Form 20-F
period 2002-12-31
BE SEMICONDUCTOR INDUSTRIES NV
filed 2003-03-31
CIK 1003196

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 20-F

(MARK ONE)

| |             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

|X|               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR

| |                 TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM ____ TO ____

                         COMMISSION FILE NUMBER: 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 THE NETHERLANDS
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  MARCONILAAN 4
                                 5151 DR DRUNEN
                                 THE NETHERLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

      TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED
      Ordinary Shares                  Nasdaq National Market

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT:
                                      None

      The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002: 30,898,228 Ordinary Shares, nominal value (euro)0.91 per share (of which amount, 5,000,425 are traded on the NASDAQ National Market in the form of New York Shares and 25,897,803 are traded on the Amsterdam Stock Exchange in the form of Bearer Shares).

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X|  No | |

      Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17 | | Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                     PART I

PART I .....................................................................................           1
Item 1:  Identity of Directors, Senior Management and Advisers..............................           1
Item 2:  Offer Statistics and Expected Timetable............................................           1
Item 3:  Key Information....................................................................           1
Item 4:  Information on the Company.........................................................           7
Item 5:  Operating and Financial Review and Prospects.......................................          20
Item 6:  Directors, Senior Management and Employees.........................................          33
Item 7:  Major Shareholders and Related Party Transactions..................................          37
Item 8:  Financial Information..............................................................          37
Item 9:  The Offer and Listing..............................................................          38
Item 10: Additional Information.............................................................          39
Item 11: Quantitative and Qualitative Disclosure About Market Risk..........................          46
Item 12: Description of Securities other than Equity Securities.............................          46
Item 13: Defaults, Dividend Arrearages and Delinquencies....................................          46
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.......          46
Item 15: Controls and Procedures............................................................          46
Item 18: Financial Statements...............................................................          47
Item 19: Exhibits...........................................................................          47

                                   ----------

      In this Annual Report on Form 20-F, references to "Besi" or the "Company" are to BE Semiconductor Industries N.V. and references to "we" or "us" are to BE Semiconductor Industries N.V., and, as the context requires, its wholly owned subsidiaries.

      Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999. Amounts for all periods prior to January 1, 1999 were restated from our former reporting currency, the Netherlands guilder, into euro, using the exchange rate at January 1, 1999 of (euro) 1.00 = NLG 2.20371. In this Form 20-F, references to "euro" or "(euro)" are to euro, references to "NLG" are to Netherlands guilders and references to "U.S. dollars," "U.S.$" or "$" are to United States dollars.

      Our fiscal year ends on December 31 of each year. References to any specific financial year or to "FY" refer to the year ended December 31 of the calendar year specified.

                           FORWARD LOOKING STATEMENTS

      This Annual Report on Form 20-F contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by and information currently available to us. Without limiting the foregoing, when used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

      The selected consolidated financial data set forth below for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 are derived from our consolidated financial statements, which appear elsewhere in this Form 20-F, and which have been audited by KPMG Accountants N.V. The selected consolidated financial data set forth below for the years ended December 31, 1998 and 1999, and as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements, which are not included in this Form 20-F. The data set forth below should be read in conjunction with "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F. Amounts for all periods prior to January 1, 1999 were restated from our former reporting currency, the Netherlands guilder, into euro using the exchange rate at January 1, 1999 of (euro)1.00 = NLG2.20371. The comparative financial statements reported in euro depict the same trends as would have been presented if we had continued to present our financial statements in Netherlands Guilders. The financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euro.

                                                                              YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------------------------
                                               1998(1)        1999              2000          2001           2002           2002(2)
                                               EURO           EURO              EURO          EURO           EURO            U.S.$
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)


STATEMENTS OF OPERATIONS
  DATA:
Net sales ............................... (euro) 150,914  (euro) 105,645 (euro) 197,972 (euro) 150,030  (euro) 83,228  $     87,265
Cost of sales ...........................        103,000          71,041        121,171         96,253         55,849        58,558
                                          --------------  -------------- --------------  -------------  -------------  ------------
Gross profit ............................         47,914          34,604         76,801         53,777         27,379        28,707
Selling, general and administrative
expenses ................................         34,078          26,490         33,841         30,563         26,235        27,507
Research and development expenses .......         10,761           7,612         11,440         15,446         12,470        13,075
Write-off of acquired in process
research and  development ...............             --              --         11,461             --             --            --
Restructuring charges (release) .........          4,356          (1,067)            --          8,306            786           824
Goodwill impairment .....................             --              --             --             --          3,302         3,462
Amortization of intangible assets .......          2,744           2,744          3,126          3,848          2,591         2,717
                                          --------------  -------------- -------------- ---------------  -------------  ------------
Total operating expenses ................         51,939          35,779         59,868         58,163         45,384        47,585
Operating income (loss)  ................         (4,025)         (1,175)        16,933         (4,386)       (18,005)      (18,878)
Interest income (expense), net ..........           (647)           (563)         2,814          4,240          3,395         3,559
Other income, net .......................            227           1,180             --             --             --            --
                                          --------------  --------------  -------------- --------------  -------------    ----------
Income (loss) before taxes and equity in
earnings (loss) of affiliated companies           (4,445)           (558)        19,747           (146)       (14,610)      (15,319)
Income taxes (benefit) ..................           (669)          1,098)         6,311            518          2,404         2,520
                                          --------------  --------------  -------------- --------------  -------------    ----------
Income (loss) before equity in earnings
(loss) of affiliated companies ..........         (3,776)            540         13,436           (664)       (17,014)      (17,839)
Equity in earnings (loss) of
affiliated companies and loss on
sale of affiliated companies ............          1,732           1,891          5,031        (16,314)            --            --

Minority interest .......................             --              --             --             --              3              3
                                          --------------  -------------- -------------- --------------  -------------   ------------
Net income (loss) .......................  (euro) (2,044)   (euro) 2,431  (euro) 18,467 (euro) 16,978  (euro) (17,011)  $   (17,836)
                                          ==============  ============== ============== ==============  ==============  ============

Earnings (loss) per share--basic ........  (euro)  (0.08)  (euro)   0.09  (euro)   0.61  (euro)  (0.53) (euro)  (0.54)  $     (0.57)
Earnings (loss) per share--diluted ......  (euro)  (0.08)  (euro)   0.09  (euro)   0.61  (euro)  (0.53) (euro)  (0.54)  $     (0.57)
Weighted average number of shares used
to compute earnings (loss) per
share--basic ............................     26,394,425      26,394,425     30,242,151     31,794,675     31,462,482     31,462,482
Weighted average number of shares used
to compute earnings (loss) per
share--diluted ..........................     26,394,425      26,415,048     30,351,462     31,794,675     31,462,482     31,462,482
OTHER OPERATING DATA:
Capital expenditures ....................  (euro)  4,564   (euro)  1,213  (euro)  6,311  (euro)  3,393  (euro)  4,903   $      5,141
Depreciation of property, plant and
equipment ...............................          5,318           4,985          4,465          4,495          4,135          4,336
Net cash provided by operating activities          6,202           4,878         12,066         14,942         (4,224)       (4,429)
BALANCE SHEET DATA:
Working capital .........................  (euro) 60,804   (euro) 69,262  (euro)156,389  (euro)177,121  (euro) 157,612  $    165,256
Total assets ............................        193,457         202,289        325,747        271,886         244,988       256,880
Short-term debt (including current
portion of long-term debt and capital
leases) .................................         11,162           9,009          1,693          1,648          1,228          1,288
Long-term debt and capital leases
(excluding current portion) .............         15,071          12,123         10,699          9,040          7,812          8,191
Shareholders' equity ....................        125,711         133,636        247,743        228,302        200,488        210,211

----------
(1) The financial data for the year ended December 31, 1998 have been restated from NLG into euro using the exchange rate as of January 1, 1999 of(euro)1.00 = NLG2.20371.

(2) Translated solely for convenience of the reader at the noon buying rate in effect on December 31, 2002 of(euro)1.00 = $1.0485.

EXCHANGE RATE INFORMATION

      A significant portion of our net sales and expenses is denominated in currencies other than euro. We do not currently anticipate paying any dividends to shareholders. Any dividends that we may declare, however, would be in the currency determined by our directors at the time they are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of shares of New York registry.

      On January 1, 1999, the Netherlands adopted the euro as its legal tender. Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods in our audited consolidated financial statements and in the other financial information discussed in this annual report. To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown. For all periods prior to the creation of the euro on January 1, 1999, this information has been calculated using the noon buying rates for the Netherlands guilder per (euro)1.00 for each period, as translated into euro at the official fixed rate of (euro)1.00 = NLG2.20371. The average is computed using the noon buying rate for the euro, or where applicable the Netherlands guilder, on the last business day of each month during the period indicated.

AVERAGE EXCHANGE RATES OF U.S. DOLLARS PER EURO

                                                                     AVERAGE
 Financial year ended December 31, 1998 ..........................   $1.1116

 Financial year ended December 31, 1999 ...........................  $1.0667
 Financial year ended December 31, 2000 ...........................  $0.9234
 Financial year ended December 31, 2001 ...........................  $0.8909
 Financial year ended December 31, 2002 ...........................  $0.9495

RECENT EXCHANGE RATES OF U.S. DOLLARS PER EURO

      The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2002 to February 2003:

                                                        HIGH               LOW
                                                      -------            -------
September 2002..........                              $0.9959            $0.9685
October 2002............                              $0.9881            $0.9708
November 2002...........                              $1.0139            $0.9895
December 2002...........                              $1.0485            $0.9927
January 2003............                              $1.0861            $1.0361
February 2003...........                              $1.0875            $1.0708

      The noon buying rate for euro on March 20, 2003 was (euro)1.00 = $1.063.

RISK FACTORS

      The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 20-F or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL AND THIS MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN.

      Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995. In 1996, however, the market began to experience a significant downturn due to production overcapacity and severely falling prices that resulted in an 8.6% decrease in worldwide sales. Worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions had a direct result on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY.

      Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

      -     the outbreak of war or a significant terrorist attack;

      -     the volatility of the semiconductor industry;

      - the length of sales cycles and lead-times associated with our product offerings;

      -     the timing, size and nature of our transactions;

      - market acceptance of new products or product enhancements by us or our competitors;

      - the timing of new personnel hires and the rate at which new personnel become productive;

      -     changes in pricing policies by our competitors;

      -     changes in our operating expenses;

      - our ability to adjust production capacity on a timely basis to meet customer demand; and

      -     fluctuations in foreign currency exchange rates.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS.

      Our backlog amounted to (euro)42.5 million at December 31, 2002. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS.

      Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds (euro)300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

      -     customers' capital spending plans and budgetary constraints;

      -     the timing of customers' budget cycles; and

      -     customers' internal approval processes.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS.

      Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2002, our three largest customers accounted for approximately 45% of our net sales, with the largest customer accounting for approximately 24% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET.

      We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

      Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

      We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

      We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

      -     price, product quality and system performance;

      -     ease of use and reliability of our products;

      - manufacturing lead times, including the lead times of our subcontractors;

      -     cost of ownership;

      -     success in developing or otherwise introducing new products; and

      -     market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS.

      Our industry is subject to rapid technological change and new product introductions and enhancements. Our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors.

      Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS.

      We have facilities and personnel in the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

      -     general economic conditions in each country;

      - the overlap of different tax structures and management of an organization spread over various countries;

      - unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in some countries; and

      - import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES.

      Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS.

      The percentage of our consolidated net sales that is denominated in euro is approximately 63% whereas net sales represented by U.S. dollars or dollar-linked currencies is approximately 37%. Approximately 77% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the U.S. dollar. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

      Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED.

      Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE.

      Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or that third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS.

      We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

IN JANUARY 2002, WE ACQUIRED LAURIER INC. AND AS PART OF OUR FUTURE GROWTH STRATEGY WE MAY MAKE ADDITIONAL ACQUISITIONS OR INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      If we do not successfully integrate the business and technology of Laurier Inc. ("Laurier"), our business may be harmed. We are integrating the operations of Laurier with our RD Automation subsidiary ("RDA") and expect to incur costs and commit significant management time in effecting this integration.

      If we do not realize the expected benefits of the purchase of RD Automation or Laurier, our financial results, including earnings per share, could be adversely affected. Achieving the benefits of these acquisitions will depend in part on the successful integration of operations, technology, development programs, products, clients and personnel in a timely and efficient manner. Integration efforts may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions, strategic plans, personnel and other decisions. We do not know whether we will be successful in these integration efforts and cannot assure you that it will realize the expected benefits of the acquisition.

      In addition, it is possible, as part of our future growth strategy, that we will from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for such items as amortization of goodwill or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS.

      We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the supervisory board of a corporation has the power to appoint its own members, to appoint and dismiss members of the board of management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

      In addition, in April 2000 we established the Stichting Continuiteit
BESI, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

ITEM 4: INFORMATION ON THE COMPANY

INTRODUCTION

      BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor packaging, plating and die handling equipment for both leadframe and array connect applications. We design and manufacture technologically advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through four wholly owned divisions. Our Besi molding division provides Fico automated molding systems and our Besi trim and form division provides Fico trim and form systems. Our Besi plating division provides Meco plating systems and singulation systems. Our Besi die handling division, combining our former RD Automation and Laurier subsidiaries, provides RDA flip chip die attach systems and Laurier automated die sorting systems. Recently, we began marketing and selling our Advanced Back-end Cluster equipment, or ABC, which are integrated solutions of assembly process equipment, incorporating products from our subsidiaries as well as from other manufacturers.

      Our customers are leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Conexant, IBM, Infineon, Intel, Lucent, Micron, Motorola, NSEB, ON Semiconductor, Philips and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to our attaining a leading position in each of our principal product lines.

      We were incorporated under the laws of the Netherlands in May 1995. Our principal executive offices are located at Marconilaan 4, 5151 DR Drunen, the Netherlands, and our telephone number at that location from the United States is
(011) 31- 416-384345. The address for our agent for service in the United States is BE Semiconductor Industries USA, Inc., 10 Tinker Avenue, Londonderry, NH 03053.

INDUSTRY BACKGROUND

      INTRODUCTION

      Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Most consumers picture semiconductors as small black boxes. The small black boxes are actually the packaging that surrounds the silicon chip and both protects the chip from the external environment and provides the interface between the chip and other electronic components.

      Historically, semiconductors were mass-produced as standard parts. Their electronic functionality was determined by configuring many standard parts on a printed circuit board that was custom designed for each application. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. Over time, system users and designers have continued to demand more functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have reduced costs and increased device yields.

      The simple approach of reducing chip sizes and increasing functionality in order to meet customer production requirements has pushed the limits of conventional semiconductor packages. Semiconductor manufacturers have been required to develop new packaging technologies in response to increased demand for:

      - Complexity. Manufacturers now combine so many functions on each chip that it becomes difficult to accommodate the large number of necessary electrical interconnections. This problem will only increase as designers continue to develop solutions with an increased number of functions per chip.

      - Miniaturization. New applications and ever smaller electrical equipment such as wireless devices, including cellular telephones and personal digital assistants, demand increased density and functionality per chip, which can only be achieved through smaller chip designs and packages.

      - Customization. At the same time as individual chips become more powerful and the total number of chips in end products is reduced, customers require specific customized packages for their individual needs. Manufacturers therefore demand packaging equipment with the flexibility to handle an increased number of specific applications.

      The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive. Due to increased requirements for complexity, miniaturization and customization, semiconductor manufacturers demand highly sophisticated, cost-effective equipment from semiconductor assembly packaging and plating equipment suppliers.

      SEMICONDUCTOR MANUFACTURING AND ASSEMBLY

      The semiconductor manufacturing process involves two distinct phases, wafer processing, commonly referred to as the front-end, and assembly/test operations, including die attach wire bonding, packaging, plating and testing functions, which are commonly referred to as the back-end. Wafer processing involves thousands of complex steps applied to a silicon wafer to form millions of circuits on the wafer comprising a large number of chips. As the cost of equipment and consequently production cost for the front-end is very high, it is critical for manufacturers to protect their investment during the back-end process by minimizing losses from defective processing, increasing throughput and shortening manufacturing lead times for semiconductor products.

      The semiconductor assembly process first involves the separation from the wafer of individual chips or "die" and the attachment of each die to a plated metal leadframe or a multilayer substrate. The connection of the chip is then made either by bonding extremely fine gold or aluminum wire to the leadframe ("wire bonding") or by creating direct connections to the substrate via a so-called flip chip ("die attach" or "die bonding"). Next, the chips are molded by encapsulation in an epoxy plastic. In leadframe applications, the leads are then deflashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. In array connect applications, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. Functional testing is carried out in various testing operations. At present, testing is separate from assembly operations. Advanced integration capabilities, however, already permit the integration of test functions with leadframe trim and form operations.

      A more detailed description of the key stages in the semiconductor assembly process is set forth below:

            Die Separation--a dicing saw cuts the wafer into individual chips or "die";

            Stamping, Etching, Plating and Materials Processing--a metal leadframe is stamped or etched and plated with silver, gold or nickel palladium to act as a physical carrier and electrical connection for the individual die; in processes used to create array connect devices, a rigid or flexible multilayer substrate acts as a carrier for the individual die;

            Silver/Gold Spot Plating--the lead tips and die pads are plated with silver or gold to facilitate the bonding of the die to the leadframe or substrate;

            Bonding--chips are bonded to the leadframe and specific locations on the chip and corresponding leads on the frame are connected with very fine gold or aluminum wire;

            Flip Chip Die Attach--Chips are attached directly to the substrate through contact with small gold or precious metal alloy balls effected by a reflow process;

            Molding--the chips are encapsulated, generally in epoxy plastic, to protect them from external contamination;

            Deflashing--the epoxy residue left over from the molding process is removed;

            Tin-lead plating--the leads of the molded chips are plated with tin-lead to facilitate soldering to other components;

            Trim and Form--the leads of the molded chips are cut and formed for later placement on a printed circuit board after packaging and final test;

            Ball Placement--balls are placed onto substrates to form the connection between the chip's substrate and external electronic devices;

            Reflow--tin balls are heated and cooled to connect them to the substrate;

            Singulation--packaged array connect devices are sawed into individually packaged units using a high-speed cutting wheel; and

            Test Handling--the packaged semiconductor is delivered to a tester by handling equipment.

      FUTURE SEMICONDUCTOR PACKAGING

      Semiconductor manufacturers face continuing challenges to meet the demands of their end-user customers in response to new market developments. For example, in recent years, the use of semiconductors in applications such as wireless telephony, personal digital assistants and consumer electronics has proliferated rapidly. In addition to rapidly increasing volumes, the use of semiconductors in devices such as cellular telephones imposes continuing demands upon semiconductor manufacturers to reduce the size of the device and increase its functionality, while still responding to intense time-to-market pressures.

      To meet the challenges faced by semiconductor manufacturers, the semiconductor assembly industry has developed new chip packaging technologies. To address the requirement for increasingly dense circuits, array connect packaging has been developed, of which chip scale ball grid array packaging has emerged as the leading solution. Rather than relying on leadframes to mount and connect semiconductors, a multilayer substrate material is used. Underneath the substrate, balls of solder are placed in an array pattern to establish direct contact with the circuit board allowing much greater densities than can be attained using leadframe technology. Chip scale ball grid array packaging is ideal for producing small, complex wireless devices.

      An even more recent innovation is flip chip technology. As chips have decreased in size, the pitch or distance between the gold wires that connect the chip to the substrate or leadframe has continued to shrink. Flip chip technology eliminates the need for wire bonding by placing the contact points of the chip in direct contact with the packaging substrate. This technology requires stringent control of the placement of the chip on the substrate. Due to the significant cost associated with front-end manufacturing, back-end technologies must be fully developed with very high yields of defect-free devices before they are commercially introduced. As a result, deployment of flip chip technology is still in its early stages.

      We believe that both these new technologies are attractive solutions for a number of the challenges faced by semiconductor manufacturers, and anticipate that they will be adopted more broadly in the future. They will in turn require the introduction of new assembly processes, including new molding processes to encapsulate array connect chips and singulation systems in place of trim and form systems to cut and form array connect chips for installation on printed circuit boards.

      CUSTOMER REQUIREMENTS

      The dynamic nature of the semiconductor market causes manufacturers to seek a one-stop, integrated solution for their production requirements, both to maximize their return on investment in fabrication facilities and to eliminate potential bottlenecks in the semiconductor assembly process. As a result, manufacturers require assembly solutions that:

      - are continuously improved to support new technologies for both leadframe and array connect packages;

      - include equipment capable of handling the wide range and proliferating number of chip packages; and

      - offer increased yields of defect-free devices while reducing manufacturing lead times.

To develop these solutions, manufacturers and suppliers must collaborate closely to identify product and process specifications and develop new technologies.

STRATEGY

      Our objective is to become the world's leading supplier of advanced back-end assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

      Leverage Our Technology Leadership to Exploit New Packaging Technologies. Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for new semiconductor packaging. In the array connect market, we have introduced advanced molding systems and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and are one of the leading suppliers of equipment used in chip scale ball grid array molding.

      Actively Pursue Back-end System Integration. We believe that customer demands for higher throughput, quality and flexibility in the assembly process offer significant opportunities for those equipment manufacturers able to automate and integrate that process. We intend to expand the range of automated systems for various leadframe and array connect assembly processes and ultimately to offer a complete, integrated solution for our customers. Our current generation of systems has introduced the integration of molding with wire bonding and post cure, as well as the integration of marking, vision inspection and testing with trim and form and singulation processes. We intend to continue this process by introducing other products to support an automated and integrated assembly process, including advanced test handling systems and tracking systems, as part of our goal of offering customers a one-stop, integrated solution for the entire assembly process.

      Focus on Strategic, Long-Term Customer Relationships. Our close relationships with our customers, many of which exceed thirty years, provide us with valuable knowledge about the semiconductor packaging and plating requirements as well as opportunities to develop back-end systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products sold to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

      Expand Global Sales and Service Operations. We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly in China and Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market service in each geographic region is critical to sustain close relationships with customers and generate new product sales.

      Selectively Pursue Acquisitions. We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis. Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope. In September 2000, we acquired RD Automation in order to expand our array connect product portfolio and in January 2002, we acquired Laurier allowing us to incorporate intelligent die sorting capabilities in our integration strategy. We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources. In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

PRODUCTS AND SERVICES

      We develop and produce semiconductor packaging, plating die attach and die sorting equipment for both leadframe and array connect applications.

      Our packaging equipment consists of:

      - automated molding systems that encapsulate semiconductor devices in epoxy resin;

      - automated trim and form systems used to cut and then form metallic leads of encapsulated semiconductor devices;

      - automated singulation systems used to cut packaged array connect substrates; and

      - integration lines that connect and integrate the packaging process from molding until final testing.

      Our plating equipment consists of a comprehensive line of fully automated tin-lead plating systems.

      Our die handling equipment consists of:

      - manual and automated high precision systems which place the contact points of the chip in direct contact with the packaged substrate; and

      - automated die sorting systems which are used to inspect, select and sort dies, flip chips, wafer level scale packages and opto-electronic devices for further processing in assembly operations.

      In the future, we plan to offer customers a fully automated and integrated array connect assembly solution that will integrate test handling and flip chip bonding capabilities with our existing line of packaging and plating equipment.

PACKAGING EQUIPMENT

      Automated Molding Systems. Once chips have been bonded, using either wire bond technology or flip chip die attach technology they must be encapsulated in a stable, electronically neutral base. We produce a range of automated molding systems for leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins.

      Based on our observation of trends in our industry, we believe that package proliferation both for leadframe and new array connect devices will increase from 400 package types five years ago to over 1,000 package types in the coming years. We believe that such proliferation will further increase the necessity of automated molding processes, because automation will enable our customers to increase their yield of defect-free devices through better process control and because the rapid transition to smaller, thinner surface-mount devices and the advent of array connect packages requires more precise handling and processing techniques. As a result, manufacturers have demanded assembly equipment with features that are sophisticated enough to support the introduction of these new packages and sufficiently flexible to permit both the high-volume production of devices and smaller production runs of specialized chips.

      To meet these requirements, we have developed and customized automated molding systems to meet customers' performance and flexibility requirements. Our automated molding systems use a multiplunger technology, which increases efficiency by means of multiple transfer plungers per mold. In addition, our systems use molds smaller than those currently available from other manufacturers, including those in Japan. We believe that these features improve process control, increase throughput and provide greater flexibility by a more rapid exchange of mold sets. All of the systems are modular, allowing integration with other process equipment, such as wire bonders, post cure ovens and trim and form equipment.

      Our automated molding systems feature an electromechanical drive and modular design range for one strip to sixteen strips capability. In 2000, we introduced a new molding system platform for the high density array connect market. For the year ended December 31, 2002, sales of our chip scale ball grid array molding systems accounted for approximately 5% of our total molding systems sales.

      To enhance further the flexibility, speed and reliability of our automated systems, we have developed proprietary control software that permits operators to vary the parameters for encapsulation of chips and facilitates the transition from one product group to another. The software automatically analyzes the characteristics of any chip entered by the operator, and provides the operator with the instructions required for automated encapsulation of the prescribed product set. We also have developed proprietary software that provides customers with trend data on mold temperatures, plunger pressure and position and other key performance reliability indicators to allow precise monitoring of the production process.

      Our current line of molding systems ranges in price from (euro)250,000 for a one strip machine designed to facilitate the development of new packages and manufacturing of low volume products to approximately (euro)1,000,000 for a fully configured, high capacity, automated electromechanical system.

      As of December 31, 2002, we had sold approximately 875 automated molding systems and had supplied over 50% of the installed base of automated molding systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, IBM, Infineon Technologies and Micronas.

      Automated Trim and Form Integration Systems. Automated trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Our trim and form integration systems are capable of integrating laser marking, vision inspection and functional testing. Trim and form integration, including testing, is the final step in the manufacture of a semiconductor using conventional leadframe technology. The procedure requires a high degree of precision, particularly with the increasing adoption of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

      To meet customer requirements, we offer high quality trim and form systems with a wide range of options. Customers have the ability to customize specific production requirements by selecting a manual, semi-automatic or automated system with either a hydraulic or electromechanical drive system. The customer selects a specific configuration and we then customize the equipment to meet such requirements using our proprietary tool designs and proprietary loading/transport system. Our trim and form systems are modular in design in order to meet customer-specific volume and product requirements.

      To enhance further the flexibility, speed and reliability of our automated systems, we have developed proprietary modular control software that permits operators to vary the parameters and easily make the transition from one product group to another. The software automatically analyzes the characteristics of any chip entered by the operator, and provides the operator with the instructions required for automated handling of the prescribed product set. We have also developed proprietary software that provides customers with trend data and other key performance reliability indicators to allow precise monitoring of the production process.

      Systems also can be configured to integrate capabilities such as product marking, vision inspection and related testing functions and to operate on an integrated basis with automated molding and post-cure systems. Our current line of trim and form systems ranges in price from (euro)125,000 to (euro)550,000 depending on the particular configuration selected.

      As of December 31, 2002, we had sold approximately 860 automated trim and form systems and had accounted for approximately 50% of the installed base of automated trim and form systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EDL, EEMS, Infineon Technologies, Micronas and Motorola.

      Automated Singulation Systems. Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form systems. We commercially introduced a fully automated singulation system in July 1999. As of December 31, 2002, we have installed approximately 35 systems in the field.

PLATING EQUIPMENT

      Automated Plating Systems. As part of the back-end manufacturing assembly process, the leadframes which carry semiconductor chips must first be plated with electro-conductive materials, such as silver or gold. Once encapsulated, the chips must again be plated with tin-lead to facilitate soldering with other components. As semiconductor devices become increasingly complex, semiconductor manufacturers require plating systems that provide both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

      We currently supply plating equipment to manufacturers of stamped and etched leadframes. Although the plating equipment market for stamped leadframes is characterized by a large installed base of equipment built in-house, we believe that as this market continues to grow, more suppliers of leadframes will outsource their needs for plating equipment. The equipment market for etched leadframes is supplied by independent manufacturers.

      Our products can be used to plate semiconductors and discretes before and after encapsulation, as well as to plate connector parts. We manufacture both reel-to-reel systems, which plate continuous reels of leadframe material, and cut-strip machines, which plate individual magazines or trays of subdivided devices.

      Tin-Lead Plating (Post-Molding). On the basis of 2002 net sales, we believe that we have the leading position in the automated tin-lead plating equipment market. We expect that our growth in this market will be driven by semiconductor manufacturing capacity additions as well as the replacement of existing semiautomatic systems. Our most important current plating product is our deflash and plating magazine-to-magazine cut-strip plating system. This system, which accounts for approximately 50% of our plating system sales, is used by leading semiconductor manufacturers to deflash and plate leadframes after encapsulation. The system automatically removes plastic bleed or flash left over from the molding process before plating and then plates semiconductor devices with a tin-lead alloy. We intend to:

      - maintain our position as a market leader in automated tin-lead plating equipment and process technology;

      - increase our sales and market share by replacing semi-automated systems with our fully automated systems; and

      - continue to introduce systems offering enhanced productivity and yields and lower cost of ownership.

      Other. We also produce reel-to-reel systems for tin-lead plating of discrete devices, silver spot plating and selective connector plating.

      As of December 31, 2002, we had sold over 285 plating systems and had supplied over 50% of the installed base of automated tin-lead plating systems at several manufacturers, including Agere, Amkor, Chippac, Hynix, Infineon Technologies, Micron Technology, NSEB, Philips, Samsung, SPIL and Texas Instruments.

      All of our plating systems are modular in construction, so that they can be configured to meet specific customer volume and product requirements. Our systems use a patented plating wheel technology to support the application of a broad range of selective plating techniques, including stripe, spot, mini-spot, contour and front and rear side plating. Operators can define a range of plating parameters, including process sequence, temperature, dosing and speed through the use of proprietary control software.

      Our current line of automated plating systems ranges in price from
(euro)400,000 to more than (euro)1,500,000, depending on the specific configuration.

      Automated Ball Placement Systems. To capitalize on the growth of the array connect market, we are developing a proprietary line of ball placement systems which places the soldered ball onto the substrate molded strip in order to provide the device with electrical conductivity. We believe that such systems are required for semiconductor manufacturers seeking to establish a fully automated array connect manufacturing line.

      We have also specialized since 1970 in the supply of chemicals for the semiconductor and electronic plating industry. We develop and sell our own chemical formulations for the plating of electronic material that incorporate qualities required for specific leadframe and connector applications. Our chemical products include a range of cleaners, electropolishers and strippers that are used by, and sold in conjunction with, our plating equipment.

DIE HANDLING SYSTEMS

      Flip Chip Die Attach Systems. Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and internet infrastructure. In the opto-electronics field, precision flip chip, die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks. Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to 1 micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with an average placement accuracies of approximately 2 micrometers. Our current line of flip chip die attach systems range in price from (euro) 100,000 to more than (euro) 500,000.

      Die Sorting Systems. Automated die sorting systems are used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Pick-and-place systems are also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices. Our current line of die sorting systems range in price from (euro) 150,000 tot (euro) 300,000.

ADVANCED BACK END CLUSTER EQUIPMENT

      In 2001, we began marketing and selling integrated lines of assembly equipment under the Advanced Back End Cluster Equipment under the ABC product name principally combining products from our subsidiaries as well as from other assembly manufacturers. The objective of the ABC system is eventually to integrate all process steps of either conventional leadframe or array connect back-end assembly operations into one system.

TECHNOLOGY

      We believe that important trends in the semiconductor industry, including rapidly changing technologies for semiconductor fabrication, shorter product cycles and the proliferation of new packages and devices, will further increase the significance of technology in the back-end manufacturing process. In cases where such protection is required, we believe that our technology is adequately protected by patents. We design, develop and manufacture our automated molding, trim and form, singulation and plating systems drawing on advanced technological features, including the following:

AUTOMATED MOLDING SYSTEMS

      Multi-Plunger Technology. Our automated molding systems use our multi-plunger technology, in which each mold contains multiple transfer plungers with patented tips. This design, when combined with our small mold sizes, affords both accuracy and flexibility to provide faster and more efficient production. Additionally, for chip scale ball grid array substrates, our molds can accommodate variations in board thickness, allowing our systems to meet precise specifications. We also have developed specialized configurations to improve the flow of mold compound in the production of ultra thin packages.

      Modular Press. Our patented electromechanical molding systems incorporate a modular designed, rigid electromechanical press construction, resulting in greater process control. In addition, the systems' electromechanical drive eliminates the risk of contamination associated with the use of hydraulic fluids, facilitating their use in clean room environments.

      AUTOMATED TRIM AND FORM SYSTEMS

      Roller Form Tool. For the final forming of devices, we have developed a cylindrical roller forming tool which allows extremely accurate forming while also providing significantly reduced cleaning times, expediting trim and form processes.

      Modular Press. Our automated trim and form systems have a patented modular press section with an electromechanical drive for both press stroke and leadframe transport, making it capable of integration with other back-end systems. Each system has a specially guided press permitting greater stability and significantly higher speed and precision when compared with conventional hydraulic systems. In addition, their electromechanical motion control facilitates the use of the systems in clean room environments.

      AUTOMATED SINGULATION SYSTEMS

      Our singulation systems use modular vacuum heads to improve handling and sorting capabilities. In addition, our high speed diamond-coated wheel cutting and laser inspection technology provides both speed and flexibility to accommodate a wide variety of array connect requirements.

      AUTOMATED PLATING SYSTEMS

      Spot Plating Wheel. Our spot plating system uses our patented wheel concept to permit continuous plating and eliminate the loss of production time inherent in traditional step-and-repeat methods.

      Tin-Lead Plating Equipment. Our tin-lead plating systems include specialized mechanical handling devices, with patented leadframe guides that facilitate speed and flexibility in handling a wide variety of products, including fragile leadframes. These devices allow plating to be effected without major system changes.

      AUTOMATED BALL PLACEMENT SYSTEMS

      We are currently developing a ball placement technology aimed at below 0.3 micron ball diameter on substrates of various designs.

      DIE ATTACH EQUIPMENT

      Our automatic die attach systems offer solutions for process development and volume production applications, including models catering to 1 micrometer accuracy bonding. In addition, we offer semi-automatic systems capable of bonding from 10 grams to 125 kilograms of force, with an average placement accuracy of approximately 2 micrometers.

      DIE SORTING EQUIPMENT

      Our automated die sorting systems are used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. In addition, we offer pick-and-place systems which are also capable of handling 300 millimeter diameter wafers.

      PROPRIETARY DATA MANAGEMENT SOFTWARE

      All of our systems incorporate proprietary software enabling customers to use advanced process control, statistical process monitoring and advanced data management that facilitates the application of our process technology across back-end processes and enhances the flexibility of our systems. Our software also supports testing during the course of the trim and form process. We believe that the software component of our systems will increase in significance over time. The software is microprocessor controlled, allowing integration with customers' networks.

CUSTOMERS

      Our customers consist primarily of leading U.S., European and Asian semiconductor manufacturers and subcontractors. Our close relationships with our customers provide us with valuable knowledge about evolving semiconductor devices and packages as well as the opportunity to develop back-end systems in conjunction with our customers. Our principal customers are set forth below.

        PACKAGING EQUIPMENT                                PLATING EQUIPMENT                        DIE HANDLING SYSTEMS
----------------------------------------         -----------------------------------         ------------------------------
Amkor                  Infineon                  ASE                   Micron                Agere             MCNC
                       Technologies                                    Technology
                                                                                             Amkor

Atlantic                                         Amkor                                       Blaze             MemLink
Technology                                                                                   Technologies

AVX                    Micron                    Berg Electronics      Molex                 CMD               Micron
                       Technology

Conexant               Micronas                  Compel                NSEB                  Corning           Nortel

Cyprus                 Motorola                  EEMS                  OSE                   Dataplay          Night Vision
Semiconductor                                                          Semiconductor                           Labs

Delphi                 NSEB                      FCI                   Philips               JDS Uniphase      Raytheon
Automotive
Systems

EDL                    Philips                   Hitachi               Samsung               Intel             Samsung
                                                                                                               Electronics
EEMS                   ON                        Hynix                 SPIL                                    Technicon
                       Semiconductor
Hynix

IBM                    STMicroelectronics        Infineon              Texas
                                                 Technologies          Instruments


                                                 Lingsen               Thomas &
                                                                       Betts

      For the year ended December 31, 2002, each of Infineon Technologies and STMicroelectronics accounted for more than 10% of our net sales. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our systems tend to vary from year to year depending upon specific capital investment schedules, technological developments and business prospects.

      In general, we have maintained close, long-term relationships with our customers. The use of our systems has become an integral part of some of our customers' decision-making process for future equipment selection, while the quality of services rendered by the plating division has provided customers with flexibility in making evaluations regarding capacity needs in future business planning. We believe that our focus on large, technically sophisticated semiconductor manufacturers and emphasis on close relationships with a number of such semiconductor manufacturers worldwide is an important competitive advantage.

SALES, FIELD SUPPORT AND SERVICES

      Our worldwide sales and support organization is critical to our strategy of maintaining close relationships with leading semiconductor manufacturers. Sales functions are performed both on a regional and product line basis, and salesmen have direct responsibility for new product sales and daily customer account management. The regional offices are supplemented in some Middle Eastern and Asian countries by distributors or agents. Sales activities in each region are supported by product line marketing groups in the Netherlands.

      Our service and support activities include warranty services, technical support, training, provision of spare parts, molds and tooling capability. We maintain 22 overseas service offices. Our manufacturing facilities in the Netherlands, Malaysia and the United States also play an important role in marketing and sales. Each facility is responsible for the production and technical support of equipment that it manufactures as well as for customer service in conjunction with field service personnel.

      The following table sets forth the number of our employees, by geographical region, engaged in sales and marketing and after sales and customer support as of December 31, 2002:

                                                                                       AFTER SALES
                                                                                           AND
                                                                        SALES AND       CUSTOMER
                                                                        MARKETING        SUPPORT
                                                                        ---------      -----------
            Europe ..........................................              40              22
            Asia (excluding Japan and Korea) ................               7              21
            United States ...................................              12              12
            Japan ...........................................               1               3
            Korea ...........................................               1               1
                                                                           --              --
                        Total ...............................              61              59
                                                                           ==              ==

      We typically experience a lengthy sales cycle for our products due to the significant amount of capital investment involved and careful coordination required to satisfy customers' design specifications. Equipment production takes between four and nine months after agreement upon specifications, with generally at least an additional month for testing and acceptance.

GEOGRAPHIC MARKETS

      We believe that we are the leading supplier of automated trim and form, molding and plating systems to non-Japanese semiconductor manufacturers for their operations in Europe, the United States and the Asia Pacific region, including Korea. The following table sets forth our net sales by geographic regions for each of the last three years and the percentage of our total net sales represented by each region.

                                          2000                       2001                        2002
                                 -----------------------     -----------------------     --------------------
                                                                    (IN MILLIONS)
Asia Pacific ................    (euro) 110.8        56%     (euro)  68.9        46%     (euro) 44.8      54%
Europe and Rest of World ....            64.3        32              47.8        32             28.3      34
North America ...............            22.9        12              33.3        22             10.1      12
                                 ------------       ----     ------------       ----     -----------     ----
           Total ............    (euro) 198.0       100%     (euro) 150.0       100%     (euro) 83.2     100%
                                 ============       ====     ============       ====     ===========     ====

BACKLOG

      At December 31, 2002, we had a backlog of approximately (euro)42.5 million compared to (euro)36.5 million at December 31, 2001. The increase in backlog was due primarily to increased bookings for molding systems, trim and form integration systems and plating systems. We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

MANUFACTURING AND SUPPLIERS

      Meco subcontracts virtually all components and subsystems incorporated into its products. Its manufacturing operations consist exclusively of final assembly and test. Fico continues to manufacture molds and tools which it considers critical to its performance. It subcontracts all other manufactured parts, components and subsystems. However, an increasing amount of Fico's manufacturing requirements is being subcontracted to third-party vendors. Fico and Meco in all cases maintain overall responsibility for the design, assembly, test, production and incorporation of proprietary features in their equipment. Although we have not experienced any significant difficulty in our relationships with subcontractors, our ability to expand our capacity and rate of growth will rely on our ability to obtain increased production from our existing subcontractors or identify additional qualified subcontractors.

      Our ability to continue to expand production depends on our ability to construct and expand the foregoing facilities on a timely basis.

      On occasion, we have experienced delays or unexpected costs in connection with the introduction of new products. These problems can result in unanticipated delays in product introduction, delays in product shipment, declines in orders and increased costs of goods sold and warranty costs, and can adversely impact our relationship with some of our customers.

      We believe that emphasis upon quality equipment and service is essential to our competitive position, and therefore maintain at each facility a dedicated quality management organization. We train all of our employees in basic quality skills and conduct customer quality audits of procedures and personnel. All of our automated trim and form and molding systems operations have qualified for compliance with ISO 9000 standards.

RESEARCH AND DEVELOPMENT

      The semiconductor equipment industry is subject to rapid technological change and new product developments and enhancements. We have periodically introduced new generations of automated molding, automated trim and form and plating systems, and believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

      Towards that end, we are currently actively engaged in developing enhancements to our established systems, introducing our singulation systems for the array connect market and developing automated ball placement systems for that market as well as other hardware and software to support full automation and integration of the back-end process.

      Our research and development spending is customer-driven and focuses on identifying and responding quickly to evolving customer and market requirements. Overall research and development activities for automated molding systems and trim and form systems are undertaken at our Herwen and Duiven facilities, and automated plating, singulation and ball placement systems at our Drunen facility. All of these facilities are located in the Netherlands. In addition, each of our production facilities has an engineering group whose main responsibility is application engineering, including customization of specific customer requirements and investigation of new manufacturing processes and materials.

      We historically have devoted a significant portion of our financial resources to research and development programs and expect to continue to do so in the future. For the three years ended December 31, 2000, 2001 and 2002, aggregate research and development expense was (euro)11.4 million, (euro)15.4 million and (euro)12.5 million, respectively. The increase in research and development spending in 2001 mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. Also in 2002 research and development spending was mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications

      At December 31, 2002, we employed a total of 51 engineers engaged in research and development projects for automated molding and trim and form systems. We also employed approximately 13 engineers at Meco engaged in research and development of plating systems, and approximately 14 engineers at RDA and Laurier engaged in research and development for die handling systems.

COMPETITION

      We are one of the world's leading independent suppliers of semiconductor assembly equipment. The market for assembly systems is highly competitive. In each of the markets we serve, we face competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than we do. Significant competitive factors in the market for assembly systems include system performance, cost of ownership, ease of use, reliability, installed base and technical service and support.

      A significant amount of the world's semiconductor manufacturing activity is concentrated in Japan, a market which has traditionally been supplied by Japanese semiconductor equipment manufacturers and historically has been difficult for non-Japanese suppliers to penetrate. Since 1995, we have supplied plating systems to the connector industry in Japan, and in recent years have begun to ship plating systems to Japanese semiconductor manufacturers. While we believe that this development will provide an opportunity to expand and broaden our presence in the Japanese market, given the historical difficulties of entering that market, and the existence of a number of major Japanese competitors, we may not be successful in doing so. Moreover, Japanese semiconductor equipment manufacturers aggressively compete in areas outside Japan, particularly in the Asia Pacific region. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high volume, low cost production and their high levels of excess capacity relative to other suppliers, including us.

      The semiconductor assembly industry is characterized by rapidly changing technology and a high rate of technological obsolescence. Development of new technologies that have price/performance characteristics superior to our technologies could adversely affect our results of operations. In order to remain competitive, we believe that it will be necessary to expend substantial effort on continuing product improvement and new product development. We cannot assure you that we will be able to develop and market new products successfully or that the products introduced by others will not render our products or technologies non-competitive or obsolete.

ORGANIZATIONAL STRUCTURE

      We are the ultimate parent of our group, which as of December 31, 2002 included each of the subsidiaries set forth below. Unless otherwise indicated, each subsidiary is wholly owned, directly or indirectly, and is included in our consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. Each of the subsidiaries operates in its country of incorporation.

                                                                                                   PERCENTAGE OF
                     NAME                                        COUNTRY OF INCORPORATION             OWNERSHIP
       -------------------------------------------------        --------------------------         -------------
       Fico B.V ........................................        the Netherlands                         100%
        Fico Molding Systems B.V(1) .....................       the Netherlands                         100%
       Fico Trim & Form Integration Systems B.V. .......        the Netherlands                         100%
       Fico Tooling B.V ................................        the Netherlands                         100%
       Fico Tooling Leshan Company Ltd. ................        China                                   100%
       Fico Asia SDN. BHD ..............................        Malaysia                                100%
       Fico America Inc ................................        United States of America                100%
       ASM Fico (F.E.) SDN. BHD ........................        Malaysia                               99.9%(2)
       Fico Korea Ltd ..................................        Korea                                   100%
       Fico Hong Kong Ltd ..............................        Hong Kong                               100%
       Nihon Fico Ltd ..................................        Japan                                   100%
       Fico Sales & Service Pte. Ltd ...................        Singapore                               100%
       Meco International B.V ..........................        the Netherlands                         100%
       Meco Equipment Engineers B.V ....................        the Netherlands                         100%
       Meco Japan Co. Ltd ..............................        Japan                                   100%
       Meco Equipment Engineers Inc ....................        United States of America                100%
       Meco Equipment Engineers (Far East) Pte Ltd. ....        Singapore                               100%
       Lilogix, Inc. (d/b/a RD Automation) .............        United States of America                100%
       Laurier Inc. ....................................        United States of America                100%

----------
(1)   Fico Technics B.V. was renamed Fico Molding Systems B.V. on January 6,
      2001.

(2)   We have a 100% beneficial ownership.

PROPERTY, PLANTS AND EQUIPMENT

      Our automated molding systems and molds are manufactured in facilities owned by us aggregating approximately 71,000 square feet located in Herwen and Brunssum, the Netherlands. We lease, under a capital lease, an approximately 95,000 square foot manufacturing facility for automated trim and form systems in Duiven, the Netherlands and own an approximately 24,000 square foot manufacturing facility for automated trim and form systems in Shah Alam, Malaysia. We also lease an additional approximately 25,000 square feet of facilities for automated molding systems in Herwen, the Netherlands. Our automated plating and singulation systems are manufactured at facilities leased by us aggregating approximately 95,000 square feet in Drunen, the Netherlands. We also lease 13,370 square feet of facilities for our flip chip die attach systems in Piscataway, New Jersey, U.S.A. and, as of January 2002, approximately 22,264 square feet of facilities for our die sorting systems in Londonderry, New Hampshire, U.S.A.

      At June 28, 2002, we sold the land and buildings of our Meco subsidiary in Drunen in a sale and lease back transaction for (euro)6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled
(euro)6.9 million and the net book value of the real estate sold by us amounted to (euro)5.4 million. Our gain on this transaction of (euro)1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total

(euro)0.6 million per annum.

      Our rental obligations for our facilities and machinery in each of the previous three years were (euro)1.8 million, (euro)1.6 million, and (euro)9.1 million, respectively.

      The following table summarizes information with respect to the principal facilities that we leased or owned as of December 31, 2002.

                      PLANT LOCATION                                PRINCIPAL ACTIVITIES             AREA (SQ. FEET)
          ----------------------------------------------      --------------------------------       ---------------
          Herwen, the Netherlands ......................      Manufacturing                               80,000
          Brunssum, the Netherlands ....................      Manufacturing                               16,000
          Duiven, the Netherlands ......................      Manufacturing                               95,000
          Shah Alam, Malaysia ..........................      Manufacturing                               24,000
          Drunen, the Netherlands ......................      Manufacturing; Executive Offices            95,000
          Piscatawag, New Jersey, United States ........      Manufacturing                               13,370
          Londonderry, New Hampshire, United States ....      Manufacturing                               22,264

CAPITAL EXPENDITURES

      Our capital expenditures were (euro)6.3 million in 2000, (euro)3.4 million in 2001 and (euro)4.9 in 2002.

      The expenditures in 2002 were incurred primarily for the purchase of machinery and equipment and computer equipment, as well as the first installments for (i) the construction of a new 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools.

      We expect capital spending in 2003 to increase to approximately (euro) 13 million, principally as a result of the expenditures required to complete these new buildings in 2003.

LEGAL PROCEEDINGS

      We are not currently, nor have we in the last 12 months been, involved in any litigation or arbitration proceedings that have or, in the last 12 months, have had, a significant effect on our financial position or results of operations. We are not aware of any threatened or potential legal proceedings that could have a significant effect on our financial position or results of operations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 20-F.

OVERVIEW

      Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

      Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001 we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and we expect this slowdown to continue through at least the first half of 2003.

      Our sales are generated primarily by shipments to the Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

      Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of (euro)300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

      On November 15, 2001, we sold our 30% equity interest in Possehl BESI Electronics N.V. ("PBE") to another shareholder, L. Possehl & Co., mbH ("Possehl"), for (euro)18.1 million cash. We determined that our ongoing involvement in PBE was not strategic to our long-term ambition to be the leading provider of integrated assembly solutions to the semiconductor industry. In addition, we determined that our interests would be better served by redeploying the cash from the transaction to help fund attractive opportunities in what we believe are higher growth markets in our core equipment business, such as chip scale ball grid array and other assembly technologies, either through internal means or through acquisition. In connection with the transaction, we recorded a loss of (euro)4.8 million in the fourth quarter of 2001, which is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies in our Consolidated Statements of Operations. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE which reduced the loss on sale by (euro)5.3 million.

      On January 4, 2002, we acquired Laurier Inc. ("Laurier"), a privately held company located in Londonderry, New Hampshire, USA, for U.S.$8.9 million in cash. Laurier manufactures die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. Laurier's results of operations are included in our consolidated results of operations from the date of acquisition.

EVALUATION OF CRITICAL ACCOUNTING POLICIES

      Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories and intangible assets. Actual results could differ materially from these estimates.

      REVENUE RECOGNITION

      Our revenue recognition policy conforms to the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation, which is considered inconsequential, and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

      INVENTORIES

      We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

      Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

      LONG-LIVED ASSETS

      Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell, and depreciation ceases.

      Goodwill and intangible assets not subject to amortization are tested at least annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

      GOODWILL AND INTANGIBLE ASSETS

      Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and through December 31, 2001 was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

      The Company adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

      In connection with the transitional goodwill impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. The Company was not required to perform the second step for any of its identified reporting units during its January 1, 2002 goodwill transitional impairment test.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      We are not involved in any speculative trading activities.

      Our only related party transactions were with our former PBE joint venture, of which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table.

                                                                    January 1, to
(Euro in thousands)                                                  November 15,
                                                                            2001
                                                                    -------------
Sales .............................................................        3,486
Purchases .........................................................          270
                                                                           =====

      Management believes that these transactions were conducted at arms length basis on terms and conditions equivalent to those that could have been obtained from third parties.

      The following table discloses our contractual obligations and commercial commitments.

(Euro in thousands)                                                                  Payments Due by Period
                                                           ----------------------------------------------------------------------
                                                           Less than 1
                                                                  year      1-3 years      4-5 years    After 5 years       Total
Long term debt ...........................................         955            635             --               --       1,590
Capital lease obligations
  including imputed interest .............................         600          1,200          1,200            6,997       9,997
Operating lease...........................................       1,826          1,949          1,387            4,959      10,121
Unconditional purchase
  obligations.............................................       9,466             --             --               --       9,466
                                                                ------          -----          -----           ------      ------
Total contractual obligations and
commercial commitments ...................................      12,847          3,784          2,587           11,956      31,174
                                                                ======          =====          =====           ======      ======

      Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

      As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that had adopted the euro as their currency for 2002 constitute approximately 19% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than (euro)1.0 million.

      Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 63% of total net sales in the year ended December 31, 2002, whereas net sales represented by U.S. dollars or U.S. dollar-linked currencies amounted to approximately 37%. Approximately 77% of our costs and expenses were denominated in the euro and the remaining 23% in various currencies, principally the dollar and dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

      Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

RESULTS OF OPERATIONS

SUMMARY FINANCIAL AND OTHER OPERATING DATA

(Amounts in thousands except share and                                                                       YEAR ENDED DECEMBER 31
per share data)                                                  ------------------------------------------------------------------
                                                                       2000              2001               2002               2002
                                                                       EURO              EURO               EURO              USD(1)
                                                                 ----------       -----------        -----------        -----------
Net sales ................................................          197,972           150,030             83,228             87,265
Cost of sales ............................................          121,171            96,253             55,849             58,558
                                                                 ----------       -----------        -----------        -----------

Gross profit .............................................           76,801            53,777             27,379             28,707

Selling, general and administrative expenses .............           33,841            30,563             26,235             27,507
Research and development expenses ........................           11,440            15,446             12,470             13,075
Write-off of acquired in-process
research and development .................................           11,461                --                 --                 --
Restructuring charges ....................................               --             8,306                786                824
Goodwill impairment ......................................               --                --              3,302              3,462
Amortization of intangible assets ........................            3,126             3,848              2,591              2,717
                                                                 ----------       -----------        -----------        -----------
Total operating expenses .................................           59,868            58,163             45,384             47,585

Operating income (loss) ..................................           16,933            (4,386)           (18,005)           (18,878)
Interest income , net ....................................            2,814             4,240              3,395              3,559
                                                                 ----------       -----------        -----------        -----------

Income (loss) before taxes and equity in
earnings (loss) of affiliated companies and
minority interest ........................................           19,747              (146)           (14,610)           (15,319)
Income taxes .............................................            6,311               518              2,404              2,520
                                                                 ----------       -----------        -----------        -----------
Net income (loss) before equity in earnings (loss)
of affiliated companies and minority interest ............           13,436              (664)           (17,014)           (17,839)

Equity in earnings (loss) of affiliated companies
and loss on sale of affiliated companies .................            5,031           (16,314)                --                 --
Minority interest ........................................               --                --                  3                  3
                                                                 ----------       -----------        -----------        -----------
Net income (loss) ........................................           18,467           (16,978)           (17,011)           (17,836)
                                                                 ==========       ===========        ===========        ===========

Earnings (loss) per share:

Basic ....................................................             0.61             (0.53)             (0.54)             (0.57)
Diluted ..................................................             0.61             (0.53)             (0.54)             (0.57)

Weighted average number of shares used to
compute net earnings (loss) per share:
Basic ....................................................       30,242,151        31,794,675         31,462,482         31,462,482
Diluted ..................................................       30,351,462        31,794,675         31,462,482         31,462,482

OTHER OPERATING DATA:

Capital expenditures .....................................            6,311             3,393              4,903              5,141
Depreciation and amortization ............................            7,591             8,343              6,726              7,052
Net cash provided by (used in) operating activities ......           12,066            14,942             (4,224)            (4,429)

(1) Translated solely for convenience of the reader at the noon buying rate in effect on December 31, 2002 ((euro)1.00 = U.S.$1.0485).

2001 COMPARED TO 2002

NET SALES

      Our net sales consist of sales of automated molding systems, automated trim and form and integration systems, singulation systems, automated plating systems and die handling systems.

      Our net sales decreased from (euro) 150.0 million in 2001 to (euro) 83.2 million in 2002, a decrease of 44.5%. The decrease in net sales in 2002 as compared to 2001 was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments. Net sales in the fourth quarter of 2002 increased by 21.4% compared to net sales of (euro) 22.4 million in the third quarter of 2002 due to increased order activity in the first half of 2002, resulting in increased shipments in the fourth quarter of 2002.

      Our net sales per product line for the periods indicated were as follows:

(Euro in Millions)                                             2001           2002        % change
------------------                                             ----           ----        --------
Automated molding systems................................      60.9           35.2         (42.2%)
Automated trim and form integration systems..............      41.5           15.8         (61.9%)
Singulation systems......................................       4.6            2.9         (37.0%)
Plating systems..........................................      36.1           21.7         (39.9%)
Die handling systems.....................................       6.9            7.6          10.1%
                                                              -----           ----         -----
Total net sales..........................................     150.0           83.2         (44.5%)
                                                              =====           ====         =====

BACKLOG

      Our backlog at December 31, 2002 increased by 16.4% to (euro) 42.5 million from (euro) 36.5 million at December 31, 2001, primarily due to increased bookings for molding systems, trim and form integration systems and plating systems. New orders in 2002 were (euro) 89.1 million, including (euro)1.8 million of die sort systems' backlog that was acquired as part of our purchase of Laurier, an increase of 98.9% compared to (euro) 44.8 million in 2001. The book-to-bill ratio for 2002 was 1.07 compared to 0.30 for 2001.

      We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

      Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in our cost of sales typically lag changes in net sales due to our manufacturing lead times.

      Gross profit decreased by 49.1% from (euro) 53.8 million in 2001 to (euro)
27.4 million in 2002. As a percentage of net sales, gross profit decreased from 35.8% in 2001 to 32.9% in 2002, due to the significant decrease in net sales in 2002 which was only partially offset by reduced production and overhead costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

      Our selling, general and administrative expenses in 2001 totaled (euro)
30.6 million and represented 20.4% of net sales compared to (euro) 26.2 million or 31.5% of net sales in 2002. The decrease in selling, general and administrative expenses was mainly due to a decrease in net sales and our restructuring efforts. The increase in selling, general and administrative expenses as a percentage of net sales resulted primarily from the significant decrease in net sales.

RESEARCH AND DEVELOPMENT EXPENSES

      Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

      Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

      Our research and development expenses decreased from (euro) 15.4 million in 2001 to (euro) 12.5 million in 2002. As a percentage of net sales, research and development expenses were 10.3% and 15.0%, respectively. Research and development spending in 2002 was mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. The increase in research and development spending as a percentage of net sales in 2002 reflects our continued investment in research and development despite the current market downturn.

RESTRUCTURING CHARGES

      On June 15, 2001, we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of (euro) 3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in each of the third and fourth quarters of 2001, which resulted in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of (euro)
1.7 million and (euro) 3.0 million in the third and fourth quarter of 2001, respectively.

      In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single Die Handling Systems business unit. In the fourth quarter of 2002 we restructured the combined business by reducing its workforce by approximately 28%. We recorded a restructuring charge relating to these actions of (euro) 0.8 million in 2002.

      Changes in the total restructuring reserve were:

(Euro in thousands)

Restructuring reserve as of January 1, 2002 ...............................  5,487

Second quarter 2002 releases .............................................. (1,201)
Second quarter 2002 additions .............................................  1,205
Third quarter 2002 additions ..............................................    400
Fourth quarter 2002 additions .............................................    386

Amortization assets .......................................................   (107)
Cash payments in 2002 ..................................................... (4,889)
                                                                            ------
Restructuring reserve as of December 31, 2002 .............................  1,281
                                                                            ======

      The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The releases mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. The additions to the restructuring reserve in the second quarter of 2002 related to higher than expected severance cost and later than expected final employment terminations. The additions in the third quarter of 2002 mainly relate to severance payments for the reduction in workforce in the United States and relocation cost. The additions in the fourth quarter of 2002 relate to severance payment for the further reduction in workforce in the United States. Total remaining cash outlays for restructuring activities are expected to be (euro) 1.3 million, which primarily will be expended during 2003.

OPERATING LOSS

      Operating loss increased from (euro) 4.4 million in 2001 to (euro) 18.0 million in 2002. Operating loss for 2002 included non-cash goodwill impairment of (euro) 3.3 million. Furthermore, operating loss for 2001 and 2002 included restructuring charges of (euro) 8.3 and (euro) 0.8 million, respectively. Operating loss also increased due to lower net sales, lower gross margins, partially offset by a decrease in selling, general and administrative expenses and research and development spending.

      We incurred annual patent and other identifiable assets amortization charges of (euro) 2.6 million in 2002, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries in October 1993, May 1995, September 2001 and January 2002, respectively.

      As of January 1, 2002, we adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased.

      We reviewed our business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard - the reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, we completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

      We have determined that our annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business unit and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of fiscal 2002, we recognized a goodwill impairment loss of
(euro) 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

      We do not have any identifiable assets with indefinite lives.

      The following table reflects the impact that SFAS 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

(In thousands, except per share data)                    2001             2002
                                                         EURO             EURO
                                                        -------         -------
Reported net loss ...................................   (16,978)        (17,011)
Ceased goodwill amortization ........................     1,062              --
                                                        -------         -------
Adjusted net loss ...................................   (15,916)        (17,011)

Reported loss per share
- basic and diluted .................................     (0.53)          (0.54)
Ceased goodwill amortization ........................      0.03              --
                                                        -------         -------
Adjusted loss per share
- basic and diluted .................................     (0.50)          (0.54)
                                                        =======         =======

INTEREST INCOME, NET

      Our interest income, net decreased from (euro) 4.2 million in 2001 to
(euro) 3.4 million in 2002, due to lower interest rates and lower cash balances.

INCOME TAXES

      Our income tax expense was (euro) 0.5 million in 2001 as compared to
(euro) 2.4 million in 2002. The effective tax rate was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings (loss) of affiliated companies and minority interest. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of (euro) 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these U.S. operating loss carry forwards, its income tax provision will reflect mainly domestic taxation.

EQUITY IN EARNINGS (LOSS) OF AFFILIATED COMPANIES

      Equity in loss of affiliated companies and loss on sale of affiliated companies amounted to a loss of (euro) 16.3 million for 2001. On November 15, 2001 we sold our 30% equity interest in PBE to Possehl.

NET INCOME (LOSS)

      Our net loss amounted to (euro) 17.0 million for both 2001 and 2002. Net loss for 2001 was negatively impacted by charges of (euro) 16.3 million incurred by PBE in 2001 related both to operations and a loss on the sale of our investment and after tax restructuring charges in 2001 of (euro) 5.5 million related to our equipment operations. Net loss for 2002 was negatively impacted by (i) goodwill impairment of (euro) 3.3 million, (ii) a non-cash valuation allowance of (euro) 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges in 2002 of (euro) 0.6 million related to our die handling operations. However, net loss excluding those charges for 2002 as compared to 2001 was negatively impacted by significantly decreased net sales and gross margins related to adverse market conditions, partially offset by reduced costs and expenses as a result of our restructuring efforts.

2000 COMPARED TO 2001

NET SALES

      Our net sales decreased from (euro)198.0 million in 2000 to (euro)150.0 million in 2001, a decrease of 24.2%. The decrease in net sales in 2001 as compared to 2000 was due to a significant deterioration in industry conditions and extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments.

      Our net sales per product line for the periods indicated were as follows:

(Euro in millions)                                       2000                   2001                % CHANGE
                                                        -----                  -----                --------
Automated molding systems ............................   87.1                   60.9                 (30.0)%
Automated trim and form integration systems ..........   44.4                   41.5                  (6.5)%
Singulation systems ..................................    5.1                    4.6                  (9.8)%
Plating systems ......................................   59.3                   36.1                 (39.1)%
Flip chip die attach systems .........................    2.1                    6.9                 228.6%
                                                        -----                  -----                 -----

TOTAL NET SALES ......................................  198.0                  150.0                 (24.2)%
                                                        =====                  =====                 =====

BACKLOG

      Our backlog of (euro)141.7 million at December 31, 2000, decreased by 74.2% to (euro)36.5 million at December 31, 2001. The substantial decrease was due to deteriorating market conditions that adversely affected new order rates, and influenced extensions of product delivery dates and order cancellations by customers. New orders in 2001 were (euro)44.8 million, a decrease of 82.2% compared to (euro)251.1 million in 2000. New orders for 2001 were negatively affected by order cancellations of (euro)10.8 million. The book-to-bill ratio for 2001 was 0.30 as compared to 1.27 for 2000.

GROSS PROFIT

      Gross profit decreased by 30.0% from (euro)76.8 million in 2000 to
(euro)53.8 million in 2001. As a percentage of net sales, gross profit decreased from 38.8% in 2000 to 35.8% in 2001. The gross profit and gross margin decrease in 2001 compared to 2000 was due to substantially lower net sales and increased provisions for obsolete stock and inventory amounting to (euro)4.3 million related to customer order cancellations, which were only partially offset by reduced production and overhead costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      Our selling, general and administrative expenses in 2000 totaled
(euro)33.8 million, or 17.1% of net sales compared to (euro)30.6 million, or 20.4% of net sales, in 2001. The decrease in selling, general and administrative expenses was mainly due to a decrease in net sales and our restructuring efforts, partially offset by increased provisions for doubtful accounts of approximately (euro)1.7 million. The increase in selling, general and administrative expenses as percentage of net sales resulted primarily from the significant decrease in net sales.

RESEARCH AND DEVELOPMENT EXPENSES

      Our research and development expenses increased by 35.1% from (euro)11.4 million in 2000 to (euro)15.4 million in 2001. As a percentage of net sales, research and development expenses were 5.8% and 10.3% in 2000 and 2001, respectively. The increase in research and development spending in 2001 mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. We developed and officially introduced a new Advanced Back-end Cluster ("ABC") assembly line in the third quarter of 2001, an advanced assembly line for the integration of key packaging processes (molding, cure, post-cure, singulation, test and sorting).

RESTRUCTURING CHARGES

      On June 15, 2001 we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the current semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of (euro)3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in the third and fourth quarter of 2001, which will result in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of (euro)4.7 million.

Changes in the restructuring reserve were as follows:

(Euro in thousands)

Restructuring reserve.................................................    8,306
Cash payments in 2001 ................................................   (2,819)

                                                                         ------
Restructuring reserve as of December 31, 2001 ........................    5,487
                                                                         ======

      The provisions in 2001 for the reduction in workforce includes severance and other benefits for approximately 180 fixed employees, representing primarily most major departments at our Fico subsidiaries in the Netherlands and Asia.

OPERATING INCOME (LOSS)

      Operating income (loss) decreased from income of (euro)16.9 million in 2000 to a loss of (euro)4.4 million in 2001. Operating margins were 8.6% and negative 2.9% in these years, respectively. The operating loss for 2001 included restructuring charges of (euro)8.3 million. Our operating income in 2000 included a one-time write-off of acquired IPRD of (euro)11.5 million relating to the acquisition of RDA in September 2000. Excluding restructuring charges and the write-off of acquired IPRD, operating income decreased from (euro)28.4 million in 2000 to (euro)3.9 million in 2001. This decrease was mainly due to lower net sales, lower gross margins, increased research and development spending and increased goodwill amortization resulting from the acquisition of RDA, partially offset by a decrease in selling, general and administrative expenses.

      We incurred annual patent and goodwill amortization charges of approximately (euro) 3.8 million in 2001, which related to the acquisition of our Fico, Meco and RDA subsidiaries in October 1993, May 1995, and September 2000, respectively. Effective January 1, 2002, we ceased amortizing goodwill and intangible assets with indefinite useful lives in accordance with SFAS No. 142.

INTEREST INCOME, NET

      Our interest income, net increased from (euro)2.8 million in 2000 to
(euro)4.2 million in 2001, due to higher average cash balances outstanding as a result of the investment of the (euro)94.0 million proceeds from the April 2000 public offering of our ordinary shares and the investment of cash flow generated from operations

INCOME TAXES (BENEFIT)

      Our income tax expense was (euro)6.3 million in 2000 as compared to
(euro)0.5 million in 2001. The effective tax rate was 32.0% in 2000 and was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings (loss) of affiliated companies. The effective tax rate for 2000 before the IPRD charge was 34.2%. The change in effective tax rate and the provision for income taxes in 2001, in spite of the pre tax loss incurred, was due to the impact of non-deductible expenses, and losses in certain foreign subsidiaries, in which we were not able to recognize a tax benefit. Management expects that the losses in these subsidiaries will not be able to be used to offset taxable income in the foreseeable future. The sale of PBE was a non-taxable event and as a result no tax benefit relating to the loss we incurred on the sale has been recorded.

EQUITY IN EARNINGS (LOSS) OF AFFILIATED COMPANIES

      Equity in earnings (loss) of affiliated companies amounted to income of
(euro)5.0 million for 2000 as compared to a loss of (euro)16.3 million for 2001, including our proportionate share of restructuring charges aggregating (euro)5.8 million. The equity in earnings of affiliated companies for 2000 and 2001 includes total goodwill amortization of (euro)1.3 million and (euro)1.1 million, respectively.

      On November 15, 2001 we sold our 30% equity interest in PBE to Possehl for
(euro)18.1 million cash. In connection with this transaction, we recorded a loss of (euro)4.8 million. This loss is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE, which reduced the loss on sale by (euro)5.3 million.

      PBE announced a restructuring plan in 2001 in order to significantly lower its overhead structure and reach break-even profitability levels. In connection therewith, PBE recorded restructuring charges until November 15, 2001 of
(euro)19.3 million to cover the estimated costs of severance for a workforce reduction of approximately 30% as well as for the consolidation and/or closing of three European facilities and the relocation of Hong Kong leadframe manufacturing operations to mainland China. We recorded our proportionate 30% share of this charge, which amounted to (euro)5.8 million in 2001.

      PBE's net sales for 2000 were (euro)253.1 million as compared to
(euro)155.9 million for the period January 1, 2001 to November 15, 2001. Operating income (loss) for 2000 amounted to income of (euro)29.4 million as compared to a loss of (euro)31.0 million in the 2001 period, including restructuring charges of (euro)19.3 million. The decrease in operating income was due to the decrease in net sales, as well as a decline in gross margins from 26.1% in 2000 to 10.9% in the period to November 15, 2001, due to adverse market conditions, significantly lower net sales, the adverse impact of competitive pricing pressure and an under-absorption of costs due to lower sales levels. As a percentage of net sales, selling, general and administrative expenses were 14.2% in 2000 and 17.0% in the period until November 15, 2001. The increase in the 2001 period was due to the substantial decline in net sales.

      In December 2001, subsequent to the sale of our 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of (euro)5.8 million in the results of PBE in 2001. Subsequent to the sale of the 30% interest in PBE, we no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and our proportionate share of this change has not been included in the Consolidated Statements of Operations (see Note 8 of the Notes to the Consolidated Financial Statements).

NET INCOME (LOSS)

      Net income for 2000 was (euro)18.5 million as compared to a net loss of
(euro)17.0 million in 2001. The decrease in net income was due principally to charges of (euro)16.3 million incurred by PBE related both to operations and a loss on the sale of our investment and net after tax restructuring charges in 2001 of (euro)5.5 million related to our equipment operations. In addition, significantly decreased net sales and gross margins related to adverse market conditions and increased research and development expenses in support of new product offerings for the next market upturn contributed to the net income decline as compared to 2000, partially offset by reduced costs and expenses as a result of our restructuring efforts.

LIQUIDITY AND CAPITAL RESOURCES

      We had (euro) 141.5 million and (euro) 119.9 million in cash at December 31, 2001 and December 31, 2002, respectively.

      We finance Meco and, to an extent, Fico, on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are generally unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our RDA and Laurier subsidiaries and, to an extent, Fico are financed through intercompany loans.

      The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Laurier generally receive partial payments for automated molding systems, automated trim and form integration systems and die sort systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco and RDA generally receive a higher initial payment upon receipt of orders than Fico and Laurier.

      Net cash provided by (used in) operating activities were (euro) 14.9 million and ((euro) 4.2) million in 2001 and 2002, respectively. The primary use of cash from operations in 2002 were a net loss of (euro) 17.0 million that included non-cash charges of (euro) 10.0 million for depreciation, amortization and impairment goodwill and (euro) 4.5 million other non-cash losses, combined with increased working capital requirements of (euro) 1.8 million. At December 31, 2002, our cash totaled (euro) 119.9 million and our total debt and capital lease obligations totaled (euro) 9.0 million which included a subordinated loan of (euro) 0.3 million outstanding from De Nationale Investeringsbank N.V., 90% of which is guaranteed by the government of the Netherlands. At December 31, 2002, shareholders' equity stood at (euro) 200.5 million.

      Our capital expenditures increased from (euro) 3.4 million in 2001 to
(euro) 4.9 million in 2002. The expenditures in 2002 were incurred primarily for the purchase of machinery and equipment and computer equipment, as well as the first installments for (i) the construction of a new 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and
(ii) the establishment of our first manufacturing facility in mainland China for the production of tools. We expect capital spending in 2003 to increase to approximately (euro) 13 million, principally as a result of the expenditures required to complete these new buildings in 2003.

      At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of the real estate sold by us amounted to (euro) 5.4 million. Our gain on this transaction of
(euro) 1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total (euro)
0.6 million per annum.

      On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of our ordinary shares from time to time. As of December 31, 2002, we had repurchased 896,447 ordinary shares at an average price of (euro) 5.45 per share under this repurchase program.

      At December 31, 2002, we had available lines of credit amounting to (euro)
24.3 million, under which no borrowings were outstanding. At December 31, 2002,
(euro) 323 was reserved for guarantees and (euro) 1,001 was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%. The credit facility agreements include covenants requiring to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at December 31, 2001 and 2002.

      We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on the Company's consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In rescinding FASB Statement No. 4 and FASB No. 64, FASB No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, "Reporting the results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities" which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force
(EITF) has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of the Interpretation as at December 31, 2002 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

      In November 2002, EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis,
(2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with Accounting Principles Board Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have material impact on the Company's consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123." SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure requirements of SFAS No.148 in the consolidated financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      Responsibility for our management lies with our Board of Management. The Supervisory Board supervises the policy of the Board of Management and the general course of corporate affairs. The Board of Management must keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit some important decisions to the Supervisory Board for its prior approval. The members of the Board of Management are appointed, suspended and dismissed by the Supervisory Board.

      Due to the structuurregime, the special statutory regime for large Netherlands companies, the members of the Supervisory Board may appoint themselves and the members of the Board of Management are appointed, suspended and dismissed by the Supervisory Board. Members of the Supervisory Board generally serve for a term of four years from the date of their appointment and may be reappointed.

      The members of our Supervisory Board as of March 1, 2003 are as follows:

                  NAME                      AGE                   TITLE
       ----------------------------         ---       ---------------------------------
       Willem D. Maris ............          63       Chairman of the Supervisory Board
       Evert B. Polak .............          58       Member of the Supervisory Board
       Dick Sinninghe Damste ......          63       Member of the Supervisory Board
       Tom de Waard ...............          56       Member of the Supervisory Board

      Mr. Maris became a member of our Supervisory Board in May 2000 and has served as Chairman since June 2000. From 1990 to January 2000, Mr. Maris served as President and CEO of ASM Lithography N.V., the Netherlands, a semiconductor equipment manufacturer. From 1979 onwards Mr. Maris was active in the IC division of Philips Electronics N.V. Mr. Maris also serves as a member of the Supervisory Boards of Vanderlande Transport Mechanismen B.V. Furthermore, Mr. Maris serves as a member of the Board of Directors of Photronics Inc. and FSI International Inc.

      Mr. Polak became a member of our Supervisory Board in November 2000. Since 1984, Mr. Polak has served in various capacities with ASM Lithography N.V., the Netherlands, currently as Corporate Vice President Strategic Business Development. From 1969 to 1984, Mr. Polak served in various capacities with Philips Electronics N.V. Mr. Polak serves as Chairman of the Supervisory Board of PSV Stadium B.V.

      Mr. Sinninghe Damste became a member of our Supervisory Board in November 2000. From 1988 to his retirement in 2000, Mr. Sinninghe Damste served as a member of the Board of Management of Hollandsche Beton Groep N.V., a construction and property development firm. From 1968 to 1988, Mr. Sinninghe Damste served in various capacities with Royal Dutch/Shell Group of Companies. Mr. Sinninghe Damste also serves as Chairman of the Supervisory Board of Holland Institute of Traffic Technology N.V. and as a member of the Supervisory Boards of Vedior N.V. and NKI\AvL.

      Mr. De Waard became a member of our Supervisory Board in November 2000. Since 2000, Mr. De Waard has been a partner of Clifford Chance Limited Liability Partnership, a law firm. Previously, Mr. De Waard was a partner of the Stibbe law firm. Mr. De Waard also serves as a member of the Supervisory Board of STMicroelectrics N.V. and as a member of the Managing Boards of CGU International Holdings B.V.

      The members of our Board of Management and the other key members of management as of March 1, 2003 are as follows:

                   NAME                   AGE                          TITLE
        ------------------------------    ---      --------------------------------------------------
        Richard W. Blickman ..........    49       President and Chief Executive Officer, Chairman of
                                                   the BE Semiconductor Industries Management Board

        Jorg W. Rischke ..............    59       Managing Director of Meco Plating and Singulation
                                                   Systems, Executive Member of the BE Semiconductor
                                                   Industries Management Board until October 23, 2002
        Teun A.H. Wartenbergh ........    45       Chief Operating Officer
        Hugo Menschaar ...............    56       Director of Corporate Technology
        Cor te Hennepe ...............    44       Director of Finance
        Jaap H.M. Beijersbergen ......    39       Director Sales
        Willy Enzing .................    43       General Manager of Fico Trim and Form Integration Systems
        Robert J. Foppen .............    55       Worldwide Sales and Marketing Manager of Meco
                                                   Plating Systems and Chemicals
        Paul A. Govaert ..............    47       General Manager of Tooling
        Frans J.M. Jonckheere ........    44       Director of Operations of Meco Plating Systems and Chemicals
        Dave Morgan ..................    41       General Manager of Besi Die Handling Systems as of January 3, 2003
        Philip M.G. Nijenhuis ........    57       General Manager of Molding Systems

      Mr. Blickman is our President and Chief Executive Officer and Chairman of our Management Board, positions he has held since November 1995. He also is Managing Director of our Fico subsidiary, a position he has held since February 1991 and Managing Director of our Meco subsidiary, a position he has held since January 1996. Mr. Blickman was also a Managing Director and a Management Board member of our PBE joint venture. Previously, Mr. Blickman held the position of Worldwide Sales Manager of Fico from September 1989 to February 1991. Prior to joining Fico, he served as the European Marketing and Sales Manager for Advanced Semiconductor Materials International N.V.

      Mr. Rischke is Managing Director of Meco Plating Systems and Chemicals and serves as the Managing Director of Meco Equipment Engineers B.V., positions he has held since 1988. He is also a member of the Management Board of our company. Until October 23, 2002, Mr. Rischke was Executive Member of our Management Board. Prior to joining Meco, Mr. Rischke served as the Operations Director of PMB B.V.

      Mr. Wartenbergh has served as our Chief Operating Officer since April 2001. Since January 2001, Mr. Wartenbergh has served as General Manager of Fico. From 1998 to 2001, Mr. Wartenbergh served as General Manager for Philips CCP. From 1996 to 1998, Mr. Wartenbergh served as Plant Manager of KMT B.V. and from 1983 to 1996, Mr. Wartenbergh served in various capacities for Philips CCP.

      Mr. Menschaar is Director Corporate Technology, a position he has held since January 1999. Mr. Menschaar served as Strategic Business Development for Fico and Meco. Prior to joining BESI, Mr. Menschaar served as Managing Director for AFAM BV and as Managing Director for Advanced Production Automation and as Chief Development for Patent Machinebouw.

      Mr. te Hennepe has served as our Director of Finance since March 1, 2002. From 1999 until February 2002 Mr. te Hennepe served as Manager Finance of Possehl Besi Electronics N.V. Prior to joining Possehl Besi Electronics N.V., Mr. te Hennepe served as Manager Finance/Controller for Yokogawa, GTI, HCS, ABB and Advanced Semiconductor Materials International N.V. in the Netherlands.

      Mr. Beijersbergen is Director Sales since August 2002. Prior to joining Besi, Mr. Beijersbergen served as Senior Product Manager at BCcomponents Electrolytic Capacitors starting in 1999. From 1995 until 1999, he served as Technical Marketing Director and Product Manager at Advanced Semiconductor Materials International N.V.

      Mr. Enzing has served as Managing Director of Fico Trim and Form Integration Systems since September 2001. Prior to joining Fico, Mr. Enzing served as Sector Director at Atos Orgin starting in 1997 and as Account Manager starting in 1995. Prior to that time, Mr. Enzing was Associate Consultant in McKinsey & Company for 3 years and he held various positions at Advanced Semiconductor Materials International N.V.

      Mr. Foppen is Worldwide Sales and Marketing Manager of Meco Plating Systems and Chemicals and serves as the Director of Sales and Marketing, a position he has held since 1985. From 1973 to 1985, Mr. Foppen served as the Sales Manager for the United Kingdom and Benelux Countries for Cetema B.V.

      Mr. Govaert is General Manager of our tooling operations, a position he has held since May 1, 1999. Prior to joining our Fico subsidiary, Mr. Govaert served at Berkhof Herenven B.V. as General Manager from 1997 to 1998 and at WBM Stadservis Centrum B.V. from 1987 to 1997 as general manager.

      Mr. Jonckheere is Director of Operations of Meco Plating Systems and Chemicals, a position he has held since January, 1996. From 1986 until joining Besi, Mr. Jonckheere served in various positions at Holec Machines and Apparaten B.V.

      Mr. Morgan is General Manager of Besi Die Handling Systems, a position he has held since January 2003. Prior to becoming General Manager, Mr. Morgan served as VP Operations and Engineering of Laurier Inc. From mid 1999 to 2000, Mr. Morgan served as Vice President of Operations of Agie-Charmilles Group and from 1998 to mid 1999, he served as a Principal/Consultant of DMA.

      Mr. Nijenhuis is General Manager of Molding Systems, a position he has held since January 1999. Prior to joining Fico, Mr. Nijenhuis served as General Manager for Technologies Retail Petroleum from 1989 to 1995 and Manager for various companies from 1995 until joining Fico.

      We have a standing audit committee of the Supervisory Board, which provides the opportunity for direct contact between our independent auditors and the Supervisory Board. The audit committee has responsibility for recommending the appointment of our independent auditors, reviewing the scope and results of audits and reviewing our internal accounting control policies and procedures. The members of the audit committee are Messrs. Maris, Sinninghe Damste, De Waard and Polak.

      Our remuneration committee reviews and approves the remuneration of the management, including our Board of Management and our subsidiaries. The members of the remuneration committee are Messrs. Maris and De Waard.

COMPENSATION OF DIRECTORS AND OFFICERS

      In 2002, aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was
(euro)1,719,000 in 2002 and (euro)49,000 was paid to members of the Supervisory Board. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were (euro) 220,000 in 2002. Certain of the members of our Supervisory and Management Board have entered into employment contracts with us. These agreements do not provide such individuals with any benefits upon termination of employment.

      The remuneration of the individual executive members of the Management Board for the year ended December 31, 2002 was as follows:

(In euros)                                                Salaries           Bonus             Pension
----------                                                --------           -----             -------
R.W. Blickman                                             294,961              --               54,326
J. W. Rischke (1)                                         137,948              --               32,367

(1) Executive member of the Management Board until October 23, 2002; remuneration relates to the period until October 23, 2002

The remuneration of the individual members of the Supervisory Board members for the year ended December 31, 2002 was as follows:

(In euros)                                                          Remuneration
----------                                                          ------------
W. D. Maris                                                            15,882
E. B. Polak                                                            11,042
D. Sinninghe Damste                                                    11,042
T. de Waard                                                            11,042

In 2002, part of the remuneration to the Supervisory Board members has been replaced by the acceptance of granting of options by three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration did not change compared to the remuneration approved by the General Meeting of Shareholders.

      A portion of the compensation of our executive officers is performance related.

EMPLOYEES

      The following table indicates the end of year composition of our workforce during the financial years ended:

                                                2000          2001          2002
                                                ----          ----          ----
the Netherlands .............................    590           545           460
Americas ....................................     48            45            65
Asia/Pacific ................................    196           156           117
                                                 ---           ---           ---
TOTAL .......................................    834           746           642

                                                2000          2001          2002
                                                ----          ----          ----
Sales & Marketing ...........................    159           133           120
Manufacturing ...............................    522           475           371
Research & Development ......................     70            66            78
General & Administrative ....................     83            72            73
                                                 ---           ---           ---
TOTAL .......................................    834           746           642

      As of December 31, 2002, we had approximately 642 employees, of whom 459 were employed at Fico, 120 at Meco, 56 at the combined Laurier and RD Automation operations and 8 at BE Semiconductor Industries. Of such total, 120 employees were employed in sales and marketing, 371 in manufacturing, 78 in research and development and engineering and 73 in administration. In addition, we employed 64 temporary contract employees, principally in product development and engineering activities in the Netherlands. Approximately 97% of our employees in the Netherlands are covered by nationwide collective bargaining agreements. We have never experienced a work stoppage and believe that our employee relations are good. We believe that we have been able to build strong relationships with our employees, as reflected by our historically low rate of voluntary employee turnover.

      Pursuant to the requirements of Dutch law, Fico and Meco each have an employee Works Council with which management is required to have periodic consultative meetings. The Works Council has the right to be informed by and/or to advise management on specific matters in accordance with the Netherlands Works Council Act. In addition, the Works Council Act provides that various decisions with respect to employment conditions of general application require the Works Council's consent.

      OPTION PLAN(S)

      In 1995, we established the BE Semiconductor Industries Incentive Plan 1995. Up to 1,250,000 ordinary shares may be issued under the Besi Incentive Plan 1995, subject to adjustment for share splits, share dividends, recapitalizations and similar events. The shares issued under the plan may consist in whole or in part of authorized and unissued shares or treasury shares. Awards of stock options granted under the plan have an exercise price equal to the prevailing market price of our ordinary shares on the date of issue. To date, all of the awards granted under the plan have been made to our executive management and senior employees. Options granted between 1995 and 1998 to Dutch employees and officers vested in full on the date of grant. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001.

      In 2001, we established the BE Semiconductor Industries Incentive Plan 2001 - 2005. The total number of ordinary shares ("2001 Plan Shares") that may be issued under the Besi Incentive Plan 2001, may not exceed 1.5% per year of the total ordinary shares outstanding, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued shares or treasury shares. It is anticipated that we will, on an annual basis, make awards under the Besi Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 vest after three years.

      In the years 2000, 2001 and 2002, we granted stock options to all of our employees. The options granted vest after three years.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      The following table shows the current beneficial ownership of our company's share capital as of March 20, 2003 by: (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares) and (2) the members of our Management Board and Supervisory Board as a group.

                                                                            SHARES BENEFICIALLY OWNED
                                                                            -------------------------

NAME OF BENEFICIAL OWNER(1)                                                  NUMBER          PERCENT
---------------------------                                                  ------          -------
AdCapital AG
Kurfurstendamm 36
D-10719 Berlin Germany ...........................................         1,723,506          5.6%
All Supervisory Board and Management Board Members as a Group ....           419,573          1.4%

----------
(1) Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities. Shares subject to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the Shares indicated.

      In addition, in April 2000 we established the Stichting Continuiteit Besi, whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares.

      None of the members of our Supervisory Board or our Management Board owns, directly or indirectly, more than one percent of our outstanding share capital.

      We are not directly or indirectly owned or controlled by any foreign government.

ITEM 8: FINANCIAL INFORMATION

See "Item 18: Financial Statements" and pages F-1 through F-43.

DIVIDENDS

      We have never declared or paid any dividends and currently intend to retain all available earnings generated by our operations for the development and growth of our business. We do not currently anticipate paying any cash dividends on our shares.

ITEM 9: THE OFFER AND LISTING

      Our ordinary shares are currently listed on the following exchanges:

                    LOCATION                              TRADING EXCHANGE                  SYMBOL
            ---------------------------------        ----------------------                 ------
            United States ...................        Nasdaq National Market                  BESI
            the Netherlands .................        Amsterdam Stock Exchange                BESI

      We have been informed by the Bank of New York, our transfer agent in the United States, that there were 5,000,425 shares of New York registry held by 10 record holders as of December 31, 2002.

      The following table sets forth the high and low closing sale prices on Nasdaq National Market, the Amsterdam Stock Exchange and the Frankfurt Stock Exchange for our ordinary shares for our five most recent fiscal years.

                                                                                   THE
                                                     UNITED STATES             NETHERLANDS(1)                   GERMANY(2)
                                                    ---------------    --------------------------   --------------------------------
                                                     HIGH     LOW           HIGH           LOW           HIGH               LOW
                                                    ------   ------    ------------   -----------   ---------------   --------------
YEAR ENDED DECEMBER 31, 2003
     First Quarter (through March 20, 2003)...      $ 4.56   $ 3.16    (euro)  4.00   (euro) 3.15   (euro)    --(3)   (euro)   --(3)
YEAR ENDED DECEMBER 31, 2002
     First Quarter............................      $ 9.70   $ 7.06    (euro) 10.40   (euro) 8.14   (euro) 10.50      (euro) 7.95
     Second Quarter...........................        8.90     6.01            9.90          6.45          10.10             6.30
     Third Quarter............................        6.64     4.02            6.65          4.23           6.75             4.10
     Fourth Quarter...........................        5.10     3.35            5.10          3.70           5.10(3)          3.60(3)
YEAR ENDED DECEMBER 31, 2001
     First Quarter............................      $11.63   $ 6.43    (euro) 12.50   (euro) 7.40   (euro) 12.60      (euro) 7.80
     Second Quarter...........................        9.20     6.55           10.35          7.80          10.25             7.75
     Third Quarter............................        8.00     4.40            8.60          5.00           8.60             5.35
     Fourth Quarter...........................        8.75     5.85            9.72          6.10          10.00             6.25
YEAR ENDED DECEMBER 31, 2000..................      $27.75   $ 7.28    (euro) 28.45   (euro) 8.70   (euro) 28.00      (euro) 8.75
YEAR ENDED DECEMBER 31, 1999..................      $15.00   $ 5.88    (euro) 14.70   (euro) 5.10   (euro) 14.90      (euro) 5.05
YEAR ENDED DECEMBER 31, 1998..................      $12.69   $ 4.38    (euro) 11.80   (euro) 3.58   (euro) 11.86      (euro) 3.53

----------
(1) All high and low stock prices for 1998 have been restated in euro using the exchange rate as of January 1, 1999 of(euro)1.00=NLG2.20371.

(2) All high and low stock prices for 1998 have been restated to euro using the exchange rate as of January 1, 1999 of(euro)1.00=DM1.95583.

(3) As of October 24, 2002, we terminated the listing of our ordinary shares on the Frankfurt Stock Exchange.

      The following table sets forth the high and low closing sale prices on Nasdaq National Market, the Amsterdam Stock Exchange and the Frankfurt Stock Exchange for our ordinary shares for the six most recent months.

                                                    UNITED STATES            THE NETHERLANDS                  GERMANY
                                                   ---------------     -------------------------   ------------------------------
                                                   HIGH       LOW         HIGH           LOW           HIG H            LOW
                                                   -----     -----     -----------   -----------   -------------   --------------
     March 2003 (through March 20, 2003)...        $3.80     $3.16     (euro) 3.45   (euro) 3.30           --(1)            --(1)
     February 2003.........................        $3.85     $3.16     (euro) 3.47   (euro) 3.15           --(1)            --(1)
     January 2003..........................        $4.53     $3.65     (euro) 4.48   (euro) 3.38           --(1)            --(1)
     December 2002.........................        $5.10     $3.95     (euro) 5.07   (euro) 4.10           --(1)            --(1)
     November 2002.........................        $4.89     $4.50     (euro) 5.10   (euro) 4.42           --(1)            --(1)
     October 2002..........................        $4.98     $3.35     (euro) 5.07   (euro) 3.70   (euro) 5.10     (euro) 3.60

(1) On October 24, 2002, we terminated the listing of our ordinary shares on the Frankfurt Stock Exchange.

      On March 20, 2003, the closing sales price per share on the Nasdaq National Market was $3.16 and the closing sales price per share on Amsterdam Stock Exchange was (euro)3.33.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

      The material provisions of our Articles of Association, a copy of which, together with an English translation, has been included as an exhibit to this Annual Report on Form 20-F, are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. Our Articles of Association were last amended on June 30, 2000 and provide for full application of the large company regime (structuurregime), the special statutory regime for large Netherlands companies. We have set forth the important characteristics of the new regime below.

      ORDINARY SHARES

      Our authorized share capital is currently divided into 55,000,000 ordinary shares, nominal value (euro)0.91per ordinary share and 55,000,000 preference shares, nominal value (euro)0.91 per preference share. The ordinary shares may be in bearer or registered form. The transfer of preference shares is restricted by our Articles of Association to transferees which are approved by our Board of Management.

      DIVIDENDS

      Dividends may be paid out of annual profits shown in our annual accounts, which must be adopted by our Supervisory Board and approved by our shareholders at the general meeting. At its discretion, subject to statutory provisions, our Board of Management may, with the prior approval of our Supervisory Board, distribute one or more interim dividends on the ordinary shares before the annual accounts have been approved by our shareholders. Our Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of our profits should be retained and not be made available for distribution to our shareholders. Those profits that are not retained shall be distributed to holders of ordinary shares pursuant to a shareholder's resolution, subject to preferred returns payable with respect to outstanding preference shares, if any, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Netherlands law. Existing reserves that are distributable in accordance with Netherlands law may be made available for distribution upon proposal by the Board of Management, subject to prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

      VOTING RIGHTS

      Our Supervisory Board appoints members of our Board of Management. Our Supervisory Board appoints its own members. Non-binding recommendations for appointment to the Supervisory Board may be made by our shareholders at the general meeting, the Central Works Council and the Executive Board. In addition, shareholders at the general meeting of shareholders and the Central Works Council may object on grounds set forth by Netherlands law to a proposed appointment by the Supervisory Board. Notwithstanding an objection by the shareholders at the general meeting or the Central Works Council, an appointment may be made as intended if the Enterprise Chamber of the Amsterdam Court of Appeals (Onder nemingskamer), declares the objection to be unfounded.

      Our Article of Association provide that a Supervisory Director shall resign no later than the earlier of the first general meeting of shareholders after the fourth anniversary of his or her appointment. Our Articles of Association also provide that a Supervisory Director shall resign on the date on which the general meeting of shareholders is held in the calendar year in which he or she attains the age of 67.

      Members of our Board of Management are appointed by our Supervisory Board. The Supervisory Board must notify the shareholders of intended appointments to the Board of Management.

      General Meetings of Shareholders. Our general meetings of shareholders are held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in the Netherlands and abroad in countries where our bearer shares are admitted for official quotation. In order to attend, to address and to vote at the general meeting of shareholders, the holders of our registered shares must notify us in writing of their intention to attend the meeting and holders of our bearer shares must deposit their bearer shares with a depositary, as specified in the published notice. We currently do not solicit from or nominate proxies for our shareholders and are exempt from the proxy rules of the United States Exchange Act. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority. Our Articles of Association allow the Board of Management to provide for a record date should we decide to provide for proxy solicitation.

      Other general meetings of shareholders may be held as often as deemed necessary by our Supervisory Board or our Board of Management and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of our issued share capital make a written request to our Supervisory Board or our Board of Management that a meeting be held and specifying in detail the business to be dealt with at such meeting.

      Resolutions are adopted at general meetings of shareholders by a majority of the votes cast, except where a different proportion of votes is required by the Articles of Association or Netherlands law. Each ordinary share, and if outstanding preference share, shall carry one vote.

      Amendment of Articles of Association and Winding Up. A resolution presented to the general meeting of shareholders which amends our Articles of Association or which winds us up may only be taken after a proposal by our Board of Management, and approval of this proposal by our Supervisory Board. A resolution to dissolve the company must be approved by at least a three-fourths majority of the voted cast.

      APPROVAL OF ANNUAL ACCOUNTS

      Our annual Netherlands statutory accounts, together with a certificate of our auditors, will be submitted to the general meeting of shareholders for approval. Our Articles of Association provide that, following approval of our annual accounts by the shareholders, a resolution shall be submitted to the shareholders to discharge our Board of Management and our Supervisory Board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

      LIQUIDATION RIGHTS

      In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the preference shareholders to the extent of the amount paid on the preference shares and then proportionately to holders of the ordinary shares.

      ISSUES OF SHARES; PREEMPTIVE RIGHTS

      If designated for this purpose by our general meeting of shareholders, whether by means of any authorizing resolution or by an amendment to our Articles of Association, our Board of Management has the power, subject to the approval of our Supervisory Board, to issue shares. Following an extension of a prior designation during the general meeting of shareholders held on May 1, 2002, such designation presently runs through May 13, 2005. A further designation of our Board of Management may be effective for a specified period of up to five years and may be renewed. In the absence of such designation, the general meeting of shareholders has the power to authorize the issuance of ordinary shares.

      Shareholders have a pro rata preemptive right of subscription to any ordinary share issued for cash, which right may be limited or eliminated. Shareholders have no pro rata preemptive subscription right with respect to any ordinary shares issued for a contribution other than cash or in the case of ordinary shares issued to our employees. If designated for this purpose by our general meeting of shareholders (whether by means of any authorizing resolution or an amendment to our Articles of Association), our Board of Management has the power, subject to approval of our Supervisory Board, to limit or eliminate shareholder preemptive rights through May 13, 2005. A further designation would be effective for up to five years and may be renewed. In the absence of such designation, the general meeting of shareholders has the power to limit or eliminate such rights.

      The foregoing provisions apply equally to the issuance of rights to subscribe for ordinary shares.

      PREFERENCE SHARES

      The Stichting Continuiteit Besi is a foundation established in April 2000. The board of the foundation consists of five members, four of whom are independent of BE Semiconductor Industries N.V. and one of whom is a member of our

Supervisory Board. The purpose of the foundation is to safeguard our interests, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, our continuity, independence and identity contrary to such interests.

      The aim of the preference shares is to provide a protective measure against unfriendly take-over bids. Under the terms of an agreement entered into in April 2002 between ourselves and the foundation, the foundation has been granted a call option, pursuant to which it may purchase a number of preference shares up to a maximum of the total number of outstanding ordinary shares. Until the call option is exercised by the foundation, it can be revoked by us, with immediate effect. However, we will not be entitled to revoke the call option before April 5, 2003. Under the terms of an agreement entered into in April 2002, we may force the foundation to exercise its call option right if it has been announced (or may be expected) that an unfriendly take over bid will be made with respect to our shares, or if (in the opinion of our Management Board), a single shareholder (or group of shareholders) holds a substantial number of our ordinary shares.

      ISSUE OF PREFERENCE SHARES

      The provisions for the issuance of preference shares are similar to the provisions for the issuance of ordinary shares described above. However, if an issuance of preference shares would result in an outstanding amount of preference shares exceeding 100% of the outstanding ordinary shares and the issuance is effected pursuant to a resolution of a corporate body other than our general meeting of shareholders, such as our Board of Management, the issuance will require prior approval of our general meeting of shareholders.

      If the issuance of preference shares is effected pursuant to a resolution of a corporate body other than our general meeting of shareholders, but the amount of preference shares to be issued would not exceed 100% of the number of outstanding ordinary shares, then prior approval of our general meeting of shareholders is not required, but the reasons for the issuance must be explained at an extraordinary general meeting of shareholders to be held within four weeks after such issue. Subsequently, within two years after the first issuance of preference shares, a general meeting of shareholders will be held to resolve to repurchase or cancel the preference shares. If no such resolution is adopted, another general meeting of shareholders with the same agenda must be convened and held within two years after the previous meeting and this meeting will be repeated until no preference shares are outstanding. This procedure does not apply to preference shares that have been issued pursuant to a resolution by, or with the prior approval of, our general meeting of shareholders.

      In connection with the issuance of preference shares it may be stipulated that an amount not exceeding 75% of the nominal amount ordinarily payable upon issuance of shares, may be paid only if we request payment. A decision of our Board of Management for further payment requires prior approval of our Supervisory Board.

      REPURCHASE AND CANCELLATION OF SHARES

      We may repurchase our ordinary shares, subject to compliance with certain laws of the Netherlands requirements (and provided the aggregate nominal value of our ordinary shares acquired by us at any one time amounts to no more than one-tenth of our issued share capital). Ordinary shares owned by us may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of our Supervisory Board and the authorization of our general meeting of shareholders, which authorization is not effective for more than 18 months. Our Board of Management is authorized to repurchase up to 10% of our issued share capital through November 1, 2003. We may resell shares purchased by us.

      Upon a proposal of our Board of Management and approval of our Supervisory Board, our shareholders at the general meeting shall have the power to decide to cancel shares acquired by us or to reduce the nominal value of the ordinary shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

      LIMITATIONS ON RIGHT TO HOLD OR VOTE THE ORDINARY SHARES

      There are currently no limitations imposed by Netherlands law or by our Articles of Association on the right of non-resident owners to hold or vote the ordinary shares.

      OBLIGATIONS OF SHAREHOLDERS TO DISCLOSE HOLDINGS

      Under the Netherlands Act on disclosure of holdings in listed companies, holders and certain beneficial owners of an interest in the voting rights and/or our capital, must promptly notify us and the Securities Board of the Netherlands (Autoriteit Financiele Markten) if their voting rights or capital interests reaches, exceeds or falls below the range of 5%-10%, 10%-25%, 25%-50%, 50%-66 2/3% or over 66 2/3%. Failure to comply constitutes a criminal offense and could result in criminal as well as civil sanctions, including suspension of voting rights.

EXCHANGE CONTROLS

      Cash distributions, if any, payable in Euro on bearer shares (and on ordinary shares of the Amsterdam register) may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions in excess of certain amounts must be reported by us to the Dutch Central Bank. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the articles of association. We have has no current intention to pay dividends on our ordinary shares.

TAXATION

NETHERLANDS TAXATION

      The statements below are the material tax consequences under the current Netherlands tax laws relating to the ownership of ordinary shares. The description is limited to the tax implications for a shareholder who neither is, nor is deemed to be, a resident of the Netherlands for purposes of the Netherlands tax laws. The description does not address special rules that may apply to special classes of holders of ordinary shares and is not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each shareholder should consult his own tax counsel.

      The laws upon which this summary is based are subject to change, perhaps with retroactive effect. In this regard, it must be noted that on September 14, 1999, the Dutch government submitted a bill to parliament which, if enacted, will substantially amend the Dutch tax consequences of ownership and transfer of ordinary shares in a Dutch company. Holders of ordinary shares are strongly suggested to consult their own tax advisers as to the consequences of this bill.

      The new income tax act would also abolish the Netherlands net wealth tax, and make certain amendments to the corporate income tax act and the dividend withholding tax act, and is therefore relevant both to individual and corporate holders of ordinary shares, whether or not resident in the Netherlands.

      In particular, the new income tax act would prevent the dividend tax from being set off against the income tax or the corporate income tax due, or be reduced or restituted through the benefit of a tax treaty if the dividend payment is not made to the ultimate beneficiary. An individual or legal entity that acquires the shares on which a dividend is received would not be considered the ultimate beneficiary if the shares were acquired within ten days prior to the day on which the dividend was declared by the paying company or were disposed of within three months of the acquisition. An exception would be made if the dividend tax offset against the income tax amounted to less than
(euro)200.

      WITHHOLDING TAX

      In general, a dividend distributed by a company resident in the Netherlands (such as us) is subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, constructive dividends, repayment of paid-in capital not recognized for Netherlands tax purposes and liquidation proceeds in excess of paid-in capital recognized for Netherlands tax purposes. Share dividends paid out of our paid-in-share premium, recognized as capital for Netherlands tax purposes, are not subject to the above withholding tax.

      An individual or corporation, resident in a country other than the Netherlands, that owns, or is deemed to own, ordinary shares, may be eligible for a partial or complete exemption or refund of the above withholding tax under a tax convention that is in effect between the country of residence of such individual or corporation and the Netherlands. the Netherlands has concluded such conventions with the United States, Canada, Switzerland, Japan, all European Union member states except Portugal, and many other countries.

      Under the Tax Convention of December 18, 1992 concluded between the Netherlands and the United States, dividends paid by us to a resident of the United States (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of the voting power, 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable. This U.S. tax treaty provides for a complete exemption from Dutch withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, such reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

      A person may not claim the benefits of the U.S. tax treaty unless (i) it is a resident of the United States as defined therein and (ii) such person's entitlement to such benefits is not limited by the provisions of Article 26 ("limitation on benefits") of the U.S. tax treaty.

      No withholding tax applies on the sale or disposition of Ordinary Shares to persons other than the Company or affiliates of the Company, as defined for purposes of Netherlands tax law.

      INCOME TAX AND CORPORATE INCOME TAX

      A non-resident individual or corporate shareholder will not be subject to Netherlands income tax with respect to dividends distributed by us on the ordinary shares or with respect to capital gains derived from the sale or disposition of ordinary shares, provided that:

      (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the ordinary shares are attributable;

      (b) the non-resident shareholder does not have a direct or indirect substantial or deemed substantial interest in our share capital as defined in the Netherlands tax code or, in the event the shareholder does have such a substantial interest, such interest is a business asset; and

      (c) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the ordinary shares are attributable.

      In general terms, a substantial interest in our share capital exists if the non-resident shareholder alone or together with certain relatives owns, 5% or more of the nominal paid-in capital of any class of our shares. A substantial interest also includes, for example, a claim against us, an option or shares of our capital stock. The non-resident individual shareholder will be taxed on all benefits derived from the substantial interest at a special rate of 25%.

      A non-resident individual or corporate shareholder may be eligible for a complete exemption from income tax with respect to capital gains received from the sale or disposition of our shares if such individual's or corporation's resident country has entered into a tax convention with the Netherlands.

      In the event that a shareholder would otherwise be subject to Netherlands income tax or corporation tax under the rules described above, an exemption from such tax may be available under the terms of the tax treaty, if any, between the Netherlands and the country of residence of such shareholder. For example, based on the provisions of the U.S. tax treaty, an eligible U.S. shareholder will only be subject to tax on capital gains in respect of ordinary shares in the Netherlands is the eligible U.S. shareholder has at any time during the five year period preceding the disposition been a resident of the Netherlands and at the time of the disposition owns, either alone or together with certain related individuals at least 25% of any class of ordinary shares.

      NET WEALTH TAX

      Corporate shareholders are not subject to Netherlands net wealth tax. A non-resident individual shareholder is not subject to Netherlands net wealth tax with respect to the ordinary shares, provided that:

      (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the ordinary shares are attributable; and

      (b) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the ordinary shares are attributable.

      GIFT AND INHERITANCE TAX

      A gift or inheritance of ordinary shares from a non-resident shareholder will not be subject to a Netherlands gift and inheritance tax, provided that:

      (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the shares are attributable; and

      (b) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract, the ordinary shares being attributable to that enterprise.

      For purposes of Netherlands gift and inheritance tax, an individual of Netherlands nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Netherlands gift tax, a person not possessing Netherlands nationality is deemed to be a resident of the Netherlands if he has resided therein at any time in the twelve months preceding the time of the gift.

      UNITED STATES TAXATION

      The following discussion summarizes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a U.S. holder as defined below. This summary deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. The following summary also does not address special issues relevant to persons who own, directly or by attribution, 10% or more of our outstanding voting share capital. Shareholders are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

      As used herein, a U.S. holder means a beneficial owner of ordinary shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a United States domestic corporation or entity taxable as a corporation, or (iii) otherwise subject to U.S. federal income taxation on net income regardless of its source.

      TAXATION OF DIVIDENDS

      Subject to the discussion below under "Passive Foreign Investment Company Considerations", for U.S. federal income tax purposes, the gross amount of distributions made by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income on the date of receipt, but will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. holder's basis in the ordinary shares and then as a gain from the sale or exchange of the ordinary shares. The amount of any dividend paid in a non-U.S. currency will be equal to the U.S. dollar value of the non-U.S. currency on the date of receipt, regardless of whether the U.S. holder converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. holder on the sale or disposition of the non-U.S. currency generally will be U.S. source ordinary income or loss.

      Subject to certain conditions and limitations, any Netherlands taxes withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. For foreign tax credit purposes, dividends paid by us generally will be foreign source "passive income" or, in the case of certain U.S. holders, "financial services income."

      TAXATION ON SALE OR DISPOSITION OF ORDINARY SHARES

      U.S. holders will generally recognize gain or loss for U.S. federal income tax purposes on the sale or other disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's adjusted tax basis in the ordinary shares. In general, a U.S. holder's adjusted tax basis in the ordinary shares will be equal to the amount paid by the U.S. holder for such ordinary shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations", such gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if the ordinary shares have been held for more than one year.

      PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

      If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company", or PFIC, under U.S. federal income tax law for such year and succeeding years. Based on an analysis of our financial position, including an estimate of the value of our assets, we believe that we have not been a PFIC for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. Our determination of PFIC status may be challenged by the Internal Revenue Service. We intend to use reasonable efforts to avoid becoming a PFIC, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take reasonable steps to notify you.

      If we were classified as a PFIC, unless you timely made one of the elections described below, a special tax regime would apply to both:

- any "excess distribution", which would be your share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter; and

-     any gain realized on the sale or other disposition of the ordinary shares.

      Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized rateably over your holding period for the ordinary shares. As a result of this treatment:

- the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income;

- the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

- the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

      If you make a mark-to-market election with respect to your shares, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of your shares will also be taxed as ordinary income.

      The special PFIC tax rules described above also will not apply to you if you make a QEF election, that is, you elect to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide you with such information as you may require from us in order to make an effective QEF election.

      If you make a QEF election, you will be required to include in your gross income for U.S. federal income tax purposes your pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not you receive any distributions from us. Your basis in your ordinary shares will be increased to reflect undistributed amounts which are included in your gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to you.

      You are urged to consult your own tax adviser concerning the potential application of the PFIC rules to your ownership and disposition of ordinary shares.

      BACKUP WITHHOLDING

      Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a 30% rate. Backup withholding will generally not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status you generally must provide such certification on Internal Revenue Service Form W-9 in the case of U.S. persons and on Internal Revenue Service Form W-8BEN in the case of non-U.S. persons.

      Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

DOCUMENTS ON DISPLAY

      Our company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copies at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      See "Item 5: Operating and Financial Review and Prospects"

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

      (a) Evaluation of disclosure controls and procedures. Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, our chief executive officer and director of finance have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

      (b) Changes in internal controls. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

                                    PART III

ITEM 18: FINANCIAL STATEMENTS

      See pages F-1 through F-43.

ITEM 19: EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT
1.1               Articles of Association of BE Semiconductor Industries N.V.
                  (English translation) (incorporated by reference to Exhibit
                  1.1 to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000)

8.1               List of Subsidiaries of BE Semiconductor Industries N.V.
                  (incorporated by reference to Exhibit 8.1 to the Registrant's
                  Annual Report on Form 20-F for the fiscal year ended
                  December 31, 2001)

10.a.1            Consent of Chief Executive Officer pursuant to 18 U.S.C.
                  Section 1350

10.a.2            Consent of Director of Finance pursuant to 18 U.S.C. Section
                  1350

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                BE SEMICONDUCTOR INDUSTRIES NV


                                By: /s/ Richard W. Blickman
                                    --------------------------------------------
                                    Name:  Richard W. Blickman
                                    Title: President and Chief Executive Officer

Date: March 31, 2003

                                 CERTIFICATIONS

I, Richard W. Blickman, certify that:

      1. I have reviewed this annual report on Form 20-F of BE Semiconductor Industries N.V.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated: March 31, 2003                            /s/ Richard W. Blickman
                                                 -----------------------

                                                 Richard W. Blickman
                                                 Chief Executive Officer

I, Cor te Hennepe, certify that:

      1. I have reviewed this annual report on Form 20-F of BE Semiconductor Industries N.V.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated: March 31, 2003                                /s/ Cor te Hennepe
                                                     ------------------
                                                     Cor te Hennepe
                                                     Director of Finance

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2002

Independent Auditors' Report................................................     F-2

Consolidated Balance Sheets.................................................     F-3

Consolidated Statements of Operations.......................................     F-4

Consolidated Statements of Cash Flows.......................................     F-5

Consolidated Statements of Shareholders' Equity.............................     F-7

Consolidated Statements of Comprehensive Income (loss)......................     F-8

Notes to the Consolidated Financial Statements..............................     F-9

Independent Auditors' Report

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income (loss), for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Possehl BESI Electronics N.V., a 30% owned investee company which was sold on November 15, 2001. BE Semiconductor Industries N.V.'s investment in Possehl BESI Electronics N.V. at December 31, 2001 and 2002 was nil, and its equity in earnings was income of (euro) 6,330,000 for the year ended December 31, 2000 and loss of (euro) 10,372,000 for the period January 1, 2001 to November 15, 2001. The financial statements of Possehl BESI Electronics N.V. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Possehl BESI Electronics N.V. for each of the years in the two-year period ended December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

We refer to Note 2 to the Consolidated Financial Statements that BE Semiconductor Industries N.V. issued also statutory financial statements in accordance with accounting principles in the Netherlands which are available at the Company and will be filed at the Chamber of Commerce of Oost-Brabant ('s-Hertogenbosch). Based upon section 2:395 subsection 2 of the Netherlands Civil Code we state that we expressed an unqualified opinion on these statutory financial statements.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As required by SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually.


KPMG Accountants N.V.
's-Hertogenbosch, the Netherlands
February 11, 2003

                           CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

                                                                                                  December 31,
                                                            --------------------------------------------------
                                                               2001                 2002                  2002
                                                               EURO                 EURO                   USD
                                                            -------              -------               -------
Assets

Cash and cash equivalents                                   141,506              119,866               125,680
Accounts receivable                                          31,078               28,238                29,607
Inventories                                                  29,310               33,424                35,045
Other current assets                                          5,087                7,687                 8,060
                                                            -------              -------               -------
Total current assets                                        206,981              189,215               198,392

Property, plant and equipment                                28,466               23,103                24,224
Goodwill                                                     13,025               14,690                15,402
Patents and trademarks, net                                  18,705               17,036                17,862
Other non-current assets                                      4,709                  954                 1,000
                                                            -------              -------               -------
Total assets                                                271,886              244,998               256,880
                                                            =======              =======               =======

Liabilities and shareholders' equity

Current portion of long-term debt and
  capital leases                                              1,648                1,228                 1,288

Accounts payable                                              5,520               13,103                13,738
Accrued liabilities                                          22,692               17,272                18,110
                                                            -------              -------               -------
Total current liabilities                                    29,860               31,603                33,136

Long-term debt and capital leases                             9,040                7,812                 8,191
Deferred gain on sale and lease back                             --                1,012                 1,061
Deferred tax liabilities                                      4,684                4,039                 4,235
                                                            -------              -------               -------
Total non-current liabilities                                13,724               12,863                13,487

Minority interest                                                --                   44                    46

Ordinary shares                                              28,933               28,117                29,480
Preference shares                                                --                   --                    --
Capital in excess of par value                              181,799              177,730               186,350
Retained earnings (deficit)                                  15,267               (1,744)               (1,829)
Accumulated other comprehensive income
   (loss)                                                     2,303               (3,615)               (3,790)
                                                            -------              -------               -------
Total shareholders' equity                                  228,302              200,488               210,211
                                                            -------              -------               -------
Total liabilities and shareholders' equity                  271,886              244,998               256,880
                                                            =======              =======               =======

              The accompanying notes are an integral part of these
                       consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share and per share data)

                                                                                              Year ended December 31,
                                                         ------------------------------------------------------------
                                                               2000            2001             2002             2002
                                                               EURO            EURO             EURO              USD
                                                         ----------     -----------      -----------      -----------
Net sales                                                   197,972         150,030           83,228           87,265
Cost of sales                                               121,171          96,253           55,849           58,558
                                                         ----------     -----------      -----------      -----------
Gross profit                                                 76,801          53,777           27,379           28,707

Selling, general and administrative
  expenses                                                   33,841          30,563           26,235           27,507
Research and development                                     11,440          15,446           12,470           13,075
Write-off of acquired in-process
  research and development                                   11,461              --               --               --
Restructuring charges                                            --           8,306              786              824
Goodwill impairment                                              --              --            3,302            3,462
Amortization of intangible assets                             3,126           3,848            2,591            2,717
                                                         ----------     -----------      -----------      -----------
Total operating expenses                                     59,868          58,163           45,384           47,585

Operating income (loss)                                      16,933          (4,386)         (18,005)         (18,878)
Interest income, net                                          2,814           4,240            3,395            3,559
                                                         ----------     -----------      -----------      -----------
Income (loss) before taxes and equity
  in earnings (loss) of affiliated
  companies and minority interest                            19,747            (146)         (14,610)         (15,319)
Income taxes                                                  6,311             518            2,404            2,520
                                                         ----------     -----------      -----------      -----------

Income (loss) before equity in earnings (loss) of
  affiliated companies and minority interest                 13,436            (664)         (17,014)         (17,839)

Equity in earnings (loss) of affiliated
  companies and loss on sale of affiliated companies          5,031         (16,314)              --               --
Minority interest                                                --              --                3                3
                                                         ----------     -----------      -----------      -----------
Net income (loss)                                            18,467         (16,978)         (17,011)         (17,836)
                                                         ==========     ===========      ===========      ===========
Earnings (loss) per share
Basic                                                          0.61           (0.53)           (0.54)           (0.57)
Diluted                                                        0.61           (0.53)           (0.54)           (0.57)

Weighted average number of shares used to
  compute earnings (loss) per share
Basic                                                    30,242,151      31,794,675       31,462,482       31,462,482
Diluted                                                  30,351,462      31,794,675       31,462,482       31,462,482
                                                         ==========     ===========      ===========      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

                                                                                     Year ended December 31,
                                                              ----------------------------------------------
                                                                 2000         2001         2002         2002
                                                                 EURO         EURO         EURO          USD
                                                              -------      -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                              18,467      (16,978)     (17,011)     (17,836)

Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
  activities:
Depreciation of property, plant and
  equipment                                                     4,465        4,495        4,135        4,335
Write-off of acquired in-process research
  and development                                              11,461           --           --           --
Amortization of intangible assets                               3,126        3,848        2,591        2,717
Goodwill impairment                                                --           --        3,302        3,462
Deferred income taxes (benefits)                               (5,179)      (1,541)       2,403        2,520
Loss (gain) on disposal of equipment                             (131)          (5)          13           14
Loss on disposal of subsidiaries and affiliated companies          --        4,805           --           --
Translation of debt in foreign currency                           (20)         176        2,109        2,211
Minority interest                                                  --           --           (3)          (3)
Equity in (earnings) loss of affiliated companies              (5,031)      11,509           --           --

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable                    (14,151)      17,484        3,575        3,748
Decrease (increase) in inventories                            (11,856)      10,847       (2,405)      (2,522)
Decrease (increase) in other current assets                    (1,607)       3,224       (2,857)      (2,996)
Increase (decrease) in accrued liabilities                      6,478       (1,335)      (7,393)      (7,751)
Increase (decrease) in accounts payable                         6,044      (21,587)       7,317        7,672
                                                              -------      -------      -------      -------

Net cash provided by (used in) operating activities            12,066       14,942       (4,224)      (4,429)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                           (6,311)      (3,393)      (4,903)      (5,141)
Proceeds from sale of equipment                                   214           28        6,789        7,118
Proceeds from sale of subsidiaries and
  affiliated companies                                            955       18,091           --           --
Acquisition of subsidiaries, net of cash
  acquired                                                    (25,235)        (170)     (10,605)     (11,119)
Decrease in advances to affiliated
  companies                                                       169          173           --           --
                                                              -------      -------      -------      -------
Net cash provided by (used in) investing activities           (30,208)      14,729       (8,719)      (9,142)
                                                              =======      =======      =======      =======

                      Consolidated Statements of Cash Flows

(Amounts in thousands)

                                                                                    Year ended December 31,
                                                         --------------------------------------------------
                                                             2000          2001          2002          2002
                                                             EURO          EURO          EURO           USD
                                                         --------      --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:

Payments on long-term debt and capital leases              (1,915)       (1,704)       (1,646)       (1,726)
Payments on other long-term liabilities                      (901)           --            --            --
Net proceeds from (payments of) advances
  from customers                                            4,282        (9,688)        1,015         1,064
Payments of bank lines of credit                           (6,807)           --        (1,324)       (1,388)
Purchase of own shares                                         --            --        (4,885)       (5,121)
Proceeds of secondary offering (net of
  expense of(euro) 3,172)                                  94,028            --            --            --
Proceeds from minority shareholder                             --            --            48            50
                                                         --------      --------      --------      --------
Net cash provided by (used in) financing
  activities
                                                           88,687       (11,392)       (6,792)       (7,121)

Net increase (decrease) in cash and cash equivalents       70,545        18,279       (19,735)      (20,692)

Effect of changes in exchange rates on cash
  and cash equivalents                                        214           378        (1,905)       (1,997)
Cash and cash equivalents at beginning of
  the year                                                 52,090       122,849       141,506       148,369
                                                         --------      --------      --------      --------
Cash and cash equivalents at end of the year              122,849       141,506       119,866       125,680
                                                         ========      ========      ========      ========

Supplemental disclosure:
Cash paid for interest                                      1,040           833           710           744

Cash paid for income taxes                                  7,525         2,822           653           685
                                                         ========      ========      ========      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 Consolidated Statements of Shareholders' Equity

(Amounts in thousands except share data)

                                                                                                          Accumulated
                                                 Number of        Share       Capital                           other        Total
                                                  ordinary      capital     in excess      Retained     comprehensive       share-
                                                    shares       at par        of par      earnings            income     holders'
                                               outstanding        value         value     (deficit)            (loss)       equity
                                                                   EURO          EURO         EURO              EURO          EURO
                                               -----------      -------     ---------     --------      ------------      --------
Balance at December 31, 1999                    26,394,425       23,955        92,749       13,778             3,154       133,636

Net income                                              --           --            --       18,467                --        18,467
Exchange rate changes for the year                      --           --            --           --             1,612         1,612
Conversion of priority shares to
  ordinary shares                                      250           --            --           --                --            --
Conversion of par value from NLG
  into euro                                             --           64           (64)          --                --            --
Issuance of shares (net of
  expense of (euro) 3,172)                       5,400,000        4,914        89,114           --                --        94,028
                                               -----------      -------      --------      -------            ------      --------
Balance at December 31, 2000                    31,794,675       28,933       181,799       32,245             4,766       247,743

Net loss                                                --           --            --      (16,978)               --       (16,978)
Exchange rate changes for the year                      --           --            --           --             1,139         1,139

Reclassification - adjustment for
   exchange rate changes on sale of
   affiliated companies realized in
   net loss                                             --           --            --           --            (3,602)       (3,602)
                                               -----------      -------      --------      -------            ------      --------
Balance at December 31, 2001                    31,794,675       28,933       181,799       15,267             2,303       228,302

Net loss                                                --           --            --      (17,011)               --       (17,011)
Exchange rate changes for the year                      --           --            --           --            (5,918)       (5,918)
Repurchases of own shares                         (896,447)        (816)       (4,069)          --                --        (4,885)
                                               -----------      -------      --------      -------            ------      --------
Balance at December 31, 2002                    30,898,228       28,117       177,730       (1,744)           (3,615)      200,488
                                               ===========      =======      ========      =======            ======      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)

                                                                                                    Year ended December 31,
                                                                               --------------------------------------------
                                                                                 2000        2001         2002         2002
                                                                                 EURO        EURO         EURO          USD
                                                                               ------     -------      -------      -------
Net income (loss)                                                              18,467     (16,978)     (17,011)     (17,836)

Other comprehensive income (loss):
Foreign currency translation adjustment                                         1,612       1,139       (5,918)      (6,205)

Adjustment for exchange rate changes on sale
   of affiliated companies realized in net loss                                    --      (3,602)          --           --
                                                                               ------     -------      -------      -------
Comprehensive income (loss)                                                    20,079     (19,441)     (22,929)     (24,041)
                                                                               ======     =======      =======      =======

Accumulated other comprehensive income (loss) consists of:

                                                                                                    Year ended December 31,
                                                                               --------------------------------------------
                                                                                 2000        2001         2002         2002
                                                                                 EURO        EURO         EURO          USD
                                                                               ------     -------      -------      -------

Foreign currency translation adjustment                                         4,766       2,303       (3,615)      (3,790)
                                                                               ------     -------      -------      -------
Accumulated other comprehensive income (loss)                                   4,766       2,303       (3,615)      (3,790)
                                                                               ======     =======      =======      =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 Notes to the Consolidated Financial Statements

1     BASIS OF PRESENTATION

BE Semiconductor Industries N.V. ("Besi") was incorporated in the Netherlands in May 1995 as a wholly owned subsidiary of AdCapital AG, formerly named Berliner Elektro Holding AG (together with its consolidated subsidiaries, "Berliner Elektro") to serve as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. Besi's principal operations are in the Netherlands, Asia and the United States. Besi operates its business through its subsidiaries Fico B.V. ("Fico"), Meco International B.V. ("Meco") and their respective subsidiaries, Lilogix Inc. d/b/a RD Automation ("RDA") and Laurier Inc. ("Laurier").

On October 1, 1993, Berliner Elektro acquired all the outstanding shares of Fico from a third party for consideration of (euro) 27.2 million (NLG 60 million). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value. The resulting negative goodwill was allocated proportionally to the acquired non-current assets.

Effective May 1, 1995, Besi acquired all the outstanding shares of Meco from a third party for consideration of (euro) 52.2 million (NLG 115 million). This acquisition was financed through the issuance of (euro) 25 million (NLG 55 million) of share capital (excluding issue expenses) and (euro) 27.2 million (NLG 60 million) short-term intercompany debt (denominated in German marks). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value.

In April 2000, 18.4 million ordinary shares of Besi were sold to investors through the Euronext (formerly known as the Amsterdam Stock Exchange), Frankfurt Stock Exchange and Nasdaq Stock Market at a price of (euro) 18.00 (U.S.$ 17.30). Besi sold a total of 5.4 million shares, including the exercise of the underwriters' over-allotment option of 2.4 million shares. Berliner Elektro sold 13 million shares, thereby reducing its ownership of Besi's ordinary shares from approximately 55% to less than 5%. The gross and net proceeds of the offering to Besi were (euro) 97.2 million and (euro) 94.0 million, respectively.

On September 1, 2000, U.S. acquired, through one of its subsidiaries, RDA for cash consideration of U.S.$ 21.75 million ((euro) 24.5 million). Acquisition cost amounted to US$ 1.4 million. RDA designs, develops, markets and services flip chip die attach systems for the semiconductor industry's assembly operations. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments. The purchase price, including acquisition costs, was allocated as follows:

(In thousands)                                                               USD
--------------                                                            ------
Net tangible assets                                                          268
Identifiable intangible assets                                             3,583
In-process research and development                                        9,983
Goodwill                                                                   9,267
                                                                          ------
                                                                          23,101
                                                                          ======

The identifiable intangible assets include patents and trademarks. The identifiable intangible assets are amortized over their estimated useful life of 13 years. Effective January 1, 2002, Besi ceased amortizing goodwill, which previously was being amortized over its estimated useful life of 13 years, and instead evaluates goodwill for impairment annually in accordance with the Financial Accounting Standards Boards ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and other intangible assets". The acquired in-process research and development ("IPRD") was not considered to have reached technological feasibility and in accordance with generally accepted accounting principles the value of such IPRD, calculated based on discounted probable future cash flows, was expensed in the third quarter of 2001 in an amount of US$ 10 million ((euro) 11.5 million; after tax (euro) 7.1 million). The risk-adjusted discount rate applied was 35%. The pro forma impact of this acquisition on prior year financial information is not significant.

On November 15, 2001, Besi sold its 30% equity interest in Possehl BESI Electronics N.V. ("PBE") to L. Possehl & Co., mbH (`'Possehl") for (euro) 18.1 million in cash. In connection with this transaction, Besi recorded a loss on disposal of (euro) 4.8 million. This loss is included in equity in earnings
(loss) of affiliated companies and loss on sale of affiliated companies in the Consolidated Statements of Operations.

      On January 4, 2002, Besi acquired Laurier for cash consideration of U.S.$
8.9 million. Acquisition cost amounted to U.S.$ 0.5 million. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments. The purchase price, including acquisition costs, was allocated as follows:

(In thousands)                                                              USD
--------------                                                             -----
Net tangible assets                                                        1,161
Patents                                                                    1,508
Goodwill                                                                   6,695
                                                                           -----
                                                                           9,364
                                                                           =====

The patents are being amortized over their estimated useful life of 13 years. The goodwill resulting from the transaction will not be amortized, but will instead be evaluated for impairment in accordance with SFAS No. 142. The pro forma impact of this acquisition on prior year financial information is not significant.

2     SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRESENTATION

The accompanying consolidated financial statements include the accounts of BE Semiconductor Industries N.V. and its consolidated subsidiaries (collectively, "the Company"). The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with accounting principles generally accepted in the United States of America. In accordance with these principles, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002 and of that date, goodwill amortization ceased. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

The accompanying consolidated financial statements are, solely for the convenience of the reader, also translated into U.S. dollars ("USD" or "U.S.$") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2002 (Euro 1.00 = U.S.$ 1.0485). Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that or any other date. All euro and U.S. dollars are expressed in thousands, unless otherwise stated.

PRINCIPLES OF CONSOLIDATION

As of December 31, 2002, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

                                                                                             PERCENTAGE OF
NAME                                            LOCATION                                       OWNERSHIP
----                                            --------                                     --------------
BE Semiconductor Industries USA, Inc.           Wilmington, Delaware, USA                         100%
Fico B.V.                                       Duiven, the Netherlands                           100%
Fico Molding Systems B.V.                       Herwen, the Netherlands                           100%
Fico Trim & Form Integration Systems B.V.       Duiven, the Netherlands                           100%
Fico Tooling B.V.                               Duiven, the Netherlands                           100%

Fico Tooling Leshan Company Ltd.                Leshan, China                                      87%
Fico Asia SDN. BHD.                             Shah Alam, Malaysia                               100%
Fico America Inc.                               Chandler, Arizona, USA                            100%
ASM Fico (F.E.) SDN. BHD.                       Kuala Lumpur, Malaysia                           99.9%(1)
Fico Korea Ltd.                                 Seoul, Korea                                      100%
Fico Hong Kong Ltd.                             Hong Kong, China                                  100%
Nihon Fico Ltd.                                 Tokyo, Japan                                      100%
Fico Sales & Service Pte. Ltd.                  Singapore                                         100%
Meco International B.V.                         Drunen, the Netherlands                           100%
Meco Equipment Engineers B.V.                   Drunen, the Netherlands                           100%
Meco Japan Co. Ltd.                             Tokyo, Japan                                      100%
Meco Equipment Engineers Inc.                   Rock Hill, South Carolina, USA                    100%
Meco Equipment Engineers (Far East) Pte Ltd     Singapore                                         100%
Lilogix Inc. (d/b/a RD Automation)              Londonderry, New Hampshire, USA                   100%
Laurier Inc.                                    Londonderry, New Hampshire, USA                   100%

(1)   The Company has a 100% beneficial ownership.

The balance sheets of the Company's foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to accumulated other comprehensive income (loss).

All significant intercompany profit, transactions and balances have been eliminated in consolidation.

DERIVATIVE FINANCIAL INSTRUMENTS

In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities, an Amendment of SFAS 133", which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

Using qualifying criteria defined in SFAS No. 133 and 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2002, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, taking into account applicable hedge accounting requirements. Realized exchange rate differences are recorded in the Consolidated Statements of Operations in selling, general and administrative expenses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in cost of sales as gains or losses.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

CATEGORY                                                      ESTIMATED USEFUL LIFE
--------                                                      ---------------------
Buildings                                                             15 - 30 years
Leasehold improvements (1)                                             5 - 10 years
Machinery and equipment                                                2 - 10 years
Office furniture and equipment                                         3 - 10 years

(1) Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

LEASES

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell, and depreciation ceases.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and through December 31, 2001 was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

The Company adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. See further discussion of the goodwill transitional impairment tests and annual impairment tests in Note 7.

INVESTMENT IN AFFILIATED COMPANIES

Investment in unconsolidated affiliated companies, where the Company exercises significant influence (generally a voting share of 20%-50%), are accounted for under the equity method. Investment in affiliated companies also includes goodwill relating to the investment.

INCOME TAXES

The Company applies SFAS No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized.

REVENUE RECOGNITION

Shipment of products occurs after a customer accepts the product at the Company's premises.

Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against the Company is to enforce the Company's obligations relating to installation, which is considered inconsequential, and warranty. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

WARRANTY EXPENSE

The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized, that is, at the time of shipment. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 19).

PENSION COSTS

Pension plans are funded with insurance companies based on a defined contribution plan. The Company has no other liability regarding pensions other than payment of annual premiums, which are charged against earnings.

STOCK OPTIONS

The Company applies Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. The stock-based employee compensation plans are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB No. 25 and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No.
123. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                                       2000           2001           2002
                                                                                       EURO           EURO           EURO
                                                                                     ------        -------        -------
Net income (loss) as reported                                                        18,467        (16,978)       (17,011)

Deduct: Stock-based employee compensation
expense determined under fair value based
method for all awards, net of related tax effects                                      (729)        (1,040)        (1,407)

Add: Stock-based compensation expense
included in net income (loss), net of related
tax effect                                                                               --             --             --
                                                                                     ------        -------        -------
Pro forma net income (loss)                                                          17,738        (18,018)       (18,418)

BASIC EARNINGS (LOSS) PER SHARE:
As reported                                                                            0.61          (0.53)         (0.54)
Pro forma                                                                              0.59          (0.57)         (0.59)

DILUTED EARNINGS (LOSS) PER SHARE:
As reported                                                                            0.61          (0.53)         (0.54)
Pro forma                                                                              0.58          (0.57)         (0.59)

CONCENTRATION OF CREDIT RISK

A relatively small number of customers account for a significant percentage of the Company's net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the worldwide economy in general.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

EARNINGS PER SHARE

Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been computed using the weighted average number of ordinary shares and equivalents (representing the dilutive effect of stock options) outstanding during the period.

USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the Company recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted SFAS No. 143 on January 1, 2003 and the adoption will not have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB Statement No. 4 and FASB No. 64, FASB No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of the Interpretation as at December 31, 2002 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No.
123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of

SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure requirements of SFAS No.148 in the consolidated financial statements.

3     ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

                                                                    December 31,
                                                             -------------------
                                                               2001         2002
                                                               EURO         EURO
                                                             ------       ------
Accounts receivable                                          35,580       31,150
Allowance for doubtful accounts                              (4,502)      (2,912)
                                                             ------       ------
Total accounts receivable, net                               31,078       28,238
                                                             ======       ======

A summary of activity in the allowance for doubtful accounts is as follows:

                                                               2001         2002
                                                               EURO         EURO
                                                              -----        -----
Balance at January 1,                                         2,524        4,502
Provision (release) for allowance for doubtful accounts       2,014       (1,364)
Addition due to acquisition of subsidiary                        --           52
Accounts receivable written off                                 (36)        (173)
Foreign currency translation                                     --         (105)
                                                              -----        -----
Balance at December 31,                                       4,502        2,912
                                                              =====        =====

4     INVENTORIES

Inventories, net consist of the following:

                                                                    December 31,
                                                             -------------------
                                                               2001         2002
                                                               EURO         EURO
                                                             ------       ------
Precious metals                                                  14           20
Raw materials                                                 9,146       12,106
Work in progress                                             18,111       18,142
Finished goods                                                2,039        3,156
                                                             ------       ------
Total inventories, net                                       29,310       33,424
                                                             ======       ======

A summary of activity in the allowance for obsolescence is as follows:

                                                            2001           2002
                                                            EURO           EURO
                                                           -----          -----
Balance at January 1,                                      3,713          5,950
Provision for loss on obsolete inventory                   2,541            707
Addition due to purchase subsidiary                           --            215
Inventory written off                                       (315)        (1,437)
Foreign currency translation                                  11           (237)
                                                           -----          -----
Balance at December 31,                                    5,950          5,198
                                                           =====         ======

5     OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                                    December 31,
                                                              ------------------
                                                               2001         2002
                                                               EURO         EURO
                                                              -----        -----
VAT receivables                                                 917        2,233
Income taxes                                                    238        2,242
Subsidies and development credits receivable                    190          158
Interest to receive                                             145          875
Deposits                                                        234          197
Prepaid expenses                                                917        1,028
Deferred tax assets                                           1,371          389
Other                                                         1,075          565
                                                              -----        -----
Total other current assets                                    5,087        7,687
                                                              =====        =====

6     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following:


                                           Land, buildings         Machinery           Office
                                             and leasehold               and    furniture and     Assets under
                                              improvements         equipment        equipment     construction             Total
                                                     EURO              EURO              EURO             EURO              EURO
                                           ---------------         ---------    -------------     ------------             -----
Balance at January 1, 2002:
Cost                                               21,872            23,586            16,548              492            62,498
Accumulated depreciation                           (5,838)          (15,296)          (12,898)              --           (34,032)
                                                   ------           -------           -------            -----           -------
Property, plant and equipment, net                 16,034             8,290             3,650              492            28,466

Changes in book value in 2002:
Investments                                            39             1,500             1,251            2,113             4,903
Disposals                                          (5,497)              (99)             (177)              --            (5,773)
Depreciation                                         (637)           (1,849)           (1,649)              --            (4,135)
Acquisition of subsidiary                              --                45               214               --               259
Foreign currency translation                         (253)             (200)             (125)             (39)             (617)
                                                   ------           -------           -------            -----           -------
                                                   (6,348)             (603)             (486)           2,074            (5,363)

Balance at December 31, 2002:
Cost                                               14,759            24,687            16,748            2,566            58,760
Accumulated depreciation                           (5,073)          (17,000)          (13,584)              --           (35,657)
                                                   ------           -------           -------            -----           -------
Property, plant and equipment, net                  9,686             7,687             3,164            2,566            23,103
                                                   ======           =======           =======            =====           =======

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

                                                                   December 31,
                                                          ---------------------
                                                            2001           2002
                                                            EURO           EURO
                                                          ------         ------
Land and buildings                                         9,453          9,453
Machinery, equipment and office furniture                    241            215
Accumulated depreciation                                  (1,323)        (1,588)
                                                          ------         ------
Total                                                      8,371          8,080
                                                          ======         ======

The legal ownership of the assets under capital leases lies at a third party, however, the Company maintains economic ownership.

As of December 31, 2002, the Company had contractual purchase obligations amounting to (euro) 7.5 million, primarily for the construction of manufacturing facilities and purchase of machinery, tools, equipment and office facilities.

7     GOODWILL, PATENTS AND TRADEMARKS

      As of January 1, 2002, the Company adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased as of January 1, 2002.

The Company reviewed its business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard - the reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

The Company has determined that its annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, the Company consolidated its flip chip die attach equipment business and die sorting equipment business into a single reporting unit, die handling equipment. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions the Company has revised its earnings forecasts for each of its business units that were tested for impairment in the fourth quarter of fiscal year 2002. As a result, the Company recognized a goodwill impairment loss of (euro) 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

The Company does not have any identifiable assets with indefinite lives.

The following table outlines the components of goodwill, patents and trademarks at December 31, 2002 after adoption of the standard and recognition of the goodwill impairment:

                                       Goodwill         Patents    Trademarks       Total
                                           EURO            EURO         EURO         EURO
                                       --------         -------    ----------       -----
Balance at January 1, 2002:
Cost                                     17,890          34,223          838       52,951
Accumulated amortization                 (4,865)        (16,270)         (86)     (21,221)
                                        -------         -------         ----      -------
Goodwill, patents and trademarks         13,025          17,953          752       31,730

Changes in book value in 2002:
Acquisition of subsidiary                 8,161           1,685           --        9,846
Amortization                                 --          (2,531)         (60)      (2,591)
Goodwill impairment                      (3,302)             --           --       (3,302)
Foreign currency translation             (3,194)           (652)        (111)      (3,957)
                                        -------         -------         ----      -------
                                          1,665          (1,498)        (171)          (4)

Balance at December 31, 2002:
Cost                                     22,690          35,172          708       58,570
Accumulated amortization                 (8,000)        (18,717)        (127)     (26,844)
                                        -------         -------         ----      -------
Goodwill, patents and trademarks         14,690          16,455          581       31,726
                                        =======         =======         ====      =======

Aggregate amortization expense for the year ended December 31, 2002 was (euro)
2.6 million. Estimated amortization expense for each of the next five years is
(euro) 2.6 million per year.

The following table reflects the impact that SFAS No. 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

                                                            2001           2002
                                                            EURO           EURO
                                                         -------        -------
Reported net loss                                        (16,978)       (17,011)
Ceased goodwill amortization                               1,062             --
                                                         -------        -------
Adjusted net loss                                        (15,916)       (17,011)

Reported loss per share - basic and diluted                (0.53)         (0.54)
Ceased goodwill amortization                                0.03             --
                                                         -------        -------
Adjusted loss per share - basic and diluted                (0.50)         (0.54)
                                                         =======        =======

8     INVESTMENT IN AFFILIATED COMPANIES

The Company sold its 30% equity interest in PBE on November 15, 2001, for (euro)
18.1 million cash. As a result, the investment in affiliated companies as of December 31, 2001 and 2002 is nil.

The Company's equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies consists of the 30% interest of the company in the results of PBE:

                                                             Year ended        January 1 to
                                                           December 31,        November 15,
                                                                   2000                2001
                                                                   EURO                EURO
                                                           ------------        ------------
Equity in earnings (loss) of affiliated companies                 6,330             (10,372)
Amortization of goodwill                                         (1,299)             (1,137)
Loss on sale of affiliated companies                                 --              (4,805)
                                                                 ------              ------
Equity in earnings (loss) of affiliated companies and
loss on sale of affiliated companies, net                         5,031             (16,314)
                                                                 ======              ======

The loss on sale of affiliated companies of PBE included the reversal of the portion of the cumulative translation adjustment component of shareholders' equity relating to the investment in PBE, which reduced the loss by (euro) 5.3 million.

The following table presents condensed financial information of results of operations of PBE.

                                                      Year ended     January 1, to
                                                    December 31,      November 15,
                                                            2000              2001
                                                            EURO              EURO
                                                    ------------      ------------
Net sales                                                253,112           155,916
Gross profit                                              66,075            16,944
Operating income (loss)                                   29,350           (31,013)
Net income (loss) before minority interest                22,957           (34,216)
Net income (loss)                                         21,100           (34,572)

In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of (euro) 5.8 million in the results of PBE in 2001. PBE will, in compliance with U.S. GAAP, disclose the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001. Also, as required by U.S. GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001, were prepared on the basis of the newly adopted accounting principle.

Subsequent to the sale of its 30% interest in PBE, the Company no longer had any representation on the board of directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations. The Company's proportionate share in the results of PBE in the accompanying financial statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the consolidated financial statements of the Company would not affect the net income (loss) of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

Although the Company was not required to retroactively adjust its 30% share of the net loss of PBE for 2001 and the amount of the loss on the sale of its investment in PBE since the decision to change the accounting principle was made by PBE subsequent to the disposal date, the following schedule discloses the impact that the change would have otherwise had on the previously issued quarterly results of the Company.

                                                               UNAUDITED
                                     ----------------------------------------------------------------
                                       First        Second         Third        Fourth
                                     quarter       Quarter       Quarter       Quarter          Total
                                        2001          2001          2001          2001           2001
                                     -------       -------       -------       -------          -----
                                        EURO          EURO          EURO          EURO           EURO
The Company's 30% share
  in loss of PBE as reported            (265)       (5,645)       (2,317)       (2,145)       (10,372)
30% Share of the cumulative
  effect of change in
  accounting principle                (1,226)           --            --            --         (1,226)
30% Share of the impact of
  newly adopted accounting
  principle                             (145)         (145)         (145)          (73)          (508)
                                      ------        ------        ------        ------        -------
The Company's 30% share
  in loss of PBE including
  effect of change in
  accounting principle                (1,636)       (5,790)       (2,462)       (2,218)       (12,106)

As described above, the sum of the Company's 30% share of PBE's cumulative effect of change in accounting principle and the 2001 impact of the newly adopted accounting principle of (euro) 1.7 million would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE at November 15, 2001.

The following table summarizes related party transactions with PBE:

                                             Year ended         January 1, to
                                           December 31,          November 15,
                                                   2000                  2001
                                                   EURO                  EURO
                                           ------------          ------------
Sales                                             9,199                 3,486
Purchases                                         1,378                   270

9         DEFERRED INCOME TAXES

The items giving rise to net deferred tax assets (liabilities) are as follows:

                                                                     December 31,
                                                             --------------------
                                                               2001          2002
                                                               EURO          EURO
                                                             ------        ------
Deferred tax assets
- Operating loss carry forwards                               1,643         3,398
- Intercompany interest                                          --         1,672
- Intangible assets                                           4,871         3,206
- Inventories                                                   192           724
- Provisions                                                    123           672
- Other items                                                   303           133
                                                             ------        ------
Total deferred tax assets, gross                              7,132         9,805
- Valuation allowance                                        (1,677)       (8,859)
                                                             ------        ------
Total deferred tax assets, net                                5,455           946

Deferred tax liabilities
- Intangible assets                                          (5,109)       (4,811)
- Other items                                                  (317)           (3)
                                                             ------        ------
Total deferred tax liabilities                               (5,426)       (4,814)

Total deferred tax assets (liabilities)                          29        (3,868)
                                                             ======        ======

Deferred tax assets
- Current                                                     1,371           389
- Non-current                                                 4,084           557
                                                             ------        ------
                                                              5,455           946

Deferred tax liabilities
- Current                                                      (742)         (775)
- Non-current                                                (4,684)       (4,039)
                                                             ------        ------
                                                             (5,426)       (4,814)
                                                             ------        ------
Total deferred tax assets (liabilities)                          29        (3,868)
                                                             ======        ======

The deferred tax assets for operating loss carry forwards are related to the US and Japanese operations of the Company. Under applicable U.S. tax law, the carry forwards related to the Company's U.S. operating losses of (euro) 9.6 million expire during the periods of 2010 through 2022. The carry forwards related to the Company's Japanese operating losses amounting to (euro) 1.6 million expire during the periods of 2003 through 2007.

The net change in the total valuation allowance for the year ended December 31, 2000 was a decrease of (euro) 54, principally due to the release of the provision for Meco's Japanese subsidiary. This release was due to the evaluation of the subsidiary's anticipated profitability over the period of years that taxable income is expected to be generated to realize the benefit of these tax assets. The net change in the total valuation allowance for the year ended December 31, 2001 and 2002 was an increase of (euro) 516 and (euro) 7,182, respectively, principally due to uncertainty regarding the realization of the deferred tax assets of the Company's U.S. and Japanese subsidiaries through future taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of (euro) 6.0 million to establish a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on recent U.S. tax losses, which were given substantially more weight than forecasts of future profitability in the Company's evaluation of whether it is more likely than not that the U.S. net operating loss carry forwards will be realized. Until the Company utilizes these U.S. operating loss carry forwards, its income tax provision will reflect mainly domestic taxation.

The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico, Meco and Laurier.

10    SHORT-TERM DEBT

Short-term debt consists of the following:

                                                                                 December 31,
                                                                     ------------------------
                                                                      2001               2002
                                                                      EURO               EURO
                                                                     -----              -----
Current portion of long-term debt and capital leases                 1,648              1,228
                                                                     -----              -----
Total short-term debt                                                1,648              1,228
                                                                     =====              =====

At December 31, 2002, Fico had credit facilities of (euro) 7,487 with ING Bank and (euro) 6,353 with ABN AMRO Bank to meet working capital needs. At December 31, 2001 and 2002, no borrowings were outstanding under the revolving credit facilities, however, the amount that was available to be drawn under the lines was reduced by nil and (euro) 161 respectively, in outstanding bank guarantees. The credit facility agreements include covenants requiring Fico to maintain certain financial ratios.

At December 31, 2002, Meco had credit facilities of (euro) 5,899 with SNS Bank Nederland N.V. and (euro) 4,538 with F. van Lanschot Bankiers N.V. to meet working capital needs. At December 31, 2001 and 2002, no borrowings were outstanding under the revolving credit facilities, however, the amount that was available to be drawn under the lines was reduced by (euro) 90 and (euro) 162, respectively, in outstanding bank guarantees and (euro) 579 and (euro) 1,001, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreements include covenants requiring Meco to maintain certain financial ratios.

The Company was in compliance with, or had received waivers for, all loan covenants at December 31, 2001 and 2002.

11    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                                   December 31,
                                                        -----------------------
                                                          2001             2002
                                                          EURO             EURO
                                                        ------           ------
Advances from customers                                  3,040            4,234
Warranty provision                                       3,102            2,446
Income taxes                                               298               32
Other taxes and social security                            797              516
Salaries and payroll related items                       3,764            3,272
Accrued commissions                                        720            1,024
Subsidies and development credits payable                1,081              528
Restructuring                                            5,487            1,281
Deferred tax liabilities                                   742              775
Other                                                    3,661            3,164
                                                        ------           ------
Total accrued liabilities                               22,692           17,272
                                                        ======           ======

A summary of activity in the warranty provision is as follows:

                                                          2001             2002
                                                          EURO             EURO
                                                        ------           ------
Balance at January 1,                                    4,529            3,102
Provision for loss on warranty                             929              853
Addition due to acquisition of subsidiary                   --              127
Cost for warranty                                       (2,360)          (1,613)
Foreign currency translation                                 4              (23)
                                                        ------           ------
Balance at December 31,                                  3,102            2,446
                                                        ======           ======

12    RESTRUCTURING CHARGES

      In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that has resulted in a significant reduction in new orders received by the Company. These actions were taken (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. In 2001, the Company recorded pre-tax restructuring charges of (euro) 8.3 million ((euro) 5.5 million after tax) in connection with this reduction in workforce.

      In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single Die Handling Systems business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its Die Handling Systems business unit by approximately 28%. The Company recorded a one-time pre-tax restructuring charge of (euro) 0.8 million ((euro) 0.6 million after tax) in connection with this relocation and reduction in workforce at its Die Handling systems' business.

      Changes in the restructuring reserve are as follows:

Restructuring reserve at January 1, 2002                                  5,487

Second quarter 2002 releases                                             (1,201)
Second quarter 2002 additions                                             1,205
Third quarter 2002 additions                                                400
Fourth quarter 2002 additions                                               386

Impairment assets                                                          (107)
Cash payments in 2002                                                    (4,889)
                                                                         ------
Restructuring reserve at December 31, 2002                                1,281
                                                                         ======

      The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The releases mainly relate to social security expenses and disabled personnel accruals for which we were not obliged to pay. The additions to the restructuring reserve in the second quarter of 2002 related to higher than expected severance cost and later than expected final employment terminations. The additions in the third quarter of 2002 mainly relate to severance payments for the reduction in workforce in the United States and relocation cost. The additions in the fourth quarter of 2002 relate to severance payment for the further reduction in workforce in the United States. Total remaining cash outlays for restructuring activities are expected to be (euro) 1.3 million, which primarily will be expended during 2003.

13 DEFERRED GAIN ON SALE AND LEASE BACK

On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of this real estate amounted to (euro) 5.4 million. The Company's gain on this transaction of (euro) 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total (euro) 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2002 amounts to (euro) 1,012.

14    LONG-TERM DEBT AND CAPITAL LEASES

                                                                                  December 31,
                                                                        ----------------------
                                                                          2001            2002
                                                                          EURO            EURO
                                                                        ------          ------
A. Long-term loan from De Nationale Investerings Bank
     N.V. ("NIB"), fixed interest rate at 8.85%                          1,906           1,270

B. Subordinated debt, fixed interest rate at 9.125%                        969             320

C. Capital lease of property Duiven, the Netherlands,
     Interest rate Interbancair rate + 0.9% (Interest rate
     at 4.45% at December 31, 2002)                                      7,711           7,450

   Capital leases at various interest rates                                102              --
                                                                        ------          ------
                                                                        10,688           9,040

   Less: current portion                                                (1,648)         (1,228)
                                                                        ------          ------
   Total long-term debt and capital leases                               9,040           7,812
                                                                        ======          ======

A. Principal payments of (euro) 159 are due quarterly and commenced on March 20, 2000. This term loan includes covenants requiring Fico to maintain certain financial ratios and to meet other non-financial requirements. The Company was in compliance with all applicable covenants at December 31, 2001 and 2002.

B. Principal payments in semi-annual installments of (euro) 324 are made on this loan. The loan matures in January 2003 and is subordinated to present and future creditors. All present and future majority owned subsidiaries of Meco in the Netherlands and abroad are jointly and severally liable and 90% of the loan has been guaranteed by the Government of the Netherlands. In agreement with the NIB, the Company has paid two additional installments of (euro) 324 in 2000, each together with the original installments. Unless otherwise approved by NIB, dividends and other distributions of profit can only be declared as long as shareholders' equity exceeds 35% of Meco's consolidated assets. Such dividends may be distributed out of the cash flow of the prior financial year. In the case of a merger or acquisition of the debtor, the NIB is entitled to request full repayment of the outstanding balance.

C. The Company leases a building in Duiven, the Netherlands. The lease commenced in July 1997 and has a term of 15 years. The lease payment includes a variable interest rate component and was (euro) 155 per quarter as of December 31, 2002. After 15 years the Company has the right to buy the building for (euro) 5.1 million.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

                                                                  Long-term debt     Capital leases
                                                                            EURO               EURO
                                                                  --------------     --------------
2003                                                                         955                600
2004                                                                         635                600
2005                                                                          --                600
2006                                                                          --                600
2007                                                                          --                600
2008 and thereafter                                                           --              6,997
                                                                           -----             ------
Total                                                                      1,590              9,997
Less: imputed interest                                                                       (2,547)
Less: current portion of capitalized lease obligation                                          (273)
                                                                                             ------
Non-current portion of capitalized lease obligation                                           7,177
                                                                                             ======

15    EMPLOYEE BENEFITS

PENSION PLANS

Be Semiconductor Industries N.V. and its Dutch subsidiaries have defined contribution plans, which provide retirement benefits that cover substantially all employees. The Company has no continuing obligations other than the annual contributions. Aggregate pension plan contributions were (euro) 3,615 in 2000,
(euro) 3,855 in 2001 and (euro) 3,425 in 2002.

The Company's U.S., Malaysian, Korean and Japanese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea and Japan, respectively.

EMPLOYEE STOCK OPTION PLANS

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company may issue 1,250,000 ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 1995 Plan Shares can consist, in whole or in part, of unauthorized and unissued shares or treasury shares. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1995 and 1998 to Dutch employees and officers vested in full on the date of grant. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices, which were equal to the market price of the Company's ordinary shares on the date of grant.

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total of ordinary shares ("2001 Plan Shares") that may be issued under the Incentive Plan 2001, shall not exceed 1.5% per year of the total ordinary shares outstanding, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price ordinary shares on the date of grant.

In the years 2000, 2001 and 2002, the Company granted stock options to all of its employees. The options granted vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. For all options granted in 2001 and 2002, except options granted under the Incentive Plan 2001, upon employee exercise, the Company is required to sell the employee's exercised shares at market value on the exercise date and pay the cash proceeds to the related employee, less the total employee cost to exercise the related options. These options are reported as variable stock options. All other options granted by the Company are reported as fixed stock options.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the fixed stock options granted. Additionally, no compensation cost was recognized for the variable stock options granted in 2001 and 2002 due to the Company's ordinary share market value.

FINANCING OF STOCK OPTION PLANS

Option plans that were issued in 1999 and 2000 were constructed with a virtual financing arrangement whereby Besi financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to Besi on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Following is a summary of changes in Besi options:

                                                 2000                               2001                                2002
                                                        Weighted                            Weighted                        Weighted
                                                         average                             average                         average
                                                        exercise                            exercise                        exercise
                                        Number of          price          Number of            price          Number of        price
                                          options           Euro            options             Euro            options         Euro
                                        ---------       --------          ---------         --------          ---------     --------
Fixed option plans

Outstanding, beginning of year            310,019           9.40            597,186            13.18            821,896        11.90
Options granted                           436,147          14.52            253,066             9.51            223,337         9.32
Options expired                          (131,980)          9.50                 --               --            (51,692)       11.28
Options forfeited                         (17,000)          7.03            (28,356)           11.90            (64,446)       10.90
                                         --------          -----            -------            -----            -------        -----
Outstanding, end of year                  597,186          13.18            821,896            12.10            929,095        11.56
                                         ========          =====            =======            =====            =======        =====

Exercisable, end of year                  155,172          11.54            181,284            12.12            190,798        11.74
                                         ========          =====            =======            =====            =======        =====

Variable option plans

Outstanding, beginning of year                 --             --                 --               --             67,983         9.55
Options granted                                --             --             73,786             9.55             67,627         8.94
Options forfeited                              --             --             (5,803)            9.55            (12,900)        9.44
                                         --------          -----            -------            -----            -------        -----
Outstanding, end of year                       --             --             67,983             9.55            122,710         9.23
                                         ========          =====            =======            =====            =======        =====

Exercisable, end of year                       --             --                 --                                  --

Stock options outstanding and exercisable at December 31, 2002:

                                                        Options outstanding                            Options exercisable
                                              -------------------------------------------            ------------------------
                                                              Weighted
                                                               average           Weighted                            Weighted
                                                             remaining            average                             average
                                                           contractual           exercise                            exercise
                                            Number of             life           price in          Number of         price in
Range of exercise price                       Options           (years)              EURO            Options             EURO
-----------------------                       -------      ------------          --------            -------         --------
Fixed option plans

(euro)  6.35                                   37,200             2.33               6.35             37,200             6.35
(euro)  7.70 - (euro)  9.80                   505,250             4.22               9.42                 --               --
(euro) 10.05 - (euro) 11.28                   110,598             2.22              10.18             53,598            10.05
(euro) 14.65 - (euro) 17.90                   276,047             3.43              16.72            100,000            14.65

Variable option plans

(euro) 7.70 - (euro) 9.80                     122,710             4.33               9.23                 --               --

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

                                                   2000            2001           2002
                                                   ----            ----           ----
Expected life (years)                               5.6             5.8            5.7
Expected stock price volatility                    52.8%           54.1%          55.2%
Risk-free rate                                      5.2%            5.0%           4.9%

The per share weighted average fair value of options granted during 2000, 2001 and 2002 was (euro) 8.10, (euro) 5.40 and (euro) 5.30, respectively.

16    SHARE CAPITAL

As of December 31, 2001 and December 31, 2002, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of (euro) 0.91 per share, and 55,000,000 preference shares, nominal value (euro) 0.91 per share. At December 31, 2001 and December 31, 2002, 31,794,675 and 30,898,228 ordinary shares, respectively were outstanding. No preference shares were outstanding at December 31, 2001 and December 31, 2002.

On September 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of its ordinary shares from time to time to partially fund its stock-based employee benefit and incentive plans. As of December 31, 2002, the Company had repurchased 896,447 ordinary shares at an average price of
(euro) 5.45 per share under this repurchase program.

17    FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the U.S. dollar and dollar-linked currencies, since approximately 37% of the Company's sales are denominated in US dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in U.S. dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2001 and 2002, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualify as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was (euro) 79 and (euro) 658 at December 31, 2001 and 2002, respectively. The Company believes that the risk of significant loss from credit risk is remote because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts:

                                                                           December 31,
                                                                 ----------------------
                                                                  2001             2002
                                                                  EURO             EURO
                                                                 -----            -----
To sell U.S. dollars for euro                                    6,884            8,898
To buy euro for Japanese yen                                       336               --

At December 31, 2001 and 2002, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to (euro) 10 and (euro) 685, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of the Company's on-balance-sheet financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a negative value of (euro) 4 at December 31, 2001 and a positive value of (euro) 658 at December 31, 2002, respectively.

Foreign currency losses amounted to (euro) 94, (euro) 69 and (euro) 294 for the years ended December 31, 2000, 2001 and 2002, respectively, and are reported as part of selling, general and administrative expenses.

18    COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under operating leases. As of December 31, 2002, the required minimum lease commitments are as follows:

                                                                        EURO
                                                                       ------
2003                                                                    1,826
2004                                                                    1,188
2005                                                                      761
2006                                                                      711
2007                                                                      676
2008 and thereafter                                                     4,959
                                                                       ------
Total                                                                  10,121
                                                                       ======

Committed rental expense was (euro) 1.8 million, (euro) 1.6 million and (euro)
9.1 million as of December 31, 2000, 2001 and 2002, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment and hiring of specific external technical staff totaling (euro) 1.9 million as of December 31, 2002. Furthermore, the Company had contractual purchase obligations relating to the construction of manufacturing facilities and purchase of machinery and tools of (euro) 7.5 million at December 31, 2002.

Lease and rental expenses amounted to (euro) 1.1 million, (euro) 1.7 million and
(euro) 1.8 million for the years ended December 31, 2000, 2001 and 2002, respectively

19    RESEARCH AND DEVELOPMENT CREDITS

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of automated molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2002. The remaining amount (including interest) contingently repayable was (euro) 4,632 and (euro) 4,547 at December 31, 2001 and 2002, respectively. The amounts reflected in accrued liabilities at December 31, 2001 and 2002, with respect to sales of automated molding systems, were (euro) 868 and (euro) 425 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2002. The remaining amount (including interest) contingently repayable was (euro) 1,309 and (euro) 1,295 at December 31, 2001 and 2002, respectively. The amounts reflected in accrued liabilities at December 31, 2001 and 2002, with respect to sales of automated trim and form systems were (euro) 213 and (euro) 103, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to (euro) 485 in 2000, (euro) 290 in 2001 and (euro) 409 in 2002.

20    SEGMENT, GEOGRAPHIC AND CUSTOMERS' INFORMATION

The Company designs, develops, manufactures, markets and services (i) molding systems, trim and form and integration systems ("packaging equipment") through its Fico subsidiary, (ii) selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, (iii) flip chip die attach and die sorting systems through its subsidiaries RDA and Laurier ("die handling equipment") for the semiconductor industry's "back-end" assembly operations. On January 4, 2002, the Company acquired Laurier Inc., a die sort equipment business. In the third quarter of 2002, the Company consolidated its Die Attach Equipment business and Die Sort Equipment business into a single Die Handling Systems business and has reclassified financial data for the Die Attach Equipment business and Die Sort Equipment business for prior periods. The Company provided leadframes and connector plating services to customers through PBE, a joint venture in which it owned a 30% equity interest. It sold its equity interest on November 15, 2001. The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's Consolidated Financial Statements. The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest.

The following table summarizes selected financial data of the Company's packaging equipment, plating and singulation equipment, die handling equipment and the leadframes businesses:

                                                            Plating and            Die
                                               Packaging    singulation       handling        Lead-       Corporate/
                                               equipment      equipment      equipment       frames     elimination        Total
                                                    EURO           EURO           EURO         EURO            EURO         EURO
                                               ---------    -----------      ---------       ------     -----------        -----
Year ended December 31, 2000:
Net sales                                        131,428         64,417          2,127           --              --      197,972
Depreciation and amortization                      4,391          2,800            389           --              11        7,591
Interest income (expense), net                    (1,974)           542              5           --           4,241        2,814
Income (loss) before taxes                        14,225         14,551        (11,676)          --           2,647       19,747
Earnings of affiliated companies                      --             --             --        5,031              --        5,031
Capital expenditures                               5,302            987              6           --              16        6,311
Long-lived assets                                 29,693         21,039         13,596       38,540              27      102,895
Long-term liabilities, non-group                   9,721            978             --           --              --       10,699
Total assets                                     102,418         68,167         20,777       38,540          95,845      325,747

Year ended December 31, 2001:
Net sales                                        102,435         40,653          6,942           --              --      150,030
Depreciation and amortization                      4,390          2,800          1,141           --              12        8,343
Restructuring charges                              8,252             54             --           --              --        8,306
Interest income (expense), net                    (1,798)           468             13           --           5,557        4,240
Income (loss) before taxes                        (4,817)         1,143         (1,176)          --           4,704         (146)
Loss of affiliated companies                          --             --             --      (16,314)             --      (16,314)
Capital expenditures                               2,655            682             56           --              --        3,393
Long-lived assets                                 28,129         18,912         13,139           --              16       60,196
Long-term liabilities, non-group                   8,720            320             --           --              --        9,040
Total assets                                     110,777         55,170         20,153           --          85,786      271,886

Year ended December 31, 2002:
Net sales                                         50,981         24,665          7,582           --              --       83,228
Depreciation and amortization                      4,066          2,110            539           --              11        6,726
Restructuring charges                                 --             --            786           --              --          786
Goodwill impairment                                   --             --          3,302           --              --        3,302
Interest income (expense), net                    (1,977)           495           (725)          --           5,602        3,395
Income (loss) before taxes                        (5,511)        (2,228)        (9,715)          --           2,844      (14,610)
Minority interest                                      3             --             --           --              --            3
Capital expenditures                               4,224            539            115           --              25        4,903
Long-lived assets                                 27,402         11,891         15,505           --              31       54,829
Long term liabilities, non-group                   7,812             --             --           --              --        7,812
Total assets                                     104,317         59,791         18,910           --          61,980      244,998

Income (loss) before taxes of the Company's die attach equipment segment includes a write-off of acquired IPRD for the year ended December 31, 2000 of
(euro) 11.5 million.

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers.

                                     The          United            Asia      Intangible
                             Netherlands          States         Pacific          assets      Elimination            Total
                                    EURO            EURO            EURO            EURO             EURO             EURO
                             -----------          ------         -------      ----------      -----------            -----
Year ended
December 31, 2000
Net sales                        176,381           5,695          24,640              --           (8,744)         197,972
Net income (loss)                 23,344          (6,301)          4,973          (3,519)             (30)          18,467
Long-lived assets                 64,006             119           3,819          34,951               --          102,895
Total assets                     448,315          39,846          27,544          34,951         (224,909)         325,747

Year ended
December 31, 2001
Net sales                        133,211           9,334          14,246              --           (6,761)         150,030
Net income (loss)                (12,144)           (691)           (243)         (3,803)             (97)         (16,978)
Long-lived assets                 24,787             139           3,540          31,730               --           60,196
Total assets                     420,726          42,011          30,615          31,730         (253,196)         271,886

Year ended
December 31, 2002
Net sales                         79,620           9,203           8,435              --          (14,030)          83,228
Net income (loss)                    332         (11,698)           (136)         (4,922)            (587)         (17,011)
Long-lived assets                 19,846             302           2,955          31,726               --           54,829
Total assets                     422,139          41,404          14,048          31,726         (264,319)         244,998

Net income (loss) of the Company's United States segment includes a write-off of acquired IPRD for the year ended December 31, 2000 of (euro) 7.6 million.

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies.

                                                             Year ended December 31,
                                                  ----------------------------------
                                                     2000          2001         2002
                                                     EURO          EURO         EURO
                                                  -------       -------       ------
Europe and Rest of World                           64,384        47,766       28,307
United States                                      22,905        33,323       10,107
Malaysia                                           43,694        27,319       16,638
Philippines                                        13,634         6,574        4,013
Taiwan                                             13,548         3,923        7,392
Other Asia Pacific                                 39,807        31,125       16,771
                                                  -------       -------       ------
Total net sales                                   197,972       150,030       83,228
                                                  =======       =======       ======

The following table represents export sales by the Company's Netherlands operations to unaffiliated customers that exceeded 10% of total net sales in each year:

                                  Other       United                    Philip-           Rest
                                 Europe       States      Malaysia        pines       of World          Total
                                   EURO         EURO          EURO         EURO           EURO           EURO
                                 ------       ------      --------      -------       --------          -----
Year ended

December 31, 2000                60,457           --        32,636           --          60,514       153,607
December 31, 2001                45,344       20,431        23,100           --          34,910       123,785
December 31, 2002                25,863           --        14,390           --          27,477        67,730

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

                                                             Year ended December 31,
                                              --------------------------------------
                                                2000             2001           2002
                                                EURO             EURO           EURO
                                              ------           ------         ------
Customer:
A                                             23,911           25,890         19,627
B                                             36,911           16,102         12,161

21    REMUNERATION OF MANAGEMENT BOARD AND SUPERVISORY BOARD

Aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was (euro) 2,120 in 2000, (euro) 1,977 in 2001 and (euro) 1,719 in 2002. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were
(euro) 215 in 2000, (euro) 187 in 2001 and (euro) 220 in 2002.

The remuneration of the individual executive members of the Management Board for the year ended December 31, 2002 was as follows:

(In euros)                                         Salaries          Bonus           Pension
---------                                          --------          -----           -------
R.W. Blickman                                      294,961             --            54,326
J. W. Rischke (1)                                  137,948             --            32,367

(1) Executive member of the Management Board until October 23, 2002; remuneration relates to the period until October 23, 2002

The remuneration of the individual members of the Supervisory Board members for the year ended December 31, 2002 was as follows:

(In euros)                                                          Remuneration
----------                                                          ------------
W. D. Maris                                                             15,882
E. B. Polak                                                             11,042
D. Sinninghe Damste                                                     11,042

T. de Waard                                                             11,042

In 2002, part of the remuneration to the Supervisory Board members has been replaced by the acceptance of granting of options by three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration did not change compared to the remuneration approved by the General Meeting of Shareholders.

Details of options held by the Board of Management in the ordinary shares of BE Semiconductor Industries N.V. were as follows.

                                                                                                   Exercise
                        Jan.1,        Granted in     Exercised       Expired          Dec. 31,        price           Expiration
                          2002              2002       in 2002       in 2002             2002          EURO                 date
                        ------        ----------     ---------       -------          --------     --------           ----------
R.W. Blickman           20,042                --            --        20,042               --            --                   --
                        20,042                --            --            --           20,042         10.05            29-4-2003
                         8,500                --            --            --            8,500          6.35            29-4-2005
                        20,000                --            --            --           20,000         17.90            17-4-2006
                       142,000                --            --            --          142,000          9.80            5-12-2006
                        40,000                --            --            --           40,000          9.55             2-5-2007
                             --           36,000            --            --           36,000          8.94            30-4-2008

As of January 1, 2002, J.W. Rischke held 76,942 options in the ordinary shares of BE Semiconductor Industries N.V., 23,000 options were granted during 2002 with an exercise price of (euro) 8.94, 10,221 options expired during 2002 and no options were exercised during 2002. J.W. Rischke resigned as executive member of the Management Board as of October 23, 2002.

Loans outstanding relating to the stock options to the executive member of the Management Board amounted to (euro) 286,795 as of December 31, 2002 (details financing see Note 15 Employee Benefits).

Details of options held by the Supervisory Board in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

                                                                                                   Exercise
                        Jan.1,        Granted in     Exercised       Expired          Dec. 31,        price           Expiration
                          2002              2002       in 2002       in 2002             2002          EURO                 date
                        ------        ----------     ---------       -------          --------     --------           ----------
E. B. Polak                 --             1,322            --            --             1,322          8.94           30-4-2008
D. Sinninghe Damste         --             1,322            --            --             1,322          8.94           30-4-2008
T. de Waard                 --             1,322            --            --             1,322          8.94           30-4-2008

22    SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Personnel expenses for all employees were as follows:

                                                                         Year ended December 31,
                                                           -------------------------------------
                                                             2000          2001             2002
                                                             EURO          EURO             EURO
                                                           ------        ------           ------
Wages and salaries                                         32,060        31,456           27,824
Social security expenses                                    4,342         3,226            3,407
Pension and retirement expenses                             2,257         2,739            2,352
Total personnel expenses                                   38,659        37,421           33,583

The average number of employees during 2000, 2001 and 2002 was 778, 819 and 673, respectively.

The total number of personnel employed per sector was:

                                                                    December 31,
                                                  ------------------------------
                                                  2000         2001         2002
                                                  ----         ----         ----
Sales and Marketing                                159          133          120
Manufacturing and Assembly                         522          475          371
Research and Development                            70           66           78
General and Administrative                          83           72           73
                                                   ---          ---          ---
Total number of personnel                          834          746          642
                                                   ===          ===          ===

As of December 31, 2000, 2001 and 2002 a total of 590, 545 and 460 persons, respectively, were employed in the Netherlands.

23    INTEREST INCOME

The components of interest income, net are as follows:

                                                        Year ended December 31,
                                         --------------------------------------
                                           2000            2001            2002
                                           EURO            EURO            EURO
                                          -----           -----           -----
Interest income                           4,412           5,053           4,166
Interest expense                         (1,598)           (813)           (771)
                                         ------           -----           -----
Interest income, net                      2,814           4,240           3,395
                                         ======           =====           =====

24    INCOME TAXES

The components of income (loss) before income taxes and equity in earnings
(loss) of affiliated companies and minority interest are as follows:

                                                         Year ended December 31,
                                        ----------------------------------------
                                          2000           2001              2002
                                          EURO           EURO              EURO
                                        ------          -----            ------
Domestic                                23,360          1,796            (2,867)
Foreign                                 (3,613)        (1,942)          (11,743)
                                        ------         ------           -------
Total                                   19,747           (146)          (14,610)
                                        ======         ======           =======

the Netherlands domestic statutory tax rate is 35% for the years ended December 31, 2000 and 2001 and 34.5% for the year ended December 31, 2002. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the expense (benefit) that would be expected based on the application of the domestic tax rate to income (loss) before taxes and equity in earnings of affiliated companies and minority interest, is as follows:

                                                         Year ended December 31,
                                                      -------------------------
                                                       2000     2001       2002
                                                       EURO     EURO       EURO
                                                      -----     ----     ------
"Expected" income taxes (benefit) based on
   domestic rate                                      6,911      (51)    (5,040)
Non deductible expenses                                 442      214        126
Goodwill impairment                                      --       --      1,255
Foreign tax rate differential                          (720)    (127)      (249)
Tax exempt income                                      (172)     (17)      (904)
Increase (decrease) in valuation allowance             (113)     492      7,214
Other                                                   (37)       7          2
                                                      -----     ----      -----
Income taxes shown in Statements of
  Operations                                          6,311      518      2,404
                                                      =====     ====      =====

The sale of the Company's 30% interest in PBE on November 15, 2001, was a non-taxable event and as a result no tax benefit relating to the loss incurred on the sale has been recorded. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of (euro) 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carryforwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these U.S. operating loss carryforwards, its income tax provision will reflect mainly domestic taxation. The increase in valuation allowance at December 31, 2002 as compared to December 31, 2001 represents an adjustment of the beginning of the year valuation allowance to an amount of (euro) 4.2 million due to a change in circumstances that caused a change in the judgement about the realizability of the related deferred tax asset in future years.

The Company's provision for income taxes (benefit) consisted of the following:

                                                        Year ended December 31,
                                                   ----------------------------
                                                     2000       2001       2002
                                                     EURO       EURO       EURO
                                                   ------     ------     ------
Current:
- domestic                                          9,290      1,599       (151)
- foreign                                           2,200        460        152
Deferred:
- domestic                                           (756)      (756)    (1,181)
- foreign                                          (4,423)      (785)     3,584
                                                   ------     ------     ------
                                                    6,311        518      2,404
                                                   ======     ======     ======

25    EARNINGS PER SHARE

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute income (loss) per share:

                                                             2000           2001           2002
                                                       ----------     ----------     ----------
Shares outstanding at beginning of the year            26,394,425     31,794,675     31,794,675
Weighted average shares issued during the year          3,847,541             --             --
Weighted average shares converted from priority
  shares to ordinary shares                                   185             --             --
Weighted average repurchased shares                            --             --       (332,193)
                                                       ----------     ----------     ----------
Average shares outstanding - basic                     30,242,151     31,794,675     31,462,482

Dilutive shares contingently issuable upon the
  exercise of stock options                               330,708             --             --
Shares assumed to have been repurchased for
  treasury with assumed proceeds from the exercise
  of stock options                                       (221,397)            --             --
                                                       ----------     ----------     ----------
Average shares outstanding - assuming dilution         30,351,462     31,794,675     31,462,482
                                                       ==========     ==========     ==========

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the year ended December 31, 2000, 137,586 options to purchase ordinary shares with an average price of (euro) 16.54 were excluded from the calculation of dilutive earnings per share. For the years ended December 31, 2001 and 2002, all options to purchase ordinary shares were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

26    SUPPLEMENTAL CASH FLOW INFORMATION

On September 1, 2000, the Company acquired RDA. The following is a summary of the net cash paid for acquisition:

                                                                   USD
                                                                 ------
Fair value of assets                                             25,139
Liabilities                                                      (2,038)
Deferred purchase price and acquisition cost                       (646)
                                                                 ------
Cash paid                                                        22,455
Less: cash acquired                                                (158)
                                                                 ------
Net cash paid for acquisition                                    22,297
                                                                 ======

On January 4, 2002, the Company acquired Laurier. The following is a summary of the net cash paid for acquisition:

                                                                  USD
                                                               ------
Fair value of assets                                           12,632
Liabilities                                                    (3,268)
Deferred purchase price and acquisition cost                     (452)
                                                               ------
Cash paid                                                       8,912
Less: cash acquired                                                (1)
                                                               ------
Net cash paid for acquisition                                   8,911
                                                               ======