Form 20-F/A
period 2002-12-31
BE SEMICONDUCTOR INDUSTRIES NV
filed 2004-02-26
CIK 1003196

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                 AMENDMENT NO. 1

                                       TO
                                    FORM 20-F

[ ]               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
[ ]                   TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM      TO
                                                  ----    ----
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

                                      None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

            TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
            -------------------        -----------------------------------------
            Ordinary Shares            Nasdaq National Market

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

                                      None

   The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002: 30,898,228 Ordinary Shares, nominal value E0.91 per share (of which amount, 5,000,425 are traded on the Nasdaq National Market in the form of New York Shares and 25,897,803 are traded on the Amsterdam Stock Exchange in the form of Bearer Shares).

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes [X]      No [ ]

   Indicate by check mark which financial statement item the Registrant has elected to follow.

                        Item 17 [ ]      Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

   This Amendment No. 1 to Form 20-F is being filed for the purposes of filing the Independent Auditors' Report of BDO Accountants and accompanying financial statements for the year ended December 31, 2000 and for the period January 1, 2001 to November 15, 2001 of Possehl BESI Electronics N.V. ("PBE"), a joint venture in which BE Semiconductor Industries N.V. ("BESI") held a 30% equity interest. BESI sold its equity interest in PBE on November 15, 2001.

   In connection with this amendment, the registrant is including the certifications required by 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, as exhibits 13.3, and 13.4 and the certifications required by Rule 13a-14(a)/15(d) and 14(a) of the Securities Exchange Act of 1934, as amended, as exhibits 12.3 and 12.4. The Exhibit Index is included in this Amendment No. 1 to Form 20-F to reflect such certifications.

                                    PART III

ITEM 18:    FINANCIAL STATEMENTS

   The following financial statements, together with the report of our independent auditors are filed as part of the Amendment No. 1 to Form 20-F:

POSSEHL ELECTRONICS N.V
Independent Auditors' Report                                                 F-1
Consolidated Balance Sheets as of December 31, 2000 and 2001                 F-2
Consolidated Statements of Operations for the years ended
   December 31, 1999, 2000 and 2001                                          F-3
Consolidated Statements of Cash Flows for the years ended
   December 31, 1999, 2000 and 201                                           F-4
Consolidated Statements of Shareholders' Equity for the years
   Ended December 31, 1999, 2000 and 2001                                    F-6
Notes to the Consolidated Financial Statements                               F-7

ITEM 19:    EXHIBITS

EXHIBIT     DESCRIPTION OF EXHIBIT
NUMBER
8.1         List of Subsidiaries of BE Semiconductor Industries N.V. (previously filed as Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference)

12.1        Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer
            (previously filed in the Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference)

12.2        Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer
            (previously filed in the Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference)

12.3        Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer

12.4        Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer

13.1        Certification of Chief Executive Officer pursuant to 18 U.S.C.
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed as Exhibit 10.1.1 to
            Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference)

13.2        Certification of Chief Financial Officer pursuant to 18 U.S.C.
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed as Exhibit 10.a.2 to
            Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference)

13.3        Section 1350 Certification of Chief Executive Officer

13.4        Section 1350 Certification of Chief Financial Officer

                                   SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on Form 20-F on its behalf.

                               BE SEMICONDUCTOR INDUSTRIES NV


                               By:  /s/ Richard W. Blickman
                                    --------------------------------------------
                                    Name:  Richard W. Blickman
                                    Title: President and Chief Executive Officer

   Date:  February 24, 2004

                                                ITEM 18:  FINANCIAL STATEMENTS


Independent Auditors' Report

To the Shareholders and the Board of Management of Possehl Electronics N.V.

We have audited the accompanying consolidated balance sheet of Possehl Electronics N.V. and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statement of operations, cash flows, shareholders' equity and accumulated other comprehensive income, for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of Possehl Electronics N.V. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Possehl Electronics N.V. and subsidiaries at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for depreciation on stamping tools in 2001.

BDO Accountants
`s-Hertogenbosch, The Netherlands
February 6, 2002

Consolidated Balance Sheets
(Amounts in thousands)

                                                        Year ended December 31,
                                                     2000         2001         2001
                                                     EUR          EUR          USD
                                                     ---          ---          ---
ASSETS

Cash and cash equivalents                            3,736        3,276        2,916
Accounts receivable, net                            44,626       29,216       26,005
Inventories                                         38,678       29,897       26,611
Other current assets                                 7,426       31,450       27,994
Deferred tax assets                                  3,170        4,906        4,367

                                                   -------      -------      -------
Total current assets                                97,636       98,745       87,893

Property, plant and equipment                      108,058       92,527       82,358
Other non-current assets                               217          215          191
Deferred tax assets, net                             1,672        2,355        2,096

                                                   -------      -------      -------
Total assets                                       207,583      193,842      172,538
                                                   =======      =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                              19,034       57,353       51,050
Current portion of long-term debt                   10,001        5,063        4,507
Advances from shareholders                             951           37           33
Accounts payable                                    18,517       13,190       11,740
Accrued liabilities                                 17,866       16,932       15,071
Deferred tax liabilities                             1,092        1,260        1,121

                                                   -------      -------      -------
Total current liabilities                           67,461       93,835       83,522

Long-term debt                                      25,021        1,034          920
Subordinated loan from shareholders                 12,313       37,738       33,591
Other long-term liabilities                          2,973        1,361        1,211
Deferred tax liabilities                             3,448        1,154        1,027

                                                   -------      -------      -------
Total non-current liabilities                       43,755       41,287       36,749

Minority interest                                    3,749        4,404        3,920

Ordinary shares                                     29,327       29,728       26,461
Capital in excess of par value                       9,785        9,325        8,300
Retained earnings                                   49,586        8,084        7,196
Accumulated other comprehensive income (loss)        3,920        7,179        6,390

                                                   -------      -------      -------
Total shareholders' equity                          92,618       54,316       48,347

                                                   -------      -------      -------
Total liabilities and shareholders' equity         207,583      193,842      172,538
                                                   =======      =======      =======

   The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(Amounts in thousands)

                                                                  Year ended December 31,
                                                   -----------------------------------------------------
                                                     1999           2000           2001           2001
                                                     EUR            EUR            EUR            USD
                                                     ---            ---            ---            ---
Net sales                                           193,055        253,112        178,997        159,325
Cost of sales (1)                                   145,543        187,037        167,539        149,126

                                                   --------       --------       --------       --------
Gross profit                                         47,512         66,075         11,458         10,199

Selling, general and administrative expenses         26,995         35,991         30,609         27,245
Research and development expenses                     2,032          2,007          1,597          1,421
Restructuring charges                                    --             --         15,493         13,791
Foreign currency (gains) losses                      (1,400)        (1,273)          (478)          (425)

                                                   --------       --------       --------       --------
Total operating expenses                             27,627         36,725         47,221         42,032

Operating income                                     19,885         29,350        (35,763)       (31,833)
Interest expense, net                                 3,295          4,486          4,777          4,252

                                                   --------       --------       --------       --------
Income before taxes, investment income from
  affiliated companies, minority interest and
  cumulative effect of change of accounting
  principle                                          16,590         24,864        (40,540)       (36,085)

Income taxes                                          2,766          3,890         (3,593)        (3,198)

                                                   --------       --------       --------       --------
Income before investment income from
  affiliated companies, minority interest and
  cumulative effect of change of accounting
  principle                                          13,824         20,974        (36,947)       (32,887)

Investment income from affiliated companies              25          1,983             --             --

Minority interest                                    (3,214)        (1,857)          (473)          (421)
Cumulative effect of change of accounting
principle(1)                                             --             --         (4,082)        (3,633)

                                                   --------       --------       --------       --------
Net income                                           10,635         21,100        (41,502)       (36,941)
                                                   ========       ========       ========       ========

(1) In December 2001 the Company changed its depreciation method for stamping tools, as described in the notes to property, plant and equipment. The cumulative effect on previous years depreciation included in 2001 is EUR 4,082. The 1999 and 2000 net income on a pro forma basis would have been EUR 7,928 and EUR 19,725, respectively. For this we calculated the actual accumulated depreciation for 1999 and 2000 on a pro-rata basis. The 2001 effect in depreciation is EUR 1,697.

  The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows

(Amounts in thousands)

                                                                  Year ended December 31,
                                                     -------------------------------------------------
                                                       1999          2000          2001          2001
                                                       EUR           EUR           EUR           USD
                                                       ---           ---           ---           ---
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            10,635        21,100       (41,502)      (36,941)

Adjustments to reconcile net income to net cash
  flows from operating activities:
Minority interest                                      3,214         1,857           473           421
Gain on sale of affiliated companies                      --        (1,983)           --
Revaluation of warrant                                    --           (36)         (313)         (279)
Interest expense on original issue discount               45           365           425           378
Depreciation of property, plant and equipment         20,663        25,534        36,481        32,472
Restructuring impairment                                  --            --         9,364         8,335
Deferred income taxes (benefit)                          123           (62)       (4,545)       (4,046)
(Gain) loss on disposal of equipment                     257           499          (234)         (208)
Translation of debt in foreign currency               (1,412)       (1,141)       (1,351)       (1,203)

Effects of changes in assets and liabilities:
(Increase) decrease in accounts receivable           (10,641)       (5,010)       16,669        14,837
(Increase) decrease in inventories                    (4,667)       (8,759)       10,020         8,919
(Increase) decrease in other current assets             (808)       (1,568)          494           440
Increase (decrease) in accrued liabilities             5,786           (81)       (1,525)       (1,357)
Increase (decrease) in accounts payable                4,674           214        (5,855)       (5,212)

                                                     -------       -------       -------       -------
Net cash provided by operating activities             27,869        30,929        18,601        16,556

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                 (25,878)      (38,632)      (27,299)      (24,299)
Proceeds from sale of equipment                          413           346         1,442         1,284
Proceeds from sale of affiliated companies                --         9,090            --            --
Purchase of subsidiaries                                  --        (3,952)           --            --
Cash transferred as part of sale of affiliated
  Companies                                               --          (245)           --            --

                                                     -------       -------       -------       -------
Net cash used in investing activities                (25,465)      (33,393)      (25,857)      (23,015)
                                                     =======       =======       =======       =======




  The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
(Amounts in thousands)

Continued                                                              Year ended December 31,
                                                          -------------------------------------------------
                                                            1999          2000          2001          2001
                                                            EUR           EUR           EUR           USD
                                                            ---           ---           ---           ---
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of advances from shareholders                   (8,698)       (1,022)         (659)         (587)
Proceeds from subordinated loan from shareholders          13,613            --        25,000        22,253
Proceeds from long-term debt                                  409        23,506         5,927         5,276
Payments on deposit with shareholders                                                 (24,500)      (21,807)
Payments on long-term debt                                (12,746)       (3,180)       (6,003)       (5,343)
Payments on bank lines of credit                           (2,531)      (28,021)      (13,307)      (11,845)
Proceeds from bank lines of credit                          9,720        13,313        20,066        17,861
Dividend payments to minority shareholders                 (3,038)         (372)           --            --

                                                          -------       -------       -------       -------
Net cash (used in) provided by financing activities        (3,271)        4,224         6.524         5,808

Net increase (decrease) in cash and cash equivalents         (867)        1,760          (732)         (651)


Effect of changes in exchange rates on cash and
  cash equivalents                                            342            87           272           242
Cash and cash equivalents at beginning of the year          2,414         1,889         3,736         3,325

                                                          -------       -------       -------       -------
Cash and cash equivalents at end of the year                1,889         3,736         3,276         2,916
                                                          =======       =======       =======       =======

SUPPLEMENTAL DISCLOSURE:
Cash paid for interest                                      2,201         5,523         5,528         4,920
Cash paid for income taxes                                  1,376         4,072         2,902         2,583
                                                          =======       =======       =======       =======




  The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(Amounts in thousands except per share data)

                                    Number of           Share         Capital         Retained      Accumulated            Total
                                     Ordinary         capital       in excess         earnings            other           share-
                                       Shares          at par          of par                     comprehensive         holders'
                                  Outstanding           value           value                            income           equity
                                                          EUR             EUR              EUR              EUR              EUR
                                   ----------      ----------      ----------       ----------       ----------       ----------
Balance December 31, 1998          61,090,239          27,722          11,390           17,851           (9,807)          47,156

Net income                                 --              --              --           10,635               --           10,635
Exchange rate changes for
  the year                                 --              --              --               --            9,529            9,529
Issuance of shares related to
  the contribution of
  Possehl Electronic HK Ltd.        3,536,872           1,605          (1,605)              --               --               --

                                   ----------      ----------      ----------       ----------       ----------       ----------
Balance December 31, 1999          64,627,111          29,327           9,785           28,486             (278)          67,320

Net income                                 --              --              --           21,100               --           21,100
Exchange rate changes for
  the year                                 --              --              --               --            4,198            4,198

                                   ----------      ----------      ----------       ----------       ----------       ----------
Balance December 31, 2000          64,627,111          29,327           9,785           49,586            3,920           92,618

Net loss                                   --              --              --          (41,502)         (41,502)
Exchange rate changes for
  the year                                 --              --              --               --            3,259            3,259
Translation of share capital
  into EUR                                 --             401            (401)              --               --               --
Other                                      --              --             (59)              --               --              (59)

                                   ----------      ----------      ----------       ----------       ----------       ----------
Balance December 31, 2001          64,627,111          29,728           9,325            8,084            7,179           54,316
                                   ==========      ==========      ==========       ==========       ==========       ==========

Per December 31, 2001 the authorized capital is translated from NLG into EUR. The 200,000,000 ordinary shares of NLG 1.00 each are translated into EUR at a rate of EUR0.46 per share. A number of 64,627,111 shares are issued and outstanding.

Consolidated Statements of Comprehensive Income
(Amounts in thousands)

                                                         Year ended December 31,
                                             -----------------------------------------------
                                               1999         2000         2001          2001
                                               EUR          EUR          EUR           USD
                                               ---          ---          ---           ---
Net income                                    10,635       21,100      (41,502)      (36,941)
Other comprehensive income (loss):
Foreign currency translation adjustment        9,529        4,198        3,259         2,901

                                             -------      -------      -------       -------
Comprehensive income                          20,164       25,298      (38,243)      (34,040)
                                             =======      =======      =======       =======




  The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1     SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

GENERAL

On May 30, 1997, L. Possehl & Co. mbH ("Possehl"), BE Semiconductor Industries N.V. ("BESI") and Mr Ho Hung Tak ("Mr Ho") contributed all of their ownership interests relating to the production and plating of leadframes and connectors to Possehl BESI Electronics N.V. ("PBE N.V.") and its consolidated subsidiaries, (collectively, the "Company"). The ownership of the Company by Possehl, BESI and Mr Ho was 50.1%, 30.0% and 19.9%, respectively. The Board of Directors of the Company consisted of executive officers of each of the founding members of the Company, of which each one was entitled to cast one vote.

On November 15, 2001, BESI sold its 30% equity interest in PBE N.V. to Possehl. As a consequence, Possehl increased its interest in PBE N.V. from 50.1% to 80.1%. Mr. R.W. Blickman resigned from the Board of Directors as per November 15, 2001. Consequently, the Board of Directors of the Company consists of executive officers of each of the two shareholders of the Company, of which each one is entitled to cast one vote.

Subsequent to the sale of the 30% interest in PBE, BESI no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE.

At December 19, 2001 the name of the Company was changed to Possehl Electronics N.V. ("PE N.V. or the Company"). Furthermore it was agreed as per November 15, 2001 to adjust the names of the individual subsidiaries within six months after the transaction date. As per December 31, 2001 no formal name changes for subsidiaries occurred.

The management of the Company shall adopt resolutions by an absolute majority of the total number of votes to be cast, except for certain significant resolutions which must be adopted by unanimity. Furthermore, these significant resolutions require prior approval of the General Meeting of Shareholders.

As set forth in the Articles of Association and Shareholders Agreement of the Company, every share of the Company entitles the holder thereof to cast one vote in the General Meeting of Shareholders. Resolutions voted on at the General Meeting of Shareholders require a 75% majority of the votes cast for approval.

Significant resolutions which require prior approval of the shareholders at the General Meeting of Shareholders include:

-     Appointment of Management Board Members of the Company;

-     Appointment of persons with power to represent the Company;

-     Entering into credit agreements in excess of EUR 0.5 million;

-     Approval of annual operating and capital expenditure budgets;

-     Proposing a legal merger;

- Entering into or terminating a direct or indirect continuing cooperation with another company or legal person.

On June 30, 1999, Possehl, BESI and Mr. Ho contributed their ownership interest in Possehl Electronic Hong Kong Ltd. ("PEH") to the Company in return for a total of 3,536,872 newly issued shares in the Company. The ownership interest of PEH were substantially the same as the ownership interests of the Company.

PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. The accompanying consolidated financial statements are stated in euro ("EUR"). The accompanying consolidated financial statements are, solely for the convenience of the reader, translated into US dollars ("USD") using the Noon Buying Rate in effect on December 31, 2001 (EUR 1 = USD 0.8901). Such translations should not be construed as representations that the EUR amounts could be converted into US dollars at that or any other date. All EUR and US dollar amounts are expressed in thousands.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of its subsidiaries, including those of PEH. Prior to the contribution of PEH on June 30, 1999, PEH was fully controlled by the Company. From May 30, 1997 through June 30, 1999 the management of PEH was identical to that of the Company and the management of the Company exerted control over PEH. From the date of incorporation of the Company on May 30, 1997, the financial statements of PEH have been consolidated with PBE as if it were a wholly owned subsidiary; therefore, the contribution of PEH had no effect on the principles of consolidation.

March 31, 2000 the Company and Sumitomo Metal Mining Asia Pacific Pte. Ltd., Singapore (SMMAP) dissolved their common participations in the following companies:

-     Possehl Sumiko Electronics Singapore Pte. Ltd. (PBE share 62.5%)

-     Possehl Electronics Taiwan Ltd. (PBE share 75%)

-     Sumiko Electronics Taiwan Ltd. (PBE share 14.8%)

-     WSP Electro Materials Corporation (PBE share 6%)

PBE acquired the remaining shares in Possehl Sumiko Electronics
Singapore Pte. Ltd. and sold its shares in Possehl Electronics Taiwan Ltd., Sumiko Electronics Taiwan Ltd. and WSP Electro Materials
Corporation. After the dissolution it was decided to rename the fully acquired company into Possehl BESI Singapore Pte. Ltd.

As of December 31, 2001 the following subsidiaries and affiliated companies are included in the accompanying consolidated financial statements:

NAME                                                 COUNTRY                              PERCENTAGE
                                                                                        OF OWNERSHIP
----                                                 -------                            ------------
Possehl Electronic Nederland BV                      The Netherlands                            100%
Possehl BESI Electronics Hong Kong Ltd.              Hong Kong                                  100%
Possehl Hong Kong Precision Machinery Ltd.           Hong Kong                                  100%
Possehl BESI Laminates Ltd.                          Hong Kong                                  100%
Meco Metal Finishing Engineers (Mal) Sdn. Bhd        Malaysia                                   100%
Possehl BESI Electronics (Malaysia) Sdn. Bhd         Malaysia                                   100%
Meco USA, Inc.                                       United States of America                   100%
Meco Metal Finishing USA, Inc.                       United States of America                   100%
Meco Metal Finishing Illinois, LLC                   United States of America                   100%
Possehl Electronic GmbH                              Germany                                    100%
Nastrojarna Possehl Electronic s.r.o                 Czech Republic                              86%
Possehl Electronic Maroc S.A.R.L                     Morocco                                    100%
Possehl Electronic France S.A                        France                                     100%
Possehl BESI Electronics Singapore Pte. Ltd.         Singapore                                  100%
Possehl Precision Toolings (Shenzhen) Co., Ltd.      China P.R.C.                                80%
Shenzhen PBE SEG Electronics Co. Ltd.                China P.R.C.                                80%

The balance sheets of the Company's foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to shareholders' equity.

All significant intercompany profits, transactions and balances have been eliminated in consolidation.

DERIVATIVE FINANCIAL INSTRUMENTS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activity," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether or not designated in hedging relationships, are required to be recorded on the balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statements of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The impact of adopting SFAS 133 was not material.

The Company uses forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are generally consistent with the timing of the committed transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. The Company does not use derivative financial instruments for trading or speculative purposes.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate of the date of origin, or at a forward contract rate if hedged through a related forward exchange contract. Realized and unrealized exchange rate gains and losses are recorded in the statement of operations. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates unless a related or matching forward exchange contract or currency swap has been entered into, in which event the rate specified in the contract is used. Exchange rate differences on assets and liabilities denominated in a foreign currency that are not covered by hedging arrangements are recorded in the statement of operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives.

CATEGORY                                                    ASSIGNED USEFUL LIFE
--------                                                    --------------------
Land and buildings                                                 20 - 60 years
Leasehold improvements (1)                                          5 - 10 years
Machinery and equipment                                              2 - 5 years
Office furniture and equipment                                       3 - 5 years

(1) Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

In 2001 the Company revised its depreciation method for stamping tools to focus appropriate risk management. The new method implies depreciation on units sold with the condition that it should not be less than the straight-line method of depreciation of 4 years.

LEASES

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term and their useful lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

INVESTMENT IN AFFILIATED COMPANIES

Investments in unconsolidated affiliated companies, in which the Company does not have significant influence, are valued at cost or market value, if less. An estimated realizable value is used in case there is no readily identifiable market value.

INCOME TAXES

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized.

RECOGNITION OF REVENUES

The Company's practice is to recognize revenues from sales based on invoiced value of goods supplied to customers, less discounts and sales returns.

RESEARCH AND DEVELOPMENT

Costs relating to research and development are charged to operating income as incurred.

PENSION COMMITMENTS

Pension plans are funded with insurance companies based on defined contribution plans, except for the pension plan of the Company's German subsidiary. The payments of annual premiums are charged against earnings. This subsidiary has a defined pension benefit plan for a limited number of employees. The pension commitments have been calculated according to the actuarial method.

CONCENTRATION OF CREDIT RISK

A relatively small number of customers account for a significant percentage of the Company's net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have an adverse effect on the Company's business, financial condition and results of operations. The Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the general economy.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued Statement No. 141, "Business combinations", and Statement No. 142, "Goodwill and other intangible assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No.
142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of".

The Company adopted the provisions of Statement No. 141 as at July 1, 2001 and Statement No. 142 as at January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with SFAS No. 142 requirements. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to January 1, 2002.

Statement No. 141 requires, that a company evaluates its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and makes any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. The Company will reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, it is required to test the intangible asset for impairment in accordance with the provisions of Statement No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 will require to perform an assessment of whether there is an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this a company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the financial statements.

Finally, any unamortized negative goodwill and negative equity-method goodwill existing at the date Statement No. 142 is adopted, must be written off as the cumulative effect of a change in accounting principle.

As of December 31, 2001, the Company has unamortized goodwill in the amount of nil, unamortized indentifiable intangible assets in the amount of nil, and no unamortized negative goodwill, all of which will be subject to the transition provisions of Statements No. 141 and No. 142. Amortization expense related to goodwill was nil for the year ended December 31, 1999, 2000 and 2001, respectively.

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation is realized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is currently assessing SFAS No. 143 and the impact that adoption, in 2003, will have on the consolidated financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets to be Disposed of", and APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for 2002 and adoption will not have a material impact on our consolidated financial statements.

2    ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                             December 31,
                                                      -------------------------
                                                        2000              2001
                                                        EUR               EUR
                                                        ---               ---
Accounts receivable                                    45,701            32,214
Allowance for doubtful accounts                        (1,075)           (2,998)

                                                      -------           -------
Total accounts receivable, net                         44,626            29,216
                                                      =======           =======

3     INVENTORIES

Inventories consist of the following:

                                                              December 31,
                                                       ------------------------
                                                         2000             2001
                                                         EUR              EUR
                                                         ---              ---
Precious metals                                          2,710            2,547
Raw materials                                           10,330           17,520
Work in progress                                        17,721            6,377
Finished goods and goods for resale                     10,469           11,031
Allowance for obsolescence                              (2,552)          (7,578)

                                                       -------          -------
Total inventories                                       38,678           29,897
                                                       =======          =======

4     OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                              December 31,
                                                       -------------------------
                                                        2000               2001
                                                        EUR                EUR
                                                        ---                ---
VAT receivables                                         1,152                722
Income taxes                                              644              1,092
Tool loan receivables                                   1,985              1,949
Shipments to be billed                                    469                255
Shareholder deposit                                        --             24,500
Other deposits                                            675                420
Prepaid expenses                                        1,016              1,378
Other                                                   1,485              1,134

                                                       ------             ------
Total other receivables                                 7,426             31,450
                                                       ======             ======

EUR 24,5 million of the income from the second subordinated Possehl loan of EUR 25 million has been put on short-term deposit with the shareholder, as it has been agreed with the banks not to reduce the notes payables. The deposit can be re-claimed at any time and bears the same interest rate as the subordinated loan.

5     DEFERRED INCOME TAXES

The items giving rise to deferred tax assets were as follows:

                                         December 31,
                                     --------------------
                                      2000          2001
                                      EUR           EUR
                                     ------       -------
Deferred tax assets
- Operating loss carry forwards       3,793        13,032
- Tangible fixed assets                 563         1,233
- Inventories                           765           500
- Provisions                             99            46
- Restructuring                          --           250
- Other items                           381           799
- Valuation allowance                  (759)       (8,599)
                                     ------       -------
Total deferred tax assets, net        4,842         7,261
                                     ======       =======

Deferred tax assets
- current                             3,170         4,906
- non-current                         1,672         2,355
                                     ------       -------
Total                                 4,842         7,261
                                     ======       =======

The deferred tax asset for operating loss carry forwards is related to the French, Dutch, German, Hong Kong and Malaysian operations.

PBE N.V. consolidated its Dutch subsidiary for tax purposes effective January 1, 1998. Under applicable Dutch tax law, the Company's Dutch related net operating losses can be carried back for three years and carried forward without limitation in duration. The Company has determined that it is more likely than not that tax losses will not be realized through future fiscal earnings. A 100% valuation allowance has therefore been recorded.

Under applicable German tax law, the Company's German related net operating losses can be carried-forward without limitation in duration. The Company has determined that it is more likely than not that tax losses will not be realized through future fiscal earnings. A 100% valuation allowance has therefore been recorded.

Effective 1998, the Hong Kong Inland Revenue Ordinance has effected a new tax legislation. This legislation allows an immediate 100% tax deduction for capital expenditures made to acquire manufacturing plant, machinery or computers. As a result, the Hong Kong operation recorded a fiscal loss in 1998, which can be carried forward without limitation in duration. On the deferred tax portion, however, the tax benefit from the tax losses is partly offset by the deferred tax liabilities arising from the 100% write-off for tax purpose compared to company depreciation rates. As far as a deferred tax asset remains after netting, the Company has determined that it is more likely than not that tax losses will not be realized through future fiscal earnings. A 100% valuation allowance has therefore been recorded for net deferred tax assets.

The net change in valuation allowance was a (decrease) increase of EUR 772, (EUR
531) and EUR 4,507 for the years ended December 31, 1999, 2000 and 2001, respectively.

The items giving rise to deferred tax liabilities were as follows:


                                                      December 31,
                                                    ----------------
                                                    2000       2001
                                                    EUR        EUR
                                                    -----      -----
Deferred tax liabilities relating to temporary
  differences on:

Tangible fixed assets                               4,540      2,414
                                                    -----      -----
Total deferred tax liabilities                      4,540      2,414
                                                    =====      =====
Deferred tax liabilities
- current                                           1,092      1,260
- non-current                                       3,448      1,154
                                                    -----      -----
Total                                               4,540      2,414
                                                    =====      =====


6     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


                                                      December 31,
                                                -----------------------
                                                 2000           2001
                                                  EUR            EUR
                                                --------       --------
Land, buildings and leasehold improvements        28,145         36,119
Machinery and equipment                          175,966        209,947
Office furniture and equipment                    18,161         19,870
Fixed assets under construction                   21,544          1,090
                                                --------       --------
Property, plant and equipment                    243,816        267,026
Accumulated depreciation                        (135,758)      (174,499)
                                                --------       --------
Total property, plant and equipment, net         108,058         92,527
                                                ========       ========

Leasehold land in Hong Kong, China and Singapore, included in property, plant and equipment, is being depreciated over a period of 50 years in Hong Kong and China and 60 years in Singapore due to the fact that land use right will expire in these countries in 2047 and 2051, respectively.

The Company has obligations under various capital and operating leases, primarily for equipment. Assets under capital leases included in property, plant and equipment are as follows:


                                                 December 31,
                                               ---------------
                                               2000       2001
                                               EUR        EUR
                                               ----       ----
Machinery, equipment and office furniture       409        980
Accumulated depreciation                       (251)      (341)
                                               ----       ----
Total                                           158        639
                                               ====       ====

7     ADVANCES FROM SHAREHOLDERS

Advances from shareholders consist of the following:


                                                   December 31,
                                                   ------------
                                                   2000     2001
                                                   EUR      EUR
                                                   ---      ---
Loan Meco Equipment Engineers, Inc., interest
  rate fixed at 6.0%                               389      --
Other, non interest bearing                        562      37
                                                   ---      --
Total current account shareholders                 951      37
                                                   ===      ==

8     SHORT-TERM DEBT

Short-term debt consists of the following:

                                          December 31,
                                       ------------------
                                        2000        2001
                                        EUR         EUR
                                       ------      ------
Notes payable to banks                 19,034      57,353
Current portion of long-term debt      10,001       5,063
                                       ------      ------
Total short-term debt                  29,035      62,416
                                       ======      ======

At December 31, 2001, the credit facilities of PE N.V. amounted to EUR 52,183 consisting of:

-     EUR 9,076 from F. van Lanschot Bankiers N.V.;

-     EUR 6,806 from ING Bank N.V.;

-     EUR 6,806 from HSBC Trinkaus & Burkhardt KGaA;

-     EUR 6,806 from Dresdner Bank AG;

-     EUR 22,689 from Deutsche BanK AG.

These credit facilities are all multi-currency and are for overdraft, guarantee and revolving credit purposes. The credit facility agreements include covenants requiring the Company to maintain a certain solvency ratio and interest coverage ratio. The Company was in compliance with all applicable covenants at December 31, 2000. However, the Company is not meeting the interest coverage ratio as per December 31, 2001, for which a waiver is received until at least March 15, 2002. The credit facilities of Dresdner Bank and Deutsche Bank are frozen and the Company committed to the other banks to abandon further withdrawals under the facilities.

The Company's subsidiaries have local credit facilities aggregating EUR 17,480, for which the following security interests are applicable:

Malaysia

First mortgage on the leasehold land and building of Possehl BESI Electronics
(M) Sdn. Bhd. to secure MYR 30,000 (EUR 8,876). The first mortgage is granted through a priority security sharing agreement with the Bank of Commerce (Malaysia) Berhad and HSBC Bank (Malaysia) Berhad, amounting to MYR 18,000 (EUR 5,326) and MYR 12,000 (EUR 3,550), respectively.

Singapore

First mortgage on the Singapore subsidiary's leasehold building to secure S$ 3,000 (EUR 1,827).

China

First mortgage on the leasehold land and building of Shenzhen PBE SEG Electronics Co., Ltd., to secure CNY 25,000 (EUR 3,396).

9     LONG-TERM DEBT


                                                                 December 31,
                                                            ---------------------
                                                              2000         2001
                                                               EUR          EUR
                                                            --------      -------
A.   Commerzbank, Pobocka Praha, interest rates fixed
     at 6.5%  and 5.2%.                                        1,407        1,263
B.   Credit du Maroc, interest rate fixed at 7.5%                683          693
C.   Bank of Communication, interest rates fixed at
     5.94% and 6.534%                                          3,249        3.396
D.   Bank of Commerce, Berhad                                  4,727           --
E.   HSBC, Labuan                                              2,151           --
F.   HSBC Bank (Malaysia) Berhard                              2,548           --
G.   F. van Lanschot Bankiers N.V.                             6,806           --
H.   ING Bank N.V.                                             6,409           --
I.   HSBC Trinkaus & Burkhardt                                 6,800           --
J.   Dresdner Bank AG                                             --           --
     Other                                                       242          745
                                                            --------      -------
                                                              35,022        6,097
     Less: current portion of long term debt                 (10,001)      (5,063)
                                                            --------      -------
     Long term debt                                           25,021        1,034
                                                            ========      =======

A. The loans of the Commerzbank to Nastrojarna Possehl Electronic S.R.O. is secured by ways of a Letter of Comfort from the parent company. Repayment will take place partly by half year installments with a final maturity at June 28, 2002 and partly at once at July 29, 2002.

B. The loan of Credit du Maroc to Possehl Electronic Maroc S.A.R.L. is secured by a pledge of four stamping presses and a Letter of Comfort from the parent company. Monthly installments amount to EUR 25 with a final maturity at November, 2003.

C. The loans of the Bank of Communication to Shenzhen PBE SEG Electronics Co. Ltd. is secured by a mortgage on the first phase building and land use rights. Repayment will take place in 2002.

D/E/F.   These loans matured in 2001.

G/H/I/J. Medium term loans drawn under the bank facility of EUR 6,806 per bank, in total EUR 27,224, have been restated to notes payable to banks due to not meeting the interest coverage ratio, for which a waiver is received until at least March 15, 2002.

Aggregate required principal payments due on long-term debt are as follows:


                                                     Total
                                                       EUR
                                                     -----
2002                                                 5,063
2003                                                   711
2004 and thereafter                                    323
                                                     -----
Total                                                6,097
                                                     =====

10    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                           December 31,
                                        ------------------
                                         2000        2001
                                         EUR         EUR
                                        ------      ------
Accrual for sales returns                1,114         675
Income taxes                             2,699         352
Salaries and payroll related items       7,059       3,789
Accrued capital expenditures               247         738
Tool loan clearance                        308         507
Accrued interest                           793         209
Goods received                           1,171         609
Audit and legal fees                       378         217
Accrued commission                          91          57
Accrued pension benefit obligation          --       1,346
Restructuring severance and other           --       4.148
Other                                    4,006       4.285
                                        ------      ------
Total accrued liabilities               17,866      16,932
                                        ======      ======

The Company and most of its subsidiaries have defined contribution pension plans, which provide retirement benefits covering substantially all employees. The Company has no continuing obligations other than the annual contributions. Aggregate pension plan contributions were EUR 1,870 in 2000 and EUR 2,278 in 2001.

The Company's Malaysian and Singaporean subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of Malaysia and Singapore, respectively.

The Company's German subsidiary has a defined benefit pension plan covering a limited group of its employees. This pension plan provides benefits to all employees who joined the German subsidiary before December 31, 1984 and who were between 30 and 55 years old.

The benefits under this plan are based on years of service and final average compensation levels. The plan is not funded. Expenses under this plan were EUR 75, EUR 104 and EUR 99, consisting of service costs of EUR 23, EUR 47 and EUR 37, interest costs of EUR 52, EUR 57 and EUR 62 for the years ended December 31, 1999, 2000 and 2001, respectively. The aggregate accumulated benefit obligation, projected benefit obligation and fair value of plan assets at December 31, 2001 amounted to EUR 1,346, EUR 1,502 and EUR 0, respectively.

The accrued pension obligation was calculated using the following assumptions:

Discount rate                                            4.0%
Expected long-term return on assets                       --
Average residual active life                        14 years

The movement in the aggregated accumulated benefit obligation is as follows:

                                EUR
                               ------
Balance January 1, 2000         1,231
Service cost                       47
Interest cost                      57
Payments to employees             (36)
                               ------
Balance December 31, 2000       1,299
Service cost                       37
Interest cost                      62
Payments to employees             (52)
                               ------
Balance December 31, 2001       1,346
                               ======

11    SUBORDINATED LOAN FROM SHAREHOLDER

                December 31,
             ------------------
              2000        2001
              EUR         EUR
             ------      ------
Possehl      12,313      37,738

The first subordinated loan from Possehl was granted to the Company on July 20, 1999 and is subordinated to all senior liabilities of the Company. Possehl postponed full repayment of the first subordinated loan to the maturity date of the loan, being July 2004.

The interest rate is based on EURIBOR plus 2.00%. The effective interest rate at December 31, 2001 was 5.324%.

The Company has granted Possehl warrants exercisable in the event of:

-     a sale of more than 25% of the outstanding share capital;

-     a sale of more than 35% of the Company's business or assets; or

-     on any public offering.

Under the terms of the warrants, the Company will issue new shares to be acquired by the holder of the warrants, which will give the holder of the warrants a (combined) share of 5.0% of the ordinary share capital of the Company, for which a total purchase price of EUR 9.1 million will be paid, thus valuing the equity of the Company at EUR 181.5 million.

The holder of the warrants will have the right to sell all shares acquired through exercise of the warrants, along with any sale of shares by the shareholders of the Company and/or any public offering. The warrants will have a life of 10 years.

Upon repayment of the loan in full the Company may cancel the warrants in return for a cash payment of EUR 2.3 million. A public offering or sale of a substantial part of the Company's business within a year after such early cancellation of the warrants will prompt an additional payment to the holder of the warrant. This payment will be equal to 5% of the positive difference between the implied equity valuation upon a public offering of equity and the original EUR 181.5 million equity value minus EUR 2.3 million.

After five years the holder of the warrants will have the right to sell the warrants to the Company for a price of EUR 1.4 million.

The subordinated debt includes covenants requiring the Company to maintain certain financial ratios. The Company was not in compliance with all applicable covenants at December 31, 2001, however Possehl granted the Company a waiver until January 2003 for any contractual default of financial covenants.

On December 10, 2001 Possehl granted a second subordinated loan of EUR 25 million to the Company. This loan is subordinated in claim on assets to the other debts, and repayable only after other debts such as to Deutsche Bank AG, Dresdner Bank AG, HSBC Trinkaus & Burkhardt KGaA, ING Bank N.V. or F. van Lanschot Bankiers N.V. with a higher ranking claim have been repaid. Repayment will take place in one amount on December 31, 2004 latest.

The loan is subject to an interest charge of 2.5% in addition to 3-months EURIBOR. The effective interest rate at December 31, 2001 was 5.839%.

The movement in the balance sheet value of the first subordinated loan is as follows:

                                                       EUR
                                                     -------
Original draw down at November 9, 1999                13,613
Original issue discount ("OID") of the warrants       (1,710)
Interest expense                                         835
                                                     -------
Balance December 31, 2001                             12,738
                                                     =======

OID was calculated using the minimum value method with quarterly amortization. The interest rate of the subordinated loan at December 31, 2000 and 2001 was 7.254% and 5.324%, respectively. The effective interest rate used in the OID calculation was 9.41%.

The interest expense in 1999, 2000 and 2001 was EUR 45, EUR 365 and EUR 425, respectively.

12    OTHER LONG-TERM LIABILITIES

The other long-term liabilities consist of the following:


                                          December 31,
                                        ----------------
                                        2000       2001
                                         EUR        EUR
                                        -----      -----
Warrants                                1,674      1,361
Accrued pension benefit obligation      1,299         --
                                        -----      -----
Total other long-term liabilities       2,973      1,361
                                        =====      =====

Warrants

The OID of the warrants at November 9, 1999 calculated using the minimum value method amounts to EUR 1,710 and is classified in other long-term liabilities. The Company periodically revalues the warrants to fair market.

Pension plans

The accrued pension obligation has been restated to current liabilities, and more in specific to accrued liabilities. The German subsidiary will cease its operations in 2002. Therefore the benefit obligation has become a short-term obligation.

13    RESTRUCTURING

In the second quarter of 2001 the Board of Directors decided to restructure the Company in order to adjust the organization to changed market conditions. It was decided to stop the production of leadframes in Europe and Hong Kong, whereby 4 production facilities were planned to be sold or shut down by the end of 2001.

The necessary provisions for receivables, obsolete stock, impairment of fixed assets, termination benefits and estimated relocation costs were recorded per June 30, 2001 based on judgement of management.

After BESI sold its 30% equity interest in the Company to Possehl, the new Board of Directors revised its decision concerning the production facilities in France and The Netherlands. It has been decided not to close these production facilities.

The movement in the restructuring provision was:

                                                    Inventory      Deferred
                         Severance    Impairment    write-off         tax          Other        Total
                         ---------    ----------    ---------      --------        -----        -----

Balance
January 1, 2001               --            --            --            --            --            --
Provision                  7,242         3,776         1,496          (621)        1,857        13,750
Additions to
provision                  1,556         6,502            --            --           769         8,827
Used from provision       (1,955)       (9,364)       (1,496)           --          (276)      (13,091)
Release of
provision                 (3,456)         (914)           --           371        (1,589)       (5,588)
                         -------       -------       -------       -------       -------       -------

Balance
December 31, 2001          3,387            --            --          (250)          761         3,898
                         =======       =======       =======       =======       =======       =======

Restructuring
charges                    5,342         9,364            --          (250)        1,037        15,493
                         =======       =======       =======       =======       =======       =======

Cost of sales                 --            --         1,496            --            --         1,496
                         =======       =======       =======       =======       =======       =======

Severance

The provision for the reduction in workforce recorded by the Company as per June 30, 2001, includes severance and other benefits for 353 employees, of which 108 are related to the production facilities in France and The Netherlands. Additionally, in the second half of 2001 the Company recorded a provision for a further reduction of 63 employees at the German subsidiary. The number of employees actually terminated as part of the restructuring is 308, of which 252 will leave the Company early 2002 due to formal procedures.


14   FINANCIAL INSTRUMENTS

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the Singapore dollar, Hong Kong dollar, Malaysian ringgit and EUR against the US dollar, since approximately 60% of the Company's sales are denominated in US dollar.

The Company's policy has been to hedge only foreign currency exposures resulting from material contracts. PE has not hedged its currency exposure related to intercompany payables and external financing of subsidiaries.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the terms of the contract. The amount of such credit risk, measured as the fair value of the forward foreign currency exchange contract that is in a positive fair value position, was EUR 74 and EUR 21 at December 31, 2000 and 2001 respectively. The Company believes that the risk of significant loss from credit risk is remote because it deals with creditworthy financial institutions. The Company does not typically demand collateral from the counterparties. The cumulative fair value of the contract is not considered material to these financial statements.

The following is a summary of the Company's forward foreign currency exchange contracts:

                                                                  December 31,
                                                                 ----------------
                                                                 2000       2001
                                                                  EUR        EUR
                                                                 -----      -----
To sell US dollar for Euro                                          --      1,373
To sell US dollars for Japanese yen                                663         --
To sell US dollars for France francs                               968         --
To sell US dollars for Dutch guilders                              183         --

15   COMMITMENTS AND CONTINGENCIES

The Company rents buildings, land and leases certain equipment under operating leases. As of December 31, 2001, the required minimum lease commitments were as follows:

                                                                            EUR
                                                                           -----
2002                                                                       1,092
2003 to 2006                                                                 504
2007 and thereafter                                                        8,262
                                                                           -----
Total                                                                      9,858

An amount of EUR 8,577 for land rental related to the Singapore subsidiary is included.

Rental expense was EUR 2.0 million, EUR 2.8 million and EUR 3.1 million in 1999, 2000 and 2001, respectively.

As of December 31, 2001, the minimum commitments in respect of contracts placed for capital expenditures amounted to EUR 0.1 million.


16    RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

                                                      1999       2000       2001
                                                       EUR        EUR        EUR
                                                      ----       ----       ----
Sales to related companies                          32,268      1,368         --
Purchases from related companies                     1,506      4,509      2.502

17   INCOME TAXES

The components of income before income taxes and investment income from affiliated companies (including the cumulative effect of change of accounting principle recorded in 2001) are as follows:

                                               Year ended December 31,
                                               -----------------------
                                        1999           2000            2001
                                         EUR            EUR             EUR
                                      -------         -------         -------

Domestic                                 (997)         (5,215)         (2,446)
Foreign                                17,587          30,079         (42,176)
                                      -------         -------         -------

Total                                  16,590          24,864         (44,622)
                                      =======         =======         =======

The Netherlands domestic statutory tax rate is 35%. The reconciliation between the actual income taxes shown in the consolidated statements of operations and the expense that would be expected based on the application of the domestic tax rate to income before taxes, investment income from affiliated and minority interest is as follows:

                                                        Year ended December 31,
                                                        -----------------------
                                                       1999       2000      2001
                                                        EUR        EUR       EUR
                                                     ------     ------    ------
"Expected" income taxes based on domestic rate        5,807      8,702   (15,618)
Non deductible expenses                                 256        485       172
Foreign tax rate differential                        (1,262)    (2,137)    3,229
Tax exempt income                                    (2,517)    (2,810)    3,069
Increase in valuation allowance                         649        176     7,841
Other                                                  (167)      (526)   (2,286)
                                                     ------     ------    ------

Income taxes shown in statements of operations        2,766      3,890    (3,593)
                                                      =====      =====    ======


The Company's provision for income taxes consists of the following:

                                                       Year ended December 31,
                                                       -----------------------
                                                     1999      2000       2001
                                                      EUR       EUR        EUR
                                                     -----     -----     ------
Current:
- domestic                                            (228)     (533)        70
- foreign                                            2,871     4,485        883
Deferred:
- domestic                                              (2)     (468)       450
- foreign                                              125       406     (4,996)
                                                     -----     -----     ------

                                                     2,766     3,890     (3,593)
                                                     =====     =====     ======