Form 20-F
period 2003-12-31
BE SEMICONDUCTOR INDUSTRIES NV
filed 2004-05-14
CIK 1003196

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

                                       OR

[X]                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003: 30,794,660 Ordinary Shares, nominal value (euro) 0.91 per share (of which amount, 5,722,323 are traded on the NASDAQ National Market in the form of New York Shares and 25,072,337 are traded on the Amsterdam Stock Exchange in the form of Bearer Shares).

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

                           Item 17 [ ]   Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                 PART I

Item 1:   Identity of Directors, Senior Management and Advisers..........................        1
Item 2:   Offer Statistics and Expected Timetable........................................        1
Item 3:   Key Information................................................................        1
Item 4:   Information on the Company.....................................................        7
Item 5:   Operating and Financial Review and Prospects...................................        19
Item 6:   Directors, Senior Management and Employees.....................................        30
Item 7:   Major Shareholders and Related Party Transactions..............................        37
Item 8:   Financial Information..........................................................        37
Item 9:   The Offer and Listing..........................................................        37
Item 10:  Additional Information.........................................................        38
Item 11:  Quantitative and Qualitative Disclosure About Market Risk......................        47
Item 12:  Description of Securities other than Equity Securities.........................        47
Item 13:  Defaults, Dividend Arrearages and Delinquencies................................        47
Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds...        47
Item 15:  Controls and Procedures........................................................        47
Item 18:  Financial Statements...........................................................        48
Item 19:  Exhibits.......................................................................        48

    In this Annual Report on Form 20-F, references to "Besi" or the "Company" are to BE Semiconductor Industries N.V. and references to "we" or "us" are to BE Semiconductor Industries N.V., and, as the context requires, its wholly owned subsidiaries.

    Our consolidated financial statements are prepared in accordance with US GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999. In this Form 20-F, references to "euro" or "(euro)" are to euro, and references to "US dollars," "US$" or "$" are to United States dollars.

    For convenience purposes, our financial information for the most recently completed fiscal year has been presented in US dollars, converted at an exchange rate of $ 1.2597 = (euro) 1.00, the noon buying rate (rounded) on December 31, 2003, for cable transactions in foreign currencies as certified by the Federal reserve Bank of New York. The noon buying rate on April 30, 2004 was $ 1.1975 =
(euro) 1.00. These translations should not be construed as a representation that the euro amounts actually represent US dollar amounts or could be converted into US dollar amounts at the rate indicated or at any other rate.

    Our fiscal year ends on December 31 of each year. References to any specific financial year or to "FY" refer to the year ended December 31 of the calendar year specified.

                           FORWARD LOOKING STATEMENTS

    This Form 20-F contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by and information currently available to us. Without limiting the foregoing, when used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3:  KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

    The selected consolidated financial data set forth below for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our consolidated financial statements, which appear elsewhere in this Form 20-F, and which have been audited by KPMG Accountants N.V. The selected consolidated financial data set forth below for the years ended December 31, 1999 and 2000, and as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this Form 20-F. The data set forth below should be read in conjunction with Item 5. - "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

(Amounts in thousands except share and per share data)

                                                                              YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------------------------------
                                                      1999         2000        2001          2002           2003        2003
                                                      EURO         EURO        EURO          EURO           EURO       USD(1)
                                                  ------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS

Net sales                                            105,645      197,972     150,030         83,228         85,500      107,704
Cost of sales                                         71,041      121,171      96,253         55,849         63,345       79,795
                                                  ------------------------------------------------------------------------------
Gross profit                                          34,604       76,801      53,777         27,379         22,155       27,909

Selling, general and administrative expenses          26,490       33,841      30,563         26,235         25,436       32,042
Research and development expenses                      7,612       11,440      15,446         12,470         13,564       17,087
Write-off of in-process research and development           -       11,461           -              -              -            -
Restructuring charges (release)                       (1,067)           -       8,306            786              -            -
Impairment of intangibles                                  -            -           -          3,302            287          361
Amortization of intangible assets                      2,744        3,126       3,848          2,591          2,522        3,177
                                                  ------------------------------------------------------------------------------
Total operating expenses                              35,779       59,868      58,163         45,384         41,809       52,667

Operating income (loss)                               (1,175)      16,933      (4,386)       (18,005)       (19,654)     (24,758)
Interest income (expense), net                          (563)       2,814       4,240          3,395          2,815        3,546
Other income, net                                      1,180            -           -              -              -            -
                                                  ------------------------------------------------------------------------------

Income (loss) before taxes and equity in
 earnings (loss) of affiliated companies and
 minority interest                                      (558)      19,747        (146)       (14,610)       (16,839)     (21,212)
Income taxes (benefit)                                (1,098)       6,311         518          2,404         (3,292)      (4,147)
                                                  ------------------------------------------------------------------------------

Income (loss) before equity in earnings (loss)
 of affiliated companies and minority interest           540       13,436        (664)       (17,014)       (13,547)     (17,065)
Equity in earnings (loss) of affiliated
 companies and loss on sale of affiliated
 companies                                             1,891        5,031     (16,314)             -              -            -
Minority interest                                          -            -           -              3             50           63

                                                  ------------------------------------------------------------------------------
Net income (loss)                                      2,431       18,467     (16,978)       (17,011)       (13,497)     (17,002)
                                                  ==============================================================================

Basic                                                   0.09         0.61       (0.53)         (0.54)         (0.44)       (0.55)
Diluted                                                 0.09         0.61       (0.53)         (0.54)         (0.44)       (0.55)
Weighted average number of shares used
  to compute earnings (loss) per share
Basic                                             26,394,425   30,242,151  31,794,675     31,462,482     30,813,681   30,813,681
Diluted                                           26,415,048   30,351,462  31,794,675     31,462,482     30,813,681   30,813,681
                                                  ==============================================================================

OTHER OPERATING DATA:
Net sales per employee                                   130          254         183            124            123          155
Capital expenditures                                   1,213        6,311       3,393          4,903         11,889       14,977
Depreciation of property, plant and equipment          4,985        4,465       4,495          4,135          3,947        4,972
Net cash provided by (used in) operating
 activities                                            4,878       12,066      14,942         (4,224)         5,296        6,671
                                                  ==============================================================================

(1) Translated solely for convenience of the reader at the noon buying rate in effect on December 31, 2003 of(euro)1.00 = US$ 1.2597.

EXCHANGE RATE INFORMATION

    A significant portion of our net sales and expenses is denominated in currencies other than euro. We do not currently anticipate paying any dividends to shareholders. Any dividends that we may declare, however, would be in the currency determined by our directors at the time they are declared, and exchange rate fluctuations would affect the US dollar equivalent of any cash dividend received by holders of shares of New York registry.

    The average exchange rate information set forth below is computed using the noon buying rate for the euro on the last business day of each month during the period indicated.

AVERAGE EXCHANGE RATES OF US DOLLARS PER EURO

                                                               AVERAGE
                                                               --------
Financial year ended December 31, 1999....................     $ 1.0667
Financial year ended December 31, 2000....................     $ 0.9234
Financial year ended December 31, 2001....................     $ 0.8909
Financial year ended December 31, 2002....................     $ 0.9495
Financial year ended December 31, 2003....................     $ 1.1404

RECENT EXCHANGE RATES OF US DOLLARS PER EURO

    The table below shows the high and low exchange rates of US dollars per euro for each month from November 2003 to April 2004:

                                         HIGH           LOW
                                         ----           ---
November 2003......................     $1.1918       $1.1417
December 2003......................     $1.2597       $1.1956
January 2004.......................     $1.2853       $1.2395
February 2004......................     $1.2848       $1.2426
March 2004.........................     $1.2431       $1.2088
April 2004.........................     $1.2358       $1.1802

    The noon buying rate for the euro on April 30, 2004 was (euro) 1.00 = $ 1.1975.

RISK FACTORS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions have had and are expected to continue to have a direct result on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

-    the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-    the timing, size and nature of our transactions;

- the market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-    the changes in pricing policies by our competitors;

-    the changes in our operating expenses;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-    the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market prince of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to (euro) 39.8 million at December 31, 2003. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in a semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds (euro) 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-    customers' capital spending plans and budgetary constraints;

-    the timing of customers' budget cycles; and

-    customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2003, our three largest customers accounted for approximately 46% of our net sales, with the largest customer accounting for approximately 31% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

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

We believe that a decrease in the value of the Japanese yen or the US dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

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

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have facilities and personnel in the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-    general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- currency fluctuations, which could result in increased operating expenses and reduced revenues;

- greater difficulty in accounts receivable collection and longer collection periods;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES

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

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

The percentage of our consolidated net sales that is denominated in euro is approximately 72% whereas net sales represented by US dollars or dollar-linked currencies is approximately 28%. Approximately 81% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. In recent periods, the value of the dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in US dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

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

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

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

REPORTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS MAY DIFFER FROM REPORTING IN ACCORDANCE WITH US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam N.V., or Euronext Amsterdam, to publish their financial statements in accordance with International Financial Reporting Standards, or IFRS. While we intend to continue publishing financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with US GAAP, which could adversely affect the market price of our ordinary shares.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

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

In addition, in April 2000 we established the Stichting Continuiteit BE Semiconductor Industries, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The US Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A US holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-US holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based on a US Internal Revenue Service private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a US holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the US holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the US holder in the three preceding years or the US holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares of ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the US holder's holding period for the ordinary shares or ADSs. A US holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A US holder may be able to ameliorate the tax consequences somewhat by making a mark-to market election or QEF election, that is, an election to have us treated as a qualified electing fund for US federal income tax purposes. You should consult your tax advisor of the consequences of our classification as a PFIC.

ITEM 4:  INFORMATION ON THE COMPANY

INTRODUCTION

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor packaging, plating and die handling equipment for both leadframe and array connect applications. We design and manufacture technologically advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through four wholly owned divisions. We conduct our molding systems and trim and form integration systems business through our Fico subsidiary. We conduct our plating systems and singulation systems business through our Meco subsidiary. Our Besi Die Handling subsidiary, which we created by combining our former RD Automation and Laurier subsidiaries, operates our flip chip die attach systems and die sorting systems business. Recently, we began marketing and selling our Advanced Back-end Cluster equipment, or ABC, which are integrated solutions of assembly process equipment, incorporating products from our subsidiaries as well as from other manufacturers.

    Our customers are leading US, European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Conexant, IBM, Infineon, Intel, Lucent, Micron, Motorola, NSEB, ON Semiconductor, Philips and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to our attaining a leading position in each of our principal product lines.

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

    A more detailed description of the key stages in the semiconductor assembly process is set forth below:

         Die Separation -- a dicing saw cuts the wafer into individual chips or "die";

         Stamping, Etching, Plating and Materials Processing -- a metal leadframe is stamped or etched and plated with silver, gold or nickel palladium to act as a physical carrier and electrical connection for the individual die; in processes used to create array connect devices, a rigid or flexible multilayer substrate acts as a carrier for the individual die;

         Silver/Gold Spot Plating -- the lead tips and die pads are plated with silver or gold to facilitate bonding of the die to the leadframe or substrate;

         Bonding -- chips are bonded to the leadframe and specific locations on the chip and corresponding leads on the frame are connected with very fine gold or aluminum wire;

         Flip Chip Die Attach -- chips are attached directly to the substrate through contact with small gold or precious metal alloy balls effected by a reflow process;

         Molding -- the chips are encapsulated, generally in epoxy plastic, to protect them from external contamination;

         Deflashing -- the epoxy residue left over from the molding process is removed;

         Tin-lead plating -- the leads of the molded chips are plated with tin-lead to facilitate soldering to other components;

         Trim and Form -- the leads of the molded chips are cut and formed for later placement on a printed circuit board after packaging and final test;

         Ball Placement -- balls are placed onto substrates to form the connection between the chip's substrate and external electronic devices;

         Reflow -- tin balls are heated and cooled to connect them to the substrate;

         Singulation -- packaged array connect devices are sawed into individually packaged units using a high-speed cutting wheel; and

         Test Handling -- the packaged semiconductor is delivered to a tester by handling equipment.

    SEMICONDUCTOR PACKAGING DEVELOPMENTS

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

    A more recent innovation is flip chip technology. As chips have decreased in size, the pitch or distance between the gold wires that connect the chip to the substrate or leadframe has continued to shrink. Flip chip technology eliminates the need for wire bonding by placing the contact points of the chip in direct contact with the packaging substrate. This technology requires stringent control of the placement of the chip on the substrate.

    We believe that both these new technologies are attractive solutions for a number of the challenges faced by semiconductor manufacturers, and anticipate that they will continue to be adopted and will become a more significant part of the overall market in the future. This adoption will in turn require the introduction of new assembly processes, including new molding processes to encapsulate array connect chips and singulation systems in place of trim and form systems to cut and form array connect chips for installation on printed circuit boards.

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

    Selectively Pursue Acquisitions. We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis. Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope. In September 2001, we acquired our RDA subsidiary in order to expand our array connect product portfolio and in January 2003 we acquired our Laurier subsidiary allowing us to incorporate intelligent die sorting capabilities as part of our integration strategy. We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources. In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

PRODUCTS AND SERVICES

    We develop and produce semiconductor die handling, packaging and plating equipment for both leadframe and array connect applications.

    Our die handling equipment consists of :

    - die sorting systems which are used to inspect, select and sort dies, flip chips, wafer level scale packages and opto-electronic devices for further processing in assembly operations; and

    - high precision systems which place the contact points of the chip in direct contact with the packaged substrate.

    Our packaging equipment consists of:

    -    molding systems that encapsulate semiconductor devices in epoxy resin;

    - d trim and form systems used to cut and then form metallic leads of encapsulated semiconductor devices;

    -    singulation systems used to cut packaged array connect substrates; and

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

DIE HANDLING SYSTEMS

    Die Sorting Systems. Die sorting systems are used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Pick-and-place systems are also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices. Our current line of die sorting systems range in price from (euro) 150,000 to approximately (euro) 300,000.

    Flip Chip Die Attach Systems. Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and internet infrastructure. In the opto-electronics field, precision flip chip die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks. Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to 1 micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with an average placement accuracies of approximately 2 micrometers. Our current line of flip chip die attach systems range in price from (euro) 100,000 to more than
(euro) 500,000.

PACKAGING EQUIPMENT

    Molding Systems. Once chips have been bonded, using either wire bond technology or flip chip die attach technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of molding systems for leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins.

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

    To meet these requirements, we have developed and customized molding systems to meet customers' performance and flexibility requirements. Our molding systems use a multiplunger technology, which increases efficiency by means of multiple transfer plungers per mold. In addition, our systems use molds smaller than those currently available from other manufacturers, including those in Japan. We believe that these features improve process control, increase throughput and provide greater flexibility by a more rapid exchange of mold sets. All of the systems are modular, allowing integration with other process equipment, such as wire bonders, post cure ovens and trim and form equipment.

    Our molding systems feature an electromechanical drive and modular design range for one strip to sixteen strips capability. For the year ended December 31, 2003, sales of our chip scale ball grid array molding systems accounted for approximately 8% of our total molding systems sales.

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

    Our current line of molding systems range in price from (euro) 250,000 for a one strip machine designed to facilitate the development of new packages and manufacturing of low volume products to approximately (euro) 1,000,000 for a fully configured, high capacity, automated electromechanical system.

    As of December 31, 2003, we had sold approximately 900 molding systems and had supplied over 50% of the installed base of molding systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, IBM, Infineon Technologies and Micronas.

     Trim and Form Integration Systems. Trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Our trim and form integration systems are capable of integrating laser marking, vision inspection and functional testing. Trim and form integration, including testing, is the final step in the manufacture of a semiconductor using conventional leadframe technology. The procedure requires a high degree of precision, particularly with the increasing adoption of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

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

    Systems also can be configured to integrate capabilities such as product marking, vision inspection and related testing functions and to operate on an integrated basis with automated molding and post-cure systems. Our current line of trim and form systems ranges in price from (euro) 125,000 to (euro) 550,000 depending on the particular configuration selected.

    As of December 31, 2003, we had sold approximately 890 trim and form systems and had accounted for approximately 50% of the installed base of trim and form systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EDL, EEMS, Infineon Technologies, Micronas and Motorola.

    Singulation systems. Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form systems. We commercially introduced a fully automated singulation system in July 1999. As of December 31, 2003, we had installed approximately 45 systems in the field.

PLATING EQUIPMENT

    Plating systems. As part of the back-end manufacturing assembly process, the leadframes that carry semiconductor chips must first be plated with electro-conductive materials, such as silver or gold. Once encapsulated, the chips must again be plated with tin-lead to facilitate soldering with other components. As semiconductor devices become increasingly complex, semiconductor manufacturers require plating systems that provide both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

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

    Tin-Lead Plating (Post-Molding). On the basis of 2003 net sales, we believe that we have the leading position in the automated tin-lead plating equipment market. We expect that our growth in this market will be driven by semiconductor manufacturing capacity additions as well as the replacement of existing semiautomatic systems. Our most important current plating product is our deflash and plating magazine-to-magazine cut-strip plating system. This system, which accounts for approximately 50% of our plating system sales, is used by leading semiconductor manufacturers to deflash and plate leadframes after encapsulation. The system automatically removes plastic bleed or flash left over from the molding process before plating and then plates semiconductor devices with a tin-lead alloy. We intend to:

    - maintain our position as a market leader in automated tin-lead plating equipment and process technology;

    - increase our sales and market share by replacing semi-automated systems with our fully automated systems; and

    - continue to introduce systems offering enhanced productivity and yields and lower cost of ownership.

    Other Plating Offerings. We also produce reel-to-reel systems for tin-lead plating of discrete devices, silver spot plating and selective connector plating.

    As of December 31, 2003, we had sold over 300 plating systems and had supplied over 50% of the installed base of automated tin-lead plating systems at several manufacturers, including Agere, Amkor, Chippac, Hynix, Infineon Technologies, Micron Technology, NSEB, Philips, Samsung, SPIL and Texas Instruments.

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

    Our current line of plating systems ranges in price from (euro) 400,000 to more than (euro) 1,500,000, depending on the specific configuration.

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

TECHNOLOGY

    We believe that important trends in the semiconductor industry, including rapidly changing technologies for semiconductor fabrication, shorter product cycles and the proliferation of new packages and devices, will further increase the significance of technology in the back-end manufacturing process. In cases where such protection is required, we believe that our technology is adequately protected by patents. We design, develop and manufacture die sorting, flip chip , molding, trim and form, singulation and plating systems drawing on advanced technological features, including the following:

    DIE SORTING SYSTEMS

    Our die sorting systems are used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices as small as
0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. In addition, we offer pick-and-place systems which are also capable of handling 300 millimeter diameter wafers.

    DIE ATTACH SYSTEMS

    Our die attach systems offer solutions for process development and volume production applications, including models catering to 1 micrometer accuracy bonding. In addition, we offer semi-automatic systems capable of bonding from 10 grams to 125 kilograms of force, with an average placement accuracy of approximately 2 micrometers.

    MOLDING SYSTEMS

    Multi-Plunger Technology. Our molding systems use our multi-plunger technology, in which each mold contains multiple transfer plungers with patented tips. This design, when combined with our small mold sizes, affords both accuracy and flexibility to provide faster and more efficient production. Additionally, for chip scale ball grid array substrates, our molds can accommodate variations in board thickness, allowing our systems to meet precise specifications. We also have developed specialized configurations to improve the flow of mold compound in the production of ultra thin packages.

    Modular Press. Our patented electromechanical molding systems incorporate a modular designed, rigid electromechanical press construction, resulting in greater process control. In addition, the systems' electromechanical drive eliminates the risk of contamination associated with the use of hydraulic fluids, facilitating their use in clean room environments.

    TRIM AND FORM SYSTEMS

    Modular Press. Our trim and form systems have a patented modular press section with an electromechanical drive for both press stroke and leadframe transport, making it capable of integration with other back-end systems. Each system has a specially guided press permitting greater stability and significantly higher speed and precision when compared with conventional hydraulic systems. In addition, their electromechanical motion control facilitates the use of the systems in clean room environments.

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

    DIE HANDLING SYSTEMS

    Die Attach Equipment.

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

CUSTOMERS

    Our customers consist primarily of leading US, European and Asian semiconductor manufacturers and subcontractors. Our close relationships with our customers provide us with valuable knowledge about evolving semiconductor devices and packages as well as the opportunity to develop back-end systems in conjunction with our customers. Our principal customers are set forth below.


            PACKAGING EQUIPMENT                        PLATING EQUIPMENT                     DIE HANDLING SYSTEMS
------------------------------------------   -------------------------------------   -----------------------------------
Amkor                Infineon Technologies   Agere               Micron Technology   Agere             MCNC

                                             ASE                                     Amkor

Atlantic             Micron                  Amkor               Molex               Blaze             MemLink
Technology           Technology                                                      Technologies

AVX                  Micronas                Berg Electronics    NSEB                CMD               Micron
Conexant             Motorola                Compel              OSE Semiconductor   Corning           Nortel

Cyprus               NSEB                    EEMS                Philips             Dataplay          Night Vision Labs
Semiconductor

Delphi               Philips                 FCI                 Samsung             JDS Uniphase      Raytheon
Automotive
Systems

EDL                  ON                      Hitachi             SPIL                Intel             Samsung
                     Semiconductor                                                                     Electronics

EEMS                 STMicroelectronics      Hynix               Texas                                 Technicon
                                                                 Instruments
Hynix                                        Infineon            Thomas &
                                             Technologies        Betts

IBM                                          Lingsen

    For the year ended December 31, 2003, Infineon Technologies accounted for more than 10% of our net sales. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our systems tend to vary from year to year depending upon specific capital investment schedules, technological developments and business prospects.

    In general, we have maintained close, long-term relationships with our customers. The use of our systems has become an integral part of some of our customers' decision-making process for future equipment selection, while the quality of services rendered by the plating division has provided customers with flexibility in making evaluations regarding capacity needs in future business planning. We believe that our focus on large, technically sophisticated semiconductor manufacturers and our emphasis on close relationships with a number of such semiconductor manufacturers worldwide is an important competitive advantage.

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

    Our service and support activities include warranty services, technical support, training, provision of spare parts, molds and tooling capability. We maintain 22 overseas service offices. Our manufacturing facilities in the Netherlands, Malaysia and the United States also play an important role in marketing and sales. Each facility is responsible for the production and technical support of the equipment that it manufactures as well as for customer service in conjunction with field service personnel.

    The following table sets forth the number of our employees, by geographical region, engaged in sales and marketing and after sales and customer support as of December 31, 2003:

                                                AFTER SALES
                                                    AND
                                SALES AND        CUSTOMER
                                MARKETING         SUPPORT
                                ---------       ------------
Europe...................           36              23
Asia Pacific.............           10              26
United States............           10               9
                                ------          ------
         Total...........           56              58
                                ======          ======

    We typically experience a lengthy sales cycle for our products due to the significant amount of capital investment involved and careful coordination required to satisfy customers' design specifications. Equipment production takes between four and nine months after agreement upon specifications, with generally at least an additional month for testing and acceptance.

GEOGRAPHIC MARKETS

    We believe that we are the leading supplier of trim and form, molding and plating systems to non-Japanese semiconductor manufacturers for their operations in Europe, the United States and the Asia Pacific region, including Korea. The following table sets forth our net sales by geographic regions for each of the last three years and the percentage of our total net sales represented by each region.

                                             2001                      2002                 2003
                                      ------------------      --------------------   --------------------
                                                                      (IN MILLIONS)
Asia Pacific..................       (euro)  68.9    46%      (euro) 44.8      54%   (euro) 55.3      65%
Europe and Rest of World......               47.8    32              28.3      34           26.7      31
North America.................               33.3    22              10.1      12            3.5       4
                                     ------------   ---       -----------     ---    -----------     ---
        Total.................       (euro) 150.0   100%      (euro) 83.2     100%   (euro) 85.5     100%
                                     ============   ===       ===========     ===    ===========     ===

Net sales in 2003 in the United States declined significantly as compared to 2002 and 2001, primarily due to the completion of an investment program of a major US semiconductor manufacturer in 2002.

BACKLOG

    At December 31, 2003, we had a backlog of approximately (euro) 39.8 million compared to (euro) 42.5 million at December 31, 2002. The decrease in backlog was primarily due to a relatively high backlog for trim and form integration systems at January 1, 2003 that decreased as a result of increased shipments of these systems in 2003. The decrease in trim and form integration systems' backlog was partly offset by an increased backlog for singulation systems and die handling systems. We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

MANUFACTURING AND SUPPLIERS

    Our Besi plating division, singulation division and Besi die handling division subcontract virtually all components and subsystems incorporated into its products. Its manufacturing operations consist exclusively of final assembly and test. Our Besi molding division continues to manufacture molds and tools which it considers critical to its performance. It subcontracts all other manufactured parts, components and subsystems. However, an increasing amount of the manufacturing requirements of our Besi molding division and Besi trim and form division is being subcontracted to third-party vendors. In all cases we maintain overall responsibility for the design, assembly, test, production and incorporation of proprietary features in their equipment. Although we have not experienced any significant difficulty in our relationships with subcontractors, our ability to expand our capacity and rate of growth will rely on our ability to obtain increased production from our existing subcontractors or identify additional qualified subcontractors.

    On occasion, we have experienced delays or unexpected costs in connection with the introduction of new products. These problems can result in unanticipated delays in product introduction, delays in product shipment, declines in orders and increased costs of goods sold and warranty costs, and can adversely impact our relationship with our customers.

    We believe that emphasis upon quality equipment and service is essential to our competitive position, and therefore maintain at each facility a dedicated quality management organization. We train all of our employees in basic quality skills and conduct customer quality audits of procedures and personnel. All of our trim and form and molding systems operations have qualified for compliance with ISO 9000 standards.

RESEARCH AND DEVELOPMENT

    The semiconductor equipment industry is subject to rapid technological change and new product developments and enhancements. We have periodically introduced new generations of molding, trim and form and plating systems, and believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

    Towards that end, we are currently actively engaged in developing enhancements to our established systems, introducing our singulation systems for the array connect market and developing automated ball placement systems for that market as well as other hardware and software to support full automation and integration of the back-end process.

    Our research and development spending is customer-driven and focuses on identifying and responding quickly to evolving customer and market requirements. Overall research and development activities for molding systems and trim and form systems are undertaken at our Herwen and Duiven facilities, and automated plating, singulation and ball placement systems at our Drunen facility. All of these facilities are located in the Netherlands. Our research and development activities for our die handling systems are conducted in Londonderry, New Hampshire, USA. In addition, each of our production facilities has an engineering group whose main responsibility is application engineering, including customization of specific customer requirements and investigation of new manufacturing processes and materials.

    We historically have devoted a significant portion of our financial resources to research and development programs and expect to continue to do so in the future. For the three years ended December 31, 2001, 2002 and 2003, aggregate research and development expense was (euro) 15.4 million, (euro) 12.5 million and (euro) 13.6 million, respectively. The increase in research and development spending in 2003 as compared to 2002 reflects our continued investment in research and development, mainly for the development of new trim and form systems, our new AMS-i molding system, as well as spending for singulation systems.

    At December 31, 2003, we employed a total of 50 engineers engaged in research and development projects for molding and trim and form systems. We also employed approximately 28 engineers at Meco engaged in research and development of plating systems and singulation systems, and approximately 11 engineers at Besi Die Handling engaged in research and development for die handling systems.

COMPETITION

    We are one of the world's leading independent suppliers of semiconductor assembly equipment. The market for assembly systems is highly competitive. In each of the markets we serve, we face competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than we do.

    We believe we compete favorably with respect to the following factors:

    -    product performance;

    -    ease of use of our products;

    -    product reliability;

    -    product pricing;

    -    breadth of product portfolio;

    -    historical customer relationships; and

    -    customer service and support.

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

ORGANIZATIONAL STRUCTURE

    We are the ultimate parent of our group, which as of December 31, 2003 included each of the subsidiaries set forth below. Unless otherwise indicated, each subsidiary is wholly owned, directly or indirectly, and is included in our consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. Each of the subsidiaries operates in its country of incorporation.

                                                                LOCATION AND                        PERCENTAGE
               NAME                                        COUNTRY OF INCORPORATION                OF OWNERSHIP
               ----                                    ----------------------------------          ------------
BE Semiconductor Industries USA, Inc.                  Londonderry, New Hampshire, USA                 100%
Fico B.V.                                              Duiven, the Netherlands                         100%
Fico Molding Systems B.V.                              Duiven, the Netherlands                         100%
Fico Trim & Form Integration Systems B.V.              Duiven, the Netherlands                         100%
Fico Tooling B.V.                                      Duiven, the Netherlands                         100%
Fico Tooling Leshan Company Ltd.                       Leshan, China                                    87%
Fico Asia SDN. BHD.                                    Shah Alam, Malaysia                             100%
Fico America Inc.                                      Chandler, Arizona, USA                          100%
ASM Fico (F.E.) SDN. BHD.                              Shah Alam, Malaysia                            99.9% (1)
Besi Korea Ltd.                                        Seoul, Korea                                    100%
Fico Hong Kong Ltd.                                    Hong Kong, China                                100%
Nihon Fico Ltd.                                        Tokyo, Japan                                    100%
Fico Sales & Service Pte. Ltd.                         Singapore                                       100%
Meco International B.V.                                Drunen, the Netherlands                         100%
Meco Equipment Engineers B.V.                          Drunen, the Netherlands                         100%
Besi Japan Co. Ltd.                                    Tokyo, Japan                                    100%
Meco Equipment Engineers Inc.                          Rock Hill, South Carolina, USA                  100%
Meco Equipment Engineers (Far East) Pte Ltd.           Singapore                                       100%
Besi Die Handling Inc.                                 Londonderry, New Hampshire, USA                 100%

1) We have a 100% beneficial ownership.

PROPERTY, PLANTS AND EQUIPMENT

    Our molding systems and molds are manufactured in facilities owned by us aggregating approximately 96,000 square feet located in Duiven and Brunssum, the Netherlands. We lease, under a capital lease, an approximately 95,000 square foot manufacturing facility for trim and form systems in Duiven, the Netherlands and own an approximately 24,000 square foot manufacturing facility for trim and form systems in Shah Alam, Malaysia. In Leshan, China, we own a facility of approximately 30,000 square feet which we use as a facility for tooling manufacturing. Our automated plating and singulation systems are manufactured at facilities leased by us aggregating approximately 95,000 square feet in Drunen, the Netherlands. We also lease approximately 22,264 square feet of facilities for our die sorting systems in Londonderry, New Hampshire, USA.

    On June 28, 2002, we sold the land and buildings of our Meco subsidiary in Drunen, the Netherlands in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of the real estate sold by us amounted to (euro) 5.4 million. Our gain on this transaction of
(euro) 1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total (euro)
0.6 million per annum.

    Our rental obligations for our facilities and machinery in each of the previous three years were (euro) 1.6 million, (euro) 9.1 million, and (euro) 7.7 million, respectively.

    The following table summarizes information with respect to the principal facilities that we leased or owned as of December 31, 2003.

        PLANT LOCATION                     PRINCIPAL ACTIVITIES          AREA (SQ. FEET)
        --------------                     --------------------          ---------------
Herwen, the Netherlands..........      Idle                                   Idle
Brunssum, the Netherlands........      Manufacturing                           16,000
Duiven, the Netherlands..........      Manufacturing                          175,000
Shah Alam, Malaysia..............      Manufacturing                           24,000
Drunen, the Netherlands..........      Manufacturing; Executive Offices        95,000
Londonderry, New Hampshire,
United States....................      Manufacturing                           22,264
Leshan, China....................      Manufacturing                           30,000

    On February 6, 2004, we sold the land and buildings we owned in Duiven, the Netherlands in a conditional sale and lease back transaction for (euro) 14.9 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. Gross rental expenses will amount to (euro) 1.3 million per annum. We granted the buyer a (euro) 3.0 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the transaction. The loan bears 8.75% interest.

CAPITAL EXPENDITURES

    Our capital expenditures were (euro) 3.4 million in 2001, (euro) 4.9 million in 2002 and (euro) 11.9 in 2003.

    The expenditures in 2003 were incurred primarily for the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and the establishment of our first manufacturing facility in China for the production of tools.

    We expect capital expenditures in 2004 to decrease to approximately (euro)
5.0 million due to the completion of these projects in 2003. Part of the 2004 capital expenditures will be utilized to further expand our production capacity in China.

LEGAL PROCEEDINGS AND GOVERNMENTAL REGULATIONS

    We are not currently, nor have we in the last 12 months been, involved in any litigation or arbitration proceedings that have or, in the last 12 months, have had, a significant effect on our financial position or results of operations. We are not aware of any threatened or potential legal proceedings that could have a significant effect on our financial position or results of operations.

    Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs. We historically have handled small amounts of hazardous materials as part of our manufacturing activities. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

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

    OVERVIEW

    We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations. We operate our molding systems and trim and form integration systems business through our Fico subsidiary and our selective and tin lead plating systems and singulation systems business through our Meco subsidiary. We operate our flip chip die attach and die sorting systems business through our Besi Die Handling subsidiary, which we created by consolidating our RDA and Laurier subsidiaries.

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

    Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003.

    Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

    Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of (euro) 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

    On November 15, 2001, we sold our 30% equity interest in Possehl BESI Electronics N.V., or PBE, to another shareholder L. Possehl & Co., mbH, or Possehl, for (euro) 18.1 million cash. We determined that our ongoing involvement in PBE was not strategic to our long-term ambition to be the leading provider of integrated assembly solutions to the semiconductor industry. In addition, we determined that our interests would be better served by redeploying the cash from the transaction to help fund attractive opportunities in what we believe are higher growth markets in our core equipment business, such as chip scale ball grid array and other assembly technologies, either through internal means or through acquisition. In connection with the transaction, we recorded a loss of (euro) 4.8 million in the fourth quarter of 2001, which is included in "equity in loss of affiliated companies and loss on sale of affiliated companies" in our Consolidated Statements of Operations. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE, which reduced the loss on sale by (euro) 5.3 million.

    On January 4, 2002, we acquired Laurier, Inc. , a privately held company located in Londonderry, New Hampshire, USA, for US$ 8.9 million in cash. Laurier manufactures die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. Laurier's results of operations are included in our consolidated results of operations from the date of acquisition.

    EVALUATION OF CRITICAL ACCOUNTING POLICIES

    Our discussion and analysis of our financial condition and results of operations are based upon our condensed Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgements are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

    REVENUE RECOGNITION

    Our revenue recognition policy conforms to Emerging Issues Task Force ("EITF") 00-21 and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and 104. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

    INVENTORIES

    We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

    Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market prices at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

    LONG-LIVED ASSETS

    Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying amount of the related asset, then an impairment charge is recognized. The measurement of the impairment charge is based upon the amount that the carrying value of the asset exceeds its fair value. Fair value is generally determined on the basis of estimated future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

    GOODWILL AND INTANGIBLE ASSETS

    Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years) was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets".

    We adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

    In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, was impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test had to be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, had to be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of the adoption of SFAS No. 142. We were not required to perform the second step for any of our identified reporting units during our January 1, 2002 goodwill transitional impairment test.

    The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco and Besi Die Handling, and 16 years for Fico as determined by an independent valuation at the date of acquisition.

    Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

    We do not have any identifiable assets with indefinite lives.

    CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

    We are not involved in any speculative trading activities.

    Our only related party transactions were with our former PBE joint venture, of which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table:

                       January 1 to
                       November 15,
(Euro in thousands)        2001
-------------------    ------------
Sales................     3,486
Purchases............       270
                          =====

    Management believes that these transactions were conducted at arms length basis on terms and conditions equivalent to those that could have been obtained from third parties.

    The following table discloses our contractual obligations and commercial commitments.

                                                               Payments due by period
                                          Less than          1-3         4-5         After 5
(Euro in thousands)                        1 year           years        years        years         Total
-------------------                       ---------------------------------------------------------------
Long-term debt..........................      645           1,061            -           -           1,706
            Capital lease obligations
  including imputed interest............      579           1,158        1,158       6,320           9,215

Operating lease.........................    1,171           1,728        1,483       4,234           8,616

Unconditional purchase obligations......    5,771               -            -           -           5,771
                                            --------------------------------------------------------------
    Total contractual obligations and
  commercial commitments................    8,166           3,947        2,641      10,554          25,308
                                            ==============================================================

    Unconditional purchase obligations relate to buildings, equipment, materials and specific external technical staff.

    OFF-BALANCE SHEET ARRANGEMENTS

    We do not have any off-balance sheet arrangements, as that term is defined in Item 5.E.2 of Form 20-F.

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

    FOREIGN CURRENCY EXCHANGE RATE RISK

    As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for 2003 constitute 13% of our net sales. As currency exchange rates change, translation of the statements of operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks, because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than
(euro) 1.0 million.

    Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 72% of total net sales in the year ended December 31, 2003, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 28%. Approximately 81% of our costs and expenses were denominated in the euro and the remaining 19% in various currencies, principally the US dollar and US-dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

    INTEREST RATE RISK

    Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

RESULTS OF OPERATIONS

SUMMARY FINANCIAL AND OTHER OPERATING DATA

                                                                                 Year Ended December 31,
                                                                   2001           2002           2003           2003
(Amounts in thousands except share and per share data)             EURO           EURO           EURO          USD(1)
------------------------------------------------------         -------------------------------------------------------
Net sales .................................................       150,030         83,228         85,500        107,704
Cost of sales .............................................        96,253         55,849         63,345         79,795
                                                               -------------------------------------------------------

Gross profit ..............................................        53,777         27,379         22,155         27,909

Selling, general and administrative expenses ..............        30,563         26,235         25,436         32,042
Research and development expenses .........................        15,446         12,470         13,564         17,087
Restructuring charges .....................................         8,306            786              -              -
Impairment of intangibles .................................             -          3,302            287            361
Amortization of intangible assets .........................         3,848          2,591          2,522          3,177

                                                               -------------------------------------------------------
Total operating expenses ..................................        58,163         45,384         41,809         52,667

Operating loss ............................................        (4,386)       (18,005)       (19,654)       (24,758)
Interest income, net ......................................         4,240          3,395          2,815          3,546

                                                               -------------------------------------------------------
Loss before taxes and equity in loss of affiliated
  companies and minority interest .........................          (146)       (14,610)       (16,839)       (21,212)
Income taxes (benefit) ....................................           518          2,404         (3,292)        (4,147)

                                                               -------------------------------------------------------
Loss before equity in loss of affiliated companies
  and minority interest ...................................          (664)       (17,014)       (13,547)       (17,065)
Equity in loss of affiliated companies and loss on
  sale of affiliated companies ............................       (16,314)             -              -              -
Minority interest .........................................             -              3             50             63

                                                               -------------------------------------------------------
Net loss ..................................................       (16,978)       (17,011)       (13,497)       (17,002)
                                                               -------------------------------------------------------

Loss per share:
Basic .....................................................         (0.53)         (0.54)         (0.44)         (0.55)
Diluted ...................................................         (0.53)         (0.54)         (0.44)         (0.55)

Weighted average number of shares used to compute
 net loss per share:
Basic .....................................................    31,794,675     31,462,482     30,813,681     30,813,681
Diluted ...................................................    31,794,675     31,462,482     30,813,681     30,813,681
Other operating data:
Capital expenditures ......................................         3,393          4,903         11,889         14,976
Depreciation and amortization .............................         8,343          6,726          6,469          8,149
Net cash provided by (used in) operating activities .......        14,942         (4,224)         5,296          6,672
                                                               =======================================================

(1) Translated solely for convenience of the reader at the noon buying rate on December 31, 2003 ((euro) 1.00 = US$ 1.2597)

    2002 COMPARED TO 2003

    NET SALES

    Our net sales consist of sales of molding systems, trim and form integration systems, singulation systems, plating systems and die handling systems.

    Our net sales increased from (euro) 83.2 million in 2002 to (euro) 85.5 million in 2003, an increase of 2.8%. The increase in net sales in 2003 as compared to 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in 2003, especially for trim and form integration systems and singulation systems, offset by lower sales for die handling systems.

    Our net sales per product line for the periods indicated were as follows:


                   (Euro in million)                            2002            2003         % change
                   -----------------                           --------------------------------------
Molding systems.........................................        35.2            36.6              4.0
Trim and form integration systems.......................        15.8            22.1             39.9
Singulation systems.....................................         2.9             4.6             58.6
Plating systems.........................................        21.7            20.1             (7.4)
Die handling systems....................................         7.6             2.1            (72.4)

                                                               --------------------------------------
Total net sales.........................................        83.2            85.5              2.8
                                                               ======================================

    BACKLOG

    Our backlog at December 31, 2003 decreased by 6.4% to (euro) 39.8 million from (euro) 42.5 million at December 31, 2002. This decrease was primarily due to a relatively high backlog for trim and form integration systems at January 1, 2003 that decreased as a result of increased shipments of these systems in 2003. The decrease in trim and form integration systems' backlog was partly offset by an increased backlog for singulation systems and die handling systems. New orders in 2003 were (euro) 82.9 million, a decrease of 7.0% as compared to
(euro) 89.1 million in 2002, which included (euro) 1.8 million of die handling systems' backlog that was acquired as part of our purchase of Laurier. The book-to-bill ratio for 2003 was 0.97 compared to 1.07 for 2002.

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

    Gross profit decreased by 19.0% from (euro) 27.4 million in 2002 to (euro)
22.2 million in 2003. As a percentage of net sales, gross profit decreased from 32.9% in 2002 to 25.9% in 2003. The gross profit in 2003 was adversely affected by slightly lower margins, mainly caused by the devaluation of the US dollar against the euro. Furthermore, charges of (euro) 2.9 million were recorded in the fourth quarter of 2003 for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

    Our selling, general and administrative expenses in 2002 totaled (euro) 26.2 million and represented 31.5% of net sales compared to (euro) 25.4 million or 29.7% of net sales in 2003. The decrease in selling, general and administrative expenses resulted primarily from our ongoing efforts to reduce the operating expenses.

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

    Our research and development expenses increased from (euro) 12.5 million in 2002 to (euro) 13.6 million in 2003. As a percentage of net sales, research and development expenses were 15.0% and 15.9% in 2002 and 2003, respectively. The increase in research and development spending in 2003 reflects our continued investment in research and development, mainly for the development of new trim and form systems, our new AMS-i molding system, as well as spending for singulation systems.

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

    Changes in the restructuring reserve were as follows:

                                                   2001                2002                 2003
                                                   EURO                EURO                 EURO
                                                 -----------------------------------------------
Balance at January 1,.................                -               5,487                1,281
Additions.............................            8,306               1,991                    -
Releases..............................                -              (1,201)                   -
Impairments on assets.................                -                (107)                   -
Cash payments.........................           (2,819)             (4,889)                (760)
                                                 -----------------------------------------------
Balance at December 31,...............            5,487               1,281                  521
                                                 ===============================================

    The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for restructuring activities are expected to be (euro)
0.5 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

    OPERATING LOSS

    Operating loss increased from (euro) 18.0 million in 2002 to (euro) 19.7 million in 2003. Operating loss for 2002 included non-cash goodwill impairment of (euro) 3.3 million and restructuring charges of (euro) 0.8 million. Operating loss for 2003 included non-cash patent impairment of (euro) 0.3 million and charges of (euro) 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer. Furthermore, operating loss in 2003 increased as compared to 2002 due to slightly lower order margins as well as increased spending on research and development.

    We incurred annual patent and other identifiable assets amortization charges of (euro) 2.5 million in 2003, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively.

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

    We have determined that our annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of our annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business unit and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of fiscal year 2002, we recognized a goodwill impairment loss of (euro)
3.3 million in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

    In the fourth quarter of 2003 we tested our intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment to an amount of (euro) 0.3 million was recorded. No impairment on other intangibles was required.

    We do not have any identifiable assets with indefinite lives.

    INTEREST INCOME, NET

    Our interest income, net, decreased from (euro) 3.4 million in 2002 to
(euro) 2.8 million in 2003, mainly due to lower market interest rates and slightly lower cash balances.

    INCOME TAXES

    Our income tax expense was (euro) 2.4 million in 2002 as compared to an income tax benefit of (euro) 3.3 million in 2003. The income tax rate as shown in the results of operations was 19.6% in 2003. The tax rate for 2002 was not meaningful as we recorded a valuation allowance of (euro) 6.0 million in the fourth quarter of 2002. The tax rate for 2003 is significantly lower than the domestic tax rate of the Company, due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability. In 2003, an amount of (euro) 2.8 million of available tax benefit was not recognized.

    In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, we recorded a charge of (euro) 6.0 million through the establishment of a valuation allowance against our deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. We determined that the valuation allowance was required based on our recent losses, which were given substantially more weight than forecasts of future profitability calculating tax valuation allowances. Until we utilize these US operating loss carry forwards, our income tax provision will reflect mainly domestic taxation.

    NET LOSS

    Our net loss amounted to (euro) 17.0 million in 2002 and (euro) 13.5 million in 2003. Net loss for 2002 was negatively impacted by (i) goodwill impairment of
(euro) 3.3 million, (ii) a non-cash valuation allowance of (euro) 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges of
(euro) 0.6 million related to our die handling operations.

    Net loss for 2003 was negatively impacted by slightly lower margins due to the devaluation of the US dollar against the euro, as well as by charges of
(euro) 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer and a (euro) 0.3 million charge for the impairment of intangibles.

    2001 COMPARED TO 2002

    NET SALES

    Our net sales decreased from (euro) 150.0 million in 2001 to (euro) 83.2 million in 2002, a decrease of 44.5%. The decrease in net sales in 2002 as compared to 2001 was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments. Net sales in the fourth quarter of 2002 increased by 21.4% compared to net sales in the third quarter of 2002 due to increased order activity in the first half of 2002, resulting in increased shipments in the fourth quarter of 2002.

    Our net sales per product line for the periods indicated were as follows:


             (Euro in million)                      2001            2002         % change
              ----------------                     --------------------------------------
Molding systems.............................        60.9            35.2            (42.2)
Trim and form integration systems...........        41.5            15.8            (61.9)
Singulation systems.........................         4.6             2.9            (37.0)
Plating systems.............................        36.1            21.7            (39.9)
Die handling systems........................         6.9             7.6             10.1
                                                   --------------------------------------
Total net sales.............................       150.0            83.2            (44.5)
                                                   ======================================

    BACKLOG

    Our backlog at December 31, 2002 increased by 16.4% to (euro) 42.5 million from (euro) 36.5 million at December 31, 2001, primarily due to increased bookings for molding systems, trim and form integration systems and plating systems. New orders in 2002 were (euro) 89.1 million, including
(euro) 1.8 million of die sorting systems' backlog that was acquired as part of our purchase of Laurier, an increase of 98.9% compared to (euro) 44.8 million in 2001. The book-to-bill ratio for 2002 was 1.07 compared to 0.30 for 2001.

    GROSS PROFIT

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

    We incurred annual patent and other identifiable assets amortization charges of (euro) 2.6 million in 2002, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively.

    INTEREST INCOME, NET

    Our interest income, net decreased from (euro) 4.2 million in 2001 to (euro)
3.4 million in 2002, due to lower interest rates and lower cash balances.

    INCOME TAXES

    Our income tax expense was (euro) 0.5 million in 2001 as compared to (euro)
2.4 million in 2002. The effective tax rate was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings
(loss) of affiliated companies and minority interest. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, we recorded a charge of (euro) 6.0 million through the establishment of a valuation allowance against our deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. We determined that the valuation allowance was required based on our recent losses, which are given substantially more weight than forecasts of future profitability. Until we utilize these US operating loss carry forwards, our income tax provision will reflect mainly domestic taxation.

    EQUITY IN LOSS OF AFFILIATED COMPANIES

    Equity in loss of affiliated companies and loss on sale of affiliated companies amounted to a loss of (euro) 16.3 million for 2001. On November 15, 2001, we sold our 30% equity interest in PBE to Possehl.

    NET LOSS

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

    LIQUIDITY AND CAPITAL RESOURCES

    We had (euro) 119.9 million and (euro) 108.9 million in cash and cash equivalents at December 31, 2002 and December 31, 2003, respectively.

    We finance Meco and, to an extent, Fico, on a stand-alone basis. Meco utilizes funds generated from its results of operations to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling subsidiary and, to an extent Fico, are financed through intercompany loans. Our 87% joint venture Fico Tooling Leshan Company Ltd. in China is partly financed by a long-term loan, issued by a local bank.

    The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling generally receive partial payments for molding systems, trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling.

    Net cash (used in) provided by operating activities were ((euro) 4.2) million and (euro) 5.3 million in 2002 and 2003, respectively. The primary changes of cash from operations in 2003 were a net loss of (euro) 13.5 million that included non-cash charges of (euro) 6.8 million for depreciation, amortization and impairment of intangibles and (euro) 1.7 million for other non-cash losses, combined with decreased working capital requirements of (euro)
10.3 million.

    At December 31, 2003, our cash balance totaled (euro) 108.9 million and our total debt and capital lease obligations totaled (euro) 8.9 million. At December 31, 2003, shareholders' equity stood at (euro) 183.5 million.

    Our capital expenditures increased from (euro) 4.9 million in 2002 to (euro)
11.9 million in 2003. The expenditures in 2003 were incurred primarily for (i) the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools. We expect capital expenditures in 2004 to decrease to approximately (euro) 5.0 million due to the completion of these projects in 2003. Part of the capital expenditures of (euro) 5.0 million will be utilized to further expand our production capacity in China.

    At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of the real estate sold by us was (euro) 5.4 million. Our gain on this transaction of (euro) 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the lease. Gross rental expenses total (euro) 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2003 was (euro) 0.9 million.

    On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of our ordinary shares from time to time. As of December 31, 2003, we had repurchased all 1,000,000 ordinary shares authorized under this repurchase program at an average price of (euro) 5.22 per share.

    At December 31, 2003, we had available lines of credit amounting to (euro)
13.4 million, under which no borrowings were out standing. At December 31, 2003,
(euro) 0.1 million was reserved for guarantees and (euro) 0.5 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at December 31, 2003. We terminated two of our unused credit lines in the course of 2003, which reduced our available line of credit by (euro) 10.9 million as compared to December 31, 2002.

    On February 6, 2004, we sold the land and buildings in Duiven, The Netherlands in a conditional sale and lease back transaction for (euro) 14.9 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. Any gain on this transaction will be deferred and amortized and netted against rental expenses over the term of the lease. Gross rental expenses will amount to
(euro) 1.3 million per annum. We granted the buyer a (euro) 3.0 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and leaseback transaction. The loan bears 8.75% interest.

    We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

    PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

    Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we intend to continue publishing US GAAP financial statements, we also will publish our Consolidated Financial Statements in accordance with IFRS from January 1, 2005 onwards.

    We are currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect our net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments and goodwill and intangible assets.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on our Consolidated Financial Statements.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on our Consolidated Financial Statements.

    In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In rescinding SFAS No. 4 and 64, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our Consolidated Financial Statements.

    In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard is effective for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on our Consolidated Financial Statements.

    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We adopted the disclosure requirements of the Interpretation as at December 31, 2002 and have applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

    In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have a material impact on our Consolidated Financial Statements.

    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. We adopted the annual disclosure requirements of SFAS No.148 and such disclosure is reflected in the Consolidated Financial Statements for the year ended December 31, 2003.

    In January 2003, the FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This Interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity, or VIE, if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities. Or SPEs. The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period beginning after December 15, 2003. For any VIE that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. We are continuing to evaluate the provisions of FIN 46. While we do not believe that we have any VIEs that would be required to be consolidated, management is nonetheless evaluating the provisions of FIN 46.

    On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to address (i) decisions reached by the Derivatives Implementation Group, (ii) developments in other Board projects that address financial instruments, and
(iii) implementation issues related to the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our Consolidated Financial Statements.

    On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our Consolidated Financial Statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

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

    The members of our Supervisory Board as of April 30, 2004 are as follows:


             NAME                   AGE                 TITLE                             TERM ENDS
--------------------------------    ---    ---------------------------------              ---------
Willem D. Maris.................    64     Chairman of the Supervisory Board                 2004
Evert B. Polak..................    59     Member of the Supervisory Board                   2005
Dick Sinninghe Damste...........    64     Member of the Supervisory Board                   2005
Tom de Waard....................    57     Member of the Supervisory Board                   2004

    Mr. Maris became a member of our Supervisory Board in May 2001 and has served as Chairman since June 2001. From 1990 to January 2001, Mr. Maris served as President and CEO of ASM Lithography N.V., the Netherlands, a semiconductor equipment manufacturer. From 1979 onwards Mr. Maris was active in the IC division of Philips Electronics N.V. Mr. Maris also serves as a member of the Supervisory Board of Vanderlande Transport Mechanismen B.V. Furthermore, Mr. Maris serves as a member of the Board of Directors of Photronics Inc. and FSI International Inc.

    Mr. Polak became a member of our Supervisory Board in November 2001. From 1984 to 2001, Mr. Polak served in various capacities with ASM Lithography N.V., the Netherlands. From 1969 to 1984, Mr. Polak served in various capacities with Philips. Mr Polak serves as Chairman of the Supervisory Board of PSV Stadium B.V.

    Mr. Sinninghe Damste became a member of our Supervisory Board in November 2001. From 1988 to his retirement in 2001, Mr. Sinninghe Damste served as a member of the Board of Management of Hollandsche Beton Groep N.V., a construction and property development firm. From 1968 to 1988, Mr. Sinninghe Damste served in various capacities with Royal Dutch/Shell Group of Companies. Mr. Sinninghe Damste also serves as Chairman of the Supervisory Board of Holland Institute of Traffic Technology N.V. and as a member of the Supervisory Boards of Vedior N.V. and NKI \ AvL.

    Mr. De Waard became a member of our Supervisory Board in November 2001. Since 2001, Mr. De Waard has been a partner of Clifford Chance Limited Liability Partnership, a law firm. Previously, Mr. De Waard was a partner of the Stibbe law firm. Mr. De Waard also serves as a member of the Supervisory Board of STMicroelectrics N.V.

    The members of our Board of Management and the other key members of management as of april 30, 2004 are as follows:

                        NAME                            AGE                            TITLE
-------------------------------------------------       ---     ---------------------------------------------------
Richard W. Blickman..............................        50     President and Chief Executive Officer, Chairman of
                                                                the BE Semiconductor Industries Management Board
Teun A.H. Wartenbergh............................        46     Chief Operating Officer, Executive Member
Hans A. Wunderl..................................        52     Managing Director of Besi Die Handling, appointed
                                                                as Executive Member as of March 25, 2004

Hugo Menschaar...................................        57     Director of Corporate Technology
Cor te Hennepe...................................        45     Director of Finance
Guustaaf P.W. Savenije...........................        46     Chief Technology Officer

Jaap H.M. Beijersbergen..........................        40     Director Sales
Willy Enzing.....................................        44     Managing Director of Fico Trim and Form Integration
                                                                Systems

Robert J. Foppen.................................        56     Worldwide Sales and Marketing Manager of Besi
                                                                Plating

Paul A. Govaert..................................        48     Managing Director of Tooling
Frans J.M. Jonckheere............................        45     Managing Director of Besi Plating
Gerard A. in `t Veld.............................        47     Managing Director of Besi Singulation

    Mr. Blickman is our President and Chief Executive Officer and Chairman of our Management Board, positions he has held since November 1995. He also is Managing Director of our Fico subsidiary, a position he has held since February 1991 and Managing Director of our Meco subsidiary, a position he has held since January 1997. Mr. Blickman was also a Managing Director and a Management Board member of our PBE joint venture. Previously, Mr. Blickman held the position of Worldwide Sales Manager of Fico from September 1989 to February 1991. Prior to joining Fico, he served as the European Marketing and Sales Manager for Advanced Semiconductor Materials International N.V.

    Mr. Wartenbergh has served as our Chief Operating Officer since April 2002. Since January 2002, Mr. Wartenbergh has served as General Manager of Fico. From 1999 to 2002, Mr. Wartenbergh served as General Manager for Philips CCP. From 1997 to 1999, Mr. Wartenbergh served as Plant Manager of KMT B.V. and from 1983 to 1997, Mr. Wartenbergh served in various capacities for Philips CCP.

Mr. Wunderl has served as our Managing Director of Besi Die Handling Inc. since January 5, 2004 and has been appointed as Executive Member on March 25, 2004. From 2002 to 2004 Mr Wunderl worked at Esec Switzerland and from 1990 to 2002 Mr. Wunderl held various positions at ASMI

    Mr. Menschaar is Director Corporate Technology, a position he has held since January 2000. Mr. Menschaar served as Strategic Business Development for Fico and Meco. Prior to joining BESI, Mr. Menschaar served as Managing Director for AFAM BV and as Managing Director for Advanced Production Automation and as Chief Development for Patent Machinebouw.

    Mr. te Hennepe has served as our Director of Finance since March 1, 2003. From 2000 until February 2003 Mr. te Hennepe served as Manager Finance of Possehl Besi Electronics N.V. Prior to joining Possehl Besi Electronics N.V., Mr. te Hennepe served as Manager Finance/Controller for Yokogawa, GTI, HCS, ABB and ASM International in the Netherlands.

    Mr. Savenije has served as our Chief Technology Officer since October 1, 2003. From 1996 to 2003, Mr Savenije served as project leader and product development manager as ASM Lithography N.V. From 1982 to 1996 Mr. Savenije held various positions at Philips.

    Mr. Beijersbergen is Director Sales since August 2003. Prior to joining Besi, Mr. Beijersbergen served as Senior Product Manager at BCcomponents Electrolytic Capacitors starting in 2000. From 1995 until 2000, he served as Technical Marketing Director and Product Manager at ASM.

    Mr. Enzing has served as Managing Director of Fico Trim and Form Integration Systems since September 2002. Prior to joining Fico, Mr. Enzing served as Sector Director at Atos Orgin starting in 1998 and as Account Manager starting in 1995. Prior to that time, Mr. Enzing was Associate Consultant in McKinsey & Company for 3 years and he held various positions at ASM.

    Mr. Foppen is Worldwide Sales and Marketing Manager of Meco Plating Systems and Chemicals and serves as the Director of Sales and Marketing, a position he has held since 1985. From 1973 to 1985, Mr. Foppen served as the Sales Manager for the United Kingdom and Benelux Countries for Cetema B.V.

    Mr. Govaert is Managing Director of our tooling operations, a position he has held since May 1, 2000. Prior to joining our Fico subsidiary, Mr. Govaert served at Berkhof Herenven B.V. as General Manager from 1998 to 1999 and at WBM Stadservis Centrum B.V. from 1987 to 1998 as general manager.

    Mr. Jonckheere is Managing Director of our Besi plating activities since October 1, 2003. Formerly, Mr. Jonckheere served as Director of Operations of Meco Plating Systems and Chemicals, a position he has held since January 1997. From 1986 until joining Besi, Mr. Jonckheere served in various positions at Holec Machines and Apparaten B.V.

    Mr. in 't Veld has served as our Managing Director of Besi Singulation since November 1, 2003. Prior to joining Besi, Mr. in 't Veld served as Managing Director of Multin Technology Group from 2000 to 2003. From 1982 to 2000, Mr. in 't Veld held various positions at Delft Instruments.

B. COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was (euro) 1,977 in 2001, (euro) 1,719 in 2002 and (euro) 1,561 in 2003. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were
(euro) 187 in 2001, (euro) 220 in 2002 and (euro) 217 in 2003.

The cash compensation of the individual executive members of the Management Board for the year ended December 31, 2002 and 2003 was as follows:

                                                  Year ended December 31, 2002            Year ended December 31, 2003
           (in euros)                   Salaries      Bonus (3)        Pension       Salaries      Bonus (3)        Pension
           ----------                   -----------------------------------------------------------------------------------
R.W. Blickman...................        297,684              -         54,326        298,210              -         54,326
J. W. Rischke (1)...............        137,948              -         32,367              -              -              -
M.A.H. Wartenbergh (2)..........              -              -              -        114,480              -         14,329
--------------------------------------------------------------------------------------------------------------------------

(1) Executive member of the Management Board until October 23, 2002; remuneration relates to the period until October 23, 2002.

(2) Executive member of the Management Board as from March 27, 2003; remuneration relates to the period as from March 27, 2003 to December 31, 2003.

(3) Bonus is included in the year to which it relates.

The total remuneration of the individual members of the Supervisory Board members for the year ended December 31, 2002 and 2003 was as follows:

                                   Year ended December 31,
          (In euros)               2002             2003
          ----------              ------------------------
W. D. Maris...................    15,882           15,882
E. B. Polak...................    15,882           15,882
D. Sinninghe Damste...........    15,882           15,882
T. de Waard...................    15,882           15,882
                                  -----------------------

In 2002 and 2003, part of the cash compensation to the Supervisory Board members has been replaced by the acceptance of granting of options by three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration did not change compared to the remuneration approved by the General Meeting of Shareholders.

    A portion of the compensation of our executive officers is performance related.

C. BOARD PRACTICES

BOARD PRACTICES

We acknowledge the importance of good corporate governance, including elements such as transparency, independence and accountability. We continuously review corporate governance developments in the jurisdictions in which we operate.

We pursue a policy of active communication with our shareholders through the active participation of our Shareholders at the general meeting and the publication of our annual and quarterly results. Our corporate governance structure is intended to:

     - provide shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial condition, performance and other information, including information on our social, ethical and environmental records and policies;

     -    apply high quality standards for disclosure, accounting and auditing;
          and

     -    apply stringent rules with regard to insider securities trading.

We have a two-tier board structure consisting of an Executive Management Board, which consists of Mr. R.W. Blickman, Mr. M.A.H. Wartenbergh and J.A. Wunderl and a separate board supervising management known as the Supervisory Board, which consists of Mr. W. D. Maris, Mr. T. deWaard, Mr. D. Sinninghe Damste and Mr. E.
B. Polak. The Supervisory Board is composed of four independent, non-executive members. Under our memorandum and articles of association, one Supervisory Board member will retire every year. Following this schedule, Mr. W. D. Maris, Chairman of the Supervisory Board and Mr. T. de Waard will retire by rotation in 2004. Each of Messrs. Maris and de Waard have indicated to the Supervisory Board that they are available for reappointment: Mr. W.D. Maris has been re-appointed for two years and Mr. T. de Waard has been reappointed for three years. Furthermore Mr. D. Sinninghe Damste and Mr. E. B. Polak will retire by rotation in 2005.

The Supervisory Board has adopted corporate governance guidelines to assist the Supervisory Board in the exercise of its duties and responsibilities and to serve our best interests and the best interests of our shareholders. These guidelines, which provide a framework for the conduct of the Board's business, include that:

     - the principal responsibility of the Supervisory Board is to oversee the management of the Company;

     -    the members meet regularly in executive session;

     - members have full and free access to management and, as necessary and appropriate, independent advisors; and

     - at least annually the Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

The Supervisory Board met nine times during 2003. Special attention was paid to recent developments related to corporate governance, especially changes stemming from the passage and enactment of the Sarbanes-Oxley Act of 2002 in the United States and the developments regarding the Tabaksblat corporate governance code in The Netherlands.

Topics of the meetings included, among other items:

-    our general strategy;

-    our financial performance;

- approval of all periodic filings with the United States Securities and Exchange Commission and Euronext Amsterdam;

-    the performance and internal division of tasks of the Board of Management;

-    potential strategic alliances and acquisitions;

-    the general risks associated with our operations;

-    the Supervisory Board's own performance; and

-    the approval of the Besi Code of Business Conduct and Ethics.

Frequent contact took place between the Chairman of the Supervisory Board and our management.

Members of the Board of Management are appointed by the Supervisory Board and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board. If a member of the Board of Management is to be dismissed, the General Meeting of Shareholders must be consulted on the intended dismissal.

The Supervisory Board has established two committees, the Audit Committee and the Remuneration Committee. The Remuneration Committee and Audit Committee operate under a charter that has been approved by the Supervisory Board. Members of these committees are appointed from and among the Supervisory Board members.

Members of the Board of Management and Supervisory Board, as well certain senior management members, are insured under the Besi's Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may occur additional uninsured liabilities. Besi has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct or intentional recklessness.

CORPORATE GOVERNANCE DEVELOPMENTS

   The Company acknowledges the importance of good corporate governance.

We have followed and implemented rules promulgated by the United States Securities and Exchange Commission, implementing the provisions of the Sarbanes-Oxley Act of 2002, and rules promulgated by the NASDAQ Stock Market Inc. implementing the listing requirements of the NASDAQ National Market.

In 2003, our Supervisory Board adopted Audit Committee Policies and Practices regarding the following:

     - "Hiring employees and former employees of the Company's independent Auditor". This policy prohibits certain key members of our auditors from assuming a senior finance position;

     - "Raising and investigating complaints or concerns about accounting or auditing matters". This policy establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters; and

     - "Approving non-audit fees". This policy requires Audit Committee pre-approval of all non-audit services to be performed by our auditors.

   In the Netherlands the Tabaksblat Committee finalized its corporate governance code. The code is based on the "apply or disclose" principle. The Company prepared a proposal for the Besi corporate governance code (the "Besi Code") based on the principles and best practice rules of the Tabaksblat code. The Besi Code follows all principles of the Tabaksblat code.. The Board of Management and the Supervisory Board consider it important that the shareholders of the Company approve the contents of the Besi Code. The proposal was approved at the Annual General Shareholders Meeting on March 25, 2004.

AUDIT COMMITTEE

    In view of the limited number of members of the Supervisory Board, the Supervisory Board acts as the Audit Committee. The Audit Committee therefore has four independent members. The Audit Committee's responsibilities include:

     - appointing, approving the compensation of, and assessing the independence of the our independent auditor;

     - overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

     - reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

     - monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

     -    overseeing our internal audit function;

     -    discussing our risk management policies;

     - establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns; and

     -    meeting independently with our independent auditors and management.

    In 2003, the Audit Committee met nine times to discuss the scope and results of audits and reviews of our external auditor, KPMG, to review our internal accounting control policies and procedures, and to review all periodic filings with the SEC and Euronext Amsterdam. Our external auditor, KPMG, attended all meetings. Furthermore, the Audit Committee separately met with the auditor outside the presence of management. Frequent contact took place between the chairman of the Audit Committee and our management. During 2003, the Audit Committee focused on identifying our critical accounting policies, new accounting pronouncements and the developments of IFRS and the convergence between IFRS and US GAAP.

    The Audit Committee closely followed the adoption of the Sarbanes-Oxley Act and the development of the rules promulgated by the United States Securities and Exchange Commission, implementing the provisions of the Sarbanes-Oxley Act, and rules promulgated by the NASDAQ Stock Market Inc. amending the listing requirements of the NASDAQ National Market.

    In anticipation of the passage of the Sarbanes-Oxley Act and the implementation of the new rules, the Audit Committee reviewed and analyzed the provision of our audit services. This procedure has been completed, and the Supervisory Board has proposed that KPMG be appointed as our auditor for the fiscal year ending December 31, 2003. This proposal was approved by the shareholders at the Annual General Shareholders Meeting held on March 27, 2003.

    In 2003, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as the Company's auditor for the fiscal year ending December 31, 2004. This proposal was presented to and approved, by our shareholders at the Annual General Shareholders Meeting held on March 25, 2004.

     The Supervisory Board has determined that Mr. D. Sinninghe Damste qualifies as an Audit Committee Financial Expert. Furthermore, the Supervisory Board determined that all members of the Supervisory Board are financial literate.

REMUNERATION COMMITTEE

Besi has a Remuneration Committee which has responsibility for :

     - annually reviewing and approving the corporate goals and objectives relevant to the compensation of senior management;

     -    overseeing and administering our equity incentive plans;

     - overseeing and making recommendations to the Supervisory Board with respect to director compensation; and

     - determining the compensation of the chief executive officer and reviewing and approving, or make recommendations to the Supervisory Board, with respect to the compensation of our other executive officers.

The Remuneration Committee consists of Mr. W.D. Maris, chairman of the Remuneration Committee, and Mr. T. de Waard. The Remuneration Committee met once in 2003.

DISCLOSURE COMMITTEE

Besi has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under United States and Dutch law. The Disclosure Committee reports to and assists our chief executive officer in the maintenance and evaluation of disclosure controls and procedures. The Audit Committee is kept informed about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises various members of senior management. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

During the year 2003, the Disclosure Committee met once in 2003.

EXEMPTIONS FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

The Nasdaq corporate governance rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when (i) those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or (ii) contrary to generally accepted business practices in the issuer's country of domicile. BESI has received from Nasdaq exemptions from the following rules:

     - Besi is exempt from Nasdaq's quorum requirements applicable to meetings of ordinary shareholders. In keeping with Netherlands law and Netherlands generally accepted business practice, Besi's Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.

     - Besi is exempt from Nasdaq's requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We do not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

D. EMPLOYEES

    The following table indicates the end of year composition of our workforce during the financial years ended:

                                             2001       2002      2003
                                             ----       ----      ----
The Netherlands.....................          545        460       464
Americas............................           45         65        49
Asia/Pacific........................          156        117       233
                                              ------------------------
TOTAL...............................          746        642       746

                                             2001       2002      2003
                                             ----       ----      ----
Sales & Marketing...................          133        120       114
Manufacturing.......................          475        371       459
Research & Development..............           66         78        90
General & Administrative............           72         73        83
                                              ------------------------
TOTAL...............................          746        642       746

    As of December 31, 2003, we had approximately 746 employees, of whom 449 were employed at Fico, 131 at Meco, 42 at Besi Die Handling, 115 at Fico Tooling Leshan, China and 9 at BE Semiconductor Industries. Of such total, 114 employees were employed in sales and marketing, 459 in manufacturing, 90 in research and development and engineering and 83 in administration. In addition, we employed 46 temporary contract employees, principally in product development and engineering activities in the Netherlands. Approximately 98% of our employees in the Netherlands are covered by nationwide collective bargaining agreements. We have never experienced a work stoppage and believe that our employee relations are good. We believe that we have been able to build strong relationships with our employees, as reflected by our historically low rate of voluntary employee turnover.

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

    OPTION PLAN(s)

    In 1995, we established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). We granted 1,101,236 options on ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, we made awards under the Incentive Plan 1995 to our executive officers and senior employees. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of our ordinary shares on the date of grant.

    In 2001, we established the BE Semiconductor Industries Incentive plan 2001
- 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that we may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. We anticipate that we will, on an annual basis, make awards under the Incentive Plan 2001 to our executive officers and senior employees. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of our ordinary shares on the date of grant.

    In the years 2000 through 2003, we granted stock options to all of our employees. The options vest after three years and have exercise prices equal to our market price of our ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by us receive fixed accounting treatment.

    We account for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted during 2001, 2002 and 2003, which received fixed accounting treatment. For the stock options granted in 2001, 2002 and 2003 that receive variable accounting treatment, an amount of (euro) 26, net of tax, was recognized as compensation cost based on the market value of our ordinary shares as of December 31, 2003.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The following table shows the current beneficial ownership of our company's share capital as of March 20, 2004 by: (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares) and (2) the members of our Management Board and Supervisory Board as a group.

                                                                                    SHARES BENEFICIALLY OWNED
                                                                                    -------------------------
                        NAME OF BENEFICIAL OWNER(1)                                   NUMBER       PERCENT
                        ---------------------------                                   ------       -------
Fidelity Low Priced Stock Fund..............................................        3,096,700        10.1%
Schneider Capital Management LP.............................................        2,005,495         6.5%
Ad Capital AG...............................................................        1,654,080         5.4%
All Supervisory Board and Executive Management Board Members as a Group.....          488,985         1.6%

--------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities. Shares subject to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the Shares indicated.

    In addition, in April 2000, we established the Stichting Continuiteit Besi, whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares.

    None of the members of our Supervisory Board or our Management Board owns, directly or indirectly, more than one percent of our outstanding share capital.

    We are not directly or indirectly owned or controlled by any foreign government.

ITEM 8: FINANCIAL INFORMATION

See "Item 18: Financial Statements" and pages F-1 through F-62.

DIVIDENDS

    We have never declared or paid any dividends and currently intend to retain all available earnings generated by our operations for the development and growth of our business. We do not currently anticipate paying any cash dividends on our shares.

ITEM 9: THE OFFER AND LISTING

    Our ordinary shares are currently listed on the following exchanges:

        LOCATION                 TRADING EXCHANGE                 SYMBOL
        --------                 ----------------                 ------
United States.............     Nasdaq National Market              BESI
The Netherlands...........     Amsterdam Stock Exchange            BESI

    We have been informed by the Bank of New York, our transfer agent in the United States, that there were 5,722,323 shares of New York registry held by 11 record holders as of December 31, 2003.

    The following table sets forth the high and low closing sale prices on Nasdaq National Market, the Amsterdam Stock Exchange and the Frankfurt Stock Exchange for our ordinary shares for our five most recent fiscal years.

                                                         UNITED STATES       THE NETHERLANDS
                                                        ----------------     -----------------
                                                         HIGH       LOW       HIGH         LOW
                                                        ------     -----     ------        ---
YEAR ENDED DECEMBER 31, 2004
   First Quarter..............................          $ 8.99     $ 6.95  (euro) 7.19   (euro) 5.55
YEAR ENDED DECEMBER 31, 2003
   First Quarter..............................          $ 4.65     $ 3.13  (euro) 4.48   (euro) 3.15
   Second Quarter.............................            6.31       3.33         5.30          3.18
   Third Quarter..............................            7.63       5.25         6.92          4.50
   Fourth Quarter.............................             8.5       5.85         6.72          5.10
YEAR ENDED DECEMBER 31, 2002
   First Quarter..............................          $ 9.70     $ 7.06  (euro)10.40   (euro) 8.14
   Second Quarter.............................            8.90       6.01         9.90          6.45
   Third Quarter..............................            6.64       4.02         6.65          4.23
   Fourth Quarter.............................            5.10       3.35         5.10          3.70
YEAR ENDED DECEMBER 31, 2001..................          $11.63     $ 4.40  (euro)12.50   (euro) 5.00
YEAR ENDED DECEMBER 31, 2000..................          $27.75     $ 7.28  (euro)28.45   (euro) 8.70
YEAR ENDED DECEMBER 31, 1999..................          $15.00     $ 5.88  (euro)14.70   (euro) 5.10

----------

    The following table sets forth the high and low closing sale prices on Nasdaq National Market and the Amsterdam Stock Exchange for our ordinary shares for the six most recent months.

                                                         UNITED STATES        THE NETHERLANDS
                                                        ----------------     -----------------
                                                         HIGH       LOW       HIGH         LOW
                                                        ------     -----     ------        ---
April 2004.................................             $ 7.54     $ 6.94  (euro) 6.18   (euro) 5.87
March 2004.................................             $ 8.15     $ 6.95  (euro) 6.48   (euro) 5.55
February 2004..............................               8.70       7.90         6.85          6.40
January 2004...............................               8.99       8.22         7.19          6.52
December 2003..............................               8.50       7.10         6.72          5.91
November 2003..............................               7.48       6.18         6.32          5.38

    On April 30, 2004, the closing sales price per share on the Nasdaq National Market was $ 6.94 and the closing sales price per share on Amsterdam Stock Exchange was (euro) 5.87.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

    The material provisions of our Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. Our Articles of Association were last amended on April 10, 2003 and provide for full application of the large company regime (structuurregime), the special statutory regime for large Netherlands companies. We have set forth the important characteristics of this regime below.

    ORDINARY SHARES

    Our authorized share capital is currently divided into 55,000,000 ordinary shares, nominal value (euro) 0.91 per ordinary share and 55,000,000 preference shares, nominal value (euro) 0.91 per preference share. The ordinary shares may be in bearer or registered form. The transfer of preference shares is restricted by our Articles of Association to transferees which are approved by our Board of Management.

    DIVIDENDS

    Dividends may be paid out of annual profits shown in our annual accounts, which must be adopted by our Supervisory

Board and approved by our shareholders at the general meeting. At its discretion, subject to statutory provisions, our Board of Management may, with the prior approval of our Supervisory Board, distribute one or more interim dividends on the ordinary shares before the annual accounts have been approved by our shareholders. Our Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of our profits should be retained and not be made available for distribution to our shareholders. Those profits that are not retained shall be distributed to holders of ordinary shares pursuant to a shareholder's resolution, subject to preferred returns payable with respect to outstanding preference shares, if any, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Netherlands law. Existing reserves that are available for distribution under Netherlands law may be distributed upon a shareholders resolution, proposed by the Board of Management, which proposal is subject to the prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

    VOTING RIGHTS

    Appointment of members of the Supervisory Board and the Board of Management. Our Supervisory Board appoints its own members. Non-binding recommendations for appointment to the Supervisory Board may be made by our shareholders at the general meeting, the Central Works Council and the Executive Board. In addition, shareholders at the general meeting of shareholders and the Central Works Council may object on grounds set forth by Netherlands law to a proposed appointment by the Supervisory Board. Notwithstanding an objection by the shareholders at the general meeting or the Central Works Council, an appointment may be made as intended if the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer), declares the objection to be unfounded.

    Our Articles of Association provide that a Supervisory Director shall resign no later than the earlier of the first general meeting of shareholders after the fourth anniversary of his or her appointment. Our Articles of Association also provide that a Supervisory Director shall resign on the date on which the general meeting of shareholders is held in the calendar year in which he or she attains the age of 67. It is proposed that our Articles of Association be amended to the effect that this age limit be deleted.

    Our Supervisory Board appoints members of our Board of Management. The Supervisory Board must notify the shareholders of intended appointments to the Board of Management.

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

    Amendment of Articles of Association and Winding Up. A resolution presented to the general meeting of shareholders which amends our Articles of Association or which winds us up may only be taken after a proposal by our Board of Management, and approval of this proposal by our Supervisory Board. A resolution to dissolve the company must be approved by at least a three-fourths majority of the votes cast.

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

    ISSUES OF SHARES; PREEMPTIVE RIGHTS

    If designated for this purpose by our general meeting of shareholders, whether by means of any authorizing resolution or by an amendment to our Articles of Association, our Board of Management has the power, subject to the approval of our Supervisory Board, to issue shares. Following an extension of a prior designation during the meeting held on May 1, 2002, such designation presently runs through May 14, 2005. A further designation of the Board of Management may be effective for a specified period of up to five years and may be renewed. In the absence of such designation, the general meeting of shareholders has the power to authorize the issuance of ordinary shares.

    Shareholders have a pro rata preemptive right of subscription to any ordinary share issued for cash, which right may be limited or eliminated. Shareholders have no pro rata preemptive subscription right with respect to any ordinary shares issued for a contribution other than cash, with respect to any issuance of preference shares or in the case of ordinary shares issued to our employees. If designated for this purpose by our general meeting of shareholders (whether by means of any authorizing resolution or an amendment to our Articles of Association), our Board of Management has the power, subject to approval of our Supervisory Board, to limit or eliminate shareholder preemptive rights through May 14, 2005. A further designation would be effective for up to five years and may be renewed. In the absence of such designation, the general meeting of shareholders has the power to limit or eliminate such rights.

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

    REPURCHASE AND CANCELLATION OF SHARES

    We may repurchase our ordinary shares, subject to compliance with certain laws of the Netherlands requirements (and provided the aggregate nominal value of our ordinary shares acquired by us at any one time amounts to no more than one-tenth of our issued share capital). Ordinary shares owned by us may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of our Supervisory Board and the authorization of our general meeting of shareholders, which authorization is not effective for more than 18 months. Our Board of Management is authorized to repurchase up to 10% of our issued share capital through September 27, 2004. We may resell shares purchased by us.

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

    OBLIGATIONS OF SHAREHOLDERS TO DISCLOSE HOLDINGS

    Under the Netherlands Act on disclosure of holdings in listed companies, holders and certain beneficial owners of an interest in the voting rights and/or our capital, must promptly notify us and the Securities Board of the Netherlands (Autoriteit Financiele Markten) if their voting rights or capital interests reaches, exceeds or falls below the range of 5%-10%, 10%-25%, 25%-50%, 50%-66 2 /3% or over 66 2/3%. Failure to comply constitutes a criminal offense and could result in criminal as well as civil sanctions, including suspension of voting rights.

EXCHANGE CONTROLS

    Cash distributions, if any, payable in Euro on bearer shares (and on ordinary shares of the Amsterdam register) may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions in excess of certain amounts must be reported by us to the Dutch Central Bank. Cash distributions, if any, on New York Shares shall be paid in US dollars, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the articles of association. We have no current intention to pay dividends on our ordinary shares.

TAXATION

NETHERLANDS TAXATION

The information set out below is a general summary of certain Dutch tax consequences in connection with the ownership of ordinary shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of shares, who is subject to special tax treatment under any applicable law and it is not intended to be applicable in respect of all categories of holders of ordinary shares. The summary is based upon the tax laws of the Netherlands as in effect on the date of this Annual Report on Form 20-F, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities available in written form on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continuing validity of this summary. Because it is a general summary, shareholders should consult their own tax advisors as to the Dutch or other tax consequences of the ownership shares, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

WITHHOLDING TAX

We do not describe the tax consequences for a holder of shares, who may invoke the participation exemption, as laid down in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), regarding the dividends received on the Shares.

Dividends paid on the ordinary shares to a holder of the ordinary shares are generally subject to a withholding tax of 25% imposed by the Netherlands. The term "dividends" for this purpose includes, but is not limited to:

     - distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Dutch dividend withholding tax purposes,

     - liquidation proceeds, proceeds of redemption of ordinary shares or, generally, consideration for the repurchase of ordinary shares in excess of the average paid-in capital recognised for Dutch dividend withholding tax purposes,

     - the par value of ordinary shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognised for Dutch dividend withholding tax purposes, was made or will be made, and

     - partial repayment of paid-in capital, recognised for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the ordinary shares concerned will be reduced by a corresponding amount by way of an amendment of our articles of association.

A holder of the ordinary shares who is, or who is deemed to be, a resident of the Netherlands or, if he is an individual, who opts to be taxed as a resident of the Netherlands for purposes of Dutch taxation (a "Resident of the Netherlands"), can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such Resident of the Netherlands is not considered to be the beneficial owner. A holder of the Shares, who is the recipient of dividends (the "Recipient") will not be considered the beneficial owner of the Shares, if as a consequence of a combination of transactions a person other than the Recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the ordinary shares on which the dividends were paid and the person who retains, whether directly or indirectly, an interest in the ordinary shares on which the dividends were paid, is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient ("Dividend Stripping").

With regard to holder of ordinary shares, who is not treated as a resident of the Netherlands for purposes of Dutch taxation (a "Non-Resident of the Netherlands") and who is considered to be a resident of the Netherlands Antilles or Aruba under the provisions of the Tax Convention for the Kingdom of the Netherlands ("Belastingregeling voor het Koninkrijk"), or of a country (other than the Netherlands) with which the Netherlands has concluded a double taxation convention under the provisions of such convention, the following may apply. Such shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident of another EU-member state. The concept of Dividend Stripping, described above, may also be applied to determine whether a Non-Resident of the Netherlands may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax.

SURTAX

We are subject to surtax at a rate of 20% to the extent that we distribute any dividends on the ordinary shares during the period from 1 January 2001 up to and including 31 December 2005 that are classified as "excessive". In certain situations the surtax may be reduced fully or partially.

If the recipient of the dividends is a resident of the Netherlands, the Netherlands Antilles or Aruba, a resident of a country with which the Netherlands have concluded a double taxation convention or a resident of an EU-member state, we may not be required to withhold dividend withholding tax from a dividend distributed to the extent that the surtax applies to the distribution.

TAXES ON INCOME AND CAPITAL GAINS

GENERAL

The description of taxation set out in this section of this Annual Report on Form 20-F is not intended for any holder of ordinary shares:

     - who is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities the income from which is taxable in the Netherlands,

     - who is an individual and who is a Resident of the Netherlands and who holds, or is deemed to hold a Substantial Interest in us (as defined below),

     - who is an entity that is a Resident of the Netherlands and that is not subject to or is exempt from Dutch corporate income tax,

     - who is an entity for which the income or capital gains derived from the ordinary shares are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969, or

     - who is an investment institution (beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969.

Generally a holder of ordinary shares will have a substantial interest in us ("Substantial Interest") if he holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, ordinary shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds. A holder of ordinary shares will also have a Substantial Interest in us if certain relatives of that holder or of his partner have a Substantial Interest in us. If a holder of ordinary shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

RESIDENTS OF THE NETHERLANDS

A Resident of the Netherlands who is an individual and who holds ordinary shares is subject to Dutch income tax on income and/or capital gains derived from the ordinary shares at the progressive rate (up to 52%):

(i) if the holder has an enterprise or an interest in an enterprise, to which enterprise the ordinary shares are attributable, or

(ii) the holder derives income or capital gains from the ordinary shares that are taxable as benefits from "miscellaneous activities" ("resultaat uit overige werkzaamheden").

If conditions (i) and (ii) mentioned above do not apply, any holder of ordinary shares who is an individual, will be subject to Dutch income tax on a deemed return regardless of the actual income and/or capital gains derived from the ordinary shares. The deemed return amounts to 4% of the average value of the holder's net assets in the relevant fiscal year (including the ordinary shares). The deemed return, as reduced by certain base allowances, is taxed at a flat rate of 30%.

A Resident of the Netherlands who is an entity will generally be subject to Dutch corporate income tax with respect to income and capital gains derived from the ordinary shares. The Dutch corporate income tax rate is 29% over the first
(euro)22,689 of taxable income and 34.5% over the taxable income exceeding
(euro)22,689.

NON-RESIDENTS OF THE NETHERLANDS

A Non-Resident of the Netherlands who holds ordinary shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the ordinary shares, provided that:

     - such Non-Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable,

     - such Non-Resident of the Netherlands, if it is an entity, does not have a Substantial Interest or deemed Substantial Interest in us, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise,

     - in the case of a Non-Resident of the Netherlands who is an individual, such individual does not derive income or capital gains the ordinary shares that are taxable as benefits from "miscellaneous activities" in the Netherlands (resultaat uit overige werkzaamheden in Nederland), and

     - such Non-Resident of the Netherlands is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the ordinary shares, or payments in respect of ordinary shares are attributable.

GIFT, ESTATE OR INHERITANCE TAXES

Dutch gift, estate or inheritance taxes will not be levied on the occasion of the transfer of the ordinary shares by way of gift by or on the death of a holder, unless:

     - the holder is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions, or

     - the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions, or

     - such ordinary shares are attributable to an enterprise or part of an enterprise which is carried on by the holder through a permanent establishment or a permanent representative in the Netherlands, or

     - the holder of such ordinary shares is entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through a employment contract, to which enterprise such ordinary shares are attributable.

For purposes of Dutch gift, estate and inheritance tax, an individual who holds the Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift.

RESIDENCE

A holder of ordinary shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding ordinary shares.

    UNITED STATES TAXATION

    The following discussion summarizes certain material US federal tax consequences of the acquisition, ownership and disposition of ordinary shares. This summary applies to a holder of ordinary shares only if such holder is a beneficial owner of ordinary shares and is, for US federal income tax purposes:

     -    an individual who is a citizen or resident of the US;

     - a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the US or any state thereof or the District of Columbia;

     - an estate, the income of which is subject to taxation in the US regardless of its source; or

     - a trust subject to the primary supervision of a US court and the control of one or more US persons.

    This summary is based on the tax laws of the US in force and as interpreted by the relevant tax authorities as of the date of this Annual Report on Form 20-F, including the US-Netherlands income tax treaty that entered into force on December 18, 1992 (the "Treaty"). This summary addresses only certain material consequences arising under US federal tax law, and does not address tax consequences arising under the laws of any state, locality or foreign taxing jurisdiction.

    This summary is of a general nature only and does not address all of the tax consequences that may be relevant to a US holder in light of such holder's particular situation. In particular, this discussion only deals with US holders that hold ordinary shares as capital assets, as that term is defined in the US Internal Revenue Code, and does not address the special tax rules that may apply to special classes of taxpayers, such as:

     -    securities broker-dealers;

     - persons who hold ordinary shares as part of a larger integrated financial transaction or straddle;

     -    US holders whose functional currency is not the US dollar;

     -    US expatriates;

     - persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ordinary shares;

     -    regulated investment companies;

     -    financial institutions;

     -    insurance companies;

     -    tax-exempt organizations;

     - holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital; and

     -    persons subject to the alternative minimum tax.

This summary also does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of ordinary shares.

    US holders should consult their own tax advisors as to the particular tax consequences to them under US federal, state and local, and foreign tax laws of the acquisition, ownership and disposition of ordinary shares.

    TAXATION OF DIVIDENDS

    We do not currently intend to pay dividends. Subject to the discussion below under "Passive Foreign Investment Company Considerations", for US federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld therefrom) paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) will be includible in the gross income of a US holder as dividend income on the date of receipt. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under US federal income tax law. Distributions in excess of our earnings and profits will be treated, for US federal income tax purposes, first as a nontaxable return of capital to the extent of the US holder's tax basis in the ordinary shares, and thereafter as capital gain. The amount of any dividend paid in a non-US currency will be equal to the US dollar value of the non-US currency on the date of receipt, regardless of whether the US holder converts the payment into US dollars. A US holder will have a tax basis in the non-US currency distributed equal to such US dollar amount. Gain or loss, if any, recognized by a US holder on the sale or disposition of the non-US currency generally will be US source ordinary income or loss.

    Dividend income is generally taxed as ordinary income. However, as a result of recent US tax legislation, a maximum US federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of US corporations as well as dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the US; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the US which contains an exchange of information program (a "qualifying treaty"). Our ordinary shares are readily tradable on the NASDAQ National Market. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for US federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

    Subject to certain complex conditions and limitations, which must be determined on an individual basis by each US holder, any foreign tax withheld from a distribution will generally be treated as a foreign income tax that US holders may elect to deduct in computing their US federal taxable income or credit against their US federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the US federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for US foreign tax credit purposes.

    TAXATION ON SALE, EXCHANGE OR OTHER DISPOSITION OF ORDINARY SHARES

    Unless a nonrecognition provision applies, US holders will generally recognize gain or loss for US federal income tax purposes on the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the US dollar value of the amount realized and the US holder's adjusted tax basis in the ordinary shares. In general, a US holder's adjusted tax basis in the ordinary shares will be equal to the amount paid by the US holder for such ordinary shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations", such gain or loss will generally be US source capital gain or loss, and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. If a US holder is an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum US federal income tax rate of 15%. Gains on the sale of ordinary shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the US holder's marginal income tax rate. Capital losses may only be used to offset capital gains, except that US individuals may deduct up to $3,000 of net capital losses against ordinary income. US holders should consult their own tax advisors regarding the availability of this offset.

    PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

    If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company", or PFIC, under US federal income tax law for such year and succeeding years. Based on an analysis of our financial position, we believe that we have not been a PFIC for US federal income tax purposes for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. However, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure US holders that we will not become a PFIC in the future or that the IRS will agree with our conclusion regarding our current PFIC status. We intend to use reasonable efforts to avoid becoming a PFIC. If we determine that we are a PFIC, we will take reasonable steps to notify US holders.

    If we were classified as a PFIC, unless a US holder timely made one of the elections described below, a special tax regime would apply to both:

     - any "excess distribution", which would be such holder's share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder's holding period, if shorter; and

     - any gain realized on the sale or other disposition of the ordinary shares.

    Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the US holder's holding period for the ordinary shares. As a result of this treatment:

     - the amount allocated to the taxable year in which the holder realizes the excess distribution or gain would be taxed as ordinary income;

     - the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

     - the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

    If a US holder makes a mark-to-market election with respect to such holder's ordinary shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such US holder will include as ordinary income each year the excess, if any, of the fair market value of such holder's ordinary shares at the end of the taxable year over the holder's adjusted basis in those shares. Such US holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder's ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The US holder's tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such US holder's ordinary shares will also be taxed as ordinary income.

    The special PFIC tax rules described above also will not apply to a US holder if the holder makes a QEF election, that is, the holder elects to have us treated as a qualified electing fund for US federal income tax purposes. If we determine that we are a PFIC, we will provide US holders with such information as they may require from us in order to make an effective QEF election.

    If a US holder makes a QEF election, the holder will be required to include in gross income for US federal income tax purposes such holder's pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such US holder's tax basis in the ordinary shares will be increased to reflect undistributed amounts that are included in such holder's gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to such holder.

    US holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to the ownership and disposition of ordinary shares.

    US GIFT AND ESTATE TAXES

    An individual US holder generally will be subject to US gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

    BACKUP WITHHOLDING

    Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a 28% rate. Backup withholding will generally not apply to a US holder, however, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the US holder is required to establish the holder's exempt status, the holder generally must provide such certification on Internal Revenue Service Form W-9.

    Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US holder's US federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

ITEM 16

A.   AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Mr. Sinninghe Damste qualifies as an Audit Committee Financial Expert.

B.   CODE OF ETHICS

In 2003, our Supervisory Board approved the Besi Code of Business Conduct and Ethics and Code of Ethics for senior financial staff. A copy of the Code of Business Conduct and Ethics and Code of Ethics for senior financial staff is posted on our website.

C.   PRINCIPAL AUDITOR FEES AND SERVICES

KPMG has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in 2003 and 2002:

                                                December 31,
                                         -------------------------
                                         2002                 2003
(Amounts in thousands)                   EURO                 EURO
----------------------                  ----------------------------
Audit fees                              241,009              184,700
Audit related fees                            -               40,650
Tax fees                                 25,748               56,640
All other fees                              618                    -
                                        ----------------------------
Total                                   267,375              281,990
                                        ============================

AUDIT FEES

Audit fees primarily relate to fees for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries and services in connection with accounting consultations.

AUDIT-RELATED FEES

Audit related fees mainly comprise services in connection with consultations on various accounting issues, possible acquisitions and rendering opinions for different corporate-related items.

TAX FEES

Tax fees related to services in connection with tax advice, including fees associated with tax compliance services for foreign subsidiaries and other audit related tax services for the years ended December 31, 2002 and 2003.

The Audit Committee has approved the external audit plan and related audit fees for the year 2003. The Audit Committee has adopted a policy regarding audit and non-audit services, provided by KPMG. This policy is designed to ensure the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services such as tax-related services and acquisition advisory are permitted. The Audit Committee pre-approves non-audit services not specifically permitted under this policy and reviews the annual external audit plan and any subsequent engagements.

                                    PART III

ITEM 18: FINANCIAL STATEMENTS

    See pages F-1 through F-61.

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

8.1               List of Subsidiaries of BE Semiconductor Industries N.V.

12.1              Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive
                  Officer

12.2              Rule 13a-14(a)/15(d)-14(a) Certification of Director of
                  Finance

13.1              Section 1350 Certification of Chief Executive Officer

13.2              Section 1350 Certification of Director of Finance

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

                              BE SEMICONDUCTOR INDUSTRIES NV

                              By: /s/ Richard W. Blickman
                                  --------------------------------------------
                                  Name: Richard W. Blickman
                                  Title: President and Chief Executive Officer

    Date:  May 11, 2004

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2003

BE SEMICONDUCTOR INDUSTRIES N.V.:

Independent Auditors' Report.................................           F-2

Consolidated Balance Sheets..................................           F-3

Consolidated Statements of Operations........................           F-4

Consolidated Statements of Cash Flows........................           F-5

Consolidated Statements of Shareholders' Equity..............           F-7

Consolidated Statements of Comprehensive Income (loss).......           F-8

Notes to the Consolidated Financial Statements...............           F-9

POSSEHL BESI ELECTRONICS N.V.:

Independent Auditors' Report.................................           F-41

Consolidated Balance Sheets..................................           F-42

Consolidated Statements of Operations........................           F-44

Consolidated Statements of Cash Flows........................           F-45

Consolidated Statements of Shareholders' Equity..............           F-47

Consolidated Statements of Comprehensive Income (loss).......           F-47

Notes to the Consolidated Financial Statements...............           F-48

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income (loss), for each of the years in the three-year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Possehl BESI Electronics N.V., a 30% owned investee company which was sold on November 15, 2001. BE Semiconductor Industries N.V.'s equity in earnings was a loss of (euro) 10,372,000 for the period from January 1, 2001 to November 15, 2001. The financial statements of Possehl BESI Electronics N.V. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Possehl BESI Electronics N.V. for the year ended December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

We refer to Note 2 to the Consolidated Financial Statements that BE Semiconductor Industries N.V. issued also statutory financial statements in accordance with accounting principles in the Netherlands which are available at the Company and will be filed at the Chamber of Commerce of Oost-Brabant (`s-Hertogenbosch). Based upon section 2:395 subsection 2 of the Netherlands Civil Code we state that we expressed an unqualified opinion on these statutory financial statements.

As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As required by SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually.

KPMG Accountants N.V.
`s-Hertogenbosch, the Netherlands
February 10, 2004

                           CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

                                                               December 31,
                                                   -----------------------------------
                                                    2002          2003          2003
                                                    EURO          EURO        USD (1))
                                                   -----------------------------------
Assets

Cash and cash equivalents                          119,866       108,897       137,178
Accounts receivable                                 28,238        17,957        22,621
Inventories                                         33,424        27,880        35,120
Other current assets                                 7,687         9,439        11,890

                                                   -----------------------------------
Total current assets                               189,215       164,173       206,809

Property, plant and equipment                       23,103        30,100        37,917
Goodwill                                            14,690        12,846        16,182
Patents and trademarks                              17,036        13,575        17,100
Other non-current assets                               954           723           911

                                                   -----------------------------------
Total assets                                       244,998       221,417       278,919
                                                   ===================================

Liabilities and shareholders' equity

Current portion of long-term debt and
  capital leases                                     1,228           934         1,177
Accounts payable                                    13,103        10,338        13,023

Accrued liabilities                                 17,272        14,464        18,220

                                                   -----------------------------------
Total current liabilities                           31,603        25,736        32,420

Long-term debt and capital leases                    7,812         7,945        10,008
Deferred gain on sale and lease back                 1,012           927         1,168
Deferred tax liabilities                             4,039         3,112         3,920

                                                   -----------------------------------
Total non-current liabilities                       12,863        11,984        15,096

Minority interest                                       44           191           241

Ordinary shares                                     28,117        28,023        35,300
Preference shares                                        -             -             -
Capital in excess of par value                     177,730       177,478       223,569
Retained deficit                                    (1,744)      (15,241)      (19,199)
Accumulated other comprehensive loss                (3,615)       (6,754)       (8,508)

                                                   -----------------------------------
Total shareholders' equity                         200,488       183,506       231,162

                                                   -----------------------------------
Total liabilities and shareholders' equity         244,998       221,417       278,919
                                                   ===================================

1) See Note 2 of "Notes to the Consolidated Financial Statements".

 The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share and per share data)

                                                                           Year ended December 31,
                                                        -------------------------------------------------------------
                                                            2001             2002             2003             2003
                                                            EURO             EURO             EURO           USD (1))
                                                        -------------------------------------------------------------
Net sales                                                  150,030           83,228           85,500          107,704
Cost of sales                                               96,253           55,849           63,345           79,795

                                                        -------------------------------------------------------------
Gross profit                                                53,777           27,379           22,155           27,909

Selling, general and administrative
  expenses                                                  30,563           26,235           25,436           32,042
Research and development expenses                           15,446           12,470           13,564           17,087
Restructuring charges                                        8,306              786                -                -
Impairment of intangibles                                        -            3,302              287              361
Amortization of intangible assets                            3,848            2,591            2,522            3,177

                                                        -------------------------------------------------------------
Total operating expenses                                    58,163           45,384           41,809           52,667

Operating loss                                              (4,386)         (18,005)         (19,654)         (24,758)
Interest income, net                                         4,240            3,395            2,815            3,546

                                                        -------------------------------------------------------------
Loss before taxes and equity
  in loss of affiliated
  companies and minority interest                             (146)         (14,610)         (16,839)         (21,212)
Income taxes (benefit)                                         518            2,404           (3,292)          (4,147)

                                                        -------------------------------------------------------------
Loss before equity in loss of affiliated companies
and minority interest                                         (664)         (17,014)         (13,547)         (17,065)

Equity in loss of affiliated companies and loss on
  sale of affiliated companies                             (16,314)               -                -                -
Minority interest                                                -                3               50               63

                                                        -------------------------------------------------------------
Net loss                                                   (16,978)         (17,011)         (13,497)         (17,002)
                                                        =============================================================

Loss per share

Basic                                                        (0.53)           (0.54)           (0.44)           (0.55)
Diluted                                                      (0.53)           (0.54)           (0.44)           (0.55)

Weighted average number of shares used to compute
loss per share
Basic                                                   31,794,675       31,462,482       30,813,681       30,813,681
Diluted                                                 31,794,675       31,462,482       30,813,681       30,813,681
                                                        =============================================================

1) See Note 2 of "Notes to the Consolidated Financial Statements".

   The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

                                                                     Year ended December 31,
                                                        -------------------------------------------------
                                                          2001         2002          2003          2003
                                                          EURO         EURO          EURO        USD (1))
                                                        -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                (16,978)     (17,011)     (13,497)     (17,002)

Adjustments to reconcile net loss
  to net cash provided by (used in) operating
  activities:
Depreciation of property, plant and
  equipment                                               4,495        4,135        3,947        4,972
Amortization of intangible assets                         3,848        2,591        2,522        3,177
Impairment of intangibles                                     -        3,302          287          361
Deferred income taxes (benefits)                         (1,541)       2,403         (610)        (768)
Loss (gain) on disposal of equipment                         (5)          13          (32)         (40)
Loss on disposal of subsidiaries and affiliated
  companies                                               4,805            -            -            -
Translation of debt in foreign currency                     176        2,109        2,409        3,035
Minority interest                                             -           (3)         (50)         (63)
Equity in loss of affiliated companies                   11,509            -            -

Effects of changes in assets and liabilities:
Decrease in accounts receivable                          17,484        3,575        9,961       12,548
Decrease (increase) in inventories                       10,847       (2,405)       4,764        6,001
Decrease (increase) in other current assets               3,224       (2,857)      (1,908)      (2,403)
Increase (decrease) in accrued liabilities               (1,335)      (7,393)         124          156
Increase (decrease) in accounts payable                 (21,587)       7,317       (2,621)      (3,302)

                                                        ----------------------------------------------
Net cash provided by (used in) operating activities
                                                         14,942       (4,224)       5,296        6,672

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                     (3,393)      (4,903)     (11,889)     (14,976)
Proceeds from sale of property, plant and equipment          28        6,789           93          117
Proceeds from sale of subsidiaries and
  affiliated companies                                   18,091            -            -            -
Acquisition of subsidiaries, net of cash
  acquired                                                 (170)     (10,605)           -            -
Decrease in advances to affiliated
  companies                                                 173            -            -            -

                                                        ----------------------------------------------
Net cash provided by (used in) investing activities      14,729       (8,719)     (11,796)     (14,859)
                                                        ==============================================

1) See Note 2 of "Notes to the Consolidated Financial Statements".

Consolidated Statements of Cash Flows
(Amounts in thousands)

                                                                     Year ended December 31,
                                                       --------------------------------------------------
                                                         2001          2002          2003         2003
                                                         EURO          EURO          EURO        USD (1))
                                                       --------      --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital leases
                                                         (1,704)       (1,646)       (1,233)       (1,553)
Proceeds from long-term debt                                  -             -         1,185         1,493
Net proceeds from (payments of) advances
  from customers                                         (9,688)        1,015        (2,644)       (3,331)
Payments of bank lines of credit                              -        (1,324)            -             -
Purchase of own shares                                        -        (4,885)         (346)         (436)
Proceeds from minority shareholder                            -            48           221           278

                                                        -------------------------------------------------
Net cash used in financing activities
                                                        (11,392)       (6,792)       (2,817)       (3,549)

Net increase (decrease) in cash and cash equivalents
                                                         18,279       (19,735)       (9,317)      (11,736)

Effect of changes in exchange rates on cash
  and cash equivalents                                      378        (1,905)       (1,652)       (2,081)
Cash and cash equivalents at beginning of
  the year                                              122,849       141,506       119,866       150,995

                                                        -------------------------------------------------
Cash and cash equivalents at end of the year            141,506       119,866       108,897       137,178
                                                        =================================================

Supplemental disclosure:

Cash paid for interest                                      833           710           655           825
Cash paid for income taxes                                2,822           653           117           147
                                                        =================================================

1) See Note 2 of "Notes to the Consolidated Financial Statements".

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

Consolidated Statements of Shareholders' Equity
(Amounts in thousands except share data)

                                                                                                  Accumulated
                                                             Share      Capital                      other       Total
                                             Number of      capital    in excess      Retained   comprehensive   share-
                                             ordinary        at par      of par       earnings       income     holders'
                                              shares         value       value        (deficit)      (loss)      equity
                                            outstanding      EURO         EURO          EURO          EURO        EURO
                                            ----------------------------------------------------------------------------
Balance at December 31, 2000                31,794,675       28,933       181,799       32,245       4,766       247,743

Net loss                                             -            -             -      (16,978)          -       (16,978)
Exchange rate changes for the year                   -            -             -            -       1,139         1,139
Reclassification - adjustment for
  exchange rate changes on sale of
  affiliated companies realized in net
  loss                                               -            -             -            -      (3,602)       (3,602)

                                            ----------------------------------------------------------------------------
Balance at December 31, 2001                31,794,675       28,933       181,799       15,267       2,303       228,302

Net loss                                             -            -             -      (17,011)          -       (17,011)
Exchange rate changes for the year                   -            -             -            -      (5,918)       (5,918)
Repurchases of own shares                     (896,447)        (816)       (4,069)           -           -        (4,885)

                                            ----------------------------------------------------------------------------
Balance at December 31, 2002                30,898,228       28,117       177,730       (1,744)     (3,615)      200,488

Net loss                                             -            -             -      (13,497)          -       (13,497)
Exchange rate changes for the year                   -            -             -            -      (3,139)       (3,139)
Repurchases of own shares                     (103,568)         (94)         (252)           -           -          (346)

                                            ----------------------------------------------------------------------------
Balance at December 31, 2003                30,794,660       28,023       177,478      (15,241)     (6,754)      183,506
                                            ============================================================================

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)

                                                                                Year ended December 31,
                                                                   ---------------------------------------------------
                                                                     2001          2002          2003          2003
                                                                     EURO          EURO          EURO         USD (1))
                                                                   ---------------------------------------------------
Net loss                                                           (16,978)      (17,011)      (13,497)       (17,002)

Other comprehensive income (loss):

Foreign currency translation adjustment                              1,139        (5,918)       (3,139)        (3,954)
Adjustment for exchange rate changes on sale of
  affiliated companies realized in net loss                         (3,602)            -             -              -
                                                                   --------------------------------------------------
Comprehensive loss                                                 (19,441)      (22,929)      (16,636)       (20,956)
                                                                   ==================================================

Accumulated other comprehensive income (loss) consists of:

                                                                                  Year ended December 31,
                                                                     --------------------------------------------------
                                                                      2001         2002          2003          2003
                                                                      EURO         EURO          EURO         USD (1))
                                                                     --------------------------------------------------
Foreign currency translation adjustment                               2,303       (3,615)       (6,754)        (8,508)

                                                                      -----------------------------------------------
Accumulated other comprehensive income (loss)                         2,303       (3,615)       (6,754)        (8,508)
                                                                      ===============================================

1) See Note 2 of "Notes to the Consolidated Financial Statements".

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      BASIS OF PRESENTATION

BE Semiconductor Industries N.V. ("Besi") was incorporated in the Netherlands in May 1995 as a wholly owned subsidiary of AdCapital AG, former Berliner Elektro Holding AG (together with its consolidated subsidiaries, "Berliner Elektro") to serve as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. Besi's principal operations are in the Netherlands, Asia and the United States. Besi operates its business through its subsidiaries Fico B.V. ("Fico"), Meco International B.V. ("Meco") and their respective subsidiaries and Besi Die Handling Inc. ("Besi Die Handling").

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

In April 2000, 18.4 million ordinary shares of Besi were sold to investors through the Euronext (former Amsterdam Stock Exchange), Frankfurt Stock Exchange and Nasdaq Stock Market at a price of (euro)?18.00 (US$ 17.30). Besi sold a total of 5.4 million shares, including the exercise of the underwriters' over-allotment option of 2.4 million shares. Berliner Elektro sold 13 million shares, thereby reducing its ownership of Besi's ordinary shares from approximately 55% to less than 5%. The gross and net proceeds of the offering to Besi were (euro)?97.2 million and (euro)?94.0 million, respectively.

On November 15, 2001, Besi sold its 30% equity interest in Possehl BESI Electronics N.V. ("PBE") to L. Possehl & Co., mbH (`'Possehl") for (euro) 18.1 million in cash. In connection with this transaction, Besi recorded a loss on disposal of (euro) 4.8 million. This loss is included in equity in loss of affiliated companies and loss on sale of affiliated companies in the Consolidated Statements of Operations.

    On January 4, 2002, Besi acquired Laurier for a cash consideration of US$
8.9 million. Acquisition cost amounted to US$ 0.5 million. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments. The purchase price, including acquisition costs, was allocated as follows:

(In thousands)                                    USD
--------------                                   ------
Net tangible assets                              1,161
Patents                                          1,508
Goodwill                                         6,695

                                                 -----
                                                 9,364
                                                 =====

The patents are amortized over their estimated useful life of 13 years. The goodwill resulting from the transaction will not be amortized, but will instead be evaluated for impairment in accordance with SFAS No. 142. The pro forma impact of this acquisition on prior year financial information is not significant.

2      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRESENTATION

The accompanying Consolidated Financial Statements include the accounts of BE Semiconductor Industries N.V. and its consolidated subsidiaries (collectively, "the Company"). The Company follows accounting principles generally accepted in the United States of America ("US GAAP").

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with US GAAP. In accordance with these principles, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002 and of that date, goodwill amortization ceased. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

The accompanying Consolidated Financial Statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2003 ((euro) 1.00 = US$ 1.2597). Such translations should not be construed as representations that the euro amounts could be converted into US dollar amounts at that or any other date. All euro and US dollar amounts are expressed in thousands, unless otherwise stated.

PRINCIPLES OF CONSOLIDATION

As of December 31, 2003, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

                                                                                    PERCENTAGE OF
                NAME                                      LOCATION                    OWNERSHIP
                ----                                      --------                  ------------
BE Semiconductor Industries USA, Inc.          Londonderry, New Hampshire, USA           100%
Fico B.V.                                      Duiven, the Netherlands                   100%
Fico Molding Systems B.V.                      Duiven, the Netherlands                   100%
Fico Trim & Form Integration Systems B.V.      Duiven, the Netherlands                   100%
Fico Tooling B.V.                              Duiven, the Netherlands                   100%
Fico Tooling Leshan Company Ltd.               Leshan, China                              87%
Fico Asia SDN. BHD.                            Shah Alam, Malaysia                       100%
Fico America Inc.                              Chandler, Arizona, USA                    100%
ASM Fico (F.E.) SDN. BHD.                      Shah Alam, Malaysia                      99.9% (1))
Besi Korea Ltd.                                Seoul, Korea                              100%
Fico Hong Kong Ltd.                            Hong Kong, China                          100%
Nihon Fico Ltd.                                Tokyo, Japan                              100%
Fico Sales & Service Pte. Ltd.                 Singapore                                 100%
Meco International B.V.                        Drunen, the Netherlands                   100%
Meco Equipment Engineers B.V.                  Drunen, the Netherlands                   100%
Besi Japan Co. Ltd.                            Tokyo, Japan                              100%
Meco Equipment Engineers Inc.                  Rock Hill, South Carolina, USA            100%
Meco Equipment Engineers (Far East) Pte Ltd.   Singapore                                 100%
Besi Die Handling Inc.                         Londonderry, New Hampshire, USA           100% (2))

1) The Company has a 100% beneficial ownership.

2) On April 13, 2003 The Company's 100% subsidiary Lilogix Inc. (d/b/a RD Automation) was merged into Laurier Inc. The name of the Company has been changed into Besi Die Handling Inc.

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

Using qualifying criteria defined in SFAS No. 133 and 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2003, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

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

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Realized exchange rate differences are recorded in the Consolidated Statements of Operations in selling, general and administrative expenses.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

CATEGORY                                               ESTIMATED USEFUL LIFE
--------                                               ---------------------
Buildings                                                   15 - 30 years
Leasehold improvements (1))                                  5 - 10 years
Machinery and equipment                                      2 - 10 years
Office furniture and equipment                               3 - 10 years

(1)) Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

LEASES

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years) was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

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

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test had to be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, had to be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of adoption. See further discussion of the goodwill transitional impairment tests and the annual impairment tests in Note 7.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The Company does not have any identifiable assets with indefinite lives.

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

Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against the Company is to enforce the Company's obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

WARRANTY EXPENSE

The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized, that is, at the time of shipment. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expenses when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. Technical development credits ("Technische Ontwikkelingskredieten" or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 19).

PENSION COSTS

A majority of the employees in the Netherlands participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective collective bargaining agreements. All other pension plans are funded with insurance companies based on a defined contribution plan. The Company has no other liability regarding pensions other than payment of annual premiums, which are charged against earnings.

STOCK OPTIONS

The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net loss and loss per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net loss for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                       2001                  2002                  2003
(Amounts in thousands)                                                 EURO                  EURO                  EURO
----------------------                                                 ----                  ----                  ----
Net loss as reported                                                 (16,978)              (17,011)              (13,497)
Deduct: Stock-based employee compensation expense
   determined under fair value based method for all
   awards, net of related tax effects
                                                                      (1,040)               (1,407)               (1,036)
Add: Stock-based compensation expense included in net
   loss, net of related tax effect                                         -                     -                    26
                                                                     ---------------------------------------------------
Pro forma net loss                                                   (18,018)              (18,418)              (14,507)

BASIC LOSS PER SHARE:
As reported                                                            (0.53)                (0.54)                (0.44)
Pro forma                                                              (0.57)                (0.59)                (0.47)

DILUTED LOSS PER SHARE:
As reported                                                            (0.53)                (0.54)                (0.44)
Pro forma                                                              (0.57)                (0.59)                (0.47)

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

PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with International Financial Reporting Standards ("IFRS"). While the Company intends to continue publishing US GAAP financial statements, the Company also will publish its Consolidated Financial Statements in accordance with IFRS from January 1, 2005 onwards.

The Company is currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect our net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments and goodwill and intangible assets.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted

SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

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

In April 2002, the FASB issued SFAS No. 145, "Recission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections". In rescinding SFAS No. 4 and 64, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of the Interpretation as at December 31, 2002 and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have a material impact on the Company's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure requirements of SFAS No.148 and such disclosure is reflected in the Consolidated Financial Statements for the year ended December 31, 2003.

In January 2003, the FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity ("VIE") if it has
(i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities ("SPEs"). The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period beginning after December 15, 2003. For any VIE that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. The Company is continuing to evaluate the provisions of FIN 46. While the Company does not believe that the Company has any VIEs that would be required to be consolidated, management is nonetheless evaluating the provisions of FIN 46.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to address (i) decisions reached by the Derivatives Implementation Group, (ii) developments in other Board projects that address financial instruments, and (iii) implementation issues related to the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's Consolidated Financial Statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's Consolidated Financial Statements.

3      ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

                                                                December 31,
                                                        ---------------------------
                                                         2002                 2003
                                                         EURO                 EURO
                                                        ---------------------------
Accounts receivable                                     31,150               19,742
Allowance for doubtful accounts                         (2,912)              (1,785)

                                                        ---------------------------
Total accounts receivable, net                          28,238               17,957
                                                        ===========================

A summary of activity in the allowance for doubtful accounts is as follows:

                                                                        2001                2002                 2003
                                                                        EURO                EURO                 EURO
                                                                       ----------------------------------------------
Balance at January 1,                                                  2,524               4,502                2,912
Provision (release) for allowance for doubtful accounts
                                                                       2,014              (1,364)                (894)
Addition due to acquisition of subsidiary                                  -                  52                    -
Accounts receivable written off                                          (36)               (173)                (127)
Foreign currency translation                                               -                (105)                (106)

                                                                       ----------------------------------------------
Balance at December 31,                                                4,502               2,912                1,785
                                                                       ==============================================

4      INVENTORIES

Inventories, net consist of the following:

                                                                                                  December 31,
                                                                                         ----------------------------
                                                                                           2002                  2003
                                                                                           EURO                  EURO
                                                                                         ----------------------------
Precious metals                                                                              20                    27
Raw materials                                                                            12,106                11,448
Work in progress                                                                         18,142                13,401
Finished goods                                                                            3,156                 3,004

                                                                                         ----------------------------
Total inventories, net                                                                   33,424                27,880
                                                                                         ============================

A summary of activity in the allowance for obsolescence is as follows:

                                                                        2001                2002                 2003
                                                                        EURO                EURO                 EURO
                                                                       ----------------------------------------------
Balance at January 1,                                                  3,713               5,950                5,198
Provision for loss on obsolete inventory                               2,541                 707                3,362
Addition due to acquisition of subsidiary                                  -                 215                    -
Inventory written off                                                   (315)             (1,437)                (857)
Foreign currency translation                                              11                (237)                (271)

                                                                       ----------------------------------------------
Balance at December 31,                                                5,950               5,198                7,432
                                                                       ==============================================

5      OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                                                                   December 31,
                                                                                           --------------------------
                                                                                            2002                 2003
                                                                                            EURO                 EURO
                                                                                           --------------------------
VAT receivables                                                                            2,233                1,618
Income taxes                                                                               2,242                4,732
Subsidies and development credits receivable                                                 158                  108
Interest receivable                                                                          875                1,103
Deposits                                                                                     197                  105
Prepaid expenses                                                                           1,028                1,053
Deferred tax assets                                                                          389                  110
Other                                                                                        565                  610

                                                                                           --------------------------
Total other current assets                                                                 7,687                9,439
                                                                                           ==========================

6      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following:

                                                Land, buildings                        Office
                                                 and leasehold       Machinery      furniture and     Assets under
                                                 improvements      and equipment     equipment        construction        Total
                                                -------------------------------------------------------------------------------
                                                    EURO               EURO             EURO             EURO              EURO
                                                -------------------------------------------------------------------------------
Balance at January 1, 2003:
Cost                                               14,759              24,687           16,748            2,566           58,760
Accumulated depreciation                           (5,073)            (17,000)         (13,584)               -          (35,657)

                                                   -----------------------------------------------------------------------------
Property, plant and equipment, net                  9,686               7,687            3,164            2,566           23,103

Changes in book value in 2003:
Investments                                         5,994               5,977            1,320           (1,402)          11,889
Disposals                                              (2)               (101)             (40)               -             (143)
Depreciation                                         (537)             (1,883)          (1,527)               -           (3,947)
Foreign currency translation                         (314)               (361)             (83)             (44)            (802)

                                                   -----------------------------------------------------------------------------
Total changes                                       5,141               3,632             (330)          (1,446)           6,997

Balance at December 31, 2003:
Cost                                               20,363              29,435           17,255            1,120           68,173
Accumulated depreciation                           (5,536)            (18,116)         (14,421)               -          (38,073)

                                                   -----------------------------------------------------------------------------
Property, plant and equipment, net                 14,827              11,319            2,834            1,120           30,100
                                                   =============================================================================

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

                                                                      December 31,
                                                             ---------------------------
                                                               2002                 2003
                                                               EURO                 EURO
                                                             ---------------------------
Land and buildings                                            9,453                9,453
Machinery, equipment and office furniture                       215                   54
Accumulated depreciation                                     (1,588)              (1,806)

                                                             ---------------------------
Total                                                         8,080                7,701
                                                             ===========================

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

The Company reviewed its business and determined that there were four reporting units to be reviewed for impairment in accordance with the standard. The reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

The Company has determined that its annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, the Company consolidated its flip chip die attach equipment business and die sorting equipment business into a single reporting unit, die handling equipment. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, the Company revised its earnings forecasts for each of its business units that were tested for impairment in the fourth quarter of fiscal year 2002. As a result, the Company recognized a goodwill impairment loss of (euro) 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

In the fourth quarter of 2003, the Company tested its intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment to an amount of (euro) 287 was recorded. No impairment on other intangibles was required.

The Company does not have any identifiable assets with indefinite lives.

Goodwill, patents and trademarks, net consist of the following:

                                                            Goodwill         Patents      Trademarks            Total
                                                            ---------------------------------------------------------
                                                              EURO             EURO          EURO               EURO
                                                            ---------------------------------------------------------
Balance at January 1, 2003:
Cost                                                          22,690          35,172             708           58,570
Accumulated amortization                                      (8,000)        (18,717)           (127)         (26,844)

                                                              -------------------------------------------------------
Goodwill, patents and trademarks                              14,690          16,455             581           31,726

Changes in book value in 2003:
Amortization                                                       -          (2,472)            (50)          (2,522)
Impairment of intangibles                                          -            (287)              -             (287)
Foreign currency translation                                  (1,844)           (560)            (92)          (2,496)

                                                              -------------------------------------------------------
                                                              (1,844)         (3,319)           (142)          (5,305)

Balance at December 31, 2003:
Cost                                                          20,144          34,478             591           55,213
Accumulated amortization                                      (7,298)        (21,342)           (152)         (28,792)

                                                              -------------------------------------------------------
Goodwill, patents and trademarks                              12,846          13,136             439           26,421
                                                              =======================================================

Aggregate amortization expense for the year ended December 31, 2003 was (euro)
2.5 million. Estimated amortization expense for each of the next five years is
(euro) 2.5 million per year.

The following table reflects the impact that SFAS No. 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

                                                              2001
                                                              EURO
                                                            -------
Reported net loss                                           (16,978)
Ceased goodwill amortization                                  1,062

                                                            -------
Adjusted net loss                                           (15,916)

Reported loss per share - basic and diluted                   (0.53)
Ceased goodwill amortization                                   0.03

                                                            -------
Adjusted loss per share - basic and diluted                   (0.50)
                                                            =======

8        INVESTMENT IN AFFILIATED COMPANIES

The Company sold its 30% equity interest in PBE on November 15, 2001, for (euro)
18.1 million cash. As a result, the investment in affiliated companies as of December 31, 2002 and 2003 is nil.

The Company's equity in loss of affiliated companies and loss on sale of affiliated companies consists of the 30% interest of the company in the results of PBE:

                                                                  January 1 to
                                                                  November 15,
                                                                  ------------
                                                                      2001
                                                                      EURO
                                                                  --------------
Equity in loss of affiliated companies                              (10,372)
Amortization of goodwill                                             (1,137)
Loss on sale of affiliated companies                                 (4,805)

                                                                    -------
Equity in loss of affiliated companies and loss on sale of
affiliated companies, net                                           (16,314)
                                                                    =======

The loss on sale of affiliated companies of PBE included the reversal of the portion of the cumulative translation adjustment component of shareholders' equity relating to the investment in PBE, which reduced the loss by (euro) 5.3 million.

The following table presents condensed financial information of results of operations of PBE:

                                                      January 1, to
                                                       November 15,
                                                      -------------
                                                          2001
                                                          EURO
                                                          ----
Net sales                                              155,916
Gross profit                                            16,944
Operating loss                                         (31,013)
Net loss before minority interest                      (34,216)
Net loss                                               (34,572)
                                                       =======

In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of (euro) 5.8 million in the results of PBE in 2001. PBE has, in compliance with US GAAP, disclosed the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001. Also, as required by US GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001, were prepared on the basis of the newly adopted accounting principle.

Subsequent to the sale of its 30% interest in PBE, the Company no longer had any representation on the board of directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations. The Company's proportionate share in the results of PBE in the accompanying financial statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the Consolidated Financial Statements of the Company would not affect the net loss of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

The sum of the Company's 30% share of PBE's cumulative effect of change in accounting principle and the 2001 impact of the newly adopted accounting principle of (euro) 1.7 million would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE at November 15, 2001.

The following table summarizes related party transactions with PBE:

                                                    January 1, to
                                                     November 15,
                                                    -------------
                                                         2001
                                                         EURO
                                                         ----
Sales                                                   3,486
Purchases                                                 270
                                                        =====

9      DEFERRED INCOME TAXES

The items giving rise to the deferred tax liabilities, net were as follows:

                                                               December 31,
                                                       ---------------------------
                                                         2002                 2003
                                                         EURO                 EURO
                                                       ---------------------------
Deferred tax assets
- Operating loss carry forwards                         3,398                5,001
- Intercompany interest                                 1,672                1,905
- Intangible assets                                     3,206                2,158
- Inventories                                             724                  898
- Provisions                                              672                  272
- Other items                                             133                  264
                                                       ---------------------------
Total deferred tax assets, gross                        9,805               10,498
- Valuation allowance                                  (8,859)              (9,834)
                                                       ---------------------------
Total deferred tax assets, net                            946                  664

Deferred tax liabilities
- Intangible assets                                    (4,811)              (3,882)
- Other items                                              (3)                  (2)
                                                       ---------------------------
Total deferred tax liabilities                         (4,814)              (3,884)

Total deferred tax assets (liabilities)                (3,868)              (3,220)
                                                       ===========================

Deferred tax assets
- Current                                                 389                  110
- Non-current                                             557                  554
                                                       ---------------------------
                                                          946                  664

Deferred tax liabilities
- Current                                                (775)                (772)
- Non-current                                          (4,039)              (3,112)
                                                       ---------------------------
                                                       (4,814)              (3,884)

                                                       ---------------------------
Total deferred tax assets (liabilities)                (3,868)              (3,220)
                                                       ===========================

The deferred tax assets for operating loss carry forwards are related to the US and Japanese operations of the Company. Under applicable US tax law, the carry forwards related to the Company's US operating losses of (euro) 12.0 million expire during the periods of 2010 through 2023. The carry forwards related to the Company's Japanese operating losses amounting to (euro) 1.4 million expire during the periods of 2004 through 2008, of which (euro) 0.2 million will expire in 2004.

A summary of activity in the valuation allowance on the deferred tax assets is as follows:

                                                                        2001                2002                2003
                                                                        EURO                EURO                EURO
                                                                       ----------------------------------------------
Balance at January 1,                                                  1,161               1,677                8,859
Provision for allowance on deferred tax assets
                                                                         492               7,214                2,777
Release due to expiration of net operating losses
carried forward                                                            -                   -                  (98)
Foreign currency translation                                              24                 (32)              (1,704)

                                                                       ----------------------------------------------
Balance at December 31,                                                1,677               8,859                9,834
                                                                       ==============================================

The increase in the total valuation allowance for the year ended December 31, 2001, 2002 and 2003 was (euro) 516, (euro) 7,182 and (euro) 975, respectively, principally due to uncertainty regarding the realization of the deferred tax assets of the Company's US and Japanese subsidiaries through future taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of (euro) 6.0 million to establish a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on recent US tax losses, which were given substantially more weight than forecasts of future profitability in the Company's evaluation of whether it is more likely than not that the US net operating loss carry forwards will be realized. Until the Company utilizes these US operating loss carry forwards, its income tax provision will reflect mainly domestic taxation. The US tax assets arising in 2003 have been written down to nil.

The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico, Meco and Besi Die Handling.

10    SHORT-TERM DEBT

At December 31, 2003, Fico had credit facilities of (euro) 7,487 with ING Bank N.V. to meet working capital needs. At December 31, 2002 and 2003, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by (euro) 161 and (euro) 74 at December 31, 2002 and 2003, respectively, in outstanding bank guarantees. The credit facility agreement includes covenants requiring Fico to maintain certain financial ratios.

At December 31, 2003, Meco had credit facilities of (euro) 5,899 with SNS Bank Nederland N.V. to meet working capital needs. At December 31, 2002 and 2003, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by (euro) 162 and (euro) 0 as of December 31, 2002 and 2003, respectively, in outstanding bank guarantees, and (euro) 1,001 and (euro) 483 as of December 31, 2002 and 2003, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreement includes covenants requiring Meco to maintain certain financial ratios.

The Company was in compliance with, or had received waivers for, all loan covenants at December 31, 2002 and 2003.

11    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                          December 31,
                                                      -------------------
                                                        2002        2003
                                                        EURO        EURO
                                                      -------      ------
Advances from customers                                4,234        1,563
Warranty provision                                     2,446        1,753
Income taxes                                              32           61
Other taxes and social security                          516          631
Salaries and payroll related items                     3,272        2,894
Accrued commissions                                    1,024          777
Development credits payable                              528          577
Restructuring                                          1,281          521
Provision for purchase obligations                         -          645
Deferred tax liabilities                                 775          772
Other                                                  3,164        4,270
                                                      ------       ------
Total accrued liabilities                             17,272       14,464
                                                      ======       ======

A summary of activity in the warranty provision is as follows:

                                            2001       2002         2003
                                            EURO       EURO         EURO
                                           -------    ------       ------
Balance at January 1,                        4,529     3,102        2,446
Provision (release) for loss on warranty       929       853         (368)
Addition due to acquisition of subsidiary        -       127            -
Cost for warranty                           (2,360)   (1,613)        (292)
Foreign currency translation                     4       (23)         (33)
                                           -------    ------       ------

Balance at December 31,                      3,102     2,446        1,753
                                           =======    ======       ======

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

Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its die handling systems business unit by approximately 28%. The Company recorded a pre-tax restructuring charge of E 0.8 million (E 0.6 million after tax) in connection with this relocation and reduction in workforce at its die handling systems' business.

Changes in the restructuring reserve were as follows:

                                          2001     2002    2003
                                          EURO     EURO    EURO
                                          ----     ----    ----
Balance at January 1,                         -    5,487   1,281
Additions                                 8,306    1,991       -
Releases                                      -   (1,201)      -
Impairment on assets                          -     (107)      -
Cash payments                            (2,819)  (4,889)   (760)
                                         ------   ------   -----
Balance at December 31,                   5,487    1,281     521
                                         ======   ======   =====

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for restructuring activities are expected to be E 0.5 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

13    DEFERRED GAIN ON SALE AND LEASE BACK

On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of this real estate amounted to (euro) 5.4 million. The Company's gain on this transaction of (euro) 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total (euro) 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2002 and 2003 amounts to (euro) 1,012 and (euro) 927, respectively.

14    LONG-TERM DEBT AND CAPITAL LEASES

                                                                                   December 31,
                                                                                ------------------
                                                                                 2002        2003
                                                                                 EURO        EURO
                                                                                -------    -------
A. Long-term loan from De Nationale Investerings Bank
       N.V. ("NIB"), fixed interest rate at 8.85%                                 1,270        635

B. Subordinated debt, fixed interest rate at 9.125%                                 320          -

C. Capital lease of property Duiven, the Netherlands, Interest rate
     Interbancair rate + 0.9% (Interest rate
     at 4.1% at December 31, 2003)                                                7,450      7,173

D. Long-term loan from Industrial & Commercial Bank of China, Leshan,
     China (Average interest rate at
     3.04% at December 31, 2003)                                                      -      1,061

   Capital leases at various interest rates                                           -         10
                                                                                -------    -------
                                                                                  9,040      8,879

   Less: current portion                                                         (1,228)      (934)
                                                                                -------    -------
   Total long-term debt and capital leases                                        7,812      7,945
                                                                                =======    =======

A. Principal payments of (euro) 159 are due quarterly and commenced on March 20, 2000. This term loan includes covenants requiring Fico to maintain certain financial ratios and to meet other non-financial requirements. The Company was in compliance with all applicable covenants at December 31, 2002 and 2003.

B.    Final installments have been made in 2003.

C. The Company leases a building in Duiven, the Netherlands. The lease commenced in July 1997 and has a term of 15 years. The lease payment includes a variable interest rate component and was (euro) 145 per quarter as of December 31, 2003. After 15 years the Company has the right to buy the building for (euro) 5.1 million.

D. The long-term loan consist of a loan of (euro) 290 denominated in Renminbi and two loans totaling (euro) 771 denominated in US Dollar for the financing of the Company's activities in China. The interest rate is fixed for one year and amounts to 5.31% and 2.19%, respectively. Total repayment is due in September 2006. The loan is secured by a mortgage on the Company's premises in Leshan, China.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

                                                          Long-term debt   Capital leases
                                                               EURO             EURO
                                                          --------------   --------------
2004                                                            645              579
2005                                                              -              579
2006                                                          1,061              579
2007                                                              -              579
2008                                                              -              579
2009 and thereafter                                               -            6,320
                                                              -----          -------
Total                                                         1,706            9,215
Less: imputed interest                                                        (2,042)
Less: current portion of capitalized lease obligation                           (289)
                                                                             -------
Non-current portion of capitalized lease obligation                            6,884
                                                                             =======

15    EMPLOYEE BENEFITS

PENSION PLANS

The employees of the Dutch subsidiaries of BE Semiconductor Industries N.V. participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective bargaining agreements. Contributions under this multi-employer union plan were (euro) 3,441 in 2001,
(euro) 2,935 in 2002 and (euro) 3,354 in 2003. Contribution for defined contribution plans, which provide retirement benefits that cover substantially all other employees were (euro) 414 in 2001, (euro) 490 in 2002 and (euro) 200 in 2003. The Company has no continuing obligations other than the annual payments.

The Company's US, Malaysian, Korean, Japanese and Chinese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea, Japan and China, respectively.

EMPLOYEE STOCK OPTION PLANS

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options on ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

In the years 2000 through 2003, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted during 2001, 2002 and 2003, which received fixed accounting treatment. For the stock options granted in 2001, 2002 and 2003 that receive variable accounting treatment, an amount of (euro) 26, net of tax, was recognized as compensation cost based on the market value of the Company's ordinary shares as of December 31, 2003.

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

Following is a summary of changes in Besi options:

                                         2001                  2002                  2003
                                            Weighted               Weighted             Weighted
                                            average                average              average
                                            exercise               exercise             exercise
                                 Number of   price     Number of    price    Number of   price
                                  options     EURO      options      EURO     options     EURO
                                 ---------  --------   ---------   -------   ---------  -------
Fixed option plans
Outstanding, beginning of year
                                   597,186     13.18     821,896     12.10    929,095     11.56
Options granted                    253,066      9.51     223,337      9.32    162,905      3.46
Options expired                          -         -     (51,692)    11.28    (53,598)    10.05
Options forfeited                  (28,356)    11.90     (64,446)    10.90    (62,634)    12.14
                                 ---------  --------   ---------     -----    -------     -----
Outstanding, end of year           821,896     12.10     929,095     11.56    975,768     10.25
                                 =========  ========   =========     =====    =======     =====

Exercisable, end of year           181,284     12.12     190,798     11.74    431,366     13.48
                                 =========  ========   =========     =====    =======     =====

Variable option plans

Outstanding, beginning of year
                                         -         -      67,983      9.55    122,710      9.23
Options granted                     73,786      9.55      67,627      8.94     48,466      3.22
Options forfeited                   (5,803)     9.55     (12,900)     9.44     (7,071)     7.26
                                 ---------  --------   ---------     -----    -------     -----
Outstanding, end of year            67,983      9.55     122,710      9.23    164,105      7.54
                                 =========  ========   =========     =====    =======     =====

Exercisable, end of year                 -         -           -         -          -         -
                                 =========  ========   =========     =====    =======     =====

Stock options outstanding and exercisable at December 31, 2003:

                                   Options outstanding                       Options exercisable
                                   -------------------                       -------------------
                                         Weighted
                                          average          Weighted                     Weighted
                                         remaining     average exercise             average exercise
                         Number of   contractual life      price in      Number of     price in
Range of exercise price   options         (years)            EURO         options          EURO
-----------------------  ---------   ----------------  ----------------  ---------  ----------------
Fixed option plans

(euro) 3.22               144,339        5.25              3.22                -            -
(euro) 5.20 -E7.70         50,200        2.28              6.30           37,200         6.35
(euro) 8.94 -E10.31       529,063        3.54              9.69          142,000         9.80
(euro) 14.65 -E17.90      252,166        2.44             16.61          252,166        16.61
                          =======        ====             =====          =======        =====

Variable option plans

(euro) 3.22                46,266        5.25              3.22                -            -
                          -------        ----             -----          -------        -----
(euro) 8.94 -E10.31       117,839        3.86              9.55                -            -
                          =======        ====             =====          =======        =====

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

                                       2001    2002      2003
                                      -----    -----     -----
Expected life (years)                   5.8     5.7       5.7
Expected stock price volatility        54.1%   55.2%     55.0%
Risk-free rate                          5.0%    4.9%      3.7%

The per share weighted average fair value of options granted during 2001, 2002 and 2003 was (euro) 5.40, (euro) 5.30 and (euro) 1.85, respectively.

16    SHARE CAPITAL

As of December 31, 2002 and December 31, 2003, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of (euro) 0.91 per share, and 55,000,000 preference shares, nominal value (euro) 0.91 per share. At December 31, 2002 and December 31, 2003, 30,898,228 and 30,794,660 ordinary shares, respectively, were outstanding. No preference shares were outstanding at December 31, 2002 and December 31, 2003.

On June 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of March 10, 2003, the Company had repurchased all 1,000,000 ordinary shares authorized under the repurchase program at an average price of (euro) 5.22 per share. During 2003, the Company repurchased 103,568 ordinary shares at an average price of (euro) 3.35 per share.

17    FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the US dollar and dollar-linked currencies, since approximately 28% of the Company's sales are denominated in US dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in US dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2002 and 2003, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualify as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was E 658 and E 551 at December 31, 2002 and 2003, respectively. The Company believes that the risk of significant loss from credit risk is remote, because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts:

                                    December 31,
                                  ---------------
                                   2002     2003
                                   EURO     EURO
                                  -----     -----
To sell US dollars for euro       8,898     8,984
To buy euro for Japanese yen          -     1,052
                                  =====     =====

At December 31, 2002 and 2003, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to (euro) 685 and (euro) 557, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of the Company's financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a positive value of (euro) 658 at December 31, 2002 and a positive value of (euro) 526 at December 31, 2003, respectively.

Foreign currency losses amounted to (euro) 69, (euro) 294 and (euro) 348 for the years ended December 31, 2001, 2002 and 2003, respectively, and are reported as part of selling, general and administrative expenses.

18    COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under operating leases. As of December 31, 2003, the required minimum lease commitments were as follows:

                                                  EURO
                                                  -----
2004                                              1,171
2005                                                901
2006                                                827
2007                                                766
2008                                                717
2009 and thereafter                               4,234
                                                  -----
Total                                             8,616
                                                  =====

Committed rental expense was (euro) 1.6 million, (euro) 9.1 million and (euro)
7.7 million as of December 31, 2001, 2002 and 2003, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment, materials and hiring of specific external technical staff totaling
(euro) 5.4 million as of December 31, 2003. Furthermore, the Company had contractual purchase obligations relating to the construction of manufacturing facilities of (euro) 0.4 million at December 31, 2003.

Lease and rental expenses amounted to (euro) 1.7 million, (euro) 1.8 million and
(euro) 1.6 million for the years ended December 31, 2001, 2002 and 2003, respectively

19    RESEARCH AND DEVELOPMENT CREDITS

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2003. The remaining amount (including interest) contingently repayable was
(euro) 4,547 and (euro) 4,704 at December 31, 2002 and 2003, respectively. The amounts reflected in accrued liabilities at December 31, 2002 and 2003, with respect to sales of molding systems, were (euro) 425 and (euro) 105 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2003. The remaining amount (including interest) contingently repayable was (euro) 1,295 and (euro) 908 at December 31, 2002 and 2003, respectively. The amounts reflected in accrued liabilities at December 31, 2002 and 2003, with respect to sales of trim and form systems were (euro) 103 and (euro) 472, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to (euro) 290 in 2001, (euro) 409 in 2002 and (euro) 315 in 2003.

20    SEGMENT, GEOGRAPHIC AND CUSTOMERS' INFORMATION

The Company designs, develops, manufactures, markets and services products for the semiconductor industry's "back-end" assembly operations, including (i) molding systems, trim and form integration systems ("packaging equipment") through its Fico subsidiary, (ii) selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, (iii) flip chip die attach and die sorting systems through its Besi Die Handling subsidiary ("die handling equipment"). In the third quarter of 2002, the Company consolidated its die attach equipment business and die sorting equipment business into a single die handling equipment business and has reclassified financial data for the die attach equipment business and die sorting equipment business for prior periods. The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's Consolidated Financial Statements. The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income
(loss) before taxes and minority interest.

The following table summarizes selected financial data of the Company's packaging equipment, plating and singulation equipment, die handling equipment and the leadframes businesses:

                                                  Plating and      Die
                                     Packaging    singulation    handling         Lead-     Corporate/
                                     equipment     equipment     equipment       frames     elimination      Total
                                       EURO          EURO          EURO           EURO         EURO          EURO
                                     ---------    -----------    ---------      -------     -----------     -------
Year ended December 31, 2001:
Net sales                             102,435        40,653         6,942             -             -       150,030
Depreciation and amortization           4,390         2,800         1,141             -            12         8,343
Restructuring charges                   8,252            54             -             -             -         8,306
Interest income (expense), net         (1,798)          468            13             -         5,557         4,240

Income (loss) before taxes             (4,817)        1,143        (1,176)            -         4,704          (146)
Loss of affiliated companies                -             -             -       (16,314)            -       (16,314)
Capital expenditures                    2,655           682            56             -             -         3,393
Long-lived assets                      28,129        18,912        13,139             -            16        60,196
Long-term liabilities, non-group        8,720           320             -             -             -         9,040
Total assets                          110,777        55,170        20,153             -        85,786       271,886

Year ended December 31, 2002:
Net sales                              50,981        24,665         7,582             -             -        83,228
Depreciation and amortization           4,066         2,110           539             -            11         6,726
Restructuring charges                       -             -           786             -             -           786
Impairment of intangibles                   -             -         3,302             -             -         3,302
Interest income (expense), net         (1,977)          495          (725)            -         5,602         3,395
Income (loss) before taxes             (5,511)       (2,228)       (9,715)            -         2,844       (14,610)
Minority interest                           3             -             -             -             -             3
Capital expenditures                    4,224           539           115             -            25         4,903
Long-lived assets                      27,402        11,891        15,505             -            31        54,829
Long term liabilities, non-group        7,812             -             -             -             -         7,812
Total assets                          104,317        59,791        18,910             -        61,980       244,998

Year ended December 31, 2003:
Net sales                              58,740        24,671         2,211             -          (122)       85,500
Depreciation and amortization           3,933         1,942           579             -            15         6,469
Impairment of intangibles                   -             -           287             -             -           287
Interest income (expense), net           (929)          443        (1,798)            -         5,099         2,815
Income (loss) before taxes             (8,710)       (3,740)       (7,642)            -         3,253       (16,839)
Minority interest                          50             -             -             -             -            50
Capital expenditures                   10,128         1,284           458             -            19        11,889
Long-lived assets                      32,833        11,104        12,552             -            32        56,521
Long term liabilities, non-group        7,945             -             -             -             -         7,945
Total assets                           77,789        33,842        16,249             -        93,537       221,417

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers:

                         The          United         Asia       Intangible
                     Netherlands      States        Pacific       assets     Elimination      Total
                         EURO          EURO          EURO          EURO         EURO           EURO
                     -----------     -------        -------     ----------   -----------     -------
Year ended
December 31, 2001
Net sales              133,211         9,334        14,246             -        (6,761)      150,030
Net loss               (12,144)         (691)         (243)       (3,803)          (97)      (16,978)
Long-lived assets       24,787           139         3,540        31,730             -        60,196
Total assets           420,726        42,011        30,615        31,730      (253,196)      271,886

Year ended
December 31, 2002
Net sales               79,620         9,203         8,435             -       (14,030)       83,228
Net income (loss)          332       (11,698)         (136)       (4,922)         (587)      (17,011)
Long-lived assets       19,846           302         2,955        31,726             -        54,829
Total assets           422,139        41,404        14,048        31,726      (264,319)      244,998

Year ended
December 31, 2003
Net sales               78,854         3,617         8,941             -        (5,912)       85,500
Net income (loss)       (4,544)       (7,017)           27        (1,947)          (16)      (13,497)
Long-lived assets       24,582           446         5,072        26,421             -        56,521
Total assets           350,230        14,308        15,742        26,061      (184,924)      221,417
                       =======       =======        ======        ======      ========       =======

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies:

                                       Year ended December 31,
                              ----------------------------------------
                                2001            2002             2003
                                EURO            EURO             EURO
                              -------          ------           ------
Europe and Rest of World       47,766          28,307           26,731
United States                  33,323          10,107            3,452
Malaysia                       27,319          16,638           21,306
Other Asia Pacific             41,622          28,176           34,011
                              -------          ------           ------
Total net sales               150,030          83,228           85,500
                              =======          ======           ======

The following table represents export sales by the Company's Netherlands operations to unaffiliated customers that exceeded 10% of total net sales in each year:

                              Other         United                          Rest
                             Europe         States        Malaysia        of World        Total
                              EURO           EURO           EURO            EURO          EURO
                             ------         ------        --------        --------       -------
Year ended

December 31, 2001            45,344         20,431         23,100          34,910        123,785
December 31, 2002            25,863              -         14,390          27,477         67,730
December 31, 2003            26,191              -         18,576          30,017         74,784

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

                                    Year ended December 31,
                              ----------------------------------
                               2001          2002          2003
                               EURO          EURO          EURO
                              ------        ------        ------
Customer:
A                             25,890        19,627        26,664
B                             16,102        12,161             -

21    REMUNERATION MANAGEMENT BOARD AND SUPERVISORY BOARD

Aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was (euro) 1,977 in 2001, (euro) 1,719 in 2002 and (euro) 1,561 in 2003. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were
(euro) 187 in 2001, (euro) 220 in 2002 and (euro) 217 in 2003.

The cash compensation of the individual executive members of the Management Board for the year ended December 31, 2002 and 2003 was as follows:

                                   Year ended December 31, 2002                 Year ended December 31, 2003
                              -------------------------------------        --------------------------------------
(in euros)                    Salaries      Bonus (3)       Pension        Salaries      Bonus (3)        Pension
R.W. Blickman                 297,684           -            54,326        298,210           -            54,326
J. W. Rischke (1)             137,948           -            32,367              -           -                 -
M.A.H. Wartenbergh (2)              -           -                 -        114,480           -            14,329

(1) Executive member of the Management Board until October 23, 2002; remuneration relates to the period until October 23, 2002.

(2) Executive member of the Management Board as from March 27, 2003; remuneration relates to the period as from March 27, 2003 to December 31, 2003.

(3)   Bonus is included in the year to which it relates.

Details of options held by the Board of Management in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

                       Jan.1,   Granted   Exercised   Expired in    Dec. 31,   Exercise price
                        2003    in 2003    in 2003       2003        2003          EURO         Expiration date
                      -------   -------   ---------   ----------    -------    --------------   ---------------
R.W. Blickman          20,042        -        -         20,042            -
                        8,500        -        -              -        8,500         6.35           29-4-2005
                       20,000        -        -              -       20,000        17.90           17-4-2006
                      142,000        -        -              -      142,000         9.80           5-12-2006
                       40,000        -        -              -       40,000         9.55            2-5-2007
                       36,000        -        -              -       36,000         8.94           30-4-2008
                            -   35,042        -              -       35,042         3.22           26-3-2009
M.A.H. Wartenbergh      8,000        -        -              -        8,000         9.55            2-5-2007
                        9,600        -        -              -        9,600         8.94           30-4-2008
                            -    9,600        -              -        9,600         3.22           26-3-2009

Loans outstanding relating to the stock options to the executive members of the Management Board amounted to (euro) 286,795 (in euros) as of December 31, 2003 (details financing see Note 15 Employee Benefits). The principal amount and other loan conditions did not change since the inception of the loan agreement in 1999.

The total remuneration of the individual members of the Supervisory Board members for the year ended December 31, 2002 and 2003 was as follows:

                               Year ended December 31,
(In euros)                     2002              2003
                              ------            ------
W. D. Maris                   15,882            15,882
E. B. Polak                   15,882            15,882
D. Sinninghe Damste           15,882            15,882
T. de Waard                   15,882            15,882

In 2002 and 2003, part of the cash compensation to the Supervisory Board members has been replaced by the acceptance of granting of options by three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration did not change compared to the remuneration approved by the General Meeting of Shareholders.

Details of options held by the Supervisory Board in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

                                                                                         Exercise
                            Jan.1,    Granted in    Exercised   Expired in    Dec. 31,    price
                             2003        2003        in 2003       2003        2003        EURO     Expiration date
                            -----     ----------    ---------   ----------    --------   --------   ---------------
E. B. Polak                 1,322           -           -            -         1,322       8.94        30-4-2008
                                -       3,667           -            -         3,667       3.22        26-3-2009
D. Sinninghe Damste
                            1,322           -           -            -         1,322       8.94        30-4-2008
                                -       3,667           -            -         3,667       3.22        26-3-2009
T. de Waard                 1,322           -           -            -         1,322       8.94        30-4-2008
                                -       3,667           -            -         3,667       3.22        26-3-2009

22    SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Personnel expenses for all employees were as follows:

                                                                         Year ended December 31,
                                                                     -------------------------------
                                                                      2001         2002        2003
                                                                      EURO         EURO        EURO
                                                                     ------       ------      ------
Wages and salaries                                                   31,456       27,824      26,730
Social security expenses                                              3,226        3,407       2,692
Pension and retirement expenses                                       2,739        2,352       2,385
                                                                     ------       ------      ------
Total personnel expenses                                             37,421       33,583      31,807
                                                                     ======       ======      ======

The average number of employees during 2001, 2002 and 2003 was 819, 673 and 694, respectively.

The total number of personnel employed per sector was:

                                                      December 31,
                                            --------------------------------
                                            2001          2002          2003
                                            ----          ----          ----
Sales and Marketing                          133           120           114
Manufacturing and Assembly                   475           371           459
Research and Development                      66            78            90
General and Administrative                    72            73            83
                                            ----          ----          ----
Total number of personnel                    746           642           746
                                            ====          ====          ====

As of December 31, 2001, 2002 and 2003 a total of 545, 460 and 464 persons, respectively, were employed in the Netherlands.

23     INTEREST INCOME

The components of interest income, net were as follows:

                                                  Year ended December 31,
                                     -----------------------------------------------
                                     2001                  2002                 2003
                                     EURO                  EURO                 EURO
                                     ----                  ----                 ----
Interest income                     5,053                 4,166                3,423
Interest expense                     (813)                 (771)                (608)

                                    -----                 -----                -----
Interest income, net                4,240                 3,395                2,815
                                    =====                 =====                =====

24     INCOME TAXES

The components of income (loss) before income taxes and equity in loss of affiliated companies and minority interest were as follows:

                                            Year ended December 31,
                               ------------------------------------------------
                                2001                 2002                 2003
                                EURO                 EURO                 EURO
                                ----                 ----                 ----
Domestic                        1,796               (2,867)              (9,088)
Foreign                        (1,942)             (11,743)              (7,751)

                               ------              -------              -------
Total                            (146)             (14,610)             (16,839)
                               ======              =======              =======

The Netherlands domestic statutory tax rate is 35% for the year ended December 31, 2001 and 34.5% for the years ended December 31, 2002 and 2003. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the benefit that would be expected based on the application of the domestic tax rate to loss before taxes and equity in loss of affiliated companies and minority interest, is as follows:

                                                          Year ended December 31,
                                                    ----------------------------------
                                                     2001          2002          2003
                                                     EURO          EURO          EURO
                                                     ----          ----          ----
"Expected" income tax benefit based on
   domestic rate                                       (51)       (5,040)       (5,810)
Non deductible expenses                                214           126           142
Goodwill impairment                                      -         1,255             -
Foreign tax rate differential                         (127)         (249)         (214)
Tax exempt income                                      (17)         (904)          (32)
Increase in valuation allowance                        492         7,214         2,777
Other                                                    7             2          (155)
                                                    ------        ------        ------
Income taxes (benefit) shown in Statements of
  Operations                                           518         2,404        (3,292)
                                                    ======        ======        ======

The sale of the Company's 30% interest in PBE on November 15, 2001, was a non-taxable event and as a result no tax benefit relating to the loss incurred on the sale has been recorded. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of (euro) 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these US operating loss carry forwards, its income tax provision will reflect mainly domestic taxation. The increase in valuation allowance at December 31, 2002 as compared to December 31, 2001 represents an adjustment of the beginning of the year valuation allowance to an amount of
(euro) 4.2 million due to a change in circumstances that caused a change in the judgment about the realizability of the related deferred tax asset in future years.

The Company's provision for income taxes (benefit) consisted of the following:

                         Year ended December 31,
                  ------------------------------------
                   2001           2002           2003
                   EURO           EURO           EURO
                   ----           ----           ----
Current:
- domestic         1,599           (151)        (2,416)
- foreign            460            152           (266)
Deferred:
- domestic          (756)        (1,181)          (719)
- foreign           (785)         3,584            109

                  ------         ------         ------
                     518          2,404         (3,292)
                  ======         ======         ======

25     EARNINGS PER SHARE

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute a loss per share:

                                                             2001               2002                 2003
                                                             ----               ----                 ----
Shares outstanding at beginning of the year                31,794,675         31,794,675          30,898,228
Weighted average shares issued during the year                      -                  -                   -
Weighted average shares converted from priority
  shares to ordinary shares                                         -                  -                   -
Weighted average repurchased shares                                 -           (332,193)            (84,547)
                                                           ----------         ----------          ----------
Average shares outstanding - basic                         31,794,675         31,462,482          30,813,681

Dilutive shares contingently issuable upon the
  exercise of stock options                                         -                  -                   -
Shares assumed to have been repurchased for
  treasury with assumed proceeds from the exercise
  of stock options                                                  -                  -                   -
                                                           ----------         ----------          ----------
Average shares outstanding - assuming dilution             31,794,675         31,462,482          30,813,681
                                                           ==========         ==========          ==========

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the years ended December 31, 2001, 2002 and 2003, all options to purchase ordinary shares were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

26     SUPPLEMENTAL CASH FLOW INFORMATION

On January 4, 2002, the Company acquired Laurier. The following is a summary of the net cash paid for acquisition:

                                        USD
                                        ---
Fair value of assets                  12,632
Liabilities                           (3,268)
Acquisition cost                        (452)
                                      ------
Cash paid                              8,912
Less: cash acquired                       (1)

                                      ------
Net cash paid for acquisition          8,911
                                      ======

27     SUBSEQUENT EVENT

On February 6, 2004, the Company sold land and buildings of the Duiven subsidiaries in a conditional sale and lease back transaction for (euro) 14.9 million in cash. At the date of the transaction, the net book value of the real estate sold will be approximately equal to the selling price of the real estate. Any gain on this transaction will be deferred and amortized and netted against rental expenses over the term of the lease. Gross rental expenses will amount to
(euro) 1.3 million per annum.

The Company will grant the buyer a (euro) 3.0 million loan for a maximum period of 24 months. The loan can be repaid at any moment in time during the term of the loan. The loan is secured by a second mortgage on the land and buildings in the sale and lease back transaction. The loan bears 8.75% interest.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Management of Possehl Electronics N.V.

We have audited the accompanying consolidated balance sheet of Possehl Electronics N.V. and subsidiaries as of December 31, 2001 and the related consolidated statement of operations, cash flows, shareholders' equity and accumulated other comprehensive income, for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the management of Possehl Electronics N.V. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Possehl Electronics N.V. and subsidiaries at December 31, 2001 and the results of their operations and their cash flows for each of the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for depreciation on stamping tools in 2001.

BDO Accountants
`s-Hertogenbosch, The Netherlands
February 6, 2002

                           CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

                                                    Year ended December 31,
                                                    -----------------------
                                                       2001           2001
                                                       EURO           USD
                                                       ----           ---
ASSETS

Cash and cash equivalents                              3,276          2,916
Accounts receivable, net                              29,216         26,005
Inventories                                           29,897         26,611
Other current assets                                  31,450         27,994
Deferred tax assets                                    4,906          4,367

                                                     -------        -------
Total current assets                                  98,745         87,893

Property, plant and equipment                         92,527         82,358
Other non-current assets                                 215            191
Deferred tax assets, net                               2,355          2,096
                                                     -------        -------
Total assets                                         193,842        172,538
                                                     =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                57,353         51,050
Current portion of long-term debt                      5,063          4,507

Advances from shareholders                                37             33
Accounts payable                                      13,190         11,740

Accrued liabilities                                   16,932         15,071
Deferred tax liabilities                               1,260          1,121

                                                     -------        -------
Total current liabilities                             93,835         83,522

Long-term debt                                         1,034            920
Subordinated loan from shareholders                   37,738         33,591
Other long-term liabilities                            1,361          1,211
Deferred tax liabilities                               1,154          1,027

                                                     -------        -------
Total non-current liabilities                         41,287         36,749

Minority interest                                      4,404          3,920

Ordinary shares                                       29,728         26,461
Capital in excess of par value                         9,325          8,300
Retained earnings                                      8,084          7,196
Accumulated other comprehensive income (loss)          7,179          6,390
                                                     -------        -------
Total shareholders' equity                            54,316         48,347

                                                     -------        -------
Total liabilities and shareholders' equity           193,842        172,538
                                                     =======        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands)

                                                               Year ended December 31,
                                                               -----------------------
                                                                2001             2001
                                                                EURO              USD
                                                                ----              ---
Net sales                                                      178,997          159,325
Cost of sales (1)                                              167,539          149,126

                                                              --------         --------
Gross profit                                                    11,458           10,199

Selling, general and administrative expenses                    30,609           27,245
Research and development expenses                                1,597            1,421
Restructuring charges                                           15,493           13,791
Foreign currency gains                                            (478)            (425)

                                                              --------         --------
Total operating expenses                                        47,221           42,032

Operating loss                                                 (35,763)         (31,833)
Interest expense, net                                            4,777            4,252

                                                              --------         --------
Loss before taxes, minority interest and
  cumulative effect of change of accounting                    (40,540)         (36,085)
  principle
Income taxes                                                    (3,593)          (3,198)

                                                              --------         --------
Income before investment income from
  affiliated companies, minority interest and                  (36,947)         (32,887)
  cumulative effect of change of accounting
  principle

Minority interest                                                 (473)            (421)
Cumulative effect of change of accounting principle(1)
                                                                (4,082)          (3,633)
                                                              --------         --------
Net loss                                                       (41,502)         (36,941)
                                                              ========         ========

(1) In December 2001 the Company changed its depreciation method for stamping tools, as described in the notes to property, plant and equipment. The cumulative effect on previous years depreciation included in 2001 is
      (euro) 4,082. The 2001 effect in depreciation is (euro) 1,697.

  The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

                                                                                      Year ended December 31,
                                                                                      -----------------------
                                                                                        2001           2001
                                                                                        EURO           USD
                                                                                        ----           ---
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                              (41,502)        (36,941)

Adjustments to reconcile net loss to net cash flows from operating activities:
Minority interest                                                                         473             421
Gain on sale of affiliated companies                                                        -
Revaluation of warrant                                                                   (313)           (279)
Interest expense on original issue discount                                               425             378
Depreciation of property, plant and equipment                                          36,481          32,472
Restructuring impairment                                                                9,364           8,335
Deferred income taxes (benefit)                                                        (4,545)         (4,046)
(Gain) loss on disposal of equipment                                                     (234)           (208)
Translation of debt in foreign currency                                                (1,351)         (1,203)

Effects of changes in assets and liabilities:
Decrease in accounts receivable                                                        16,669          14,837
Decrease in inventories                                                                10,020           8,919
Decrease in other current assets                                                          494             440
Increase in accrued liabilities                                                        (1,525)         (1,357)
Increase in accounts payable                                                           (5,855)         (5,212)

                                                                                      -------         -------
Net cash provided by operating activities                                              18,601          16,556

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                  (27,299)        (24,299)
Proceeds from sale of equipment                                                         1,442           1,284
Proceeds from sale of affiliated companies                                                  -               -
Purchase of subsidiaries                                                                    -               -
Cash transferred as part of sale of affiliated
  Companies                                                                                 -               -
                                                                                      -------         -------
Net cash used in investing activities                                                 (25,857)        (23,015)
                                                                                      =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

Continued

                                                             Year ended December 31,
                                                             -----------------------
                                                             2001               2001
                                                             EURO               USD
                                                             ----               ---
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of advances from shareholders                       (659)             (587)
Proceeds from subordinated loan from shareholders            25,000            22,253
Proceeds from long-term debt                                  5,927             5,276
Payments on deposit with shareholders                       (24,500)          (21,807)
Payments on long-term debt                                   (6,003)           (5,343)
Payments on bank lines of credit                            (13,307)          (11,845)
Proceeds from bank lines of credit                           20,066            17,861
Dividend payments to minority shareholders                        -                 -

                                                            -------           -------

Net cash provided by financing activities                     6.524             5,808

Net decrease in cash and cash equivalents                      (732)             (651)

Effect of changes in exchange rates on cash and
  cash equivalents                                              272               242
Cash and cash equivalents at beginning of the year            3,736             3,325
                                                            -------           -------
Cash and cash equivalents at end of the year                  3,276             2,916
                                                            =======           =======
SUPPLEMENTAL DISCLOSURE:
Cash paid for interest                                        5,528             4,920
Cash paid for income taxes                                    2,902             2,583
                                                            =======           =======

  The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(Amounts in thousands except per share data)

                                                                     Capital                          Accumulated       Total
                                       Number of      Share         in excess                            other          share-
                                       Ordinary      capital         of par              Retained     comprehensive    holders'
                                        Shares     at par value       value              earnings        income         equity
                                     Outstanding      EURO            EURO                 EURO           EURO           EURO
                                     -----------   ------------    ----------            ---------    -------------    --------
Balance December 31, 2000             64,627,111        29,327          9,785               49,586          3,920        92,618

Net loss                                       -             -              -              (41,502)                     (41,502)
Exchange rate changes for
  the year                                     -             -              -                    -          3,259         3,259
Translation of share capital
  into(euro)                                   -           401           (401)                   -              -             -
Other                                          -             -            (59)                   -              -           (59)
                                      ----------    ----------     ----------            ---------      ---------      --------
Balance December 31, 2001             64,627,111        29,728          9,325                8,084          7,179        54,316
                                      ==========    ==========     ==========            =========      =========      ========

Per December 31, 2001 the authorized capital is translated from NLG into (euro). The 200,000,000 ordinary shares of NLG 1.00 each are translated into (euro) at a rate of (euro) 0.46 per share. A number of 64,627,111 shares are issued and outstanding.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)

                                                  Year ended December 31,
                                                  -----------------------
                                                  2001              2001
                                                  EURO              USD
                                                 -------           -------
Net loss                                         (41,502)          (36,941)
Other comprehensive income (loss):
Foreign currency translation adjustment            3,259             2,901
                                                 -------           -------
Comprehensive loss                               (38,243)          (34,040)
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

-     Entering into credit agreements in excess of (euro)0.5 million;

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

PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. The accompanying consolidated financial statements are stated in (euro)o ("(euro)"). The accompanying consolidated financial statements are, solely for the convenience of the reader, translated into US dollars ("USD") using the Noon Buying Rate in effect on December 31, 2001 ((euro) 1 = USD 0.8901). Such translations should not be construed as representations that the Eamounts could be converted into US dollars at that or any other date.
All (euro) and US dollar amounts are expressed in thousands.

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

As of December 31, 2001 the following subsidiaries and affiliated companies are included in the accompanying consolidated financial statements:

                                                                                 PERCENTAGE OF
NAME                                                COUNTRY                        OWNERSHIP
-----------------------------------------------     ------------------------     -------------
Possehl Electronic Nederland BV                     The Netherlands                        100%
Possehl BESI Electronics Hong Kong Ltd.             Hong Kong                              100%
Possehl Hong Kong Precision Machinery Ltd.          Hong Kong                              100%
Possehl BESI Laminates Ltd.                         Hong Kong                              100%
Meco Metal Finishing Engineers (Mal) Sdn. Bhd.      Malaysia                               100%
Possehl BESI Electronics (Malaysia) Sdn. Bhd.       Malaysia                               100%
Meco USA, Inc.                                      United States of America               100%
Meco Metal Finishing USA, Inc.                      United States of America               100%
Meco Metal Finishing Illinois, LLC                  United States of America               100%
Possehl Electronic GmbH                             Germany                                100%
Nastrojarna Possehl Electronic s.r.o.               Czech Republic                          86%
Possehl Electronic Maroc S.A.R.L.                   Morocco                                100%
Possehl Electronic France S.A.                      France                                 100%
Possehl BESI Electronics Singapore Pte. Ltd.        Singapore                              100%
Possehl Precision Toolings (Shenzhen) Co., Ltd.     China P.R.C.                            80%
Shenzhen PBE SEG Electronics Co. Ltd.               China P.R.C.                            80%

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

CATEGORY                                            ASSIGNED USEFUL LIFE
------------------------------                      --------------------
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

In 2001, the Company revised its depreciation method for stamping tools to focus appropriate risk management. The new method implies depreciation on units sold with the condition that it should not be less than the straight-line method of depreciation of 4 years.

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

2     ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Accounts receivable                                                             32,214
Allowance for doubtful accounts                                                 (2,998)

                                                                          ------------
Total accounts receivable, net                                                  29,216
                                                                          ============

3     INVENTORIES

Inventories consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Precious metals                                                                  2,547
Raw materials                                                                   17,520
Work in progress                                                                 6,377
Finished goods and goods for resale                                             11,031
Allowance for obsolescence                                                      (7,578)

                                                                          ------------
Total inventories                                                               29,897
                                                                          ============

4     OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
VAT receivables                                                                    722
Income taxes                                                                     1,092
Tool loan receivables                                                            1,949
Shipments to be billed                                                             255
Shareholder deposit                                                             24,500
Other deposits                                                                     420
Prepaid expenses                                                                 1,378
Other                                                                            1,134

                                                                          ------------
Total other receivables                                                         31,450
                                                                          ============

(euro) 24.5 million of the income from the second subordinated Possehl loan of E 25 million has been put on short-term deposit with the shareholder, as it has been agreed with the banks not to reduce the notes payables. The deposit can be re-claimed at any time and bears the same interest rate as the subordinated loan.

5     DEFERRED INCOME TAXES

The items giving rise to deferred tax assets were as follows:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Deferred tax assets
- Operating loss carry forwards                                                 13,032
- Tangible fixed assets                                                          1,233
- Inventories                                                                      500
- Provisions                                                                        46
- Restructuring                                                                    250
- Other items                                                                      799
- Valuation allowance                                                          (8,599)

                                                                          ------------
Total deferred tax assets, net                                                   7,261
                                                                          ============
Deferred tax assets
- current                                                                        4,906
- non-current                                                                    2,355

                                                                          ------------
Total                                                                            7,261
                                                                          ============

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

The net change in valuation allowance was an increase ofE4,507 for the year ended December 31, 2001, respectively.

The items giving rise to deferred tax liabilities were as follows:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Deferred tax liabilities relating to temporary differences on:
Tangible fixed assets                                                            2,414

                                                                          ------------
Total deferred tax liabilities                                                   2,414
                                                                          ============

Deferred tax liabilities

- current                                                                        1,260
- non-current                                                                    1,154

                                                                          ------------
Total                                                                            2,414
                                                                          ============

6     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Land, buildings and leasehold improvements                                      36,119
Machinery and equipment                                                        209,947
Office furniture and equipment                                                  19,870
Fixed assets under construction                                                  1,090

                                                                          ------------
Property, plant and equipment                                                  267,026
Accumulated depreciation                                                      (174,499)

                                                                          ------------
Total property, plant and equipment, net                                        92,527
                                                                          ============

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

The Company has obligations under various capital and operating leases, primarily for equipment. Assets under capital leases included in property, plant and equipment are as follows:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Machinery, equipment and office furniture                                          980
Accumulated depreciation                                                          (341)

                                                                          ------------
Total                                                                              639
                                                                          ============

7     ADVANCES FROM SHAREHOLDERS

Advances from shareholders consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Loan Meco Equipment Engineers, Inc., interest rate fixed at 6.0%
                                                                                     -
Other, non interest bearing                                                         37

                                                                          ------------
Total current account shareholders                                                  37
                                                                          ============

8     SHORT-TERM DEBT

Short-term debt consists of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Notes payable to banks                                                          57,353
Current portion of long-term debt                                                5,063

                                                                          ------------
Total short-term debt                                                           62,416
                                                                          ============

At December 31, 2001, the credit facilities of PE N.V. amounted to (euro) 52,183 consisting of:

-     (euro) 9,076 from F. van Lanschot Bankiers N.V.;

-     (euro) 6,806 from ING Bank N.V.;

-     (euro) 6,806 from HSBC Trinkaus & Burkhardt KGaA;

-     (euro) 6,806 from Dresdner Bank AG;

-     (euro) 22,689 from Deutsche BanK AG.

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

The Company's subsidiaries have local credit facilities aggregating E 17,480, for which the following security interests are applicable:

Malaysia

First mortgage on the leasehold land and building of Possehl BESI Electronics
(M) Sdn. Bhd. to secure MYR 30,000 ((euro) 8,876). The first mortgage is granted through a priority security sharing agreement with the Bank of Commerce (Malaysia) Berhad and HSBC Bank (Malaysia) Berhad, amounting to MYR 18,000 ((euro) 5,326) and MYR 12,000 ((euro) 3,550), respectively.

SingaporeFirst mortgage on the Singapore subsidiary's leasehold building to secure S$ 3,000 ((euro) 1,827).

China

First mortgage on the leasehold land and building of Shenzhen PBE SEG Electronics Co., Ltd., to secure CNY 25,000 ((euro) 3,396).

9     LONG-TERM DEBT

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
A. Commerzbank, Pobocka Praha, interest rates fixed at 6.5% and 5.2%.
                                                                                 1,263

B. Credit du Maroc, interest rate fixed at 7.5%                                    693
C. Bank of Communication, interest rates fixed at 5.94% and 6.534%
                                                                                 3.396

D. Bank of Commerce, Berhad                                                          -
E. HSBC, Labuan                                                                      -
F. HSBC Bank (Malaysia) Berhard                                                      -
G. F. van Lanschot Bankiers N.V.                                                     -
H. ING Bank N.V.                                                                     -
I. HSBC Trinkaus & Burkhardt                                                         -
J. Dresdner Bank AG                                                                  -
   Other                                                                           745
                                                                          ------------
                                                                                 6,097
   Less: current portion of long term debt                                      (5,063)

                                                                          ------------
   Long term debt                                                                1,034
                                                                          ============

A. The loans of the Commerzbank to Nastrojarna Possehl Electronic S.R.O. is secured by ways of a Letter of Comfort from the parent company. Repayment will take place partly by half year installments with a final maturity at June 28, 2002 and partly at once at July 29, 2002.

B. The loan of Credit du Maroc to Possehl Electronic Maroc S.A.R.L. is secured by a pledge of four stamping presses and a Letter of Comfort from the parent company. Monthly installments amount to (euro) 25 with a final maturity at November, 2003.

C. The loans of the Bank of Communication to Shenzhen PBE SEG Electronics Co. Ltd. is secured by a mortgage on the first phase building and land use rights. Repayment will take place in 2002.

D/E/F.   These loans matured in 2001.

G/H/I/J. Medium term loans drawn under the bank facility of (euro) 6,806 per bank, in total (euro) 27,224, have been restated to notes payable to banks due to not meeting the interest coverage ratio, for which a waiver is received until at least March 15, 2002.

Aggregate required principal payments due on long-term debt are as follows:

                                                                          Total
                                                                           EURO
                                                                          ------
2002                                                                       5,063
2003                                                                         711
2004 and thereafter                                                          323

                                                                          ------
Total                                                                      6,097
                                                                          ======

10    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Accrual for sales returns                                                          675
Income taxes                                                                       352
Salaries and payroll related items                                               3,789
Accrued capital expenditures                                                       738
Tool loan clearance                                                                507
Accrued interest                                                                   209
Goods received                                                                     609
Audit and legal fees                                                               217
Accrued commission                                                                  57
Accrued pension benefit obligation                                               1,346
Restructuring severance and other                                                4.148
Other                                                                            4.285

                                                                          ------------
Total accrued liabilities                                                       16,932
                                                                          ============

The Company and most of its subsidiaries have defined contribution pension plans, which provide retirement benefits covering substantially all employees. The Company has no continuing obligations other than the annual contributions. Aggregate pension plan contributions were (euro) 2,278 in 2001.

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

The benefits under this plan are based on years of service and final average compensation levels. The plan is not funded. Expenses under this plan were
(euro) 99, consisting of service costs of (euro) 37, interest costs of (euro) 62 for the year ended December 2001. The aggregate accumulated benefit obligation, projected benefit obligation and fair value of plan assets at December 31, 2001 amounted to (euro)1,346, (euro)1,502 and (euro)0, respectively.

The accrued pension obligation was calculated using the following assumptions:

Discount rate                                                                4.0%
Expected long-term return on assets                                            -
Average residual active life                                                  14 years

The movement in the aggregated accumulated benefit obligation is as follows:

                                                                          EURO
                                                                          -----
Balance December 31, 2000                                                 1,299
Service cost                                                                 37
Interest cost                                                                62
Payments to employees                                                       (52)

                                                                          -----
Balance December 31, 2001                                                 1,346
                                                                          =====

11    SUBORDINATED LOAN FROM SHAREHOLDER

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Possehl                                                                         37,738

The first subordinated loan from Possehl was granted to the Company on July 20, 1999 and is subordinated to all senior liabilities of the Company. Possehl postponed full repayment of the first subordinated loan to the maturity date of the loan, being July 2004.

The interest rate is based on (euro) IBOR plus 2.00%. The effective interest rate at December 31, 2001 was 5.324%.

The Company has granted Possehl warrants exercisable in the event of:

-     a sale of more than 25% of the outstanding share capital;

-     a sale of more than 35% of the Company's business or assets; or

-     on any public offering.

Under the terms of the warrants, the Company will issue new shares to be acquired by the holder of the warrants, which will give the holder of the warrants a (combined) share of 5.0% of the ordinary share capital of the Company, for which a total purchase price of (euro) 9.1 million will be paid, thus valuing the equity of the Company at (euro) 181.5 million.

The holder of the warrants will have the right to sell all shares acquired through exercise of the warrants, along with any sale of shares by the shareholders of the Company and/or any public offering. The warrants will have a life of 10 years.

Upon repayment of the loan in full the Company may cancel the warrants in return for a cash payment of (euro) 2.3 million. A public offering or sale of a substantial part of the Company's business within a year after such early cancellation of the warrants will prompt an additional payment to the holder of the warrant. This payment will be equal to 5% of the positive difference between the implied equity valuation upon a public offering of equity and the original
E 181.5 million equity value minus (euro) 2.3 million.

After five years the holder of the warrants will have the right to sell the warrants to the Company for a price of (euro) 1.4 million.

The subordinated debt includes covenants requiring the Company to maintain certain financial ratios. The Company was not in compliance with all applicable covenants at December 31, 2001, however Possehl granted the Company a waiver until January 2003 for any contractual default of financial covenants.

On December 10, 2001 Possehl granted a second subordinated loan of (euro) 25 million to the Company. This loan is subordinated in claim on assets to the other debts, and repayable only after other debts such as to Deutsche Bank AG, Dresdner Bank AG, HSBC Trinkaus & Burkhardt KGaA, ING Bank N.V. or F. van Lanschot Bankiers N.V. with a higher ranking claim have been repaid. Repayment will take place in one amount on December 31, 2004 latest.

The loan is subject to an interest charge of 2.5% in addition to 3-months EIBOR. The effective interest rate at December 31, 2001 was 5.839%.

The movement in the balance sheet value of the first subordinated loan is as follows:

                                                                           EURO
                                                                          ------
Original draw down at November 9, 1999                                    13,613
Original issue discount ("OID") of the warrants                           (1,710)
Interest expense                                                             835

                                                                          ------
Balance December 31, 2001                                                 12,738
                                                                          ======

OID was calculated using the minimum value method with quarterly amortization. The interest rate of the subordinated loan at December 31, 2000 and 2001 was 7.254% and 5.324%, respectively. The effective interest rate used in the OID calculation was 9.41%.

The interest expense in 2001 was (euro) 425.

12    OTHER LONG-TERM LIABILITIES

The other long-term liabilities consist of the following:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
Warrants                                                                         1,361
Accrued pension benefit obligation                                                   -

                                                                          ------------
Total other long-term liabilities                                                1,361
                                                                          ============

Warrants

The OID of the warrants at November 9, 1999 calculated using the minimum value method amounts to (euro) 1,710 and is classified in other long-term liabilities. The Company periodically revalues the warrants to fair market.

Pension plans

The accrued pension obligation has been restated to current liabilities, and more in specific to accrued liabilities. The German subsidiary will cease its operations in 2002. Therefore the benefit obligation has become a short-term obligation.

13    RESTRUCTURING

In the second quarter of 2001 the Board of Directors decided to restructure the Company in order to adjust the organization to changed market conditions. It was decided to stop the production of leadframes in (euro) ope and Hong Kong, whereby 4 production facilities were planned to be sold or shut down by the end of 2001.

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

The movement in the restructuring provision was:

                                                          Inventory     Deferred
                            Severance      Impairment     write-off       tax        Other       Total
                            ---------      ----------     ---------     --------     ------     -------
Balance
January 1, 2001                     -               -             -            -          -           -
Provision                       7,242           3,776         1,496         (621)     1,857      13,750
Additions to provision          1,556           6,502             -            -        769       8,827
Used from provision            (1,955)         (9,364)       (1,496)           -       (276)    (13,091)
Release of provision           (3,456)           (914)            -          371     (1,589)     (5,588)
                            ---------      ----------     ---------     --------     ------     -------
Balance
December 31, 2001               3,387               -             -         (250)       761       3,898
                            =========      ==========     =========     ========     ======     =======
Restructuring charges           5,342           9,364             -         (250)     1,037      15,493
                            =========      ==========     =========     ========     ======     =======
Cost of sales                       -               -         1,496            -          -       1,496
                            =========      ==========     =========     ========     ======     =======

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

14    FINANCIAL INSTRUMENTS

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the Singapore dollar, Hong Kong dollar, Malaysian ringgit and Eagainst the US dollar, since approximately 60% of the Company's sales are denominated in US dollar.

The Company's policy has been to hedge only foreign currency exposures resulting from material contracts. PE has not hedged its currency exposure related to intercompany payables and external financing of subsidiaries.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the terms of the contract. The amount of such credit risk, measured as the fair value of the forward foreign currency exchange contract that is in a positive fair value position, was
(euro) 21 at December 31, 2001. The Company believes that the risk of significant loss from credit risk is remote because it deals with creditworthy financial institutions. The Company does not typically demand collateral from the counterparties. The cumulative fair value of the contract is not considered material to these financial statements.

The following is a summary of the Company's forward foreign currency exchange contracts:

                                                                          December 31,
                                                                              2001
                                                                              EURO
                                                                          ------------
To sell US dollar for (euro)o                                                    1,373
To sell US dollars for Japanese yen                                                  -
To sell US dollars for France francs                                                 -
To sell US dollars for Dutch guilders                                                -

15    COMMITMENTS AND CONTINGENCIES

The Company rents buildings, land and leases certain equipment under operating leases. As of December 31, 2001, the required minimum lease commitments were as follows:

                                                                           EURO
                                                                          ------
2002                                                                       1,092
2003 to 2006                                                                 504
2007 and thereafter                                                        8,262

                                                                          ------
Total                                                                      9,858
                                                                          ======

An amount ofE8,577 for land rental related to the Singapore subsidiary is included.

Rental expense was (euro) 3.1 million in 2001.

As of December 31, 2001, the minimum commitments in respect of contracts placed for capital expenditures amounted to (euro)0.1 million.

16    RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

                                                                           2001
                                                                           EURO
                                                                          ------
Sales to related companies                                                     -
Purchases from related companies                                           2.502

17     INCOME TAXES

The components of income before income taxes and investment income from affiliated companies (including the cumulative effect of change of accounting principle recorded in 2001) are as follows:

                                                                          Year ended December 31,
                                                                                   2001
                                                                                   EURO
                                                                          -----------------------
Domestic                                                                                   (2,446)
Foreign                                                                                   (42,176)

                                                                          -----------------------
Total                                                                                     (44,622)
                                                                          =======================

The Netherlands domestic statutory tax rate is 35%. The reconciliation between the actual income taxes shown in the consolidated statements of operations and the expense that would be expected based on the application of the domestic tax rate to income before taxes, investment income from affiliated and minority interest is as follows:

                                                                          Year ended December 31,
                                                                                   2001
                                                                                   EURO
                                                                          -----------------------
"Expected" income taxes based on domestic rate                                            (15,618)
Non deductible expenses                                                                       172
Foreign tax rate differential                                                               3,229
Tax exempt income                                                                           3,069
Increase in valuation allowance                                                             7,841
Other                                                                                      (2,286)

                                                                          -----------------------
Income taxes shown in statements of operations                                             (3,593)
                                                                          =======================

The Company's provision for income taxes consists of the following:

                                                                          Year ended December 31,
                                                                                   2001
                                                                                   EURO
                                                                          -----------------------
Current:
- domestic                                                                                     70
- foreign                                                                                     883
Deferred:
- domestic                                                                                    450
- foreign                                                                                  (4,996)

                                                                          -----------------------
                                                                                           (3,593)
                                                                          =======================