Form 20-F
period 2004-12-31
BE SEMICONDUCTOR INDUSTRIES NV
filed 2005-04-18
CIK 1003196

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------
                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004: 30,794,660 ordinary shares, nominal value
(euro) 0.91 per share (of which amount, 5,726,285 are traded on the NASDAQ National Market in the form of New York Shares and 25,068,375 are traded on the Amsterdam Stock Exchange in the form of Bearer Shares).

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

                             Item 17 [ ]       Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                     PART I

Item 1:    Identity of Directors, Senior Management and Advisors                     1
Item 2:    Offer Statistics and Expected Timetable                                   1
Item 3:    Key Information                                                           1
Item 4:    Information on the Company                                                9
Item 5:    Operating and Financial Review and Prospects                             25
Item 6:    Directors, Senior Management and Employees                               38
Item 7:    Major Shareholders and Related Party Transactions                        48
Item 8:    Financial Information                                                    49
Item 9:    The Offer and Listing                                                    50
Item 10:   Additional Information                                                   51
Item 11:   Quantitative and Qualitative Disclosure About Market Risk                65
Item 12:   Description of Securities other than Equity Securities                   65

                                     PART II

Item 13:   Defaults, Dividend Arrearages and Delinquencies                          65
Item 14:   Material Modifications to the Rights of Security Holders and Use of
            Proceeds                                                                65
Item 15:   Controls and Procedures                                                  65
Item 16:   A. Audit Committee Financial Expert                                      66
           B. Code of Ethics                                                        66
           C. Principal Accountant Fees and Service                                 66
           D. Exemptions from Listing Standards for Audit Committees                67
           E. Purchases of Equity Securities by the Issuer and Affiliated
              Purchases                                                             67

                                    PART III

Item 17:   Financial Statements                                                     67
Item 18:   Financial Statements                                                     67
Item 19:   Exhibits                                                                 67

In this Annual Report on Form 20-F, references to "Besi" or the "Company" are to BE Semiconductor Industries N.V. and references to "we" or "us" are to BE Semiconductor Industries N.V., and, as the context requires, its wholly owned subsidiaries.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States or, U.S. GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union. In this Form 20-F, references to "euro" or "(euro)" are to euro, and references to "U.S. dollars", "USD", "U.S. $" OR "$" are to United States dollars.

For convenience purposes, our financial information for the most recently completed fiscal year has been presented in U.S. dollars, converted at an exchange rate of $ 1.3538 = (euro) 1.00, the noon buying rate (rounded) on December 31, 2004, for cable transactions in foreign currencies as certified by the Federal Reserve Bank of New York. The noon buying rate on February 28, 2005 was $ 1.3274 = (euro) 1.00. These translations should not be construed as a representation that the euro amounts actually represent U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated or at any other rate.

Our fiscal year ends on December 31 of each year. References to any specific financial year or to "FY" refer to the year ended December 31 of the calendar year specified.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements and information relating to the Company that are based on beliefs of our management as well as assumptions made by and information currently available to us. Without limiting the foregoing, when used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

The selected consolidated financial data set forth below for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 are derived from our consolidated financial statements, which appear elsewhere in this Form 20-F, and which have been audited by KPMG Accountants N.V. The selected consolidated financial data set forth below for the years ended December 31, 2000 and 2001, and as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are not included in this Form 20-F. The data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

                                                                         Year Ended December 31,
                                            ---------------------------------------------------------------------------------
(Amounts in thousands, except share and        2000          2001          2002          2003          2004           2004
           per share data)                     EURO          EURO          EURO          EURO          EURO           USD(1)
---------------------------------------     ----------    ----------    ----------    ----------    ----------     ----------
CONSOLIDATED STATEMENTS OF OPERATIONS

Net sales                                      197,972       150,030        83,228        85,500       126,341        171,040
Cost of sales                                  121,171        96,253        55,849        63,345        88,352        119,611
                                            ----------    ----------    ----------    ----------    ----------     ----------
Gross profit                                    76,801        53,777        27,379        22,155        37,989         51,429

Selling, general and administrative
 expenses                                       33,841        30,563        26,235        25,436        27,145         36,749
Research and development expenses               11,440        15,446        12,470        13,564        12,500         16,923
Write-off of in-process research and
 development                                    11,461             -             -             -             -              -
Restructuring charges                                -         8,306           786             -         5,616          7,603
Impairment of intangibles                            -             -         3,302           287             -              -
Amortization of intangible assets                3,126         3,848         2,591         2,522         2,465          3,337
                                            ----------    ----------    ----------    ----------    ----------     ----------
Total operating expenses                        59,868        58,163        45,384        41,809        47,726         64,612

Operating income (loss)                         16,933        (4,386)      (18,005)      (19,654)       (9,737)       (13,183)
Interest income, net                             2,814         4,240         3,395         2,815         1,811          2,452
                                            ----------    ----------    ----------    ----------    ----------     ----------

Income (loss) before taxes and equity
 in earnings (loss) of affiliated
 companies and minority interest                19,747          (146)      (14,610)      (16,839)       (7,926)       (10,731)
Income taxes (benefit)                           6,311           518         2,404        (3,292)       (2,435)        (3,297)
                                            ----------    ----------    ----------    ----------    ----------     ----------
Income (loss) before equity in
 earnings (loss) of affiliated
 companies and minority interest                13,436          (664)      (17,014)      (13,547)       (5,491)        (7,434)
Equity in earnings (loss) of affiliated
 companies and loss on sale of
 affiliated companies                            5,031       (16,314)            -             -             -              -
Minority interest                                    -             -             3            50            64             87

                                            ----------    ----------    ----------    ----------    ----------     ----------
Net income (loss)                               18,467       (16,978)      (17,011)      (13,497)       (5,427)        (7,347)
                                            ==========    ==========    ==========    ==========    ==========     ==========

Earnings (loss) per share
Basic                                             0.61         (0.53)        (0.54)        (0.44)        (0.18)         (0.24)
Diluted                                           0.61         (0.53)        (0.54)        (0.44)        (0.18)         (0.24)

Weighted average number of shares
 used to compute earnings (loss) per
 share
Basic                                       30,242,151    31,794,675    31,462,482    30,813,681    30,794,660     30,794,660
Diluted                                     30,351,462    31,794,675    31,462,482    30,813,681    30,794,660     30,794,660
                                            ==========    ==========    ==========    ==========    ==========     ==========

CONSOLIDATED BALANCE SHEET DATA

Cash and cash equivalents                      122,849       141,506       119,866       108,897       106,573        144,279
Working capital                                156,389       177,121       157,612       138,437       141,760        191,916
Total assets                                   325,747       271,886       244,998       221,417       227,342        307,775
Long-term debt and capital leases,
 including current portion                      12,392        10,688         9,040         8,879        14,114         19,107
Total shareholders' equity                     247,743       228,302       200,488       183,506       176,993        239,613
                                            ==========    ==========    ==========    ==========    ==========     ==========

                                                                         Year Ended December 31,
                                              ------------------------------------------------------------------------------
                                                2000          2001          2002          2003          2004           2004
(Amounts in thousands)                          EURO          EURO          EURO          EURO          EURO          USD(1)
-----------------------------------           --------      --------       -------      --------       -------       -------
CONSOLIDATED STATEMENTS OF CASH
 FLOW DATA

Capital expenditures                             6,311         3,393         4,903        11,889         3,427         4,639
Depreciation of property, plant and
 equipment                                       4,465         4,495         4,135         3,947         4,444         6,017
Net cash provided by (used in)
 operating activities                           12,066        14,942        (4,224)        5,296        (4,597)       (6,223)
Net cash provided by (used in)
 investing activities                          (30,208)       14,729        (8,719)      (11,796)       (3,288)       (4,451)
Net cash provided by (used in)
 financing activities                           88,687       (11,392)       (6,792)       (2,817)        5,973         8,086

(1) Translated solely for convenience of the reader at the noon buying rate in effect on December 31, 2004 of (euro) 1.00 = $ 1.3538.

EXCHANGE RATE INFORMATION

A significant portion of our net sales and expenses is denominated in currencies other than euro. We do not currently anticipate paying any dividends to shareholders. Any dividends that we may declare, however, would be in the currency determined by our directors at the time such dividends are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of shares of New York registry.

The average exchange rate information set forth below is computed using the noon buying rate for the euro on the last business day of each month during the period indicated.

AVERAGE EXCHANGE RATES OF U.S. DOLLARS PER EURO

                                                                  AVERAGE
                                                                 --------
Financial year ended December 31, 2000                           $ 0.9209
Financial year ended December 31, 2001                           $ 0.8909
Financial year ended December 31, 2002                           $ 0.9495
Financial year ended December 31, 2003                           $ 1.1411
Financial year ended December 31, 2004                           $ 1.2478

RECENT EXCHANGE RATES OF U.S. DOLLARS PER EURO

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2004 to February 2005:

                                             HIGH                 LOW
                                           --------            --------
September 2004                             $ 1.2417            $ 1.2052
October 2004                               $ 1.2783            $ 1.2271
November 2004                              $ 1.3288            $ 1.2703
December 2004                              $ 1.3625            $ 1.3224
January 2005                               $ 1.3476            $ 1.2954
February 2005                              $ 1.3274            $ 1.2773

The noon buying rate for the euro on February 28, 2005 was (euro) 1.00 = $
1.3274.

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

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. This cyclicality has had and is expected to continue to have a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again adversely affect our net sales, results of operations and backlog.

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

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market price of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to (euro) 31.8 million at December 31, 2004. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in the third quarter of 2004 due to production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

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

THE ACQUISITION OF DATACON MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

We completed the acquisition of Datacon Technology AG, or Datacon, on January 4, 2005. The acquisition of Datacon is material to us based on Datacon's reported net sales of (euro) 58.3 million for the fiscal year ended March 31, 2004 and
(euro) 39.1 million for the six months ended September 30, 2004, as opposed To
(euro) 85.5 million for the year ended December 31, 2003 and (euro) 126.3 million for the year ended December 31, 2004 for us. The succesS of this acquisition will depend, in part, on our ability to retain key personnel, and integrate the business of Datacon with our business. In addition, the integration efforts relating to the acquisition of Datacon may divert management attention from day-to-day activities, disrupt our ongoing operations, increase our expenses and adversely impact our results of operations, which could adversely affect the market price of our ordinary shares.

Datacon reports under International Financial Reporting Standards, or IFRS, and not under U.S. GAAP. In order to consolidate the financial figures of Datacon with ours, Datacon must prepare its financial statements according to U.S. GAAP subsequent to the acquisition. The effects of this change in reporting standards for Datacon's future results of operations cannot currently be determined. As a result, our results of operations in future periods may substantially differ from the results of operations in historical periods and the results of operations for us and Datacon may not be indicative of the results of operations for future years, which could adversely affect the market price of our ordinary shares.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2004, our three largest customers accounted for approximately 37% of our net sales, with the largest customer accounting for approximately 17% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from, a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than we do. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our markets depends on a number of factors both within and outside our control, including:

-     price, product quality and system performance;

-     ease of use and reliability of our products;

-     manufacturing lead times, including the lead times of our subcontractors;

-     cost of ownership;

-     success in developing or otherwise introducing new products; and

-     market and economic conditions.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND WE ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

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

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products that we introduce will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

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

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES IN THE PAST

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2004, the percentage of our consolidated net sales that is denominated in euro was approximately 54% whereas the percentage of our consolidated net sales represented by U.S. dollars or dollar-linked currencies was approximately 46%. Approximately 83% of our costs and expenses were denominated in euro for such period. As a result, our results of operations could be affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for the operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TOO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition, to any damages we may have to pay, a court could require us to stop the infringing activity or obtain a license on unfavorable terms.

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

REPORTING IN ACCORDANCE WITH IFRS MAY DIFFER FROM REPORTING IN ACCORDANCE WITH U.S. GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam on which the Company is listed, to publish their financial statements in accordance with IFRS.

While we intend to continue publishing financial statements prepared in accordance with U.S. GAAP, we will also publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards. Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our ordinary shares.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day activities, increase our expenses and adversely affect our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF DUTCH LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under such regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL, INCLUDING A TAKEOVER ATTEMPT THAT MIGHT RESULT IN A PREMIUM OVER THE MARKET PRICE FOR OUR ORDINARY SHARES

Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted, and the Supervisory Board has approved, the Board of Management's right to issue preference shares. In April 2000, we established the Foundation, whose board consists of five members, four of whom are independent of Besi. We have granted the Foundation a call option pursuant to which the Foundation may purchase up to 55,000,000 of the preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produces or is held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

PRICE VOLATILITY OF THE ORDINARY SHARES

The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of the ordinary shares has experienced significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.

ITEM 4: INFORMATION ON THE COMPANY

INTRODUCTION

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. We design and manufacture technologically advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through our wholly owned divisions. We conduct the molding systems and trim and form integration systems business through our wholly owned subsidiary Fico B.V. and its subsidiaries, or Fico. We conduct the plating systems and singulation systems business through our wholly owned subsidiary Meco International B.V. and its subsidiaries, or Meco. RD Automation and Laurier operate our high precision flip chip die attach systems and die sorting systems businesses. We conduct our flip chip and multi-chip bonding equipment business through Datacon.

Our customers are leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Infineon, Motorola, NSEB, ON Semiconductor, Philips, Skyworks and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to us attaining leading positions in each of our principal product lines.

Our ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and on the Nasdaq National Market (symbol: BESI). We were incorporated under the laws of the Netherlands in May 1995. Our principal executive offices are located at Marconilaan 4, 5151 DR Drunen, the Netherlands, and our telephone number at that location from the United States is (011) 31- 416-384345. The address for our agent for service in the United States is BE Semiconductor Industries USA, Inc., 10 Tinker Avenue, Londonderry, NH 03053.

RECENT EVENTS

ACQUISITION OF DATACON

General

On January 4, 2005, we completed the acquisition of Datacon. In the transaction, Datacon shareholders received total consideration of (euro) 72.6 million, of which (euro) 65 million was paid in cash and the remainder through the issuance of 1,933,842 ordinary shares. In connection with the acquisition of Datacon, we incurred approximately (euro) 3.2 million in acquisition fees and expenses. Under the terms of the acquisition, two foundations representing the former Datacon shareholders have agreed to a lock-up arrangement pursuant to which the new ordinary shares issued to them in the transaction must be held for a period of two years from the date of the acquisition, subject to certain permitted exceptions.

We expect to complete the determination of the allocation of the purchase price paid in connection with the acquisition of Datacon in the first quarter of 2005. We anticipate that the transaction will be accretive to our earnings per share in 2005 assuming no synergies related to the combination of the two firms. We intend to operate Datacon as an independent subsidiary within our group. We intend to retain the Datacon brand name and to offer its flip chip and die bonding equipment as part of our global product portfolio of assembly equipment.

Under the terms of the transaction, H. Rutterschmidt and G. Zeindl, members of Datacon's management board, will be appointed by our Supervisory Board as members of our Board of Management. This appointment is expected to take place after the notification of the General Meeting of Shareholders at the next annual General Meeting of Shareholders. In a separate transaction, an Austrian subsidiary of Besi acquired the land where the factory building of Datacon is located in Radfeld, Austria, for (euro) 2 million from a partnership of which H. Rutterschmidt and G. Zeindl are two of the partners.

Strategic Rationale

Our business strategy is to become the world's leading supplier of advanced back-end assembly equipment by means of leveraging our technology leadership, pursuing back-end system integration, focusing on long-term customer relationships, expanding our sales and service operations and selectively pursuing acquisitions.

The purchase of Datacon provides us with a complementary product line acquisition that is consistent with our goal of becoming the world's leading assembly equipment company and our strategy of offering customers a broad portfolio of cost-effective, end-to-end integrated solutions. The acquisition will increase the breadth of our product portfolio by adding flip chip bonding equipment and multi-chip die bonding equipment to our global product portfolio.

The acquisition significantly increases our scale and presence in the semiconductor assembly equipment market. Based on 2003 data from VLSI, we believe that as a result of the Datacon acquisition, we will become the third largest semiconductor assembly equipment company in the world as measured by revenues. We believe that this increase in scale and market presence will enhance our position in the eyes of our customers, competitors and employees.

In addition, we believe that the acquisition will allow us to further expand our market penetration of many key global accounts such as Infineon, STMicroelectronics and Amkor and provide the potential to expand our relationships with customers such as Epcos, Skyworks, Bosch, Fairchild and ASE.

We believe that our manufacturing capacity and technology base will also benefit from the transaction. Our global manufacturing resources will be expanded through the incorporation of additional, production capacity in Hungary, Austria and Asia. Our technology base will be strengthened through the combination of the resources of our die handling operations in the United States with those of Datacon.

We also expect to benefit from the depth of Datacon's management resources. We believe that Datacon has an excellent senior and middle management organization with a demonstrated track record of business and financial success. Datacon's executive management team has agreed to stay on with Datacon subsequent to the transaction and will be integrated with our management team. We believe that Datacon's historical financial results reflect the leadership position of its products and its successful business model.

Business

Datacon was founded in 1986 in Radfeld, Austria and is today a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. In the year ended March 31, 2004, sales of flip chip and die bonding equipment represented approximately 47% and 53%, respectively, of Datacon's net sales. According to data for 2003 from VLSI, Datacon is the world's largest manufacturer of flip chip bonding equipment for the semiconductor industry with a market share of 26%. The use of flip chip bonding technology is critical for the needs of chip manufacturers, allowing them to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and Internet infrastructure.

Datacon's products provide a wide range of die bonding capabilities for the advanced packaging market, ranging from high precision single die attach to sophisticated multi-chip, die and flip chip bonding applications. In addition, Datacon offers a customized products service for its customers, ranging from single machines to entire production lines with equipment integrated from other manufacturers, and also offers standardized and market specific products and training as standard to all customers. The principal end markets for its products are the automotive, telecommunications, consumer electronics, computer, health care, industrial and military and space industries.

Datacon's largest customers are principally semiconductor manufacturers in Europe and North America. Key customers include Epcos, Infineon, Bosch, STMicroelectronics, Skyworks and Fairchild. It also has major customers in the Asian assembly subcontractor industry, such as Amkor, ASE and STATS ChipPAC.

Currently, Datacon has production facilities in Radfeld, Austria, Gyor, Hungary and Berlin, Germany, employs approximately 450 people, including 110 employees in research and development, and has an estimated installed base of approximately 1,500 machines at customer locations worldwide.

Datacon's business operations are managed from the corporate headquarters in Radfeld, Austria, which also performs final assembly and testing of modules and frames and houses die bonder research and development. Datacon's Hungarian subsidiary is principally responsible for the production of mechanical parts and assembly of application modules in the production of flip chip and die bonding equipment. Datacon's German subsidiary produces special purpose machinery for both internal and external use. Datacon's sales and service activities outside Europe are handled by subsidiaries in North America and the Asia Pacific region.

INDUSTRY BACKGROUND

INTRODUCTION

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Most consumers picture semiconductors as small black boxes. The small black boxes are actually the packaging that surrounds the silicon chip and both protect the chip from the external environment and provide the interface between the chip and other electronic components.

Historically, semiconductors have been mass-produced as standard parts. Their electronic functionality was determined by configuring many standard parts on a printed circuit board that was custom designed for each application. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. Over time, system users and designers have continued to demand more functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have reduced costs and increased device yields.

The simple approach of reducing chip sizes and increasing functionality in order to meet customer production requirements has pushed the limits of conventional semiconductor packages. Semiconductor manufacturers have been required to develop new packaging technologies in response to increased demand for:

- Complexity. Manufacturers now combine so many functions on each chip that it becomes difficult to accommodate the large number of necessary electrical interconnections. We believe that this problem will only increase as designers continue to develop solutions with an increased number of functions per chip.

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

The semiconductor assembly process first involves the separation from the wafer of individual chips or "die" and the attachment of each die to a plated metal leadframe or a multi-layer substrate. The connection of the chip is then made either by bonding extremely fine gold or aluminum wire to the leadframe (this is referred to as "wire bonding") or to a multi-layer substrate or by creating direct connections to the multi-layer substrate via a so-called flip chip (this is referred to as "die attach" or "die bonding"). Next, the chips are molded by encapsulation in an epoxy plastic. In leadframe applications, the leads are then de-flashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. In array connect applications, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. Functional testing is carried out in various testing operations. Advanced integration capabilities, however, already permit the integration of test functions with leadframe trim and form operations.

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

To meet the challenges faced by semiconductor manufacturers, the semiconductor assembly industry has developed new chip packaging technologies. To address the requirement for increasingly dense circuits, array connect packaging has been developed, of which chip scale ball grid array packaging has emerged as the leading solution. Rather than relying on lead frames to mount and connect semiconductors, a multi-layer substrate material is used. Underneath the substrate, balls of solder are placed in an array pattern to establish direct contact with the circuit board allowing much greater densities than can be attained using leadframe technology. Chip scale ball grid array packaging is ideal for producing small, complex wireless devices.

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

COMPETITION

We are a leading manufacturer of semiconductor die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. The market for assembly equipment is highly competitive. In each of the markets we serve, we face competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than we have.

We believe we compete favorably with respect to the following factors:

-     product performance;

-     ease of use of our products;

-     product reliability;

-     product pricing in relation to "value of ownership";

-     breadth of product portfolio;

-     historical customer relationships; and

-     customer service and support.

A significant amount of the world's semiconductor manufacturing activity is concentrated in Japan, a market which has traditionally been supplied by Japanese semiconductor equipment manufacturers and historically has been difficult for non-Japanese suppliers to penetrate. Since 1995, we have supplied plating systems to the connector industry in Japan, and in recent years have begun to ship plating systems to Japanese semiconductor manufacturers. While we believe that this development will provide an opportunity to expand and broaden our presence in the Japanese market, given the historical difficulties of entering that market, and the existence of a number of major Japanese competitors, we may not be successful in doing so. Moreover, Japanese semiconductor equipment manufacturers aggressively compete in areas outside Japan, particularly in the Asia Pacific region. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high-volume, low-cost production and their high levels of excess capacity relative to other suppliers, including Besi.

The semiconductor assembly industry is characterized by rapidly changing technology and a high rate of technological obsolescence. Development of new technologies that have price/performance characteristics superior to our technologies could adversely affect our results of operations. In order to remain competitive, we believe that we will have to expend substantial effort on continuing product improvement and new product development. We cannot assure you that we will be able to develop and market new products successfully or that the products introduced by others will not render our products or technologies non-competitive or obsolete.

STRATEGY

Our objective is to become the world's leading supplier of advanced back-end semiconductor assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

LEVERAGE OUR TECHNOLOGY LEADERSHIP TO EXPLOIT NEW PACKAGING TECHNOLOGIES

Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for new semiconductor packaging. In the array connect market, we have introduced advanced molding systems and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and we are one of the leading suppliers of equipment used in chip scale ball grid array molding.

ACTIVELY PURSUE SYSTEM INTEGRATION

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

FOCUS ON STRATEGIC, LONG-TERM CUSTOMER RELATIONSHIPS

Our close relationships with our customers, many of which exceed thirty years, provide us with valuable knowledge about the semiconductor packaging and plating requirements as well as the opportunities to develop back-end systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products sold to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

EXPAND GLOBAL SALES AND SERVICE OPERATIONS

We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly China and Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market service in each geographic region is critical to sustain close relationships with customers and generate new product sales.

SELECTIVELY PURSUE ACQUISITIONS

We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis. Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope. In September 2000, we acquired our RD Automation subsidiary in order to expand our array connect product portfolio, in January 2002, we acquired our Laurier subsidiary allowing us to incorporate intelligent die sorting capabilities as part of our integration strategy and, on January 4, 2005, we acquired Datacon in order to extend our presence in the flip chip and die bonding equipment markets and to increase our scale and presence in the assembly equipment market. We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources. In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

PRODUCTS AND SERVICES

We develop and produce semiconductor die handling, packaging and plating equipment for both leadframe and array connect applications.

Our die handling equipment consists of:

- die sorting systems which are used to inspect, select and sort dies, flip chips, wafer level scale packages and opto-electronic devices for further processing in assembly operations; and

- high precision single and multi-chip and flip chip die attach systems which place the chip onto a multi-layer substrate.

Our packaging equipment consists of:

- molding systems that encapsulate bonded semiconductor devices in epoxy resin;

- trim and form integration systems used to cut and then form metallic leads of encapsulated semiconductor devices;

-     singulation systems used to cut package array connect substrates; and

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

DIE HANDLING EQUIPMENT

DIE SORTING SYSTEMS

Die sorting systems are used to inspect, select and sort bare dies, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Pick-and-place systems are also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices. Our current line of die sorting systems range in price from (euro) 150,000 to approximately (euro) 300,000.

As of December 31, 2004, we had sold approximately 550 die sorting systems.

SINGLE AND MULTI-CHIP AND FLIP CHIP DIE ATTACH SYSTEMS

Datacon develops and produces advanced die attach and flip chip equipment for the back-end process of integrated circuit, or IC, manufacturing. Using a highly adaptable platform concept with modular systems, Datacon's product range offers a large degree of flexibility for the IC manufacturing industry. Die attach and flip chip modules are available in dedicated single-chip as well as multi-chip, or MCM layouts and combinable with a range of other features. On the input side, Datacon machines handle standard 200 millimeter wafers while the latest machines also offer additional 300 millimeter capability. Factories still using sub-standard sized wafers can also be supplied by Datacon. With these machines, Datacon covers the requirements for a wide range of standard as well as advanced package designs and technologies such as system-in-package, or SiP, stacked die, micro-electro-mechanical systems, or MEMS, optoelectronics, and Chip-Scale Packages, or CSP.

With the 2200 apm, Datacon pioneered the revolutionary flip chip technology. Using different modules, the 2200 apm can be set up as a dedicated flip chip or die bonder or execute both tasks in one module. Offering this large amount of flexibility with a footprint of just 0.96 square meter, the 2200 apm is currently considered the industry standard. The 2200 apm offers a maximum throughput of 12,000 units per hour and a placement accuracy of +/- 10(mu)m@3(sigma).

Introduced in April 2004, the first model of the 8800 FC platform, the 8800 FC Quantum, is a dedicated flip chip machine with wafer changing system and 300 millimetre wafer capability. Equipped with a dual head handling system executing two flip chip bonding processes in parallel, the 8800 FC Quantum is a high-speed machine aimed at the market for large volume flip chip production. It operates with an accuracy of +/- 10(mu)m@3(sigma).

As of December 31, 2004, Datacon had sold approximately 950 single and multi-chip and flip chip die attach systems and had supplied over 50% of the installed base single and multi-chip and flip chip die attach systems at several manufacturers, including Epcos, Infineon, ST Micro, Amkor, ASE, Philips, Skyworks, Bosch, Intel, Texas Instruments, IBM, Spil, StatsChipac, Samsung.

Datacon's current line of single and multi-chip and flip chip die attach systems range in price from (euro) 200,000 to more than (euro) 600,000.

HIGH PRECISION FLIP CHIP AND DIE ATTACH SYSTEMS

Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip and multi-chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and internet infrastructure. In the opto-electronics field, precision flip chip, die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks. Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to 1 micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with an average placement accuracy of approximately 2 micrometers. Our current line of high precision flip chip die attach systems range in price from (euro) 100,000 to more than (euro) 500,000.

As of December 31, 2004, we had sold approximately 180 high precision flip chip and die attach systems.

PACKAGING EQUIPMENT

MOLDING SYSTEMS

Once chips have been bonded, using either wire bond technology or flip chip die attach technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of molding systems for the leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins.

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

To meet these requirements, we have developed and customized molding systems to meet customers' performance and flexibility requirements. Our molding systems use a multi plunger technology, which increases efficiency by means of multiple transfer plungers per mold. In addition, our systems use molds smaller than those currently available from other manufacturers, including those in Japan. We believe that these features improve process control, increase throughput and provide greater flexibility by a more rapid exchange of mold sets. All of the systems are modular, allowing integration with other process equipment, such as wire bonders, post cure ovens and trim and form equipment.

Our molding systems feature an electromechanical drive and modular design ranging for one strip to sixteen strips capability. For the year ended December 31, 2004, sales of our chip scale ball grid array molding systems accounted for approximately 30% of our total molding systems sales.

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

As of December 31, 2004, we had sold approximately 945 molding systems and had supplied over 50% of the installed base of molding systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EEMS,

IBM, Infineon Technologies and Micronas.

TRIM AND FORM INTEGRATION SYSTEMS

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

Systems also can be configured to integrate capabilities such as product marking, vision inspection and related testing functions and to operate on an integrated basis with automated molding and post-cure systems. Our current line of trim and form systems ranges in price from (euro) 125,000 to (euro) 550,000 depending on the particular configuration selected. As of December 31, 2004, we had sold approximately 925 trim and form systems and had accounted for approximately 50% of the installed base of trim and form systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EDL, EEMS, IBM, Infineon Technologies, Micronas, Motorola and NSEB.

SINGULATION SYSTEMS

Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form systems. We commercially introduced a fully automated singulation and sorting system in July 1999. As of December 31, 2004, we had installed over 80 systems in the field. The systems are available in single or double spindle version and can be used for saw singulation of a variety of packages such as chip array bill grid array, or CABGA, land grid array, or LGA, tape array bill grid array, or TABGA, quad flat no-lead, or QFN, and micro leadframe, or MLF. The latest generation systems are based on the modular Advanced Back-End Cluster, or ABC, concept and can be integrated with a variety of other process modules such as laser markers and test handlers. Prices for the different models range from (euro) 350,000 to (euro) 550,000.

PLATING EQUIPMENT

PLATING SYSTEMS

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

As of December 31, 2004, we had sold over 590 plating systems and had supplied over 50% of the installed base of automated tin-lead plating systems at several manufacturers, including Agere, Amkor, STATS ChipPAC, Hynix, Infineon Technologies, NSEB, Philips, Samsung, SPIL and Texas Instruments.

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

Tin-Lead Plating (Post-Molding)

According to 2003 data compiled by VLSI, we believe that we have the leading position in the automated tin-lead plating equipment market. We expect that our growth in this market will be driven by semiconductor manufacturing capacity additions as well as the replacement of existing semi-automatic systems. Our most important current plating product is our deflash and plating magazine-to-magazine cut-strip plating system. This system, which accounts for approximately 50% of our plating system sales, is used by leading semiconductor manufacturers to deflash and plate leadframes after encapsulation. The system automatically removes plastic bleed or flash left over from the molding process before plating and then plates semiconductor devices with a tin-lead alloy. We intend to:

- maintain our position as a market leader in automated tin-lead plating equipment and process technology;

- increase our sales and market share by replacing semi-automated systems with our fully automated systems; and

- continue to introduce systems offering enhanced productivity and yields and lower cost of ownership.

Other Plating Systems

We also produce reel-to-reel systems for tin-lead plating of discrete devices, silver spot plating and selective connector plating.

Since 1970, we have also specialized in the supply of chemicals for the semiconductor and electronic plating industry. We develop and sell our own chemical formulations for the plating of electronic material that incorporate qualities required for specific leadframe and connector applications. Our chemical products include a range of cleaners, electro polishers and strippers that are used by, and sold in conjunction with, our plating equipment.

AUTOMATED BALL PLACEMENT SYSTEMS

To capitalize on the growth of the array connect market, we are developing a proprietary line of ball placement systems which places the soldered ball onto the substrate molded strip in order to provide the device with electrical conductivity. We believe that such systems are required for semiconductor manufacturers seeking to establish a fully automated array connect manufacturing line.

TECHNOLOGY

We believe that important trends in the semiconductor industry, including rapidly changing technologies for semiconductor fabrication, shorter product cycles and the proliferation of new packages and devices, will further increase the significance of technology in the back-end manufacturing process. In cases where such protection is required, we believe that our technology is adequately protected by patents. We design, develop and manufacture die sorting, flip chip, molding, trim and form, singulation and plating systems drawing on advanced technological features, including the following:

DIE SORTING SYSTEMS

Our die sorting systems are used to inspect, select and sort bare dies, flip chips, wafer level chip scale packages and opto-electronic devices as small as
0.2 millimeter square from a wafer for further processing in back-end semiconductor assembly operations. In addition, we offer pick-and-place systems which are also capable of handling 300 millimeter diameter wafers.

DIE ATTACH SYSTEMS

Die Attach

Our die attach systems offer solutions for process development and volume production applications, including models catering to 1 and 2 micrometer accuracy bonding. In addition, we offer systems capable of bonding single and multi-chip, with an average placement accuracy of approximately 10 micrometers.

Flip Chip

For flip chip technology we are the world's leading supplier. We are offering flip chip bonders for the mainstream solder bump process as well as equipment for adhesive technologies like non conductive adhesive, isotropic conductive adhesive and anisotropic conductive adhesive. In addition to 7 um accuracy, a heated bond head with bond forces up to 5 kg is available that also enables thermo compression interconnects.

MOLDING SYSTEMS

Multi-Plunger Technology

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

Modular Press

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

Spot Plating Wheel

Our spot plating system uses our patented wheel concept to permit continuous plating and eliminate the loss of production time inherent in traditional step-and-repeat methods.

Tin-Lead Plating Equipment

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

CUSTOMERS

Our customers consist primarily of leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors. Our close relationships with our customers provide us with valuable knowledge about evolving semiconductor devices and packages as well as the opportunity to develop back-end systems in conjunction with our customers.

Our principal customers include:

DIE HANDLING EQUIPMENT    PACKAGING EQUIPMENT          PLATING EQUIPMENT
Agere                     Amkor                        Agere
Amkor                     ASE                          ASE
ASE                       Atlantic                     Amkor
Bosch                     AVX                          Chipmos
CMD                       Delphi Automotive Systems    Compel
Cree                      EDL                          EEMS
Epcos                     EEMS                         FCI
Fairchild                 Infineon                     Hitachi
Infineon                  Micronas                     Infineon
Nortel                    Motorola                     Lingsen
NSEB                      NSEB                         NSEB
Osram                     Osram                        OSE Semiconductor
Philips                   Philips                      Philips
Raytheon                  ON Semiconductor             Renesas
Samsung                   Samsung                      Samsung
Skyworks                  Skyworks                     Skyworks
STATS ChipPAC             STMicroelectronics           SPIL
STMicroelectronics                                     Texas Instruments

For the year ended December 31, 2004, Infineon and STMicroelectronics each accounted for more than 10% of our net sales. Historically, a significant percentage of our net sales in each year have been attributable to a limited number of customers; however, the largest customers for our systems tend to vary from year to year depending upon specific capital investment schedules, technological developments and business prospects.

In general, we have maintained close, long-term relationships with our customers. The use of our systems has become an integral part of some of our customers' decision-making processes for future equipment selection, while the quality of services rendered by the plating division has provided customers with flexibility in making evaluations regarding capacity needs in future business planning. We believe that our focus on large, technically sophisticated semiconductor manufacturers and our emphasis on close relationships with a number of such semiconductor manufacturers worldwide is an important competitive advantage.

SALES, FIELD SUPPORT AND SERVICES

Our worldwide sales and support organization is critical to our strategy of maintaining close relationships with leading semiconductor manufacturers. Sales functions are performed both on a regional and product line basis, and our salesmen have direct responsibility for new product sales and daily customer account management. The regional offices are supplemented in some Middle Eastern and Asian countries by distributors or agents. Sales activities in each region are supported by product line marketing groups in the Netherlands.

Our service and support activities include warranty services, technical support, training, provision of spare parts, molds and tooling capability. We maintain 28 service offices. Our manufacturing facilities in the Netherlands, Malaysia and the United States also play an important role in marketing and sales. Each facility is responsible for the production and technical support of the equipment that it manufactures as well as for customer service in conjunction with field service personnel.

The following table sets forth the number of our employees, by geographical region, engaged in sales and marketing and after sales and customer support as of December 31, 2004:

                                                              After Sales
                                                                 and
                                         Sales and             Customer
                                         Marketing             Support
                                         ---------            -----------
Europe                                      46                    18
Asia Pacific                                11                    38
United States                                7                     8
                                            --                    --
Total                                       64                    64
                                            --                    --

We typically experience a lengthy sales cycle for our products due to the significant amount of capital investment involved and careful coordination required to satisfy customers' design specifications. Equipment production takes between four and nine months after agreement upon specifications, with generally at least an additional month for testing and acceptance.

GEOGRAPHIC MARKETS

We believe that we are a leading supplier of trim and form, molding and plating systems to non-Japanese semiconductor manufacturers for their operations in Europe, the United States and the Asia Pacific region. The following table sets forth our net sales by geographic regions for each of the last three years and the percentage of our total net sales represented by each region.

(Euro in million, except for %)                   2002                           2003                            2004
-------------------------------           -------------------            -------------------           ---------------------
Asia Pacific                              44.8            54%            55.3            65%            85.6             68%
Europe and Rest of World                  28.3            34%            26.7            31%            30.0             24%
United States                             10.1            12%             3.5             4%            10.7              8%
                                          ----           ---             ----           ---            -----            ---
Total                                     83.2           100%            85.5           100%           126.3            100%
                                          ====           ===             ====           ===            =====            ===

Net sales in 2003 in the United States declined significantly as compared to 2002, primarily due to the completion of an investment program of a major U.S. semiconductor manufacturer in 2002. The increase in net sales in 2004 in the United States as compared to 2003 is primarily due to the increase of net sales of die handling systems, which was primarily realized in the United States.

BACKLOG

At December 31, 2004, we had a backlog of approximately (euro) 31.8 million compared to (euro) 39.8 million at December 31, 2003. The decrease in backlog as compared to December 31, 2003 was primarily due to a decrease in backlog for molding and trim and form systems. We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

MANUFACTURING AND SUPPLIERS

Our plating division, singulation division and die handling division subcontract virtually all components and subsystems incorporated into our products. Our manufacturing operations consist exclusively of final assembly and testing. Our molding division continues to manufacture molds and tools which it considers critical to its performance. It subcontracts all other manufactured parts, components and subsystems. However, an increasing amount of the manufacturing requirements of our molding division and trim and form division is being subcontracted to third-party vendors. In all cases, we maintain overall responsibility for the design, assembly, testing, production and incorporation of proprietary features in equipment manufactured by third-party vendors. Although we have not experienced any significant difficulty in our relationships with subcontractors, our ability to expand our capacity and rate of growth will rely on our ability to obtain increased production from our existing subcontractors or identify additional qualified subcontractors.

On occasion, we have experienced delays or unexpected costs in connection with the introduction of new products. These problems can result in unanticipated delays in product introduction, delays in product shipment, declines in orders and increased costs of goods sold and warranty costs, and can adversely impact our relationship with our customers.

We believe that emphasis upon quality equipment and service is essential to our competitive position, and therefore we maintain at each facility a dedicated quality management organization. We train all of our employees in basic quality skills and conduct customer quality audits of procedures and personnel. All of our trim and form and molding systems operations have qualified for compliance with ISO 9000 standards.

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

Our research and development spending is customer-driven and focuses on identifying and responding quickly to evolving customer and market requirements. Overall research and development activities for molding systems and trim and form systems are undertaken at our Duiven facilities, and automated plating, singulation and ball placement systems at our Drunen facility. These facilities are located in the Netherlands. Our research and development activities for our die handling systems are conducted in Londonderry, New Hampshire in the United States. In addition, each of our production facilities has an engineering group whose main responsibility is application engineering, including customization of specific customer requirements and investigation of new manufacturing processes and materials.

We historically have devoted a significant portion of our financial resources to research and development programs and expect to continue to do so in the future. For the three years ended December 31, 2002, 2003 and 2004, aggregate research and development expense was (euro) 12.5 million, (euro) 13.6 million and (euro)
12.5 million, respectively.

At December 31, 2004, we employed a total of 55 engineers engaged in research and development projects for molding and trim and form systems. We also employed approximately 29 engineers engaged in research and development of plating systems and singulation systems, and approximately 19 engineers engaged in research and development for die handling systems.

ORGANIZATIONAL STRUCTURE

We are the ultimate parent of our group, which as of December 31, 2004 included each of the subsidiaries set forth below. Unless otherwise indicated, each subsidiary is wholly owned, directly or indirectly, and is included in our consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. Each of the subsidiaries operates in its country of incorporation.

                                                               Location and                       Percentage of
                Name                                      Country of Incorporation                  ownership
--------------------------------------------           -------------------------------            -------------
BE Semiconductor Industries USA, Inc.                  Londonderry, New Hampshire, USA              100%
Fico B.V.                                              Duiven, the Netherlands                      100%
Fico Molding Systems B.V.                              Duiven, the Netherlands                      100%
Fico Trim & Form Integration Systems B.V.              Duiven, the Netherlands                      100%
Fico Tooling B.V.                                      Duiven, the Netherlands                      100%
Fico Tooling Leshan Company Ltd.                       Leshan, China                                87% (2)
Fico Asia SDN. BHD.                                    Shah Alam, Malaysia                          100% (3)
Fico America Inc.                                      Chandler, Arizona, USA                       100% (1)
ASM Fico (F.E.) SDN. BHD.                              Shah Alam, Malaysia                          99.9% (4)
Besi Korea Ltd.                                        Seoul, Korea                                 100%
Fico Hong Kong Ltd.                                    Hong Kong, China                             100%
Fico Sales & Service Pte. Ltd.                         Singapore                                    100%
Meco International B.V.                                Drunen, the Netherlands                      100%
Besi Plating B.V.                                      Drunen, the Netherlands                      100%
Besi Japan Co. Ltd.                                    Tokyo, Japan                                 100%
Besi Singulation B.V.                                  Drunen, the Netherlands                      100%
Besi Taiwan Ltd.                                       Taipei, Taiwan                               100%
PASR Neunte Beteiligungsverwaltung GmbH                Vienna, Austria                              100%
PASR Zehnte Beteiligungsverwaltung GmbH                Vienna, Austria                              100%
Meco Equipment Engineers Inc.                          Rock Hill, South Carolina, USA               100% (1)
Meco Equipment Engineers (Far East) Pte Ltd.           Singapore                                    100%
Besi Die Handling Inc.                                 Londonderry, New Hampshire, USA              100%

(1)   Merged effective January 1, 2005 and name changed to Besi USA Inc.

(2) Upon a resolution of Fico Tooling Leshan's Board of Management, Leshan Radio Company Ltd., the other 13%-shareholder in Fico Tooling Leshan Company Ltd. (LRC), shall make agreed upon capital contributions after which LRC shall hold 30% of and Besi 70% of Fico Tooling Leshan Company's equity.

(3) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the respective management of these respective companies.

(4) In order to comply with local corporate law, a minority shareholding is held by the management of these respective companies.

PROPERTY, PLANT AND EQUIPMENT

Our molding systems, trim and form systems and molds are manufactured at leased facilities aggregating approximately 175,000 square feet located in Duiven, the Netherlands. We own an approximately 16,000 square foot facility for tooling manufacturing in Brunssum, the Netherlands. We own an approximately 24,000 square foot facility for tooling manufacturing in Shah Alam, Malaysia. In Leshan, China, we own a facility of approximately 30,000 square feet which we use as a facility for tooling and manufacturing. Our automated plating and singulation systems are manufactured at leased facilities aggregating approximately 95,000 square feet in Drunen, the Netherlands. We also lease approximately 22,000 square feet of facilities for our die sorting systems in Londonderry, New Hampshire in the United States.

On June 28, 2002, we sold the land and buildings of our Meco subsidiary in Drunen, the Netherlands in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of the real estate sold amounted to (euro) 5.4 million. Our gain on this transaction of (euro) 1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total (euro) 0.6 million per annum.

On February 6, 2004, we sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a (euro) 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.50% per annum. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation will not result in a cash outflow from us. The net book value of the real estate involved in this transaction is approximately (euro) 14.0 million at December 31, 2004.

On December 14, 2004, we announced that we will close our tooling facility in Brunssum, the Netherlands in the first half of 2005.

Our rental expense for our facilities and machinery in 2002, 2003 and 2004 were
(euro) 9.1 million, (euro) 7.7 million, and (euro) 7.1 million, respectively.

Datacon has three production plants in Europe. These include a production plant in Radfeld, Austria with facilities aggregating approximately 114,000 square feet, that is owned by Datacon and leased facilities in Berlin, Germany and Gyor, Hungary, aggregating approximately 20,000 square feet and 35,000 square feet, respectively. Datacon also leases approximately 5,400 square feet of space relating to its operations in Singapore and approximately 6,000 square feet of space in the United States.

The following table summarizes information with respect to the principal facilities that we leased or owned as of December 31, 2004.

          Plant Location                           Principal Activities           Area (sq. ft)
-----------------------------------------     --------------------------------    -------------
Duiven, the Netherlands                       Manufacturing                             175,000
Drunen, the Netherlands                       Manufacturing; Executive Offices           95,000
Leshan, China                                 Manufacturing                              30,000
Shah Alam, Malaysia                           Manufacturing                              24,000
Londonderry, New Hampshire, United States     Manufacturing                              22,264
Brunssum, the Netherlands                     Manufacturing                              16,000
Herwen, the Netherlands                       Idle                                         Idle

CAPITAL EXPENDITURES

Our capital expenditures were (euro) 4.9 million in 2002, (euro) 11.9 million in 2003 and (euro) 3.4 million in 2004.

The decrease in capital expenditures in 2004 as compared to 2003 is mainly due to the completion of our facilities in Duiven, the Netherlands and in China. The expenditures in 2003 were incurred primarily for the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and the establishment of our first manufacturing facility in China for the production of tools.

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

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004, industry conditions improved and we saw a significant increase in bookings as compared to the first half of 2003. However, in the third quarter of 2004, we saw a deterioration in industry conditions, resulting in a significant decrease in bookings in the second half of 2004 as compared to the first half of 2004.

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

RECENT EVENTS

ACQUISITION OF DATACON

On January 4, 2005, we completed the acquisition of 100% of the outstanding ordinary shares of Datacon for total consideration of (euro) 72.6 million, of which (euro) 65 million was paid in cash and the remainder through the issuance of 1,933,842 ordinary shares.

Datacon, a private company founded in 1986 and located in Radfeld, Austria, is, according to 2003 data compiled by VLSI, a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries, with (euro) 58.3 million reported revenue for the fiscal year ended March 31, 2004 and (euro) 39.1 million for the six months ended September 30, 2004 in accordance with IFRS.

See also "Acquisition of Datacon" under Item 4 "Information on the Company".

ISSUANCE OF (EURO) 46 MILLION 5.5% CONVERTIBLE NOTES

In January 2005, we issued (euro) 46 million principal amount of convertible notes, or the Notes, due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of
(euro) 5.125. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, we may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.

Application for listing of the Notes on the official segment of the stock market of Euronext Amsterdam N.V. coincided with publication of the prospectus on January 25, 2005. Listing took place on January 28, 2005.

The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement, in reliance on Regulation S promulgated under the United States Securities Act of 1933, as amended.

The net proceeds from the issuance of the Notes will be used by us for general corporate purposes, including working capital and capital expenditures. In addition, we may choose to repay all or a portion of the credit facilities that were assumed upon closing of the acquisition of Datacon. At December 31, 2004, Datacon had net debt of (euro) 23.7 million. Pending such uses, we intend to invest all or a portion of the net proceeds in short-term, interest-bearing instruments.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F and which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

REVENUE RECOGNITION

Our revenue recognition policy conforms to Emerging Issues Task Force, or EITF 00-21 and the SEC Staff Accounting Bulletin No. 101 and 104. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliverables in accordance with EITF 00-21. A customer's sole recourse against us is to enforce our obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

INVENTORIES

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgments regarding future market developments that might have an adverse effect on the valuation of our inventories.

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

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets".

The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco and RD Automation and Laurier, and 16 years for Fico as determined by an independent valuation at the date of acquisition.

The Company has three operating segments which aggregate as one reportable segment. Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We do not have any identifiable assets with indefinite lives.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table discloses our contractual obligations and commercial commitments as of December 31, 2004.

                                                            Payments Due by Period
                                     -------------------------------------------------------------------
      (Euro in thousands)            Less than 1 year   1-3 years  4-5 years     After 5 years     Total
----------------------------------   ----------------   ---------  ---------     -------------    ------
Long term debt obligations                          -       1,632          -                 -     1,632
Capital lease obligations
  including imputed interest                    1,248       2,550      2,624             9,357    15,779
Operating lease obligations                     1,188       1,952      1,492             3,532     8,164
Unconditional purchase obligations             10,549           -          -                 -    10,549

                                     ----------------   ---------  ---------     -------------    ------
Total contractual obligations and              12,985       6,134      4,116            12,889    36,124
                                     ================   =========  =========     =============    ======
commercial commitments

Unconditional purchase obligations relate to equipment and materials.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for 2004 constitute 19% of our net sales. As currency exchange rates change, translation of the statements of operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks, because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than
(euro) 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 54% of total net sales in the year ended December 31, 2004, whereas net sales represented by U.S. dollars or dollar-linked currencies amounted to approximately 46%. Approximately 83% of our costs and expenses were denominated in the euro and the remaining 17% in various currencies, principally the U.S. dollar and U.S.-dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term capital lease obligations, long-term debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

RESULTS OF OPERATIONS

SUMMARY FINANCIAL AND OTHER OPERATING DATA

                                                                                  Year Ended December 31,
                                                               --------------------------------------------------------------
                                                                  2002             2003             2004              2004
(Amounts in thousands except share and per share data)            EURO             EURO             EURO              USD(1)
------------------------------------------------------         ----------       ----------       ----------        ----------
Net sales                                                          83,228           85,500          126,341           171,040
Cost of sales                                                      55,849           63,345           88,352           119,611
                                                               ----------       ----------       ----------        ----------

Gross profit                                                       27,379           22,155           37,989            51,429

Selling, general and administrative expenses                       26,235           25,436           27,145            36,749
Research and development expenses                                  12,470           13,564           12,500            16,923
Restructuring charges                                                 786                -            5,616             7,603
Impairment of intangibles                                           3,302              287                -                 -
Amortization of intangible assets                                   2,591            2,522            2,465             3,337

                                                               ----------       ----------       ----------        ----------
Total operating expenses                                           45,384           41,809           47,726            64,612

Operating loss                                                    (18,005)         (19,654)          (9,737)          (13,183)
Interest income, net                                                3,395            2,815            1,811             2,452

                                                               ----------       ----------       ----------        ----------
Loss before taxes and minority interest                           (14,610)         (16,839)          (7,926)          (10,731)
Income taxes (benefit)                                              2,404           (3,292)          (2,435)           (3,297)

                                                               ----------       ----------       ----------        ----------
Loss before minority interest                                     (17,014)         (13,547)          (5,491)           (7,434)
Minority interest                                                       3               50               64                87

                                                               ----------       ----------       ----------        ----------
Net loss                                                          (17,011)         (13,497)          (5,427)           (7,347)
                                                               ----------       ----------       ----------        ----------

Loss per share:

Basic                                                               (0.54)           (0.44)           (0.18)            (0.24)
Diluted                                                             (0.54)           (0.44)           (0.18)            (0.24)

Weighted average number of shares used to compute net loss per share:

Basic                                                          31,462,482       30,813,681       30,794,660        30,794,660
Diluted                                                        31,462,482       30,813,681       30,794,660        30,794,660

(1) Translated solely for convenience of the reader at the noon buying rate on December 31, 2004 ((euro) 1.00 = US$ 1.3538)

2003 COMPARED TO 2004

NET SALES

Our net sales consist of sales of molding systems, trim and form integration systems, singulation systems, plating systems and die handling systems.

Our net sales increased from (euro) 85.5 million in 2003 to (euro) 126.3 million in 2004, an increase of 47.7%. The increase in net sales in 2004 as compared to 2003 was due to increased order levels in the first half of 2004, resulting in increased shipments in 2004 for most product lines.

Our net sales per product line for the periods indicated were as follows:

       (Euro in million)                                          2003               2004         % change
---------------------------------                                 ----              -----         --------
Molding systems                                                   36.6               50.7            38.5%
Trim and form integration systems                                 22.1               21.8           (1.4)%
Singulation systems                                                4.6               15.5           237.0%
Plating systems                                                   20.1               29.3            45.8%
Die handling systems                                               2.1                9.0           328.6%

                                                                  ----              -----           -----
Total net sales                                                   85.5              126.3            47.7%
                                                                  ====              =====           =====

BACKLOG

Our backlog at December 31, 2004 decreased by 20.1% to (euro) 31.8 million from
(euro) 39.8 million at December 31, 2003. The decrease in backlog was due to the significant deterioration in market conditions and corresponding reduction in customer orders in the second half of 2004.

New orders in 2004 were (euro) 118.3 million, an increase of 42.7% as compared to (euro) 82.9 million in 2003. The book-to-bill ratio for 2004 was 0.94 compared to 0.97 for 2003.

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

Gross profit increased by 71.2% from (euro) 22.2 million in 2003 to (euro) 38.0 million in 2004. As a percentage of net sales, gross profit increased from 25.9% in 2003 to 30.1% in 2004. The gross profit in 2004 was adversely affected by charges of (euro) 1.9 million for inventory write-downs recorded in the fourth quarter of 2004. In the fourth quarter of 2003, charges of (euro) 2.9 million were recorded for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Our selling, general and administrative expenses in 2003 totaled (euro) 25.4 million and represented 29.7% of net sales compared to (euro) 27.1 million or 21.5% of net sales in 2004. The decrease in selling, general and administrative expenses as percentage of net sales resulted primarily from the increase in net sales levels.

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

Our research and development expenses decreased from (euro) 13.6 million in 2003 to (euro) 12.5 million in 2004. As a percentage of net sales, research and development expenses were 15.9% and 9.9% in 2003 and 2004, respectively. Research and development spending in 2004 reflects our investment in research and development, mainly for the development of trim and form systems, our AMS-i molding system, as well as spending for new generation singulation and die handling systems.

RESTRUCTURING CHARGES

On December 14, 2004, as part of a plan to address the current downturn in the semiconductor industry, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide. In addition, we announced that we will phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring will be the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions are expected to occur during the first quarter of 2005.

We recorded a restructuring charge of (euro) 5.6 million in the fourth quarter ending December 31, 2004 to cover the estimated costs of this workforce reduction.

Ongoing economic uncertainties and industry over-capacity resulted in customers delaying scheduled deliveries, capacity investment and the funding of strategic programs in the second half of 2004. We have taken steps to realign our operations in response to reduced demand. The restructuring also is consistent with our plans to reduce exposure in high cost geographies and to rely more on low cost manufacturing regions.

Changes in the restructuring reserve were as follows:

(Euro in thousands)                          2002             2003                2004
---------------------                       ------            -----              ------
Balance at January 1,                        5,487            1,281                521
Additions                                    1,991                -              5,616
Releases                                    (1,201)               -                  -
Impairment on assets                          (107)               -                  -
Cash payment                                (4,889)            (760)              (317)

                                            ------            -----              -----
Balance at December 31,                      1,281              521              5,820
                                            ======            =====              =====

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for these restructuring activities are expected to be
(euro) 0.3 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

The 2004 provision for the reduction in workforce included severance and other benefits for approximately 81 employees, mainly in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be
(euro) 5.5 million, and will mainly be paid in the first half of 2005.

OPERATING LOSS

Operating loss decreased from (euro) 19.7 million in 2003 to (euro) 9.7 million in 2004. Operating loss for 2004 included restructuring charges of (euro) 5.6 million and (euro) 1.9 million for inventory write-downs. Operating loss for 2003 included a non-cash patent impairment charge of (euro) 0.3 million and charges of (euro) 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer. Operating loss in 2004 decreased as compared to 2003 due to increased gross order margins as well as slightly decreased spending on research and development.

We incurred annual patent and other identifiable assets amortization charges of
(euro) 2.5 million in 2004, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries.

In the fourth quarter of 2004, we tested our intangibles for impairment. No impairment on intangibles was required.

INTEREST INCOME, NET

Our interest income, net, decreased from (euro) 2.8 million in 2003 to (euro)
1.8 million in 2004, mainly due to lower market interest rates, increased capital lease obligations and slightly lower cash balances.

INCOME TAXES

Our income tax benefit amounted to (euro) 3.3 million in 2003 compared to (euro)
2.4 million in 2004. The effective tax rate was 19.5% in 2003 and 30.7% in 2004. The increase of the effective tax rate was due to decreased losses as compared to 2003 in certain foreign subsidiaries in which we were not able to recognize a tax benefit. Management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation.

NET LOSS

Our net loss amounted to (euro) 13.5 million in 2003 and (euro) 5.4 million in 2004. Net loss for 2004 was negatively impacted by (i) after-tax restructuring charges of (euro) 3.7 million and (ii) lower margins due to the devaluation of the U.S. dollar against the euro, as well as by pre-tax charges of (euro) 1.9 million related to inventory write-downs.

2002 COMPARED TO 2003

NET SALES

Our net sales increased from (euro) 83.2 million in 2002 to (euro) 85.5 million in 2003, an increase of 2.8%. The increase in net sales in 2003 as compared to 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in 2003, especially for trim and form integration systems and singulation systems, offset by lower sales for die handling systems.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)                            2002             2003         % change
---------------------------------            ----             ----         --------
Molding systems                              35.2             36.6             4.0%
Trim and form integration systems            15.8             22.1            39.9%
Singulation systems                           2.9              4.6            58.6%
Plating systems                              21.7             20.1            (7.4%)
Die handling systems                          7.6              2.1           (72.4%)

                                             ----             ----           -----
Total net sales                              83.2             85.5             2.8%
                                             ====             ====           =====

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

GROSS PROFIT

Gross profit decreased by 19.0% from (euro) 27.4 million in 2002 to (euro) 22.2 million in 2003. As a percentage of net sales, gross profit decreased from 32.9% in 2002 to 25.9% in 2003. The gross profit in 2003 was adversely affected by slightly lower margins, mainly caused by the devaluation of the U.S. dollar against the euro. Furthermore, charges of (euro) 2.9 million were recorded in the fourth quarter of 2003 for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses in 2002 totaled (euro) 26.2 million and represented 31.5% of net sales compared to (euro) 25.4 million or 29.7% of net sales in 2003. The decrease in selling, general and administrative expenses resulted primarily from our ongoing efforts to reduce our operating expenses.

RESEARCH AND DEVELOPMENT EXPENSES

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

In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single die handling systems business unit. In the fourth quarter of 2002, we restructured the combined business by reducing our workforce by approximately 28%. We recorded a restructuring charge relating to these actions of (euro) 0.8 million in 2002.

Changes in the restructuring reserve were as follows:

 (Euro in thousands)                        2001               2002             2003
-----------------------                    ------             ------            -----
Balance at January 1,                           -              5,487            1,281
Additions                                   8,306              1,991                -
Releases                                        -             (1,201)               -
Impairment on assets                            -               (107)               -
Cash payments                              (2,819)            (4,889)            (760)

                                           ------             ------            -----
Balance at December 31,                     5,487              1,281              521
                                           ======             ======            =====

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance costs, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for restructuring activities are expected to be (euro)
0.5 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

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

We incurred annual patent and other identifiable assets amortization charges of
(euro) 2.5 million in 2003, which related to the acquisitions of our Fico, Meco, RD Automation and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively.

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

In the fourth quarter of 2003, we tested our intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment to an amount of (euro) 0.3 million was recorded. No impairment on other intangibles was required.

We do not have any identifiable assets with indefinite lives.

INTEREST INCOME, NET

Our interest income, net, decreased from (euro) 3.4 million in 2002 to (euro)
2.8 million in 2003, mainly due to lower market interest rates and slightly lower cash balances.

INCOME TAXES

Our income tax expense was (euro) 2.4 million in 2002 as compared to an income tax benefit of (euro) 3.3 million in 2003. The income tax rate as shown in the results of operations was 19.6% in 2003. The tax rate for 2002 was not meaningful as we recorded a valuation allowance of (euro) 6.0 million in the fourth quarter of 2002. The tax rate for 2003 is significantly lower than our domestic tax rate, due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability. In 2003, an amount of (euro) 2.8 million of available tax benefit was not recognized.

In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, we recorded a charge of (euro) 6.0 million through the establishment of a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. We determined that the valuation allowance was required based on our recent losses, which were given substantially more weight than forecasts of future profitability calculating tax valuation allowances. Until we utilize these U.S. operating loss carry forwards, our income tax provision will reflect mainly domestic taxation.

NET LOSS

Our net loss amounted to (euro) 17.0 million in 2002 and (euro) 13.5 million in 2003. Net loss for 2002 was negatively impacted by (i) goodwill impairment of
(euro) 3.3 million, (ii) a non-cash valuation allowance of (euro) 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges of
(euro) 0.6 million related to our die handling operations.

Net loss for 2003 was negatively impacted by slightly lower margins due to the devaluation of the U.S. dollar against the euro, as well as by charges of (euro)
2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer and a (euro) 0.3 million charge for the impairment of intangibles.

LIQUIDITY AND CAPITAL RESOURCES

We had (euro) 108.9 million and (euro) 106.6 million in cash and cash equivalents at December 31, 2003 and December 31, 2004, respectively.

We finance our Meco subsidiary and, to an extent, our Fico subsidiary, on a stand-alone basis. We intend to finance our subsidiary Datacon on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are currently unsecured, except for pledges on the accounts of Fico and Meco with the banks that provide the facilities. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. We expect to finance the Datacon group using funds generated from its results of operations and available lines of credit. Datacon utilizes long-term loans, short-term bank lines of credit and government granted loans for export and research and development activities in these financing activities. Some of these loans are secured by a pledge of real property. Currently, RD Automation and Laurier and, to an extent, Fico are financed through intercompany loans. Fico Tooling Leshan Company Ltd. in China, 87% of which is owned by us, is partly financed by long-term loans issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico, RD Automation and Laurier and Datacon generally receive partial payments for automated molding systems, automated trim and form integration systems, die handling systems and bonding systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico, RD Automation and Laurier and Datacon.

Net cash (used in) provided by operating activities was (euro) 5.3 million and ((euro) 4.6) million in 2003 and 2004, respectively. The primary uses of cash in operations in 2004 were working capital requirements of (euro) 5.8 million as a result of the substantial increase in bookings activity during the first half of 2004.

At December 31, 2004, our cash and cash equivalents totaled (euro) 106.6 million and our total debt and capital lease obligations totaled (euro) 14.1 million. At December 31, 2004, shareholders' equity stood at (euro) 177.0 million.

Our capital expenditures were (euro) 4.9 million in 2002, (euro) 11.9 million in 2003 and (euro) 3.4 million in 2004. The expenditures in 2003 were incurred primarily for the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and the establishment of our first manufacturing facility in China for the production of tools. A majority of the capital expenditures of 2004 was used to further expand our production capacity in China and Malaysia.

On February 6, 2004, Fico sold the land and buildings in Duiven, the Netherlands in a sale and lease-back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. Fico granted the buyer a (euro) 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.5% per annum. The transaction will be accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation will not result in a cash outflow from Besi.

At December 31, 2004, Meco and Fico had available lines of credit amounting to in aggregate (euro) 13.5 million, under which no borrowings were outstanding, but with the amount available to be drawn under the lines reduced by (euro) 0.6 million in outstanding bank guarantees. At December 31, 2004, (euro) 0.4 million of the lines of credit was reserved for foreign exchange contracts. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. The relevant companies were in compliance with, or had received waivers for, all loan covenants at December 31, 2004.

In January 2005, we announced that we have launched and priced an issue of
(euro) 46 million in Notes due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of (euro) 5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, we may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet its levels of capital spending, research and development and working capital requirements for at least the next twelve months.

MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND IFRS

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we intend to continue publishing U.S. GAAP financial statements, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards. Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. We have not prepared financial statements in accordance with IFRS and, accordingly cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between our financial statements prepared under U.S. GAAP and under IFRS.

The following paragraphs summarize certain significant differences between U.S. GAAP and IFRS as of December 31, 2004 and not differences that may have existed throughout the period covered in the financial statements. This description is not intended to provide a comprehensive listing of all such differences specifically related to us or the industries in which we operate. U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto. We are currently investigating the possible impact of differences identified between IFRS and U.S. GAAP. In spite of the fairly large number of potential differences between U.S. GAAP and IFRS, only a relatively small number appears to be relevant to us in practice. The following summary may not include all major differences that exist between U.S. GAAP and IFRS as they relate to our business.

LEASES

U.S. GAAP generally requires profit or loss deferral on a sale and lease-back transaction that is classified as an operating lease. The exceptions to that general rule are the same as those for a sale and lease-back transaction classified as a capital lease. U.S. GAAP has stringent rules on accounting for sale and leaseback transactions of real estate.

IFRS requires immediate profit or loss recognition for a sale and lease-back transaction classified as an operating lease if the sale transaction is established at fair value because, in those situations, the sale transaction is deemed to be a normal sale transaction that would typically result in profit or loss being recognized immediately. If the sale price is less than the property's fair value, IFRS requires immediate profit or loss recognition unless the loss is compensated by future rentals at a below-market price, in which case the loss is deferred and amortized in relation to the rental payments over the period that the asset is expected to be used. If the sale price is above fair value, IFRS requires that the excess over fair value be deferred and amortized over the period for which the asset is expected to be used.

IMPAIRMENT OF LONG LIVED ASSETS

Under U.S. GAAP, when events or changes in circumstances indicate possible impairment, the sum of expected undiscounted future cash flows, related to the fixed asset (or group of assets) being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long lived asset group should include only the future cash flows that are directly associated with, and are expected to arise as a direct result of, the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. The impairment charge is measured as the excess of carrying value over fair value. Fair value may be measured using quoted market prices in active markets, if available or using discounted cash flows.

Under IFRS, when events or changes in circumstances indicate possible impairment, the sum of expected future discounted cash flows is compared to the carrying amount of the respective assets. If the carrying amount of the asset exceeds the sum of the discounted cash flows, an impairment loss exists and a write-down is necessary. The impairment loss is based on the recoverable amount (the higher of the asset's value-in-use and net selling price).

Under U.S. GAAP, reversals of impairment losses for assets to be held and used are prohibited, as the impairment loss results in a new cost basis for the asset. Subsequent revisions to the carrying amount of an asset to be disposed of must be reported as adjustments to the asset's carrying amount, but limited by the carrying amount at the date on which the decision to dispose of the asset is made.

Under IFRS, reversal of impairment losses, other than on goodwill, is required when there has been a change in economic conditions or in the expected use of the asset.

RESEARCH AND DEVELOPMENT

Under U.S. GAAP, research and development costs are expensed as incurred.

Under IFRS, research costs should be expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) must be recognized as an intangible if, and only if, an enterprise can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;

-     its intention to complete the intangible asset and use or sell it;

-     its ability to use or sell the intangible asset;

- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

PENSIONS

Multi-Employer Plans

Under U.S. GAAP, defined contribution accounting must be used.

Under IFRS, defined benefit accounting must be used, unless sufficient information cannot be obtained.

STOCK OPTIONS

Under U.S. GAAP, companies may elect to follow the accounting prescribed by either Accounting Principles Board Opinion 25, "Accounting for Stock Issued co Employees," (APB 25) or SFAS No 123. "Accounting for Stock-Based Compensation" (SFAS 123).

Under U.S. GAAP, compensation is recorded for the cost of providing the options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (exercise price). Under the intrinsic method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date These terms may be variable by design, may become variable due to their modification after the date of grant, or may be considered variable due to their relation to other stock option features. In such cases, compensation is measured at the end of each reporting period until the measurement date or in some cases, until the stock option's exercise, forfeiture, or expiry. Under the fair value method, the cost associated with options is based on the fair value at the date of grant. Cost is estimated using an option-pricing model. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

IFRS requires expensing of stock option plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation , SFAS No. 123 (revised 2004), or SFAS 123(R). SFAS 123(R), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in our consolidated statements of operations. SFAS 123(R) will become effective as of the third quarter in 2005. The effects of the change are still being determined by us.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

SUPERVISORY BOARD

The members of the Supervisory Board as of December 31, 2004 are as follows:

       Name              Age                   Title                           Term Expires
-------------------      ---        ---------------------------------          ------------
W.D. Maris               65         Chairman of the Supervisory Board                  2006
E.B. Polak               60         Member of the Supervisory Board                    2004
D. Sinninghe Damste      65         Member of the Supervisory Board                    2004
T. de Waard              58         Member of the Supervisory Board                    2007

Mr. Maris - Chairman of the Supervisory Board

Mr. Maris became a member of the Supervisory Board in May 2000 and has served as Chairman since June 2000. From 1990 to January 2000, Mr. Maris served as President and Chief Executive Officer of ASM Lithography N.V., the Netherlands, a semiconductor equipment manufacturer. From 1979 to 1990, Mr. Maris was active in the IC division of Philips Electronics N.V. Mr. Maris also serves as a member of the Supervisory Board of Vanderlande Transport Mechanismen B.V. Furthermore, Mr. Maris serves as a member of the board of directors of Photronics Inc., FSI International Inc., and the European Asset Trust.

Mr. Polak - Member of the Supervisory Board

Mr. Polak became a member of the Supervisory Board in November 2000. From 1984 until 2001, Mr. Polak has served in various capacities with ASM Lithography N.V., the Netherlands. From 1969 to 1984, Mr. Polak served in various capacities with Philips.

Mr. Sinninghe Damste - Member of the Supervisory Board

Mr. Sinninghe Damste became a member of the Supervisory Board in November 2000. From 1988 to his retirement in 2001, Mr. Sinninghe Damste served as a member of the Board of Management of Hollandsche Beton Groep N.V., a multi-sector construction company. From 1968 to 1988, Mr. Sinninghe Damste served in various capacities with Royal Dutch/Shell Group of Companies. Mr. Sinninghe Damste also serves as Chairman of the Supervisory Board of Holland Institute of Traffic Technology N.V. and as a member of the Supervisory Boards of Vedior N.V. and NKI \ AvL.

Mr. De Waard - Member of the Supervisory Board

Mr. De Waard became a member of the Supervisory Board in November 2000. Since 2001, Mr. De Waard has been a partner of Clifford Chance Limited Liability Partnership, a law firm. Previously, Mr. De Waard was a partner of the law firm Stibbe. Mr. De Waard also serves as a member of the Supervisory Board of STMicroelectronics N.V.

The business address of each of the members of the Supervisory Board is our registered office.

BOARD OF MANAGEMENT AND OTHER KEY MEMBERS OF MANAGEMENT

The members of the Board of Management and the other key members of management as of December 31, 2004 are as follows:

Board of Management

    Name                            Age                    Title                                  Term Expires
-------------                       ---     --------------------------------------                ------------
R.W. Blickman                       50      President and Chief Executive Officer,                N/a (1)
                                             Chairman of the Board of Management

J.A. Wunderl                        53      Member of the Board of Management,                    October 2007
                                             appointed as of March 25, 2004,
                                             Managing Director of
                                             RD Automation and Laurier

Other Key Members of Management

        Name                        Age                        Title
----------------------              ---     --------------------------------------
W.M. Enzing                         45      Managing Director of Fico Trim and                    N/a (1)
                                             Form Integration

R.J. Foppen                         57      Worldwide Sales and Marketing Manager                 N/a (1)
                                             of Meco Plating

P.A. Govaert                        48      Managing Director of Fico Molding and                 N/a (1)
                                             Fico Tooling

J.C. te Hennepe                     46      Director of Finance                                   N/a (1)
F.J.M. Jonckheere                   45      Managing Director of Meco Plating                     N/a (1)
H.F. Menschaar                      58      Director of Corporate Technology                      N/a (1)
H.G.E.M. van der Sande              36      Co-Director of Finance, Secretary of                  N/a (1)
                                             the Company
G. A. in `t Veld                    48      Managing Director of Fico Singulation                 N/a (1)

(1) There are no specified terms for these members appointed prior to March 2004

Mr. Blickman - President, Chief Executive Officer and Chairman of the Board of Management

Mr. Blickman is President and Chief Executive Officer and Chairman of the Board of Management, positions he has held since November 1995. He also is Managing Director of the Fico subsidiary, a position he has held since February 1991, and Managing Director of the Meco subsidiary, a position he has held since November 1995. Previously, Mr. Blickman held the position of Worldwide Sales Manager of Fico from September 1989 to February 1991. Prior to joining Fico, he served as the European Marketing and Sales Manager for Advanced Semiconductor Materials International N.V. (ASMI). Furthermore, Mr. Blickman serves as a member of the Supervisory Board of ZBG Holdings N.V. and of Ennismore Fund Management Limited.

Mr. Wunderl - Executive Member and Managing Director of Besi Die Handling Inc. (RD Automation and Laurier)

Mr. Wunderl has served as Managing Director of Besi Die Handling Inc. since January 5, 2004 and was appointed a member of the Board of Management on March 25, 2004. From 2002 to 2004, Mr. Wunderl worked at Esec Switzerland and between 1990 and 2002 he held various positions at ASMI.

Mr. Enzing - Managing Director of Fico Trim and Form Integration

Mr. Enzing has served as Managing Director of Fico Trim and Form Integration Systems since September 2001. Prior to joining Fico, Mr. Enzing served as Sector Director at Atos Orgin from 1997 and as Account Manager from 1995. Prior to that, Mr. Enzing was an Associate Consultant at McKinsey & Company, and held various positions at ASMI.

Mr. Foppen - Worldwide Sales and Marketing Manager of Meco Plating

Mr. Foppen is Worldwide Sales and Marketing Manager of Meco Plating and also serves as the Director of Sales and Marketing, a position he has held since 1985. From 1973 to 1985, Mr. Foppen served as the Sales Manager for the United Kingdom and Benelux Countries for Cetema B.V.

Mr. Govaert - Managing Director of Fico Molding and Fico Tooling

Mr. Govaert is Managing Director of Fico Molding, a position he has held since November 1, 2004, and Managing Director of Fico Tooling, a position he has held since May 1, 1999. Prior to joining the Fico subsidiary, Mr. Govaert served at Berkhof Heerenveen B.V. as General Manager from 1997 to 1998 and at WBM Staalservice Centrum B.V. from 1987 to 1997 as General Manager.

Mr. te Hennepe - Director of Finance

Mr. te Hennepe has served as Director of Finance since March 1, 2002. From March 1999 until February 2002, Mr. te Hennepe served as Finance Manager of Possehl Besi Electronics N.V. Prior to joining Possehl Besi Electronics N.V., Mr. te Hennepe served as Finance Manager/Controller for Yokogawa, GTI, HCS, ABB and ASMI in the Netherlands.

Mr. Jonckheere - Managing Director of Meco Plating

Mr. Jonckheere is Managing Director of Meco Plating, a position he has held since October 1, 2003. Formerly, Mr. Jonckheere served as Director of Operations of Meco Plating Systems and Chemicals from January 1996. From 1986 until joining Besi, Mr. Jonckheere served in various positions at Holec Machines and Apparaten B.V.

Mr. Menschaar - Director of Corporate Technology

Mr. Menschaar is Director of Corporate Technology, a position he has held since January 1999. Mr. Menschaar served as Strategic Business Development manager for Fico and Meco. Prior to joining Besi, Mr. Menschaar served variously as Managing Director for AFAM B.V., as Managing Director for Advanced Production Automation and as Chief Development for Patent Machinebouw B.V.

Mrs. van der Sande - Co-Director of Finance, Secretary of the Company

Mrs. van der Sande is Co-Director of Finance since March 2002 and acts as Secretary of the Company. From March 2000 to March 2002, Mrs. van der Sande served as our Director of Finance and from Juli 1996 to March 2000 as our Manager of Finance. Prior to joining Besi, Mrs. van der Sande spent nine years in public accountancy with KPMG Accountants N.V.

Mr. in 't Veld - Managing Director of Fico Singulation

Mr. in 't Veld has served as Managing Director of Fico Singulation (formely
Meco) since November 1, 2003. Prior to joining Besi, Mr. in 't Veld served as Managing Director of Multin Technology Group from 2000 to 2003. From 1982 to 2000, Mr. in 't Veld held various positions at Delft Instruments.

The business address of each of the members of the Board of Management and of the other key members of management is our registered office.

FUTURE MEMBERS OF THE BOARD OF MANAGEMENT

It is intended that Messrs. H. Rutterschmidt and G. Zeindl, members of the Datacon management board, will be appointed by the Supervisory Board as members of the Board of Management after the notification of the General Meeting of Shareholders at the next annual General Meeting of Shareholders which will be held on March 24, 2005. In connection with the acquisition of Datacon, H. Rutterschmidt acquired a total of 444,784 ordinary shares, which shares are subject to a two year lock up arrangement (subject to certain exceptions), which expires on January 4, 2007. Messrs. H. Rutterschmidt and G. Zeindl are two of the partners in a partnership that sold real property to a subsidiary of the Company.

B. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate cash compensation paid to, or accrued by us for our management including members of the Board of Management was (euro) 2.0 million in 2004, excluding one-time payments of (euro) 0.7 million. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were
(euro) 0.2 million in 2004.

REMUNERATION OF THE BOARD OF MANAGEMENT

The aggregate cash compensation paid to members of the Board of Management was
(euro) 715,089 in 2004 (including pension, but excluding one-time payments of (euro) 739,392). The remuneration of the members of the Board of Management is determined by the Supervisory Board, all with due observance of the remuneration policy to be adopted by the General Meeting of Shareholders. The Supervisory Board is required to present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

The total cash remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2002, 2003 and 2004 was as follows:

                                                       Year ended December 31,
                                               -----------------------------------------
(In euros, except as specified otherwise)        2002             2003             2004
-----------------------------------------      -------          -------          -------
R.W. Blickman
     Salaries and related costs (5)            311,497          312,637          317,847
     Bonus (4)                                       -           35,458              (4)
     Pension                                    54,326           54,326           55,231
     Other (6)                                       -                -          344,392

J. A. Wunderl (1) (in U.S.$)
     Salaries and related costs (5)                  -                -          190,797
     Bonus (4)                                       -                -              (4)
     Pension                                         -                -                -

M.A.H. Wartenbergh (2)
     Salaries and related costs (5)                  -          124,219          169,050
     Bonus (4)                                       -           13,755                -
     Pension                                         -           14,329           19,499
     Severance payment                               -                -          395,000

J.W. Rischke (3)
     Salaries and related costs (5)            145,948                -                -
     Bonus                                           -                -                -
     Pension                                    32,367                -                -
     Other (6)                                       -                -           40,884

(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 onwards.

(2) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit as of January 1, 2005.

(3) Member of the Board of Management until October 23, 2002; remuneration relates to the period until October 23, 2002.

(4) Bonus is included in the year to which it relates. As of the date of filing, the bonus for 2004 had not been determined.

(5) Includes salaries, holiday allowance, medical insurance and premiums social securities.

(6) This amount was paid as part of a settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that the Company should compensate for dilution that arose as a result of the Company's secondary share offering in 2000.

A portion of the compensation of the Board of Management is performance related.

REMUNERATION OF THE SUPERVISORY BOARD

The aggregate remuneration paid to current members of the Supervisory Board was
(euro) 87,488 in 2004. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total remuneration of the individual members of the Supervisory Board members for the years ended December 31, 2002, 2003 and 2004 was as follows:

                                  Year ended December 31,
                         ----------------------------------------
 (In euros)               2002             2003             2004
-------------------      ------           ------           ------
W. D. Maris              15,882           15,882           23,038
E. B. Polak              15,882           15,882           19,206
D. Sinninghe Damste      15,882           15,882           26,038
T. de Waard              15,882           15,882           19,206

In 2002, 2003 and 2004, part of the cash compensation, not exceeding 50%, paid to the Supervisory Board members has been replaced by the granting of options to purchase ordinary shares to three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration to Supervisory Board members after the grant of said options did not change compared to the remuneration approved by the General Meeting of Shareholders.

ORDINARY SHARES AND OPTIONS HELD BY MEMBERS OF THE BOARD OF MANAGEMENT

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Board of Management as of December 31, 2004 is as follows:

                                                           Number of shares
                                                           ----------------
R.W. Blickman                                                  270,485

                                     Exercise price     Number of options
                    Year of grant       in euros           outstanding
                    -------------    ---------------    ------------------
R.W. Blickman           1999               4.35              8,500
                        2000              17.90             20,000
                        2000               9.80            142,000
                        2001               9.55             40,000
                        2002               8.94             36,000
                        2003               3.22             35,042
                        2004               5.95             15,000
J.A. Wunderl            2003               5.20              8,000
                        2004               5.95              5,500
                                                           -------
Total                                                      310,042

Loans outstanding relating to the stock options granted to the members of the Board of Management amounted to (euro) 286,795 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreements in 1999 and 2000.

OPTIONS AND ORDINARY SHARES HELD BY MEMBERS OF THE SUPERVISORY BOARD

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Supervisory Board as of December 31, 2004 is as follows:

                                         Exercise price     Number of options
                        Year of grant       in euros           outstanding
                        -------------    --------------     -----------------
E.B. Polak                  2002               8.94               1,322
                            2003               3.22               3,667
                            2004               5.95               1,937
D. Sinninghe Damste         2002               8.94               1,322
                            2003               3.22               3,667
                            2004               5.95               2,629
T. de Waard                 2002               8.94               1,322
                            2003               3.22               3,667
                            2004               5.95               1,937
                                                                 ------
Total                                                            21,470

OPTIONS AND ORDINARY SHARES HELD BY FORMER MEMBERS OF THE BOARD OF MANAGEMENT

Details of options on ordinary shares held by former members of the Board of Management as of December 31, 2004 are as follows:

                                  Exercise price     Number of options
                 Year of grant       in euros           outstanding
                 -------------    --------------     -----------------
J.W. Rischke         1999               4.35               8,500
                     2000              17.90              16,000
                     2001               9.55              32,000
                     2002               8.94              23,000
                     2003               3.22              13,221
                                                          ------
Total                                                     92,721

Loans outstanding relating to the stock options granted to the former executive members of the Board of Management amounted to (euro) 78,286 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreement in 1999.

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

MANAGEMENT STRUCTURE

We have a two-tier board structure consisting of a Board of Management and a Supervisory Board which is entrusted with supervising and guiding the Board of Management. The Board of Management is currently comprised of two members and the Supervisory Board is currently comprised of four members. The Board of Management, the Chairman of the Board of Management or two members of the Board of Management acting jointly, are authorized to represent Besi. In addition to the two members of the Board of Management, our management team is currently also comprised of seven key members of management which do not form a part of the Board of Management itself.

The Supervisory Board supervises the policy of the Board of Management, as well as the general course of our corporate affairs and business, and provides advice to the Board of Management. The Board of Management must keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. In performing its duties, the Supervisory Board is required to act in the interests of Besi's business as a whole. The members of the Supervisory Board are not authorized to represent Besi. All of the members of the Supervisory Board are independent as defined under the rules of the Nasdaq National Market, including the independence requirements contemplated by Rule 10A-3 under the United States Exchange Act of 1934, as amended, the Exchange Act, and as defined in article III.2.3 of the Besi Code, which is in compliance with the Tabaksblat Code.

The Supervisory Board has adopted corporate governance guidelines to assist the Supervisory Board in the exercise of its duties and responsibilities and to serve our best interests and the best interests of our shareholders. These guidelines, which provide a framework for the conduct of the Board's business, include that:

- the principal responsibility of the Supervisory Board is to oversee the management of Besi;

-     the members meet regularly in executive session;

- members have full and free access to management and, as necessary and appropriate, independent advisors; and

- at least annually the board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

The Supervisory Board met ten times during 2004. Special attention was paid to recent developments related to corporate governance, especially changes stemming from the passage and enactment of the Sarbanes-Oxley Act of 2002 in the United States and the developments regarding the Tabaksblat corporate governance code in The Netherlands, the acquisition of Datacon finalized on January 4, 2005 and the issuance of the Notes listed on January 28, 2005.

Topics of the meetings included, among other items:

-     our general strategy;

-     our financial performance;

- approval of all periodic filings with the United States Securities and Exchange Commission, or the Commission, and Euronext Amsterdam;

-     the performance and internal division of tasks of the Board of Management;

-     potential strategic alliances and acquisitions;

-     the general risks associated with our operations; and

-     the Supervisory Board's own performance.

In 2004, the Supervisory Board conducted a self-evaluation of the functioning of the Supervisory Board as a whole and the performance of individual members. Management of the Company was not present at this meeting. In addition, at the meeting, the Supervisory Board discussed the functioning of the Board of Management as a whole and the performance of the individual members of the Board of Management.

The Chairman of the Supervisory Board and our management met on a regular basis.

Members of the Board of Management are appointed by the Supervisory Board and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board. If a member of the Board of Management is to be dismissed, the General Meeting of Shareholders must be consulted on the intended dismissal.

The Supervisory Board has established three committees, the Audit Committee, the Remuneration Committee and the Selection, Appointment and Governance Committee. The Remuneration Committee, Audit Committee and Selection, Appointment and Governance Committee operate under a charter that has been approved by the Supervisory Board. Members of these committees are appointed from and among the Supervisory Board members.

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

AUDIT COMMITTEE

In view of the limited number of members of the Supervisory Board, the Supervisory Board acts as the Audit Committee. The Audit Committee therefore has four independent members. The Audit Committee fulfills its responsibilities by carrying out the activities enumerated in its internal checklist as follows:

- the committee assists the Supervisory Board in fulfilling its oversight responsibilities by reviewing:

      - the financial reports and other financial information provided by the Company to any governmental body or the public;

      - the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics; and

      - the Company's auditing, accounting and financial reporting processes generally;

- the committee is directly responsible for the oversight of the Company's independent auditor and has sole authority and responsibility for their appointment (subject to shareholder ratification), termination and compensation. The independent auditor reports directly to the Audit Committee and the committee is responsible for the resolution of any disagreements between management and the independent auditor regarding financial reporting;

- the committee approves all audit fees and terms and all non-audit services provided by the independent auditor, and considers whether these services are compatible with the auditor's independence;

- the committee serves as an independent and objective party to monitor the Company's financial reporting process and internal control systems;

- the committee provides an open avenue of communication among the Company's independent accountants, financial and senior management, and the Supervisory Board; and

- the committee has established and maintains procedures for (i) the receipt, retention and treatment of complaints and (ii) the anonymous submission of confidential concerns by employees regarding accounting matters.

In 2004, the Audit Committee met eight times to discuss the scope and results of audits and reviews of our external auditor, KPMG, to review our internal accounting control policies and procedures, and to review all periodic filings with the Commission and Euronext Amsterdam. Our external auditor, KPMG, attended six meetings. Furthermore, the Audit Committee separately met with the auditor outside the presence of management. Frequent contact took place between the chairman of the Audit Committee and our management. During 2004, the Audit Committee focused on identifying our critical accounting policies, new accounting pronouncements and the developments of IFRS and the convergence between IFRS and U.S. GAAP.

In 2004, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as our auditor for the fiscal year ending December 31, 2005. This proposal will be presented to our shareholders for approval at the Annual General Shareholders Meeting to be held on March 24, 2005.

The Supervisory Board has determined that Mr. D. Sinninghe Damste qualifies as an Audit Committee Financial Expert. In determining whether members of the Audit Committee qualify as financial experts within the meaning of Commission regulations and the Nasdaq listing standards, the Supervisory Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with other reporting companies. Furthermore, the Supervisory Board determined that all members of the Audit Committee are financially literate.

REMUNERATION COMMITTEE

Besi has a Remuneration Committee which has responsibility for:

- annually reviewing and approving the corporate goals and objectives relevant to the compensation of senior management;

-     overseeing and administering the equity incentive plans;

- overseeing and making recommendations to the Supervisory Board with respect to director compensation; and

- determining the compensation of the chief executive officer and reviewing and approving, or make recommendations to the Supervisory Board, with respect to the compensation of the other executive officers.

The Remuneration Committee consists of Mr. T. de Waard, Chairman of the Remuneration Committee, Mr. W.D. Maris, Mr. Polak and Mr. Sinninghe Damste. The Remuneration Committee met once in 2004.

SELECTION, APPOINTMENT AND GOVERNANCE COMMITTEE

The Selection, Appointment and Governance Committee consist of its Chairman Mr. Polak, Mr. W.D. Maris, Mr. De Waard and Mr. Sinninghe Damste. The Selection, Appointment and Governance Committee prepares, within its duties, the decision-making of the Supervisory Board on:

- drawing up selection criteria and appointment procedures for Supervisory Board members and Board of Management members;

- periodically assessing the size and composition of the Supervisory Board and the Board of Management, and making a proposal for a composition profile of the Supervisory Board;

- periodically assessing the functioning of individual Supervisory Board members and Board of Management members, and reporting on this to the Supervisory Board;

-     making proposals for appointments and re-appointments; and

- supervising the policy of the Board of Management on the selection criteria and appointment procedures for senior management.

In 2004, the committee met once.

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

During the year 2004, the Disclosure Committee met once.

EXEMPTIONS FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

The Nasdaq corporate governance rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when (i) those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or (ii) contrary to generally accepted business practices in the issuer's country of domicile. Besi has received from Nasdaq exemptions from the following rules:

- Besi is exempt from Nasdaq's quorum requirements applicable to meetings of ordinary shareholders. In keeping with Dutch law and Netherlands generally accepted business practice, Besi's Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.

- Besi is exempt from Nasdaq's requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We do not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

D. EMPLOYEES

NUMBERS OF EMPLOYEES

The following table indicates the composition of our workforce (full time equivalents) by geography as of December 31:

                              2002               2003              2004
                              ----               ----              ----
The Netherlands                460                464               477
Asia/Pacific                   117                233               254
United States                   65                 49                67
                              ----               ----              ----
Total                          642                746               798

The following table indicates the composition of our workforce (full time equivalents) by role as of December 31:

                                           2002              2003              2004
                                           ----              ----              ----
Manufacturing                               371               459               484
Sales, Marketing and Customer Service       120               114               128
Research and Development                     78                90               103
General and Administrative                   73                83                83
                                           ----              ----              ----
Total                                       642               746               798

As of December 31, 2004, Besi had approximately 798 employees (full time equivalents), of whom 339 were employed at Fico in the Netherlands, 130 at Meco in the Netherlands, 61 at RD Automation and Laurier in the United States, 101 at Fico Tooling Leshan, China, 122 at Fico Asia, Malaysia, 37 at Fico and Meco sales and service offices outside the Netherlands and 8 at Besi headquarters in the Netherlands. In addition, we employed 51 temporary workers (full time equivalents), principally in product development and engineering activities in the Netherlands.

RESTRUCTURING

On December 14, 2004, Besi announced a restructuring of its operations focused principally on a workforce reduction at its Dutch packaging and tooling manufacturing operations in Duiven and Brunssum of 81 employees, or approximately 10% of total fixed headcount worldwide, as part of a plan to address the current downturn in the semiconductor industry. In addition, Besi will phase out the use of approximately 50 temporary workers at the Duiven facility. The personnel terminations are expected to occur in the first quarter of 2005. A component of the restructuring will be the closing of Besi's tooling facility in Brunssum, the Netherlands in the first half of 2005.

COLLECTIVE BARGAINING ARRANGEMENTS AND WORKS COUNCIL

Approximately 98% of the employees in the Netherlands are covered by nationwide collective bargaining agreements. We do not have any employee unions in any of the other jurisdictions in which it operates.

Pursuant to the requirements of Dutch law, several of our subsidiaries have an employee works council. A central works council has been established at the level of Fico for the operations of Fico Molding, Fico Tooling and Fico Trim and Form. In addition, Meco Plating and Fico Singulation (formerly Meco) have a joint works council. Each works council has the right to be informed by and/or to advise management on specific matters in accordance with the Dutch Works Council Act. In addition, the Works Council Act provides that various decisions with respect to employment conditions of general application require the works council's consent. If withheld, such consent may be replaced with a judgment from the cantonal court. These works councils may make non-binding recommendations for the nominations made by the Supervisory Board to the General Meeting of Shareholders for the appointment of new Supervisory Board members. In addition, the central works council of Fico and the works council of Meco Plating and Fico Singulation jointly have the statutory right to make binding recommendations for up to one third of the members of the Supervisory Board.

Datacon's employees in Austria are all covered by the nationwide collective bargain agreement for employees and workers in the metal business. No other Datacon employees are subject to collective bargain agreements.

Pursuant to the requirements of Austrian law, the Datacon plant in Austria has a works council. The works council has the right to be informed by and/or to advise management on specific matters in accordance with Austrian mandatory law. In addition, the Austrian law provides the works council's consent for matters referring to controlling and disciplining the employees' performance. With regard to other issues such as introduction of administrative data processing systems and introduction of employee evaluation systems, the consent may be replaced by a judgement from the district court. Datacon does not have any other works councils.

OPTION PLAN(S)

DESCRIPTION OF STOCK OPTION PLANS

In 1995, we established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). We granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years 1995 to 2001, we made awards under the Incentive Plan 1995 to our executive officers and senior employees. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the ordinary shares on the date of grant.

In 2001, we established the BE Semiconductor Industries Incentive Plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that we may issue under the Incentive Plan 2001, may not exceed 1.5% per year of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. We anticipate that, on an annual basis, we will make awards under the Incentive Plan 2001 to our executive officers and senior employees. Options granted in 2002, 2003 and 2004 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the ordinary shares on the date of grant.

Under separate stock option plans, in the years 2000 through 2004, we granted options to all of our employees. The options vest after three years and have exercise prices equal to the market price of the ordinary shares on the date of grant. Under the grants of 2001 through 2004, the Dutch employees have a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued ordinary shares by us after exercise of the options. These options receive variable accounting treatment. All other options granted by us receive fixed accounting treatment.

We account for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through 2004, which received fixed accounting treatment. As of December 31, 2004, there were outstanding options to purchase an aggregate of 1,005,181 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of (euro) 9.79 per share. For the stock options granted from 2001 through 2004 that receive variable accounting treatment, we recognized a compensation release of (euro) 12 net of tax, based on the market value of the ordinary shares for the year ended December 31, 2004. As of December 31, 2004, 229,079 options that receive variable accounting treatment were outstanding at a weighted average exercise price of (euro) 7.06 per share.

We account for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under our stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. We have elected to continue to account for our stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123.

FINANCING OF STOCK OPTION PLANS

Option plans that were issued in 1999 and 2000 contained a virtual financing arrangement pursuant to which Besi financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to Besi on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

BENEFICIAL HOLDINGS OF SHAREHOLDERS AND MANAGEMENT FOR EACH PERSON OR ENTITY WHOM WE KNOW TO BENEFICIALLY OWN MORE THAN 5% OF OUR ORDINARY SHARES.

Applicable percentage of ownership is based on 30,794,660 ordinary shares outstanding (excluding 1,000,015 ordinary shares held by us in treasury) as of December 31, 2004.

The following table shows the beneficial ownership of the Company's share capital as of December 31, 2004 for each person or entity who owns beneficially 5% or more of the Company's ordinary shares.

        Name of Beneficial Owner(1)                 Shares Beneficially Owned   Percentage Beneficially Owned
---------------------------------------------       -------------------------   -----------------------------
FMR Corp. (2)                                             3,096,700                         10.1%
Schneider Capital Management Corporation (3)              2,126,320                          6.9%
Schroder International Selection Fund (4)                 1,700,000                          5.5%
All Supervisory Board and Executive members
of the Board of Management as a group (5)                   480,985                          1.6%

Notes:

(1) Beneficial ownership is determined in accordance with the rules of the Commission. Shares subject to options currently exercisable or exercisable within 60 days of December 31, 2004 are deemed outstanding for computing the percentage beneficially owned by the person holding such options, but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2) Consists of shares for which Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., has investment and or voting power in its capacity as an investment adviser. The shares are held by Fidelity Low Priced Stock Fund. This information is based solely on a Schedule 13G filed with the Commission on June 10, 2004.

(3) This information is based solely on a Schedule 13G filed with the Commission on February 11, 2005.

(4) This information is based on the notification form 1996 Act Part 1 on January 19, 2005.

(5) Includes exercisable options to purchase 210,500 ordinary shares. None of the members of our Supervisory Board or our Board of Management owns, directly or indirectly, more than one percent of our outstanding share capital.

1996 ACT ON THE DISCLOSURE OF HOLDING IN LISTED COMPANIES

On 15 July 1996, Berliner Elektro Holding Aktiengesellschaft notified the AFM of its capital interest of 58.67% in the Company's share capital pursuant to the 1996 Act on the Disclosure of Holding in Listed Companies, which filing still appears in the public register maintained by the Netherlands Authority for the Financial Markets, or AFM, for these purposes. At the General Meeting of Shareholders held on March 25, 2004, Berliner Elektro Aktiengesellschaft (presently named: AdCapital AG), deposited an aggregate number of 1,654,080 ordinary shares, which leads us to believe that the information presented in the public register with the AFM does not reflect the actual holdings of Ad Capital AG.

THE FOUNDATION

In accordance with the 1996 Act on the Disclosure of Holding in Listed Companies, it was announced that the Foundation has an option to acquire up to 55,000,000 preference shares. The option has not been exercised to date. The objectives of the Foundation are to safeguard the interests of the Company and its enterprise, group companies and all persons connected with the Group. To achieve its objective, the Foundation may acquire preference shares and may exercise the rights attached to those preference shares. See "Share Capital, Corporate Structure and Corporate Governance".

We are not directly or indirectly owned or controlled by any foreign government.

ITEM 8:  FINANCIAL INFORMATION

See "Item 18: Financial Statements" and pages F-1 through F-35.

DIVIDENDS

HISTORICAL DIVIDENDS

We have never paid a dividend in respect of our ordinary shares.

DIVIDEND POLICY

We intend to retain any future earnings to finance our operations and to help finance future acquisitions. Therefore, we do not expect to pay any dividends in the foreseeable future. According to our Corporate Governance Code, the policy of Besi on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) and resolutions to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.

PREFERENCE SHARES

Each year, the Board of Management, subject to approval of the Supervisory Board, shall determine which part of the profit - the positive balance of the profit and loss account - shall be reserved. From the profit remaining after reservation, a dividend shall be distributed on the preference shares equal to the average EURIBOR rate plus two hundred basic points calculated over the amounts paid on such shares, the average being taken over the number of days this rate applied over the financial year concerned. Currently, there are no preference shares outstanding.

ITEM 9: THE OFFER AND LISTING

Our ordinary shares are currently listed on the following exchanges:

Location            Trading Exchange                          Symbol
---------------     ----------------------                    ------
United States       Nasdaq National Market                      BESI
The Netherlands     Euronext                                    BESI

We have been informed by the Bank of New York, our transfer agent in the United States, that there were 5,726,285 shares of New York registry held by 9 record holders as of December 31, 2004. The following table sets forth the high and low closing sale prices on Nasdaq National Market and Euronext Amsterdam for our ordinary shares for our five most recent fiscal years.

                                        United States                         The Netherlands
                                  -------------------------          ---------------------------------
                                   High               Low                High                  Low
                                  -------            ------          ------------          -----------
Year Ended December 31, 2004
   First Quarter                  $  8.99            $ 6.95           (euro) 7.19          (euro) 5.55
   Second Quarter                 $  7.44            $ 5.42           (euro) 6.18          (euro) 4.50
   Third Quarter                  $  6.08            $ 4.67           (euro) 5.04          (euro) 3.90
   Fourth Quarter                 $  5.88            $ 4.65           (euro) 4.35          (euro) 3.65
Year Ended December 31, 2003
   First Quarter                  $  4.65            $ 3.13           (euro) 4.48          (euro) 3.15
   Second Quarter                 $  6.31            $ 3.33           (euro) 5.30          (euro) 3.18
   Third Quarter                  $  7.63            $ 5.25           (euro) 6.92          (euro) 4.50
   Fourth Quarter                 $  8.50            $ 5.85           (euro) 6.72          (euro) 5.10
Year Ended December 31, 2002
   First Quarter                  $  9.70            $ 7.06          (euro) 10.40          (euro) 8.14
   Second Quarter                 $  8.90            $ 6.01           (euro) 9.90          (euro) 6.45
   Third Quarter                  $  6.64            $ 4.02           (euro) 6.65          (euro) 4.23
   Fourth Quarter                 $  5.10            $ 3.35           (euro) 5.10          (euro) 3.70
Year Ended December 31, 2001      $ 11.63            $ 4.40          (euro) 12.50          (euro) 5.00
Year Ended December 31, 2000      $ 27.75            $ 7.28          (euro) 28.45          (euro) 8.70

The following table sets forth the high and low closing sale prices on Nasdaq National Market and Euronext Amsterdam for our ordinary shares for the six most recent months.

                                        United States                        The Netherlands
                                  ------------------------           -------------------------------
                                   High              Low                 High               Low
                                  ------            ------           -----------         -----------
February 2005                     $ 6.00            $ 5.32           (euro) 4.59         (euro) 4.19
January 2005                      $ 5.65            $ 5.11           (euro) 4.22         (euro) 4.01
December 2004                     $ 5.88            $ 5.21           (euro) 4.30         (euro) 3.97
November 2004                     $ 5.85            $ 4.92           (euro) 4.35         (euro) 3.86
October 2004                      $ 5.19            $ 4.65           (euro) 4.20         (euro) 3.65
September 2004                    $ 5.57            $ 4.85           (euro) 4.60         (euro) 4.06

On February 28, 2005, the closing sales price per share on the Nasdaq National Market was $ 5.84 and the closing sales price per share on Euronext Amsterdam Stock Exchange was (euro) 4.36.

ITEM 10: ADDITIONAL INFORMATION

This section contains a summary of material information relating to our share capital, including summaries of certain material provisions of the Articles of Association and applicable Dutch law in effect on the date hereof, as well as relevant proposed legislation and regulation. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association. The full text of the Articles of Association is available in Dutch and English at Besi's principal office and at our website www.besi.com. We are not including the information contained at www.besi.com, or at any other Internet address as part of, or incorporating by reference, into this Annual Report on Form 20-F.

GENERAL

Besi was incorporated on May 9, 1995 as a Dutch public company with limited liability and is governed by Dutch law. Besi has its corporate seat in Amsterdam, the Netherlands, with its head office in Drunen, the Netherlands, and is registered under number 09092395 with the Trade Register at the Chamber of Commerce and Industry of Oost-Brabant, the Netherlands. The ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and on Nasdaq (symbol: BESI). Besi is subject to the Large Company Rules. A number of provisions of the Articles of Association are subject to recent amendments to the Large Company Rules and Besi will propose to amend its Articles of Association accordingly.

ARTICLES OF ASSOCIATION

The material provisions of the Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Articles of Association were last amended by a notarial deed executed on May 25, 2004 before Mr. P.H.N. Quist, as legal substitute for Mr. H.B.H. Kraak, civil law notary, practicing in Amsterdam. The Articles of Association are available free of charge at Besi's website (www.besi.com).

CORPORATE PURPOSES

Pursuant to Article 4 of the Articles of Association, the objects of Besi are:

- to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services;

- to acquire, use and/or assign industrial and intellectual property rights and real property;

-     to invest funds;

- to provide security for the debts of legal persons or of other companies with which the company is affiliated in a group; and

- to undertake all that which is connected to the foregoing or in furtherance thereof, all in the widest sense of the words.

SHARE CAPITAL

As at February 28, 2005, the authorized share capital amounts to (euro) 100,100,000, divided into 55,000,000 ordinary shares with a nominal value of
(euro) 0.91 each, and 55,000,000 preference shares with a nominal value of
(euro) 0.91 each. The ordinary shares may be in bearer or registered form.

As at February 28, 2005, a total of 33,728,517 ordinary shares were outstanding (including 1,000,015 ordinary shares held by Besi in treasury) and there were no preference shares outstanding.

ISSUES OF ORDINARY SHARES AND PRE-EMPTIVE RIGHTS

Ordinary shares may be issued pursuant to a resolution of the General Meeting of Shareholders or the General Meeting of Shareholders may grant the authority to issue shares in the share capital of the Company to the Board of Management for a maximum period of five years. After such designation, the Board of Management may resolve upon the issue of ordinary shares after the approval of the Supervisory Board.

Currently, the General Meeting of Shareholders has delegated to the Board of Management subject to the prior approval of the Supervisory Board, until May 14, 2006 the authority to issue ordinary shares up to a maximum of 20% of the ordinary shares included in the authorized capital.

Shareholders have a pro rata pre-emptive right of subscription to any ordinary share issued for cash, which right may be limited or excluded. Shareholders have no pro rata pre-emptive subscription right with respect to any ordinary shares issued for a contribution other than cash, with respect to any issuance of preference shares or in the case of ordinary shares issued to employees. On the basis of a designation by the General Meeting of Shareholders, the Board of Management has the power, subject to approval of the Supervisory Board, to limit or exclude Shareholder pre-emptive rights through May 14, 2006. The designation may be renewed for a maximum period of five year. In the absence of such designation, the General Meeting of Shareholders has the power to limit or exclude such preemptive rights.

The foregoing provisions apply mutatis mutandis to the issuance of rights to subscribe for ordinary shares.

PREFERENCE SHARES

The provisions for the issuance of preference shares are similar to the provisions for the issuance of ordinary shares described above. However, if an issuance of preference shares would result in an outstanding amount of preference shares exceeding 100% of the outstanding ordinary shares and the issuance is effected pursuant to a resolution of a corporate body other than the General Meeting of Shareholders, such as the Board of Management, the issuance will require prior approval of the General Meeting of Shareholders.

If the issuance of preference shares is effected pursuant to a resolution of a corporate body other than the General Meeting of Shareholders, but the amount of preference shares to be issued would not exceed 100% of the number of outstanding ordinary shares, then prior approval of the General Meeting of Shareholders is not required, but the reasons for the issuance must be explained at an extraordinary General Meeting of Shareholders to be held within four weeks after such issue. Subsequently, within two years after the first issuance of preference shares, a General Meeting of Shareholders will be held to resolve to repurchase or cancel the preference shares. If no such resolution is adopted, another General Meeting of Shareholders with the same agenda must be convened and held within two years after the previous meeting and this meeting will be repeated until no preference shares are outstanding. This procedure does not apply to preference shares that have been issued pursuant to a resolution by, or with the prior approval of, the General Meeting of Shareholders.

In connection with the issuance of preference shares it may be stipulated that an amount not exceeding 75% of the nominal amount ordinarily payable upon issuance of shares, may be paid only if Besi requests payment. A decision of the Board of Management for further payment requires prior approval of the Supervisory Board.

THE FOUNDATION

The Foundation was established in April 2000. The board of the Foundation consists of five members, four of whom are independent of Besi and one of whom is a member of the Supervisory Board. The purpose of the Foundation is to safeguard Besi's interests, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, Besi's continuity, independence and identity.

Under the terms of an agreement entered into in April 2002 between Besi and the Foundation, the Foundation has been granted a call option, pursuant to which it may purchase a number of preference shares up to a maximum of the total number of outstanding ordinary shares. Until the call option is exercised by the Foundation, it can be revoked by Besi, with immediate effect. Under the terms of a separate agreement entered into in April 2002, Besi may force the Foundation to exercise its call option right if it has been announced (or may be expected) that an unfriendly take-over bid will be made with respect to the ordinary shares, or if (in the opinion of the Board of Management), a single shareholder (or group of shareholders) holds a substantial number of the ordinary shares. The aim of the preference shares is to provide a protective measure against unfriendly take-over bids.

REPURCHASE AND CANCELLATION OF SHARES

Besi may repurchase any class of shares in its own capital subject to certain provisions of Dutch law and the Articles of Association, if (a) shareholders' equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called part of the issued share capital and any reserves required by Dutch law or the Articles of Association and (b) Besi and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Besi's issued share capital. Shares held by Besi or any of its subsidiaries will have no voting rights and Besi does not receive dividends on shares it holds in its own capital. Any such purchases are subject to the approval of the Supervisory Board and may only take place if the General Meeting of Shareholders has granted to the Board of Management the authority to effect such repurchases, which authorization may apply for a maximum period of 18 months. The Board of Management was authorized to repurchase up to 10% of the issued share capital through September 27, 2006.

Upon a proposal of the Board of Management and approval of the Supervisory Board, the General Meeting of Shareholders shall have the power to decide to cancel shares acquired by Besi or to reduce the nominal value of the ordinary shares. Any such proposal is subject to the relevant provisions of Dutch law and the Besi Articles of Association with respect to reduction of share capital.

DIVIDENDS

Dividends may be paid out of annual profits shown in the annual accounts, which
- under the Dutch Large Company Rules presently in effect and described below - must be adopted by the General Meeting of Shareholders. At its discretion, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the annual accounts have been adopted by the General Meeting of Shareholders. The Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of the profits should be retained and not be made available for distribution to the shareholders. Those profits that are not retained shall be distributed to holders of ordinary shares pursuant to a shareholders' resolution, subject to preferred returns payable with respect to outstanding preference shares, if any, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Dutch law. Existing reserves that are available for distribution under Dutch law may be distributed upon a shareholders' resolution, proposed by the Board of Management, which proposal is subject to the prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

VOTING RIGHTS

Every outstanding share (whether ordinary share, or preference share) will carry the right to cast one vote. Resolutions by the General Meeting of Shareholders require the approval of an absolute majority of votes validly cast, unless otherwise required by Dutch law or the Articles of Association.

SUPERVISORY BOARD

Under Dutch law and the Besi Articles of Association , the management of Besi is entrusted to the Board of Management under the supervision of the Supervisory Board. Pursuant to the laws of the Netherlands, members of the Supervisory Board cannot at the same time be a member of the Board of Management of the same company. The primary responsibility of the Supervisory Board is to supervise the policies pursued by the Board of Management and the general course of affairs of Besi and its business. In fulfilling their duties, the members of the Supervisory Board are required to act in the best interests of Besi and its business.

Pursuant to the Articles of Association, the Supervisory Board consists of three or more members, to be determined by the Supervisory Board itself. Although the Articles of Association presently provide otherwise, in connection with a recent change of the Large Company Rules described in more detail below, the Supervisory Board members are appointed by the General Meeting of Shareholders upon a nomination prepared by the Supervisory Board. Non-binding recommendations for appointment to the Supervisory Board may be made by the General Meeting of Shareholders and the works councils of Besi's subsidiaries. In addition, the central works council of Fico and the works council of Meco Plating and Fico Singulation jointly have the right to make binding recommendations for up to one third of the members of the Supervisory Board. The Supervisory Board must adopt such recommendation, except in certain limited circumstances.

The Articles of Association provide that a member of the Supervisory Board shall resign no later than on the day the first General Meeting of Shareholders is held after the fourth anniversary of his or her appointment. For details on the period of service for the individual members of the Supervisory Board, see "Management and Employees".

BOARD OF MANAGEMENT

The Supervisory Board appoints members of the Board of Management. The Supervisory Board must notify the shareholders of intended appointments to the Board of Management.

The management of Besi is entrusted to the Board of Management under the supervision of the Supervisory Board. The Articles of Association provide that the Board of Management may lay down further rules and regulations with respect to its procedures and internal organization. These rules require the prior approval of the Supervisory Board. In addition, the Articles of Association provide that certain resolutions of the Board of Management require prior approval of the Supervisory Board, such as resolutions relating to the issuance of debt instruments.

The Board of Management consists of such number of members as may be determined and as appointed by the Supervisory Board. The Supervisory Board has the power to suspend or dismiss members of the Board of Management, provided that the Supervisory Board will be required to consult the General Meeting on the intended dismissal.

The compensation and other terms and conditions of employment of the members of the Board of Management are determined by the Supervisory Board. Since October 1, 2004, the amended Large Company Rules prescribe that public companies with limited liability, such as Besi, should have in place a policy relating to the remuneration of the members of the Board of Management. This policy is to be determined by the General Meeting of Shareholders. In addition, the new legislation determines that the Supervisory Board shall present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

INDEMNIFICATION OF MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD AND OTHER OFFICERS OF BESI

Subject to certain restrictions, Besi indemnifies any person who on account of being (former) member of the Supervisory Board, a (former) member of the Board of Management or a(n) (former) official entitled to represent Besi, or who at Besi's request of acts or acted as a member of the Supervisory Board, a member of the Board of Management or an officer of another company or business, whether or not having legal personality, is or was involved as a party or threatens to become a party in a threatened, pending or completed action or proceedings (other than an action by or in the right of Besi) for all costs incurred by such person in connection with proceedings or actions.

In addition, subject to certain restrictions, Besi indemnifies any person who was a party or is threatened to be made a party to any threatened, pending or completed action or proceedings by or in the right of Besi to procure a judgment in its favour, by reason of the fact that he is or was a member of the Supervisory Board, (former) member of the Board of Management, official or agent of Besi, or is or was serving at the request of Besi as member of the Supervisory Board, member of the Board of Management or officer of another company or business, whether or not having legal personality, for all costs incurred by him in connection with the defense or settlement of such action or proceeding. The indemnification set out above is in addition to other rights which the indemnified person could be entitled to. To cover any liability, Besi is authorized to conclude and maintain insurance on behalf of all indemnified persons.

GENERAL MEETINGS OF SHAREHOLDERS

General Meetings of Shareholders are held at least once a year, not later than six months after the end of the fiscal year. Notices convening a General Meeting of Shareholders will be mailed to holders of registered shares at least 15 days before the General Meeting of Shareholders and will be published in national newspapers in the Netherlands and abroad in countries where the bearer shares are admitted for official quotation. In order to attend, to address and to vote at the General Meeting of Shareholders, the holders of the registered shares must notify Besi in writing of their intention to attend the meeting and holders of the bearer shares must deposit their bearer shares with a depositary, as specified in the published notice. Besi currently does not solicit from or nominate proxies for the shareholders and is exempt from the proxy rules of the Exchange Act. However, shareholders and other persons entitled to attend the General Meetings of Shareholders may be represented by proxies with written authority. The Articles of Association allow the Board of Management to provide for a record date should they decide to provide for proxy solicitation.

Other General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or the Board of Management and must be held if one or more Shareholders or other persons entitled to attend the General Meeting of Shareholders jointly representing at least 10% of the issued share capital make a written request to the Supervisory Board or the Board of Management that a meeting be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at General Meetings of Shareholders by a majority of the votes cast, except where a different proportion of votes is required by the Articles of Association or Dutch law. Each outstanding ordinary share and, if outstanding, preference share, shall carry one vote.

AMENDMENT OF ARTICLES OF ASSOCIATION AND WINDING UP

A resolution of the General Meeting of Shareholders to amend the Articles of Association or to dissolve Besi may only be taken at the proposal of the Board of Management, which proposal shall require the approval of the Supervisory Board. A resolution to dissolve Besi must be approved by at least a three-fourths majority of the votes cast.

ADOPTION OF ANNUAL ACCOUNTS

The annual accounts (i.e. the balance sheet, the profit and loss account and the explanatory notes to these accounts), together with a certificate of the auditors, will be submitted to the General Meeting of Shareholders for adoption. Following adoption of the annual accounts by the General Meeting of Shareholders, a resolution shall be submitted to the General Meeting of Shareholders to discharge the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year.

LIQUIDATION RIGHTS

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the Preference Shareholders to the extent of the amount paid on the preference shares and the remaining balance shall be distributed to holders of the ordinary shares in proportion to their nominal possession of said shares.

OBLIGATIONS OF SHAREHOLDERS TO DISCLOSE MAJOR HOLDINGS

Holdings of shares or rights to acquire shares may be subject to notification obligations under the 1996 Act on the Disclosure of Holdings in Listed Companies, or the Disclosure Act and the Dutch Act on the Supervision of the Securities Trade 1995, or the Dutch Securities Act. The following description summarizes these obligations. Holders of shares or rights to acquire shares are advised to consult with their own legal advisors to determine whether the notification obligations apply to them.

Under the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest or a potential interest in Besi's capital or voting rights must immediately give written notice to Besi and the AFM if, as a result of such acquisition or disposal, the percentage of Besi's capital or voting rights held by such person falls within another percentage range, compared to the percentage range applicable to the rights held by such person previously. The percentage ranges referred to in the Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%.

For the purpose of the notification obligation, the following interests must be taken into accounts: (a) shares directly held (or acquired or disposed of) by any person, (b) shares held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's accounts or by a third party with whom such person has concluded an oral or written voting agreement and (c) shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right which such person has (or acquires or disposes of), including through the exercise of warrants. Special rules apply to the attribution of the shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on shares.

Under Section 2a of the Disclosure Act, each member of the Board of Management and Supervisory Board must without delay notify both the AFM and Besi of any changes in his interest or potential interest in Besi's capital or voting rights.

The AFM will publish all disclosures by means of an advertisement in a newspaper distributed throughout the Netherlands as well as on its public website (www.afm.nl).

In addition, pursuant to the Dutch Securities Act and a decree based thereon, a holder that directly or indirectly has a capital interest of more than 25% must, by means of a standard form within ten (10) days after the end of the month in which the transaction took place, notify the AFM of any and all transactions (including, without limitation, an acquisition or disposal of ordinary shares) that it carried out or caused to be carried out in securities issued by Besi, including warrants. If that shareholder is a legal entity and not an individual, the obligation is extended to its managing directors and members of its board of supervisory directors. The notification obligations also rest on 25% shareholders, their managing directors and members of their board of supervisory directors (if a legal entity), their spouses and persons with whom they share a household (if an individual). The AFM keeps a public register of all notifications made pursuant to the Disclosure Act and the Dutch Securities Act and publishes any notification received by it.

Non-compliance with the notification obligations under the Disclosure Act or the Dutch Securities Act can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with the notification obligations under the Disclosure Act may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to Besi's shares held by the offender for a period of not more than three (3) years, suspension of a resolution of the General Meeting of Shareholders, nullification of a resolution adopted by the General Meeting of Shareholders (insofar as it can be assumed that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire the ordinary shares for a period of not more than five (5) years.

AMENDMENT OF THE LARGE COMPANY RULES

GENERAL

On October 1, 2004, the Act on the Amendment of the Large Company Rules (the "Act") came into effect. The Act provides broader powers to shareholders of companies established under Dutch law and, in particular, companies subject to the Large Company Rules, such as Besi. The most important elements of the Act, to the extent relevant to Besi, are described below.

THE GENERAL MEETING OF SHAREHOLDERS

In public companies with limited liability (N.V.'s), a requirement is introduced for approval by the General Meeting of Shareholders of Board of Management decisions concerning an important change in the identity or character of Besi, including those to:

-     transfer all, or the major part, of a company's business to a third party;

- enter into, or terminate long-lasting cooperation between Besi, or a subsidiary, and a third party, if such entering into, or termination, has a fundamental impact on Besi; and

- acquire, or divest an interest in another enterprise, with a value of at least one third of the amount of the total assets reflected in Besi's (consolidated) annual accounts, by Besi or a subsidiary of Besi.

Lack of approval by the General Meeting of Shareholders does not affect the authority of the Board of Management to represent Besi vis-a-vis third parties and therefore has no external effect. The policy of the Board of Management is of course subject to review by the court.

AGENDA FOR THE GENERAL MEETING OF SHAREHOLDERS

Shareholders and holders of depositary receipts for shares issued with the co-operation of a company, or Depositary Receipt Holders, representing at least 1% of the issued capital of a public company with limited liability (N.V.) have the right to request the inclusion of (additional) items on the agenda of the General Meeting of Shareholders. In case of listed companies, shareholders or Depositary Receipt Holders representing an aggregate stock exchange value of at least fifty million euro also have the right to make such a request. This amount may be increased or decreased by a governmental decree. The board of management may refuse to put an item on the agenda only if this would prejudice vital interests of Besi. Also, such request must be made sixty (60) days prior to a General Meeting of Shareholders. Under Dutch law, general meetings of shareholders may be called by giving at least fifteen (15) days notice. If a proposal is received after the sixty (60) day deadline, but more than fifteen
(15) days prior to the general meeting of shareholders, Besi may, but is not under an obligation to, decide to put the item on the agenda for the general meeting of shareholders. If the proposal is received late and the items are not put on the agenda, they must be addressed at the subsequent General Meeting of Shareholders.

BOARD OF MANAGEMENT AND REMUNERATION

Before the Act came into effect on October 1, 2004, the Dutch Civil Code provided that the remuneration of the members of the board of management was determined by the General Meeting of Shareholders, to the extent not stipulated otherwise by the articles of association. The Act introduced a change to this provision for all public companies with limited liability. The new provision prescribes that public companies with limited liability should have a policy regarding the remuneration of the members of the Board of Management. The General Meeting of Shareholders shall determine this policy. The articles of association can also prescribe that a body other than the General Meeting of Shareholders establish the remuneration of individual members of the Board of Management, all with due observance of the policy adopted by the General Meeting of Shareholders. If a different body is authorized on the basis of the articles of association with regard to establishing the remuneration of individual members of the Board of Management, that body shall present any arrangement providing for the remuneration of members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for approval.

RELATIONSHIP BETWEEN THE BOARD OF MANAGEMENT AND THE BOARD OF SUPERVISORY DIRECTORS

Before the Act entered into force on October 1, 2004, the Dutch Civil Code provided that the Board of Management provide the Supervisory Board in a timely manner with such information as the latter would require to fulfill its tasks. The Act added to this requirement that the board of management must inform the Supervisory Board at least once every year in writing of the broad outlines of Besi's strategic policy, the general and financial risks connected to the operation of Besi's business, as well as of Besi's management and control system.

APPOINTMENT AND RE-APPOINTMENT OF MEMBERS OF THE SUPERVISORY BOARD

The Act provides that proposals to appoint, or re-appoint members of the Supervisory Board must - also in case of companies that are not subject to the Large Company Rules - be reasoned. In case of re-appointment, consideration should be given to the manner in which the relevant member has fulfilled his/her tasks as a member of the board of supervisory directors in the past.

REMUNERATION OF THE  SUPERVISORY  BOARD

The Act provides that the General Meeting of Shareholders is to establish the remuneration of the Supervisory Board.

CORPORATE GOVERNANCE CODE

The Corporate Governance Code applies to companies with a registered office in the Netherlands and a listing on a government-recognized stock exchange. Besi, which has its registered office in Amsterdam and is listed on Euronext Amsterdam, falls within the scope of the Corporate Governance Code. At the last annual meeting the shareholders approved the Besi Corporate Governance Code. This code is based on both the Corporate Governance Code and the Sarbanes Oxley requirements. The Besi Corporate Governance Code can be found at Besi's website (www.besi.com).

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

TAXATION

SUMMARY OF DUTCH TAX CONSIDERATIONS

WITHHOLDING TAX

INTEREST AND ANY OTHER PAYMENTS UNDER THE NOTES

Under current Dutch law, payment of interest, principal and premium, if any, will not be subject to Dutch withholding tax. Accordingly, all payments made by Besi under the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

DIVIDENDS

Dividends distributed by Besi generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression "dividends distributed" includes, among other things:

- distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

- liquidation proceeds, proceeds of redemption of ordinary shares or consideration for the repurchase of ordinary shares by Besi, or one of our subsidiaries, to the extent such consideration exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes;

- the par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made;

- partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association; and

- payment of interest with respect to a "hybrid loan". A loan with a maturity date (i.e. the original maturity date or revised maturity date upon a novation of the loan, if any) on or before the tenth anniversary of the loan cannot be classified as a "hybrid loan".

If a holder of ordinary shares resides in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, reduction or refund of, Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

Under the convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "U.S. Tax Treaty") currently in effect, dividends Besi pays to a holder of our ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the U.S. Tax Treaty are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of voting power in Besi, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the ordinary shares and the dividends are attributable. As of February 1, 2005, a full exemption of Dutch withholding tax is applicable for certain U.S. corporate shareholders owning at least 80% of voting power in Besi for a period of at least twelve months prior to the distribution. The U.S. Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the U.S. Tax Treaty. Based on this agreement U.S. pension funds investing in Besi, through entities that are considered to be transparent from a Dutch point of view, but are treated as taxable from a U.S. point of view, are entitled to a reduction of dividend withholding tax to nil. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

-     the holder is a resident of the United States as defined therein; and

- the holder's entitlement to such benefits is not limited by the provisions of Article 26, limitation on benefits, of the U.S. Tax Treaty. The Protocol to the U.S. Tax Treaty, mentioned above, will also amend Article 26 of this treaty.

Individuals and corporate entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes, Dutch resident individuals and Dutch resident entities, can generally credit the withholding tax against their income tax or corporate income tax liability.

Under current Dutch law, Besi may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the tax authorities in the Netherlands. That portion generally may not exceed 3% of the total dividend distributed by Besi. If Besi retains a portion of the amount withheld from the dividends paid to Dutch resident individuals or Dutch resident entities, the portion (which is not remitted to the tax authorities) might not be creditable against your domestic income tax or corporate income tax liability. Besi will endeavor to provide you with information concerning the extent to which Besi has applied the reduction described above to dividends paid to you and advise you to check the consequences thereof with your local tax advisor.

A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of "dividend stripping" in which he has paid a consideration related to the receipt of such dividend. In general terms, "dividend stripping" can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his "beneficial" interest in the shares and the dividend distributions. This regime may also apply to the transfer of shares or the entitlement to dividend distributions as described above, if the avoidance of dividend withholding tax is not the main purpose of the transfer.

DUTCH TAXES ON INCOME AND CAPITAL GAINS

DUTCH RESIDENT INDIVIDUALS

As a general rule, Dutch resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year. The value of the Notes or shares or cash received in case of a conversion or redemption of the Notes are included in the calculation of the net investment assets. A tax-free allowance for the first (euro) 19,552 ((euro) 39,104 for partners (statutorily defined term); this amount may be increased with (euro) 2,607 per minor child) of the net investment assets may be available (mentioned amounts are applicable for 2005). Actual benefits derived from the notes or shares, including any capital gains (including conversion or a redemption), are not as such subject to Dutch income tax.

However, if the Notes or shares are attributable to an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the Notes or shares, including any capital gain realized on the disposal or deemed disposal thereof (including a conversion or a redemption of the notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off, are generally subject to income tax at a progressive rate with a maximum of 52%. An increase of the Conversion Amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the notes. Subject to the same progressive rate are benefits derived from the Notes or shares in case a Dutch resident individual carries out activities that exceed regular portfolio asset management or derives other benefits from the notes or shares that are taxable as benefits from activities.

Furthermore, if a Dutch resident individual has an actual or deemed substantial interest in Besi, any benefit derived or deemed to be derived from the shares, including any capital gains realized on the disposal or deemed disposal (that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off thereof, are subject to income tax at a rate of 25%. Finally, if a Dutch resident individual has an actual or deemed substantial interest in Besi, any benefit derived or deemed to be derived from the notes, including any capital gains realized on the disposal thereof (including conversion or a redemption of the notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off, may be subject to income tax at a progressive rate with a maximum of 52%. An increase of the Conversion Amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the notes. Please see below for further clarification of the term substantial interest.

DUTCH CORPORATE ENTITIES

Any benefit derived or deemed to be derived from the notes or the shares held by Dutch resident entities, including any capital gains realized on the disposal or deemed disposal (including a conversion or a redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off thereof, is generally subject to corporate income tax at a rate of 34.5% (2005: 31.5%), unless the participation exemption is applicable. An increase of the conversion amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the Note. Under the participation exemption Dutch resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses), including currency exchange results, derived from or realized on the disposal of a qualifying shareholding. Generally, the participation exemption applies if a Dutch resident entity holds an interest of at least 5% in the issued and paid up share capital of a company.

A Dutch qualifying pension fund is not subject to corporate income tax and a qualifying Dutch resident investment fund is subject to corporate income tax at a special rate of 0%.

NON-RESIDENT HOLDERS

A holder of Notes or shares into which the Notes may be converted will not be subject to Dutch taxes on income or capital gains in respect of any payment under the Notes or the shares or in respect of any gain realized on the disposal or deemed disposal of the Notes or the shares (including the conversion of the Notes into shares or the redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off, provided that:

- such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Dutch 2001 Income Tax Act as they apply to residents of the Netherlands; and

- such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Notes or the shares are attributable nor does such holder carry out any other activities in the Netherlands that exceed regular asset management; and

- such holder does not have a profit share in, or any other entitlement to, the assets or income of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable; and

- such holder does not carry out and has not carried out employment activities with which the holding of the shares is connected directly or indirectly; and

- such holder, individuals relating to such holder and some of their relations by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in an entity residing in or deemed to reside in the Netherlands, or, if such holder has a substantial interest or a deemed substantial interest, it forms part of the assets of an enterprise.

To the extent that a non-resident holder is subject to Dutch taxes on income or capital gains in respect of the Notes, an increase of the conversion amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the Notes.

Generally, a non-resident holder of shares will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

- hold shares representing 5% or more of Besi's total issued and outstanding capital (or the issued and outstanding capital of any class of shares);

- hold or have rights to acquire shares (including the right to convert Notes or stock options into shares), whether or not already issued, that at any time (and from time to time) represent 5% or more of Besi's total issued and outstanding capital (or the issued and outstanding capital of any class of shares); or

- hold or own certain profit participating rights that relate to 5% or more of Besi's annual profit and/or to 5% or more of the liquidation proceeds.

The same criteria apply to a non-resident entity, save for the extension to partners, certain other relatives, and certain persons sharing the holder's household.

A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

GIFT, ESTATE AND INHERITANCE TAX

DUTCH RESIDENTS

Gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of the Notes or shares or cash received in case of a conversion or redemption of the Notes by way of a gift by, or on the death of, a holder of the Notes or shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his death.

NON-RESIDENTS

No Dutch gift, estate or inheritance taxes will arise on the transfer of Notes or shares by way of gift by, or on the death of, a holder of Notes or shares who is neither resident nor deemed to be resident in the Netherlands, unless:

- such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Notes or shares are or were attributable; or

- such holder is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the ordinary shares being attributable to that enterprises; or

- in the case of a gift of a note or a share by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift, estate and inheritance taxes, a Dutch national is deemed to be a resident of the Netherlands if he resided in that country at any time during a period of ten years preceding the date of the gift or death, as the case may be. In addition, for purposes of Dutch gift tax, a person not possessing Dutch nationality is also deemed to be a Dutch resident, irrespective of his nationality, if he was a Dutch resident at any time during a period of twelve months preceding the time at which the gift was made. The Netherlands has concluded a treaty with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Dutch and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States.

TURNOVER TAX

No Dutch turnover tax will arise in respect of any payment in consideration for the issue of the Notes, the conversion of the Notes into ordinary shares or with respect to any payment by Besi of principal, interest, dividend or premium (if any) on the Notes or on the shares.

OTHER TAXES AND DUTIES

No Dutch registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees, will be payable by a holder of Notes or shares in respect of or in connection with the signing and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the issue documents or the performance by Besi of its obligations thereunder or under the Notes or shares.

EU SAVINGS DIRECTIVE

The European Union has formally adopted the Savings Directive. Under the Savings Directive, member states will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by an economic operator to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system for a transitional period in relation to such payments. Luxembourg, Austria and Belgium have opted for the withholding system. The European Union, or EU, has signed or is in the process of signing agreements with Switzerland, Andorra, San Marino, Monaco, Liechtenstein and the dependent and associated territories of the United Kingdom and the Netherlands that provides for equivalent measures. It is expected that the directive will enter into force on July 1, 2005, provided that the non-EU countries mentioned above have concluded the aforementioned agreement with the EU.

UNITED STATES TAXATION

The following discussion summarizes certain material U.S. federal tax consequences of the acquisition, ownership and disposition of ordinary shares. This summary applies to a holder of ordinary shares only if such holder is a "U.S. holder". For purposes of this summary, a U.S. holder is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

-     an individual who is a citizen or resident of the U.S.;

- a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

- an estate, the income of which is subject to taxation in the U.S. regardless of its source; or

- a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

This summary is based on the tax laws of the U.S. in force and as interpreted by the relevant tax authorities as of the date of this Annual Report on Form 20-F, including the U.S.-Netherlands income tax treaty, or the Treaty. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of ordinary shares. This summary addresses only certain material consequences arising under U.S. federal tax law, and does not address tax consequences arising under the laws of any state, locality or foreign taxing jurisdiction.

This summary is of a general nature only and does not address all of the tax consequences that may be relevant to a U.S. holder in light of such holder's particular situation. In particular, this discussion only deals with U.S. holders that hold ordinary shares as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address the special tax rules that may apply to special classes of taxpayers, such as:

-     securities broker-dealers;

- persons who hold ordinary shares as part of a larger integrated financial transaction or straddle;

-     U.S. holders whose functional currency is not the U.S. dollar;

-     U.S. expatriates;

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

U.S. holders should consult their own tax advisors as to the particular tax consequences to them under U.S. federal, state and local, and foreign tax laws of the acquisition, ownership and disposition of ordinary shares.

TAXATION OF DIVIDENDS

We do not currently intend to pay dividends. Subject to the discussion below under "Passive Foreign Investment Company Considerations", for U.S. federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld therefrom) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income on the date of receipt. Dividends paid by U.S. generally will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under U.S. federal income tax law. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ordinary shares, and thereafter as capital gain. The amount of any dividend paid in a non-U.S. currency will be equal to the U.S. dollar value of the non-U.S. currency on the date of receipt, regardless of whether the U.S. holder converts the payment into U.S. dollars. A U.S. holder will have a tax basis in the non-U.S. currency distributed equal to such U.S. dollar amount. Gain or loss, if any, recognized by a U.S. holder on the sale or disposition of the non-U.S. currency generally will be U.S. source ordinary income or loss.

Dividend income is generally taxed as ordinary income. However, as a result of recent U.S. tax legislation, a maximum U.S. federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S.; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program a "qualifying treaty". Our ordinary shares are readily tradable on the Nasdaq National Market. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing their U.S. federal taxable income or, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder, may credit against their U.S. federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for U.S. foreign tax credit purposes.

TAXATION ON SALE, EXCHANGE OR OTHER DISPOSITION OF ORDINARY SHARES

Unless a non-recognition provision applies, U.S. holders will generally recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's adjusted tax basis in the ordinary shares. In general, a U.S. holder's adjusted tax basis in the ordinary shares will be equal to the amount paid by the U.S. holder for such ordinary shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations", such gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. If a U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of ordinary shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate.

Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisors regarding the availability of this offset.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company", or PFIC, under U.S. federal income tax law for such year and succeeding years. Based on an analysis of our financial position, we believe that we have not been a PFIC for U.S. federal income tax purposes for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. However, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the implied value of our assets based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure U.S. holders that we will not become a PFIC in the future or that the IRS will agree with our conclusion regarding our current PFIC status. We intend to use reasonable efforts to avoid becoming a PFIC. If we determine that we are a PFIC, we will take reasonable steps to notify U.S. holders.

If we were classified as a PFIC, unless a U.S. holder timely made one of the elections described below, a special tax regime would apply to both:

- any "excess distribution", which would be such holder's share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder's holding period, if shorter; and

-     any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. As a result of this treatment:

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

If a U.S. holder makes a mark-to-market election with respect to such holder's ordinary shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of such holder's ordinary shares at the end of the taxable year over the holder's adjusted basis in those shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder's ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. holder's tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such U.S. holder's ordinary shares will also be taxed as ordinary income.

The special PFIC tax rules described above also will not apply to a U.S. holder if the holder makes a QEF election, that is, the holder elects to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide U.S. holders with such information as they may require from us in order to make an effective QEF election.

If a U.S. holder makes a QEF election, the holder will be required to include in gross income for U.S. federal income tax purposes such holder's pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder's tax basis in the ordinary shares will be increased to reflect undistributed amounts that are included in such holder's gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to such holder.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to the ownership and disposition of ordinary shares.

GIFT AND ESTATE TAXES

An individual U.S. holder generally will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a 28% rate. Backup withholding will generally not apply to a U.S. holder, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder's exempt status, the holder generally must provide such certification on Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder's U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See "Item 5: Operating and Financial Review and Prospects".

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2004, our chief executive officer and director of finance have concluded that, as of December 31, 2004, our disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to our chief executive officer and director of finance by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) Changes in internal controls. There were no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the financial year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Mr. D. Sinninghe Damste qualifies as an Audit Committee Financial Expert. In determining whether members of the Audit Committee qualify as financial experts within the meaning of Commission regulations and the Nasdaq listing standards, the Supervisory Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with other reporting companies. Furthermore, the Supervisory Board determined that all members of the Audit Committee are financially literate.

B. CODE OF ETHICS

In 2003, our Supervisory Board approved the Besi Code of Business Conduct and Ethics and Code of Ethics for senior financial staff. A copy of the Code of Business Conduct and Ethics and Code of Ethics for senior financial staff is posted on our website (www.besi.com). We intend to disclose any amendment to, or waiver from, provisions of this Code of Ethics by posting such information on our website at the address specified above.

C. PRINCIPAL AUDITOR FEES AND SERVICES

KPMG has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2004. The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in 2002, 2003 and 2004:

                                       December 31,
                        -----------------------------------------
(Amounts in euro)        2002             2003             2004
-------------------     -------          -------          -------
Audit fees              241,009          184,700          212,750
Audit related fees            -           40,650          180,340
Tax fees                 25,748           56,640           41,795
All other fees              618                -          109,972

                        -------          -------          -------
Total                   267,375          281,990          544,857
                        =======          =======          =======

AUDIT FEES

Audit fees primarily relate to fees for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries and services in connection with accounting consultations.

AUDIT-RELATED FEES

Audit related fees mainly comprise services in connection with due diligence work on the acquisition of Datacon, consultations on various accounting issues and rendering opinions for different corporate-related items.

TAX FEES

Tax fees related to services in connection with tax advice, including fees associated with tax compliance services for foreign subsidiaries and other audit related tax services for the years ended December 31, 2002, 2003 and 2004.

ALL OTHER FEES

All other related fees mainly comprise services to assist the Company to comply with the Sarbanes Oxley Act.

PRE-APPROVAL POLICIES FOR NON-AUDIT SERVICES

The Audit Committee has approved the external audit plan and related audit fees for the year 2004. The Audit Committee has adopted a policy regarding audit and non-audit services, provided by KPMG. This policy is designed to ensure the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services such as tax-related services and acquisition advisory are permitted. In 2004, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The Audit Committee pre-approves non-audit services not specifically permitted under this policy and reviews the annual external audit plan and any subsequent engagements. The Audit Committee pre-approved all of the non-audit services performed for us during 2004.

D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 through F-35.

ITEM 19: EXHIBITS

EXHIBIT
NUMBER                               DESCRIPTION OF EXHIBIT
-------         -------------------------------------------------------------------
1.1             Articles of Association of BE Semiconductor Industries N.V.
                (English translation) (incorporated by reference to Exhibit 4.1 to Registrant's Report of Foreign Private Issuer on Form 6-K as
                filed with the Securities and Exchange Commission on January 24,
                 2005)
8.1             List of Subsidiaries of BE Semiconductor Industries N.V.
12.1            Rule 13a-14(a)/15(d)-14(a) Certification of  Chief Executive Officer
12.2            Rule 13a-14(a)/15(d)-14(a) Certification of Director of Finance
13.1            Section 1350 Certification of Chief Executive Officer
13.2            Section 1350 Certification of  Director of Finance

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on From 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  BE SEMICONDUCTOR INDUSTRIES N.V.

                                  /s/ Richard W. Blickman
                                  ---------------------------------------------
                                  Name: Richard W. Blickman
                                  Title: President and Chief Executive Officer

Date: April 11, 2005

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2004

BE SEMICONDUCTOR INDUSTRIES N.V.

Report of Independent Registered Public Accounting Firm                 F-2

Consolidated Balance Sheets                                             F-3

Consolidated Statements of Operations                                   F-4

Consolidated Statements of Cash Flows                                   F-5

Consolidated Statements of Shareholders' Equity                         F-7

Consolidated Statements of Comprehensive Loss                           F-8

Notes to the Consolidated Financial Statements                          F-9

Additional Information                                                  F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income (loss), for each of the years in the three-year period ended December 31, 2004. These Consolidated Financial Statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG Accountants N.V.
`s-Hertogenbosch, the Netherlands
February 8, 2005

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

                                                                                                  December 31,
                                                                                  -------------------------------------------
                                                                                   2003              2004              2004
                                                                                   EURO              EURO              USD 1)
                                                                                  -------           -------           -------
ASSETS

Cash and cash equivalents                                                         108,897           106,573           144,279
Accounts receivable                                                                17,957            20,172            27,308
Inventories                                                                        27,880            34,118            46,189
Other current assets                                                                9,439            14,773            19,999

                                                                                  -------           -------           -------
Total current assets                                                              164,173           175,636           237,775

Property, plant and equipment                                                      30,100            28,543            38,642
Goodwill                                                                           12,846            12,070            16,340
Patents and trademarks                                                             13,575            10,895            14,750
Other non-current assets                                                              723               198               268

                                                                                  -------           -------           -------
Total assets                                                                      221,417           227,342           307,775
                                                                                  =======           =======           =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt and capital leases                                  934               753             1,019
Accounts payable                                                                   10,338            14,331            19,401
Accrued liabilities                                                                14,464            18,791            25,439

                                                                                  -------           -------           -------
Total current liabilities                                                          25,736            33,875            45,859

Long-term debt and capital leases                                                   7,945            13,361            18,088
Deferred gain on sale and lease back                                                  927               842             1,140
Deferred tax liabilities                                                            3,112             2,156             2,919

                                                                                  -------           -------           -------
Total non-current liabilities                                                      11,984            16,359            22,147

Minority interest                                                                     191               115               156

Ordinary shares                                                                    28,023            28,023            37,937
Preference shares                                                                       -                 -                 -
Capital in excess of par value                                                    177,478           177,478           240,270
Retained deficit                                                                  (15,241)          (20,668)          (27,980)
Accumulated other comprehensive loss                                               (6,754)           (7,840)          (10,614)

                                                                                  -------           -------           -------
Total shareholders' equity                                                        183,506           176,993           239,613

                                                                                  -------           -------           -------
Total liabilities and shareholders' equity                                        221,417           227,342           307,775
                                                                                  =======           =======           =======

See Note 2 of "Notes to the Consolidated Financial Statements".

        The accompanying notes are an integral part of these Consolidated
                              Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except share and per share data)

                                                                                  Year ended December 31,
                                                              ---------------------------------------------------------------
                                                                 2002             2003              2004             2004
                                                                 EURO             EURO              EURO             USD 1)
                                                              ----------       ----------        ----------        ----------
Net sales                                                         83,228           85,500           126,341           171,040
Cost of sales                                                     55,849           63,345            88,352           119,611

                                                              ----------       ----------        ----------        ----------
Gross profit                                                      27,379           22,155            37,989            51,429

Selling, general and administrative expenses                      26,235           25,436            27,145            36,749
Research and development expenses                                 12,470           13,564            12,500            16,923
Restructuring charges                                                786                -             5,616             7,603
Impairment of intangibles                                          3,302              287                 -                 -
Amortization of intangible assets                                  2,591            2,522             2,465             3,337

                                                              ----------       ----------        ----------        ----------
Total operating expenses                                          45,384           41,809            47,726            64,612

Operating loss                                                   (18,005)         (19,654)           (9,737)          (13,183)
Interest income, net                                               3,395            2,815             1,811             2,452

                                                              ----------       ----------        ----------        ----------
Loss before taxes and minority interest                          (14,610)         (16,839)           (7,926)          (10,731)
Income taxes (benefit)                                             2,404           (3,292)           (2,435)           (3,297)

                                                              ----------       ----------        ----------        ----------
Loss before minority interest                                    (17,014)         (13,547)           (5,491)           (7,434)

Minority interest                                                      3               50                64                87

                                                              ----------       ----------        ----------        ----------
Net loss                                                         (17,011)         (13,497)           (5,427)           (7,347)
                                                              ==========       ==========        ==========        ==========

Loss per share
Basic                                                              (0.54)           (0.44)            (0.18)            (0.24)
Diluted                                                            (0.54)           (0.44)            (0.18)            (0.24)

Weighted average number of shares used to compute
 loss per share
Basic                                                         31,462,482       30,813,681        30,794,660        30,794,660
Diluted                                                       31,462,482       30,813,681        30,794,660        30,794,660

1) See Note 2 of "Notes to the Consolidated Financial Statements".

        The accompanying notes are an integral part of these Consolidated
                              Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                     Year ended December 31,
                                                        ------------------------------------------------
                                                         2002         2003         2004           2004
                                                         EURO         EURO         EURO          USD 1)
                                                        -------      -------     --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                (17,011)     (13,497)     (5,427)       (7,347)

Adjustments to reconcile net loss
  to net cash provided by (used in) operating
  activities:
Depreciation of property, plant and
  equipment                                               4,135        3,947       4,444         6,017
Amortization of intangible assets                         2,591        2,522       2,465         3,337
Impairment of intangibles                                 3,302          287           -             -
Deferred income taxes (benefits)                          2,403         (610)       (810)       (1,096)
Loss (gain) on disposal of equipment                         13          (32)       (105)         (142)
Gain on liquidation of subsidiaries                           -            -        (127)         (172)
Translation of debt in foreign currency                   2,109        2,409       1,189         1,610
Minority interest                                            (3)         (50)        (64)          (87)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable                3,575        9,961      (2,556)       (3,460)
Decrease (increase) in inventories                       (2,405)       4,764      (6,762)       (9,154)
Decrease in other current assets                         (2,857)      (1,908)     (4,960)       (6,715)
Increase (decrease) in accrued liabilities               (7,393)         124       4,010         5,428
Increase (decrease) in accounts payable                   7,317       (2,621)      4,106         5,558
                                                        -------      -------      ------        ------
Net cash provided by (used in) operating activities      (4,224)       5,296      (4,597)       (6,223)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                     (4,903)     (11,889)     (3,427)       (4,639)
Proceeds from sale of property, plant and equipment       6,789           93         139           188
Acquisition of subsidiaries, net of cash
  acquired                                              (10,605)           -           -             -

                                                        -------      -------      ------        ------
Net cash used in investing activities                    (8,719)     (11,796)     (3,288)       (4,451)
                                                        =======      =======      ======        ======

1) See Note 2 of "Notes to the Consolidated Financial Statements".

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                      Year ended December 31,
                                                        ---------------------------------------------------
                                                          2002          2003          2004           2004
                                                          EURO          EURO          EURO          USD (1)
                                                        --------      --------      --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital leases             (1,646)       (1,233)       (8,384)       (11,350)
Proceeds from long-term debt and capital leases                -         1,185        13,801         18,684
Net proceeds from (payments of) advances
  from customers                                           1,015        (2,644)          556            752
Payments of bank lines of credit                          (1,324)            -             -              -
Purchase of own shares                                    (4,885)         (346)            -              -
Proceeds from minority shareholder                            48           221             -              -
                                                        --------      --------      --------       --------
Net cash provided by (used) in financing activities       (6,792)       (2,817)        5,973          8,086

Net decrease in cash and cash equivalents                (19,735)       (9,317)       (1,912)        (2,588)

Effect of changes in exchange rates on cash
  and cash equivalents                                    (1,905)       (1,652)         (412)          (558)
Cash and cash equivalents at beginning of the year       141,506       119,866       108,897        147,425

                                                        --------      --------      --------       --------
Cash and cash equivalents at end of the year             119,866       108,897       106,573        144,279
                                                        ========      ========      ========       ========
Supplemental disclosure:

Cash paid for interest                                       710           655           825          1,117
Cash paid for income taxes                                   653           117         1,378          1,866
                                                        ========      ========      ========       ========

(1) See Note 2 of "Notes to the Consolidated Financial Statements".

   The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands except share data)

                                                                                           Accumulated
                                       Number of      Share      Capital                      other          Total
                                        ordinary     capital    in excess    Retained     comprehensive     share-
                                         shares       at par     of par      earnings         income        holders'
                                      outstanding     value       value      (deficit)        (loss)        equity
                                                      EURO        EURO         EURO            EURO           EURO
                                      -----------    -------    ---------    ---------    -------------    --------
Balance at December 31, 2001           31,794,675    28,933      181,799      15,267          2,303         228,302

Net loss                                        -         -            -     (17,011)             -         (17,011)
Exchange rate changes for the year              -         -            -           -         (5,918)         (5,918)
Repurchases of own shares                (896,447)     (816)      (4,069)          -              -          (4,885)

                                       ----------    ------      -------     -------         ------         -------
Balance at December 31, 2002           30,898,228    28,117      177,730      (1,744)        (3,615)        200,488

Net loss                                        -         -            -     (13,497)             -         (13,497)
Exchange rate changes for the year              -         -            -           -         (3,139)         (3,139)
Repurchases of own shares                (103,568)      (94)        (252)          -              -            (346)

                                       ----------    ------      -------     -------         ------         -------
Balance at December 31, 2003           30,794,660    28,023      177,478     (15,241)        (6,754)        183,506

Net loss                                        -         -            -      (5,427)             -          (5,427)
Exchange rate changes for the year              -         -            -           -           (959)           (959)
Reclassification - adjustment for
  exchange rate changes on
  liquidation of group companies
  realized in net loss                          -         -            -           -           (127)           (127)

                                       ----------    ------      -------     -------         ------         -------
Balance at December 31, 2004           30,794,660    28,023      177,478     (20,668)        (7,840)        176,993
                                       ==========    ======      =======     =======         ======         =======

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

                                                                  Year ended December 31,
                                                      ----------------------------------------------
                                                      2002        2003        2004            2004
                                                      EURO        EURO        EURO            USD (1)
                                                     -------     -------     ------          ------
Net loss                                             (17,011)    (13,497)    (5,427)         (7,347)

Other comprehensive loss:
Foreign currency translation adjustment               (5,918)     (3,139)      (959)         (1,298)
Adjustment for exchange rate changes on
  liquidation of group companies realized in net
  loss                                                     -           -       (127)           (172)

                                                     -------     -------     ------          ------
Comprehensive loss                                   (22,929)    (16,636)    (6,513)         (8,817)
                                                     =======     =======     ======          ======

Accumulated other comprehensive loss consists of:

                                                                 Year ended December 31,
                                                       ---------------------------------------------
                                                       2002       2003        2004           2004
                                                       EURO       EURO        EURO           USD(1)
                                                      ------     ------      ------         -------
Foreign currency translation adjustment               (3,615)    (6,754)     (7,840)        (10,614)

                                                      ------     ------      ------         -------
Accumulated other comprehensive loss                  (3,615)    (6,754)     (7,840)        (10,614)
                                                      ======     ======      ======         =======

(1) See Note 2 of "Notes to the Consolidated Financial Statements".

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

The purchase price, including acquisition costs, was allocated as follows:

(In thousands)                                USD
-------------------                          -----
Net tangible assets                          1,161
Patents                                      1,508
Goodwill                                     6,695
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

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with U.S. GAAP. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

The accompanying Consolidated Financial Statements are, solely for the convenience of the reader, also translated into U.S. dollars ("USD" or "U.S. $") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2004 ((euro) 1.00 = U.S.$ 1.3538). Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollar amounts at that or any other date. All euro and U.S. dollar amounts are expressed in thousands, unless otherwise stated.

PRINCIPLES OF CONSOLIDATION

As of December 31, 2004, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

                                                           LOCATION AND
                   NAME                              COUNTRY OF INCORPORATION          PERCENTAGE OF OWNERSHIP
                   ----                              ------------------------          -----------------------
BE Semiconductor Industries USA, Inc.             Londonderry, New Hampshire, USA               100%
Fico B.V.                                         Duiven, the Netherlands                       100%
Fico Molding Systems B.V.                         Duiven, the Netherlands                       100%
Fico Trim & Form Integration Systems B.V.         Duiven, the Netherlands                       100%
Fico Tooling B.V.                                 Duiven, the Netherlands                       100%
Fico Tooling Leshan Company Ltd.                  Leshan, China                                  87%(2)
Fico Asia SDN. BHD.                               Shah Alam, Malaysia                           100%(3)
Fico America Inc.                                 Chandler, Arizona, USA                        100%(1)
ASM Fico (F.E.) SDN. BHD.                         Shah Alam, Malaysia                          99.9%(4)
Besi Korea Ltd.                                   Seoul, Korea                                  100%
Fico Hong Kong Ltd.                               Hong Kong, China                              100%
Fico Sales & Service Pte. Ltd.                    Singapore                                     100%
Meco International B.V.                           Drunen, the Netherlands                       100%
Besi Plating B.V.                                 Drunen, the Netherlands                       100%
Besi Japan Co. Ltd.                               Tokyo, Japan                                  100%
Besi Singulation B.V.                             Drunen, the Netherlands                       100%
Besi Taiwan Ltd.                                  Taipei, Taiwan                                100%
PASR Neunte Beteiligungsverwaltung GmbH           Vienna, Austria                               100%
PASR Zehnte Beteiligungsverwaltung GmbH           Vienna, Austria                               100%
Meco Equipment Engineers Inc.                     Rock Hill, South Carolina, USA                100%(1)
Meco Equipment Engineers (Far East) Pte Ltd.      Singapore                                     100%
Besi Die Handling Inc.                            Londonderry, New Hampshire, USA               100%

(1) Merged effective January 1, 2005 and name changed in Besi USA Inc.

(2) Upon a resolution of Fico Tooling Leshan's Board of Management, Leshan Radio Company Ltd., the other 13%-shareholder in Fico Tooling Leshan Company Ltd.
    (LRC), shall make agreed upon capital contributions after which LRC shall hold 30% and Besi 70% of Fico Tooling Leshan Company's equity.

(3) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the respective management of these respective companies.

(4) In order to comply with local corporate law, a minority shareholding is held by the management of these respective companies.

The balance sheets of the foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to accumulated other comprehensive loss.

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

Using qualifying criteria defined in SFAS No. 133 and 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2004, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

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

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

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

The Company has three operating segments which aggregate as one reportable segment. Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The Company does not have any identifiable assets with indefinite lives.

INCOME TAXES

The Company applies SFAS No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if management assesses that realization is less than probable.

REVENUE RECOGNITION

Shipment of products occurs after a customer accepts the product at the Company's premises. Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliverables in accordance with EITF 00-21. A customer's sole recourse against the Company is to enforce its obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

WARRANTY EXPENSE

The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expenses when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. Technical development credits ("Technische Ontwikkelingskredieten" or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 18).

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

STOCK OPTIONS

The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net loss and loss per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net loss for the fixed stock options, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123.

The Company uses variable accounting treatment for options whereby the employees have a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued Ordinary Shares by the Company after exercise of the options.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(Amounts in thousands, except per share data)                    2002        2003        2004
                                                                 EURO        EURO        EURO
                                                                -------     -------     ------
Net loss as reported                                            (17,011)    (13,497)    (5,427)
Deduct: Stock-based employee compensation expense
   determined under fair value based method for all awards,
   net of related tax effects                                    (1,407)     (1,036)      (356)
Add: Stock-based compensation expense (release) included
   in net loss, net of related tax effect                             -          26        (12)
                                                                -------     -------     ------
Pro forma net loss                                              (18,418)    (14,507)    (5,795)

BASIC LOSS PER SHARE:
As reported                                                       (0.54)      (0.44)     (0.18)
Pro forma                                                         (0.59)      (0.47)     (0.19)

DILUTED LOSS PER SHARE:
As reported                                                       (0.54)      (0.44)     (0.18)
Pro forma                                                         (0.59)      (0.47)     (0.19)
                                                                =======     =======     ======

CONCENTRATION OF CREDIT RISK

A relatively small number of customers account for a significant percentage of the Company's net sales. The loss of a major customer or a reduction in orders by such customers, including reductions due to market or competitive conditions, could have a material adverse effect on the Company's business, financial condition and results of operations.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation , SFAS No. 123 (revised 2004), or SFAS 123(R). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments.

SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Company currently uses and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in the Company's consolidated statements of operations. SFAS 123(R) will become effective as from the third quarter in 2005. The effects of the change are still being determined by the Company.

3     ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

                                                                   December 31,
                                                                -----------------
                                                                 2003       2004
                                                                 EURO       EURO
                                                                ------     ------
Accounts receivable                                             19,742     21,632
Allowance for doubtful accounts                                 (1,785)    (1,460)

                                                                ------     ------
Total accounts receivable, net                                  17,957     20,172
                                                                ======     ======

A summary of activity in the allowance for doubtful accounts is as follows:

                                                      2002       2003       2004
                                                      EURO       EURO       EURO
                                                     ------      -----      -----
Balance at January 1,                                 4,502      2,912      1,785
Release for allowance for doubtful accounts, net     (1,364)      (894)      (250)
Addition due to acquisition of subsidiary                52          -          -
Accounts receivable written off                        (173)      (127)       (60)
Foreign currency translation                           (105)      (106)       (15)

                                                     ------      -----      -----
Balance at December 31,                               2,912      1,785      1,460
                                                     ======      =====      =====

4     INVENTORIES

Inventories, net consist of the following:

                                                                   December 31,
                                                                -----------------
                                                                 2003       2004
                                                                 EURO       EURO
                                                                ------     ------
Raw materials                                                   11,475     10,906
Work in progress                                                13,401     19,921
Finished goods                                                   3,004      3,291

                                                                ------     ------
Total inventories, net                                          27,880     34,118
                                                                ======     ======

A summary of activity in the allowance for obsolescence is as follows:

                                                      2002       2003       2004
                                                      EURO       EURO       EURO
                                                     ------     -----      ------
Balance at January 1,                                 5,950     5,198       7,432
Provision for loss on obsolete inventory                707     3,362       3,245
Addition due to acquisition of subsidiary               215         -           -
Inventory written off                                (1,437)     (857)     (1,680)
Foreign currency translation                           (237)     (271)        (82)

                                                     ------     -----      ------
Balance at December 31,                               5,198     7,432       8,915
                                                     ======     =====      ======

5     OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                                   December 31,
                                                                -----------------
                                                                 2003       2004
                                                                 EURO       EURO
                                                                -----      ------
VAT receivables                                                 1,618       2,253
Income taxes                                                    4,732       8,989
Subsidies and development credits receivable                      108         163
Interest receivable                                             1,103         383
Deposits                                                          105         106
Prepaid expenses                                                1,053       1,726
Deferred tax assets                                               110         371
Other                                                             610         782

                                                                -----      ------
Total other current assets                                      9,439      14,773
                                                                =====      ======

6     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following:

                                              Land,
                                            buildings                           Office
                                          and leasehold    Machinery and    furniture and    Assets under
                                          improvements       equipment        equipment      construction     Total
                                          -------------    -------------    -------------    ------------    -------
                                              EURO             EURO             EURO             EURO         EURO
                                          -------------    -------------    -------------    ------------    -------
Balance at January 1, 2004:
Cost                                         20,363           29,435           17,255           1,120         68,173
Accumulated depreciation                     (5,536)         (18,116)         (14,421)              -        (38,073)

                                             ------          -------          -------           -----        -------
Property, plant and equipment, net           14,827           11,319            2,834           1,120         30,100

Changes in book value in 2004:
Investments                                     280            2,753              990            (596)         3,427
Disposals                                        (1)            (106)             (12)              -           (119)
Depreciation                                   (732)          (2,314)          (1,398)              -         (4,444)
Reallocation                                    488             (488)               -               -              -
Foreign currency translation                   (170)            (197)             (40)            (14)          (421)

                                             ------          -------          -------           -----        -------
Total changes                                  (135)            (352)            (460)           (610)        (1,557)

Balance at December 31, 2004:
Cost                                         21,026           29,308           15,053             510         65,897
Accumulated depreciation                     (6,334)         (18,341)         (12,679)              -        (37,354)

                                             ------          -------          -------           -----        -------
Property, plant and equipment, net           14,692           10,967            2,374             510         28,543
                                             ======          =======          =======           =====        =======

On February 6, 2004, the Company sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. The Company granted the buyer a (euro) 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.50% per annum. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized.

Settlement of this obligation will not result in a cash outflow from the company. The net book value of the real estate involved in this transaction is approximately (euro) 14.0 million at December 31, 2004.

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

                                                     December 31,
                                                  ----------------
                                                   2003      2004
                                                   EURO      EURO
                                                  ------    ------
Land and buildings                                 9,453    13,140
Machinery, equipment and office furniture             54     3,384
Accumulated depreciation                          (1,806)   (2,518)

                                                  ------    ------
Total                                              7,701    14,006
                                                  ======    ======

The legal ownership of the majority of the assets under capital leases lies at a third party.

7     GOODWILL, PATENTS AND TRADEMARKS

In the fourth quarter of the years 2002, 2003 and 2004, the Company tested its intangibles for impairment at the operating segment levels.

As a result, in the fourth quarter of 2002, the Company recognized a goodwill impairment loss of (euro) 3,302 in the die handling equipment reporting unit. In the fourth quarter of 2003, the Company recorded an impairment of patents of die handling equipment of (euro) 287. No impairment on other intangibles was required. In the fourth quarter of 2004, no impairment on intangibles was required.

The Company does not have any identifiable assets with indefinite lives.

Goodwill, patents and trademarks, net consist of the following:

                                        Goodwill      Patents     Trademarks      Total
                                        --------      -------     ----------     -------
                                          EURO         EURO          EURO         EURO
                                        --------      -------     ----------     -------
Balance at January 1, 2004:
Cost                                     20,144        34,478        591          55,213
Accumulated amortization                 (7,298)      (21,342)      (152)        (28,792)

                                         ------       -------       ----         -------
Goodwill, patents and trademarks         12,846        13,136        439          26,421

Changes in book value in 2004:
Amortization                                  -        (2,419)       (46)         (2,465)
Foreign currency translation               (776)         (183)       (32)           (991)

                                         ------       -------       ----         -------
                                           (776)       (2,602)       (78)         (3,456)
Balance at December 31, 2004:
Cost                                     19,074        34,186        541          53,801
Accumulated amortization                 (7,004)      (23,652)      (180)        (30,836)

                                         ------       -------       ----         -------
Goodwill, patents and trademarks         12,070        10,534        361          22,965
                                         ======       =======       ====         =======

Aggregate amortization expense for the year ended December 31, 2004 was (euro)
2.5 million.

Estimated amortization expense for each of the next five years will be as follows:

                                           EURO
                                           -----
2005                                       2,500
2006                                       2,500
2007                                       2,500
2008                                       1,600
2009                                       1,000

8     DEFERRED INCOME TAXES

The items giving rise to the deferred tax assets (liabilities), net were as follows:

                                                               December 31,
                                                            -----------------
                                                             2003       2004
                                                             EURO       EURO
                                                            ------     ------
Deferred tax assets
- Operating loss carry forwards                              5,001      5,171
- Intercompany interest                                      1,905      2,065
- Intangible assets                                          2,158      1,626
- Inventories                                                  898        556
- Provisions                                                   272        290
- Other items                                                  264        264
                                                            ------     ------
Total deferred tax assets, gross                            10,498      9,972
- Valuation allowance                                       (9,834)    (9,403)
                                                            ------     ------
Total deferred tax assets, net                                 664        569

Deferred tax liabilities
- Intangible assets                                         (3,882)    (2,849)
- Other items                                                  (2)       (105)
                                                            ------     ------
Total deferred tax liabilities                              (3,884)    (2,954)

Total deferred tax assets (liabilities)                     (3,220)    (2,385)
                                                            ======     ======

Deferred tax assets
- Current                                                      110        371
- Non-current                                                  554        198
                                                            ------     ------
                                                               664        569

Deferred tax liabilities
- Current                                                     (772)      (798)
- Non-current                                               (3,112)    (2,156)
                                                            ------     ------
                                                            (3,884)    (2,954)

                                                            ------     ------
Total deferred tax assets (liabilities)                     (3,220)    (2,385)
                                                            ======     ======

The deferred tax assets for operating loss carry forwards are related to the U.S. and Dutch operations of the Company. Under applicable U.S. tax law, the carry forwards related to the U.S. operating losses of (euro) 14.0 million expire during the periods of 2010 through 2024. The carry forwards related to the Dutch operating losses amount to approximately (euro) 0.4 million and have no expiration terms.

A summary of activity in the valuation allowance on the deferred tax assets is as follows:

                                                            2002      2003      2004
                                                            EURO      EURO      EURO
                                                           -----     ------     -----
Balance at January 1,                                      1,677      8,859     9,834
Provision for allowance on deferred tax assets             7,214      2,777       819
Utilization of written-down net operating losses               -          -      (376)
Release due to expiration of net operating losses
carried forward                                                -        (98)        -
Foreign currency translation                                 (32)    (1,704)     (874)

                                                           -----     ------     -----
Balance at December 31,                                    8,859      9,834     9,403
                                                           =====      =====     =====

The change in the total valuation allowance for the year ended December 31, 2002 and 2003 was an increase of (euro) 7,182 and (euro) 975, respectively, principally due to uncertainty regarding the realization of the deferred tax assets of the U.S. and Japanese subsidiaries through future taxable income. The change in the total valuation allowance for the year ended December 31, 2004 was a decrease of (euro) 431 principally due to foreign currency translation differences.

In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of (euro) 6.0 million to establish a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on recent U.S. tax losses, which were given substantially more weight than forecasts of future profitability in its evaluation of whether it is probable that the U.S. net operating loss carry forwards will be realized. Until the Company utilizes these U.S. operating loss carry forwards, its income tax provision will reflect mainly domestic taxation. The U.S. tax assets arising in 2003 and 2004 have been written down to nil. All written-down tax assets of the Company's Japanese subsidiary have been utilized in 2004.

The Company determined that no valuation allowance was required for the net operating losses of the Dutch fiscal group amounting to approximately (euro) 0.4 million based on probable tax treatment.

The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico, Meco and Besi Die Handling.

In the fourth quarter of 2004, a corporate income tax rate reduction has been enacted in the Netherlands. Consequently, the Company re-assessed the valuation of its tax assets and liabilities, accordingly, resulting in a tax benefit in the fourth quarter of 2004 of (euro) 223.

9     SHORT-TERM DEBT

At December 31, 2004, Fico had credit facilities of (euro) 7,487 with ING Bank N.V. to meet working capital needs. At December 31, 2003 and 2004, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by (euro) 74 for both years ending at December 31, 2003 and 2004, in outstanding bank guarantees. The credit facility agreement includes covenants requiring Fico to maintain certain financial ratios.

At December 31, 2004, Meco had credit facilities of (euro) 6,000 with SNS Bank Nederland N.V. to meet working capital needs. At December 31, 2003 and 2004, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by (euro) 0 and
(euro) 496 as of December 31, 2003 and 2004, respectively, in outstanding bank guarantees, and (euro) 483 and (euro) 432 as of December 31, 2003 and 2004, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreement includes covenants requiring the Company's Meco subsidiary to maintain certain financial ratios.

The Company was in compliance with, or had received waivers for, all loan covenants at December 31, 2003 and 2004.

10    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                        December 31,
                                                      ----------------
                                                       2003      2004
                                                       EURO      EURO
                                                      ------    ------
Advances from customers                                1,563     1,991
Warranty provision                                     1,753     2,578
Income taxes                                              61       300
Other taxes and social security                          631       724
Salaries and payroll related items                     2,894     2,920
Accrued commissions                                      777       468
Development credits payable                              577       310
Restructuring                                            521     5,820
Provision for purchase obligations                       645       494
Deferred tax liabilities                                 772       798
Other                                                  4,270     2,388

                                                      ------    ------
Total accrued liabilities                             14,464    18,791
                                                      ======    ======

A summary of activity in the warranty provision is as follows:

                                                  2002       2003       2004
                                                  EURO       EURO       EURO
                                                 ------     ------     ------
Balance at January 1,                             3,102      2,446      1,753
Provision for loss on warranty                      853      1,287      2,693
Addition due to acquisition of subsidiary           127          -          -
Cost for warranty                                (1,613)    (1,947)    (1,847)
Foreign currency translation                        (23)       (33)       (21)

                                                 ------     ------     ------
Balance at December 31,                           2,446      1,753      2,578
                                                 ======     ======     ======

11    RESTRUCTURING CHARGES

In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders received by the Company. These actions were taken (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. In 2001, the Company recorded pre-tax restructuring charges of (euro) 8.3 million ((euro) 5.5 million after tax) in connection with this reduction in workforce.

In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single die handling systems business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its die handling systems business unit by approximately 28%. The Company recorded a pre-tax restructuring charge of (euro) 0.8 million ((euro) 0.6 million after tax) in connection with this relocation and reduction in workforce at its die handling systems' business.

On December 14, 2004, the Company announced a restructuring of its operations focused principally on a workforce reduction of 81 employees at its Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide, as part of a plan to address the current downturn in the semiconductor industry. In addition, the Company announced that it will phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring will be the closing of the Company's tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions are expected to occur during the first quarter of 2005.

The Company recorded a restructuring charge of (euro) 5.6 million ((euro) 3.7 million after tax) in the fourth quarter ended December 31, 2004 to cover the estimated costs of this workforce reduction.

Changes in the restructuring reserve were as follows:

                                                   2002       2003      2004
                                                   EURO       EURO      EURO
                                                  ------     -----     -----
Balance at January 1,                              5,487     1,281       521
Additions                                          1,991         -     5,616
Releases                                          (1,201)        -         -
Impairment on assets                                (107)        -         -
Cash payments                                     (4,889)     (760)     (317)

                                                  ------     -----     -----
Balance at December 31,                            1,281       521     5,820
                                                  ======     =====     =====

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which the Company was not obliged to pay. Total remaining cash outlays for restructuring activities in 2001 are expected to be
(euro) 0.3 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

The 2004 provision for the reduction in workforce included severance and other benefits for approximately 81 employees, mainly in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be
(euro) 5.5 million and will mainly be paid in the first half of 2005.

12    DEFERRED GAIN ON SALE AND LEASE BACK

On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of this real estate amounted to (euro) 5.4 million. The Company's gain on this transaction of (euro) 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total (euro) 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2003 and 2004 amounts to (euro) 927 and (euro) 842, respectively.

13    LONG-TERM DEBT AND CAPITAL LEASES

                                                                                  December 31,
                                                                                ---------------
                                                                                 2003     2004
                                                                                 EURO     EURO
                                                                                -----    ------
A.   Long-term loan from De Nationale Investerings Bank
      N.V. ("NIB"), fixed interest rate at 8.85%                                  635         -

B.   Capital lease of property Duiven, the Netherlands,
      interest rate Interbancair rate + 0.9%                                    7,173         -

C.   Capital lease of property Duiven, the Netherlands,                             -    12,457
      interest rate at 4.1%

D.   Long-term loan from Industrial & Commercial Bank of China, Leshan,
      China (Average interest rate at
      4.34% at December 31, 2004)                                               1,061     1,632

     Other capital leases at various interest rates                                10        25

                                                                                -----    ------
                                                                                8,879    14,114

     Less: current portion                                                       (934)     (753)

                                                                                -----    ------
     Total long-term debt and capital leases                                    7,945    13,361
                                                                                =====    ======

A.    Final installment has been made in 2004.

B. The Company leased a building in Duiven, the Netherlands. The lease commenced in July 1997 and had a term of 15 years. In February 2004, the lease has been terminated by the Company and the outstanding loan has been fully repaid.

C. The Company leases a building in Duiven, the Netherlands. The lease commenced in February 2004 and has a term of 12.5 years. The lease payment includes an interest rate component and was (euro) 127 per quarter. The Company granted the buyer a (euro) 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation will not result in a cash outflow for the Company.

D. The long-term loans consist of a loan of (euro) 266 denominated in Renminbi and three loans totaling (euro) 1,366 denominated in U.S. Dollar for the financing of the Company's activities in China. The interest rate at the end of the year was 7.43%, 4.53%, 2.63% and 4.91%, respectively. Total repayment is due in September 2006 and in April and May 2007. The loan is secured by a mortgage on the Company's premises in Leshan, China.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

                                                       Long-term  Capital
                                                         debt     leases
                                                         EURO       EURO
                                                       ---------  -------
2005                                                           -    1,248
2006                                                         973    1,266
2007                                                         659    1,284
2008                                                           -    1,303
2009                                                           -    1,321
2010 and thereafter                                            -    9,357
                                                           -----   ------
Total                                                      1,632   15,779
Less: imputed interest                                             (3,297)
Less: current portion of capitalized lease obligation                (753)
                                                                   ------
Non-current portion of capitalized lease obligation                11,729
                                                                   ======

14    EMPLOYEE BENEFITS

PENSION PLANS

The employees of the Dutch subsidiaries of BE Semiconductor Industries N.V. participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective bargaining agreements. Contributions under this multi-employer union plan were (euro) 2,935 in 2002,
(euro) 3,354 in 2003 and (euro) 3,667 in 2004. Contribution for defined contribution plans, which provide retirement benefits that cover substantially all other employees were (euro) 490 in 2002, (euro) 200 in 2003 and (euro) 235 in 2004. The Company has no continuing obligations other than the annual payments.

The U.S., Malaysian, Korean, Japanese and Chinese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea, Japan and China, respectively.

EMPLOYEE STOCK OPTION PLANS

Description of Stock Option Plans

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the ordinary shares on the date of grant.

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% per year of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002, 2003 and 2004 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the ordinary shares on the date of grant.

Under separate stock option plans, in the years 2000 through 2004, the Company granted options to all of its employees. Under these plans, the employees have a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued ordinary shares by the Company after exercise of the options. The options vest after three years and have exercise prices equal to the market price of the ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through 2004, which received fixed accounting treatment. As of December 31, 2004 there were outstanding options to purchase an aggregate of 1,005,181 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of (euro) 9.79 per share. For the stock options granted from 2001 through 2004 that receive variable accounting treatment, the Company will recognize a compensation release of (euro) 12 net of tax, based on the market value of the ordinary shares for the year ended December 31, 2004. As of December 31, 2004, 229,079 options that receive variable accounting treatment were outstanding at a weighted average exercise price of (euro) 7.06 per share.

The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 was applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and discloses the pro forma effect of SFAS No. 123.

Financing of Stock Option Plans

Option plans that were issued in 1999 and 2000 contained a virtual financing arrangement pursuant to which the Company financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to the Company on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Summary of Outstanding Stock Options
Following is a summary of changes in Besi options:

                                           2002                  2003                    2004
                                         Weighted              Weighted                Weighted
                                          average               average                average
                                         exercise    Number    exercise     Number     exercise
                            Number of      price      of         price        of        price
                             options       EURO     options      EURO       options      EURO
                            ---------    --------   --------   ---------   ----------  --------
Fixed option plans
Outstanding, beginning
 of year                     821,896        12.10    929,095      11.56      975,768     10.25
Options granted              223,337         9.32    162,905       3.46      131,363      6.02
Options expired              (51,692)       11.28    (53,598)     10.05            -         -
Options forfeited            (64,446)       10.90    (62,634)     12.14     (101,950)     9.34

                             -------        -----    -------      -----    ---------      ----
Outstanding, end of year     929,095        11.56    975,768      10.25    1,005,181      9.79
                             =======        =====    =======      =====    =========      ====
Exercisable, end of year     190,798        11.74    431,366      13.48      597,426     12.12
                             =======        =====    =======      =====    =========      ====
Variable option plans

Outstanding, beginning
 of year                      67,983         9.55    122,710       9.23      164,105      7.54
Options granted               67,627         8.94     48,466       3.22       69,535      5.95
Options forfeited            (12,900)        9.44     (7,071)      7.26       (4,561)     7.19
                             -------        -----    -------      -----    ---------      ----
Outstanding, end of year     122,710         9.23    164,105       7.54      229,079      7.06
                             =======        =====    =======      =====    =========      ====
Exercisable, end of year           -            -          -          -       55,059      9.55
                             =======        =====    =======      =====    =========      ====

Stock options outstanding and exercisable at December 31, 2004:

                                            options outstanding                   options exercisable
                                --------------------------------------------  ----------------------------
                                                  Weighted          Weighted                     Weighted
                                                  average           average                       average
                                                 remaining          exercise                     exercise
       Range of                   Number        contractual          price       Number          price in
    exercise price              of options      life (years)        in EURO   of options           EURO
   ---------------              ----------      -----------         --------  ----------         --------
Fixed option plans

(euro) 3.22 - (euro) 4.35         162,639            4.58              3.46       34,200              4.35
(euro) 5.20 - (euro) 7.70         119,313            5.11              5.97        5,000              7.70
(euro) 8.94 - (euro) 10.31        482,563            2.53              9.48      317,560              9.66
(euro) 14.65 - (euro) 17.90       240,666            1.44             16.55      240,666             16.55
                                  =======            ====             =====      =======             =====
Variable option plans

(euro) 3.22                        44,860            4.25              3.22            -                 -
(euro) 5.95                        69,330            5.25              5.95            -                 -
(euro) 8.94 - (euro) 10.31        114,889            2.81              9.23       55,059              9.55
                                  -------            ----              ----       ------              ----

The fair value of the option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

                                            2002        2003       2004
                                            ----        ----       ----
Expected life (years)                        5.7         5.7        5.6
Expected stock price volatility             55.2%       55.0%     52.27%
Risk-free rate                               4.9%        3.7%      3.32%
                                            ----        ----      -----

The per share weighted average fair value of options granted during 2002, 2003 and 2004 was (euro) 5.30, (euro) 1.85 and (euro) 3.15, respectively.

15    SHARE CAPITAL

As of December 31, 2003 and December 31, 2004, the Company's authorized capital consisted of 55,000,000 ordinary shares and 55,000,000 preference shares, nominal value (euro) 0.91 per share. At December 31, 2003 and 2004, 30,794,660 ordinary shares were outstanding. No preference shares were outstanding at December 31, 2003 and December 31, 2004.

On June 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of March 10, 2003, the Company had repurchased all 1,000,000 ordinary shares authorized under the repurchase program at an average price of (euro) 5.22 per share.

16    FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the U.S. dollar and dollar-linked currencies, since approximately 46% of its sales are denominated in U.S. dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in U.S. dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2003 and 2004, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualified as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was (euro) 551 and (euro) 823 at December 31, 2003 and 2004, respectively. The Company believes that the risk of significant loss from credit risk is remote, because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts:

                                        December 31,
                                     -----------------
                                      2003        2004
                                      EURO        EURO
                                      ----        ----
To sell U.S. dollars for euro        8,984       9,910
To sell Japanese yen for euro        1,052       1,210
                                     =====       =====

At December 31, 2003 and 2004, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to (euro) 557 and (euro) 815, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of the Company's financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a positive value of (euro) 526 at December 31, 2003 and a positive value of (euro) 823 at December 31, 2004, respectively.

Foreign currency results amounted to a loss of (euro) 294, (euro) 348 and to a gain of (euro) 256 for the years ended December 31, 2002, 2003 and 2004, respectively, and are reported as part of selling, general and administrative expenses. For the year ended December 31, 2004, an amount of (euro) 617 of foreign currency gain is included in cost of sales relating to ineffectiveness of the Company's foreign currency contracts.

17    COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under operating leases. As of December 31, 2004, the required minimum lease commitments were as follows:

                             EURO
                             ----
2005                        1,188
2006                        1,044
2007                          908
2008                          789
2009                          703
2010 and thereafter         3,532
                            -----
Total                       8,164
                            =====

Committed rental expense was (euro) 9.1 million, (euro) 7.7 million and (euro)
7.1 million as of December 31, 2002, 2003 and 2004, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment and materials totaling (euro) 10.5 million as of December 31, 2004.

Lease and rental expenses amounted to (euro) 1.8 million, (euro) 1.6 million and
(euro) 1.3 million for the years ended December 31, 2002, 2003 and 2004, respectively

18    RESEARCH AND DEVELOPMENT CREDITS

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6.0% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2004. The remaining amount (including interest) contingently repayable was
(euro) 4,704 and (euro) 4,880 at December 31, 2003 and 2004, respectively. The amounts reflected in accrued liabilities at December 31, 2003 and 2004, with respect to sales of molding systems, were (euro) 105 and (euro) 117 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6.0% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2004. The remaining amount (including interest) contingently repayable was (euro) 908 and (euro) 787 at December 31, 2003 and 2004, respectively. The amounts reflected in accrued liabilities at December 31, 2003 and 2004, with respect to sales of trim and form systems were (euro) 472 and (euro) 193, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to (euro) 409 in 2002, (euro) 315 in 2003 and (euro) 414 in 2004.

19    SEGMENT, GEOGRAPHIC AND CUSTOMERS' INFORMATION

In the first quarter of 2004, the Board of Management, in consultation with the Supervisory Board, re-evaluated the Company's functional and operational organization and determined that the Company was engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. The change in reporting segments, as compared to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, was due to an internal change in reporting structure and decision making responsibilities, whereby all key policies and decisions with respect to the Company's global product lines and manufacturing operations will reside now with the Company's Board of Management (under the supervision of the Company's Chief Executive Officer) which is the Company's key decision-making authority.

In accordance with SFAS No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the Consolidated Financial Statements.

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers:

                                     The       United     Asia    Intangible
                                 Netherlands   States   Pacific     assets    Elimination   Total
                                    EURO       EURO      EURO       EURO         EURO       EURO
                                ------------  --------  --------  ----------  -----------  -------
Year ended December 31, 2002
Net sales                            79,620     9,203     8,435          -     (14,030)     83,228
Net income (loss)                       332   (11,698)     (136)    (4,922)       (587)    (17,011)
Long-lived assets                    19,846       302     2,955     31,726           -      54,829
Total assets                        422,139    41,404    14,048     31,726    (264,319)    244,998

Year ended December 31, 2003
Net sales                            78,854     3,617     8,941          -      (5,912)     85,500
Net income (loss)                    (4,544)   (7,017)       27     (1,947)        (16)    (13,497)
Long-lived assets                    24,582       446     5,072     26,421           -      56,521
Total assets                        350,230    14,308    15,742     26,061    (184,924)    221,417

Year ended December 31, 2004
Net sales                           111,709    11,239    12,325          -      (8,932)    126,341
Net income (loss)                    (4,266)   (2,211)    2,556     (1,437)        (69)     (5,427)
Long-lived assets                    23,805       211     4,527     22,965           -      51,508
Total assets                        335,315    11,151    15,173     22,660    (156,957)    227,342
                                    =======    ======    ======     ======    ========     =======

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies:

                                              Year ended December 31,
                                            ---------------------------
                                             2002       2003       2004
                                             EURO       EURO       EURO
                                             ----       ----       ----
Europe and Rest of the World                28,307     26,731     30,127
United States                               10,107      3,452     10,663
Malaysia                                    16,638     21,306     16,827
Korea                                        3,051      6,929     15,579
Taiwan                                       7,392      4,368     13,131
Other Asia Pacific                          17,733     22,714     40,014
                                            ------     ------    -------
Total net sales                             83,228     85,500    126,341
                                            ======     ======    =======

The following table represents export sales by the Company's Dutch operations to unaffiliated customers that exceeded 10% of total net sales in each year:

                          Other                    Rest of the
                         Europe   Korea  Malaysia     World      Total
                          EURO    EURO    EURO        EURO        EURO
                         ------  ------  --------  -----------  -------
Year ended

December 31, 2002        25,863       -    14,390    27,477      67,730
December 31, 2003        26,191       -    18,576    30,017      74,784
December 31, 2004        24,255  15,104    16,294    51,838     107,491
                         ======  ======    ======    ======     =======

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

                            Year ended December 31,
                          --------------------------
                          2002      2003        2004
                          EURO      EURO        EURO
                          ----      ----        ----
Customer:
A                        19,627    26,664      21,401
B                        12,161         -      15,219
                         ======    ======      ======

20    REMUNERATION BOARD OF MANAGEMENT AND SUPERVISORY BOARD

The aggregate cash compensation paid to, or accrued by, the Company for its management including members of the Board of Management was (euro) 2.0 million in 2004, excluding one-time payments of (euro) 0.7 million. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were (euro) 0.2 million in 2004.

REMUNERATION OF THE BOARD OF MANAGEMENT

The aggregate cash compensation paid to its members of the Board of Management was (euro) 715,089 in 2004 (including pension, but excluding one-time payments of (euro) 739,392). The remuneration of the members of the Board of Management is determined by the Supervisory Board, all with due observance of the remuneration policy to be adopted by the General Meeting of Shareholders. The Supervisory Board is required to present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

The total remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2002, 2003 and 2004 was as follows:

(In euros, except as specified otherwise)        Year ended December 31,
                                                ------------------------
                                                 2002      2003     2004
                                                -------   -------  -----
R.W. Blickman
   Salaries and related costs (5)               311,497   312,637  317,847
   Bonus (4)                                          -    35,458      (4)
   Pension                                       54,326    54,326   55,231
   Other (6)                                          -         -  344,392

J. A. Wunderl (1) (in U.S.$)
   Salaries and related costs (5)                     -         -  190,797
   Bonus (4)                                          -         -      (4)
   Pension                                            -         -        -

M.A.H. Wartenbergh (2)
   Salaries and related costs (5)                     -   124,219  169,050
   Bonus (4)                                          -    13,755        -
   Pension                                            -    14,329   19,499
   Severance payment                                  -         -  395,000

J.W. Rischke (3)
   Salaries and related costs (5)               145,948         -        -
   Bonus                                              -         -        -
   Pension                                       32,367         -        -
   Other (6)                                          -         -   40,884
                                                =======   =======  =======

Notes:

(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 onwards.

(2) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit as of January 1, 2005.

(3) Member of the Board of Management until October 23, 2002; remuneration relates to the period until October 23, 2002.

(4) Bonus is included in the year to which it relates. As of the date of filing, the bonus for 2004 had not been determined.

(5) Includes salaries, holiday allowance, medical insurance and premiums social securities.

(6) This amount was paid as part of an over-all settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that the Company should compensate for dilution that arose as a result of the Company's secondary share offering in 2000.

A portion of the compensation of the Board of Management is performance related.

REMUNERATION OF THE SUPERVISORY BOARD

The aggregate remuneration paid to current members of the Supervisory Board was
(euro) 87,488 in 2004. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total remuneration of the individual members of the Supervisory Board members for the years ended December 31, 2002, 2003 and 2004 was as follows:

(In euros)                  Year ended December, 31
                           ------------------------
                            2002     2003    2004
                           ------   ------  -----
W. D. Maris                15,882   15,882  23,038
E. B. Polak                15,882   15,882  19,206
D. Sinninghe Damste        15,882   15,882  26,038
T. de Waard                15,882   15,882  19,206
                           ======   ======  ======

In 2002, 2003 and 2004, part of the cash compensation, not exceeding 50%, paid to the Supervisory Board members has been replaced by granting of options to purchase ordinary shares to three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration to Supervisory Board members after the grant of said options did not change compared to the remuneration approved by the General Meeting of Shareholders.

ORDINARY SHARES AND OPTIONS HELD BY MEMBERS OF THE BOARD OF MANAGEMENT

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Board of Management as of December 31, 2004 is as follows:

                                                      Number of
                                                       shares
                                                       ------
 R.W. Blickman                                         270,485

                                         Exercise     Number of
                                         price in      options
                   Year of grant          euros      outstanding
                   -------------          -----      -----------
R.W. Blickman           1999               4.35          8,500
                        2000              17.90         20,000
                        2000               9.80        142,000
                        2001               9.55         40,000
                        2002               8.94         36,000
                        2003               3.22         35,042
                        2004               5.95         15,000
J. A. Wunderl           2003               5.20          8,000
                        2004               5.95          5,500
                                                       -------
Total                                                  310,042

Loans outstanding relating to the stock options granted to the members of the Board of Management amounted to (euro) 286,795 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreements in 1999 and 2000.

OPTIONS AND ORDINARY SHARES HELD BY MEMBERS OF THE SUPERVISORY BOARD

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Supervisory Board as of December 31, 2004 was as follows:

                                                                          Number of
                                                             Exercise      options
                                             Year of grant    price      outstanding
                                             -------------    -----      -----------
E. B. Polak                                      2002          8.94          1,322
                                                 2003          3.22          3,667
                                                 2004          5.95          1,937
D. Sinninghe Damste                              2002          8.94          1,322
                                                 2003          3.22          3,667
                                                 2004          5.95          2,629
T. de Waard                                      2002          8.94          1,322
                                                 2003          3.22          3,667
                                                 2004          5.95          1,937
                                                                            ------
Total                                                                       21,470

OPTIONS AND ORDINARY SHARES HELD BY FORMER MEMBERS OF THE BOARD OF MANAGEMENT

Details of options held by former members of the Board of Management in the ordinary shares of the Company as of December 31, 2004 were as follows:

                                                               Number of
                                                                Exercise       options
                                                Year of grant    price       outstanding
                                                -------------  ---------     -----------
J.W. Rischke                                         1999          4.35          8,500
                                                     2000         17.90         16,000
                                                     2001          9.55         32,000
                                                     2002          8.94         23,000
                                                     2003          3.22         13,221
                                                                                ------
Total                                                                           92,721

Loans outstanding relating to the stock options granted to the former executive members of the Board of Management amounted to (euro) 78,286 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreement in 1999.

21    SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Personnel expenses for all employees were as follows:

                                                         Year ended December 31,
                                                  -----------------------------------
                                                   2002          2003           2004
                                                   EURO          EURO           EURO
                                                   ----          ----           ----
Wages and salaries                                27,824        26,730         29,311
Social security expenses                           3,407         2,692          2,931
Pension and retirement expenses                    2,352         2,385          2,561
                                                  ------        ------         ------
Total personnel expenses                          33,583        31,807         34,803
                                                  ======        ======         ======

The average number of employees during 2002, 2003 and 2004 was 673, 694 and 781 respectively.

The total number of personnel employed per department was:

                                                  December 31,
                                         -------------------------------
                                         2002        2003           2004
                                         ----        ----           ----
Sales and Marketing                      120         114            128
Manufacturing and Assembly               371         459            484
Research and Development                  78          90            103
General and Administrative                73          83             83
                                         ---         ---            ---
Total number of personnel                642         746            798
                                         ===         ===            ===

As of December 31, 2002, 2003 and 2004 a total of 460, 464 and 477 persons, respectively, were employed in the Netherlands.

22    INTEREST INCOME

The components of interest income, net were as follows:

                                         Year ended December 31,
                                     -----------------------------
                                      2002        2003        2004
                                      EURO        EURO        EURO
                                      ----        ----        ----
Interest income                      4,166       3,423       2,665
Interest expense                      (771)       (608)       (854)
                                     -----       -----       -----
Interest income, net                 3,395       2,815       1,811
                                     =====       =====       =====

23    INCOME TAXES

The components of loss before income taxes and minority interest were as follows:

                                     Year ended December 31,
                                --------------------------------
                                 2002         2003         2004
                                 EURO         EURO         EURO
                                 ----         ----         ----
Domestic                        (2,867)      (9,088)     (8,605)
Foreign                        (11,743)      (7,751)        679
                               -------      -------      ------
Total                          (14,610)     (16,839)     (7,926)
                               =======      =======      ======

The Dutch domestic statutory tax rate is 35% for the year ended December 31, 2002 and 34.5% for the years ended December 31, 2003 and 2004. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the benefit that would be expected based on the application of the domestic tax rate to loss before taxes and minority interest, is as follows:

                                                     Year ended December 31,
                                                   ---------------------------
                                                   2002       2003        2004
                                                   EURO       EURO        EURO
                                                   ----       ----        ----
"Expected" income tax benefit based on
   domestic rate                                  (5,040)    (5,810)    (2,734)
Non deductible expenses                              126        142        195
Goodwill impairment                                1,255          -          -
Foreign tax rate differential                       (249)      (214)        19
Tax exempt income                                   (904)       (32)      (142)
Changes in deferred tax assets and liabilities
  due to adjustment tax rates                          -          -       (223)
Increase in valuation allowance, net               7,214      2,777        443
Other                                                  2       (155)         7
                                                   -----     ------     ------
Income taxes (benefit) shown in Statements of
  Operations                                       2,404     (3,292)    (2,435)
                                                   =====     ======     ======

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

In the fourth quarter of 2004, a corporate income tax rate reduction has been enacted in the Netherlands. Consequently, the Company re-assessed the valuation of its tax assets and liabilities, accordingly, resulting in a tax benefit in the fourth quarter of 2004 of (euro) 223.

The provision for income taxes (benefit) consisted of the following:

                                     Year ended December 31,
                                -------------------------------
                                 2002         2003        2004
                                 EURO         EURO        EURO
                                 ----         ----        ----
Current:
- domestic                        (151)      (2,416)     (2,019)
- foreign                          152         (266)        382
Deferred:
- domestic                      (1,181)        (719)     (1,046)
- foreign                        3,584          109         248
                                 -----       ------      ------
                                 2,404       (3,292)     (2,435)
                                 =====       ======      ======

24    EARNINGS PER SHARE

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute a loss per share:

                                                     2002         2003         2004
                                                  ----------   ----------   ---------
Shares outstanding at beginning of the year       31,794,675   30,898,228   30,794,660
Weighted average shares issued during the year             -            -            -
Weighted average shares converted from
 priority shares to ordinary shares                        -            -            -
Weighted average repurchased shares                 (332,193)     (84,547)           -
                                                  ----------   ----------   ----------
Average shares outstanding - basic                31,462,482   30,813,681   30,794,660

Dilutive shares contingently issuable upon the
  exercise of stock options                                -            -            -
Shares assumed to have been repurchased for
  treasury with assumed proceeds from the
  exercise  of stock options                               -            -            -
                                                  ----------   ----------   ----------
Average shares outstanding - assuming dilution    31,462,482   30,813,681   30,794,660
                                                  ==========   ==========   ==========

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the years ended December 31, 2002, 2003 and 2004, all options to purchase ordinary shares were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

25    SUPPLEMENTAL CASH FLOW INFORMATION

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
                                            ======

26    SUBSEQUENT EVENTS

ACQUISITION OF DATACON

On January 4, 2005, the Company completed the acquisition of Datacon Technology AG ("Datacon"). In the transaction, Datacon shareholders received total consideration of (euro) 72.6 million, of which (euro) 65 million was paid in cash and the balance was represented by the issue of 1,933,842 new ordinary shares. In connection with the acquisition of Datacon, the Company incurred an amount of approximately (euro) 3.2 million in acquisition fees and expenses. Under the terms of the acquisition, two foundations representing the former Datacon shareholders have agreed to a lock-up arrangement pursuant to which the new ordinary shares issued to them in the transaction must be held for a period of two years from the date of the acquisition, subject to certain permitted exceptions.

The Company expects to complete the determination of the allocation of the purchase price paid in connection with the acquisition of Datacon in the first quarter of 2005.

ISSUANCE OF (EURO) 46 MILLION 5.5% CONVERTIBLE NOTES

In January 2005, the Company issued (euro) 46 million principal amount of convertible notes (the "Notes") due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of (euro) 5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, the Company may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.

Application for listing of the Notes on the official segment of the stock market of Euronext Amsterdam N.V. coincided with publication of the prospectus on January 25, 2005. Listing took place on January 28, 2005. The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement, in reliance on Regulation S of the U.S. Securities Act of 1933, as amended.

The net proceeds from the issuance of the Notes will be used by the Company for general corporate purposes, including working capital and capital expenditures. In addition, the Company may choose to repay all or a portion of the credit facilities that were assumed upon closing of the acquisition of Datacon. At December 31, 2004, Datacon had net debt of (euro) 23.3 million. Pending such uses, the Company intends to invest all or a portion of the net proceeds in short-term, interest-bearing instruments.

ADDITIONAL INFORMATION

APPROPRIATION OF THE RESULT

The Articles of Association (Article 21) provide that the Company can only distribute profits from its free distributable reserves. The Board of Management proposes to allocate the loss for the year 2004 to the retained deficit. The Supervisory Board has approved this proposal.

The General Meeting of Shareholders approved 2003 Statutory Financial Statements at March 25, 2004.

PREFERENCE SHARES

Effective April 5, 2000, the authorized share capital was divided into 55,000,000 ordinary shares, nominal value (euro) 0.91 per ordinary share and 55,000,000 preference shares, nominal value (euro) 0.91 per preference share. Also effective April 5, 2000, 250 outstanding priority shares were converted into 250 ordinary shares and the class of priority shares was eliminated.

In April 2000, the foundation "Stichting Continuiteit BE Semiconductor Industries" was established. The board of the foundation consists of five members, four of whom shall be independent of BE Semiconductor Industries N.V. and one of whom shall be a member of its Supervisory Board. The purpose of the foundation is to safeguard the interests of the Company, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, the continuity, independence and identity of the Company contrary to such interests.

By agreement of April 2002 between the Company and the foundation, the foundation has been granted a call option pursuant to which it may purchase a number of preference shares up to a maximum of 55,000,000 shares. Until the call option is exercised by the foundation, it can be revoked by the Company, with immediate effect. However, the Company will not be entitled to revoke the call option within one year after the execution of the option agreement.

DECLARATION OF INDEPENDENCE

The Board of Management of BE Semiconductor Industries N.V. and the Board of Management of Stichting Continuiteit BE Semiconductor Industries declare that, in their collective judgement, the criteria referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam, pertaining to the independence of the Stichting Continuiteit BE Semiconductor Industries, have been met.

Drunen, February 8, 2005

BE Semiconductor Industries N.V.         Stichting Continuiteit BE
                                         Semiconductor Industries

Board of Management                      Board of Management

The Board of Management of the Stichting Continuiteit BE Semiconductor Industries comprises:

J. Ekelmans (Chairman)                  Board Member B
P.C.W. Alberda van Ekenstein            Board Member B
J.N. de Blecourt                        Board Member B
W.D. Maris                              Board Member A
J.W. Termijtelen                        Board Member B