Form 20-F/A
period 2004-12-31
BE SEMICONDUCTOR INDUSTRIES NV
filed 2005-06-21
CIK 1003196

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   FORM 20-F/A
                                 AMENDMENT NO. 1


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
                                      None`

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
                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS


                                     PART I

Item 5: Operating and Financial Review and Prospects    1
Item 6: Directors, Senior Management and Employees     14



                                EXPLANATORY NOTE

      This Form 20-F/A is being filed to clarify that BE Semiconductor Industries N.V. (the "Company") operates in one reporting segment, to provide additional information regarding the amount of bonuses paid to the Company's executive officers in 2005 relating to services performed in the fiscal year ended December 31, 2004 to clarify or confirm certain other items in Items 5 and 6.

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



In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information,", or SFAS 131, the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units have the identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the Consolidated Financial Statements.


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

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES


Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F and which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

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


The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for the plating, singulation and die sorting product lines and 16 years for the molding and trim and form product lines as determined by an independent valuation at the date of acquisition.


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

                                                     Payments Due by Period
                                    --------------------------------------------------------------
(Euro in thousands)                 Less than 1 year  1-3 years  4-5 years   After 5 years  Total
-------------------                 ----------------  ---------  ---------  --------------  ------
Long term debt obligations                    -         1,632          -             -       1,632

Capital lease obligations
  including imputed interest              1,248         2,550      2,624         9,357      15,779

Operating lease obligations               1,188         1,952      1,492         3,532       8,164
Unconditional purchase
 obligations                             10,549             -          -             -      10,549

                                         ------         -----      -----        ------      ------
Total contractual obligations and
 commercial commitments                  12,985         6,134      4,116        12,889      36,124
                                         ======         =====      =====        ======      ======

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

RESULTS OF OPERATIONS

SUMMARY FINANCIAL AND OTHER OPERATING DATA

                                                                      Year Ended December 31,
                                                         ----------------------------------------------------
                                                            2002          2003          2004           2004
(Amounts in thousands except share and per share data)      EURO          EURO          EURO          USD(1)
------------------------------------------------------   ----------    ----------    ----------    ----------
Net sales                                                    83,228        85,500       126,341       171,040
Cost of sales                                                55,849        63,345        88,352       119,611
                                                         ----------    ----------    ----------    ----------

Gross profit                                                 27,379        22,155        37,989        51,429

Selling, general and administrative expenses                 26,235        25,436        27,145        36,749
Research and development expenses                            12,470        13,564        12,500        16,923
Restructuring charges                                           786             -         5,616         7,603
Impairment of intangibles                                     3,302           287             -             -
Amortization of intangible assets                             2,591         2,522         2,465         3,337

                                                         ----------    ----------    ----------    ----------
Total operating expenses                                     45,384        41,809        47,726        64,612

Operating loss                                              (18,005)      (19,654)       (9,737)      (13,183)
Interest income, net                                          3,395         2,815         1,811         2,452

                                                         ----------    ----------    ----------    ----------
Loss before taxes and minority interest                     (14,610)      (16,839)       (7,926)      (10,731)
Income taxes (benefit)                                        2,404        (3,292)       (2,435)       (3,297)

                                                         ----------    ----------    ----------    ----------
Loss before minority interest                               (17,014)      (13,547)       (5,491)       (7,434)
Minority interest                                                 3            50            64            87

                                                         ----------    ----------    ----------    ----------
Net loss                                                    (17,011)      (13,497)       (5,427)       (7,347)
                                                         ----------    ----------    ----------    ----------

Loss per share:
Basic                                                         (0.54)        (0.44)        (0.18)        (0.24)
Diluted                                                       (0.54)        (0.44)        (0.18)        (0.24)

Weighted average number of shares used to
 compute net loss per share:
Basic                                                    31,462,482    30,813,681    30,794,660    30,794,660
Diluted                                                  31,462,482    30,813,681    30,794,660    30,794,660
                                                         ==========    ==========    ==========    ==========

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

Changes in the restructuring reserve were as follows:

(Euro in thousands)        2002     2003     2004
-----------------------  -------   ------   ------
Balance at January 1,      5,487    1,281      521
Additions                  1,991        -    5,616
Releases                  (1,201)       -        -
Impairment on assets        (107)       -        -
Cash payment              (4,889)    (760)    (317)

                           -----    -----    -----
Balance at December 31,    1,281      521    5,820
                           =====    =====    =====

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

Our net sales per product line for the periods indicated were as follows:

(Euro in million)                   2002    2003    % change
---------------------------------  ------  ------  ---------
Molding systems                     35.2    36.6       4.0%
Trim and form integration systems   15.8    22.1      39.9%
Singulation systems                  2.9     4.6      58.6%
Plating systems                     21.7    20.1      (7.4%)
Die handling systems                 7.6     2.1     (72.4%)

                                    ----    ----      ----
Total net sales                     83.2    85.5       2.8%
                                    ====    ====      ====

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

Changes in the restructuring reserve were as follows:

(Euro in thousands)        2001       2002       2003
-----------------------  --------   --------   -------
Balance at January 1,           -      5,487     1,281
Additions                   8,306      1,991         -
Releases                        -     (1,201)        -

Impairment on assets            -       (107)      -
Cash payments              (2,819)    (4,889)   (760)

                           ------     ------    ----
Balance at December 31,     5,487      1,281     521
                           ------     ------    ----

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


In January 2005, we issued (euro) 46 million in Notes due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of (euro) 5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, we may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.


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

STOCK OPTIONS


Prior to January 1, 2006, under U.S. GAAP, companies may elect to follow the accounting prescribed by either Accounting Principles Board Opinion 25, "Accounting for Stock Issued co Employees," (APB 25) or SFAS No 123. "Accounting for Stock-Based Compensation" (SFAS 123).


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


IFRS requires expensing of stock option plans based on fair value.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


In December 2004, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation , SFAS No. 123 (revised 2004), or SFAS 123(R). SFAS 123(R), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in our consolidated statements of operations. SFAS 123(R) will become effective as of January 1, 2006. The effects of the change are still being determined by us.


ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

SUPERVISORY BOARD

The members of the Supervisory Board as of December 31, 2004 are as follows:

Name                  Age                 Title                 Term Expires
----                  ---   --------------------------------    ------------
W.D. Maris            65    Chairman of the Supervisory Board        2006
E.B. Polak            60    Member of the Supervisory Board          2004
D. Sinninghe Damste   65    Member of the Supervisory Board          2004
T. de Waard           58    Member of the Supervisory Board          2007

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

BOARD OF MANAGEMENT AND OTHER KEY MEMBERS OF MANAGEMENT

The members of the Board of Management and the other key members of management as of December 31, 2004 are as follows:

Board of Management

Name             Age                     Title                      Term Expires
----             ---    ----------------------------------------    ------------
R.W. Blickman    50     President and Chief Executive Officer,      N/a (1)
                        Chairman of the Board of Management
J.A. Wunderl     53     Member of the Board of Management,          October 2007
                        appointed as of March 25, 2004, Managing
                        Director of
                        RD Automation and Laurier

Other Key Members of Management

Name                      Age                     Title
----                      ---    ----------------------------------------
W.M. Enzing               45     Managing Director of Fico Trim and Form     N/a (1)
                                 Integration
R.J. Foppen               57     Worldwide Sales and Marketing Manager of    N/a (1)
                                 Meco Plating
P.A. Govaert              48     Managing Director of Fico Molding and       N/a (1)
                                 Fico Tooling
J.C. te Hennepe           46     Director of Finance                         N/a (1)
F.J.M. Jonckheere         45     Managing Director of Meco Plating           N/a (1)
H.F. Menschaar            58     Director of Corporate Technology            N/a (1)
H.G.E.M. van der Sande    36     Co-Director of Finance, Secretary of the    N/a (1)
                                 Company
G. A. in `t Veld          48     Managing Director of Fico Singulation       N/a (1)

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

Mrs. van der Sande - Co-Director of Finance, Secretary of the Company

Mrs. van der Sande is Co-Director of Finance since March 2002 and acts as Secretary of the Company. From March 2000 to March 2002, Mrs. van der Sande served as our Director of Finance and from July 1996 to March 2000 as our Manager of Finance. Prior to joining Besi, Mrs. van der Sande spent nine years in public accountancy with KPMG Accountants N.V.


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

The total cash remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2002, 2003 and 2004 was as follows:

                                                  Year ended December 31,
                                              -------------------------------
(In euros, except as specified otherwise)      2002        2003        2004
-----------------------------------------     -------     -------     -------
R.W. Blickman
     Salaries and related costs (4)           311,497     312,637     317,847
     Bonus                                          -      35,458      36,443
     Pension                                   54,326      54,326      55,231
     Other (6)                                      -           -     344,392

J. A. Wunderl (1) (in U.S.$)
     Salaries and related costs (4)                 -           -     190,797
     Bonus                                          -                  43,200
     Pension                                        -           -           -

M.A.H. Wartenbergh (2)
     Salaries and related costs (4)                 -     124,219     169,050
     Bonus                                          -      13,755           -
     Pension                                        -      14,329      19,499
     Severance payment                              -           -     395,000

J.W. Rischke (3)
     Salaries and related costs (4)           145,948           -           -
     Bonus                                          -           -           -
     Pension                                   32,367           -           -
     Other (5)                                      -           -      40,884
                                              =======     =======     =======



(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 onwards.

(2) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit as of January 1, 2005.

(3) Member of the Board of Management until October 23, 2002; remuneration relates to the period until October 23, 2002.

(4) Includes salaries, holiday allowance, medical insurance and social security premiums.

(5) This amount was paid as part of a settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that the Company should compensate for dilution that arose as a result of the Company's secondary share offering in 2000.


A portion of the compensation of the Board of Management is performance related.

REMUNERATION OF THE SUPERVISORY BOARD

The aggregate remuneration paid to current members of the Supervisory Board was
(euro) 87,488 in 2004. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total remuneration of the individual members of the Supervisory Board members for the years ended December 31, 2002, 2003 and 2004 was as follows:

                           Year ended December 31,
                        ----------------------------
(In euros)               2002       2003       2004
----------              ------     ------     ------
W. D. Maris             15,882     15,882     23,038

E. B. Polak             15,882     15,882     19,206
D. Sinninghe Damste     15,882     15,882     26,038
T. de Waard             15,882     15,882     19,206
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

ORDINARY SHARES AND OPTIONS HELD BY MEMBERS OF THE BOARD OF MANAGEMENT

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Board of Management as of December 31, 2004 is as follows:

                            Number of shares
                            ----------------
R.W. Blickman                    270,485

                                  Exercise price    Number of options
                 Year of grant       in euros          outstanding
                 -------------    --------------    -----------------
R.W. Blickman         1999              4.35               8,500
                      2000             17.90              20,000
                      2000              9.80             142,000
                      2001              9.55              40,000
                      2002              8.94              36,000
                      2003              3.22              35,042
                      2004              5.95              15,000
J.A. Wunderl          2003              5.20               8,000
                      2004              5.95               5,500
                                                         -------
Total                                                    310,042

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

D. EMPLOYEES

NUMBERS OF EMPLOYEES

The following table indicates the composition of our workforce (full time equivalents) by geography as of December 31:

                   2002    2003    2004
                   ----    ----    ----
The Netherlands    460     464     477
Asia/Pacific       117     233     254
United States       65      49      67
                   ---     ---     ---
Total              642     746     798
                   ===     ===     ===

The following table indicates the composition of our workforce (full time equivalents) by role as of December 31:

                                         2002    2003    2004
                                         ----    ----    ----
Manufacturing                            371     459     484
Sales, Marketing and Customer Service    120     114     128
Research and Development                  78      90     103
General and Administrative                73      83      83
                                         ---     ---     ---
Total                                    642     746     798
                                         ===     ===     ===

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

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing a Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                               BE SEMICONDUCTOR INDUSTRIES N.V.

                               By:  /s/ Richard W. Blickman
                                   ____________________________________________
                                   Name: Richard W. Blickman
                                   Title: President and Chief Executive Officer


Date: June 17, 2004