Form 20-F
period 2005-12-31
BE SEMICONDUCTOR INDUSTRIES NV
filed 2006-04-03
CIK 1003196

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------
                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

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

   SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE
                          SECURITIES EXCHANGE OF 1934:
                                      None

   SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
                          SECURITIES EXCHANGE OF 1934:

     TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------          -----------------------------------------
       Ordinary shares                    Nasdaq National Market

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934:
                                      None

      The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005: 32,736,502 ordinary shares, nominal value (euro) 0.91 per share (of which 5,899,376 are traded on the Nasdaq National Market in the form of New York Shares and 26,837,126 are traded on the
           Amsterdam Stock Exchange in the form of ordinary shares).

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
                              Yes [ ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
          Section 13 or 15(d) of the Securities Exchange Act of 1934.
                              Yes [ ]    No [X]

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

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

   Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [ ]  Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                     PART I

Item 1:   Identity of Directors, Senior Management and Advisors                                 1
Item 2:   Offer Statistics and Expected Timetable                                               1
Item 3:   Key Information                                                                       1
Item 4:   Information on the Company                                                           10
Item 4 A: Unresolved Staff Comments                                                            24
Item 5:   Operating and Financial Review and Prospects                                         25
Item 6:   Directors, Senior Management and Employees                                           37
Item 7:   Major Shareholders and Related Party Transactions                                    50
Item 8:   Financial Information                                                                51
Item 9:   The Offer and Listing                                                                52
Item 10:  Additional Information                                                               53
Item 11:  Quantitative and Qualitative Disclosure About Market Risk                            66
Item 12:  Description of Securities other than Equity Securities                               66

                                     PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies                                      66
Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds         66
Item 15:  Controls and Procedures                                                              66
Item 16:  A. Audit Committee Financial Expert                                                  66
          B. Code of Ethics                                                                    66
          C. Principal Accountant Fees and Services                                            67
          D. Exemptions from Listing Standards for Audit Committees                            67
          E. Purchases of Equity Securities by the Issuer and Affiliated Purchases             67

                                    PART III

Item 17:  Financial Statements                                                                 68
Item 18:  Financial Statements                                                                 68
Item 19:  Exhibits
Signatures

                                     PART I

In this Annual Report on Form 20-F, references to "Besi", the "Company", "we" or "us" are to BE Semiconductor Industries N.V. and, as the context requires, its wholly owned subsidiaries.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union. In this Form 20-F, references to "euro" or "(euro)" are to euro, and references to "U.S. dollars", "USD", "U.S. $" or "$" are to United States dollars.

For convenience purposes, our financial information for the most recently completed fiscal year has been presented in U.S. dollars, converted at an exchange rate of $ 1.1842 = (euro) 1.00, the noon buying rate (rounded) on December 31, 2005, for cable transactions in foreign currencies as certified by the Federal Reserve Bank of New York. The noon buying rate on March 3, 2006 was $ 1.2028 = (euro) 1.00. These translations should not be construed as a representation that the euro amounts actually represent U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated or at any other rate.

Our fiscal year ends on December 31 of each year. References to any specific financial year or to "FY" refer to the year ended December 31 of the calendar year specified.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements and information relating to the Company that are based on beliefs of our management as well as assumptions made by, and information currently available to, us. Without limiting the foregoing, when used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, projected or otherwise. We do not intend, and do not assume any obligation, to update these forward-looking statements.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 are derived from our consolidated financial statements, which appear elsewhere in this Form 20-F, and which have been audited by KPMG Accountants N.V. The selected consolidated financial data set forth below for the years ended December 31, 2001 and 2002, and as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this Form 20-F. On January 4, 2005, we completed the acquisition of Datacon Technology GmbH (formerly Datacon Technolgy AG), ("Datacon"). In order to facilitate a meaningful comparison of our fiscal year 2005 results, we have prepared unaudited comparative financial information for 2004 on a pro forma basis to incorporate the results of operations of Datacon as if the transaction had occurred on January 1, 2004.

Pro forma 2004 adjustments include (a) results of operations of Datacon prepared in accordance with U.S. GAAP, (b) the effects of the purchase accounting adjustments relating to the acquisition of Datacon resulting in the amortization of intangibles of (euro) 0.7 million in 2004 and (c) the elimination of interest income of (euro) 1.4 million related to the (euro) 68.4 million cash utilized to help fund the Datacon acquisition. The number of shares outstanding for the year ended December 31, 2004 on a pro forma basis includes 1,933,842 of our ordinary shares issued in the Datacon acquisition.

The data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F.

                                                                         Year Ended December 31,
                                        -----------------------------------------------------------------------------------------
                                                                                               Pro Forma
                                                                                                 2004
(Amounts in thousands, except share        2001         2002         2003         2004         Unaudited     2005         2005
    and per share data)                    EURO         EURO         EURO         EURO           EURO        EURO        USD(1)
                                        ----------   ----------   ----------   ----------     ----------  ----------   ----------
CONSOLIDATED STATEMENTS OF OPERATIONS

Net sales                                  150,030       83,228       85,500      126,341        194,323     164,262      194,519
Cost of sales                               96,253       55,849       63,345       88,352        127,901     106,897      126,587
                                        ----------   ----------   ----------   ----------     ----------  ----------   ----------
Gross profit                                53,777       27,379       22,155       37,989         66,422      57,365       67,932

Selling, general and administrative
 expenses                                   30,563       26,235       25,436       27,145         43,306      38,697       45,825
Research and development expenses
                                            15,446       12,470       13,564       12,500         18,197      17,918       21,219
Restructuring charges                        8,306          786            -        5,616          5,616       2,231        2,642
Impairment of intangibles                        -        3,302          287            -              -           -            -
Amortization of intangible assets            3,848        2,591        2,522        2,465          3,029       3,728        4,415
                                        ----------   ----------   ----------   ----------     ----------  ----------   ----------
Total operating expenses                    58,163       45,384       41,809       47,726         70,148      62,574       74,101

Operating loss                              (4,386)     (18,005)     (19,654)      (9,737)        (3,726)     (5,209)      (6,169)
Interest income (expense), net               4,240        3,395        2,815        1,811           (528)     (2,711)      (3,210)
                                        ----------   ----------   ----------   ----------     ----------  ----------   ----------
Loss before taxes and equity in
 loss of affiliated companies and
 minority interest                            (146)     (14,610)     (16,839)      (7,926)        (4,254)     (7,920)      (9,379)
Income taxes (benefit)                         518        2,404       (3,292)      (2,435)        (1,438)     (2,779)      (3,291)
                                        ----------   ----------   ----------   ----------     ----------  ----------   ----------
Loss before equity in loss of
 affiliated companies and minority
 interest                                     (664)     (17,014)     (13,547)      (5,491)        (2,816)     (5,141)      (6,088)
Equity in loss of affiliated
 companies and loss on sale of
 affiliated companies                      (16,314)           -            -            -              -           -
Minority interest                                -            3           50           64             64         (40)         (47)

                                        ----------   ----------   ----------   ----------     ----------  ----------   ----------
Net loss                                   (16,978)     (17,011)     (13,497)      (5,427)        (2,752)     (5,181)      (6,135)
                                        ==========   ==========   ==========   ==========     ==========  ==========   ==========

Loss per share
Basic                                        (0.53)       (0.54)       (0.44)       (0.18)         (0.08)      (0.16)       (0.19)
Diluted                                      (0.53)       (0.54)       (0.44)       (0.18)         (0.08)      (0.16)       (0.19)

Weighted average number of
 shares used to compute loss per
 share
Basic                                   31,794,675   31,462,482   30,813,681   30,794,660     32,709,309  32,710,934   32,710,934
Diluted                                 31,794,675   31,462,482   30,813,681   30,794,660     32,709,309  32,710,934   32,710,934
                                        ==========   ==========   ==========   ==========     ==========  ==========   ==========

                                                                Year Ended December 31,
                                            -----------------------------------------------------------
                                              2001        2002      2003      2004      2005      2005
(Amounts in thousands)                        EURO        EURO      EURO      EURO      EURO     USD(1)
                                            --------    -------   -------   -------   -------   -------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents                    141,506    119,866   108,897   106,573    72,950    86,387
Working capital                              177,121    157,612   138,437   141,761   117,193   138,780
Total assets                                 271,886    244,998   221,417   227,342   301,036   356,487
Long-term debt and capital leases,
 including current portion                    10,688      9,040     8,879    14,114    77,093    91,293
Total shareholders' equity                   228,302    200,488   183,506   176,993   181,411   214,827

CONSOLIDATED STATEMENTS OF CASH FLOW DATA

Capital expenditures                           3,393      4,903    11,889     3,427     6,418     7,600
Depreciation of property, plant and
 equipment                                     4,495      4,135     3,947     4,444     5,732     6,788
Net cash provided by (used in)
 operating activities                         14,942     (4,224)    2,652    (4,041)     (562)     (666)
Net cash provided by (used in)
 investing activities                         14,729     (8,719)  (11,796)   (3,288)  (67,690)  (80,159)
Net cash provided by (used in)
 financing activities                        (11,392)    (6,792)     (173)    5,417    33,896    40,140
                                            ========    =======   =======   =======   =======   =======

(1) Translated solely for convenience of the reader at the noon buying rate in effect on December 31, 2005 of (euro) 1.00 = $ 1.1842

EXCHANGE RATE INFORMATION

A significant portion of our net sales and expenses is denominated in currencies other than euro. We do not currently anticipate paying any dividends to shareholders. Any dividends that we may declare, however, would be in the currency determined by our directors at the time such dividends are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of shares of New York registry, or New York Shares.

The average exchange rate information set forth below is computed using the noon buying rate for the euro on the last business day of each month during the period indicated.

AVERAGE EXCHANGE RATES OF U.S. DOLLARS PER EURO

                                                                                    AVERAGE
                                                                                   --------
Financial year ended December 31, 2001                                             $ 0.8909
Financial year ended December 31, 2002                                             $ 0.9495
Financial year ended December 31, 2003                                             $ 1.1411
Financial year ended December 31, 2004                                             $ 1.2478
Financial year ended December 31, 2005                                             $ 1.2400

RECENT EXCHANGE RATES OF U.S. DOLLARS PER EURO

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from August 2005 to February 2006:

                                                                   HIGH                LOW
                                                                  ------              ------
August 2005                                                       1.2434              1.2178
September 2005                                                    1.2538              1.2011
October 2005                                                      1.2148              1.1914
November 2005                                                     1.2067              1.1667
December 2005                                                     1.2041              1.1699
January 2006                                                      1.2287              1.1980
February 2006                                                     1.2100              1.1860

The noon buying rate for the euro on March 3, 2006 was (euro) 1.00 = $ 1.2028.

RISK FACTORS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 20-F or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS. DEMAND FOR SEMICONDUCTORS IS HIGHLY CYCLICAL AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and low net sales, and have regularly been associated with substantial reductions in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. This cyclicality has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could continue to adversely affect our net sales, results of operations and backlog.

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

-     the success of our research and development projects;

-     our ability to integrate acquisitions;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-     the fluctuation of foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancies could cause the market price of our securities to decline.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to (euro) 56.8 million at December 31, 2005. During market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. The backlog at December 31, 2005 increased by 78.6% compared to backlog as of December 31, 2004. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense levels in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH COULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures, as the average selling price for a substantial portion of the equipment we offer exceeds (euro) 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

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

Historically, a limited number of our customers has accounted for a significant percentage of our net sales. In 2005, our three largest customers accounted for approximately 27% of our net sales, with the largest customer accounting for approximately 10.6% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary from year to year, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

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

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly other countries in Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and U.S. dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

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

-     success in developing or otherwise introducing new products; and

-     market and economic conditions.

COMPLIANCE WITH INTERNAL CONTROLS PROCEDURES AND EVALUATIONS AND ATTESTATION REQUIREMENTS MAY BE VERY COSTLY AND RESULT IN THE IDENTIFICATION OF SIGNIFICANT DEFICIENCIES OR MATERIAL WEAKNESSES

Beginning in fiscal year 2006, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer to perform an evaluation of our internal controls over financial reporting and have our independent auditor publicly disclose its conclusions regarding such evaluation. We are establishing procedures in order to comply with Section 404 in the timeframe permitted under the regulations of the Securities and Exchange Commission, although as of the date of this filing we have not yet finalized these procedures. We expect that establishing procedures and ensuring compliance with these requirements will be expensive and time-consuming. If we fail to complete these procedures and the required evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory review and penalties which may result in a loss of public confidence in our internal controls. In addition, we may uncover significant deficiencies or material weaknesses in our internal controls. Measures taken by us to remedy these issues may require significant effort and expense, as well as the commitment of significant managerial resources. Each of these circumstances may have an adverse impact on our business, financial condition and results of operations or on our share price.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND WE ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured for use in their facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines and enhance our existing products, we cannot assure you that we will be successful in developing new or enhanced products in a timely manner or that any new or enhanced products that we introduce will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Austria, Germany, Hungary, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-     general economic and political conditions in each country;

-     the overlap of different tax structures;

-     management of an organization spread over various countries;

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

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES IN THE PAST

A substantial portion of our net sales are derived from customers in various Pacific Rim countries. Many Pacific Rim countries experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, fluctuations in the value of Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted periodically in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2005, the percentage of our consolidated net sales denominated in euro was approximately 47% whereas the percentage of our consolidated net sales represented by U.S. dollars or U.S. dollar-linked currencies was approximately 53%. Approximately 75% of our costs and expenses were denominated in euro for such period. As a result, our results of operations could be adversely affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations in part by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and may use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition to any damages we may have to pay, a court could require us to stop the infringing activity or obtain a license which may not be available on terms which are favorable to us or may not be available at all.

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

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES, ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management resources and attention from day-to-day activities, increase our expenses and adversely affect our results of operations. In addition, these types of transactions often result in charges to earnings for items such as the amortization of intangible assets or in-process research and development expenses. Any future acquisitions or investments in companies or technologies could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities, the utilization of our cash and the incurrence of debt.

WE ARE SUBJECT TO PROVISIONS OF DUTCH LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO PARTICIPATE IN SOME DECISIONS

We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under this regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL, INCLUDING A TAKEOVER ATTEMPT THAT MIGHT RESULT IN A PREMIUM OVER THE MARKET PRICE FOR OUR ORDINARY SHARES

Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted the Board of Management the right to issue preference shares. In April 2000, we established the foundation "Stichting Continuiteit BE Semiconductor Industries", which we refer to as the Foundation, whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the Foundation a call option pursuant to which the Foundation may purchase up to 55,000,000 preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income", defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produce or are held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution", which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

PRICE VOLATILITY OF THE ORDINARY SHARES

The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of the ordinary shares has experienced significant fluctuations, including fluctuations that are unrelated to our performance. We expect that market price fluctuations will continue in the future.

ITEM 4: INFORMATION ON THE COMPANY

INTRODUCTION

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. Our advanced equipment and integrated systems are used principally to produce semiconductor assemblies, or packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership.

Our customers are leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, Epcos, Infineon, Motorola, NSEB, ON Semiconductor, Philips, Skyworks, and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of assembly equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to us attaining leading positions in each of our principal product lines.

Our ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and on the Nasdaq National Market in the form of New York Shares (symbol: BESI). On January 28, 2005, we issued (euro) 46 million principal amount of convertible notes due 2012, which are listed on the stock market of Euronext Amsterdam N.V. We were incorporated under the laws of the Netherlands in May 1995. Our principal executive offices are located at Marconilaan 4, 5151 DR Drunen, the Netherlands, and our telephone number at that location from the United States is (011) 31-416-384345. The address for our agent for service in the United States is BE Semiconductor Industries USA, Inc., 10 Tinker Avenue, Londonderry, NH 03053.

ACQUISITION OF DATACON

On January 4, 2005, we completed the acquisition of Datacon. Datacon was founded in 1986 in Radfeld, Austria and is today a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. In the transaction, Datacon shareholders received total consideration of (euro) 72.6 million, which consisted of (euro) 65 million in cash and 1,933,842 of our ordinary shares. In connection with the acquisition, we incurred approximately (euro) 3.4 million in acquisition fees and expenses. Under the terms of the acquisition, two foundations representing the former Datacon shareholders have agreed to a lock-up arrangement pursuant to which the new ordinary shares issued to them in the transaction must be held for a period of two years from the date of the acquisition, subject to certain permitted exceptions.

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

The allocation of the purchase price paid in connection with the acquisition of Datacon was completed in the fourth quarter of 2005. H. Rutterschmidt and G. Zeindl, members of Datacon's management board, were appointed by our Supervisory Board as members of our Board of Management at the General Meeting of Shareholders of March 24, 2005. Mr. Zeindl resigned as a member of our Board of Management effective September 1, 2005.

In a separate transaction, our Austrian subsidiary acquired the land in Radfeld, Austria, where Datacon manufacturing facilities are located for (euro) 2.1 million from a partnership of which H. Rutterschmidt and G. Zeindl are two of the partners.

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

As a result of continuous improvements in semiconductor process and design technologies, system users and designers have demanded semiconductor manufacturing devices with increased functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost per function. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have significantly reduced costs and increased device yields. However, the simple approach of reducing chip sizes and increasing functionality in order to meet customer production requirements has pushed the limits of conventional semiconductor assembly technology. As a result, semiconductor equipment manufacturers have been required to develop new assembly and packaging technologies in response to increased demand for:

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

- Customization. Even as individual chips become more powerful and the total number of chips in end products is reduced, customers are requiring more highly customized packages for their product applications as well as assembly equipment with the flexibility to handle the increased demand for customized packages.

The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive. Due to increased requirements for complexity, miniaturization and customization, semiconductor manufacturers demand highly sophisticated, cost-effective equipment from semiconductor assembly equipment suppliers.

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

The semiconductor assembly process first involves the separation from the wafer of individual chips or "die" and the attachment of each die to a plated metal leadframe or a multi-layer substrate. The connection of the chip is then made either by (i) bonding extremely fine gold or aluminum wire to a metal leadframe, this is referred to as "wire bonding", or to a multi-layer substrate or (ii) creating direct connections to the multi-layer substrate via a so-called flip chip, this is referred to as "die attach" or "die bonding". Next, the chips are molded by encapsulation in an epoxy plastic. From there, the assembly process diverges according to the product application required. Leadframe assembly, the most traditional approach historically involves the electrical connection of the chip via a wire bonding process to a metal leadframe, or a leadframe application. In leadframe applications, the leads are then de-flashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. Leadframe assembly technology is most frequently used to produce semiconductor devices for mass market and legacy consumer electronics applications. The second type of assembly process, array connect assembly, is gaining increased acceptance for the assembly market and is used most frequently in applications that require high degrees of miniaturization and chip density such as cell phones, personal digital assistants, or PDAs, and wireless Internet applications. In a typical array connect assembly, (i) the electrical connection of the chip is made to a multi-layer substrate or through the creation of direct connections to the multi-layer substrate via a flip chip die bonding process,
(ii) the connections between the
substrate and the chip are attached by ball placement and reflow processes and
(iii) the devices are cut, or singulated, into individual units. No metal leadframes nor consequent metal lead trimming and deflashing are involved in this process. After leadframe or array connect assembly, functional testing is carried out in various testing operations either separately or as part of an integrated system.

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

Die Bonding -- single or multiple chips are bonded to the leadframe and specific locations on the chip and corresponding leads on the frame are connected with very fine gold or aluminum wire;

Flip Chip Die Bonding -- chips are attached directly to the substrate through contact with small gold or precious metal alloy balls effected by a reflow process;

Molding -- the chips are encapsulated, generally in epoxy plastic, to protect them from external contamination;

Deflashing -- the epoxy residue left over from the molding process is removed;

Tin plating -- the leads of the molded chips are plated with tin to facilitate soldering to other components;

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

SEMICONDUCTOR PACKAGING DEVELOPMENTS

Semiconductor manufacturers face continuing challenges to meet the demands of their end-user customers in response to new market developments. For example, in recent years, the use of semiconductors in applications such as wireless telephony, PDAs and consumer electronics has proliferated rapidly. In addition to rapidly increasing volumes, the use of semiconductors in devices such as cellular telephones imposes continuing demands upon semiconductor manufacturers to reduce the size of the device and increase its functionality, while still responding to intense time-to-market pressures.

To meet the challenges faced by semiconductor manufacturers, the semiconductor assembly industry has developed new chip packaging technologies. To address the requirement for increasingly dense circuits, array connect packaging has been developed, of which chip scale ball grid array packaging has emerged as the leading solution. Rather than relying on leadframes to mount and connect semiconductors, a multi-layer substrate material is used. Underneath the substrate, balls of solder are placed in an array pattern to establish direct contact with the circuit board allowing much greater densities than can be attained using leadframe technology. Chip scale ball grid array packaging is ideal for producing small, complex wireless devices.

Another recent innovation is flip chip technology. As chips have decreased in size, the pitch or distance between the gold wires that connect the chip to the substrate or leadframe has continued to shrink. Flip chip technology eliminates the need for wire bonding by placing the contact points of the chip in direct contact with the packaging substrate. This technology requires stringent control of the placement of the chip on the substrate.

We believe that both these new technologies are attractive solutions for a number of the challenges faced by semiconductor manufacturers and anticipate that they will become a more significant part of the overall market in the future. Their adoption will in turn require the introduction of new assembly processes, including new molding processes to encapsulate array connect chips and new singulation systems in place of trim and form systems to cut and form array connect chips for installation on printed circuit boards.

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

- include equipment capable of handling the wide range and increasing number of chip packages; and

- offer increased yields of defect-free devices while reducing manufacturing lead times.

To develop these solutions, manufacturers and suppliers must collaborate closely to identify product and process specifications and develop new technologies.

COMPETITION

We are a leading manufacturer of semiconductor die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. The market for assembly equipment is highly competitive. In each of the markets we serve, we face competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than we have.

We believe we compete favorably with respect to the following factors:

-     product performance;

-     ease of use of our products;

-     product reliability;

-     product pricing in relation to "value of ownership";

-     breadth of product portfolio;

-     historical customer relationships; and

-     customer service and support on a global basis.

A significant amount of the world's semiconductor manufacturing activity is concentrated in Japan, a market which has traditionally been supplied by Japanese semiconductor equipment manufacturers and historically has been difficult for non-Japanese suppliers to penetrate. At present, we estimate that sales to Japanese customers represent less than 5% of our consolidated net sales. Although we are attempting to expand and broaden our presence in the Japanese market, given the historical difficulties of entering that market, and the existence of a number of major Japanese competitors, we may not be successful in doing so. Moreover, Japanese semiconductor equipment manufacturers aggressively compete in areas outside Japan, particularly in the Asia Pacific region. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high-volume, low-cost production and their high levels of excess capacity relative to other suppliers, including Besi.

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

STRATEGY

Our objective is to become the world's leading supplier of advanced semiconductor assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

LEVERAGE OUR TECHNOLOGY LEADERSHIP TO EXPLOIT NEW PACKAGING TECHNOLOGIES

Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for semiconductor packaging. In the array connect market, we have introduced advanced molding systems, flip chip die bonders and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and we are one of the leading suppliers of equipment used in chip scale ball grid array molding.

ACTIVELY PURSUE SYSTEM INTEGRATION

We believe that customer demands for higher throughput, quality and flexibility offer significant opportunities for those equipment manufacturers who are able to automate and integrate the assembly process. We intend to expand the range of automated systems for various leadframe and array connect assembly processes and ultimately to offer a complete, integrated solution for our customers. Our current generation of systems has introduced the integration of molding with wire bonding and post cure, as well as the integration of marking, vision inspection and testing with trim and form and singulation processes. We intend to continue this process by introducing other products to support an automated and integrated assembly process. Toward this end, we are attempting to develop a fully automated and integrated array connect assembly solution that will integrate both test handling and flip chip bonding capabilities with our existing line of packaging and plating equipment as part of our goal of offering customers a one-stop, integrated solution for the entire assembly process.

FOCUS ON STRATEGIC, LONG-TERM CUSTOMER RELATIONSHIPS

Our close relationships with our customers, many of which exceed thirty years, provide us with valuable knowledge about semiconductor assembly requirements as well as new opportunities to develop assembly systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products we sell to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

EXPAND GLOBAL SALES AND SERVICE OPERATIONS

We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly China and Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market services in each geographic region is critical to sustain close relationships with customers and generate new product sales.

SELECTIVELY PURSUE ACQUISITIONS

We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis. Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of providing an integrated, automated assembly platform, product and process technology leadership, and geographic expansion. We have made three acquisitions over the past five years:

- In September 2001, we acquired our RD Automation subsidiary in order to expand our array connect product portfolio;

- In January 2003, we acquired our Laurier subsidiary in order to incorporate intelligent die sorting capabilities as part of our integration strategy; and

- In January 2005, we acquired our Datacon subsidiary in order to extend our presence in the flip chip and die bonding equipment markets and to increase our scale and presence in the semiconductor assembly equipment market.

PRODUCT LINES AND SERVICES

We develop and produce semiconductor die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications.

In 2005, net sales for leadframe and array connect applications represented approximately 32% and 68%, respectively, of our consolidated net sales. In the leadframe assembly category, we include molding and trim form systems made by Fico, in the Netherlands, Malaysia and China and plating equipment made by Meco in the Netherlands. In the array connect assembly category, we include flip chip and multi chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the United States by Laurier and singulation and certain molding products made by Fico in the Netherlands.

Our principal product lines are summarized below:

- Die sorting equipment consists of die sorting systems which are used to inspect, select and sort bare dies, flip chips, wafer level chip scale packages and opto-electronic devices for further processing in assembly operations;

- Die bonding equipment consists of single-, multi-chip and flip chip die bonding systems which place the chip onto a multi-layer substrate;

-     Packaging equipment consists of:

      - molding systems that encapsulate bonded semiconductor devices in epoxy resin;

      - trim and form integration systems used to cut and then form metallic leads of encapsulated semiconductor devices in leadframe applications; and

      -     singulation systems used to cut packaged array connect devices; and

- Plating equipment consists primarily of a comprehensive line of fully automated tin plating systems and spot plating systems.

DIE SORTING EQUIPMENT

Die sorting systems are used to inspect, select and sort bare dies, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Die sorting systems, also known as "pick-and-place" systems, are also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices. Our current line of die sorting systems ranges in price from (euro) 150,000 to approximately
(euro) 300,000.

As of December 31, 2005, we had sold approximately 600 die sorting systems. Our die sorting systems are manufactured by our Laurier subsidiary in Londonderry, New Hampshire, United States.

DIE BONDING EQUIPMENT

Single-, Multi-Chip and Flip Chip Die Bonding Systems

Our Datacon subsidiary is a leader in the development and production of die bonding and flip chip die bonding equipment for the global market. The use of flip chip and multi-chip die bonding technology permits semiconductor manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, PDAs, consumer electronics and the Internet.

We also produce precision die bonding and flip chip die bonding systems for use primarily in the opto-electronics field. Such systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks. Through Datacon's Eurotec subsidiary, we also produce system solutions that may include integrated lines of die bonding systems manufactured according to customer specifications.

Datacon's product design features an adaptable base platform concept with modular flip chip and die bonding process components. As such, we offer semiconductor manufacturers flexibility to tailor their production processes for dedicated single-chip and multi-chip applications as well as multichip module layouts. Our equipment is designed to accommodate a full range of standard and advanced package technologies such as chip-scale packages, system-in-package, stacked die, micro-electro-mechanical systems and optoelectronics packages.

In April 2005, we launched a dedicated flip chip die bonding system with a built-in wafer changing system and certain wafer processing capabilities.

Our current line of single, multi-chip and flip chip die bonding systems range in price from (euro) 200,000 to more than (euro) 600,000. Our current line of high precision flip chip die attach systems range in price from (euro) 100,000 to more than (euro) 500,000.

As of December 31, 2005, Datacon had sold approximately 1,400 single, multi-chip and flip chip die bonding systems and 190 high precision flip chip and die bonding systems. In addition, we believe that Datacon has supplied over 50% of the installed base of single, multi-chip and flip chip die bonding systems at several semiconductor manufacturers, including Epcos, Infineon, STMicroelectronics, Amkor, ASE, Philips, Skyworks, Bosch, Intel, Texas Instruments, IBM, Spil, StatsChipac and Samsung.

PACKAGING EQUIPMENT

Molding Systems

Once chips have been bonded, using either wire or flip chip bonding technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of molding systems for the leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins.

To meet customer requirements for automation, customization and miniaturization, we have developed and customized molding systems to meet customers' performance and flexibility requirements. Our molding systems use a multi plunger technology which we believe increases efficiency by using multiple transfer plungers per mold. In addition, our systems use smaller molds than those currently available from other manufacturers, including those in Japan. We believe that these features improve process control, increase throughput and provide greater flexibility by facilitating a more rapid exchange of mold sets. All of the systems are modular, allowing integration with other process equipment such as wire bonders, post cure ovens and trim and form equipment. Our molding systems also feature an electromechanical drive and modular design with a processing capability of between one and sixteen strips. For the year ended December 31, 2005, sales of our molding systems for array connect applications accounted for approximately 50% of our total molding systems sales.

To enhance further the flexibility, speed and reliability of our automated systems, we have developed proprietary control software that permits operators to vary the parameters for encapsulation of chips and facilitates the transition from one product group to another. The software automatically analyzes the characteristics of any chip entered by the operator, and provides the operator with the instructions required for automated encapsulation of the prescribed product set. We also have developed proprietary software that provides customers with trend data on mold temperatures, plunger pressure and position and other key performance reliability indicators to allow more precise monitoring of the production process.

Our current line of molding systems ranges in price from (euro) 250,000 for a one-strip machine designed to facilitate the development of new packages and manufacturing of low volume products to approximately (euro) 1,000,000 for a fully configured, high capacity, automated electromechanical system. As of December 31, 2005, we had sold approximately 980 molding systems and had supplied over 50% of the installed base of molding systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EEMS, IBM, Infineon Technologies and Micronas.

Trim and Form Integration Systems

Trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Trim and form integration, including testing, is the final step in the assembly of a semiconductor using conventional leadframe technology. The procedure requires a high degree of precision, particularly if customer demand requires increased production of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

To meet customer requirements, we offer high quality trim and form systems with a wide range of options. Our trim and form systems are modular in design in order to meet customer-specific volume and product requirements. In addition, customers have the ability to customize specific production requirements by selecting a manual, semi-automatic or automated system with either a hydraulic or electromechanical drive system. The customer selects a specific configuration and we then customize the equipment to meet such requirements using our proprietary tool designs and proprietary loading/transport system.

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

Our automated systems can also be configured to integrate capabilities such as laser marking, vision inspection and related functional testing and to operate on an integrated basis with automated molding and post-cure systems to provide customers an automated solution to this final assembly phase.

Our current line of trim and form systems ranges in price from (euro) 125,000 to
(euro) 550,000 depending on the particular configuration selected. As of December 31, 2005, we had sold approximately 940 trim and form systems and had accounted for approximately 50% of the installed base of trim and form systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EDL, EEMS, IBM, Infineon Technologies, Micronas, Motorola and NSEB.

Singulation Systems

Singulation is the final step in the array connect assembly of semiconductors in which the molded substrates are cut into individually packaged units. We commercially introduced a fully automated singulation and sorting system in July 2000.

Our singulation systems are available in single or double spindle versions and can be used for the singulation of a variety of packages such as chip array bill grid array, land grid array, tape array bill grid array, quad flat no-lead, and micro leadframe. The latest generation systems are based on our modular advanced back-end cluster concept and can be integrated with a variety of other process modules such as laser markers and test handlers. Prices for the different models range from (euro) 350,000 to (euro) 550,000. As of December 31, 2005, we had installed over 125 singulation systems at customer locations.

PLATING EQUIPMENT

As part of the semiconductor assembly process, the leadframes that carry semiconductor chips must first be plated with electro-conductive materials such as silver or gold. Once encapsulated, the chips must again be plated with tin to facilitate soldering with other components. As semiconductor devices become increasingly complex, semiconductor manufacturers require both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

Our principal plating systems address tin plating (post molding) systems and spot plating processes and are produced by our Meco subsidiary in the Netherlands. Our products can be used to plate semiconductors and discrete devices before and after the molding/encapsulation process as well as to plate connector parts. We manufacture both reel-to-reel systems, which plate continuous reels of leadframe material, and cut-strip machines, which plate individual magazines or trays of subdivided devices.

According to 2004 data compiled by VLSI, we believe that we have the leading position in the automated tin plating equipment market. Our deflash magazine-to-magazine cut-strip plating system, which accounts for approximately 50% of our plating system sales, is used by leading semiconductor manufacturers to deflash and plate leadframes after encapsulation. The system automatically removes plastic bleed or flash left over from the molding process before plating and then plates semiconductor devices with a tin alloy.

In addition, our plating systems unit also produces reel-to-reel systems for the tin plating of discrete devices, silver spot plating and selective connector plating and chemicals for the semiconductor and electronic plating industry. We develop and sell our own chemical formulations for the plating of electronic material that incorporate qualities required for specific leadframe and connector applications. Our chemical products include a range of cleaners, electro polishers and strippers that are used by, and sold in conjunction with, our plating equipment.

All of our plating systems are modular and are configured to meet specific customer volume and functional requirements. Our plating systems use a proprietary plating wheel technology to support the application of a broad range of selective plating techniques, including stripe, spot, mini-spot, contour and front and rear side plating. Operators can define a range of plating parameters, including process sequence, temperature, dosing and speed through the use of proprietary control software.

We currently supply plating equipment to manufacturers of stamped and etched leadframes. Although the plating equipment market for stamped leadframes is characterized by a large installed base of equipment built in-house, we believe that as this market continues to grow, more leadframe suppliers will purchase plating equipment from independent suppliers. The equipment market for etched leadframes is supplied by independent suppliers.

Our current line of plating systems ranges in price from (euro) 400,000 to more than (euro) 1,500,000, depending on the specific configuration. As of December 31, 2005, we had sold over 600 plating systems and had supplied over 50% of the installed base of automated tin plating systems at several manufacturers, including Agere, Amkor, STATS ChipPAC, Hynix, Infineon Technologies, NSEB, Philips, Samsung, SPIL and Texas Instruments.

TECHNOLOGY

We believe that important trends in the semiconductor industry, including rapidly changing technologies for semiconductor fabrication, shorter product cycles and the proliferation of new packages and devices, will further increase the significance of technology in the semiconductor assembly process. In cases where such protection is required, we believe that our technology is adequately protected by patents. We design, develop and manufacture die sorting, die bonding, packaging and plating systems drawing on advanced technological features, including the following:

DIE HANDLING EQUIPMENT

Die Sorting Systems

Our die sorting systems use Laurier's dual transfer head pick and place mechanism. This mechanism, when combined with our motion control system and software, is designed to provide a fast but accurate die pick and place process. Additionally, when handling very thin or delicate die, we use a low mass compliant tool assembly with a synchronized pick procedure, which is intended to safely remove the die from the dicing film. We believe our electronic wafer alignment and mapping algorithms provide the flexibility to handle the wide range of semiconductor products with reliable vision alignment and bin sorting processes. Laurier has also developed an adaptive map correlation program for smaller devices or distorted wafer arrays.

Die Bonding Systems

Flip chip bonding describes a method of electronically connecting a "face down" die to the package carrier. In "standard" packaging, the interconnection between the die and the carrier is made using wire bond technology. Flip chip uses a conductive "bump" that is directly placed on the die surface as the interconnection between the die and the carrier. The bumped die is "flipped over" and placed face down, with the bumps connecting to the carrier directly. Using a flip chip interconnection offers a number of possible advantages to the user, including: reduced signal inductance, higher signal density, reduced package footprint and die shrink.

Datacon's die bonding systems use a linear servo driven gantry for handling components. Our design of the bond head and the corresponding tools are designed to provide a constant placement force for the components. Datacon developed a tool that uses flat springs to realize touchdown forces down to 2g, particularly for radio frequency devices. The handling of delicate and warped substrates is addressed by a clamping method enabling height variations of less than 10(mu)m during processing steps. A fully controlled die ejection process is designed to ensure reliable pickup of dies from the wafer.

PACKAGING EQUIPMENT

Molding Systems

Multi-Plunger Technology

Our molding systems use our multi-plunger technology, in which each mold contains multiple transfer plungers with patented tips. This design, when combined with our small mold sizes, affords both accuracy and flexibility designed to provide faster and more efficient production. Additionally, for CSBGA substrates, our molds can accommodate variations in board thickness, allowing our systems to meet precise specifications. We also have developed specialized configurations to improve the flow of mold compound in the production of ultra thin packages.

Modular Press

Our patented electromechanical molding systems incorporate a modular designed, rigid electromechanical press construction, resulting in greater process control. In addition, the systems' electromechanical drive reduces the risk of contamination associated with the use of hydraulic fluids, facilitating their use in clean room environments.

Trim and Form Integration Systems

Our trim and form integrations systems have a patented modular press section with an electromechanical drive for both press stroke and leadframe transport, making it capable of integration with other back-end systems. Each system has a specially guided press permitting greater stability and significantly higher speed and precision when compared with conventional hydraulic systems. In addition, their electromechanical motion control facilitates the use of the systems in clean room environments.

Singulation Systems

Our singulation systems use modular vacuum heads to improve handling and sorting capabilities. In addition, our high speed diamond-coated wheel cutting and charge-coupled device inspection technology are designed to provide both speed and flexibility to accommodate a wide variety of array connect requirements.

PLATING EQUIPMENT

Tin Plating Equipment

Our tin plating systems include specialized mechanical handling devices, with patented leadframe guides that facilitate speed and flexibility in handling a wide variety of products, including fragile leadframes. These devices allow plating to be effected without major system changes.

Spot Plating Wheel

Our spot plating system uses our patented wheel concept to permit continuous plating and eliminate the loss of production time inherent in traditional step-and-repeat methods.

PROPRIETARY DATA MANAGEMENT SOFTWARE

All of our systems incorporate proprietary software enabling our customers to use advanced process control, statistical process monitoring and advanced data management that facilitates the application of our process technology across back-end assembly processes and enhances the flexibility of our systems. Our software also supports testing during the course of the trim and form process. We believe that the software component of our systems will increase in significance over time. The software is microprocessor controlled, allowing integration with customers' networks.

CUSTOMERS

Our customers consist primarily of leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors. Our close relationships with our customers provide us with valuable knowledge about evolving semiconductor devices and packages as well as the opportunity to develop back-end systems in conjunction with our customers.

Our principal customers include:

   DIE SORTING EQUIPMENT        DIE BONDING EQUIPMENT     PACKAGING EQUIPMENT   PLATING EQUIPMENT
Advanced Optical Components  Advanced Optical Components  Amkor                 ASE
Agere                        Amkor                        ASE                   Amkor
Amkor                        ASE                          Atlantic              Chipmos
Ampoc                        Bosch                        AVX                   Compel
Cree                         Epcos                        Delphi                EEMS
Infineon                     Fairchild                    EDL                   FCI
Nortel                       Infineon                     EEMS                  Hitachi
NSEB                         Lingsen                      Infineon              Infineon
Samsung                      Osram                        Micronas              Lingsen
Skyworks                     Philips                      Motorola              NSEB
                             Raytheon                     NSEB                  OSE Semiconductor
                             Samsung                      Osram                 Philips
                             Scanditron                   Philips               Renesas
                             STATS ChipPAC                ON Semiconductor      Samsung
                             STMicroelectronics           Samsung               Skyworks
                                                          Skyworks              SPIL
                                                          STMicroelectronics    Texas Instruments

For the year ended December 31, 2005, Infineon accounted for more than 10% of our net sales. A significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our systems tend to vary from year to year depending upon specific capital investment schedules, technological developments and business prospects.

In general, we have maintained close, long-term relationships with our customers. The use of our systems has become an integral part of some of our customers' decision-making processes for future equipment selection. We believe that our focus on large, technically sophisticated semiconductor manufacturers and our emphasis on close relationships with a number of such semiconductor manufacturers worldwide is an important competitive advantage.

SALES, FIELD SUPPORT AND SERVICES

Our worldwide sales and support organization is critical to our strategy of maintaining close relationships with leading semiconductor manufacturers. Sales functions are performed both on a regional and product line basis, and our salesmen have direct responsibility for new product sales and daily customer account management. The regional offices are supplemented in some Middle Eastern and Asian countries by distributors or agents. Sales activities in each region are supported by product line marketing groups in the Netherlands, Austria and the United States.

We typically experience a lengthy sales cycle for our products due to the significant amount of capital investment involved and careful coordination required to satisfy customers' design specifications. Equipment production takes between four and nine months after agreement upon specifications, with generally at least an additional month for testing and acceptance required.

Our service and support activities include warranty services, technical support, training, and the provision of spare parts, molds and tooling capability and are conducted through service offices worldwide. Our manufacturing facilities in the Netherlands, Malaysia, Austria and the United States also play an important role in marketing and sales. Each facility is responsible for the production and technical support of the equipment that it manufactures as well as for customer service in conjunction with field service personnel.

The following table sets forth the number of our employees by geographical region engaged in sales and marketing and after sales and customer support as of December 31, 2005:

                                After Sales
                                    and
                    Sales and     Customer
                    Marketing     Support
                    ---------   -----------
Europe                     55            57
Asia Pacific               20            61
United States              11            12
                    ---------   -----------
Total                      86           130
                    =========   ===========

GEOGRAPHIC MARKETS

We believe that we are a leading supplier of assembly equipment to non-Japanese semiconductor manufacturers for their operations in Europe, the United States and the Asia Pacific region. The following table sets forth our net sales by geographic region for each of the last three fiscal years and the percentage of our total net sales represented by each region.

(Euro in million, except for %)     2003        2004        2005
-------------------------------  ---------   ----------  -----------
Asia Pacific                     55.3   65%   85.6   68%  90.6   55%
Europe and Rest of World         26.7   31%   30.0   24%  52.1   32%
United States                     3.5    4%   10.7    8%  21.6   13%
                                 ----  ---   -----  ---  -----  ---
Total                            85.5  100%  126.3  100% 164.3  100%
                                 ====  ===   =====  ===  =====  ===

The increase in net sales in 2005 in the United States as compared to 2004 and 2003 is primarily due to increased net sales of our die sorting equipment produced by Laurier in the United States as well as the acquisition of Datacon, which has a relatively higher proportion of net sales to customers in the United States.

BACKLOG

At December 31, 2005, we had a backlog of approximately (euro) 56.8 million as compared to (euro) 31.8 million at December 31, 2004. The increase in backlog as compared to December 31, 2004 was primarily due to the acquisition of Datacon as well as a substantial increase in orders for array connect applications in the second half of 2005.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Our backlog as of any particular date may not be representative of actual sales for any succeeding period because of possible changes in customer delivery schedules, the cancellation of orders and potential delays in product shipments.

MANUFACTURING AND SUPPLIERS

Our manufacturing operations consist primarily of final assembly and testing. We maintain overall responsibility for the design, assembly, testing, production and incorporation of proprietary features in equipment manufactured by third-party vendors. Although we have not experienced any significant difficulty in our relationships with subcontractors, our ability to expand our capacity and rate of growth will rely on our ability to obtain increased production from our existing subcontractors or identify additional qualified subcontractors.

Our packaging equipment product line continues to manufacture molds and tools, which we consider critical to our performance. We subcontract all other manufactured parts, components and subsystems. However, an increasing amount of the manufacturing requirements of our packaging systems is being subcontracted to third-party vendors.

On occasion, we have experienced delays or unexpected costs in connection with the introduction of new products. These problems can result in unanticipated delays in product introduction, delays in product shipment, declines in orders and increased costs of goods sold and warranty costs, and can adversely impact our relationship with our customers.

We believe that the emphasis upon quality equipment and service is essential to our competitive position, and therefore we maintain at each facility a dedicated quality management organization. We train all of our employees in basic quality skills and conduct customer quality audits of procedures and personnel. All of our trim and form and molding systems operations have qualified for compliance with ISO 9000 standards. Our die bonding operations have qualified for compliance with ISO 9001 standards.

RESEARCH AND DEVELOPMENT

The semiconductor equipment industry is subject to rapid technological change and new product developments and enhancements. We have periodically introduced new generations of product lines, and believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

Towards that end, we are currently actively engaged in developing new products and enhancements to our established systems, principally for the array connect market as well as other hardware and software to support full automation and integration of the back-end process.

Our research and development spending is customer-driven and focuses on identifying and responding quickly to evolving customer and market requirements. Our product line research and development activities are located at the following facilities:

Product line                          Location
-------------                         ------------
Die sorting systems                   Londonderry, New Hampshire, United States
Die bonding/flip chip die bonding     Radfeld, Austria
Packaging systems                     Duiven, the Netherlands and Drunen, the Netherlands
Plating systems                       Drunen, the Netherlands

In addition, each of our production facilities has an engineering group whose main responsibility is application engineering, including the processing of specific customer requirements and the investigation of new manufacturing processes and materials.

We historically have devoted a significant portion of our financial resources to research and development programs and expect to continue to do so in the future. For the three years ended December 31, 2003, 2004 and 2005, research and development expense was (euro) 13.6 million, (euro) 12.5 million and (euro) 17.9 million, respectively.

At December 31, 2005, we employed a total of 189 engineers engaged in research and development projects for our various product lines. Our Director of Technology is responsible for the overall coordination and planning of long term research and development for all product lines.

ORGANIZATIONAL STRUCTURE

We are the ultimate parent of our group, which, as of December 31, 2005, included each of the subsidiaries set forth below. Unless otherwise indicated, each subsidiary is wholly owned, directly or indirectly, and is included in our consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. Each of the subsidiaries operates in its country of incorporation.

                                                                 Location and
Name                                                       Country of Incorporation                 Percentage of ownership
------------------------------------------------       --------------------------------             -----------------------
BE Semiconductor Industries USA, Inc.                  Londonderry, New Hampshire, USA                        100%
Besi USA Inc.                                          Londonderry, New Hampshire, USA                        100%
Fico B.V.                                              Duiven, the Netherlands                                100%(1)
Fico Molding Systems B.V.                              Duiven, the Netherlands                                100%(1)
Fico Trim & Form Integration Systems B.V.              Duiven, the Netherlands                                100%(1)
Fico Tooling B.V.                                      Duiven, the Netherlands                                100%(1)
Fico Tooling Leshan Company Ltd.                       Leshan, China                                           87%
Fico Asia SDN. BHD.                                    Shah Alam, Malaysia                                    100%(2)
ASM Fico (F.E.) SDN. BHD.                              Shah Alam, Malaysia                                   99.9%(3)
Besi Korea Ltd.                                        Seoul, Korea                                           100%
Fico Hong Kong Ltd.                                    Hong Kong, China                                       100%
Fico Sales & Service Pte. Ltd.                         Singapore                                              100%
Meco International B.V.                                Drunen, the Netherlands                                100%
Meco Equipment Engineers B.V.                          Drunen, the Netherlands                                100%
Besi Japan Co. Ltd.                                    Tokyo, Japan                                           100%
Fico Singulation B.V.                                  Drunen, the Netherlands                                100%
Besi Taiwan Ltd.                                       Taipei, Taiwan                                         100%
Meco Equipment Engineers (Far East) Pte Ltd.           Singapore                                              100%
Laurier, Inc.                                          Londonderry, New Hampshire, USA                        100%
Besi Austria Holding GmbH                              Vienna, Austria                                        100%
Datacon Beteiligungs GmbH                              Vienna, Austria                                        100%
Datacon Technology GmbH                                Radfeld, Austria                                       100%
Datacon Eurotec GmbH                                   Berlin, Germany                                        100%
Datacon Hungary Termelo Kft.                           Gyor, Hungary                                          100%(2)
Datacon Asia Pacific Pte. Ltd.                         Singapore                                              100%
Datacon North America Inc.                             Wilmington, Delaware, USA                              100%
Datacon Korea Ltd.                                     Seoul, Korea                                           100%
Datacon Philippines, Inc.                              Muntinlupa City, Philippines                           100%

(1) Fico Molding Systems B.V., Fico Trim & Form Integrations B.V. and Fico Tooling B.V. merged effective January 12, 2006 and changed the name of the combined company to Fico B.V. Fico B.V. was renamed to Fico International B.V.

(2) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the management of these respective companies.

(3) In order to comply with local corporate law, a minority shareholding is held by the management of this company.

PROPERTY, PLANT AND EQUIPMENT

The following table summarizes information with respect to the principal manufacturing facilities that we leased or owned as of December 31, 2005.

                                                                                                        Leased/
Plant Location                                   Principal Activities                                    owned        Area (sq. ft)
----------------------------------------         -----------------------------------------              --------      -------------
Duiven, the Netherlands                          Packaging systems                                       Leased         175,000
Radfeld, Austria                                 Die bonding, flip chip die bonding                       Owned         114,000
Drunen, the Netherlands                          Executive offices, plating and singulation              Leased          95,000
                                                 systems
Shah Alam, Malaysia                              Packaging systems, tooling                               Owned          54,000
Gyor, Hungary                                    Die bonding, flip chip die bonding                      Leased          35,000
Leshan, China                                    Packaging systems, tooling                               Owned          30,000
Londonderry, New Hampshire, United States        Die sorting, flip chip                                  Leased
                                                 bonding                                                                 22,264
Berlin, Germany                                  Die bonding, flip chip die bonding                      Leased          20,000
Trevose, Pennsylvania, United States             Die bonding, flip chip die bonding                      Leased           6,000
Singapore                                        Die bonding, flip chip die bonding                      Leased           5,400

On June 28, 2002, we sold the land and buildings in Drunen, the Netherlands in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of the real estate sold amounted to (euro) 5.4 million. Our gain on this transaction of (euro) 1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total (euro) 0.6 million per annum.

On February 6, 2004, we sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a (euro) 1.5 million loan which is payable in 2006. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.50% per annum. The transaction is being accounted for as a financing until the buyer repays the loan. Once the buyer repays the loan, our financial obligation and the related real estate assets will be derecognized from our balance sheet. Settlement of this obligation will not result in a cash outflow from us. The net book value of the real estate involved in this transaction is approximately (euro) 13.1 million at December 31, 2005.

We closed our tooling facility of 16,000 square foot in Brunssum, the Netherlands in the first half of 2005 as part of our 2005 restructuring plan.

Our rental expense for our facilities and machinery in 2003, 2004 and 2005 were
(euro) 7.7 million, (euro) 7.1 million, and (euro) 7.7 million, respectively.

CAPITAL EXPENDITURES

Our capital expenditures were (euro) 11.9 million in 2003, (euro) 3.4 million in 2004 and (euro) 6.4 million in 2005.

A substantial portion of the capital expenditures in 2004 and 2005 was used to further expand our equipment and tooling production capacity in China and Malaysia. In addition, (euro) 2.1 million of our capital expenditures in 2005 were related to the purchase of land at our Radfeld facility. The significant decrease in spending levels in 2004 and 2005 as compared to 2003 was due to the completion in 2003 of a new 80,000 square foot facility in Duiven, the Netherlands, as well as the establishment of our first manufacturing facility in China for the production of tools.

LEGAL PROCEEDINGS

We are not currently, nor have we in the last 12 months been, involved in any litigation or arbitration proceedings that, to our knowledge, could have or, in the last 12 months, have had, a significant effect on our financial position or results of operations. We are not aware of any threatened or potential legal proceedings that could have a significant effect on our financial position or results of operations.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable

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

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically cancel or defer additional equipment purchases. Under such circumstances, semiconductor prices typically fall.

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with substantial reductions in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. This cyclicality has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could continue to adversely affect our net sales, results of operations and backlog. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading United States and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on our customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our sales from products that have an average selling price in excess of (euro) 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 131, "Disclosures About Segments of an Enterprise and Related Information", or SFAS No. 131, our chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS No. 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since we operate in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS No. 131 can be found in our Consolidated Financial Statements contained elsewhere in this Annual Report on Form 20-F.

ACQUISITION OF DATACON

On January 4, 2005, we completed the acquisition of all of the outstanding ordinary shares of Datacon for total consideration of (euro) 72.6 million, which consisted of (euro) 65.0 million in cash and 1,933,842 of our ordinary shares.

Datacon, founded in 1986, is a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. See also "Acquisition of Datacon" under Item 4 "Information on the Company".

ISSUANCE OF (EURO) 46 MILLION 5.5% CONVERTIBLE NOTES

In January 2005, we issued (euro) 46 million principal aggregate amount of convertible notes due 2012, which we refer to as the Notes. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28 of each year. The Notes convert into ordinary shares at a conversion price of (euro) 5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount plus accrued and unpaid interest. If not converted on the date beginning four years from the issue date, we may redeem the outstanding Notes at their par value provided that on the date of conversion the market value of our ordinary shares exceeds 130% of the then effective conversion price.

The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

The net proceeds from the issuance of the Notes were used for general corporate purposes, including working capital and capital expenditures.

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

REVENUE RECOGNITION

Our revenue recognition policy conforms to Emerging Issues Task Force, or EITF 00-21, "Change in Accounting Principle: Revenue Arrangements with Multiple Deliveries", or EITF 00-21, and the SEC Staff Accounting Bulletin No. 104. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliverables in accordance with EITF 00-21. A customer's sole recourse against us is to enforce our obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

INVENTORIES

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgments regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost using the first-in, first-out method or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. An impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases. The amortization of patents and other identifiable intangible assets is based on the estimated useful lives of the applicable patents and other intangible assets on the date of acquisition.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition. Goodwill is not amortized but is evaluated for impairment at least annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets".

We have four business units which aggregate as one reportable segment. Goodwill and intangible assets not subject to amortization are tested annually for impairment at business unit level. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We do not have any identifiable intangible assets with indefinite lives.

CONTRACTUAL OBLIGATIONS

The following table discloses our contractual obligations and commercial commitments as of December 31, 2005.

                                                                     Payments Due by Period
                                     ----------------------------------------------------------------------------------------
(Euro in thousands)                  Less than 1 year        1-3 years         3-5 years       More than 5 years        Total
----------------------------------   ----------------        ---------         ---------       -----------------      -------
Long term debt obligations                      3,506            7,494             3,794                  50,131       64,925
Financial / capital lease
  obligations                                  14,777              219                 -                       -       14,996
Operating lease obligations                     1,792            2,616             2,175                   3,148        9,731
Purchase obligations                           13,193                -                 -                       -       13,193
Pension and severance obligations                   -                -                 -                   2,503        2,503
                                     ----------------        ---------         ---------       -----------------      -------
Total contractual obligations                  33,268           10,329             5,969                  55,782      105,348
                                     ================        =========         =========       =================      =======

Long term debt obligations include the amount related to our 5.5% convertible notes we issued in January 2005. Financial and capital lease obligations include imputed interest. Purchase obligations relate to certain equipment and materials.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when we consider it appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for 2005 constitute 23% of our net sales. As currency exchange rates change, translation of the statements of operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks, because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in exchange rate of the euro versus the U.S. dollar or U.S. dollar linked currencies would affect our reported operating income (loss) by less than (euro) 3 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 47% of total net sales in the year ended December 31, 2005, whereas net sales represented by U.S. dollars or U.S. dollar-linked currencies amounted to approximately 53%. Approximately 75% of our costs and expenses were denominated in euros and the remaining 25% in various currencies, principally the U.S. dollar and U.S.-dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term capital lease obligations, long-term debt and lines of credit currently bear fixed and variable rates of interest. An immediate increase of 100 basis points, or 1%, in interest rates would affect our results of operations over the next fiscal year by less than (euro) 0.1 million, net of tax.

RESULTS OF OPERATIONS

SUMMARY FINANCIAL AND OTHER OPERATING DATA


                                                                               Year Ended December 31,
                                                -------------------------------------------------------------------------------
                                                                                   Pro Forma
                                                                                     2004
  (Amounts in thousands, except share and          2003             2004           Unaudited           2005             2005
              per share data)                      EURO             EURO             EURO              EURO            USD(1)
-------------------------------------------     ----------       ----------       ----------        ----------       ----------
Net sales                                           85,500          126,341          194,323           164,262          194,519
Cost of sales                                       63,345           88,352          127,901           106,897          126,587
                                                ----------       ----------       ----------        ----------       ----------

Gross profit                                        22,155           37,989           66,422            57,365           67,932

Selling, general and administrative
  expenses                                          25,436           27,145           43,306            38,697           45,825
Research and development expenses                   13,564           12,500           18,197            17,918           21,219
Restructuring charges                                    -            5,616            5,616             2,231            2,642
Impairment of intangibles                              287                -                -                 -                -
Amortization of intangible assets                    2,522            2,465            3,029             3,728            4,415

                                                ----------       ----------       ----------        ----------       ----------
Total operating expenses                            41,809           47,726           70,148            62,574           74,101

Operating loss                                     (19,654)          (9,737)          (3,726)           (5,209)          (6,169)
Interest income (expense), net                       2,815            1,811             (528)           (2,711)          (3,210)

                                                ----------       ----------       ----------        ----------       ----------
Loss before taxes and minority interest            (16,839)          (7,926)          (4,254)           (7,920)          (9,379)
Income taxes (benefit)                              (3,292)          (2,435)          (1,438)           (2,779)          (3,291)

                                                ----------       ----------       ----------        ----------       ----------
Loss before minority interest                      (13,547)          (5,491)          (2,816)           (5,141)          (6,088)
Minority interest                                       50               64               64               (40)             (47)

                                                ----------       ----------       ----------        ----------       ----------
Net loss                                           (13,497)          (5,427)          (2,752)           (5,181)          (6,135)
                                                ----------       ----------       ----------        ----------       ----------
Loss per share:

Basic                                                (0.44)           (0.18)           (0.08)            (0.16)           (0.19)
Diluted                                              (0.44)           (0.18)           (0.08)            (0.16)           (0.19)

Weighted average number of shares
 used to compute net loss per share:

Basic                                           30,813,681       30,794,660       32,709,309        32,710,934       32,710,934
Diluted                                         30,813,681       30,794,660       32,709,309        32,710,934       32,710,934

(1) Translated solely for convenience of the reader at the noon buying rate on December 31, 2005 ((euro) 1.00 = US$ 1.1842).

2005 COMPARED TO 2004

ACQUISITION OF DATACON

On January 4, 2005, we completed our acquisition of Datacon. In connection with the transaction, we recorded purchase accounting adjustments, including goodwill, in an amount equal to (euro) 55.8 million, which will not be amortized, but will continue to be evaluated in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", and (euro) 7.1 million of other intangible assets that are being amortized annually over their respective estimated useful lives. Furthermore, in accordance with purchase accounting rules, we made an upward adjustment of Datacon's inventories by (euro) 3.3 million in the opening balance sheet to its estimated fair value resulting in an increase in our cost of sales by (euro) 3.3 million in 2005. This upward adjustment was fully amortized in our 2005 fiscal year. The results of Datacon are included in our financial statements from the date of acquisition.

PRO FORMA INFORMATION

In order to facilitate a meaningful comparison of our 2005 results, we have prepared comparative financial information for 2004 on a pro forma basis to incorporate Datacon's results of operations as if the transaction had occurred on January 1, 2004. Pro forma 2004 adjustments include (i) results of operations of Datacon prepared in accordance with US GAAP, (ii) the effects of the purchase accounting adjustments relating to the acquisition of Datacon resulting in the amortization of intangibles of (euro) 0.7 million in 2004 and (iii) the elimination of interest income of (euro) 1.4 million related to the (euro) 68.4 million cash utilized to help fund the Datacon acquisition. The number of shares, presented in the table above - basic and diluted - includes 1,933,842 of our ordinary shares issued in the Datacon acquisition.

NET SALES

Our net sales consist of sales of die sorting systems, or die sorting equipment, flip chip and multi-chip die bonding systems, or die bonding equipment, molding, trim and form integration and singulation systems, or packaging equipment, and plating systems, or plating equipment.

As a result of the Datacon acquisition, we changed our presentation of net sales to better reflect our business strategy and to better communicate the financial development of our operations. We now present our net sales as per assembly process and end use customer application as opposed to a disclosure by individual product line. We analyze our net sales and gross margins for our leadframe assembly applications and array connect assembly applications as per the table presented below. In the leadframe category, we include molding and trim form systems made by Fico in the Netherlands, Malaysia and China and plating equipment made by Meco in the Netherlands. In the array connect category, we include flip chip and multi chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the United States by Laurier and singulation and certain molding products made by Fico in the Netherlands.

Our net sales per end use customer process application for the years ended December 31, 2004 and 2005, respectively, were as follows:

                                                    Year Ended December 31,                                    % change
                                ---------------------------------------------------------------      ---------------------------
                                                                                                         2005      2005 compared
                                                           Pro Forma                                 compared to    to pro forma
(Euro in million)                     2004                    2004                   2005                2004           2004
---------------------------     ----------------       -----------------       ----------------      -----------   -------------
Leadframes                       85.3        68%        85.3         44%        52.9        32%           (38.0%)         (38.0%)
Array Connect                    41.0        32%       109.0         56%       111.4        68%           171.7%            2.2%
                                -----       ---        -----        ---        -----       ---       ----------    ------------
Total net sales                 126.3       100%       194.3        100%       164.3       100%            30.1%          (15.4%)
                                =====       ===        =====        ===        =====       ===       ==========    ============

On an actual basis, our net sales increased by 30.1% from (euro) 126.3 million in 2004 to (euro) 164.3 million in 2005. The increase in net sales in 2005 as compared to 2004 was due to the acquisition of Datacon. Our net sales in 2005 decreased by 15.4% from pro forma net sales of (euro) 194.3 million in 2004, primarily as a result of excess inventories and, we believe, low capacity utilization rates experienced by our customers which resulted in delays and deferment of semiconductor assembly equipment purchases. In particular, we experienced a 38.0% decrease in sales for leadframe applications across all leadframe products partially offset by a 2.2% increase in array connect sales in 2005 principally due to increased sales of singulation and die sorting systems, partly offset by a decrease in sales of die bonding equipment.

BACKLOG

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

On an actual basis, our backlog at December 31, 2005 increased by 78.6% to
(euro) 56.8 million from (euro) 31.8 million at December 31, 2004. On a pro forma basis, backlog at December 31, 2005 increased by 11.6% as compared to pro forma backlog of (euro) 50.9 million as of December 31, 2004, including (euro)
19.1 million of backlog that was acquired as part of the purchase of Datacon. The backlog increase as compared to pro forma December 31, 2004 was principally due to increased backlog for array connect products.

On an actual basis, new orders for 2005 were (euro) 170.2 million as compared to
(euro) 118.3 million in 2004. New orders declined by 10.1% as compared to pro forma orders of (euro) 189.3 million in 2004. The decline in new orders for 2005 as compared to pro forma 2004 was primarily due to a decline of approximately 36% for our leadframe products, offset by an increase in new orders of approximately 6% for our array connect products. However, we received orders in the second half of 2005 of (euro) 91.8 million as compared to orders received in the first half of 2005 of (euro) 78.4 million, a 17.1% increase, reflecting what we believe is a change in demand for semiconductor manufacturing equipment and the timing and volume of customer purchase orders for assembly equipment. The increase in second half orders was primarily focused on array connect applications, principally for die bonding and singulation equipment. The book-to-bill ratio was 1.04 for 2005 as compared to a book-to-bill ratio of 0.94 for 2004. The pro forma book-to-bill ratio for 2004 was 0.97.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment for a customer once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

On an actual basis, gross profit increased by 51.1% from (euro) 38.0 million in 2004 to (euro) 57.4 million in 2005 and decreased by 13.6% when compared to pro forma gross profit of (euro) 66.4 million in 2004. Cost of sales for 2005 included a (euro) 3.3 million purchase accounting adjustment, which amounts to approximately 2.0% of our net sales, relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit increased from 30.1% in 2004 to 34.9% in 2005, mainly due to
(i) cost reductions realized from workforce terminations and plant consolidation which commenced in the fourth quarter of 2004 and continued during 2005 that resulted in cost savings in our packaging and die bonding product lines, (ii) cost benefits realized from our transition of certain equipment manufacturing and high precision tooling operations from the Netherlands to our facilities located in Malaysia and China, and (iii) a higher proportion of our 2005 net sales represented by array connect assembly applications which typically have a higher gross margin than sales for leadframe assembly applications. In 2005, array connect sales had an average gross margin of 39.1% as compared to 32.5% for our leadframe sales. Pro forma gross profit in 2004 as a percentage of net sales was 34.2%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

On an actual basis, selling, general and administrative expenses increased by 42.8% from (euro) 27.1 million in 2004 to (euro) 38.7 million in 2005 due to the Datacon acquisition. Selling, general and administrative expenses for 2005 decreased by 10.6% when compared to pro forma selling, general and administrative expenses for 2004 of (euro) 43.3 million primarily as a result of our corporate restructuring activities and benefits realized from the integration of Datacon's sales and marketing activities. On an actual basis, as a percentage of net sales, selling, general and administrative expenses increased from 21.5% in 2004 to 23.6% in 2005. As a percentage of net sales, pro forma selling, general and administrative expenses were 22.3% in 2004. The increase in selling, general and administrative expenses as percentage of net sales in 2005 as compared to pro forma 2004 resulted primarily from a decrease in sales, which decrease exceeded the reduction in our overhead.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending varies from year to year depending on our new product development cycles. As research and development expenses do not include pre-production and customization costs, which are included as cost of sales, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

On an actual basis, research and development expenses increased from (euro) 12.5 million in 2004 to (euro) 17.9 million in 2005 due to the Datacon acquisition. Research and development expenses for 2005 decreased by 1.6% as compared to pro forma research and development expenses in 2004 of (euro) 18.2 million. On an actual basis, as a percentage of net sales, research and development expenses were 9.9% and 10.9% in 2004 and 2005, respectively. As a percentage of net sales, research and development expenses were 9.4% in 2004 on a pro forma basis. Research and development spending in 2005 was focused on the development of next generation assembly systems, all in anticipation of future demand for such products.

RESTRUCTURING CHARGES

Ongoing economic uncertainties and industry over-capacity resulted in customers delaying or cancelling scheduled deliveries, delaying capacity investment and the funding of strategic programs in the second half of 2004. In December 2004, as part of our plan to address the downturn in the semiconductor industry and to reduce our cost structure through the transfer of certain production activities from high cost geographies to low cost manufacturing regions, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of then total fixed headcount worldwide. In addition, we announced that we would phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. Workforce reductions of 81 employees occurred during the first half of 2005. We recorded a restructuring charge of
(euro) 5.6 million in the fourth quarter ending December 31, 2004 to cover the estimated costs of these workforce reductions.

In May 2005, we announced the further consolidation and integration of our Dutch Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at our Duiven facility. We recorded a restructuring charge of (euro) 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

In the fourth quarter of 2005, we terminated 14 employees at at our Datacon Eurotec subsidiary in Berlin in an effort to improve the efficiency of our die bonding operations. We recorded a restructuring charge of (euro) 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

Changes in the restructuring reserve in the periods 2004 and 2005 were as follows:

 (Euro in thousands)        2004     2005
-----------------------    -----    ------
Balance at January 1,        521     5,820
Additions                  5,616     2,231
Cash payments               (317)   (7,287)

                           -----    ------
Balance at December 31,    5,820       764
                           =====    ======

The charges associated with the workforce reduction announced in December 2004 included severance and other benefit payments for 81 employees in the Netherlands. The charges associated with the workforce reduction announced in May 2005 included severance and other benefits for approximately 32 employees, mainly in the Netherlands. Total remaining cash outlays for the restructuring activities announced at the end of 2004 and the second quarter of 2005 are expected to be (euro) 0.2 million, which we expect will be paid mostly during the first half of 2006.

The charges associated with the workforce reduction in the fourth quarter of 2005 at Datacon Eurotec included severance and other benefits for 14 people. Total remaining cash outlays for these December 2005 restructuring activities are expected to be (euro) 0.4 million which we expect will be paid mostly during the first half of 2006. The balance of (euro) 0.2 million relates to prior restructuring activities and mainly consists of pension premiums to be paid for terminated employees.

OPERATING LOSS

On an actual basis, our operating loss decreased from (euro) 9.7 million in 2004 to an operating loss of (euro) 5.2 million in 2005. The operating loss for 2005 included purchase accounting adjustments related to the Datacon acquisition of
(euro) 3.3 million and restructuring charges of (euro) 2.2 million associated with the further consolidation of our Dutch packaging and tooling manufacturing operations and our restructuring of our German die bonding operations. Our operating loss for 2004 included an aggregate of (euro) 7.5 million for restructuring charges and inventory write-downs. Our operating loss for 2005 increased by approximately (euro) 1.5 million when compared to a pro forma operating loss of (euro) 3.7 million for 2004 mainly due to (i) decreased sales as compared to pro forma sales for 2004 and (ii) the fair value inventory adjustment of (euro) 3.3 million relating to the

Datacon acquisition partially offset by lower restructuring charges of (euro)
3.4 million, higher gross margins and lower selling, general and administrative expenses of (euro) 4.6 million.

We incurred annual patent and other identifiable asset amortization charges of
(euro) 3.7 million in 2005, which related to the acquisitions of our various product lines as compared to (euro) 2.5 million in 2004.

In the fourth quarter of 2005, we tested our intangibles, including goodwill, for impairment. No impairment on intangibles was required.

INTEREST INCOME (EXPENSE), NET

Our interest income (expense), net decreased from interest income, net of (euro)
1.8 million in 2004 to interest expense, net of (euro) 2.7 million in 2005. Pro forma interest expense, net amounted to (euro) 0.5 million in 2004. Our interest income decreased from (euro) 2.7 million in 2004 to (euro) 1.6 million in 2005, mainly due to lower average cash balances as a result of cash utilized in the Datacon acquisition. Interest expense increased from (euro) 0.9 million in 2004 to (euro) 4.3 million in 2005, mainly due to interest expense in 2005 of (euro)
2.2 million associated with the issuance of the Notes in January 2005, as well as interest expense related to debt outstanding at our Datacon subsidiary.

INCOME TAXES

Our income tax benefit amounted to (euro) 2.4 million in 2004 compared to an income tax benefit of (euro) 2.8 million in 2005. The effective tax rate was 30.7% in 2004 and 35.1% in 2005. Our income tax benefit on a pro forma basis amounted to (euro) 1.4 million in 2004, equal to an effective tax rate of 33.8%.

NET LOSS

Our net loss for 2004 amounted to (euro) 5.4 million as compared to (euro) 5.2 million in 2005. On a pro forma basis, our net loss for 2004 was (euro) 2.8 million. The increase in our net loss in 2005 as compared to the pro forma net loss in 2004 was principally due to (i) the decrease in net sales, (ii) after-tax purchase accounting adjustments related to the Datacon acquisition of
(euro) 3.4 million and (iii) a (euro) 2.2 million increase in interest expense, partly offset by higher gross margins, lower operating expenses and lower after tax restructuring charges of (euro) 2.4 million.

2004 COMPARED TO 2003

NET SALES

Our net sales increased from (euro) 85.5 million in 2003 to (euro) 126.3 million in 2004, an increase of 47.7%. The increase in net sales in 2004 as compared to 2003 was due to increased order levels in the first half of 2004, resulting in increased shipments in 2004 for most product lines.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)                  2003   2004  % change
---------------------------------  ----  -----  --------
Molding systems                    36.6   50.7    38.5 %
Trim and form integration systems  22.1   21.8    (1.4)%
Singulation systems                 4.6   15.5   237.0 %
Plating systems                    20.1   29.3    45.8 %
Die handling systems                2.1    9.0   328.6 %
                                   ----  -----   -----
Total net sales                    85.5  126.3    47.7%
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

As indicated earlier in this Annual Report on Form 20-F, we include in backlog only those orders for which we received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Gross profit increased by 71.2% from (euro) 22.2 million in 2003 to (euro) 38.0 million in 2004. As a percentage of net sales, gross profit increased from 25.9% in 2003 to 30.1% in 2004. The gross profit in 2004 was reduced by charges of
(euro) 1.9 million for inventory write-downs recorded in the fourth quarter of 2004. In the fourth quarter of 2003, charges of (euro) 2.9 million were recorded for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

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

RESTRUCTURING CHARGES

Changes in the restructuring reserve were as follows:

(Euro in thousands)        2003     2004
-----------------------   -----    -----
Balance at January 1,     1,281      521
Additions                     -    5,616
Cash payment               (760)    (317)

                          -----    -----
Balance at December 31,     521    5,820
                          =====    =====

Our 2004 provision for the reduction in workforce included severance and other benefits for approximately 81 employees, mainly in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be
(euro) 5.5 million, and will mainly be paid in the first half of 2005.

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

We incurred annual patent and other identifiable assets amortization charges of
(euro) 2.5 million in 2004, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries. In the fourth quarter of 2004, we tested our intangibles, including goodwill, for impairment. No impairment on intangibles was required.

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

LIQUIDITY AND CAPITAL RESOURCES

We had (euro) 106.6 million and (euro) 73.0 million in cash and cash equivalents at December 31, 2004 and December 31, 2005, respectively.

Generally, we fund our consolidated operations through cash generated from operations and, in some instances, we fund the operations of our subsidiaries through intercompany loans. Furthermore, to meet local financing needs, our subsidiaries in the Netherlands and abroad maintain lines of credit with various local commercial banks. The credit lines for the subsidiaries in the Netherlands are currently unsecured, except for pledges on the accounts of these subsidiaries with the banks that provide the facilities. The principal restrictive covenant contained in each Dutch line of credit is a solvency ratio, which generally is based on a ratio of each subsidiary's equity to its assets. Consistent with past practice, Datacon utilizes short-term bank lines of credit, long-term loans and government granted loans for export and research and development activities. Fico Tooling Leshan Company Ltd. in China, 87% of which is owned by us, is partly financed by long-term loans issued by a local bank. Some of these loans are secured by a pledge of real property.

At December 31, 2005, Besi and its subsidiaries had available lines of credit aggregating (euro) 26.4 million, under which (euro) 5.7 million of short-term borrowings and (euro) 10.7 million of long-term borrowings (including current portion of long-term debt of (euro) 1.8 million) were outstanding. Amounts available to be drawn under the lines were further reduced by (i) (euro) 1.7 million in outstanding bank guarantees and (ii) (euro) 1.0 million for foreign exchange contracts. Interest is charged at the lenders' base lending rates plus an increment of 1.50%, except for certain borrowings of Datacon, for which interest rates vary between 1.50% and 4.50%, depending on the type of credit facility and currency utilized. All our credit facility agreements include covenants requiring us to maintain certain financial ratios. Besi and all of our applicable subsidiaries were in compliance with all loan covenants at December 31, 2005. On January 12, 2006, we replaced a line of credit of (euro) 7.5 million which we terminated prior to December 31, 2005, by entering into a new line of credit of (euro) 5.0 million and a 3-year loan of (euro) 6.0 million.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although our subsidiaries occasionally receive partial payments prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems.

Net cash used in operating activities was (euro) 4.0 million and (euro) 0.6 million in 2004 and 2005, respectively. The primary use of cash in operations in 2005 was a net loss of (euro) 5.2 million and increased working capital requirements of (euro) 2.2 million, principally related to the payment of restructuring costs of (euro) 7.3 million, partially offset by non-cash charges for depreciation and amortization.

The cash decrease of (euro) 33.6 million between December 31, 2004 and December 31, 2005 was primarily due to the use of (euro) 68.4 million of cash to help fund the Datacon acquisition, debt repayment of (euro) 9.8 million, (euro) 7.3 million of restructuring payments and capital expenditures of (euro) 6.4 million, partially offset by net cash proceeds of (euro) 43.6 million received from the issuance of the Notes during the first quarter of 2005, the inclusion of (euro) 6.4 million cash and cash equivalents held by Datacon at the date of acquisition and (euro) 5.1 million of proceeds received from the sale and leaseback of our Duiven facility.

At December 31, 2005, our cash and cash equivalents totaled (euro) 73.0 million and our total debt and capital lease obligations totaled (euro) 82.8 million. At December 31, 2005, shareholders' equity stood at (euro) 181.4 million.

Our capital expenditures were (euro) 11.9 million in 2003, (euro) 3.4 million in 2004 and (euro) 6.4 million in 2005. The expenditures in 2003 were incurred primarily for the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and the establishment of our first manufacturing facility in China for the production of tools. A majority of the capital expenditures in 2004 and 2005 was used to further expand our production capacity in China and Malaysia. In addition, (euro) 2.1 million of expenditures in 2005 were related to the purchase of land at our Radfeld facility.

In January 2005, we issued (euro) 46 million aggregate principal amount of convertible notes due 2012, or the Notes. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28 of each year. The Notes convert into ordinary shares at a conversion price of (euro) 5.1250. The Notes are scheduled to be repaid at maturity in 2012 at a price equal to 100% of their principal amount plus accrued and unpaid interest. If not converted on the date beginning four years from the issue date, we may redeem the outstanding Notes at their par value provided that on the date of conversion the market value of our ordinary shares exceeds 130% of the then effective conversion price. The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005. The net proceeds from the issuance of the Notes were used for general corporate purposes, including working capital and capital expenditures.

On February 6, 2004, we sold the land and buildings in Duiven, the Netherlands in a sale and lease-back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a (euro) 1.5 million loan which is payable in 2006. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at a rate of 4.5% per annum. The transaction will be accounted for as a financing until the buyer repays the loan. Once the buyer repays the loan, our financial obligation and the related real estate assets will be derecognized from our financial statements. Settlement of this financial obligation will not result in a cash outflow from Besi.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our anticipated levels of capital spending, research and development and working capital requirements for at least the next twelve months.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections -- a Replacement of APB Opinion No. 20 and FASB Statement No. 3", or SFAS 154, which requires retrospective application to prior periods' financial statements of every voluntary change in accounting principal unless it is impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors beginning in fiscal 2007. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, or SAB
107. SAB 107 provides the SEC staff position regarding the application of SFAS 123(R), "Share-Based Payment." SAB 107 contains interpretive guidance relating to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently evaluating SAB 107 and will be incorporating it as part of our adoption of SFAS 123(R) in the first quarter of 2006.

In December 2004, the FASB issued SFAS 123(R). SFAS 123(R), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in our consolidated statements of operations. SFAS 123(R) will become effective as of January 1, 2006. The effects of the change are still being determined by us.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

SUPERVISORY BOARD

The members of the Supervisory Board as of December 31, 2005 are as follows:

Name                 Age                Title                Term Expires
-------------------  ---  ---------------------------------  ------------
W.D. Maris           66   Chairman of the Supervisory Board      2006
E.B. Polak           61   Member of the Supervisory Board        2009
D. Sinninghe Damste  66   Member of the Supervisory Board        2008
T. de Waard          59   Member of the Supervisory Board        2007

Mr. Maris - Chairman of the Supervisory Board

Mr. Maris became a member of the Supervisory Board in May 2000 and has served as Chairman since June 2000. From 1990 to January 2000, Mr. Maris served as President and Chief Executive Officer of ASM Lithography N.V., the Netherlands, a semiconductor equipment manufacturer. From 1979 to 1990, Mr. Maris was active in the IC division of Philips Electronics N.V., an electronics manufacturer. Mr. Maris also serves as a member of the Supervisory Board of Vanderlande Transport Mechanismen B.V. Furthermore, Mr. Maris serves as a member of the board of directors of Photronics Inc., FSI International Inc., and the European Asset Trust.

Mr. Polak - Member of the Supervisory Board

Mr. Polak became a member of the Supervisory Board in November 2000. From 1984 until his retirement in 2001, Mr. Polak has served in various capacities with ASM Lithography N.V., a semiconductor manufacturer, the Netherlands. From 1969 to 1984, Mr. Polak served in various capacities with Philips.

Mr. Sinninghe Damste - Member of the Supervisory Board

Mr. Sinninghe Damste became a member of the Supervisory Board in November 2000. From 1988 to his retirement in 2001, Mr. Sinninghe Damste served as a member of the Board of Management of Hollandsche Beton Groep N.V., a multi-sector construction company. From 1968 to 1988, Mr. Sinninghe Damste served in various capacities with Royal Dutch/Shell Group of Companies, which operates in the oil and natural gas industry. Mr. Sinninghe Damste also serves as Chairman of the Supervisory Board of Holland Institute of Traffic Technology N.V. and as a member of the Supervisory Boards of Vedior N.V. and NKI \ AvL.

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

BOARD OF MANAGEMENT AND OTHER KEY MEMBERS OF MANAGEMENT

The members of the Board of Management and the other key members of management as of December 31, 2005 are as follows:

Board of Management

Name              Age                  Title                   Term Expires
----------------  ---  --------------------------------------  -------------
R.W. Blickman     51   President and Chief Executive Officer,  N/a (1)
                       Chairman of the Board of Management

J.A. Wunderl      54   Member of the Board of Management,      October 2007
                       Managing Director of Laurier

H. Rutterschmidt  48   Member of the Board of Management,      December 2009
                       appointed as of March 24, 2005,
                       Managing Director of Datacon

Other Key Members of Management

Name                    Age                Title                    Term Expires
----------------------  ---  -------------------------------------  ------------
P.A. Govaert            49   Managing Director of Fico                N/a (1)

J.C. te Hennepe         47   Director of Finance                      N/a (1)

F.J.M. Jonckheere       46   Managing Director of Meco                N/a (1)

H.F. Menschaar          59   Director of Corporate Technology         N/a (1)

H.G.E.M. van der Sande  37   Co-Director of Finance, Secretary of     N/a (1)
                             the Company

G. A. in `t Veld        49   Managing Director of Fico Singulation    N/a (1)

(1)   There are no specified terms for these members appointed prior to March
      2004

Mr. Blickman - President, Chief Executive Officer and Chairman of the Board of Management

Mr. Blickman is President and Chief Executive Officer and Chairman of the Board of Management, positions he has held since November 1995. He also is Managing Director of the Fico subsidiary, a position he has held since February 1991, and Managing Director of the Meco subsidiary, a position he has held since November 1995. Mr. Blickman serves as Director of various Besi subsidiaries. Previously, Mr. Blickman held the position of Worldwide Sales Manager of Fico from September 1989 to February 1991. Prior to joining Fico, he served as the European Marketing and Sales Manager for Advanced Semiconductor Materials International N.V. (ASMI), a semiconductor manufacturer. Furthermore, Mr. Blickman serves as a member of the Supervisory Board of ZBG Holdings N.V. and of Ennismore Fund Management Limited.

Mr. Wunderl - Executive Member of the Board of Management and Managing Director of Laurier

Mr. Wunderl has served as Managing Director of Laurier since January 5, 2004 and was appointed a member of the Board of Management on March 25, 2004. From 2002 to 2004, Mr. Wunderl worked at Esec Switzerland, a semiconductor manufacturer, and between 1990 and 2002 he held various positions at ASMI.

Mr. Rutterschmidt - Executive Member of the Board of Management and President and Chief Executive Officer of Datacon Technology GmbH

Mr. Rutterschmidt is President and Chief Executive Officer of Datacon, a position he has held since September 1, 2005. Previously, he was Managing Director of Datacon since May 1995. Since January 2006, he is also Managing Director of Datacon Eurotec GmbH in Berlin and Datacon Hungary Kft. in Gyor/Hungary. Prior to joining Datacon, he served as Sales and Marketing Manager of F+K Delvotec, Munich. Furthermore, Mr. Rutterschmidt serves as Director of Datacon North America, Inc., and as Director of various Besi subsidiaries in Asia.

Mr. Govaert - Managing Director of Fico B.V. (formerly Fico Molding, Fico Trim & Form and Fico Tooling)

Mr. Govaert is Managing Director of Fico, a position he has held since January 2006. Previously he was Managing Director of Fico Molding, a position he has held since November 1, 2004 and Managing Director of Fico Tooling, a position he has held since May 1, 1999. Prior to joining the Fico subsidiary, Mr. Govaert served at Berkhof Heerenveen B.V. as General Manager from 1997 to 1998 and at WBM Staalservice Centrum B.V. from 1987 to 1997 as General Manager.

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

Mr. Jonckheere - Managing Director of Meco

Mr. Jonckheere is Managing Director of Meco a position he has held since October 1, 2003. Mr. Jonckheere served as Director of Operations of Meco Plating Systems and Chemicals from January 1996 to October 2003. From 1986 until joining Besi, Mr. Jonckheere served in various positions at Holec Machines and Apparaten B.V.

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

Mrs. van der Sande - Co-Director of Finance, Secretary of the Company

Mrs. van der Sande has served as Co-Director of Finance since March 2002 and acts as Secretary of the Company. From March 2000 to March 2002, Mrs. van der Sande served as our Director of Finance and from July 1996 to March 2000 as our Manager of Finance. Prior to joining Besi, Mrs. van der Sande spent nine years in public accountancy with KPMG Accountants N.V.

Mr. in 't Veld - Managing Director of Fico Singulation

Mr. in 't Veld has served as Managing Director of Fico Singulation (formerly
Meco) since November 1, 2003. Prior to joining Besi, Mr. in 't Veld served as Managing Director of Multin Technology Group from 2000 to 2003. From 1982 to 2000, Mr. in 't Veld held various positions at Delft Instruments.

The business address of each of the members of the Board of Management and of the other key members of management is our registered office.

In connection with the acquisition of Datacon, Mr. Rutterschmidt acquired a total of 444,784 ordinary shares, which shares are subject to a two year lock up arrangement (subject to certain exceptions), which expires on January 4, 2007. Mr. Rutterschmidt is one of the partners in a partnership that sold real property to a subsidiary of the Company.

B. COMPENSATION OF DIRECTORS AND OFFICERS

REMUNERATION OF THE BOARD OF MANAGEMENT

The remuneration of the members of the Board of Management is determined by the Supervisory Board, all with due observance of the remuneration policy adopted by the General Meeting of Shareholders on March 24, 2005. The Supervisory Board is required to present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

The total cash remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2003, 2004 and 2005 was as follows:

(In euros)                 Year ended December 31,
----------               ---------------------------
                          2003     2004       2005
                         -------  -------    -------
R.W. Blickman
     Salaries            295,483  301,577    357,000
     Other benefits (5)   17,154   16,270     17,553
     Bonus (6)            35,458   36,443     53,550
     Pension (7)          54,326   55,231     63,339
     Other (8)                 -  344,392          -

J. A. Wunderl (1)
     Salaries                  -  147,952    241,935
     Other benefits (5)        -    9,594     16,682
     Bonus (6)                 -   34,621     36,290
     Pension (7)               -   48,085(9)  48,387

(In euros, except as specified otherwise)   Year ended December 31,
-----------------------------------------  -------------------------
                                             2003     2004     2005
                                           -------  -------  -------
H. Rutterschmidt (2)
     Salaries                                    -        -  274,615
     Other benefits (5)                          -        -   11,202
     Bonus (6)                                   -        -   32,954
     Pension (7)                                 -        -   60,181

G. Zeindl (3)
     Salaries                                    -        -  154,700
     Other benefits (5)                          -        -    7,465
     Pension (7)                                 -        -   45,215

M.A.H. Wartenbergh (4)
     Salaries                              114,479  155,835        -
     Other benefits (5)                      9,740   13,215        -
     Bonus                                  13,755        -        -
     Pension (7)                            14,329   19,499        -
     Severance payment                           -  395,000        -

J.W. Rischke
     Other (8)                                   -   40,884        -

(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 to December 31, 2005. Salary amounts are translated from U.S. dollars into euro using the average exchange rate of U.S. $ 1.2478 = (euro) 1.00 for the year ended December 31, 2004 and U.S. $ 1.2400 = (euro) 1.00 for the year ended December 31, 2005.

(2) Member of the Board of Management from March 24, 2005, remuneration relates to the period from March 24, 2005 to December 31, 2005.

(3) Member of the Board of Management from March 24, 2005; remuneration relates to the period from March 24, 2005 until his exit on September 1, 2005.

(4) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit on January 1, 2005.

(5) Other benefits include expense compensation, medical insurance and premiums social securities.

(6) This amount represents a bonus earned over the applicable year, which will be payable in the first quarter of the following year.

(7) The pension arrangements for members of the Board of Management are defined contribution plans. The Company does not have further pension obligations beyond an annual contribution.

(8) This amount was paid as part of a settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that we should compensate for dilution that arose as a result of our secondary share offering in 2000.

(9) This amount relates to services rendered in 2004, but was agreed upon and paid in 2005.

A portion of the compensation of the Board of Management is performance related.

REMUNERATION OF THE SUPERVISORY BOARD

The aggregate remuneration paid to current members of the Supervisory Board was
(euro) 93,000 in 2005. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total cash remuneration of the individual members of the Supervisory Board for the years ended December 31, 2003, 2004 and 2005 was as follows:

(In euros)                     Year ended December 31,
----------           ----------------------------------------
                          2003        2004           2005
                         Total        Total          Cash
                     remuneration  remuneration  remuneration
                     ------------  ------------  ------------
W. D. Maris              15,882       23,038        26,000
E. B. Polak              15,882       19,206        20,000
D. Sinninghe Damste      15,882       26,038        26,000
T. de Waard              15,882       19,206        21,000

In 2003 and 2004, part of the cash compensation, not exceeding 50%, paid to Supervisory Board members has been replaced by the granting of options to purchase ordinary shares to three Supervisory Board members. The fair value of the option awards to Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration to Supervisory Board members after the grant of said options did not change compared to the remuneration approved by the General Meeting of Shareholders.

At the General Meeting of Shareholders of March 24, 2005, the remuneration for Supervisory Board members changed as follows:

(i) cash base pay for the chairman of the Supervisory Board and the chairman of the Audit Committee of (euro) 20,000 (in euros) per annum and for the other members of (euro) 15,000 (in euros) per annum;

(ii) cash payment of (euro) 1,000 for each board or committee per meeting attended; and

(iii) a grant of 4,000 ordinary shares per annum.

Supervisory Board members will no longer have the option to receive ordinary shares in lieu of a portion of their cash compensation.

ORDINARY SHARES, OPTIONS AND PSA UNITS HELD BY MEMBERS OF THE BOARD OF
MANAGEMENT

The aggregate number of ordinary shares, the aggregate number of options to purchase ordinary shares and the aggregate number of PSA units owned by the current members of the Board of Management as of December 31, 2005 are as follows:

Ordinary Shares

                                       Number of
                                        shares
                                       ---------
R.W. Blickman                           270,485

H. Rutterschmidt                        444,784

                                        -------
Total                                   715,269
                                        =======

Options

                                                                              Number of
                                             Expiration     Exercise price     options
                           Year of grant        date           in euros      outstanding
                           -------------     ----------     ---------------  -----------
R.W. Blickman                  1999             2010             4.35            8,500
                               2000             2011            17.90           20,000
                               2000             2011             9.80          142,000
                               2001             2007             9.55           40,000
                               2002             2008             8.94           36,000
                               2003             2009             3.22           35,042
                               2004             2010             5.95           15,000
                                                                               -------
                                                                               296,542

J.A. Wunderl                   2003             2009             5.20            8,000
                               2004             2010             5.95            5,500
                                                                               -------
Total                                                                           13,500

                                                                               -------
                                                                               310,042

PSA Units

                                            Number of         Number of
                                             Annual          Conditional
                                           Performance       Performance
                                           Stock Award       Stock Award
                                              Units             Units
                         Year of grant     outstanding     outstanding (1)
                         -------------     -----------     ---------------
R.W. Blickman                 2005            5,000           10,000
J.A. Wunderl                  2005            3,500            7,000

                                              -----           ------
Total                                         8,500           17,000
                                              =====           ======

(1) The number of shares that will be granted and/or will vest in any given year will depend on whether the individual achieves defined goals.

At December 31, 2005, there were (euro) 287,000 of loans outstanding relating to the stock options granted to the members of the Board of Management. The principal amount and other loan conditions have not changed since the inception of the loan agreements in 1999 and 2000.

OPTIONS AND PSA UNITS HELD BY MEMBERS OF THE SUPERVISORY BOARD

The aggregate number of options to purchase ordinary shares and the average number of PSA units held by the current members of the Supervisory Board as of December 31, 2005 are as follows:

Options

                                                                                          Number of
                                                        Expiration     Exercise price      options
                                      Year of grant        date           in euros       outstanding
                                      -------------     ----------     --------------    -----------
E.B. Polak                                2002             2008             8.94            1,322
                                          2003             2009             3.22            3,667
                                          2004             2010             5.95            1,937
                                                                                           ------
                                                                                            6,926

D. Sinninghe Damste                       2002             2008             8.94            1,322
                                          2003             2009             3.22            3,667
                                          2004             2010             5.95            2,629
                                                                                           ------
                                                                                            7,618

T. de Waard                               2002             2008             8.94            1,322
                                          2003             2009             3.22            3,667
                                          2004             2010             5.95            1,937
                                                                                           ------
                                                                                            6,926

                                                                                           ------
Total                                                                                      21,470
                                                                                           ======

PSA Units

                                                       Number of Annual
                                                      Performance Stock
                                                         Award Units
                               Year of grant             outstanding
                               -------------          -----------------
W.D. Maris                         2005                      4,000
E.B. Polak                         2005                      4,000
D. Sinninghe Damste                2005                      4,000
T. de Waard                        2005                      4,000

                                                            ------
Total                                                       16,000
                                                            ======

OPTIONS HELD BY FORMER MEMBERS OF THE BOARD OF MANAGEMENT

The aggregate number of options to purchase ordinary shares held by a former member of the Board of Management as of December 31, 2005 are as follows:

                                                                   Exercise            Number of
                                                    Expiration       price              options
                                 Year of grant         date        in euros           outstanding
                                 -------------      ----------     --------           -----------
J.W. Rischke                          1999             2010           4.35                8,500
                                      2000             2011          17.90               16,000
                                      2001             2007           9.55               32,000
                                      2002             2008           8.94               23,000
                                      2003             2009           3.22               13,221

                                                                                         ------
Total                                                                                    92,721
                                                                                         ======

At December 31, 2005, there were (euro) 78,000 of loans outstanding relating to the stock options granted to the former members of the Board of Management. The principal amount and other loan conditions have not changed since the inception of the loan agreement in 1999.

C. BOARD PRACTICES

BOARD PRACTICES

We acknowledge the importance of good corporate governance, including elements such as transparency, independence and accountability. We continuously review corporate governance developments in the jurisdictions in which we operate.

We pursue a policy of active communication with our shareholders through the active participation of our shareholders at the General Meeting of Shareholders and the publication of our annual and quarterly results. Our corporate governance structure is intended to:

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

MANAGEMENT STRUCTURE

We have a two-tier board structure consisting of a Board of Management, which manages our day to day operations, and a Supervisory Board which is responsible for supervising and guiding the Board of Management. The Board of Management is currently comprised of three members and the Supervisory Board is currently comprised of four members. Our Articles of Association provide that the Board of Management as a whole, the Chairman of the Board of Management or two members of the Board of Management acting jointly, are authorized to represent Besi. In addition to the three members of the Board of Management, our management team is currently comprised of six key members of management, which do not form part of the Board of Management itself.

The Supervisory Board supervises the management policies of the Board of Management, as well as the general course of our corporate affairs and business, and provides advice to the Board of Management. The Board of Management must keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain matters to the Supervisory Board for its prior approval. In performing its duties, the Supervisory Board is required to act in the interests of Besi's business as a whole. The members of the Supervisory Board are not authorized to represent Besi. All of the members of the Supervisory Board are independent as defined under the rules of the Nasdaq Stock Market Inc., the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and as defined in article
II.2.3 of the Besi Corporate Governance Code (the "Besi Code"), which is in compliance with the Dutch Corporate Governance Code.

The Besi Code and the Regulations Supervisory Board establish guidelines for the Supervisory Board in the exercise of its duties and responsibilities. The Besi Code and the Regulations Supervisory Board are designed to ensure that Besi is operated and managed in a manner consistent with our best interests and the best interests of our shareholders. The Besi Code and the Regulations Supervisory Board specifically provide that:

- the role of the Supervisory Board is to supervise the policies of the Board of Management and the general affairs of Besi;

- members of the Supervisory Board, if they consider it necessary, may have full and free access to Besi management and, as necessary and appropriate, independent advisors; and

- at least annually the Supervisory Board and its committees will conduct a self-evaluation.

The Supervisory Board met seven times during 2005. Topics of the meetings included, among other items:

-     our general strategy;

-     our financial performance;

- approval of filings with the United States Securities and Exchange Commission, or the SEC, and Euronext Amsterdam;

-     the performance and internal division of tasks of the Board of Management;

-     potential strategic alliances and acquisitions;

-     the general risks associated with our operations; and

-     the Supervisory Board's own performance.

In 2005, the Supervisory Board conducted a self-evaluation of the functioning of the Supervisory Board as a whole and the performance of individual members and discussed the functioning of the Board of Management as a whole and the performance of the individual members of the Board of Management. Members of the Board of Management were not present at this meeting.

The Chairman of the Supervisory Board and the members of the Board of Management of the Company met on a regular basis during the year.

Members of the Board of Management are appointed by the Supervisory Board and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board or, if applicable, until the end of the agreed term, unless the relevant member is re-appointed. If a member of the Board of Management is to be dismissed, the General Meeting of Shareholders must be consulted on the intended dismissal.

Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured under the Company's Directors and Officers Insurance Policy. Although the insurance policy provides for broad coverage, our directors and officers may incur uninsured liabilities. The Company has agreed to indemnify members of its Board of Management and Supervisory Board against certain claims brought against them in connection with such positions with the Company, provided that such individuals acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceedings, such individuals had no reasonable cause to believe their conduct was unlawful.

The Supervisory Board has established three committees, the Audit Committee, the Remuneration Committee and the Selection, Appointment and Governance Committee. The Remuneration Committee, Audit Committee and Selection, Appointment and Governance Committee operate under charters that have been approved by the Supervisory Board. Members of these committees are appointed from the Supervisory Board members.

AUDIT COMMITTEE

In view of the limited number of members of the full Supervisory Board, the Supervisory Board serves as the Audit Committee. All members of the Audit Committee are independent members. The Chairman of the Audit Committee is Mr. Sinninghe Damste. The Audit Committee fulfills its responsibilities by carrying out the activities enumerated in its charter including:

- the committee assists the Supervisory Board in fulfilling its oversight responsibilities by reviewing:

      -     the operation of internal risk management and control systems;

      - the Company's systems of internal controls regarding finance, accounting and compliance;

      - the Company's auditing, accounting and financial reporting processes generally;

- the committee is directly responsible for the oversight of the Company's independent auditor and has primary authority and responsibility for their selection (subject to appointment by the Annual General Meeting of Shareholders), termination and compensation (the independent auditor reports directly to the Audit Committee and the committee is responsible for the resolution of any disagreements between management and the independent auditor regarding financial reporting);

- the committee approves all audit fees and terms and all non-audit services provided by the independent auditor, and considers whether the auditor is independent;

- the committee monitors the Company's financial reporting process and internal control systems; and

- the committee has established and maintains procedures for (i) the receipt, retention and treatment of complaints and (ii) the anonymous submission of confidential concerns by employees regarding accounting matters.

In 2005, the Audit Committee met five times to discuss the scope and results of audits and reviews by the Company's independent external auditor, KPMG, of the Company's internal accounting control policies and procedures, and to review the relevant periodic filings with the SEC and Euronext Amsterdam. The Company's independent external auditor attended all meetings of the Audit Committee. Furthermore, the Audit Committee separately met with KPMG outside the presence of management. Frequent contact took place between the Chairman of the Audit Committee and members of the Company's management. During 2005, the Audit Committee reviewed the Company's internal control over financial reporting, critical accounting policies, new accounting pronouncements, the development of the international financial reporting standards (`IFRS') and the convergence between IFRS and U.S. GAAP.

The Audit Committee followed the adoption of the Sarbanes-Oxley Act of 2002 and the development of the rules promulgated by the SEC implementing the provisions of the Sarbanes-Oxley Act of 2002, and the listing requirements and marketplace rules of the Nasdaq National Market. The Audit Committee periodically discusses and reviews the implementation of the Sarbanes-Oxley Act.

In 2004, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as the Company's auditor for the fiscal year ending December 31, 2005. This proposal was adopted by the shareholders at the Annual General Meeting of Shareholders held on March 24, 2005. In 2005, in compliance with the Dutch

Corporate Governance Code, the Audit Committee invited a number of audit firms to participate in the tender for the Company's audit services for the fiscal years 2006-2008. This procedure has been completed, and the Audit Committee has recommended to the Supervisory Board that Ernst & Young be appointed as the Company's auditors for the fiscal years 2006-2008. This proposal will be presented to the shareholders at the Annual General Meeting of Shareholders to be held on March 22, 2006.

The Supervisory Board has determined that Mr. D. Sinninghe Damste qualifies as an Audit Committee Financial Expert. In determining whether members of the Audit Committee qualify as financial experts within the meaning of SEC regulations and the Nasdaq National Market listing standards, the Supervisory Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with other reporting companies. Furthermore, the Supervisory Board determined that all members of the Audit Committee are financially literate.

REMUNERATION COMMITTEE

The Remuneration Committee consists of all Supervisory Board members. The Chairman of the Remuneration Committee is Mr. T. de Waard. In 2004, the Supervisory Board adopted the Regulations Remuneration Committee. The Remuneration Committee responsibilities include:

- annually reviewing and proposing the corporate goals and objectives relevant to the compensation of senior management;

-     overseeing the equity incentive plans; and

- determining the compensation of the members of the Board of Management and reviewing and approving, or make recommendations to the Supervisory Board, with respect to the compensation of the other executive officers.

The Remuneration Committee met once in 2005 and discussed the remuneration of the members of the Board of Management.

The Remuneration Committee consists of Mr. T. de Waard, Chairman of the Remuneration Committee, Mr. W.D. Maris, Mr. E. Polak and Mr. D. Sinninghe Damste.

SELECTION, APPOINTMENT AND GOVERNANCE COMMITTEE

The Selection, Appointment and Governance Committee consists of all Supervisory Board members. The Chairman of the Selection, Appointment and Governance Committee is Mr. E.B. Polak. In 2004, the Supervisory Board adopted the Regulations Selection, Appointment and Governance Committee. The Selection, Appointment and Governance Committee has responsibility for:

- establishing selection criteria and appointment procedures for Supervisory Board members and Board of Management members;

- periodically assessing the size and composition of the Supervisory Board and the Board of Management, and making a proposal for a composition profile of the Supervisory Board;

- periodically assessing the functioning of individual Supervisory Board members and Board of Management members, and reporting on this to the Supervisory Board;

- making proposals for appointments and re-appointments to the Supervisory Board and Board of Management; and

- supervising the policy of the Board of Management on the selection criteria and appointment procedures for senior management.

In 2005, the Selection, Appointment and Governance Committee met once.

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

During 2005, the Disclosure Committee met once.

EXEMPTIONS FROM CERTAIN NASDAQ NATIONAL MARKET CORPORATE GOVERNANCE RULES

The Nasdaq National Market corporate governance rules provide that Nasdaq National Market may provide exemptions from the Nasdaq National Market corporate governance standards to a foreign issuer when (i) those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or (ii) contrary to generally accepted business practices in the issuer's country of domicile. Besi has received from Nasdaq National Market's exemptions from the following rules:

- Besi is exempt from the Nasdaq National Market's quorum requirements applicable to meetings of ordinary shareholders. In keeping with Dutch law and Dutch generally accepted business practice, Besi's Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders; and

- Besi is exempt from the Nasdaq National Market's requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We do not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

D. EMPLOYEES

NUMBERS OF EMPLOYEES

The following table indicates the composition of our workforce (full time equivalents) by geography as of December 31:

                           2003              2004             2005
                           ----              ----             -----
Europe                      464               477               688
Asia Pacific                233               254               320
United States                49                67                79
                            ---               ---             -----
Total                       746               798             1,087
                            ===               ===             =====

The following table indicates the composition of our workforce (full time equivalents) by role as of December 31:

                                                   2003              2004             2005
                                                   ----              ----             -----
Manufacturing                                       459               484               574
Sales, Marketing and Customer Service               114               128               216
Research and Development                             90               103               189
General and Administrative                           83                83               108
                                                    ---               ---             -----
Total                                               746               798             1,087
                                                    ===               ===             =====

RESTRUCTURING

In December 2004, as part of our plan to address the downturn in the semiconductor industry and to reduce our cost structure through the transfer of certain production activities from high cost geographies to low cost manufacturing regions, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of then total fixed headcount worldwide. In addition, we announced that we would phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. Workforce reductions of 81 employees occurred during the first half of 2005. We recorded a restructuring charge of (euro) 5.6 million in the fourth quarter ending December 31, 2004 to cover the estimated costs of this workforce reduction.

In May 2005, we announced the further consolidation and integration of our Dutch Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at our Duiven facility. We recorded a restructuring charge of (euro) 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

In the fourth quarter of 2005, we terminated 14 employees at at our Datacon Eurotec subsidiary in Berlin in an effort to improve the efficiency of our die bonding operations. We recorded a restructuring charge of (euro) 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

COLLECTIVE BARGAINING ARRANGEMENTS AND WORKS COUNCIL

Approximately 98% of the employees in the Netherlands are covered by nationwide collective bargaining agreements. Datacon's employees in Austria are all covered by the nationwide collective bargaining agreement for employees and workers in the metal business. Other then as described below, none of our other workers are represented by labour unions.

Pursuant to the requirements of Dutch law, several of our subsidiaries have an employee works council. A central works council has been established at our Fico facility. In addition, Meco Equipment Engineers and Fico Singulation, formerly Meco, have a joint works council. Each works council has the right to be informed by and/or to advise management on specific matters in accordance with the Dutch Works Council Act. In addition, the Works Council Act provides that various decisions with respect to employment conditions of general application require the works council's consent. If withheld, such consent may be replaced with a judgment from the cantonal court. These works councils may make non-binding recommendations for the nominations made by the Supervisory Board to the General Meeting of Shareholders for the appointment of new Supervisory Board members. In addition, the central works council of Fico and the works council of Meco Equipment Engineers and Fico Singulation jointly have the statutory right to make binding recommendations for up to one third of the members of the Supervisory Board.

Pursuant to the requirements of Austrian law, the Datacon plant in Austria has a works council. The works council has the right to be informed by and/or to advise management on specific matters in accordance with Austrian mandatory law. In addition, Austrian law provides the requirement of the works council's consent for matters relating to controlling and disciplining the employees' performance. With regard to other issues such as introduction of administrative data processing systems and introduction of employee evaluation systems, the consent may be replaced by a judgement from the district court. Datacon does not have any other works councils.

OPTION PLANS

DESCRIPTION OF SHARE BASED COMPENSATION PLANS

In 1995, we established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). We granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, we made awards under the Incentive Plan 1995 to our executive officers and senior employees. Options granted between 1999 and 2001 are fully vested and have exercise prices that were equal to the market price of Besi's ordinary shares on the date of grant. The Incentive Plan 1995 expired in 2001.

In 2001, we established the BE Semiconductor Industries Incentive Plan 2001 - 2005 (the "Incentive Plan 2001"). We granted 700,183 options to purchase ordinary shares ("2001 Plan Shares") under the Incentive Plan 2001. Until 2004, we made awards under the Incentive Plan 2001 to our executive officers and employees. Options granted from 2002 through 2004 are fully vested and have exercise prices that were equal to the market price of Besi's ordinary shares on the date of grant. The Incentive Plan 2001 expired in 2005.

In the years 2000 through 2001, we granted stock options to all of our employees under the Incentive Plan 1995 and in the years 2001 through 2004, we granted stock options to all of our employees under the Incentive Plan 2001. These options are fully vested and have exercise prices equal to the market price of Besi's ordinary shares on the date of grant. These options receive variable accounting treatment due to cash settlement provisions. All other options granted by us to our executive officers under the Incentive Plan 1995 and 2001 receive fixed accounting treatment.

We account for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through 2004 which received fixed accounting treatment. For the stock options granted between 2001 and 2004 that receive variable accounting treatment, an amount of (euro) 7, net of tax, was recognized as compensation cost based on the market value of our ordinary shares for the year ended December 31, 2005. As of December 31, 2005, there were outstanding options to purchase an aggregate of 947,193 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of (euro) 9.82 per share. As of December 31, 2005, 174,981 options that receive variable accounting treatment were outstanding at a weighted average exercise price of (euro) 7.13 per share.

In 2005, we established the BE Semiconductor Industries Incentive Plan 2005 - 2009 (the "Incentive Plan 2005"). The total number of ordinary shares ("2005 Plan Shares") that we may issue under the Incentive Plan 2005 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2005 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. We have and we expect that we will continue, on an annual basis, to make annual and conditional performance stock awards under the Incentive Plan 2005 to Supervisory Board members, executive officers and senior employees of the Company. Receipt of annual awards in the form of rights to receive ordinary shares are based on defined targets ("Annual PSA Units"). Receipt of conditional awards in the form of rights to receive ordinary shares depends in any given year on whether the individual achieved the defined goals ("Conditional PSA Units"). One third of the performance stock awards will vest annually on each of the first, second and third anniversaries of the date of grant. For the performance stock awards granted in 2005, an amount of (euro) 75, net of tax, was recognized as compensation cost in the year ended December 31, 2005 based on the market value of Besi's ordinary shares on the date of grant.

We account for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 was applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all fixed options granted under the Besi's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. We have elected to continue to account for our stock options under the provisions of APB No. 25 and discloses the pro forma effect of SFAS No. 123. Effective January 1, 2006 we adopted SFAS No. 123(R) which requires that all share-based payments be accounted for based on their fair value.

At March 24, 2005, the Supervisory Board approved the vesting acceleration of 551,783 unvested variable and fixed options outstanding under our employee stock options plans. This action was taken to reduce the impact of compensation expense that we otherwise would be required to recognize in future consolidated statements of operations pursuant to SFAS No. 123(R), which is applicable to us beginning in the first quarter of 2006. Furthermore, the Supervisory Board extended the exercise period with respect to 316,866 out-of-the-money stock options outstanding under our employee stock option plans. (See Note 1 to our consolidated financial statements included elsewhere in this annual report on Form 20-F).

Financing of Stock Option Plans

Option plans that were issued in 1999 and 2000 contained a financing arrangement pursuant to which we financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to us on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. We accrue a liability for the respective fiscal implication of this arrangement.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

BENEFICIAL HOLDINGS OF SHAREHOLDERS AND MANAGEMENT FOR EACH PERSON OR ENTITY WHOM WE KNOW TO BENEFICIALLY OWN MORE THAN 5% OF OUR ORDINARY SHARES.

The following table shows the beneficial ownership of the Company's share capital as of December 31, 2005 for each person or entity who owns beneficially 5% or more of the Company's ordinary shares. Applicable percentage of ownership is based on 33,728,517 ordinary shares outstanding (including 992,015 ordinary shares held in treasury) as of December 31, 2005.

                                                Shares Beneficially    Percentage Beneficially
Name of Beneficial Owner(1)                           Owned                     Owned
--------------------------------------------    -------------------    -----------------------
FMR Corp. (2)                                        3,325,400                  9.9%
Schneider Capital Management Corporation (3)         2,064,870                  6.1%
Darlin N.V. (4)                                      1,703,290                  5.1%
All Supervisory Board and Executive members
 of the Board of Management as a group(5)            1,050,311                  3.1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Shares subject to options currently exercisable or exercisable within 60 days of December 31, 2005 are deemed outstanding for computing shares beneficially owned and the percentage beneficially owned by the person holding such options, but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2) Consists of shares for which Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., has investment and or voting power in its capacity as an investment adviser. The shares are held by Fidelity Low Priced Stock Fund. This information is based solely on a Schedule 13G filed with the SEC on February 14, 2006.

(3) This information is based solely on a Schedule 13G filed with the SEC on February 10, 2006.

(4) This information is based on the notification form 1996 Act Part 1 on December 8, 2005.

(5) Includes 310,042 ordinary shares issuable upon the exercise of outstanding options and 25,000 ordinary shares subject to annual and conditional performance stock awards. Mr. Rutterschmidt owns more than one percent of our outstanding share capital.

The shareholders referenced in the preceding table have the same voting rights as the other Besi shareholders.

1996 ACT ON THE DISCLOSURE OF HOLDING IN LISTED COMPANIES

On 15 July 1996, Berliner Elektro Holding Aktiengesellschaft notified the Netherlands Authority for the Financial Market, or AFM, of its capital interest of 58.67% in the Company's share capital pursuant to the 1996 Act on the Disclosure of Holding in Listed Companies, which filing still appears in the public register maintained by the AFM, for these purposes. At the General Meeting of Shareholders held on March 24, 2005, Berliner Elektro Aktiengesellschaft (presently named: AdCapital AG), deposited an aggregate number of 1,654,080 ordinary shares, which leads us to believe that the information presented in the public register with the AFM does not reflect the actual holdings of Ad Capital AG.

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

ITEM 8: FINANCIAL INFORMATION

See "Item 18: Financial Statements" and pages F-1 through F-38.

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

PREFERENCE SHARES

Each year, the Board of Management, subject to approval of the Supervisory Board, shall determine which part of the profit, the positive balance of the profit and loss account, if any, shall be reserved. From the profit remaining after reservation, a dividend shall be distributed on the preference shares equal to the average EURIBOR rate plus two hundred basic points calculated over the amounts paid on such shares, the average being taken over the number of days this rate applied over the financial year concerned. Currently, there are no preference shares outstanding.

ITEM 9: THE OFFER AND LISTING

Our ordinary shares are currently listed on the following exchanges:

LOCATION                 TRADING EXCHANGE       SYMBOL
------------------    ----------------------    ------
United States         Nasdaq National Market     BESI
The Netherlands       Euronext                   BESI

We have been informed by the Bank of New York, our transfer agent in the United States, that there were 5,899,376 New York Shares held by 9 record holders as of December 31, 2005. The following table sets forth the high and low closing sale prices on Nasdaq National Market and Euronext Amsterdam for our ordinary shares for our five most recent fiscal years.

                                 UNITED STATES          THE NETHERLANDS
                               -----------------   --------------------------
                                HIGH       LOW         HIGH          LOW
                               -------   -------   ------------   -----------
YEAR ENDED DECEMBER 31, 2005
    First Quarter              $  6.00   $  5.11   (euro)  4.59   (euro) 3.95
    Second Quarter             $  5.55   $  4.80   (euro)  4.23   (euro) 3.81
    Third Quarter              $  5.03   $  4.12   (euro)  4.14   (euro) 3.51
    Fourth Quarter             $  5.32   $  4.34   (euro)  4.41   (euro) 3.65
YEAR ENDED DECEMBER 31, 2004
    First Quarter              $  8.99   $  6.95   (euro)  7.19   (euro) 5.55
    Second Quarter             $  7.44   $  5.42   (euro)  6.18   (euro) 4.50
    Third Quarter              $  6.08   $  4.67   (euro)  5.04   (euro) 3.90
    Fourth Quarter             $  5.88   $  4.65   (euro)  4.35   (euro) 3.65
YEAR ENDED DECEMBER 31, 2003
    First Quarter              $  4.65   $  3.13   (euro)  4.48   (euro) 3.15
    Second Quarter             $  6.31   $  3.33   (euro)  5.30   (euro) 3.18
    Third Quarter              $  7.63   $  5.25   (euro)  6.92   (euro) 4.50
    Fourth Quarter             $  8.50   $  5.85   (euro)  6.72   (euro) 5.10
YEAR ENDED DECEMBER 31, 2002   $  9.70   $  3.35   (euro) 10.40   (euro) 3.70
YEAR ENDED DECEMBER 31, 2001   $ 11.63   $  4.40   (euro) 12.50   (euro) 5.00

The following table sets forth the high and low closing sale prices on Nasdaq National Market and Euronext Amsterdam for our ordinary shares for the six most recent months.

                  UNITED STATES         THE NETHERLANDS
                 ---------------    -------------------------
                  HIGH     LOW         HIGH          LOW
                 -----    ------    -----------   -----------
February 2006    $5.45    $ 4.96    (euro) 4.59   (euro) 4.19
January 2006     $5.39    $ 4.78    (euro) 4.50   (euro) 4.09
December 2005    $5.32    $ 4.66    (euro) 4.41   (euro) 4.09
November 2005    $4.89    $ 4.47    (euro) 4.14   (euro) 3.85
October 2005     $4.72    $ 4.34    (euro) 3.92   (euro) 3.65
September 2005   $4.75    $ 4.12    (euro) 3.78   (euro) 3.51

On March 3, 2006, the closing sales price per share on the Nasdaq National Market was $ 5.32 and the closing sales price per share on Euronext Amsterdam Stock Exchange was (euro) 4.47.

ITEM 10: ADDITIONAL INFORMATION

This section contains a summary of material information relating to our share capital, including summaries of certain material provisions of the Articles of Association and applicable Dutch law in effect on the date hereof, as well as relevant proposed legislation and regulation. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Association. The full text of the Articles of Association is available in Dutch and English at our principal office and at our website www.besi.com. We are not including the information contained at www.besi.com, or at any other Internet address as part of, or incorporating by reference, into this Annual Report on Form 20-F.

GENERAL

BE Semiconductor Industries N.V. was incorporated on May 9, 1995 as a Dutch public company with limited liability and is governed by Dutch law. Besi has its corporate seat in Amsterdam, the Netherlands, with its head office in Drunen, the Netherlands, and is registered under number 09092395 with the Trade Register at the Chamber of Commerce and Industry of Oost-Brabant, the Netherlands. The ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and in the form of New York Shares on the Nasdaq National Market (symbol: BESI). We are subject to the Large Company Rules. A number of provisions of the Articles of Association are subject to recent amendments to the Large Company Rules.

ARTICLES OF ASSOCIATION

The material provisions of the Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to the Articles of Association which is available free of charge at our website (www.besi.com) under the heading "Corporate Governance". The Articles of Association were last amended by a notarial deed executed on February 17, 2006 before Mr. H.B.H. Kraak, civil law notary, practicing in Amsterdam.

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

SHARE CAPITAL

As at March 3, 2006, the authorized share capital amounts to (euro) 100,100,000, divided into 55,000,000 ordinary shares with a nominal value of (euro) 0.91 each, and 55,000,000 preference shares with a nominal value of (euro) 0.91 each. The ordinary shares may be in bearer or registered form. As at March 3, 2006, a total of 33,728,517 ordinary shares were outstanding (including 992,015 ordinary shares held by Besi in treasury) and there were no preference shares outstanding.

In January 2005, Besi issued (euro) 46 million principal aggregate amount of convertible notes due 2012, referred to as the Notes. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28 of each year. The Notes convert into ordinary shares at a conversion price of (euro) 5.1250. The Notes are scheduled to be repaid at maturity in 2012 at a price equal to 100% of their principal amount plus accrued and unpaid interest. If not converted on the date beginning four years from the issue date, we may redeem the outstanding Notes at their par value provided that on the date of conversion the market value of our ordinary shares exceeds 130% of the then effective conversion price.

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

Currently, the General Meeting of Shareholders has delegated to the Board of Management subject to the prior approval of the Supervisory Board, until May 14, 2007 the authority to issue ordinary shares up to a maximum of 20% of the ordinary shares included in the authorized capital.

Shareholders have a pro rata pre-emptive right of subscription to any ordinary share issued for cash, which right may be limited or excluded. Shareholders have no pro rata pre-emptive subscription right with respect to any ordinary shares issued for a contribution other than cash, with respect to any issuance of preference shares or in the case of ordinary shares issued to employees. On the basis of a designation by the General Meeting of Shareholders, the Board of Management has the power, subject to approval of the Supervisory Board, to limit or exclude shareholder pre-emptive rights through May 14, 2007. The designation may be renewed for a maximum period of five years. In the absence of such designation, the General Meeting of Shareholders has the power to limit or exclude such preemptive rights. The Board of Management, with the Supervisory Board's approval, excluded pre-emptive rights for all ordinary shares issued during the fiscal year ended December 31, 2005.

The foregoing provisions apply mutatis mutandis to the issuance of rights to subscribe for ordinary shares.

PREFERENCE SHARES

The provisions for the issuance of preference shares are similar to the provisions for the issuance of ordinary shares described above. However, if an issuance of preference shares would result in an outstanding amount of preference shares exceeding 100% of the outstanding ordinary shares and the issuance is effected pursuant to a resolution other than the General Meeting of Shareholders, such as the Board of Management, the issuance will require prior approval of the General Meeting of Shareholders.

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

Under the terms of an agreement entered into in April 2002 between Besi and the Foundation, the Foundation has been granted a call option, pursuant to which it may purchase a number of preference shares up to a maximum of the total number of outstanding ordinary shares. Until the call option is exercised by the Foundation, it can be revoked by Besi, with immediate effect. Under the terms of a separate agreement entered into in April 2002, Besi may force the Foundation to exercise its call option right if it has been announced (or may be expected) that an unsolicited take-over bid will be made with respect to the ordinary shares, or if (in the opinion of the Board of Management), a single shareholder (or group of shareholders) holds a substantial number of the ordinary shares. The aim of the preference shares is to provide a protective measure against unsolicited take-over bids.

REPURCHASE AND CANCELLATION OF SHARES

Besi may repurchase any class of shares in its own capital subject to certain provisions of Dutch law and the Articles of Association, if (a) shareholders' equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called part of the issued share capital and any reserves required by Dutch law or the Articles of Association and (b) Besi and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Besi's issued share capital. Shares held by Besi or any of its subsidiaries will have no voting rights and Besi does not receive dividends on shares it holds in its own capital. Any such purchases are subject to the approval of the Supervisory Board and may only take place if the General Meeting of Shareholders has granted to the Board of Management the authority to effect such repurchases, which authorization may apply for a maximum period of 18 months. The Board of Management was authorized to repurchase, within the limits set out in the Articles of Association, up to the maximum number of shares that it is allowed to acquire at such time pursuant to the provisions of Section 98(2) of Book 2 of the Netherlands Civil Code through September 24, 2007. Upon a proposal of the Board of Management and approval of the Supervisory Board, the General Meeting of Shareholders shall have the power to decide to cancel shares acquired by Besi or to reduce the nominal value of the ordinary shares. Any such proposal is subject to the relevant provisions of Dutch law and the Besi Articles of Association with respect to reduction of share capital.

DIVIDENDS

Dividends may be paid out of annual profits shown in the annual accounts, which -- under the Large Company Rules presently in effect and described below -- must be adopted by the General Meeting of Shareholders. At its discretion, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the annual accounts have been adopted by the General Meeting of Shareholders. The Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of the profits should be retained and not be made available for distribution to the shareholders. Those profits that are not retained shall be distributed to holders of ordinary shares pursuant to a shareholders' resolution, subject to preferred returns payable with respect to outstanding preference shares, if any, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Dutch law. Existing reserves that are available for distribution under Dutch law may be distributed upon a shareholders' resolution, proposed by the Board of Management, which proposal is subject to the prior approval by the Supervisory Board. With respect to cash dividends and distributions, the rights to such dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

VOTING RIGHTS

Every outstanding share (whether ordinary share or preference share) will carry the right to cast one vote. Resolutions at the General Meeting of Shareholders require the approval of an absolute majority of votes validly cast at the meeting, unless otherwise required by Dutch law or the Articles of Association.

SUPERVISORY BOARD

Under Dutch law and the Besi Articles of Association, the management of Besi is entrusted to the Board of Management under the supervision of the Supervisory Board. Pursuant to the laws of the Netherlands, members of the Supervisory Board cannot at the same time be a member of the Board of Management of the same company. The primary responsibility of the Supervisory Board is to supervise the policies pursued by the Board of Management and the general course of affairs of Besi and its business. In fulfilling their duties, the members of the Supervisory Board are required to act in the best interests of Besi and its business.

The Dutch Civil Code mandates that the Board of Management provide the Supervisory Board in a timely manner with such information as the latter would require to fulfill its tasks. The Board of Management must inform the Supervisory Board at least once every year, in writing, of the broad outlines of Besi's strategic policy, the general and financial risks connected to the operation of Besi's business, as well as of Besi's management and control system.

Pursuant to the Articles of Association, the Supervisory Board consists of three or more members, to be determined by the Supervisory Board itself. Non-binding recommendations for appointment to the Supervisory Board may be made by the General Meeting of Shareholders and the works councils of Besi's subsidiaries. In addition, the central works council of Fico and the works council of Meco Plating and Fico Singulation jointly have the right to make binding recommendations for up to one third of the members of the Supervisory Board. The Supervisory Board must adopt such recommendation, except in certain limited circumstances. The Supervisory Board members are to be appointed by the General Meeting of Shareholders upon a nomination prepared by the Supervisory Board.

Proposals to appoint, or re-appoint, members of the Supervisory Board must be reasoned. In case of re-appointment, consideration must be given by the Supervisory Board members to the manner in which the member under consideration for re-appointment has fulfilled his/her tasks as a member of the Supervisory Board in the past.

The Articles of Association provide that a member of the Supervisory Board shall resign no later than on the day the first General Meeting of Shareholders is held after the fourth anniversary of his or her appointment. For details on the period of service for the individual members of the Supervisory Board, see "Management and Employees".

The remuneration of the Supervisory Board is established by shareholders pursuant to a vote take at the General Meeting of Shareholders.

BOARD OF MANAGEMENT

The Supervisory Board appoints members of the Board of Management. The Supervisory Board must notify the shareholders of intended appointments to the Board of Management.

The management of Besi is entrusted to the Board of Management under the supervision of the Supervisory Board. The Articles of Association provide that the Board of Management may establish further rules and regulations with respect to its procedures and internal organization. These rules require the prior approval of the Supervisory Board. In addition, the Articles of Association provide that certain resolutions of the Board of Management require prior approval of the Supervisory Board, such as resolutions relating to the issuance of debt instruments.

The Board of Management consists of such number of members as may be determined and as appointed by the Supervisory Board. The Supervisory Board has the power to suspend or dismiss members of the Board of Management, provided that the Supervisory Board will be required to consult the General Meeting of Shareholders on the intended dismissal.

The compensation and other terms and conditions of employment of the members of the Board of Management are determined by the Supervisory Board. Besi has a policy relating to the remuneration of the members of the Board of Management. This policy is determined by a vote of the shareholders at the General Meeting of Shareholders. The Supervisory Board shall present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the shareholders at the General Meeting of Shareholders for adoption.

INDEMNIFICATION OF MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD AND OTHER OFFICERS OF BESI

Subject to certain restrictions, Besi indemnifies any person who, on account of being a member (or former member) of the Supervisory Board, a member (or former member) of the Board of Management or an official (or former official) entitled to represent Besi, or who at Besi's request acts or acted as a member of the Supervisory Board, a member of the Board of Management or an officer of another company or business, whether or not having legal personality, is or was involved as a party or threatens to become a party in a threatened, pending or completed action or proceedings (other than an action by or in the right of Besi) for all costs incurred by such person in connection with proceedings or actions.

In addition, subject to certain restrictions, Besi indemnifies any person who was a party or is threatened to be made a party to any threatened, pending or completed action or proceedings by or in the right of Besi to procure a judgment in its favour, by reason of the fact that he is or was a member of the Supervisory Board, member (or former member) of the Board of Management, official or agent of Besi, or is or was serving at the request of Besi as member of the Supervisory Board, member of the Board of Management or officer of another company or business, whether or not having legal personality, for all costs incurred by him in connection with the defense or settlement of such action or proceeding. The indemnification set out above is in addition to other rights which the indemnified person could be entitled to. To cover any liability, Besi is authorized to conclude and maintain insurance on behalf of all indemnified persons.

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

Besi is required to obtain the consent of the shareholders at the General Meeting of Shareholders of Board of Management with respect to decisions concerning an important change in the identity or character of Besi, including:

- the transfer of all, or the major part, of a company's business to a third party;

- entering into, or terminating any material agreements or business relationship between Besi, or a subsidiary, and a third party, if such agreement or termination, has a material impact on Besi's operations; and

- acquiring or divesting an interest in another enterprise, with a value equal to at least one third of the amount of the total assets reflected in Besi's (consolidated) annual accounts.

Lack of approval by the General Meeting of Shareholders does not affect the authority of the Board of Management to represent Besi vis-a-vis third parties and therefore has no external effect. This policy of the Board of Management is subject to review by the appropriate court.

Shareholders and holders of New York Shares representing at least 1% of the issued capital of Besi have the right to request the inclusion of (additional) items on the agenda of the General Meeting of Shareholders. In case of listed companies like Besi, shareholders or holders of New York Shares representing an aggregate value of at least fifty million euro also have the right to request that the Board of Management refuse to put an item on the agenda for the General Meeting of Shareholders only if this would prejudice vital interests of Besi. Such request must be made sixty (60) days prior to a General Meeting of Shareholders. Under Dutch law, general meetings of shareholders may be called by giving at least fifteen (15) days notice. If a proposal is received after the sixty (60) day deadline, but more than fifteen (15) days prior to the General Meeting of Shareholders, Besi may, but is not under an obligation to, decide to put the item on the agenda for the General Meeting of Shareholders. If the proposal is received after deadline and the items are not put on the agenda for the General Meeting of Shareholders, they must be addressed at the subsequent General Meeting of Shareholders.

AMENDMENT OF ARTICLES OF ASSOCIATION AND WINDING UP

A resolution of the General Meeting of Shareholders to amend the Articles of Association or to dissolve Besi may only be taken at the proposal of the Board of Management, which proposal shall require the approval of the Supervisory Board. A resolution to dissolve Besi must be approved by at least a three-fourths majority of the votes cast by the shareholders on such matter.

ADOPTION OF ANNUAL ACCOUNTS

The annual accounts (i.e. the balance sheet, the profit and loss account and the explanatory notes to these accounts), together with a certificate of the auditors, will be submitted to the General Meeting of Shareholders for adoption. Following adoption of the annual accounts by the General Meeting of Shareholders, a resolution is submitted to the General Meeting of Shareholders to discharge the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year.

LIQUIDATION RIGHTS

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the holders of the preference shares to the extent of the amount paid on the preference shares and the remaining balance shall be distributed to holders of the ordinary shares in proportion to their nominal possession of such shares.

OBLIGATIONS OF SHAREHOLDERS TO DISCLOSE MAJOR HOLDINGS

Holdings of shares or rights to acquire shares may be subject to notification obligations under the 1996 Act on the Disclosure of Holdings in Listed Companies, or the Disclosure Act, and the Dutch Act on the Supervision of the Securities Trade 1995, or the Dutch Securities Act. The following description summarizes these obligations. Holders of shares or rights to acquire shares are advised to consult with their own legal advisors to determine whether the notification obligations apply to them.

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

Under the Disclosure Act, each member of the Board of Management and Supervisory Board must, without delay, notify both the AFM and Besi of any changes in his interest or potential interest in Besi's capital or voting rights.

The AFM will publish all disclosures by means of an advertisement in a newspaper distributed throughout the Netherlands as well as on its public website (www.afm.nl).

Non-compliance with the notification obligations under the Disclosure Act can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with the notification obligations under the Disclosure Act may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to Besi's shares held by the offender for a period of not more than three (3) years, suspension of a resolution of the General Meeting of Shareholders, nullification of a resolution adopted by the General Meeting of Shareholders (insofar as it can be assumed that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire the ordinary shares for a period of not more than five (5) years.

CORPORATE GOVERNANCE CODE

The Dutch Corporate Governance Code applies to companies with a registered office in the Netherlands and a listing on a government-recognized stock exchange. Besi, which has its registered office in Amsterdam and is listed on Euronext Amsterdam, falls within the scope of the Dutch Corporate Governance Code. At the 2004 General Meeting of Shareholders, the shareholders approved the Besi Corporate Governance Code. This Code is based on both the Dutch Corporate Governance Code and the Sarbanes-Oxley Act of 2002 and related regulations. The Besi Corporate Governance Code can be found at Besi's website (www.besi.com).

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

TAXATION

SUMMARY OF DUTCH TAX CONSIDERATIONS

The following is a summary of the Dutch tax consequences of the acquisition, holding and disposal (including conversion) of the Notes and ordinary shares into which the Notes may be converted. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Notes or of ordinary shares into which the Notes may be converted. In view of its general nature, it should be treated with corresponding caution. As to individual tax consequences, holders of Notes or of ordinary shares are advised to consult their own tax advisors.

WITHHOLDING TAX

INTEREST AND ANY OTHER PAYMENTS UNDER THE NOTES

Under current Dutch law, payment of interest, principal and premium on the Notes, if any, will not be subject to Dutch withholding tax. Accordingly, all payments made by Besi under the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

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

Under the convention between the United States and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "U.S. Tax Treaty") currently in effect, dividends Besi pays to a holder of our ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the U.S. Tax Treaty are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of voting power in Besi, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the ordinary shares and the dividends are attributable. As of February 1, 2005, a full exemption of Dutch withholding tax is applicable for certain U.S. corporate shareholders owning at least 80% of voting power in Besi for a period of at least twelve months prior to the distribution. The U.S. Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the U.S. Tax Treaty. Based on this agreement U.S. pension funds investing in Besi, through entities that are considered to be transparent from a Dutch point of view, but are treated as taxable from a U.S. point of view, are entitled to a reduction of dividend withholding tax to 0%. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

-     the holder is a resident of the United States as defined therein; and

- the holder's entitlement to such benefits is not limited by the provisions of Article 26, limitation on benefits, of the U.S. Tax Treaty. The Protocol to the U.S. Tax Treaty amends also Article 26 of this treaty.

Individuals and corporate entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes, Dutch resident individuals and Dutch resident entities, can generally credit the withholding tax against their income tax or corporate income tax liability.

Under current Dutch law, Besi may be permitted, under limited circumstances, to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the tax authorities in the Netherlands. That portion generally may not exceed 3% of the total dividend distributed by Besi. If Besi retains a portion of the amount withheld from the dividends paid to Dutch resident individuals or Dutch resident entities, the portion (which is not remitted to the tax authorities) might not be creditable against your domestic income tax or corporate income tax liability. Besi will endeavor to provide you with information concerning the extent to which Besi has applied the reduction described above to dividends paid to you and advise you to check the consequences thereof with your local tax advisor.

A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another country, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of "dividend stripping" in which he has paid a consideration related to the receipt of such dividend. In general terms, "dividend stripping" can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his "beneficial" interest in the shares and the dividend distributions. This regime may also apply to the transfer of shares or the entitlement to dividend distributions as described above, if the avoidance of dividend withholding tax is not the main purpose of the transfer.

DUTCH TAXES ON INCOME AND CAPITAL GAINS

DUTCH RESIDENT INDIVIDUALS

As a general rule, Dutch resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year. The value of the Notes or shares or cash received in case of a conversion or redemption of the Notes are included in the calculation of the net investment assets. A tax-free allowance for the first (euro) 19,698 ((euro) 39,396 for partners (statutorily defined term); this amount may be increased with (euro) 2,631 per minor child) of the net investment assets may be available (mentioned amounts are applicable for 2006). Actual benefits derived from the notes or shares, including any capital gains (including conversion or a redemption), are not as such subject to Dutch income tax.

However, if the Notes or shares are attributable to an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the Notes or shares, including any capital gain realized on the disposal or deemed disposal thereof (including a conversion or a redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off), are generally subject to income tax at a progressive rate with a maximum of 52%. An increase of the conversion amount of the Notes, under Article 6(5) of the Terms and Conditions contained in the Notes, may be treated as a conversion of the Notes. Subject to the same progressive rate are benefits derived from the Notes or shares in case a Dutch resident individual carries out activities that exceed regular portfolio asset management or derives other benefits from the notes or shares that are taxable as benefits from activities.

Furthermore, if a Dutch resident individual has an actual or deemed substantial interest in Besi, any benefit derived or deemed to be derived from the shares, including any capital gains realized on the disposal or deemed disposal (that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off thereof), are subject to income tax at a rate of 25%. Finally, if a Dutch resident individual has an actual or deemed substantial interest in Besi, any benefit derived or deemed to be derived from the Notes, including any capital gains realized on the disposal thereof (including conversion or a redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off), may be subject to income tax at a progressive rate with a maximum of 52%. An increase of the conversion amount of the Notes, under Article 6(5) of the Terms and Conditions of the Notes, may be treated as a conversion of the notes. Please see below for further clarification of the term substantial interest.

DUTCH CORPORATE ENTITIES

Any benefit derived or deemed to be derived from the Notes or the shares held by Dutch resident entities, including any capital gains realized on the disposal or deemed disposal (including a conversion or a redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off thereof), is generally subject to corporate income tax at a rate of 31.5% (2006: 29.6%), unless the participation exemption is applicable. An increase of the conversion amount of the Notes, under Article 6(5) of the Terms and Conditions of the Notes, may be treated as a conversion of the Note. Under the participation exemption, Dutch resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses), including currency exchange results, derived from or realized on the disposal of a qualifying shareholding. Generally, the participation exemption applies if a Dutch resident entity holds an interest of at least 5% in the issued and paid up share capital of a company.

A Dutch qualifying pension fund is not subject to corporate income tax and a qualifying Dutch resident investment fund is subject to corporate income tax at a special rate of 0%.

NON-RESIDENT HOLDERS

A holder of Notes or shares into which the Notes may be converted will not be subject to Dutch taxes on income or capital gains in respect of any payment under the Notes or the shares or in respect of any gain realized on the disposal or deemed disposal of the Notes or the shares (including the conversion of the Notes into shares or the redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off), provided that:

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

To the extent that a non-resident holder is subject to Dutch taxes on income or capital gains in respect of the Notes, an increase of the conversion amount of the Notes, under Article 6(5) of the Terms and Conditions of the Notes, may be treated as a conversion of the Notes.

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

GIFT, ESTATE AND INHERITANCE TAX

DUTCH RESIDENTS

In the event Notes are received by a resident or deemed to be resident in the Netherlands by gift or on the death of a holder of Notes, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of the Notes, or shares or cash received in case of a conversion or redemption of the Notes at the time such gift or death.

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

EU SAVINGS DIRECTIVE

The European Union, or EU, has formally adopted the Savings Directive. Under the Savings Directive, member states will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by an economic operator to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system for a transitional period in relation to such payments. Luxembourg, Austria and Belgium have opted for the withholding system. The EU has signed or is in the process of signing agreements with Switzerland, Andorra, SanMarino, Monaco, Liechtenstein and the dependent and associated territories of the United Kingdom and the Netherlands that provides for equivalent measures.

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

This summary also does not discuss the tax consequences of the exchange or other disposition of foreign currency inconnection with the purchase or disposition of ordinary shares. U.S. holders should consult their own tax advisors as to the particular tax consequences to them under U.S. federal, state and local, and foreign tax laws of the acquisition, ownership and disposition of ordinary shares.

TAXATION OF DIVIDENDS

We do not currently intend to pay dividends on our ordinary shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations", for U.S. federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld therefrom) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income on the date of receipt. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under U.S. federal income tax law. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ordinary shares, and thereafter as capital gain. The amount of any dividend paid in a non-U.S. currency will be equal to the U.S. dollar value of the non-U.S. currency on the date of receipt, regardless of whether the U.S. holder converts the payment into U.S. dollars. A U.S. holder will have a tax basis in the non U.S. currency distributed equal to such U.S. dollar amount. Gain or loss, if any, recognized by a U.S. holder on the sale or disposition of the non-U.S. currency generally will be U.S. source ordinary income or loss.

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% applies to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S.; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a "qualifying treaty"). The Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. However, if the Company is a "passive foreign investment company" (as discussed below) in the year in which a dividend is paid or the preceding year, the Company will not b a "qualified foreign corporation" and the dividend will not qualify for the reduced rate of tax.

Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing their U.S. federal taxable income or, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder, may credit against their U.S. federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for U.S. foreign tax credit purposes. However, recently enacted legislation will modify the foreign tax credit rules by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under such legislation, dividends distributed by us to U.S. holders would generally constitute "passive category income", but could, in the case of certain U.S. holders, constitute "general category income".

TAXATION ON SALE, EXCHANGE OR OTHER DISPOSITION OF ORDINARY SHARES

Unless a non-recognition provision applies, U.S. holders will generally recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's adjusted tax basis in the ordinary shares. In general, a U.S. holder's adjusted tax basis in the ordinary shares or New York shares, as applicable will be equal to the amount paid by the U.S. holder for such ordinary shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations", such gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. If a U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of ordinary shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate.

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

If a U.S. holder makes a mark-to-market election with respect to such holder's ordinary shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. holder will include as ordinary income in each year the excess, if any, of the fair market value of such holder's ordinary shares at the end of the taxable year over the holder's adjusted tax basis in those shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the holder's ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. holder's tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such U.S. holder's ordinary shares will also be taxed as ordinary income.

The special PFIC tax rules described above also will not apply to a U.S. holder if the holder makes a QEF election, that is, the holder elects to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide U.S. holders with such information as they may require from us in order to make an effective QEF election.

If a U.S. holder makes a QEF election, the holder will be required to include in gross income for U.S. federal income tax purposes such holder's pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder's tax basis in the ordinary shares will be increased to reflect undistributed amounts that are included in such holder's gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to such holder. Any gain realized upon disposition of such holder's ordinary shares will generally be taxed as capital gain.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding currently at a 28% rate. Backup withholding will generally not apply to a U.S. holder if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder's exempt status, the holder generally must provide such certification on Internal Revenue Service Form W-9.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Besi's management, with the participation of Besi's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. The term "disclosure controls and procedures", as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of Besi's disclosure controls and procedures as of December 31, 2005, Besi's chief executive officer and chief financial officer concluded that, as of such date, Besi's disclosure controls and procedures were effective at the reasonable assurance level.

No change in Besi's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Mr. D. Sinninghe Damste qualifies as an Audit Committee Financial Expert. In determining whether members of the Audit Committee qualify as financial experts within the meaning of the Securities and Exchange Commission's regulations and the Nasdaq National Market listing standards, the Supervisory Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with other reporting companies. Furthermore, the Supervisory Board determined that all members of the Audit Committee are financially literate.

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

C. PRINCIPAL AUDITOR FEES AND SERVICES

KPMG has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2005. The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in 2004 and 2005:

(Euro in thousands)      December 31,
-------------------  -------------------
                     2004           2005
                     ----           ----
Audit fees            213            364
Audit related fees    180            213
Tax fees               42             64
All other fees        110             93
                      ---            ---
Total                 545            734
                      ===            ===

AUDIT FEES

Audit fees primarily relate to fees for professional services rendered in connection with the audit of our annual financial statements set forth in this Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries and services in connection with accounting consultations.

AUDIT-RELATED FEES

Audit related fees mainly comprise services in connection with the acquisition of Datacon, IFRS financial statements, convertible notes and consultations on various accounting issues and rendering opinions for different corporate-related items.

TAX FEES

Tax fees related to services in connection with tax advice, including fees associated with tax compliance services for foreign subsidiaries and other audit related tax services for the years ended December 31, 2004 and 2005.

ALL OTHER FEES

All other related fees mainly comprised service to assist Besi in complying with provisions of the Sarbanes-Oxley Act of 2002.

PRE-APPROVAL POLICIES FOR NON-AUDIT SERVICES

The Audit Committee has approved the external audit plan and related audit fees for the year 2005. The Audit Committee has adopted a policy regarding audit and non-audit services, provided by KPMG. This policy is designed to ensure the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services such as tax-related services and acquisition advisory are permitted. We established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the Audit Committee pre-approves the service. The Audit Committee pre-approves non-audit services not specifically permitted under this policy and reviews the annual external audit plan and any subsequent engagements. The Audit Committee pre-approved all of the non-audit services performed for us during 2005.

D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 through F-38

ITEM 19: EXHIBITS


Exhibit No.     Description
----------      ----------------------------------------------------------------
1               Articles of Association of BE Semiconductor Industries N.V.
                (English translation) (Incorporated by reference from the
                registrant's Report of Foreign Private Issuer on Form 6-K as filed with the Securities and Exchange Commission on January 24,
                2005).

4.1             Employment Agreement between BE Semiconductor Industries N.V.
                and Richard Blickman, dated August 16, 2001.

4.2 Employment Agreement between Besi USA Inc. and Hans Wunderl, dated October 27, 2003.

4.3             Agreement for Services between BE Semiconductor Industries N.V.
                and Hans Wunderl dated October 2003.

4.4             BE Semiconductor Industries N.V. Incentive Plan 2005-2009

8.1             List of Subsidiaries

12.1            Rule 13(a)-14(a)/15(d)-14(a) Certification of Chief Executive
                Officer

12.2            Rule 13(a)-14(a)/15(d)-14(a) Certification of Director of
                Finance

13.1            Section 1350 Certification of Chief Executive Officer

13.2            Section 1350 Certification of Director of Finance

                                       68

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    BE SEMICONDUCTOR INDUSTRIES N.V.

                                    /s/ Richard Blickman
                                    --------------------------------------------
                                    Name: Richard Blickman
                                    Title: President and Chief Executive Officer


Date: April 3, 2006

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2005

BE SEMICONDUCTOR INDUSTRIES N.V.

Report of Independent Registered Public Accounting Firm   F-2

Consolidated Balance Sheets                               F-3

Consolidated Statements of Operations                     F-4

Consolidated Statements of Cash Flows                     F-5

Consolidated Statements of Shareholders' Equity           F-7

Consolidated Statements of Comprehensive Income (Loss)    F-8

Notes to the Consolidated Financial Statements            F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG ACCOUNTANTS N.V.
Arnhem, the Netherlands
February 6, 2006

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

                                                                            December 31,
                                                         -----------------------------------------------
                                                                         2004         2005        2005
                                                           Notes         EURO         EURO       USD (1)
                                                         ---------   ------------   ---------   --------
ASSETS

Cash and cash equivalents                                                 106,573    72,950       86,387
Accounts receivable                                          3             20,172    31,456       37,250
Inventories                                                  4             34,118    53,779       63,685
Other current assets                                         5             14,773    12,737       15,084

                                                                     ------------   -------     --------
Total current assets                                                      175,636   170,922      202,406

Property, plant and equipment                                6             28,543    40,398       47,839
Goodwill                                                     7             12,070    68,864       81,549
Other intangible assets                                      7             10,895    14,619       17,312
Deferred tax assets                                          9                198     1,359        1,609
Other non-current assets                                     8                  -     4,874        5,772

                                                                     ------------   -------     --------
Total assets                                                              227,342   301,036      356,487
                                                                     ============   =======     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                      10                  -     5,693        6,742
Current portion of long-term debt and capital leases        12                753    15,457       18,304
Accounts payable                                                           14,331    14,916       17,663
Accrued liabilities                                         11             18,791    17,663       20,917

                                                                     ------------   -------     --------
Total current liabilities                                                  33,875    53,729       63,626

Convertible notes                                           12                  -    46,000       54,473
Other long-term debt and capital leases                     12             13,361    15,636       18,516
Deferred tax liabilities                                     9              2,156       821          972
Other non-current liabilities                               13                842     3,261        3,862

                                                                     ------------   -------     --------
Total non-current liabilities                                              16,359    65,718       77,823

Minority interest                                                             115       178          211

Ordinary shares                                                            28,023    29,790       35,277
Preference shares                                                               -         -            -
Capital in excess of par value                                            177,478   183,443      217,233
Retained deficit                                                          (20,668)  (25,849)     (30,610)
Accumulated other comprehensive loss                                       (7,840)   (5,973)      (7,073)

                                                                     ------------   -------     --------
Total shareholders' equity                                                176,993   181,411      214,827

                                                                     ------------   -------     --------
Total liabilities and shareholders' equity                                227,342   301,036      356,487
                                                                     ============   =======     ========

(1)   See Note 2 of "Notes to the Consolidated Financial Statements".

 The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except share and per share data)

                                                                        Year ended December 31,
                                                  -----------------------------------------------------------------
                                                                 2003          2004           2005          2005
                                                    Notes        EURO          EURO           EURO         USD (1)
                                                  ---------   -----------   -----------   ------------   ----------
Net sales                                             19           85,500       126,341        164,262      194,519
Cost of sales                                                      63,345        88,352        106,897      126,587

                                                              -----------   -----------   ------------   ----------
Gross profit                                                       22,155        37,989         57,365       67,932

Selling, general and administrative expenses                       25,436        27,145         38,697       45,825
Research and development expenses                     18           13,564        12,500         17,918       21,219
Restructuring charges                                 11                -         5,616          2,231        2,642
Impairment of intangibles                                             287             -              -            -
Amortization of intangible assets                      7            2,522         2,465          3,728        4,415

                                                              -----------   -----------   ------------   ----------
Total operating expenses                                           41,809        47,726         62,574       74,101

Operating loss                                                    (19,654)       (9,737)        (5,209)      (6,169)
Interest income (expense), net                        22            2,815         1,811         (2,711)      (3,210)

                                                              -----------   -----------   ------------   ----------
Loss before taxes and minority interest                           (16,839)       (7,926)        (7,920)      (9,379)
Income taxes (benefit)                                 9           (3,292)       (2,435)        (2,779)      (3,291)

                                                              -----------   -----------   ------------   ----------
Loss before minority interest                                     (13,547)       (5,491)        (5,141)      (6,088)

Minority interest                                                      50            64            (40)         (47)

                                                              -----------   -----------   ------------   ----------
Net loss                                                          (13,497)       (5,427)        (5,181)      (6,135)
                                                              ===========   ===========   ============   ==========

Loss per share
Basic                                                               (0.44)        (0.18)         (0.16)       (0.19)
Diluted                                                             (0.44)        (0.18)         (0.16)       (0.19)

Weighted average number of shares used to compute
  loss per share
Basic                                                          30,813,681    30,794,660     32,710,934   32,710,934
Diluted                                                        30,813,681    30,794,660     32,710,934   32,710,934
                                                              ===========   ===========   ============   ==========

(1)   See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                                       Year ended December 31,
                                                                         ----------------------------------------------
                                                                            2003       2004         2005         2005
                                                                            EURO       EURO         EURO        USD (1)
                                                                         ---------   ---------   ----------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                   (13,497)     (5,427)      (5,181)     (6,135)

Adjustments to reconcile net loss
  to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment                                3,947       4,444        5,732       6,788
Amortization of intangible assets                                            2,522       2,465        3,728       4,415
Impairment of intangibles                                                      287           -            -           -
Amortization of debt issuance costs                                              -           -          314         372
Deferred income taxes (benefits)                                              (610)       (810)      (2,514)     (2,977)
Loss (gain) on disposal of equipment                                           (32)       (105)          53          63
Gain on liquidation of subsidiaries                                              -        (127)           -           -
Translation of debt in foreign currency                                        393         198         (703)       (833)
Minority interest                                                              (50)        (64)          40          47
Share based payments                                                             -           -          105         124

Effects of changes in assets and liabilities, net of amounts acquired:
Decrease (increase) in accounts receivable                                   9,961      (2,556)      (1,674)     (1,982)
Decrease (increase) in inventories                                           4,764      (6,762)       7,796       9,232
Decrease (increase) in other current assets                                    108      (3,969)       3,892       4,609
Increase (decrease) in accrued liabilities                                  (2,520)      4,566       (9,129)    (10,812)
Increase (decrease) in accounts payable                                     (2,621)      4,106       (3,021)     (3,577)

                                                                           -------      ------      -------     -------
Net cash provided by (used in) operating activities                          2,652      (4,041)        (562)       (666)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                       (11,889)     (3,427)      (6,418)     (7,600)
Proceeds from sale of property, plant and equipment                             93         139          730         864
Acquisition of subsidiaries, net of cash acquired                                -           -      (62,002)    (73,423)

                                                                           -------      ------      -------     -------
Net cash used in investing activities                                      (11,796)     (3,288)     (67,690)    (80,159)
                                                                           =======      ======      =======     =======

(1)   See Note 2 of "Notes to the Consolidated Financial Statements".

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                                              Year ended December 31,
                                                                   --------------------------------------------
                                                                     2003       2004        2005        2005
                                                                     EURO       EURO        EURO       USD (1)
                                                                   --------    -------    ---------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital leases                        (1,233)    (8,384)      (8,389)     (9,934)
Proceeds from long-term debt and capital leases                       1,185     13,801       12,356      14,632
Proceeds from issuance of convertible notes, net of expenses              -          -       43,624      51,659
Payments of bank lines of credit                                          -          -      (13,722)    (16,249)
Purchase of own shares                                                 (346)         -            -           -
Proceeds from exercised stock options                                     -          -           27          32
Proceeds from minority shareholder of subsidiary                        221          -            -           -

                                                                    -------    -------      -------     -------
Net cash provided by (used) in financing activities                    (173)     5,417       33,896      40,140

Net decrease in cash and cash equivalents                            (9,317)    (1,912)     (34,356)    (40,685)

Effect of changes in exchange rates on cash and cash equivalents     (1,652)      (412)         733         868
Cash and cash equivalents at beginning of the year                  119,866    108,897      106,573     126,204

                                                                    -------    -------      -------     -------
Cash and cash equivalents at end of the year                        108,897    106,573       72,950      86,387
                                                                    =======    =======      =======     =======
Supplemental disclosure:

Cash paid for interest                                                  655        825        3,054       3,617
Cash paid for income taxes                                              117      1,378        2,490       2,949
                                                                    =======    =======      =======     =======

(1)   See Note 2 of "Notes to the Consolidated Financial Statements".

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands except share data)

                                                                                                   Accumulated
                                                                            Capital                   other         Total
                                             Number of                     in excess              comprehensive    share-
                                              ordinary     Share capital    of par     Retained      income       holders'
                                               shares      at par value      value      deficit      (loss)        equity
                                            outstanding        EURO          EURO        EURO         EURO          EURO
                                            -----------   --------------   ---------   --------   -------------   --------
Balance at December 31, 2002                 30,898,228           28,117     177,730    (1,744)         (3,615)    200,488

Net loss                                              -                -           -   (13,497)              -     (13,497)
Exchange rate changes for the year                    -                -           -         -          (3,139)     (3,139)
Repurchases of own shares                      (103,568)             (94)       (252)        -               -        (346)

                                             ----------   --------------   ---------   -------    ------------    --------
Balance at December 31, 2003                 30,794,660           28,023     177,478   (15,241)         (6,754)    183,506

Net loss                                              -                -           -    (5,427)              -      (5,427)
Exchange rate changes for the year                    -                -           -         -            (959)       (959)
Reclassification - adjustment for
  exchange rate changes on liquidation of
  group companies realized in net loss
                                                      -                -           -         -            (127)       (127)

                                             ----------   --------------   ---------   -------    ------------    --------
Balance at December 31, 2004                 30,794,660           28,023     177,478   (20,668)         (7,840)    176,993

Net loss                                              -                -           -    (5,181)              -      (5,181)
Exchange rate changes for the year                    -                -           -         -           1,827       1,827
Issuance of shares for the acquisition of
  Datacon                                     1,933,842            1,760       5,840         -               -       7,600
Reissued treasury shares for the
  exercise of stock options                       8,000                7          20         -               -          27
Change in minimum pension liability, net
  of taxes of (euro) 25                               -                -           -         -              40          40
Share based payment expenses                          -                -         105         -               -         105

                                             ----------   --------------   ---------   -------    ------------    --------
Balance at December 31, 2005                 32,736,502           29,790     183,443   (25,849)         (5,973)    181,411
                                             ==========   ==============   =========   =======    ============    ========

   The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands)

                                                                         Year ended December 31,
                                                                  --------------------------------------
                                                                    2003      2004      2005      2005
                                                                    EURO      EURO      EURO      USD (1)
                                                                  --------   -------   -------   --------
Net loss                                                           (13,497)   (5,427)   (5,181)   (6,135)

Other comprehensive income (loss):
Foreign currency translation adjustment                             (3,139)     (959)    1,827     2,164
Adjustment for exchange rate changes on liquidation of group
  companies realized in net loss                                         -      (127)        -         -
Change in minimum pension liability, net of taxes of (euro) 25           -         -        40        48

                                                                  --------   -------   -------   -------
Comprehensive income (loss)                                        (16,636)   (6,513)   (3,314)   (3,923)
                                                                  ========   =======   =======   =======

Accumulated other comprehensive income (loss) consists of:

                                                                           Year ended December 31,
                                                                  --------------------------------------
                                                                     2003      2004     2005      2005
                                                                     EURO      EURO     EURO      USD (1)
                                                                  --------   -------   -------   -------
Foreign currency translation adjustment                             (6,754)   (7,840)   (6,013)   (7,121)
Minimum pension liability, net of taxes of (euro) 25                     -         -        40        48

                                                                  --------   -------   -------   -------
Accumulated other comprehensive income (loss)                       (6,754)   (7,840)   (5,973)   (7,073)
                                                                  ========   =======   =======   =======

(1)   See Note 2 of "Notes to the Consolidated Financial Statements".

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     BASIS OF PRESENTATION

BE Semiconductor Industries N.V. ("Besi") was incorporated in the Netherlands in May 1995 as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. Besi's principal operations are in the Netherlands, Austria, Asia and the United States. Besi operates its business through its subsidiaries Fico B.V., or Fico, Meco International B.V., or Meco, and their respective subsidiaries, Laurier Inc., or Laurier and Datacon Technology GmbH, formerly Datacon Technology AG, or Datacon, and its subsidiaries.

On January 4, 2005, Besi acquired all of the outstanding ordinary shares of Datacon for total consideration of (euro) 76.0 million, of which (euro) 65.0 million was paid in cash and (euro) 7.6 million through Besi's issuance of 1,933,842 ordinary shares at the date of the acquisition. Acquisition costs amounted to (euro) 3.4 million.

The results of Datacon are included in Besi's consolidated financial statements from the date of acquisition. The acquisition was accounted for using the purchase method of accounting. The purchase price, including acquisition costs, was allocated as follows:

(In thousands)               EURO
----------------------      ------
Net tangible assets         13,113
Patents                        297
Customer relationships       6,083
Product backlog                719
Goodwill                    55,813
                            ------
                            76,025
                            ======

An amount of (euro) 1.2 million was accounted for in this purchase acquisition with respect to net deferred taxes.

The pro forma impact of this acquisition reflects the acquisition of Datacon as if such transaction had occurred on January 1, 2004. Pro forma 2004 adjustments include (a) results of operations of Datacon prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, (b) the effects of the purchase accounting adjustments relating to the acquisition of Datacon resulting in the amortization of intangibles in 2004 and (c) the elimination of interest income related to the (euro) 68.4 million of cash utilized to help fund the Datacon acquisition. The impact of the Datacon acquisition on Besi's net sales and net loss on a pro forma basis in 2004 is as follows:

                            Pro forma
                            Unaudited
                              2004
(In thousands)                EURO
-------------------------   ---------
Net sales                     194,323
Net loss                       (2,752)
                            =========

2     SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRESENTATION

The accompanying Consolidated Financial Statements include the accounts of Besi and its consolidated subsidiaries (collectively, "the Company"). The Company uses U.S. GAAP for the preparation of the Company's Consolidated Financial Statements.

The accompanying Consolidated Financial Statements are, solely for the convenience of the reader, also translated into U.S. dollars, or USD or U.S. $, using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2005 ((euro) 1.00 = U.S.$ 1.1842). Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollar amounts at that or any other date.

All euro and U.S. dollar amounts are expressed in thousands, unless otherwise stated.

All material operating units qualify for aggregation under Statement of Financial Accounting Standards, or SFAS, No. 131 "Disclosures about Segments of an Enterprise and Related Information" due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial segment and product line information required by SFAS No. 131 can be found in the Company's Consolidated Financial Statements.

PRINCIPLES OF CONSOLIDATION

As of December 31, 2005, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

                                                        LOCATION AND
NAME                                              COUNTRY OF INCORPORATION       PERCENTAGE OF OWNERSHIP
--------------------------------------------   -------------------------------   -----------------------
BE Semiconductor Industries USA, Inc.          Londonderry, New Hampshire, USA            100%
Besi USA Inc.                                  Londonderry, New Hampshire, USA            100%
Fico B.V.                                      Duiven, the Netherlands                    100% (1)
Fico Molding Systems B.V.                      Duiven, the Netherlands                    100% (1)
Fico Trim & Form Integration Systems B.V.      Duiven, the Netherlands                    100% (1)
Fico Tooling B.V.                              Duiven, the Netherlands                    100% (1)
Fico Tooling Leshan Company Ltd.               Leshan, China                               87%
Fico Asia SDN. BHD.                            Shah Alam, Malaysia                        100% (2)
ASM Fico (F.E.) SDN. BHD.                      Shah Alam, Malaysia                       99.9% (3)
Besi Korea Ltd.                                Seoul, Korea                               100%
Fico Hong Kong Ltd.                            Hong Kong, China                           100%
Fico Sales & Service Pte. Ltd.                 Singapore                                  100%
Meco International B.V.                        Drunen, the Netherlands                    100%
Meco Equipment Engineers B.V.                  Drunen, the Netherlands                    100%
Besi Japan Co. Ltd.                            Tokyo, Japan                               100%
Fico Singulation B.V.                          Drunen, the Netherlands                    100%
Besi Taiwan Ltd.                               Taipei, Taiwan                             100%
Meco Equipment Engineers (Far East) Pte Ltd.   Singapore                                  100%
Laurier, Inc.                                  Londonderry, New Hampshire, USA            100%
Besi Austria Holding GmbH                      Vienna, Austria                            100%
Datacon Beteiligungs GmbH                      Vienna, Austria                            100%
Datacon Technology GmbH                        Radfeld, Austria                           100%
Datacon Eurotec GmbH                           Berlin, Germany                            100%
Datacon Hungary Termelo Kft.                   Gyor, Hungary                              100% (2)
Datacon Asia Pacific Pte. Ltd.                 Singapore                                  100%
Datacon North America Inc.                     Wilmington, Delaware, USA                  100%
Datacon Korea Ltd.                             Seoul, Korea                               100%
Datacon Philippines, Inc.                      Muntinlupa City, Philippines               100%

(1) Fico Molding Systems B.V., Fico Trim & Form Integrations B.V. and Fico Tooling B.V. merged effective January 12, 2006 and changed the name of the combined company to Fico B.V. Fico B.V. was renamed to Fico International B.V.

(2) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the management of these respective companies.

(3) In order to comply with local corporate law, a minority shareholding is held by the management of this company.

The functional currency of the Company's foreign subsidiaries is generally the local currency of the country of domicile. The balance sheets of the foreign subsidiaries are translated at the year-end exchange rates. The revenues and expenses of foreign operations are translated to euro at rates approximating to the foreign exchange rate in effect at the dates of the transactions. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to accumulated other comprehensive income (loss).

All intercompany profit, transactions and balances have been eliminated in consolidation.

DERIVATIVE FINANCIAL INSTRUMENTS

In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities, an Amendment of SFAS 133", which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the exchange contracts used by the Company are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in foreign exchange rates.

Using qualifying criteria defined in SFAS No. 133 and SFAS No. 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) on the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses on the derivative instrument are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2003, 2004 and 2005, the derivative instruments used by the Company were fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Realized exchange rate differences are recorded in the Consolidated Statements of Operations as a component of selling, general and administrative expenses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Accounts receivable balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered unlikely. The Company does not have any off-balance sheet credit exposure related to its customers.

INVENTORIES

Inventories are stated at the lower of cost (using first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Category                                       Estimated useful life
--------------------------------------------   ---------------------
Buildings                                              15 - 30 years
Leasehold improvements (1)                              5 - 10 years
Machinery and equipment                                 2 - 10 years
Office furniture and equipment                          3 - 10 years

(1) Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

LEASES

Assets acquired under capital leases are included in the Consolidated Balance Sheets at the present value of the minimum future lease payments at the inception of the lease and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows generated by such asset, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell those assets, and depreciation ceases. The amortization of patents and other identifiable intangible assets is based on the estimated useful lives. The estimated useful lives are as follows:

Category                                       Estimated useful life
--------------------------------------------   ---------------------
Patents and trademarks                                  8 - 16 years
Customer relationships                                      12 years
Acquired product backlog                                    < 1 year

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition. Goodwill is not amortized, but is evaluated for impairment at least annually in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".

The Company has four business units which aggregate as one reportable segment. Goodwill and intangible assets not subject to amortization are tested annually for impairment at the business unit level. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The Company does not have any identifiable intangible assets with indefinite lives.

INCOME TAXES

The Company applies SFAS No. 109 "Accounting for Income Taxes", which requires the use of the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if management assesses that it is more likely than not that the asset will not be realized.

REVENUE RECOGNITION

Shipment of products generally occurs after a customer accepts the product at the Company's premises. Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment if and when the risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliverables in accordance with Emerging Issues Task Force ("EITF") consensus 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables". A customer's sole recourse against the Company is to enforce its obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

WARRANTY EXPENSE

The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized. The amount recorded is based on a history of actual costs incurred in connection with claims under warranty provisions and on estimated probable costs related to such current sales.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expenses when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates occurs. Technical development credits ("Technische Ontwikkelingskredieten" or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 18).

PENSION COSTS

A majority of the employees in the Netherlands participate in a multi-employer union plan which consists of defined benefits determined in accordance with the respective collective bargaining agreements.

A portion of the Company's employees in Austria and Germany participate in defined benefit plans. The Company accounts for the costs of these defined benefit plans in accordance with SFAS No. 87 "Employers' Accounting for Pensions". The Company's net obligation in respect of these defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method. All other pension plans are based on a defined contribution plan and operated by insurance companies. The Company has no other liability regarding pensions other than payment of annual premiums, which are charged against earnings when incurred.

SEVERANCE PROVISIONS

A provision for severance obligations covers the Company's commitment to pay employees a lump sum upon reaching retirement age, or upon the employee's dismissal or resignation.

STOCK OPTIONS

The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma amount of net loss and loss per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net loss for the fixed stock options, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant and no cash settlement provisions. The Company uses variable accounting treatment for options which contain cash settlement provisions and option granted to employees provide a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued ordinary shares or treasury shares by the Company after exercise of the options.

The Company elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123 until January 1, 2006. As of January 2006, the Company will account for share-based payment transactions in accordance with SFAS 123(R) "Shared Based Payment". SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Company used through December 2005 and generally requires that such transactions be accounted for using a "fair-value" based method and recognized as expense in the Consolidated Statements of Operations.

At March 24, 2005, the Supervisory Board approved the vesting acceleration of 551,783 unvested variable and fixed options outstanding under the Company's employee stock options plans. This action was taken to reduce the impact of compensation expense that the Company otherwise would be required to recognize in future consolidated statements of operations pursuant to SFAS123(R), which is applicable to the Company beginning in the first quarter of 2006. Furthermore, the Supervisory Board extended the exercise period with respect to 316,866 out-of-the-money stock options outstanding under the Company's employee stock option plans. In connection with the modification of the terms of the options to accelerate their vesting and to extend the exercise period, approximately (euro) 507, net of related tax effects, was recorded as a non-cash compensation expense on a pro forma basis in accordance with SFAS 123, and this amount is included in the following pro forma table for the year ended December 31, 2005.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                 2003      2004      2005
(Amounts in thousands, except per share data)                    EURO      EURO      EURO
------------------------------------------------------------   --------   -------   -------
Net loss as reported                                            (13,497)   (5,427)   (5,181)
   Deduct: Stock-based employee compensation expense
   determined under fair value based method for all awards,
   net of related tax effects                                    (1,036)     (356)     (674)
   Add: Stock-based compensation expense (release) included
   in net loss, net of related tax effect                            26       (12)       79
                                                               --------   -------   -------
Pro forma net loss                                              (14,507)   (5,795)   (5,776)

BASIC LOSS PER SHARE:
As reported                                                       (0.44)    (0.18)    (0.16)
Pro forma                                                         (0.47)    (0.19)    (0.18)

DILUTED LOSS PER SHARE:
As reported                                                       (0.44)    (0.18)    (0.16)
Pro forma                                                         (0.47)    (0.19)    (0.18)
                                                               ========   =======   =======

CONCENTRATION OF CREDIT RISK

A relatively small number of customers accounts for a significant percentage of the Company's net sales. The loss of a major customer or a reduction in orders by such customers, including reductions due to market or competitive conditions, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

EARNINGS PER SHARE

Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been computed using the weighted average number of ordinary shares and equivalents (representing the dilutive effect of stock options, performance stock awards and the conversion of the convertible notes outstanding during the period, unless the conversion would have an anti-dilutive effect).

RECLASSIFICATIONS

Certain reclassifications have been made to the Consolidated Financial Statements for 2004 and 2003 to conform to the current year presentation.

USE OF ESTIMATES

The preparation of the Company's Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, "Accounting Changes and Error Corrections -- a Replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154", which requires retrospective application of every voluntary change in accounting principal to prior periods' financial statements unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors beginning in fiscal 2007. The Company does not expect the adoption of this accounting standard to have a material effect on our financial position or results of operations.

In December 2004, FASB issued a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation, SFAS No. 123 (revised 2005)", or SFAS 123(R). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of such company or liabilities that are based on the fair value of such company's equity instruments that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Company currently uses and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in the Company's Consolidated Statements of Operations. SFAS 123(R) became effective on January 1, 2006. The effects of the change have not yet been determined by the Company.

In March 2005, the U.S. Securities and Exchange Commission ("SEC") released SEC Staff Accounting Bulletin ("SAB") No. 107. SAB 107 provides the SEC staff position regarding the application of SFAS 123R, "Share-Based Payment". SAB 107 contains interpretive guidance relating to the interaction between SFAS 123R and certain SEC rules and regulations, as well as the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures related to the accounting for share-based payment transactions. The Company is currently evaluating SAB 107 and intends to follow its guidance as part of its adoption of SFAS 123R in the first quarter of 2006.

3     ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

                                     December 31,
                                  -----------------
                                   2004      2005
                                   EURO      EURO
                                  -------   -------
Accounts receivable                21,632    32,160
Allowance for doubtful accounts    (1,460)     (704)

                                  -------   -------
Total accounts receivable, net     20,172    31,456
                                  =======   =======

A summary of activity in the allowance for doubtful accounts is as follows:

                                               2003    2004    2005
                                               EURO    EURO    EURO
                                              -----   -----   ------
Balance at January 1,                         2,912   1,785    1,460
Release for allowance for doubtful accounts    (894)   (250)    (690)
Accounts receivable written off                (127)    (60)     (99)
Foreign currency translation                   (106)    (15)      33

                                              -----   -----   ------
Balance at December 31,                       1,785   1,460      704
                                              =====   =====   ======

4     INVENTORIES

Inventories, net consist of the following:

                            December 31,
                          ---------------
                           2004      2005
                           EURO      EURO
                          ------   ------
Raw materials             10,906   19,583
Work in progress          19,921   28,218
Finished goods             3,291    5,978

                          ------   ------
Total inventories, net    34,118   53,779
                          ======   ======

A summary of activity in the allowance for obsolescence is as follows:

                                            2003    2004      2005
                                            EURO    EURO      EURO
                                           -----   -------   -------
Balance at January 1,                      5,198     7,432     8,915
Provision for loss on obsolete inventory   3,362     3,245     1,718
Inventory written off                       (857)   (1,680)   (1,301)
Foreign currency translation                (271)      (82)      189

                                           -----   -------   -------
Balance at December 31,                    7,432     8,915     9,521
                                           =====   =======   =======

5     OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                 December 31,
                                               ----------------
                                                 2004     2005
                                                 EURO     EURO
                                               -------   ------
VAT receivables                                 2,253     1,326
Income taxes                                    8,989     7,640
Subsidies and development credits receivable      163        83
Interest receivable                               383       540
Deposits                                          106       217
Prepaid expenses                                1,726     1,327
Deferred tax assets                               371     1,041
Other                                             782       563

                                               ------    ------
Total other current assets                     14,773    12,737
                                               ======    ======

6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following:

                                    Land, buildings                     Office
                                     and leasehold   Machinery and  furniture and  Assets under
                                      improvements     equipment      equipment    construction    Total
                                    ---------------  -------------  -------------  -------------  -------
                                          EURO            EURO           EURO           EURO        EURO
                                    ---------------  -------------  -------------  -------------  -------
Balance at January 1, 2005:
Cost                                         21,026         29,308         15,053           510    65,897
Accumulated depreciation                     (6,334)       (18,341)       (12,679)            -   (37,354)

                                    ---------------  -------------  -------------  ------------    ------
Property, plant and equipment, net           14,692         10,967          2,374           510    28,543

Changes in book value in 2005:
Acquisition of Datacon                        8,150          1,673          1,479             -    11,302
Investments                                   2,098          2,482            871           967     6,418
Disposals                                       (73)          (804)           (68)            -      (945)
Depreciation                                 (1,099)        (2,986)        (1,647)            -    (5,732)
Foreign currency translation                    310            371             94            37       812

                                    ---------------  -------------  -------------  ------------    ------
Total changes                                 9,386            736            729         1,004    11,855

Balance at December 31, 2005:
Cost                                         31,577         28,588         16,685         1,514    78,364
Accumulated depreciation                     (7,499)       (16,885)       (13,582)            -   (37,966)

                                    ---------------  -------------  -------------  ------------    ------
Property, plant and equipment, net           24,078         11,703          3,103         1,514    40,398
                                    ===============  =============  =============  ============   =======

On February 6, 2004, the Company sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. The Company granted the buyer a (euro) 1.5 million loan which is payable in 2006. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.50% per annum. The transaction is accounted for as a financing until the buyer repays the loan. Once the buyer repays the loan, this financial obligation and the related real estate assets will be derecognized from the balance sheet. Settlement of this obligation will not result in a cash outflow from the Company. The net book value of the real estate involved in this transaction is approximately (euro) 13.1 million at December 31, 2005.

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

                                                 December 31,
                                              -----------------
                                               2004       2005
                                               EURO       EURO
                                              ------     ------
Land and buildings                            13,140     13,102
Machinery, equipment and office furniture      3,384      3,991
Accumulated depreciation                      (2,518)    (3,335)

                                              ------     ------
Total                                         14,006     13,758
                                              ======     ======

The legal ownership of the majority of the assets under capital leases lies with a third party.

7 GOODWILL AND OTHER INTANGIBLE ASSETS

In the fourth quarter of the years 2003, 2004 and 2005, the Company tested its goodwill and certain of its intangibles for impairment at the business unit level.

As a result, in the fourth quarter of 2003, the Company recorded an impairment of patents related to certain die handling equipment of (euro) 287. No impairment on other intangibles was required. In the fourth quarter of 2004 and 2005, no impairment on intangibles was required. The Company does not have any identifiable intangible assets with indefinite lives.

Goodwill and other intangible assets, net consist of the following:

                                                                            Customer
                                       Goodwill   Patents   Trademarks   relationships   Backlog    Total
                                       --------   -------   ----------   -------------   -------   -------
                                         EURO       EURO       EURO           EURO         EURO      EURO
                                       --------   -------   ----------   -------------   -------   -------
Balance at January 1, 2005:
Cost                                     19,074    34,186          541               -         -    53,801
Accumulated amortization                 (7,004)  (23,652)        (180)              -         -   (30,836)

                                       --------   -------   ----------   -------------   -------   -------
Goodwill and other intangible assets     12,070    10,534          361               -         -    22,965

Changes in book value in 2005:
Acquisition of Datacon                   55,813       297            -           6,083       719    62,912
Tax adjustments on acquisition             (326)        -            -               -         -      (326)
Amortization                                  -    (2,456)         (46)           (507)     (719)   (3,728)
Foreign currency translation              1,307       299           54               -         -     1,660

                                       --------   -------   ----------   -------------   -------   -------
                                         56,794    (1,860)           8           5,576         -    60,518

Balance at December 31, 2005:
Cost                                     76,369    34,978          625           6,083       719   118,774
Accumulated amortization                 (7,505)  (26,304)        (256)           (507)     (719)  (35,291)

                                       --------   -------   ----------   -------------   -------   -------
Goodwill and other intangible assets     68,864     8,674          369           5,576         -    83,483
                                       ========   =======   ==========   =============   =======   =======

Aggregate amortization expense for the year ended December 31, 2005 was (euro)
3.7 million.

Estimated amortization expense for each of the next five years is as follows:

                                                                            EURO
                                                                           -----
2006                                                                       3,032
2007                                                                       3,032
2008                                                                       2,185
2009                                                                       1,535
2010                                                                         857
                                                                           =====

8 OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following

                                                            December 31,
                                                          ----------------
                                                          2004      2005
                                                          EURO      EURO
                                                          ----      -----
Debt issuance costs, net of amortization                     -      2,062
Funds with insurance companies for pension liability         -      2,710
Other                                                        -        102

                                                          ----      -----
Total other non-current assets                               -      4,874
                                                          ====      =====

9 INCOME TAXES

The items giving rise to the deferred tax assets (liabilities), net were as follows:

                                                   December 31,
                                              ---------------------
                                                2004         2005
                                                EURO         EURO
                                              -------      -------
Deferred tax assets
- Operating loss carry forwards                 5,171        7,591
- Intangible assets                             2,881        1,723
- Intercompany interest                         2,065        2,992
- Research and development                          -        1,287
- Inventories                                     556          641
- Provisions                                      290          902
- Other items                                     264          369
                                              -------      -------
Total deferred tax assets, gross               11,227       15,505
- Valuation allowance                         (10,658)     (13,105)
                                              -------      -------
Total deferred tax assets, net                    569        2,400

Deferred tax liabilities
- Intangible assets                            (2,849)        (721)
- Other items                                    (105)        (100)
                                              -------      -------
Total deferred tax liabilities                 (2,954)        (821)

                                              -------      -------
Total deferred  tax assets (liabilities)       (2,385)       1,579
                                              =======      =======

Deferred tax assets
- Current                                         371        1,041
- Non-current                                     198        1,359
                                              -------      -------
                                                  569        2,400
Deferred tax liabilities
- Current                                        (798)           -
- Non-current                                  (2,156)        (821)
                                              -------      -------
                                               (2,954)        (821)

                                              -------      -------
Total deferred tax assets (liabilities)        (2,385)       1,579
                                              =======      =======

The deferred tax assets for operating loss carry forwards are related to the U.S., Austrian and German operations of the Company. Under applicable U.S. tax law, the carry forwards related to the U.S. operating losses of (euro) 18.1 million expire during the periods between 2010 and 2025. The carry forwards related to the Austrian and German operating losses amount to approximately
(euro) 1.7 million and (euro) 1.5 million, respectively, and have no expiration terms.

A summary of activity in the valuation allowance on the deferred tax assets is as follows:

                                                           2003     2004     2005
                                                           EURO     EURO     EURO
                                                         -------   ------   ------
Balance at January 1,                                     10,114   11,089   10,658
Valuation allowance on acquired tax asset                      -        -      687
Provision for allowance on deferred tax assets             2,777      819      513
Reversal of acquired valuation allowance on tax assets         -        -     (211)
Release due to utilization of net operating losses             -     (376)       -
Release due to expiration of net operating losses
   carried forward                                           (98)       -        -
Foreign currency translation                              (1,704)    (874)   1,458

                                                         -------   ------   ------
Balance at December 31,                                   11,089   10,658   13,105
                                                         =======   ======   ======

The change in the total valuation allowance for the year ended December 31, 2003 was an increase of (euro) 975 as compared to December 31, 2002, principally due to uncertainty regarding the realization of the deferred tax assets of the U.S. and Japanese subsidiaries through future taxable income. The change in the total valuation allowance for the year ended December 31, 2004 was a decrease of
(euro) 431 as compared to December 31, 2003 principally due to foreign currency translation differences. The change in the total valuation allowance for the year ended December 31, 2005 was an increase of (euro) 2,447 as compared to December 31, 2004 principally due to acquired valuation allowance in the Datacon acquisition, uncertainty regarding the realization of the deferred tax assets of the German subsidiary and foreign currency translation adjustments.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In 2002, the Company recorded a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on recent U.S. tax losses, which were given substantially more weight than forecasts of future profitability in its evaluation of whether it is probable that the U.S. net operating loss carry forwards will be realized. The Company has provided a valuation allowance for the U.S. tax assets arising after 2002. All written down tax assets of the Company's Japanese subsidiary for which a valuation allowance had previously been established have been utilized in 2004 resulting in a release of a valuation allowance.

In connection with the allocation of the purchase price of Datacon, the Company recorded a valuation allowance of (euro) 0.7 million on deferred tax assets primarily related to net operating losses carry forwards for its U.S. subsidiaries. Through this valuation allowance the Company reduced its tax assets for Datacon's U.S. operation to zero based on the incurred losses. The income tax benefit of (euro) 0.2 million for 2005 in connection with Datacon's U.S. subsidiary was applied to reduce goodwill. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets of Datacon's U.S. subsidiary as of December 31, 2005 in the amount of (euro) 0.6 million will be allocated to goodwill.

In the fourth quarter of 2004, a corporate income tax rate reduction has been enacted in the Netherlands resulting in a tax benefit in the fourth quarter of 2004 of (euro) 223. In 2005, another corporate income tax rate reduction from 31.5% in 2005 to 29.6% in 2006 has been enacted in the Netherlands. Consequently, the Company re-assessed the valuation of its tax assets and liabilities, resulting in a tax benefit in the fourth quarter of 2005 of (euro) 46.

The components of loss before income taxes and minority interest were as follows:

                               Year ended December 31,
                    --------------------------------------------
                      2003               2004              2005
                      EURO               EURO              EURO
                    --------            ------            ------
Domestic              (9,088)           (8,605)           (8,519)
Foreign               (7,751)              679               599

                    --------            ------            ------
Total                (16,839)           (7,926)           (7,920)
                    ========            ======            ======

The Dutch domestic statutory tax rate is 34.5% for the years ended December 31, 2003 and 2004 and 31.5% for the year ended December 31, 2005. The reconciliation between the actual income tax benefit shown in the Consolidated Statements of Operations and the benefit that would be expected based on the application of the domestic tax rate to loss before taxes and minority interest, is as follows:

                                                                        Year ended December 31,
                                                                       ------------------------
                                                                        2003     2004     2005
                                                                        EURO     EURO     EURO
                                                                       ------   ------   ------
"Expected" income tax benefit based on domestic rate                   (5,810)  (2,734)  (2,495)
Non deductible expenses                                                   142      195       27
Foreign tax rate differential                                            (214)      19     (350)
Tax exempt income                                                         (32)    (142)    (248)
Changes in deferred tax assets and liabilities due to adjustment tax
  rates                                                                     -     (223)     (46)
Increase in valuation allowance, net                                    2,777      443      513
Other                                                                    (155)       7     (180)

                                                                       ------   ------   ------
Income taxes (benefit) shown in Statements of Operations               (3,292)  (2,435)  (2,779)
                                                                       ======   ======   ======

The provision for income tax benefit shown in the Statements of Operations consisted of the following:

                              Year ended December 31,
                     ----------------------------------------
                      2003             2004             2005
                      EURO             EURO             EURO
                     ------           ------           ------
Current:
- domestic           (2,416)          (2,019)            (758)
- foreign              (266)             382              607
Deferred:
- domestic             (719)          (1,046)          (1,971)
- foreign               109              248             (657)

                     ------           ------           ------
                     (3,292)          (2,435)          (2,779)
                     ======           ======           ======

10     BORROWING FACILITIES

At December 31, 2005, the Company and its subsidiaries had available credit facilities amounting to an aggregate of (euro) 26.4 million, under which (euro)
5.7 million of short-term borrowings and (euro) 10.7 million of long-term borrowings, including current portion of long-term debt of (euro) 1.8 million, were outstanding. Furthermore, amounts available to be drawn under the lines were reduced by (euro) 1.7 million in outstanding bank guarantees. At December 31, 2005, (euro) 1.0 million of the lines of credit was reserved for foreign exchange contracts. Interest is charged at the bank's base lending rates plus an increment of 1.50%, except for certain Datacon borrowings, which are at interest rates that vary between 1.50% and 4.50% depending on the type of credit facility and currency utilized. The credit facility agreements include covenants requiring us to maintain certain financial ratios. The Company and all of its applicable subsidiaries were in compliance with all loan covenants at December 31, 2005.

11 ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                            December 31,
                                        -------------------
                                         2004        2005
                                         EURO        EURO
                                        ------      ------
Advances from customers                  1,991       2,813
Warranty provision                       2,578       2,597
Income taxes                               300         543
Other taxes and social security            724         892
Salaries and payroll related items       2,920       4,199
Accrued commissions                        468         625
Development credits payable                310          52
Restructuring                            5,820         764
Provision for purchase obligations         494         458
Deferred tax liabilities                   798           -
Interest                                   109       1,131
Other                                    2,279       3,589

                                        ------      ------
Total accrued liabilities               18,791      17,663
                                        ======      ======

WARRANTY PROVISION

A summary of activity in the warranty provision is as follows:

                                               2003      2004      2005
                                               EURO      EURO      EURO
                                            -------   -------   -------
Balance at January 1,                         2,446     1,753     2,578
Provision for loss on warranty                1,287     2,693     2,479
Addition due to acquisition of subsidiary         -         -       415
Cost for warranty                            (1,947)   (1,847)   (2,937)
Foreign currency translation                    (33)      (21)       62

                                            -------   -------   -------
Balance at December 31,                       1,753     2,578     2,597
                                            =======   =======   =======

RESTRUCTURING

In December 2004, the Company announced a restructuring of its operations focused principally on a workforce reduction of 81 employees at its Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of then total fixed headcount worldwide. In addition, the Company announced that it would phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring was the closing of its tooling facility in Brunssum, the Netherlands in the first half of 2005. Workforce reductions of 81 employees occurred during the first half of 2005. The Company recorded a restructuring charge of (euro) 5.6 million in the fourth quarter ending December 31, 2004 to cover the estimated costs of this workforce reduction.

In May 2005, the Company announced the further consolidation and integration of its Dutch Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at its Duiven facility. The Company recorded a restructuring charge of
(euro) 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

In the fourth quarter of 2005, the Company terminated 14 employees at at its Datacon Eurotec subsidiary in Berlin in an effort to improve the efficiency of its die bonding operations. The Company recorded a restructuring charge of
(euro) 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

Changes in the restructuring reserve were as follows:

                           2003    2004     2005
                           EURO    EURO     EURO
                          -----   -----   -------
Balance at January 1,     1,281     521     5,820
Additions                     -   5,616     2,231
Cash payments              (760)   (317)   (7,287)

                          -----   -----   -------
Balance at December 31,     521   5,820       764
                          =====   =====   =======

The charges associated with the reduction in workforce announced in December 2004 included severance and other benefit payments for 81 employees in the Netherlands. The charges associated with the reduction in workforce announced in May 2005 included severance and other benefits for approximately 32 employees, mainly in the Netherlands. Total remaining cash outlays for the restructuring activities announced at the end of 2004 and the second quarter of 2005 are expected to be (euro) 0.2 million which we expect will be paid mostly during the first half of 2006.

The charges associated with the workforce reduction in the fourth quarter of 2005 at Datacon Eurotec included severance and other benefits for 14 people. Total remaining cash outlays for these December 2005 restructuring activities are expected to be (euro) 0.4 million which the Company expects will be paid mostly during the first half of 2006. The balance of (euro) 0.2 million relates to prior restructuring activities and mainly consists of pension premiums to be paid for terminated employees.

12 LONG-TERM DEBT AND CAPITAL LEASES

                                                                                                     December 31,
                                                                                                --------------------
                                                                                                 2004         2005
                                                                                                 EURO         EURO
                                                                                                ------      -------
Convertible notes, interest rate at 5.5%                                                             -       46,000

Other long term debt:
A.    Financial obligation of property Duiven, the Netherlands                                  12,457       11,745
       (Interest rate at 4.1% at December 31, 2005)

B.    Long-term loans from Industrial & Commercial Bank of China, Leshan, China
       (Average interest rate at 6.36% at December 31, 2005)                                     1,632        1,736

C.    Long-term loans from Bank fur Tirol und Vorarlberg,
      Radfeld, Austria (Interest rates vary from 2.13 to 3.13% at December 31, 2005)                 -        9,148

D.    Long-term loan from Bank Austria, Kufstein, Austria
       (Interest rate at 2.25% at December 31, 2005)                                                 -        6,500

E.    Research and development loan from Osterreichische Forschungsforderungs-
      gesellschaft, Wien, Austria (Interest rates at 2.00% and 2.50% at December 31, 2005)           -        1,541

Other capital leases at various interest rates                                                      25          423

                                                                                                ------      -------
                                                                                                14,114       77,093

Less: current portion                                                                             (753)     (15,457)

                                                                                                ------      -------
Total long-term debt and capital leases                                                         13,361       61,636
                                                                                                ======      =======

Aggregate required principal payments due on long-term debt and capital leases for 2006 through 2011 and thereafter, assuming no conversions of the Company's convertible notes occur, are as follows:

                                                                                                    Financial
                                                                  Convertible                      obligation /
                                                                     notes      Long-term debt   Capital leases
                                                                      EURO           EURO              EURO
                                                                  -----------   --------------   ---------------
2006                                                                        -            3,506            14,777
2007                                                                        -            3,477               193
2008                                                                        -            4,017                26
2009                                                                        -            2,447                 -
2010                                                                        -            1,347                 -
2011 and thereafter                                                    46,000            4,131                 -

                                                                  -----------   --------------   ---------------
Total                                                                  46,000           18,925            14,996
Less: imputed interest                                                                                    (2,828)
Less: current portion of financial/capitalized lease obligation                                          (11,951)
                                                                                                 ---------------
Non-current portion of financial/capitalized lease obligation                                                217
                                                                                                 ===============

CONVERTIBLE NOTES

In January 2005, the Company issued (euro) 46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment made on July 28, 2005. The Notes initially convert into ordinary shares at a conversion price of
(euro) 5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If not converted, on the date beginning four years from the issue date, the Company may redeem the outstanding Notes at their par value provided that on the date of conversion the market value of the Company's ordinary shares exceeds 130% of the then effective conversion price.

The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement, in reliance on Regulation S of the U.S. Securities Act of 1933, as amended. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005. The fees incurred for the issuance of the Notes of (euro) 2.4 million are included as debt issuance costs in the Company's Consolidated Balance Sheet as of December 31, 2005 and will be amortized using the interest method as interest cost over the life of the Notes.

OTHER LONG TERM DEBT

A. The Company leases a building in Duiven, the Netherlands. The lease commenced in February 2004 and has a term of 12.5 years. The lease payment, including the interest rate component, was (euro) 108 per month. The Company granted the buyer a (euro) 1.5 million loan which is payable in 2006. The loan can be repaid at any time during the term of the loan. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation is expected in 2006 and will not result in a cash outflow from the Company.

B. The long-term loans consist of a loan of (euro) 231 and (euro) 829 denominated in Renminbi and three loans totaling (euro) 676 denominated in U.S. Dollar for the financing of the Company's activities in China. The interest rates at the end of the year vary from 5.80% to 6.51%. Total repayment is due between April 2006 and December 2008. The loans are secured by a mortgage on the Company's premises in Leshan, China.

C. The long-term loans consist of four loans totaling (euro) 9,148 for the financing of the Company's Datacon subsidiary. The interest rates at December 31, 2005 vary from 2.13% to 3.13%. Total payments are due between July 2008 and April 2014. The loans are secured by bill of exchange, hypothecation of deposit of securities, of land and fire insurance.

D. The long-term loan consists of a loan of (euro) 6,500 for the financing of the Company's Datacon subsidiary. The interest rate at December 31, 2005 is 2.25%. Total payment is due January 2014. The loan is secured by pledging of accounts receivables.

E.    The research and development loan consists of seven loans aggregating
      (euro) 1,541 for the financing of the research and development projects at the Company's Datacon subsidiary. The interest rates at December 31, 2005 vary from 2.0% to 2.5%. Total payment is due between March 2007 and June 2010.

13 OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

                                               December 31,
                                            -----------------
                                            2004         2005
                                            EURO         EURO
                                            ----        -----
Deferred gain on sale and lease back         842          758
Pension liabilities                            -        1,300
Severance obligations                          -        1,203

                                            ----        -----
Total other non-current liabilities          842        3,261
                                            ====        =====

In 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for (euro) 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled (euro) 6.9 million and the net book value of this real estate amounted to (euro) 5.4 million. The Company's gain on this transaction of (euro) 1.1 million is being amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total (euro) 0.6 million per annum.

14 EMPLOYEE BENEFITS

PENSION PLANS

The employees of the Company's Dutch subsidiaries participate in a multi-employer union plan which consists of defined benefits determined in accordance with the respective bargaining agreements. Contributions under this multi-employer union plan were (euro) 3,354 in 2003, (euro) 3,667 in 2004 and
(euro) 3,694 in 2005. Contribution for defined contribution plans, which provide retirement benefits that cover substantially all other employees was (euro) 200 in 2003, (euro) 235 in 2004 and (euro) 178 in 2005. The Company has no continuing obligations other than the annual payments.

The Company's U.S., Malaysian, Korean, Japanese and Chinese subsidiaries have defined contribution plans that supplement the governmental benefits provided under the laws of U.S., Malaysia, Korea, Japan and China, respectively.

The Company's Austrian and German subsidiaries have defined benefit pension plans covering a portion of their eligible employees. Benefits under these plans are typically based on years of service and final average compensation levels. The Company uses November 30 as a measurement date. The plans are managed in accordance with applicable local statutes and practices. The Company deposits funds for these plans with insurance companies, pension trustees, government-managed accounts, and/or accrues the expense for the unfunded portion of the benefit obligation on its Consolidated Financial Statements. Plan assets are invested in equity securities, fixed income securities and other institutional investments. The Company's practice is to fund the various pension plans in amounts sufficient to meet the minimum requirements as established by applicable local governmental oversight and taxing authorities.

A provision for severance obligations is recognized in the Consolidated Balance Sheet if the Company is obligated to make severance payments, even if future termination of the contract is initiated by the employee.

Total recognized asset for defined benefit and severance obligations are as follows:

                                                   December 31,
                                                   ------------
                                                       2005
                                                       EURO
                                                   ------------
Present value of unfunded obligations                         -
Present value of funded obligations                       2,503
Fair value of plan assets                                 2,710
                                                   ------------
Present value of net obligations                           (207)
Unrecognized actuarial gains and losses                       -

                                                   ------------
Recognized asset for defined benefit obligations           (207)
                                                   ============

Changes in the liability for defined benefit and severance obligations recognized in the Consolidated Balance Sheet is as follows:


                                                                                        2005
                                                                          ---------------------------------
                                                                            Pension      Severance
                                                                          liabilities   Obligations   Total
                                                                              EURO          EURO       EURO
                                                                          -----------   -----------   -----
Liability for defined benefit and severance obligations at January 1,               -             -       -
Acquisition of subsidiary                                                       1,464         1,276   2,740
Service cost                                                                      147           172     319
Interest cost                                                                      75            65     140
Net actuarial (gain) loss recognized                                               55           (14)     41
Benefits paid                                                                    (506)         (296)   (802)
Charge to other comprehensive income                                               65             -      65

                                                                          -----------   -----------   -----
Liability for defined benefit and severance obligations at December 31,         1,300         1,203   2,503
                                                                          ===========   ===========   =====

The accumulated defined benefit obligations amount to (euro) 1,139 million as of December 31, 2005. Future expected benefit payments over the next ten fiscal years are zero.

A summary of the components that comprise net periodic pension costs and the weighted average assumptions used for net periodic pension cost and benefit obligation calculations for 2005 is presented below.


                                          December 31,
                                          ------------
                                              2005
                                              EURO
                                          ------------
COMPONENTS OF NET PERIODIC PENSION COST
Service cost                                       147
Interest cost                                       75
Net actuarial (gain) loss recognized                55

                                          ------------
Net periodic pension cost                          277

WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                                      4.5%
Expected long-term return on assets                5.5%
Rate of compensation increase                      3.5%
                                          ============

The discount rate was derived by reference to appropriate benchmark yields on high quality corporate bonds.

Changes in plan assets related to the liability for defined benefit and severance obligations recognized in the Consolidated Balance Sheet is as follows:

                                                         December 31,
                                                         ------------
                                                             2005
                                                             EURO
                                                         ------------
Plan assets at January 1,                                           -
Acquisition of subsidiary                                       4,182
Actual return on plan assets                                      159
Employer contribution                                             258
Transfer of plan assets due to resignation of employee         (1,889)

                                                         ------------
Plan assets at December 31,                                     2,710
                                                         ============

The Company's investment strategy for its defined benefit plans is to invest assets in a prudent manner, maintaining well-diversified portfolios with the long-term objective of meeting the obligations of the plans as they come due. The Company's contributions to these plans for fiscal 2006 are expected to be approximately (euro) 0.2 million.

SHARE BASED COMPENSATION PLANS

Description of Share Based Compensation Plans

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to its executive officers and senior employees. Options granted between 1999 and 2001 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 1995 expired in 2001.

In 2001, the Company established the BE Semiconductor Industries Incentive Plan 2001 - 2005 (the "Incentive Plan 2001"). The Company granted 700,183 options to purchase ordinary shares ("2001 Plan Shares") under the Incentive Plan 2001. Until 2004, the Company made awards under the Incentive Plan 2001 to its executive officers and employees. Options granted from 2002 through 2004 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 2001 expired in 2005.

In the years 2000 through 2001, the Company granted stock options to all of its employees under the Incentive Plan 1995 and in the years 2001 through 2004, the Company granted stock options to all of its employees under the Incentive Plan 2001. These options are fully vested and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment due to cash settlement provisions. All other options granted by the Company under the Incentive Plan 1995 and 2001 receive fixed accounting treatment.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through 2004, which received fixed accounting treatment. For the stock options granted between 2001 and 2004 that receive variable accounting treatment, an amount of (euro) 7, net of tax, was recognized as compensation cost based on the market value of our ordinary shares for the year ended December 31, 2005. As of December 31, 2005, there were outstanding options to purchase an aggregate of 947,193 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of (euro) 9.82 per share. As of December 31, 2005, 174,981 options that receive variable accounting treatment were outstanding at a weighted average exercise price of (euro) 7.13 per share.

In 2005, the Company established the BE Semiconductor Industries Incentive Plan 2005 - 2009 (the "Incentive Plan 2005"). The total number of ordinary shares ("2005 Plan Shares") that the Company may issue under the Incentive Plan 2005 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2005 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company has and anticipates that it will continue, on an annual basis, to make annual and conditional performance stock awards under the Incentive Plan 2005 to supervisory board members, executive officers and senior employees of the Company. Receipt of annual awards in the form of rights to receive ordinary shares of the Company are based on defined targets ("Annual PSA Units"). Receipt of conditional awards in the form of rights to receive ordinary shares of the Company depends in any given year on whether the individual achieved the defined goals ("Conditional PSA Units"). One third of the performance stock awards will vest on each of the following three years. For the performance stock awards granted in 2005, an amount of (euro) 75, net of tax, was recognized as compensation cost in the year ended December 31, 2005 based on the market value of the Company's ordinary shares on the date of grant.

The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 was applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all fixed options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and discloses the pro forma effect of SFAS No. 123. Effective January 1,2006, the Company will be adopting SFAS No. 123(R) which requires that all share-based payments be accounted for based on their fair value.

Financing of Stock Option Plans

Option plans that were issued in 1999 and 2000 contained a financing arrangement pursuant to which the Company financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to the Company on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Summary of Outstanding Stock Options

Following is a summary of changes in Besi options:

                                                     2003                 2004                  2005
                                                   Weighted             Weighted              Weighted
                                                    average              average               average
                                                   exercise             exercise              exercise
                                        Number of    price   Number of    price    Number of    price
                                         options     EURO     options     EURO      options     EURO
                                        ---------  --------  ---------  --------   ---------  --------
Fixed option plans
Outstanding, beginning of year            929,095     11.56    975,768     10.25   1,005,181      9.79
Options granted                           162,905      3.46    131,363      6.02           -         -
Options expired                           (53,598)    10.05          -         -           -         -
Options exercised                               -         -          -         -      (6,000)     3.22
Options forfeited                         (62,634)    12.14   (101,950)     9.34     (51,988)    10.00

                                        ---------  --------  ---------  --------   ---------  --------
Outstanding, end of year                  975,768     10.25  1,005,181      9.79     947,193      9.82
                                        =========  ========  =========  ========   =========  ========

Exercisable, end of year                  431,366     13.48    597,426     12.12     947,193      9.82
                                        =========  ========  =========  ========   =========  ========

Variable option plans
Outstanding, beginning of year            122,710      9.23    164,105      7.54     229,079      7.06
Options granted                            48,466      3.22     69,535      5.95           -         -
Options exercised                               -         -          -         -      (2,000)     3.22
Options forfeited                          (7,071)     7.26     (4,561)     7.19     (52,098)     6.98

                                        ---------  --------  ---------  --------   ---------  --------
Outstanding, end of year                  164,105      7.54    229,079      7.06     174,981      7.13
                                        =========  ========  =========  ========   =========  ========

Exercisable, end of year                        -         -     55,059      9.55     174,981      7.13
                                        =========  ========  =========  ========   =========  ========

Stock options outstanding and exercisable at December 31, 2005:

                                              Options outstanding and exercisable
                                     ----------------------------------------------------
                                                          Weighted
                                                           average            Weighted
                                                          remaining            average
                                       Number            contractual       exercise price
Range of exercise price              of options         life (years)           in euro
-----------------------              ----------         ------------       --------------
Fixed option plans
(euro) 3.22 - (euro) 4.35               153,389                 3.49                 3.47
(euro) 5.20 - (euro) 7.70               100,413                 4.22                 5.89
(euro) 8.94 - (euro) 10.31              465,496                 3.06                  9.5
(euro) 14.65 - (euro) 17.90             227,895                 3.26                16.47
                                      =========         ============       ==============

Variable option plans
(euro) 3.22                              32,746                 3.25                 3.22
(euro) 5.95                              52,282                 4.25                 5.95
(euro) 8.94 - (euro) 10.31               89,953                 1.84                 9.24
                                      =========         ============       ==============

The fair value of the option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

                                                 2003           2004
                                                -----          -----
Expected life (years)                            5.7             5.6
Expected stock price volatility                 55.0%          52.27%
Risk-free rate                                   3.7%           3.32%
                                                ====           =====

The per share weighted average fair value of options granted during 2003 and 2004 was (euro) 1.85 and (euro) 3.15, respectively.

Summary of Outstanding PSA Units

Following is a summary of changes in Besi performance stock awards:

                                              2005           2005
                                             Annual      Conditional
                                           PSA units      PSA units
                                           ---------     -----------
Outstanding, beginning of year                     -               -
PSA units granted                             95,388          17,000
PSA units forfeited                           (5,200)              -

                                           ---------     -----------
Outstanding, end of year                      90,188          17,000
                                           =========     ===========

15 SHARE CAPITAL

As of December 31, 2004 and December 31, 2005, the Company's authorized capital consisted of 55,000,000 ordinary shares and 55,000,000 preference shares, nominal value (euro) 0.91 per share. At December 31, 2004 and 2005, 30,794,660 and 32,736,502 ordinary shares, respectively, were outstanding. No preference shares were outstanding at December 31, 2004 and December 31, 2005, respectively.

16 FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the U.S. dollar and U.S. dollar-linked currencies, since approximately 53% of its sales in 2005 were denominated in U.S. dollar and U.S. dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in U.S. dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2004 and 2005, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualified as cash flow hedges. Forward foreign currency exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was (euro) 823 and (euro) 27 at December 31, 2004 and 2005, respectively. The Company believes that the risk of significant loss from credit risk is remote, because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts at foreign currency contract rate:

                                                    December 31,
                                               ---------------------
                                                2004            2005
                                                EURO            EURO
                                               -----          ------
To sell U.S. dollars for euro                  9,910          23,418
To sell Japanese yen for euro                  1,210               -
                                               =====          ======

At December 31, 2004, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to (euro) 815. At December 31, 2005, unrealized loss on forward foreign currency exchange contracts amounted to (euro) 498.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of the Company's financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, including the Notes, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which has been determined based on quoted market rates for similar contracts, had a positive value of (euro) 823 at December 31, 2004 and a negative value of
(euro) 400 at December 31, 2005, respectively.

Foreign currency transaction results amounted to a loss of (euro) 348 in 2003, to a gain of (euro) 256 in 2004 and to a loss of (euro) 460 in 2005 and are reported as part of Selling, General and Administrative Expenses. For the years ended December 31, 2004 and 2005, an amount of (euro) 617 of foreign currency gain and an amount of (euro) 320 of foreign currency loss, respectively, is included in results of operations relating to ineffectiveness of the Company's foreign currency contracts.

17 COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under operating leases. As of December 31, 2005, the required minimum lease commitments were as follows:

                                                                EURO
                                                               -----
2006                                                           1,792
2007                                                           1,411
2008                                                           1,205
2009                                                           1,205
2010                                                             970
2011 and thereafter                                            3,148

                                                              ------
Total                                                          9,731
                                                              ======

Committed rental expense was (euro) 7.7 million, (euro) 7.1 million and (euro)
7.7 million as of December 31, 2003, 2004 and 2005, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment and materials totaling (euro) 13.2 million as of December 31, 2005.

Lease and rental expenses amounted to (euro) 1.6 million, (euro) 1.3 million and
(euro) 1.7 million for the years ended December 31, 2003, 2004 and 2005, respectively

18 RESEARCH AND DEVELOPMENT CREDITS

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was

6.0% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2005. The remaining amount (including interest) contingently repayable was (euro) 4,880 and (euro) 5,168 at December 31, 2004 and 2005, respectively. The amounts reflected in accrued liabilities at December 31, 2004 and 2005, with respect to sales of molding systems, were (euro) 117 and (euro) 0 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6.0% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1996 and 2005. The remaining amount (including interest) contingently repayable was (euro) 787 and (euro) 791 at December 31, 2004 and 2005, respectively. The amounts reflected in accrued liabilities at December 31, 2004 and 2005, with respect to sales of trim and form systems were (euro) 193 and (euro) 52 respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to (euro) 315 in 2003, (euro) 414 in 2004 and (euro) 761 in 2005.

19 SEGMENT, GEOGRAPHIC AND CUSTOMERS' INFORMATION

The Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. All material operating units qualify for aggregation under SFAS No. 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial segment and product line information required by SFAS No. 131 can be found in the Consolidated Financial Statements.

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, other countries in Europe, the U.S. and Asia Pacific region, which are the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers:

                                         The                         United      Asia
                                     Netherlands    Other Europe     States    Pacific    Elimination       Total
                                         EURO           EURO          EURO       EURO         EURO          EURO
                                     -----------    ------------     ------    -------    -----------     --------
Year ended December 31, 2003
Net sales                                 78,854               -      3,617      8,941         (5,912)     85,500
Net income (loss)                         (5,969)              -     (7,539)        27            (16)    (13,497)
Long-lived assets                         51,003               -        446      5,072              -      56,521
Total assets                             194,424               -     17,675     15,607         (6,289)    221,417

Year ended December 31, 2004
Net sales                                111,709               -     11,239     12,325         (8,932)    126,341
Net income (loss)                         (5,443)              -     (2,472)     2,556            (68)     (5,427)
Long-lived assets                         35,929               -     11,052      4,527              -      51,508
Total assets                             199,094               -     18,190     15,018         (4,960)    227,342

Year ended December 31, 2005
Net sales                                 87,227          28,921     30,068     35,975        (17,929)    164,262
Net income (loss)                         (5,533)         (2,265)      (302)     3,116           (197)     (5,181)
Long-lived assets                         31,141          73,626     12,430      6,684              -     123,881
Total assets                             153,953         110,381     26,596     27,647        (17,541)    301,036
                                     ===========    ============     ======    =======    ===========     =======

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies:

                                                 Year ended December 31,
                                        ----------------------------------------
                                         2003             2004             2005
                                         EURO             EURO             EURO
                                        ------          -------          -------
Germany                                 11,750            7,706           22,482
Other Europe                            14,691           17,013           22,286
United States                            3,452           10,663           21,601
Malaysia                                21,306           16,827           15,291
Korea                                    6,929           15,579           14,293
Taiwan                                   4,368           13,131           14,326
Other Asia Pacific                      22,714           40,014           46,625
Rest of the world                          290            5,408            7,358

                                        ------          -------          -------
Total net sales                         85,500          126,341          164,262
                                        ======          =======          =======

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of U.S. and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

                                                 Year ended December 31,
                                        ----------------------------------------
                                         2003             2004             2005
                                         EURO             EURO             EURO
                                        ------          -------          -------
Customer:
A                                       26,664           21,401           17,406
B                                            -           15,219                -
                                        ======          =======          =======

20 REMUNERATION BOARD OF MANAGEMENT AND SUPERVISORY BOARD

REMUNERATION OF THE BOARD OF MANAGEMENT

The remuneration of the members of the Board of Management is determined by the Supervisory Board, all with due observance of the remuneration policy adopted by the General Meeting of Shareholders at March 24, 2005. The Supervisory Board is required to present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

The total cash remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2003, 2004 and 2005 was as follows:

                                                Year ended December 31,
                                       ---------------------------------------
(In euros)                               2003            2004             2005
----------                             -------         --------         -------
R.W. Blickman
     Salaries                          295,483          301,577         357,000
     Other benefits (5)                 17,154           16,270          17,553
     Bonus (6)                          35,458           36,443          53,550
     Pension (7)                        54,326           55,231          63,339
     Other (8)                               -          344,392               -

J. A. Wunderl (1)
     Salaries                                -          147,952         241,935
     Other benefits (5)                      -            9,594          16,682
     Bonus (6)                               -           34,621          36,290
     Pension (7)                             -           48,085(9)       48,387

                                                Year ended December 31,
                                       ----------------------------------------
(In euros)                               2003             2004             2005
----------                             -------          -------          -------
H. Rutterschmidt (2)
     Salaries                                -                -          274,615
     Other benefits (5)                      -                -           11,202
     Bonus (6)                               -                -           32,954
     Pension (7)                             -                -           60,181

G. Zeindl (3)
     Salaries                                -                -          154,700
     Other benefits (5)                      -                -            7,465
     Pension (7)                             -                -           45,215

M.A.H. Wartenbergh (4)
     Salaries                          114,479          155,835                -
     Other benefits (5)                  9,740           13,215                -
     Bonus                              13,755                -                -
     Pension (7)                        14,329           19,499                -
     Severance payment                       -          395,000                -

J.W. Rischke
     Other (8)                               -           40,884                -
                                      ========          =======          =======

(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 to December 31, 2005. Salary amounts are translated from U.S. dollars into euro using the average exchange rate of U.S. $ 1.2478 = (euro) 1.00 for the year ended December 31, 2004 and U.S. $
    1.2400 = (euro) 1.00 for the year ended December 31, 2005.

(2) Member of the Board of Management from March 24, 2005, remuneration relates to the period from March 24, 2005 to December 31, 2005.

(3) Member of the Board of Management from March 24, 2005; remuneration relates to the period from March 24, 2005 until his exit on September 1, 2005.

(4) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit on January 1, 2005.

(5) Other benefits include expense compensation, medical insurance and premiums social securities.

(6) This amount represents a bonus earned over the applicable year, which will be payable in the first quarter of the following year.

(7) The pension arrangements for members of the Board of Management are defined contribution plans. The Company does not have further pension obligations beyond an annual contribution.

(8) This amount was paid as part of a settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that we should compensate for dilution that arose as a result of our secondary share offering in 2000.

(9) This amount relates to services rendered in 2004, but was agreed upon and paid in 2005.

A portion of the compensation of the Board of Management is performance related.

REMUNERATION OF THE SUPERVISORY BOARD

The aggregate remuneration paid to current members of the Supervisory Board was
(euro) 93 in 2005. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total cash remuneration of the individual members of the Supervisory Board for the years ended December 31, 2003, 2004 and 2005 was as follows:

                                           Year ended December 31,
                               -----------------------------------------------
                                   2003             2004              2005
                                   Total            Total             Cash
(In euros)                     remuneration     remuneration      remuneration
----------                     ------------     ------------      ------------
W. D. Maris                          15,882           23,038            26,000
E. B. Polak                          15,882           19,206            20,000
D. Sinninghe Damste                  15,882           26,038            26,000
T. de Waard                          15,882           19,206            21,000
                               ============     ============      ============

In 2003 and 2004, part of the cash compensation, not exceeding 50%, paid to Supervisory Board members has been replaced by the granting of options to purchase ordinary shares to three Supervisory Board members. The fair value of the option awards to Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration to Supervisory Board members after the grant of said options did not change compared to the remuneration approved by the General Meeting of Shareholders.

In the General Meeting of Shareholders of March 24, 2005, the remuneration for Supervisory Board members changed as follows:

(i) cash base pay for the chairman of the Supervisory Board and the chairman of the Audit Committee of (euro) 20,000 (in euros) per annum and for the other members of (euro) 15,000 (in euros) per annum;

(ii) cash payment of (euro) 1,000 for each board or committee per meeting attended; and

(iii) a grant of 4,000 ordinary shares of Besi per annum.

Supervisory Board members will no longer have the option to receive ordinary shares in lieu of a portion of their cash compensation.

ORDINARY SHARES, OPTIONS AND PSA UNITS HELD BY MEMBERS OF THE BOARD OF
MANAGEMENT

The aggregate number of ordinary shares, the aggregate number of options to purchase ordinary shares and the aggregate number of PSA units owned by the current members of the Board of Management as of December 31, 2005 are as follows:

Ordinary shares

                                                      Number of
                                                        shares
                                                      ---------
R.W. Blickman                                           270,485

H. Rutterschmidt                                        444,784

                                                      ---------
 Total                                                  715,269
                                                      =========

Options

                                                                                    Number of
                                                 Expiration     Exercise price       options
                                  Year of grant     date           in euros        outstanding
                                  -------------  ----------     --------------     -----------
R.W. Blickman                              1999        2010              4.35            8,500
                                           2000        2011             17.90           20,000
                                           2000        2011              9.80          142,000
                                           2001        2007              9.55           40,000
                                           2002        2008              8.94           36,000
                                           2003        2009              3.22           35,042
                                           2004        2010              5.95           15,000
                                                                                   -----------
                                                                                       296,542

J.A. Wunderl                               2003        2009              5.20            8,000
                                           2004        2010              5.95            5,500
                                                                                   -----------
Total                                                                                   13,500

                                                                                   -----------
                                                                                       310,042
                                                                                   ===========

PSA Units

                                                                        Number of       Number of
                                                                          Annual       Conditional
                                                                       Performance     Performance
                                                                       Stock Award     Stock Award
                                                                          Units           Units
                                                   Year of grant       outstanding   outstanding (1)
                                                   -------------       -----------   ---------------
R.W. Blickman                                               2005             5,000            10,000
J.A. Wunderl                                                2005             3,500             7,000
                                                                       -----------   ---------------
Total                                                                        8,500            17,000
                                                                       ===========   ===============

(1) The number of shares that will be granted and/or will vest in any given year will depend on whether the individual achieves defined goals.

At December 31, 2005, there were (euro) 287 of loans outstanding relating to the stock options granted to the members of the Board of Management. The principal amount and other loan conditions have not changed since the inception of the loan agreements in 1999 and 2000.

OPTIONS AND PSA UNITS HELD BY MEMBERS OF THE SUPERVISORY BOARD

The aggregate number of options to purchase ordinary shares and the average number of PSA units held by the current members of the Supervisory Board as of December 31, 2005 are as follows:

Options

                                                                                         Number of
                                                                    Exercise price        options
                                  Year of grant  Expiration date       in euros         outstanding
                                  -------------  ---------------    --------------      ------------
E.B. Polak                                 2002             2008              8.94            1,322
                                           2003             2009              3.22            3,667
                                           2004             2010              5.95            1,937
                                                                                        -----------
                                                                                              6,926

D. Sinninghe Damste                        2002             2008              8.94            1,322
                                           2003             2009              3.22            3,667
                                           2004             2010              5.95            2,629
                                                                                        -----------
                                                                                              7,618

T. de Waard                                2002             2008              8.94            1,322
                                           2003             2009              3.22            3,667
                                           2004             2010              5.95            1,937
                                                                                        -----------
                                                                                              6,926

                                                                                        -----------
Total                                                                                        21,470
                                                                                        ===========

PSA Units

                                                                                         Number of
                                                                                           Annual
                                                                                        Performance
                                                                                        Stock Award
                                                                                           Units
                                                                    Year of grant       outstanding
                                                                    -------------       -----------
W.D. Maris                                                                   2005             4,000
E.B. Polak                                                                   2005             4,000
D. Sinninghe Damste                                                          2005             4,000
T. de Waard                                                                  2005             4,000
                                                                                        -----------
Total                                                                                        16,000
                                                                                        ===========

OPTIONS HELD BY FORMER MEMBERS OF THE BOARD OF MANAGEMENT

The aggregate number of options to purchase ordinary shares held by a former member of the Board of Management as of December 31, 2005 is as follows:

                                                                                              Number of
                                                      Expiration        Exercise price         options
                                  Year of grant          date              in euros          outstanding
                                  ---------------     ----------        --------------       -----------
J.W. Rischke                               1999             2010                  4.35             8,500
                                           2000             2011                 17.90            16,000
                                           2001             2007                  9.55            32,000
                                           2002             2008                  8.94            23,000
                                           2003             2009                  3.22            13,221

                                                                                             -----------
Total                                                                                             92,721
                                                                                             ===========

At December 31, 2005, there were (euro) 78 of loans outstanding relating to the stock options granted to the former members of the Board of Management. The principal amount and other loan conditions have not changed since the inception of the loan agreement in 1999.

21     SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Personnel expenses for all employees were as follows:

                                                        Year ended December 31,
                                               -----------------------------------------
                                                2003              2004             2005
                                                EURO              EURO             EURO
                                               ------            ------           ------
Wages and salaries                             26,730            29,311           43,234
Social security expenses                        2,692             2,931            6,132
Pension and retirement expenses                 2,385             2,561            3,291

                                               ------            ------           ------
Total personnel expenses                       31,807            34,803           52,657
                                               ======            ======           ======

The average number of employees during 2003, 2004 and 2005 was 694, 781 and 1,152, respectively.

The total number of personnel employed per department was:

                                                              December 31,
                                               -----------------------------------------
                                               2003              2004               2005
                                               ----              ----              -----
Sales and Marketing                             114               128                216
Manufacturing and Assembly                      459               484                574
Research and Development                         90               103                189
General and Administrative                       83                83                108

                                               ----              ----              -----
Total number of personnel                       746               798              1,087
                                               ====              ====              =====

As of December 31, 2003, 2004 and 2005 a total of 464, 477 and 367 persons, respectively, were employed in the Netherlands.

22 INTEREST INCOME AND EXPENSE

The components of interest income (expense), net were as follows:

                                                        Year ended December 31,
                                               -----------------------------------------
                                                2003             2004              2005
                                                EURO             EURO              EURO
                                               -----            -----             ------
Interest income                                3,423            2,665              1,630
Interest expense                                (608)            (854)            (4,341)
                                               -----            -----             ------
Interest income (expense), net                 2,815            1,811             (2,711)
                                               =====            =====             ======

23 EARNINGS PER SHARE

The following table reconciles ordinary shares outstanding at the beginning of the year to average shares outstanding used to compute loss per share:

                                                                         2003             2004              2005
                                                                      ----------       ----------        ----------
Shares outstanding at beginning of the year                           30,898,228       30,794,660        30,794,660
Weighted average shares issued during the year                                 -                -         1,912,649
Weighted average repurchased shares                                      (84,547)               -                 -
Weighted average shares reissued from treasury shares
  for the exercise of options                                                  -                -             3,625
                                                                      ----------       ----------        ----------
Average shares outstanding - basic                                    30,813,681       30,794,660        32,710,934

Dilutive shares contingently issuable upon the
  exercise of stock options                                                    -                -                 -
Shares assumed to have been repurchased for
  treasury with assumed proceeds from the exercise
  of stock options                                                             -                -                 -

                                                                      ----------       ----------        ----------
Average shares outstanding - assuming dilution                        30,813,681       30,794,660        32,710,934
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

The following options to purchase ordinary shares and performance stock awards were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

                                                                                      December 31,
                                                                       ------------------------------------------
                                                                          2003            2004             2005
                                                                       ---------       ---------        ---------
Number of options                                                      1,139,873       1,234,260        1,122,174
Average exercise price of options                                           9.86            9.28             9.40

Number of performance stock awards                                             -               -           90,188
                                                                       =========       =========        =========

For purposes of computing diluted earnings per share, 8,975,610 weighted average ordinary share equivalents do not assume conversion of the outstanding convertible notes, as such conversion would have an anti-dilutive effect.

24 SUPPLEMENTAL CASH FLOW INFORMATION

On January 4, 2005, the Company acquired Datacon. The following is a summary of the net cash paid for acquisition:

                                                                    EURO
                                                                  -------
Purchase price of business acquired                               72,600
Acquisition cost                                                   3,425

                                                                  ------
Total consideration                                               76,025
Less: issuance of 1,933,842 ordinary shares                       (7,600)

                                                                  ------
Cash paid                                                         68,425
Less: cash acquired                                               (6,423)

                                                                  ------
Net cash paid for acquisition                                     62,002
                                                                  ======